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INDEX TO FINANCIAL STATEMENTS

Filed pursuant to Rule 424(b)(3)
Registration No. 333-226975

FEDERAL STREET ACQUISITION CORP.
100 Federal Street, 35th Floor
Boston, MA 02110

Dear Federal Street Acquisition Corp. Stockholders:

        You are cordially invited to attend the special meeting of stockholders of Federal Street Acquisition Corp., a Delaware corporation, which is referred to as "Parent" or "FSAC," on October 30, 2018, at 10:00 a.m. Eastern time, at the Downtown Harvard Club of Boston, One Federal Street, 38th Floor, Boston, Massachusetts 02110. This proxy statement/prospectus is dated October 10, 2018 and is first being mailed to stockholders of FSAC on October 10, 2018.

        At the special meeting, FSAC stockholders will be asked to consider and vote upon proposals to:

  (1)
  approve and adopt the Agreement and Plan of Merger, dated as of August 13, 2018, by and among FSAC, Agiliti, Inc., a Delaware corporation ("Agiliti"), Umpire SPAC Merger Sub, Inc., a Delaware corporation ("FSAC Merger Sub"), Umpire Equity Merger Sub, Inc., a Delaware corporation ("Umpire Equity Merger Sub"), Umpire Cash Merger Sub, Inc., a Delaware corporation ("Umpire Cash Merger Sub"), UHS Holdco, Inc., a Delaware corporation ("UHS Holdco"), solely in their capacities as Majority Stockholders, IPC/UHS, L.P. ("IPC/UHS") and IPC/UHS Co-Investment Partners, L.P., each a Delaware limited partnership (together, "IPC" or the "Majority Stockholders"), and solely in its capacity as the Stockholders' Representative, IPC/UHS, as it may be amended from time to time, which is referred to as the "Merger Agreement," a copy of which is attached to this proxy statement/prospectus as Annex A, pursuant to which (i) FSAC will become a wholly owned subsidiary of Agiliti and the holders of FSAC's Class A common stock (including Class A common stock issued upon conversion of FSAC's Class F common stock) will receive shares of common stock of Agiliti; and (ii) UHS Holdco, will become a wholly owned subsidiary of FSAC and the equityholders of UHS Holdco will receive cash and shares of common stock of Agiliti and/or fully-vested options to purchase shares of common stock of Agiliti as merger consideration, as further described in this proxy statement/prospectus (the transactions contemplated by the Merger Agreement, as more fully described under "Proposal No. 1—Approval of the Business Combination—Structure of the Business Combination" are referred to herein as the "Business Combination" and this proposal is referred to herein as the "Business Combination Proposal" or "Proposal No. 1");

  (2)
  approve, for purposes of complying with applicable listing rules of The NASDAQ Stock Market LLC ("NASDAQ"), the issuance and sale of securities of FSAC in a private placement transaction that exceeds 20% of the number of shares of FSAC's common stock outstanding prior to the transaction (this proposal is referred to herein as the "NASDAQ Proposal" or "Proposal No. 2");

  (3)
  to consider and vote upon a proposal to approve the following material differences between the constitutional documents of Agiliti that will be in effect upon the closing of the Business Combination and FSAC's current amended and restated certificate of incorporation: (i) the name of the new public entity will be "Agiliti, Inc." as opposed to "Federal Street Acquisition Corp."; (ii) Agiliti will have 350,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock, as opposed to FSAC having 220,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock; (iii) amendments to the provisions of Agiliti's certificate of incorporation relating to composition of the board of directors, persons entitled to call a special meeting of the stockholders, stockholders not being able to take actions by written consent, amendments to the bylaws of Agiliti by stockholders, indemnification of directors, the election not to be governed by Section 203 of the Delaware General Corporation Law ("DGCL") and corporate opportunities will require the affirmative vote of at least 66 2/3% of the voting power of all outstanding shares of capital stock of Agiliti entitled to vote generally in the election of directors as opposed to majority vote as provided in FSAC's charter; (iv) the corporate opportunity doctrine will not apply to directors, officers, employees or representatives of IPC, affiliates of THL nor to their respective affiliates; (v) the election not to be governed by Section 203 of the DGCL and the addition of a provision that is substantially similar to Section 203 of the DGCL, but excludes affiliates of THL, IPC, each of their successors, affiliates and each of their respective transferees from the definition of "interested stockholder"; and (vi) Agiliti's constitutional documents will not include the various provisions applicable only to special purpose acquisition corporations that FSAC's amended and restated certificate of incorporation contains (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time) (this proposal is referred to herein as the "Charter Proposal" or "Proposal No. 3");

  (4)
  approve the Agiliti, Inc. 2018 Omnibus Incentive Plan (the "2018 Omnibus Incentive Plan"), which is an incentive compensation plan for employees of Agiliti and its subsidiaries, including UHS (this proposal is referred to herein as the "Incentive Plan Proposal" or "Proposal No. 4"); and

  (5)
  approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve the Business Combination Proposal, the NASDAQ Proposal, the Charter Proposal and the Incentive Plan Proposal, or FSAC's public stockholders have elected to redeem an amount of FSAC Class A common stock such that the Minimum Cash Condition (as defined herein) would not be satisfied (this proposal is referred to herein as the "Adjournment Proposal" or "Proposal No. 5").

        Each of these proposals is more fully described in this proxy statement/prospectus, which each stockholder is encouraged to review carefully.

        The aggregate purchase price for the Business Combination and related transactions implies an initial enterprise value for the combined company of approximately $1.74 billion. Subject to the terms of the Merger Agreement and customary adjustments set forth therein, the aggregate consideration to be paid to holders of equity interests in UHS Holdco as of the time immediately prior to the Business Combination, which are referred to as "Selling Equityholders," is expected to be approximately $1.58 billion, which amount will be reduced by, among other things, the aggregate amount of funds needed to repay certain debt obligations of Universal Hospital Services, Inc. ("UHS Opco") and to pay certain transaction expenses of UHS Holdco and its subsidiaries and subject to a working capital adjustment. The consideration to be paid to the Selling Equityholders will be comprised of equity and cash. The equity consideration will consist of newly issued shares of common stock of Agiliti and fully-vested options to purchase shares of common stock of Agiliti to be distributed to the Selling Equityholders equal in aggregate value to $335.0 million (with (i) the common stock of Agiliti valued at $10.00 per share for this purpose and (ii) UHS Holdco options rolled over into new options of Agiliti valued based on the value of the common stock of Agiliti that would be received if the options were exercised, at $10.00 per share, less the applicable exercise price of such options) (the "Maximum Equity Consideration"). The aggregate equity consideration may be decreased (and cash consideration increased) to the extent of cash available following cash payments required by the Merger Agreement, including payments to any FSAC public stockholders electing redemption of their FSAC Class A common stock. The Maximum Equity Consideration may be increased (and cash consideration decreased), solely at UHS Holdco's election, in the event there would otherwise be insufficient cash available to make the payments required under the Merger Agreement. The remainder of the merger consideration will be paid in cash.

        On August 13, 2018, concurrently with the entry into the Merger Agreement, FSAC and Agiliti entered into Subscription Agreements with certain institutional investors who have committed to purchase an aggregate of 25.0 million shares of FSAC Class A common stock at a price of $10.00 per share in a private placement transaction (the "Private Placement"). A newly formed entity, THL Agiliti LLC ("THL Stockholder"), owned by FS Sponsor LLC ("Sponsor") and private equity funds affiliated with Thomas H. Lee Partners, L.P., has subscribed to purchase 20.0 million shares of FSAC Class A common stock in this Private Placement. FSAC has also received a debt commitment letter to refinance UHS Opco's indebtedness, pay transaction expenses and for working capital. See "Proposal No. 2—The NASDAQ Proposal—Subscription Agreements" and "Proposal No. 1—Approval of the Business Combination—Debt Financing."

        At the closing of the Business Combination, Agiliti will enter into a Tax Receivable Agreement (the "Tax Receivable Agreement") with UHS Holdco and the Majority Stockholders. The Tax Receivable Agreement will generally provide for the payment by UHS Holdco to the Selling Equityholders of 85% of certain U.S. federal, state, and local tax benefits realized or deemed realized by Agiliti and its subsidiaries from the use, following the closing, of certain tax attributes. Agiliti and its subsidiaries (including UHS Holdco) will retain the tax benefit, if any, of the remaining 15% of such tax attributes. See the section entitled "Proposal No. 1—Approval of the Business Combination—The Tax Receivable Agreement."

        At closing, Agiliti will enter into separate director nomination agreements with each of IPC and THL Stockholder providing for separate rights to designate nominees to the board of directors of Agiliti in the number and subject to the beneficial ownership thresholds set forth therein. See the section entitled "Proposal No. 1—Approval of the Business Combination—Director Nomination Agreements with IPC and THL Stockholder."

        Additionally, at closing, Agiliti, THL Stockholder, the Majority Stockholders, Thomas J. Leonard, UHS's chief executive officer, and certain other holders will enter into a registration rights agreement, under which the parties thereto will be granted certain customary registration rights, including demand and piggy-back rights, with respect to the shares of common stock of Agiliti they will hold following the Business Combination, in each case subject to cutback provisions. In addition, pursuant to the registration rights agreement, the Majority Stockholders and Mr. Leonard will agree to certain transfer restrictions for 180 days following the closing of the Business Combination. See the section entitled "Proposal No. 1—Approval of the Business Combination—The Registration Rights Agreement."

        Pursuant to FSAC's amended and restated certificate of incorporation, FSAC is providing its public stockholders with the opportunity to redeem, upon the closing of the Business Combination, shares of FSAC's Class A common stock held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing of the Business Combination) in the Trust Account that holds the proceeds (including interest but less taxes payable and any interest that FSAC may withdraw for working capital) of FSAC's initial public offering ("FSAC's IPO"). For illustrative purposes, based on funds in the Trust Account of approximately $464.1 million as of June 30, 2018, the estimated per share redemption price would have been approximately $10.09, excluding the impact of taxes and interest income earned and not previously released to pay up to $750,000 of FSAC's working capital requirements. Public stockholders may elect to redeem their shares even if they vote "for" the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a "group" (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group's shares, in excess of 20% of the shares of common stock included in the units sold in FSAC's IPO. Holders of FSAC's outstanding public warrants do not have redemption rights in connection with the Business Combination. The Sponsor and FSAC's officers and directors have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of FSAC common stock they may hold. Sponsor owns approximately 20% of Parent's issued and outstanding shares of common stock, consisting of Class F common stock ("Founder Shares"). Founder Shares will be excluded from the pro rata calculation used to determine the per share redemption price. Sponsor and FSAC directors and officers have agreed to vote any shares of FSAC common stock owned by them in favor of the Business Combination Proposal.

        FSAC Class A common stock, units and warrants are currently listed on NASDAQ under the symbols "FSAC," "FSACU" and "FSACW," respectively. Agiliti has applied to list its common stock and warrants on NASDAQ under the symbols "AGTI" and "AGTIW," respectively, to become effective upon the closing of the Business Combination.

        FSAC is providing this proxy statement/prospectus and accompanying proxy card to FSAC stockholders in connection with the solicitation of proxies to be voted at the special meeting and at any adjournments or postponements of the special meeting. Whether or not you plan to attend the special meeting, FSAC urges you to read this proxy statement/prospectus (and any documents incorporated into this proxy statement by reference) carefully. Please pay particular attention to the section entitled "Risk Factors."

        After careful consideration, the board of directors of FSAC has unanimously approved and adopted the Merger Agreement and the transactions contemplated therein and unanimously recommends that FSAC stockholders vote "FOR" adoption and approval of the Business Combination Proposal and "FOR" all other proposals presented to FSAC stockholders in this proxy statement/prospectus. When you consider the recommendation by the board of directors of FSAC of these proposals, you should keep in mind that the directors and officers of FSAC have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled "Proposal No. 1—Approval of the Business Combination—Interests of Certain Persons in the Business Combination."

        Approval of the Business Combination Proposal and the Charter Proposal requires the affirmative vote of holders of a majority of FSAC's outstanding shares of common stock entitled to vote thereon at the special meeting. Approval of each of the NASDAQ Proposal, the Incentive Plan Proposal and the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of FSAC's common stock represented in person or by proxy and entitled to vote thereon at the special meeting. The board of directors has already approved each of the proposals.

        Each redemption of shares of FSAC common stock by FSAC public stockholders will decrease the amount in the Trust Account, which held total assets of approximately $464.1 million as of June 30, 2018, which FSAC intends to use for the purposes of consummating the Business Combination within the time period described in this proxy statement/prospectus and to pay approximately $16.1 million in deferred underwriting commissions to the underwriters of FSAC's IPO. FSAC will not consummate the Business Combination if the redemption of public shares would result in FSAC's failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act (or any successor rule)) in excess of $5.0 million or the Minimum Cash Condition would not to be satisfied.

        In addition to the purchase of an aggregate 25.0 million shares of Class A common stock of FSAC at a price of $10.00 per share by certain institutional investors and THL Stockholder in a private placement, in connection with the Business Combination, we may enter into one or more agreements with institutional and other investors pursuant to which the investors will purchase shares of FSAC's Class A common stock (as and to the extent requested by FSAC) through one or more of (i) open market or privately negotiated transactions with third parties (including forward contracts), (ii) a private placement by FSAC to occur concurrently with the consummation of the Business Combination at a purchase price of $10.00 per share of FSAC's common stock in form and substance substantially similar to the subscription agreements executed in connection with the Merger Agreement, or (iii) a combination thereof, in order to help ensure that we have sufficient funds (after redemptions from our Trust Account) to meet the required minimum cash obligations under the Merger Agreement.

        Your vote is very important. If you are a registered stockholder, please vote your shares as soon as possible to ensure that your vote is counted, regardless of whether you expect to attend the special meeting in person, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in "street name" through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. The transactions contemplated by the Merger Agreement will be consummated only if the proposals hereby, other than the Adjournment Proposal, are approved at the special meeting. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. If any of the proposals, other than the Adjournment Proposal, is not approved, the other proposals will not be presented to stockholders for a vote.

        If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted "FOR" each of the proposals presented at the special meeting. If you fail to return your proxy card, or fail to instruct your bank, broker or other nominee how to vote, and do not attend the special meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting. If you are a stockholder of record and you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

        TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT FSAC REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO FSAC'S TRANSFER AGENT BY THE REDEMPTION DEADLINE (AS DEFINED HEREIN). YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY'S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

        On behalf of FSAC's board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

October 10, 2018	Sincerely,
/s/ SCOTT M. SPERLING Scott M. Sperling Executive Chairman of the Board of Directors

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

        This proxy statement/prospectus is dated October 10, 2018 and is first being mailed to stockholders on October 10, 2018.

v

FEDERAL STREET ACQUISITION CORP.

100 Federal Street, 35th Floor
Boston, MA 02110

NOTICE OF SPECIAL MEETING
OF STOCKHOLDERS OF FEDERAL STREET ACQUISITION CORP.

To Be Held on October 30, 2018

  To the Stockholders of Federal Street Acquisition Corp.:

        NOTICE IS HEREBY GIVEN that a special meeting of stockholders, referred to as the "special meeting," of Federal Street Acquisition Corp., a Delaware corporation, which is referred to as "Parent" or "FSAC" will be held on October 30, 2018, at 10:00 a.m., Eastern time, at the Downtown Harvard Club of Boston, One Federal Street, 38th Floor, Boston, Massachusetts 02110. You are cordially invited to attend the special meeting for the following purposes:

  1.
  The Business Combination Proposal—to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 13, 2018, by and among FSAC, Agiliti, Inc., a Delaware corporation ("Agiliti"), Umpire SPAC Merger Sub, Inc., a Delaware corporation ("FSAC Merger Sub"), Umpire Equity Merger Sub, Inc., a Delaware corporation ("Umpire Equity Merger Sub"), Umpire Cash Merger Sub, Inc., a Delaware corporation ("Umpire Cash Merger Sub"), UHS Holdco, Inc., a Delaware corporation ("UHS Holdco"), solely in their capacities as Majority Stockholders, IPC/UHS, L.P. ("IPC/UHS"), and IPC/UHS Co-Investment Partners, L.P., each a Delaware limited partnership (together with IPC/UHS, "IPC" or the "Majority Stockholders"), and solely in its capacity as the Stockholders' Representative, IPC/UHS, as it may be amended from time to time, which is referred to as the "Merger Agreement," a copy of which is attached to this proxy statement/prospectus as Annex A, pursuant to which (i) FSAC will become a wholly owned subsidiary of Agiliti and the holders of FSAC's Class A common stock (including Class A common stock issued upon conversion of FSAC's Class F common stock) will receive shares of common stock of Agiliti; and (ii) UHS Holdco, will become a wholly owned subsidiary of FSAC and the equityholders of UHS Holdco will receive cash and shares of common stock of Agiliti and fully-vested options to purchase shares of common stock of Agiliti as merger consideration, as further described in this proxy statement/prospectus (the transactions contemplated by the Merger Agreement, as more fully described under "Proposal No. 1—Approval of the Business Combination—Structure of the Business Combination" are referred to herein as the "Business Combination" and this proposal is referred to herein as the "Business Combination Proposal" or "Proposal No. 1");

  2.
  The NASDAQ Proposal—to consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of The NASDAQ Stock Market LLC ("NASDAQ"), the issuance and sale of securities in a private placement transaction that exceeds 20% of the number of shares of FSAC's common stock outstanding prior to the transaction (this proposal is referred to herein as the "NASDAQ Proposal" or "Proposal No. 2");

  3.
  The Charter Proposal—to consider and vote upon a proposal to approve the following material differences between the constitutional documents of Agiliti that will be in effect upon the closing of the Business Combination and FSAC's current amended and restated certificate of incorporation: (i) the name of the new public entity will be "Agiliti, Inc." as opposed to "Federal Street Acquisition Corp."; (ii) Agiliti will have 350,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock, as opposed to FSAC having 220,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock; (iii) amendments to the provisions of Agiliti's certificate of incorporation relating to composition of the board of directors, persons entitled to call a special meeting of the stockholders, stockholders not being able to take actions by written consent, amendments to the bylaws of Agiliti by stockholders, indemnification of directors, the election not to be governed by Section 203 of the DGCL and corporate opportunities will require the affirmative vote of at least 66 2/3% of the voting power of all outstanding shares of capital stock of Agiliti entitled to vote generally in the election of directors as opposed to majority vote as provided in FSAC's charter; (iv) the corporate opportunity doctrine will not apply to directors, officers, employees or representatives of IPC, affiliates of THL nor to their respective affiliates; (v) the election not to be governed by Section 203 of the DGCL and the addition of a provision that is substantially similar to Section 203 of the DGCL, but excludes affiliates of THL, IPC, each of their successors, affiliates and each of their respective transferees from the definition of "interested stockholder"; and (vi) Agiliti's constitutional documents will not include the various provisions applicable only to special purpose acquisition corporations that FSAC's amended and restated certificate of incorporation contains (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time) (this proposal is referred to herein as the "Charter Proposal" or "Proposal No. 3");

  4.
  The Incentive Plan Proposal—to consider and vote upon a proposal to approve the 2018 Omnibus Incentive Plan, which is an incentive compensation plan for employees of Agiliti and its subsidiaries, including UHS (this proposal is referred to herein as the "Incentive Plan Proposal" or "Proposal No. 4"); and

  5.
  The Adjournment Proposal—to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal and the other proposals set forth above or FSAC's public stockholders have elected to redeem an amount of FSAC Class A common stock such that the Minimum Cash Condition would not be satisfied (this proposal is referred to herein as the "Adjournment Proposal" or "Proposal No. 5").

        Only holders of record of FSAC common stock at the close of business on October 4, 2018 are entitled to notice of the special meeting and to vote at the special meeting and any adjournments or postponements of the special meeting. A complete list of FSAC stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at the principal executive offices of FSAC for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

        Pursuant to FSAC's amended and restated certificate of incorporation, FSAC will provide holders of its public shares with the opportunity to redeem their shares of FSAC common stock for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of FSAC's initial public offering ("FSAC's IPO") as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (less taxes payable and any interest earned on the funds held in the Trust Account and not previously released to FSAC to pay up to $750,000 of FSAC's working capital requirements) upon the closing of the transactions contemplated by the Merger Agreement. For illustrative purposes, based on funds in the Trust Account of approximately $464.1 million on June 30, 2018, the estimated per share redemption price would have been approximately $10.09, excluding the impact of taxes and interest income earned and not previously released to pay up to $750,000 of FSAC's working capital requirements. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a "group" (as defined under Section 13 of the Exchange Act), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 20% of the public shares. The Sponsor and FSAC's officers and directors have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of FSAC common stock they may hold. Currently, Sponsor owns approximately 20% of FSAC's issued and outstanding shares of common stock, consisting of Class F common stock ("Founder Shares"). Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Sponsor and FSAC directors and officers have agreed to vote any shares of FSAC common stock owned by them in favor of the Business Combination Proposal.

        Approval of the Business Combination Proposal and the Charter Proposal requires the affirmative vote of holders of a majority of FSAC's outstanding shares of common stock entitled to vote thereon at the special meeting. Approval of the NASDAQ Proposal, the Incentive Plan Proposal and the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of FSAC's common stock represented in person or by proxy and entitled to vote thereon at the special meeting. The board of directors has already approved each of the proposals.

        As of June 30, 2018, there was approximately $464.1 million in the Trust Account, which FSAC intends to use for the purposes of consummating a business combination within the time period described in this proxy statement/prospectus and to pay approximately $16.1 million in deferred underwriting commissions to the underwriters of FSAC's IPO. Each redemption of shares of FSAC common stock by its public stockholders will decrease the amount in the Trust Account. FSAC will not consummate the Business Combination if the redemption of public shares would result in FSAC's failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (or any successor rule)) in excess of $5.0 million or the Minimum Cash Condition would not to be satisfied.

        Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. We encourage you to read this proxy statement/prospectus carefully.

By Order of the Board of Directors,
October 10, 2018
/s/ SCOTT M. SPERLING
Scott M. Sperling
Executive Chairman of the Board of Directors

EXPERTS	258
TRANSFER AGENT AND REGISTRAR	258
SUBMISSION OF STOCKHOLDER PROPOSALS AT THE SPECIAL MEETING	258
FUTURE STOCKHOLDER PROPOSALS	258
WHERE YOU CAN FIND MORE INFORMATION	259
INDEX TO FINANCIAL STATEMENTS	F-1

Annexes
Annex A—Agreement and Plan of Merger
Annex B—Agiliti, Inc. 2018 Omnibus Incentive Plan
Annex C—Form of Subscription Agreement with certain institutional investors
Annex D—Subscription Agreement with THL Agiliti LLC
Annex E—Opinion of Moelis & Company LLC, FSAC's Financial Advisor

x

SUMMARY TERM SHEET

        This Summary Term Sheet, together with the sections entitled "Questions and Answers About the Proposals for Stockholders" and "Summary of the Proxy Statement/Prospectus," summarize certain information contained in this proxy statement/prospectus, but do not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the attached annexes, for a more complete understanding of the matters to be considered at the special meeting. In addition, for definitions of terms commonly used throughout this proxy statement/prospectus, including this Summary Term Sheet, see the section entitled "Frequently Used Terms."

  •
  FSAC is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. There currently are 46,000,000 shares of FSAC's Class A common stock issued and outstanding and 11,500,000 shares of Class F common stock that were issued to Sponsor prior to FSAC's initial public offering ("FSAC's IPO") (of which 100,000 shares were subsequently transferred to the independent directors of FSAC). In addition, there currently are 37,950,000 warrants of FSAC outstanding, consisting of 23,000,000 public warrants originally sold as part of units in FSAC's IPO and 14,950,000 private placement warrants (the "Private Placement Warrants") sold to Sponsor in a private placement simultaneously with the consummation of FSAC's IPO. Each warrant entitles its holder to purchase one share of FSAC Class A common stock at an exercise price of $11.50 per share. The public warrants will become exercisable on the later of 30 days after the completion of FSAC's initial business combination or 12 months from the consummation of FSAC's IPO, and expire at 5:00 p.m., New York time, five years after the completion of FSAC's initial business combination or earlier upon redemption or liquidation. For the purposes of FSAC's amended and restated certificate of incorporation and the warrant agreement governing FSAC's outstanding warrants, the Business Combination constitutes a "business combination." For more information about FSAC and its securities, see the sections entitled "Information About FSAC," "FSAC's Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of FSAC Securities."

  •
  UHS is a leading nationwide provider of end-to-end healthcare technology management and service solutions to the United States healthcare industry. UHS provides its customers access to high quality healthcare technology and implements comprehensive medical equipment management and service solutions to reduce capital and operating expenses, increase medical equipment and staff productivity and support improved patient safety and outcomes. For more information about UHS, see the sections entitled "Information About UHS" and "UHS's Management's Discussion and Analysis of Financial Condition and Results of Operations."

  •
  The aggregate purchase price for the Business Combination and related transactions implies an initial enterprise value for the combined company of approximately $1.74 billion. Subject to the terms of the Merger Agreement and customary adjustments set forth therein, the aggregate consideration to be paid to holders of equity interests in UHS Holdco as of the time immediately prior to the Business Combination, which are referred to as "Selling Equityholders," is expected to be approximately $1.58 billion, which amount will be reduced by, among other things, the aggregate amount of funds needed to repay certain debt obligations of UHS Opco and to pay certain transaction expenses of UHS Holdco and its subsidiaries and subject to a working capital adjustment. The consideration to be paid to the Selling Equityholders will be comprised of equity and cash. The equity consideration will consist of newly issued shares of common stock of Agiliti and fully-vested options to purchase shares of common stock of Agiliti to be distributed to the Selling Equityholders equal in aggregate value to $335.0 million (with (i) the common stock of Agiliti valued at $10.00 per share for this purpose and (ii) UHS Holdco options rolled over into new options of Agiliti valued based on the value of the common stock of Agiliti that would be received if the options were exercised, at $10.00 per share, less the applicable exercise price of such options) (the "Maximum Equity Consideration"). The aggregate equity consideration may be decreased (and cash consideration increased) to the extent of cash available following cash payments required by the Merger Agreement, including payments to any FSAC public stockholders electing redemption of their FSAC Class A common stock. The Maximum Equity Consideration may be increased (and cash consideration decreased), solely at UHS Holdco's election, in the event there would otherwise be insufficient cash available to make the payments required under the Merger Agreement. The remainder of the merger consideration will be paid in cash.

  •
  FSAC expects to fund the cash portion of the merger consideration with the funds in the Trust Account and proceeds from the sale of an aggregate of $250.0 million in shares of Class A common stock of FSAC to certain institutional investors and THL Stockholder in a private placement (the "Private Placement"). In addition, FSAC has obtained a debt commitment letter from a syndicate of lenders for senior secured credit facilities comprised of a $660.0 million delayed draw senior secured term loan facility and a $150.0 million senior secured credit facility. The proceeds of the term loan are expected to be used to repay UHS Opco's existing indebtedness. The revolving credit facility will be available on the closing date to, among other things, fund any fees related to the financing, for working capital purposes or working capital adjustments of UHS Opco, and up to $15.0 million to finance the cash payments required at closing.

  •
  Each outstanding share of common stock of FSAC will be converted into one share of common stock of Agiliti. The outstanding warrants of FSAC will, by their terms, automatically entitle the holders to purchase shares of common stock of Agiliti upon consummation of the Business Combination and Agiliti will assume all rights and obligations under the warrant agreement governing the warrants.

  •
  Pursuant to FSAC's amended and restated certificate of incorporation, holders of shares of its Class A common stock may elect to have their shares redeemed upon the closing of the Business Combination, for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing of the Business Combination) in the Trust Account (including interest but less taxes payable and any interest that we may withdraw for working capital). For illustrative purposes, based on funds in the Trust Account of approximately $464.1 million as of June 30, 2018, the estimated per share redemption price would have been approximately $10.09, excluding the impact of taxes and interest income earned and not previously released to pay up to $750,000 of FSAC's working capital requirements. Redeeming holders will be entitled to receive cash for their shares of Class A common stock only if they properly demand redemption and deliver their shares (either physically or electronically) to FSAC's transfer agent no later than 5:00 p.m. Eastern time on October 26, 2018, the second business day prior to the special meeting (subject to any extension approved by FSAC's board of directors, the "Redemption Deadline"). Please see the section entitled "Special Meeting of FSAC Stockholders—Redemption Rights."

  •
  It is anticipated that, upon completion of the Business Combination, FSAC's public stockholders (other than investors in the Private Placement) will own approximately 43% in Agiliti, Private Placement investors (excluding THL Stockholder) will own approximately 5% of the outstanding common stock of Agiliti, THL Stockholder will own approximately 29% of the common stock of Agiliti (including Founder Shares), and the Selling Equityholders will own approximately 23% of the outstanding common stock of Agiliti. This ownership interest assumes that no holder of FSAC's Class A common stock elects to redeem its shares and that approximately 107.2 million shares of common stock of Agiliti are issued (including approximately 3.7 million shares of common stock issuable upon the exercise of fully-vested options), and does not take into account warrants to purchase common stock of Agiliti that will remain outstanding following the Business Combination or any issuances of equity under the 2018 Omnibus Incentive Plan.

  •
  The board of directors of FSAC considered various factors in determining whether to approve the Merger Agreement and the transactions contemplated thereby, including, among other things, (i) that UHS operates in an industry with favorable fundamentals and has a competitive position in healthcare, growth opportunities, an attractive services model and an experienced and proven management team, (ii) the fairness opinion of Moelis & Company LLC ("Moelis") and (iii) the terms and conditions of the Merger Agreement. For more information about FSAC's decision-making process, see the section entitled "Proposal No. 1—Approval of the Business Combination—FSAC's Board of Directors' Reasons for the Approval of the Business Combination."

  •
  In addition to voting on the proposal to adopt the Merger Agreement and approve the transactions contemplated thereunder, including the Business Combination, at the special meeting, the stockholders of FSAC will be asked to vote on:

  •
  a proposal to approve for purposes of complying with applicable listing rules of NASDAQ, the issuance and sale of securities in a private placement transaction that exceeds 20% of the number of shares of FSAC's common stock outstanding prior to the transaction (Proposal No. 2). Please see the section entitled "Proposal No. 2—The NASDAQ Proposal;

  •
  a proposal to approve certain material differences between the constitutional documents of Agiliti that will be in effect upon the closing of the Business Combination and FSAC's current amended and restated certificate of incorporation (Proposal No. 3). This vote, however, will not actually result in stockholders of FSAC approving Agiliti's constitutional documents or amendments to FSAC's corporate governing documents but instead will simply approve the aforementioned material differences in the two sets of documents. Please see the section entitled "Proposal No. 3—The Charter Proposal;

  •
  a proposal to approve the 2018 Omnibus Incentive Plan, which is an incentive compensation plan for employees of Agiliti and its subsidiaries, including UHS (Proposal No. 4). Please see the section entitled "Proposal No. 4—Incentive Plan Proposal; and

  •
  a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal and the other proposals set forth above or FSAC's public stockholders have elected to redeem an amount of FSAC Class A common stock such that the Minimum Cash Condition would not be satisfied (Proposal No. 5). Please see the section entitled "Proposal No. 5—The Adjournment Proposal."

  •
  The proposed Business Combination involves numerous risks. For more information about these risks, please see the section entitled "Risk Factors."

  •
  In considering the recommendation of FSAC's board of directors to vote for the proposals presented at the special meeting, including the Business Combination Proposal, you should be aware that aside from their interests as stockholders, Sponsor and certain members of FSAC's board of directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of FSAC's stockholders generally. FSAC's board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in recommending to its stockholders that they vote in favor of the proposals presented at the special meeting, including the Business Combination Proposal. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the special meeting, including the Business Combination Proposal. These interests include, among other things:

    •
    If the Business Combination or another business combination is not consummated by July 24, 2019, FSAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsors and certain of FSAC's directors would be worthless.

    •
    The warrants that the Sponsor purchased simultaneously with the consummation of FSAC's IPO will become worthless if FSAC does not consummate a business combination by July 24, 2019.

    •
    THL Stockholder's participation in the Private Placement. THL Stockholder is an entity formed by Sponsor and funds affiliated with THL to make the $200.0 million investment and that will also hold the Founder Shares currently owned by Sponsor. Certain of FSAC's directors and officers have an indirect financial interest in the investment by THL Stockholder through their investment in the THL funds that will invest in THL Stockholder.

    •
    The fact that THL Stockholder will initially be able to designate four individuals as nominees to the board of directors following the Business Combination under its Director Nomination Agreement (and thereafter a number of directors based upon maintaining a threshold level of beneficial ownership);

    •
    Sponsor and FSAC's directors and officers have agreed not to redeem any of the Founder Shares or any other shares they may hold in connection with a stockholder vote to approve the Business Combination.

    •
    The continued indemnification of FSAC's existing directors and officers and the continuation of FSAC's directors' and officers' liability insurance after the Business Combination.

    •
    For further information on the interests of the Sponsor and FSAC's directors and officers, see the section entitled "Proposal No. 1—Approval of the Business Combination—Interests of Certain Persons in the Business Combination."

  •
  Sponsor has entered into a voting agreement pursuant to which, among other things, it has agreed to vote in favor of the proposals included in this proxy statement/prospectus.

  •
  The Majority Stockholders and certain members of UHS's management have entered into voting, support, contribution and restrictive covenant agreements pursuant to which, among other things, they have agreed to deliver a written consent approving the Business Combination within two business days of the date when the registration statement of which this proxy statement/prospectus is a part becomes effective.

  •
  At the closing of the Business Combination, Agiliti will enter into a registration rights agreement pursuant to which Agiliti will grant certain customary registration rights, including demand and piggy-back rights, to IPC, THL Stockholder and Thomas J. Leonard, UHS's chief executive officer, with respect to the shares of common stock of Agiliti they will hold following the Business Combination, in each case subject to cutback provisions. Agiliti will also enter into separate director nomination agreements with each of IPC and THL Stockholder, pursuant to which each of IPC and THL Stockholder will be entitled to nominate members to the board of directors until such time as their respective beneficial ownership of shares of common stock of Agiliti is less than 5.0%. See the section entitled "Proposal No. 1—Approval of the Business Combination—Registration Rights Agreement" and "—Director Nomination Agreements with IPC and THL Stockholder."

FREQUENTLY USED TERMS

        Unless otherwise indicated, in this proxy statement/prospectus:

        "Additional Equity Consideration" refers to, in the event the Maximum Equity Condition would not be satisfied at closing, the value of the additional number of shares of common stock and/or fully-vested options elected by UHS Holdco to be received as merger consideration, subject to the limitations contained in the Merger Agreement, in order to cause the Maximum Equity Condition to be satisfied.

        "Adjournment Proposal" refers to the proposal to approve the adjournment of the special meeting to a later date or dates, if necessary.

        "Agiliti" refers to Agiliti, Inc., a Delaware corporation and a wholly-owned subsidiary of FSAC prior to the consummation of the Business Combination.

        "Available Cash" refers to (a) the amount of UHS cash and cash equivalents as of closing, plus (b) the amount of the funds contained in the Trust Account as of immediately prior to the closing and after giving effect to any redemptions and the payment of the deferred underwriting fees, plus (c) the amount of proceeds from the Debt Financing as of closing, plus (d) the amount of proceeds from the Private Placement as of closing.

        "Business Combination" refers to the transactions contemplated by the Merger Agreement.

        "Business Combination Proposal" refers to the proposal to approve and adopt the Agreement and Plan of Merger.

        "Charter Proposal" refers to the proposal to approve the material differences between the constitutional documents of Agiliti that will be in effect upon the closing of the Business Combination and FSAC's current amended and restated certificate of incorporation.

        "Code" refers to the Internal Revenue Code of 1986, as amended.

        "DGCL" refers to the Delaware General Corporation Law.

        "FSAC" or "Parent" refers to Federal Street Acquisition Corp., a special purpose Delaware corporation that is soliciting proxies from its stockholders pursuant to this proxy statement/prospectus.

        "FSAC Merger Sub" refers to Umpire SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Agiliti.

        "Incentive Plan Proposal" refers to the proposal to approve the Agiliti, Inc. 2018 Omnibus Incentive Plan, which is an incentive compensation plan for employees of Agiliti and its subsidiaries, including UHS.

        "IPC" or "Majority Stockholders" refers collectively to IPC/UHS, L.P. and IPC/UHS Co-Investment Partners, L.P.

        "Maximum Equity Condition" means the closing condition of UHS Holdco that the value of the equity consideration received not exceed $335.0 million in the aggregate (with (i) the common stock of Agiliti valued at $10.00 per share for this purpose and (ii) UHS Holdco options rolled over into new options of Agiliti valued based on the value of the common stock of Agiliti that would be received if the options were exercised, at $10.00 per share, less the applicable exercise price of such options) plus any Additional Equity Consideration elected to be received by UHS Holdco, subject to the limitations contained in the Merger Agreement.

        "Merger Agreement" refers to the Agreement and Plan of Merger, dated as of August 13, 2018, by and among FSAC, Agiliti, FSAC Merger Sub, Inc., Umpire Equity Merger Sub, Umpire Cash Merger Sub, UHS Holdco, Inc., solely in their capacities as Majority Stockholders, IPC/UHS, L.P. and IPC/UHS Co-Investment Partners, L.P., and solely in its capacity as the Stockholders' Representative, IPC/UHS, L.P., as it may be amended from time to time.

        "Mergers" refers to the mergers of FSAC Merger Sub with and into FSAC and of each of Umpire Cash Merger Sub and Umpire Equity Merger Sub with and into UHS Holdco pursuant to the Merger Agreement.

        "Minimum Cash Condition" means the closing condition of each of UHS Holdco and FSAC that Available Cash is equal to or greater than an amount equal to (i) the Necessary Cash minus (ii) the Additional Equity Consideration (if any) elected by UHS Holdco.

        "NASDAQ" refers to the Nasdaq Stock Market LLC.

        "NASDAQ Proposal" refers to the proposal to approve, for purposes of complying with applicable listing rules of NASDAQ, the issuance and sale of securities of FSAC in a private placement transaction that exceeds 20% of the number of shares of FSAC's common stock outstanding prior to the transaction.

        "Necessary Cash" refers to (a) the Merger Consideration plus (b) the estimated UHS indebtedness for borrowed money to be paid pursuant to the Merger Agreement plus (c) the estimated UHS and FSAC transaction expenses plus (d) the escrow amount, which is equal to $10.0 million plus (e) the administrative expense amount, which is equal to $1.0 million minus (f) $335.0 million.

        "Parent Merger" refers to the merger of FSAC Merger Sub with and into FSAC.

        "Private Placement" refers to the sale of securities of FSAC to certain institutional investors and THL Stockholder in a private placement, the proceeds of which will be used to fund a portion of the merger consideration.

        "Parent Parties" means, collectively, Agiliti, FSAC Merger Sub, Umpire Cash Merger Sub, Umpire Equity Merger Sub and FSAC.

        "Redemption Deadline" refers to the deadline for exercising redemption rights, which shall be 5:00 p.m. Eastern time on October 26, 2018, the second business day prior to the special meeting (subject to any extension approved by FSAC's board of directors).

        "Selling Equityholders" refers to holders of equity interests in UHS Holdco, including common stock, options and restricted stock units, as of the time immediately before the Business Combination.

        "Sponsor" refers to FS Sponsor LLC, a Delaware limited liability company and an affiliate of THL, that holds approximately 20% of the common stock of FSAC.

        "Stockholders' Representative" refers to IPC/UHS, L.P., a Delaware limited partnership.

        "THL" refers to Thomas H. Lee Partners, L.P., a Delaware limited partnership and its affiliates.

        "THL Stockholder" refers to THL Agiliti LLC, a Delaware limited liability company and an affiliate of the Sponsor, which is participating in the Private Placement.

        "Trust Account" refers to the trust account which holds the proceeds of FSAC's IPO, with Continental Stock Transfer & Trust Company as trustee.

        "UHS" refers to UHS Holdco, Inc. together with its consolidated subsidiaries, including UHS Opco.

        "UHS Holdco" refers to UHS Holdco, Inc.

        "UHS Opco" refers to Universal Hospital Services, Inc., a Delaware corporation and a wholly-owned subsidiary of UHS Holdco.

        "Umpire Cash Merger Sub" refers to Umpire Cash Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of FSAC.

        "Umpire Equity Merger Sub" refers to Umpire Equity Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of FSAC.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR STOCKHOLDERS

        The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the special meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to our stockholders. Unless otherwise indicated, references in this Questions and Answers About the Proposals for Stockholders to "we," "us" or "our" refer to Agiliti. References to "FSAC" refer to Federal Street Acquisition Corp. We urge stockholders to read carefully this entire proxy statement/prospectus, including the annexes and the other documents referred to herein.

Q:
Why is FSAC seeking my approval of the Business Combination?

A:
FSAC stockholders are being asked to consider and vote upon a proposal to approve and adopt the Merger Agreement, among other proposals. FSAC has entered into the Merger Agreement as a result of which (i) FSAC will become a wholly owned subsidiary of Agiliti and the holders of FSAC's Class A common stock and Class F common stock will receive shares of common stock of Agiliti; and (ii) UHS Holdco will become a wholly owned subsidiary of FSAC and the Selling Equityholders will receive the merger consideration described in this proxy statement/prospectus. We refer to the transactions contemplated in the Merger Agreement as the "Business Combination." Subject to the terms of the Merger Agreement and customary adjustments set forth therein, the aggregate consideration to be paid to holders of equity interests in UHS Holdco as of the time immediately prior to the Business Combination, which are referred to as "Selling Equityholders," is expected to be approximately $1.58 billion, which amount will be reduced by, among other things, the aggregate amount of funds needed to repay certain debt obligations of UHS Opco and to pay certain transaction expenses of UHS Holdco and its subsidiaries and subject to a working capital adjustment. The consideration to be paid to the Selling Equityholders will be comprised of equity and cash. The equity consideration will consist of newly issued shares of common stock of Agiliti and fully-vested options to purchase shares of common stock of Agiliti to be distributed to the Selling Equityholders equal in aggregate value to $335.0 million (with (i) the common stock of Agiliti valued at $10.00 per share for this purpose and (ii) UHS Holdco options rolled over into new options of Agiliti valued based on the value of the common stock of Agiliti that would be received if the options were exercised, at $10.00 per share, less the applicable exercise price of such options) (the "Maximum Equity Consideration"). The aggregate equity consideration may be decreased (and cash consideration increased) to the extent of cash available following cash payments required by the Merger Agreement, including payments to any FSAC public stockholders electing redemption of their FSAC Class A common stock. The Maximum Equity Consideration may be increased (and cash consideration decreased), solely at UHS Holdco's election, in the event there would otherwise be insufficient cash available to make the payments required under the Merger Agreement. The remainder of the merger consideration will be paid in cash. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

  FSAC Class A common stock, units and warrants are currently listed on NASDAQ under the symbols "FSAC," "FSACU" and "FSACW," respectively. Agiliti has applied to list its common stock and warrants on NASDAQ under the symbols "AGTI" and "AGTIW," respectively, to become effective upon the closing of the Business Combination.

  This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the special meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

  Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes.

Q:
What is being voted on at the special meeting?

A:
Below are proposals on which FSAC stockholders are being asked to vote.

1.
Business Combination Proposal—To approve and adopt the Business Combination and the other transactions contemplated by the Merger Agreement;

2.
The NASDAQ Proposal—To consider and vote upon a proposal to approve the issuance and sale of securities in a private placement transaction that exceed 20% of the number of shares of FSAC's common stock outstanding prior to the transaction;

3.
The Charter Proposal—To consider and vote upon a proposal to approve the following material differences between the constitutional documents of Agiliti that will be in effect upon the closing of the Business Combination and FSAC's current amended and restated certificate of incorporation: (i) the name of the new public entity will be "Agiliti, Inc." as opposed to "Federal Street Acquisition Corp."; (ii) Agiliti will have 350,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock, as opposed to FSAC having 220,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock; (iii) amendments to the provisions of Agiliti's certificate of incorporation relating to composition of the board of directors, persons entitled to call a special meeting of the stockholders, stockholders not being able to take actions by written consent, amendments to the bylaws of Agiliti by stockholders, indemnification of directors, the election not to be governed by Section 203 of the DGCL and corporate opportunities will require the affirmative vote of at least 66 2/3% of the voting power of all outstanding shares of capital stock of Agiliti entitled to vote generally in the election of directors as opposed to majority vote as provided in FSAC's charter; (iv) the corporate opportunity doctrine will not apply to directors, officers, employees or representatives of IPC or THL Stockholder nor to their respective affiliates; (v) the election not to be governed by Section 203 of the DGCL and the addition of a provision that is substantially similar to Section 203 of the DGCL, but excludes THL Stockholder, IPC, each of their successors, affiliates and each of their respective transferees from the definition of "interested stockholder"; and (vi) Agiliti's constitutional documents will not include the various provisions applicable only to special purpose acquisition corporations that FSAC's amended and restated certificate of incorporation contains (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time);

4.
The Incentive Plan Proposal—To consider and vote upon a proposal to approve the 2018 Omnibus Incentive Plan, which is an incentive compensation plan for employees of Agiliti and its subsidiaries, including UHS; and

5.
Adjournment Proposal—To approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or FSAC's public stockholders have elected to redeem an amount of FSAC Class A common stock such that the Minimum Cash Condition would not be satisfied.

Q:
Are the proposals conditioned on one another?

A:
The approval of each of the Business Combination Proposal, the NASDAQ Proposal, the Charter Proposal and the Incentive Plan Proposal is conditioned on the approval of each other proposal, other than the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that the Business Combination Proposal, the NASDAQ Proposal, the Charter Proposal or the Incentive Plan Proposal does not receive the requisite vote for approval, then we will not consummate the Business Combination. If FSAC does not consummate the Business Combination and fails to complete an initial business combination by July 24, 2019, FSAC will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its public stockholders.

Q:
Why am I receiving these proxy materials?

A:
You are receiving proxy materials in connection with the solicitation of proxies by the board of directors of FSAC because you were a stockholder of FSAC as of October 4, 2018, the record date for the special meeting. In accordance with Delaware law and FSAC's certificate of incorporation, in order to complete the merger, FSAC stockholders holding a majority of the outstanding shares of FSAC common stock as of the record date must vote to adopt the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement as Annex A. FSAC will submit the Merger Agreement to its stockholders for adoption at the special meeting. For more information, read the section entitled "Special Meeting of FSAC Stockholders."

  This prospectus/proxy statement, which you should read carefully, contains important information about the Business Combination, the Merger Agreement and the special meeting and the matters to be voted on thereat. The enclosed materials allow you to submit a proxy to vote your shares of FSAC common stock without attending the special meeting and to ensure that your shares of FSAC common stock are represented and voted at the special meeting.

  Your vote is very important. Even if you plan to attend the special meeting, we encourage you to submit a proxy as soon as possible.

Q:
What will happen in the Business Combination?

A:
At the closing of the Business Combination, (i) FSAC will become a wholly owned subsidiary of Agiliti and the holders of FSAC's Class A common stock and Class F common stock will receive shares of common stock of Agiliti; and (ii) UHS Holdco will become a wholly owned subsidiary of FSAC and the Selling Equityholders will receive the merger consideration described in this proxy statement/prospectus. In connection with the Business Combination, the cash held in the Trust Account, the proceeds from the Private Placement and the proceeds of the Debt Financing will be used to repay existing debt of UHS Opco, to pay the cash consideration to the Selling Equityholders and to pay certain fees and expenses in connection with the Business Combination. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Q:
What equity stake will current stockholders of FSAC and Selling Equityholders hold in the post-combination company after the closing?

A:
It is anticipated that, upon completion of the Business Combination, FSAC's public stockholders (other than investors in the Private Placement) will own approximately 43% in Agiliti, Private Placement investors (excluding THL Stockholder) will own approximately 5% of the outstanding common stock of Agiliti, THL Stockholder will own approximately 29% of the common stock of Agiliti (including Founder Shares), and the Selling Equityholders will own approximately 23% of the outstanding common stock of Agiliti. This ownership interest assumes that no holder of FSAC's Class A common stock elects to redeem its shares and that approximately 107.2 million shares of common stock of Agiliti are issued (including approximately 3.7 million shares of common stock issuable upon the exercise of fully-vested options), and does not take into account warrants to purchase common stock of Agiliti that will remain outstanding following the Business Combination or any issuances of equity under the 2018 Omnibus Incentive Plan. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by FSAC's existing stockholders in the post-combination company will be different.

  The table below illustrates the ownership of the common stock of Agiliti by FSAC's public stockholders assuming various redemption scenarios:

Number of Shares Redeemed	Ownership by FSAC Public Stockholders
4,600,000	39%
9,200,000	34%
9,700,000*	34%

*
Represents maximum number of shares that can be redeemed to satisfy the Minimum Cash Condition and the Maximum Equity Condition. See the section entitled "Unaudited Pro Forma Condensed Combined Financial Information" for further information.
Q:
Will FSAC obtain new financing in connection with the Business Combination?

A:
Yes. FSAC has obtained a debt commitment letter from a syndicate of lenders, which we refer to as the "Debt Financing," which provide for senior secured credit facilities comprised of a $660.0 million delayed draw senior secured term loan facility and a $150.0 million senior secured revolving credit facility. The proceeds of the term loan are expected to be used to repay UHS Opco's existing indebtedness. The revolving credit facility will be available on the closing date to, among other things, fund any fees related to the financing, for working capital purposes or working capital adjustments of UHS Opco, and up to $15.0 million to finance the cash payments required at closing.

Q:
What conditions must be satisfied to complete the Business Combination?

A:
There are a number of closing conditions in the Merger Agreement, including the approval by the stockholders of FSAC of each of the proposals hereby other than the Adjournment Proposal.

  In addition, it is a condition to closing for both UHS Holdco and FSAC that cash available at closing is equal to or greater than cash required to pay the cash merger consideration and make other cash payments required by the Merger Agreement, including payments to any stockholders electing to redeem their public shares, after taking into account any Additional Equity Consideration elected to be received by UHS Holdco (subject to the limitations contained in the Merger Agreement).

  It is also a condition to closing for UHS Holdco that the maximum amount of the merger consideration payable in common stock of Agiliti and fully-vested options to purchase common stock not exceed $335.0 million (with (i) the common stock of Agiliti valued at $10.00 per share for this purpose and (ii) UHS Holdco options rolled over into new options of Agiliti valued based on the value of the common stock of Agiliti that would be received if the options were exercised, at $10.00 per share, less the applicable exercise price of such options), as increased by any Additional Equity Consideration elected to be received by UHS Holdco (subject to the limitations contained in the Merger Agreement).

  For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled "Proposal No. 1—Approval of the Business Combination—The Merger Agreement."

Q:
In addition to the new financing, are there any other arrangements that FSAC has entered into in order to help fund the cash portion of the purchase price?

A:
Yes. On August 13, 2018, concurrently with the entry into the Merger Agreement, FSAC and Agiliti entered into subscription agreements with certain institutional investors and with THL

  Stockholder, pursuant to which the investors have agreed to purchase in the aggregate $250.0 million in shares of Class A common stock of FSAC at a purchase price of $10.00 per share on a private placement basis subject to certain conditions, including the satisfaction of the closing conditions in the Merger Agreement. The proceeds therefrom will be used to partially fund the cash consideration to be paid to UHS Holdco's equityholders.

Q:
What happens if I sell my shares of common stock before the special meeting?

A:
The record date for the special meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of common stock after the record date, but before the special meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting. If you transfer your shares of common stock prior to the record date, you will have no right to vote those shares at the special meeting.

Q:
What constitutes a quorum at the special meeting?

A:
Holders of a majority in voting power of FSAC's common stock issued and outstanding and entitled to vote at the special meeting, present in person or represented by proxy, constitute a quorum. In the absence of a quorum, the chairman of the meeting has power to adjourn the special meeting. As of the record date for the special meeting, 28,750,001 shares of FSAC common stock would be required to achieve a quorum.

Q:
What vote is required to approve the proposals presented at the special meeting?

A:
In order to establish a quorum, holders of at least a majority of the outstanding shares of FSAC common stock entitled to vote as of the record date must be present at the special meeting in person or by proxy. Accordingly, a FSAC stockholder's failure to vote by proxy or to vote in person at the special meeting will not be counted towards the number of shares of FSAC common stock required to validly establish a quorum.

Approval of the Business Combination Proposal and the Charter Proposal requires the affirmative vote of holders of a majority of FSAC's outstanding shares of common stock entitled to vote thereon at the special meeting. Accordingly, a FSAC stockholder's failure to vote by proxy or to vote in person at the special meeting or an abstention from voting with regard to the Business Combination Proposal and/or the Charter Proposal will have the same effect as a vote "AGAINST" the Business Combination Proposal and/or the Charter Proposal, as applicable.

Approval of the NASDAQ Proposal, the Incentive Plan Proposal and the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of FSAC common stock represented in person or by proxy and entitled to vote thereon at the special meeting. Accordingly, a FSAC stockholder's failure to vote by proxy or to vote in person at the special meeting will have no effect on the outcome of any vote on these proposals. However, abstentions will have the same effect as a vote "AGAINST" these proposals.

Q:
May FSAC, Sponsor or FSAC's directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:
In connection with the stockholder vote to approve the proposed Business Combination, Sponsor, FSAC's directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of FSAC's directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under

  Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of FSAC shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that Sponsor, FSAC's directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

  In addition to the purchase of an aggregate 25.0 million shares of Class A common stock of FSAC at a price of $10.00 per share by certain institutional investors and THL Stockholder in a private placement, in connection with the Business Combination, we may enter into one or more agreements with institutional and other investors pursuant to which the investors will purchase shares of FSAC's Class A common stock (as and to the extent requested by FSAC) through one or more of (i) open market or privately negotiated transactions with third parties (including forward contracts), (ii) a private placement by FSAC to occur concurrently with the consummation of the Business Combination at a purchase price of $10.00 per share of FSAC's common stock in form and substance substantially similar to the subscription agreements executed in connection with the Merger Agreement, or (iii) a combination thereof, in order to help ensure that we have sufficient funds (after redemptions from our Trust Account) to meet the required minimum cash obligations under the Merger Agreement.

Q:
How many votes do I have at the special meeting?

A:
FSAC stockholders are entitled to one vote at the special meeting for each share of common stock held of record as of October 4, 2018, the record date for the special meeting. As of the close of business on the record date, there were 57,500,000 outstanding shares of FSAC common stock.

Q:
How will Sponsor and FSAC's directors and officers vote?

A:
Sponsor and FSAC's directors and officers have agreed to vote their Founder Shares, as well as any public shares purchased during or after FSAC's IPO in favor of the Business Combination and the other proposals herein. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if Sponsor and FSAC's directors and officers agreed to vote their Founder Shares and any other shares they may own in accordance with the majority of the votes cast by FSAC public stockholders.

Q:
What interests do FSAC's current officers and directors have in the Business Combination?

A:
Sponsor, members of FSAC's board of directors and its executive officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest. These interests include:

•
FSAC will be required to cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, if the Business Combination or another initial business combination is not consummated by July 24, 2019. In such event, the Founder Shares held by the Sponsors and certain of FSAC's directors would be worthless;

•
The warrants that the Sponsor purchased simultaneously with the consummation of FSAC's IPO will become worthless if FSAC does not consummate a business combination by July 24, 2019;

  •
  THL Stockholder's participation in the Private Placement. THL Stockholder is an entity formed by Sponsor and funds affiliated with THL to make the $200.0 million investment and that will also hold the Founder Shares currently owned by Sponsor. Certain of FSAC's directors and officers have an indirect financial interest in the investment by THL Stockholder through their investment in the THL funds that will invest in THL Stockholder;

  •
  The fact that THL Stockholder will initially be able to designate four individuals as nominees to the board of directors following the Business Combination under its Director Nomination Agreement (and thereafter a number of directors based upon maintaining a threshold level of beneficial ownership);

  •
  Sponsor and FSAC's directors and officers have agreed not to redeem any of the Founder Shares or any other shares they may hold in connection with a stockholder vote to approve the Business Combination; and

  •
  The continued indemnification of FSAC's existing directors and officers and the continuation of FSAC's directors' and officers' liability insurance after the Business Combination.

  These interests may influence FSAC's directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Q:
Did the board of directors of FSAC obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:
Yes. The board of directors of FSAC received the opinion of Moelis as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration (as defined in "Summary of the Proxy Statement/Prospectus—Opinion of FSAC's Financial Advisor") in connection with the Business Combination. Please see the section entitled "Proposal No. 1—Approval of the Business Combination—Opinion of FSAC's Financial Advisor" and the opinion of Moelis attached hereto as Annex E for additional information.

Q:
What happens if I vote against the Business Combination Proposal?

A:
Pursuant to FSAC's amended and restated certificate of incorporation, if the Business Combination Proposal is not approved and FSAC does not otherwise consummate an alternative business combination by July 24, 2019, FSAC will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Q:
Do I have redemption rights?

A:
Pursuant to FSAC's amended and restated certificate of incorporation, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with FSAC's amended and restated certificate of incorporation. As of June 30, 2018, based on funds in the Trust Account of approximately $464.1 million, the redemption price would have amounted to approximately $10.09 per share, excluding the impact of taxes and interest income earned and not previously released to pay up to $750,000 of FSAC's working capital requirements. If a holder exercises its redemption rights, then such holder will be exchanging its shares of FSAC common stock for cash and will no longer own shares of FSAC. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to FSAC's transfer agent prior to the Redemption Deadline. See the section entitled "Special Meeting of FSAC Stockholders—Redemption Rights" for the procedures to be followed if you wish to redeem your shares for cash.

Q:
Will how I vote affect my ability to exercise redemption rights?

A:
No. You may exercise your redemption rights regardless of whether, or how, you vote on the Business Combination Proposal or any other proposal herein. If you received your shares of FSAC common stock after the record date, you may still redeem the shares if you deliver them by the Redemption Deadline. As a result, the Merger Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in Agiliti with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of NASDAQ.

Q:
How do I exercise my redemption rights?

A:
In order to exercise your redemption rights you must (i) if you hold public units, separate the underlying shares of Class A common stock and warrants, and (ii) prior to the Redemption Deadline (which is 5:00 p.m. Eastern time on October 26, 2018, the second business day prior to the special meeting), tender your shares of Class A common stock physically or electronically and submit a request in writing that FSAC redeem your shares of Class A common stock for cash to Continental Stock Transfer & Trust Company, FSAC's transfer agent, at the following address:

    Continental Stock Transfer & Trust Company
    1 State Street—30th Floor
    New York, New York 10004
    Attn: Mark Zimkind
    E-mail: mzimkind@continentalstock.com

  You must also affirmatively certify in your request for redemption if you "ARE" or "ARE NOT" acting in concert or as a "group" (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of common stock. Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a "group" (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 20% of the shares of common stock included in the units sold in FSAC's IPO, which we refer to as the "20% threshold." Accordingly, all public shares in excess of the 20% threshold beneficially owned by a public stockholder or group will not be redeemed for cash.

  Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in "street name," are required to either tender their certificates to FSAC's transfer agent prior to the Redemption Deadline, or to deliver their shares to the transfer agent electronically using The Depository Trust Company's (DTC) Deposit/Withdrawal At Custodian (DWAC) system, at such stockholder's option. The requirement for physical or electronic delivery prior to the special meeting ensures that a redeeming stockholder's election to redeem is irrevocable once the Business Combination is approved.

  Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is FSAC's understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, FSAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

  Any demand for redemption, once made, may be withdrawn at any time until the Redemption Deadline and thereafter, with FSAC's consent, until the vote is taken with respect to the Business

  Combination. If you delivered your shares for redemption to FSAC's transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that FSAC's transfer agent return the shares (physically or electronically). You may make such request by contacting FSAC's transfer agent at the phone number or address listed under the question "Who can help answer my questions?" below.

Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. See the section entitled "Proposal No. 1—Approval of the Business Combination—Material U.S. Federal Income Tax Considerations to FSAC Common Stockholders and Warrant Holders." FSAC urges you to consult your tax advisor regarding the tax consequences of exercising your redemption rights.

Q:
What are the U.S. federal income tax consequences as a result of the Business Combination?

A:
Kirkland & Ellis LLP is of the opinion that the Business Combination will be effected in such a manner that FSAC stockholders and warrantholders should not recognize gain or loss pursuant to Section 351 of the Internal Revenue Code of 1986, as amended (the "Code") or Section 368 of the Code or as otherwise described in the description of material U.S. federal income tax consequences of the Business Combination entitled "Proposal No. 1—Approval of the Business Combination—Material U.S. Federal Income Tax Considerations to FSAC Common Stockholders and Warrant Holders" beginning on page 120. However, due to a lack of clear authority, the issue is not free from doubt, and no assurance can be given that the U.S. Internal Revenue Service would not assert, or that a court would not sustain, a contrary position. You are strongly urged to read the risk factor below entitled "There may be tax consequences of the Business Combination that adversely affect FSAC stockholders and warrant holders" and the description of material U.S. federal income tax consequences of the Business Combination entitled "Proposal No. 1—Approval of the Business Combination—Material U.S. Federal Income Tax Considerations to FSAC Common Stockholders and Warrant Holders." You are also urged to consult your tax advisor regarding the tax consequences of the Business Combination.

Q:
If I am a FSAC warrant holder, can I exercise redemption rights with respect to my warrants?

A:
No. The holders of FSAC warrants have no redemption rights with respect to FSAC warrants.

Q:
Do holders of FSAC common stock have appraisal rights if they object to the proposed Business Combination?

A:
No. There are no appraisal rights available to holders of FSAC common stock in connection with the Business Combination.

Q:
What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:
If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) a portion of the merger consideration pursuant to the Merger Agreement, (ii) FSAC stockholders who properly exercise their redemption rights, (iii) $16,100,000 in deferred underwriting commissions to the underwriters of FSAC's IPO in connection with the Business Combination, (iv) certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that are incurred by FSAC or UHS in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Merger Agreement, and (v) unpaid franchise and income taxes of FSAC.

Q:
What happens if the Business Combination is not consummated?

A:
There are certain circumstances under which the Merger Agreement may be terminated. See the section entitled "Proposal No. 1—Approval of the Business Combination—The Merger Agreement" for information regarding the parties' specific termination rights.

  If, as a result of the termination of the Merger Agreement or otherwise, FSAC is unable to complete the Business Combination or another initial business combination transaction by July 24, 2019, FSAC's amended and restated certificate of incorporation provides that it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, subject to lawfully available funds therefor, redeem 100% of the public shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay up to $750,000 of FSAC's working capital requirements as well as to pay FSAC's franchise and income taxes (less up to $100,000 of such interest to pay dissolution expenses), by (B) the total number of then outstanding public shares, which redemption will completely extinguish rights of the public stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors in accordance with applicable law, dissolve and liquidate, subject (in each case) to its obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

  FSAC expects that the amount of any distribution its public stockholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to FSAC's obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. Holders of FSAC's Founder Shares have waived any right to any liquidation distribution with respect to those shares.

  In the event of liquidation, there will be no distribution with respect to FSAC's outstanding warrants. Accordingly, the warrants will expire worthless.

Q:
When is the Business Combination expected to be completed?

A:
The closing of the Business Combination is expected to take place in the fourth quarter of 2018. Closing will occur (i) on the last business day of the calendar month in which the conditions described under the section entitled "Proposal No. 1—Approval of the Business Combination—Structure of the Business Combination—Conditions to Closing of the Business Combination," have been satisfied or waived at least three (3) business days prior to such last business day provided that if the Marketing Period has not ended at the time of the satisfaction and waiver of the conditions to the Business Combination, the closing will occur no earlier than the date that is the earlier of (x) the last business day of the calendar month that is at least three (3) business days following the final day of the Marketing Period and (y) a date during the Marketing Period to be specified by FSAC; or (ii) on such other date as mutually agreed in writing; provided, further, that, if, pursuant to the foregoing clause (i), the closing is scheduled to occur on or after the seventh (7th) day prior to the date on which financial statements for the immediately preceding quarter would be required to be included in the closing Form 8-K, in no event shall closing occur prior to the fifth (5th) business day following delivery by UHS Holdco of financial statements for the most recently completed quarter and year-to-date period and other necessary accompanying information.

  The Merger Agreement may be terminated by either FSAC or UHS Holdco if the closing of the Business Combination has not occurred by December 31, 2018.

  For a description of the conditions to the completion of the Business Combination, see the section entitled "Proposal No. 1—Approval of the Business Combination."

Q:
What do I need to do now?

A:
You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:
How do I vote?

A:
If you were a holder of record of FSAC common stock on October 4, 2018, the record date for the special meeting, you may vote with respect to the proposals in person at the special meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the special meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:
What will happen if I abstain from voting or fail to vote at the special meeting?

A:
At the special meeting, FSAC will count a properly executed proxy marked "ABSTAIN" with respect to a particular proposal as present for purposes of determining whether a quorum is present.

Approval of the Business Combination Proposal and the Charter Proposal requires the affirmative vote of holders of a majority of FSAC's outstanding shares of common stock entitled to vote thereon at the special meeting. Accordingly, an abstention from voting with regard to the Business Combination Proposal and/or the Charter Proposal will have the same effect as a vote "AGAINST" the Business Combination Proposal and/or the Charter Proposal, as applicable.

Approval of the NASDAQ Proposal, the Incentive Plan Proposal and the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of FSAC's common stock represented in person or by proxy and entitled to vote thereon at the special meeting. Accordingly, an abstention will have the same effect as a vote "AGAINST" these proposals.

Q:
What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:
Signed and dated proxies received by FSAC without an indication of how the stockholder intends to vote on a proposal will be voted "FOR" each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the special meeting.

Q:
If I am not going to attend the special meeting in person, should I return my proxy card instead?

A:
Yes. Whether you plan to attend the special meeting or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:
If my shares are held in "street name," will my broker, bank or nominee automatically vote my shares for me?

A:
No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. FSAC believes the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank, or nominee is not voting your shares is referred to as a "broker non-vote." Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. You may change your vote by sending a later-dated, signed proxy card to FSAC's secretary at the address listed below so that it is received by FSAC's secretary prior to the special meeting or attend the special meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to FSAC's secretary, which must be received by FSAC's secretary prior to the special meeting.

Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:
Who will solicit and pay the cost of soliciting proxies?

A:
FSAC will pay the cost of soliciting proxies for the special meeting. FSAC has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the special meeting. FSAC has agreed to pay Morrow Sodali LLC a fee of $30,000, plus disbursements. FSAC will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. FSAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of FSAC's common stock for their expenses in forwarding soliciting materials to beneficial owners of FSAC's common stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
Who can help answer my questions?

A:
If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

    Federal Street Acquisition Corp.
    100 Federal Street, 35th Floor
    Boston, MA 02110
    Tel: (617) 227-1050
    E-mail: FSACRequests@THL.com

  You may also contact our proxy solicitor, Morrow Sodali LLC, at:

    Individuals call toll-free: 1-800-662-5200
    Banks and brokerage, please call: 1-203-658-9400
    Email: FSAC.info@morrowsodali.com

  To obtain timely delivery, FSAC stockholders must request the materials no later than five (5) business days prior to the special meeting.

  You may also obtain additional information about FSAC from documents filed with the SEC by following the instructions in the section entitled "Where You Can Find More Information."

  If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to FSAC's transfer agent prior to the special meeting in accordance with the procedures detailed under the question "How do I exercise my redemption rights?" If you have questions regarding the certification of your position or delivery of your stock, please contact:

    Continental Stock Transfer & Trust FSAC
    1 State Street- 30th Floor
    New York, New York 10004
    Attn: Mark Zimkind
    E-mail: mzimkind@continentalstock.com

 SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

        This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the special meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled "Where You Can Find More Information."

        Unless otherwise indicated or the context otherwise requires, (i) references in this Summary of the Proxy Statement/Prospectus to the combined company refer to Agiliti and its consolidated subsidiaries after giving effect to the Business Combination; (ii) references to "FSAC" refer to Federal Street Acquisition Corp.; (iii) references to "UHS Holdco" are to UHS Holdco, Inc.; and (iv) references to "UHS" are to UHS Holdco together with its consolidated subsidiaries, including UHS Opco.

        Unless otherwise specified, all share calculations (i) assume no exercise of redemption rights by FSAC's public stockholders, (ii) assume that approximately 107.2 million shares of common stock of Agiliti are issued (including approximately 3.7 million shares of common stock issuable upon the exercise of fully-vested options), (iii) do not include any shares of common stock issuable upon the exercise of FSAC warrants, and (iv) do not include any issuances of equity under the 2018 Omnibus Incentive Plan.

 Parties to the Business Combination

Federal Street Acquisition Corp.

        FSAC, a Delaware corporation, is a special purpose acquisition company formed by an affiliate of THL in March 2017 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving FSAC and one or more businesses. FSAC Class A common stock, units and warrants are currently listed on NASDAQ under the symbols "FSAC," "FSACU" and "FSACW," respectively. The mailing address of FSAC's principal executive office is 100 Federal Street, 35th Floor, Boston, MA 02110.

Agiliti

        Agiliti, a Delaware corporation, was formed on August 1, 2018 to consummate the Business Combination. Following the Business Combination, Agiliti will own all of the equity in FSAC and FSAC will own all of the equity in UHS Holdco. Agiliti intends to list its common stock and warrants on NASDAQ under the symbols "AGTI" and "AGTIW," respectively, effective upon the closing of the Business Combination.

IPC

        IPC/UHS, L.P. and IPC/UHS Co-Investment Partners, L.P. (together, the "Majority Stockholders" or "IPC"), entities affiliated with Irving Place Capital, hold the majority of the common stock of UHS Holdco and acquired such ownership in May 2007 in connection with a recapitalization of UHS. Irving Place Capital is a leading middle-market private equity firm.

UHS

        UHS is a leading nationwide provider of end-to-end healthcare technology management and service solutions to the United States healthcare industry. UHS provides its customers access to high quality healthcare technology and implements comprehensive medical equipment management and service solutions to reduce capital and operating expenses, increase medical equipment and staff productivity and support improved patient safety and outcomes. Following the Business Combination, UHS Opco will conduct business under the name Agiliti Health, Inc.

        As of June 30, 2018, UHS owned or managed more than 800,000 units of medical equipment consisting of over 350,000 units of owned medical equipment and over 450,000 units of customer-owned equipment. UHS's diverse customer base includes approximately 7,000 active national, regional and local acute care hospitals and alternate site providers (such as long-term acute care hospitals, skilled nursing facilities, surgery centers, specialty hospitals and home care providers). UHS also has relationships with more than 200 medical device manufacturers, many of the nation's largest group purchasing organizations ("GPOs") and many health system integrated delivery networks ("IDNs"). UHS delivers its solutions through its nationwide network of 86 service centers and five Centers of Excellence. UHS's fees are paid directly by its customers rather than by direct reimbursement from third-party payors, such as private insurers, Medicare or Medicaid.

        UHS's service solutions consist of Equipment Solutions, Clinical Engineering Solutions and On-site Managed Services.

        Equipment Solutions:    UHS Equipment Solutions primarily provides supplemental, peak need and per-case rental of general biomedical, specialty, and surgical equipment to approximately 7,000 acute care hospitals and alternate site providers in the U.S., including some of the nation's premier healthcare institutions. UHS contracts for Equipment Solutions services directly with customers or through our contractual arrangements with the preeminent GPOs supplying hospital systems and alternate site facilities. UHS consistently achieves high customer satisfaction ratings for excellent service by delivering patient-ready equipment within our contracted equipment delivery times and by providing technical support and educational in-servicing for equipment as needed in clinical departments, including the emergency room, operating room, intensive care, rehabilitation and general patient care areas. UHS is committed to providing the highest quality of equipment to our customers, and we do so through the use of our comprehensive quality management system (QMS) based on the quality standards recognized worldwide for medical devices: 21 CFR 820 and ISO 13485:2016. This commitment ensures its customers have access to patient-ready equipment in support of provider goals to ensure optimal patient safety and outcomes.

        Clinical Engineering Solutions:    UHS Clinical Engineering Solutions provides maintenance, repair and remediation solutions for all types of medical equipment—including general biomedical equipment and diagnostic imaging equipment—through supplemental and outsourced offerings. UHS's supplemental offering helps customers manage their equipment backlog, assist with remediation and regulatory reporting and temporarily fill open positions. With its outsourced offering, UHS assumes full management, staffing and clinical engineering service responsibilities for individual or system-wide customer sites. The outsourced model deploys a dedicated, on-site team to coordinate the management of customer-owned equipment utilizing UHS proprietary information systems, third party vendors of services and parts, and a broad range of professional services for capital equipment planning and regulatory compliance. UHS can leverage more than 400 technical resources from our 86 local market service centers and five Centers of Excellence to flex staff in and out of customer facilities on an as-needed basis, ensuring customers pay only for time spent directly servicing their equipment by an appropriately qualified technician. UHS utilizes flex staffing for our supplemental clinical engineering solution, and to augment support when additional technicians are needed to supplement our outsourced solution during peak work load. UHS contracts its Clinical Engineering Solutions with acute care and alternate site facilities across the U.S., as well as with the federal government and many medical device manufacturers that require its broad logistical footprint to support large-scale service needs. UHS conducts over one million service events on clinical medical devices each year.

        On-site Managed Services:    UHS On-site Managed "360" Services are comprehensive programs that assume full responsibility for the management, processing and logistics of medical equipment at customer facilities and Integrated Delivery Networks (IDNs), with the added benefit of enhancing equipment utilization and freeing up non-value added clinician time for patient care. This solution monitors and adjusts equipment quantities to meet fluctuations in patient census and acuity. UHS employees work on-site in customer facilities, augmenting clinical support by integrating proven equipment management processes, utilizing our proprietary management software and conducting daily rounds and unit-based training to ensure equipment is being used properly to optimize day-to-day operations and care outcomes. UHS assumes full responsibility for ensuring equipment is available when and where it is needed, removing equipment when no longer in use, and decontaminating, testing and servicing equipment as needed between each patient use. UHS provides On-site Managed Services in both our legacy Asset360 (A360) programs (utilizing UHS-owned equipment) and our faster growing Managed360 (M360) programs (managing customer-owned equipment).

 Structure Following the Business Combination

        The following diagram illustrates the ownership structure of the post-combination company immediately following the Business Combination. The ownership percentages shown assume that no holder of FSAC's Class A common stock elects to redeem its shares and that approximately 107.2 million shares of common stock of Agiliti are issued (including approximately 3.7 million shares of common stock issuable upon the exercise of fully-vested options), and does not take into account warrants to purchase common stock of Agiliti that will remain outstanding following the Business Combination or any issuances of equity under the 2018 Omnibus Incentive Plan.

(1)
Includes Founder Shares and shares to be acquired by THL Stockholder pursuant to the Private Placement.

Reasons for the Business Combination

        FSAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses with the intention of focusing its search for a target business in the healthcare industry. In considering the Business Combination, FSAC's board of directors concluded that UHS met the criteria and guidelines that FSAC identified in FSAC's IPO prospectus that it believed would be important in evaluating prospective target businesses. In particular, the board considered the following positive factors, although not weighted or in any order of significance:

  •
  Industry with Favorable Fundamentals.  UHS benefits from macro trends affecting the healthcare industry in general and its solution offerings in particular. The strong fundamentals in its business are driven by the following macro trends, among others: aging demographic and movement toward broader access to healthcare, increased cost pressure on healthcare systems leading to the outsourcing of a broad array of non-core activities, rapid expansion of hospitals to ambulatory settings and proliferation of increasingly complex equipment with higher degrees of specialization.

  •
  Competitive Position in Healthcare.  UHS believes it provides the largest breadth of comprehensive healthcare technology management and service solutions to the U.S. healthcare industry. While some competitors may offer products and services in various stages of the equipment lifecycle, UHS believes it is the only company that provides a comprehensive, end-to-end equipment management approach that solves significant challenges caused by a fragmented equipment management process across multiple hospital departments, including nursing, supply chain and clinical engineering. UHS's extensive relationships with approximately 7,000 hospitals and alternate site providers, more than 200 medical device manufacturers and many of the nation's largest group purchasing organizations and health system integrated delivery networks, of which many are long-standing, present a unique position and value proposition in the healthcare arena.

  •
  Growth Opportunities.  UHS participates in a growing market that is driven by the aforementioned macro trends and strives to increase its market share by leveraging its competitive advantages and pursuing numerous accretive acquisition opportunities. UHS believes organic growth will be driven by the following factors: growing its Supplemental Rental and Surgical Services business segments, selectively pursuing Asset360 managed solutions; pursue further growth in M360 managed solutions; growing its less capital intensive CES business; increasing and retaining the number of hospitals, alternative care facilities, surgery centers, physicians and manufacturers to which it provides services; and expanding and deepening its relationships with customers and manufacturers.

  •
  Attractive Services Model.  UHS has focused on expanding its relationships with customers through broadened product offerings and service capabilities. Today, it believes that its end-to-end service offerings can help customers achieve 10-20% service cost reduction and increase equipment utilization by 30-40%. This focus on higher value-added services has led to increasing cash flow conversion as well as significant revenue and Adjusted EBITDA growth. From 2015 to 2017, revenue grew from $449 million to $515 million and accelerated Adjusted EBITDA from approximately $123 million to $138 million.

  •
  Experienced and Proven Management Team with Premier Sponsorship.  Central to the post-combination company's platform is its leadership team, combining FSAC principals' extensive experience building and revitalizing brands with an industry leading management team with significant depth of experience. UHS's management team joined in 2015 and has demonstrated strong and consistent performance, successfully supervising the development of UHS's competitive strategy, continually enhancing and expanding its service and product offerings, optimizing its nationwide coverage and furthering its reputation as an industry leader for quality, value and service. UHS's management team has transformed the business model to higher return on invested capital and free cash flow, achieving over 95% of annual recurring revenue.

  •
  The opinion of Moelis, dated August 13, 2018, addressed to the board of directors as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration (as defined in "—Opinion of FSAC's Financial Advisor") in connection with the Business Combination, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion as more fully described below under the caption "Proposal No. 1—Approval of the Business Combination—Opinion of FSAC's Financial Advisor."

  •
  The board's belief, after a thorough review of other business combination opportunities reasonably available to FSAC, that the proposed Business Combination represents the best potential business combination for FSAC based upon the process utilized to evaluate and assess other potential acquisition targets, and the board's and management's belief that such processes had not presented a better alternative.

        FSAC's board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination.

        For more information about FSAC's decision-making process, please see the section entitled "Proposal No. 1—Approval of the Business Combination—FSAC's Board of Directors' Reasons for the Approval of the Business Combination."

Redemption Rights

        Pursuant to FSAC's amended and restated certificate of incorporation, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with FSAC's amended and restated certificate of incorporation. As of June 30, 2018, based on funds in the Trust Account of approximately $464.1 million, FSAC's stockholders who elect to redeem their shares of common stock, would have received approximately $10.09 per share, excluding the impact of up to $750,000 of interest income available to FSAC for working capital requirements. If a holder exercises its redemption rights, then such holder will be exchanging its shares of FSAC's common stock for cash and will not receive shares of Agiliti. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to FSAC's transfer agent prior to the special meeting of stockholders. See the section entitled "Special Meeting of FSAC Stockholders—Redemption Rights" for the procedures to be followed if you wish to redeem your shares for cash.

Debt Financing

        FSAC has obtained a debt commitment letter from a syndicate of lenders for a senior secured delayed draw term loan in an aggregate principal amount of up to $660.0 million and a senior secured revolving credit facility in an aggregate principal amount of up to $150.0 million. The proceeds of the term loan are expected to be used to repay UHS Opco's existing indebtedness. The revolving credit facility will be available on the closing date to, among other things, fund any fees related to the financing, for working capital purposes or working capital adjustments of UHS Opco, and, in an amount of up to $15.0 million to finance the cash payments required at closing. See the section of this proxy statement/prospectus captioned "Proposal No. 1—Approval of the Business Combination—Debt Financing."

Private Placement

        In connection with the Business Combination, FSAC intends to issue securities in a private placement transaction that exceeds 20% of the number of FSAC's common stock outstanding prior to the transaction. FSAC intends to issue (i) 20,000,000 shares of Class A common stock at a purchase price of $10.00 per share to THL Stockholder and (ii) 5,000,000 shares of Class A common stock at a purchase price of $10.00 per share to certain institutional investors, in each case subject to closing conditions, including the closing of the Business Combination. The shares issued by FSAC in the Private Placement will be converted into shares of common stock of Agiliti at the closing of the Business Combination.

        The proceeds from the Private Placement, which will be equal to $250.0 million, will be used to partially fund the cash consideration to be paid to the Selling Equityholders at closing of the Business Combination.

        On August 13, 2018, concurrently with the entry into the Merger Agreement, FSAC and Agiliti entered into Subscription Agreements with each of the institutional investors and THL Stockholder. It is anticipated that, upon completion of the Business Combination, the institutional investors will own in aggregate approximately 5% of the outstanding common stock of Agiliti and THL Stockholder will own approximately 29% of the outstanding common stock of Agiliti (including the Founder Shares but excluding warrants to purchase common stock of Agiliti).

        The shares of Class A common stock to be issued pursuant to the subscription agreements will not be registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities. See "Proposal No. 2—The NASDAQ Proposal" for more information.

Opinion of FSAC's Financial Advisor

        In connection with the Business Combination, the board of directors of FSAC received a written opinion, dated August 13, 2018, from FSAC's financial advisor, Moelis, as to the fairness, from a financial point of view and as of the date of such opinion, of the consideration in connection with the Business Combination (consisting of (i) subject to certain adjustments, approximately $630.0 million in cash and approximately $238.0 million of the common stock of Agiliti and options to purchase the common stock of Agiliti and (ii) the repayment of approximately $695.0 million of debt of UHS Opco and the assumption of approximately $17.0 million of existing capital leases of UHS Opco, together with estimated transaction expenses of $45.0 million and the existing Founder Shares valued at approximately $115.0 million, collectively when used for purposes of Moelis' opinion, the "Consideration").

        The full text of Moelis' written opinion dated August 13, 2018 , which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion (which are also summarized herein), is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. Moelis' opinion was provided for the use and benefit of the board of directors of FSAC (in its capacity as such, and not in any other capacity) in its evaluation of the Business Combination (and, in its engagement letter, Moelis provided its consent to the inclusion of the text of its opinion as part of this proxy statement). Moelis' opinion is limited solely to the fairness, from a financial point of view, of the Consideration and does not address FSAC's underlying business decision to effect the Business Combination or the relative merits of the Business Combination as compared to any alternative business strategies or transactions that might be available to FSAC. Moelis' opinion does not constitute a recommendation as to how any stockholder of FSAC should vote or act with respect to the Business Combination or any other matter. Moelis' opinion was approved by a Moelis fairness opinion committee.

 Board of Directors of the Combined Company Following the Business Combination

        Upon consummation of the Business Combination, we anticipate that the board of directors of Agiliti will consist of eleven directors. See the section entitled "Management and Board of Directors After the Business Combination" for additional information.

Date, Time and Place of Special Meeting

        The special meeting will be held at 10:00 a.m., Eastern time, on October 30, 2018, at the Downtown Harvard Club of Boston, One Federal Street, 38th Floor, Boston, Massachusetts 02110, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Proxy Solicitation

        Proxies may be solicited by mail. We have engaged Morrow Sodali LLC to assist in the solicitation of proxies.

        If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the special meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section entitled "Special Meeting of FSAC Stockholders—Revoking Your Proxy."

Accounting Treatment

        The Business Combination will be accounted for using the acquisition method under the provisions of Accounting Standards Codification 805 "Business Combinations" with FSAC being considered the accounting acquirer and UHS Holdco being considered the acquiree and reporting predecessor.

Appraisal Rights

        Appraisal rights are not available to FSAC stockholders in connection with the Business Combination.

Quorum and Required Vote for Stockholder Proposals

        A quorum of FSAC stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting of stockholders if a majority of the common stock outstanding and entitled to vote at the special meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

        Approval of the Business Combination Proposal and the Charter Proposal requires the affirmative vote of holders of a majority of FSAC's outstanding shares of common stock entitled to vote thereon at the special meeting. Accordingly, a FSAC stockholder's failure to vote by proxy or to vote in person at the special meeting or an abstention from voting with regard to the Business Combination Proposal and/or the Charter Proposal will have the same effect as a vote "AGAINST" the Business Combination Proposal and/or the Charter Proposal, as applicable.

        Approval of the NASDAQ Proposal, the Incentive Plan Proposal and the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of FSAC's common stock represented in person or by proxy and entitled to vote thereon at the special meeting. Accordingly, a FSAC stockholder's failure to vote by proxy or to vote in person at the special meeting will have no effect on the outcome of any vote on these proposals. Abstentions will have the same effect as a vote "AGAINST" these proposals.

        The Business Combination Proposal is conditioned on the approval of the other proposals hereby. Each of the NASDAQ Proposal, the Charter Proposal and the Incentive Plan Proposal is conditioned on approval of the Business Combination Proposal and each other proposal, except for the Adjournment Proposal. The Adjournment Proposal does not require the approval of any other proposal to be effective. It is important for you to note that in the event the Business Combination Proposal does not receive the requisite vote for approval, then FSAC will not consummate the Business Combination. If FSAC does not consummate the Business Combination and fails to complete another initial business combination by July 24, 2019, it will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its public stockholders.

Recommendation to Stockholders

        FSAC's board of directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, FSAC and its stockholders. Accordingly, FSAC's board of directors unanimously recommends that its stockholders vote "FOR" the Business Combination Proposal and the other proposals hereby.

        When you consider the recommendation of FSAC's board of directors in favor of approval of these proposals, you should keep in mind that FSAC's directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

  •
  If the Business Combination or another business combination is not consummated by July 24, 2019, FSAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsors and certain of FSAC's directors, which were acquired for an aggregate purchase price of $25,000, would be worthless because the holders are not entitled to participate in any conversion or distribution with respect to such shares. Such shares had an aggregate market value of $116,495,000 based upon the closing price of $10.13 per share on NASDAQ on October 5, 2018.

  •
  Sponsor purchased an aggregate of 14,950,000 private warrants from FSAC for an aggregate purchase price of $14,950,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of FSAC's IPO. All of the proceeds FSAC received from these purchases were placed in the Trust Account. The Private Placement Warrants had an aggregate market value of $22,126,000 based upon the closing price of $1.48 per warrant on NASDAQ on October 5, 2018. The Private Placement Warrants will become worthless if FSAC does not consummate a business combination by July 24, 2019.

  •
  THL Stockholder's participation in the Private Placement. THL Stockholder is an entity formed by Sponsor and funds affiliated with THL to make the $200.0 million investment and that will also hold the Founder Shares currently owned by Sponsor. Certain of FSAC's directors and officers have an indirect financial interest in the investment by THL Stockholder through their investment in the THL funds that will invest in THL Stockholder;

  •
  THL Stockholder will be able to designate four individuals as nominees to the board of directors following the Business Combination under its Director Nomination Agreement (and thereafter a number of directors based upon maintaining a threshold level of beneficial ownership). In the future each such individual will be entitled to receive any cash fees, stock options or stock awards that Agiliti's board of directors determines to pay to its non-executive directors;

  •
  Sponsor and FSAC's officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on FSAC's behalf, such as identifying and investigating possible business targets and business combinations. However, if Sponsor fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, FSAC may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by July 24, 2019. As of June 30, 2018, the Sponsor and its affiliates had not incurred any unpaid reimbursable expenses. However, they may incur such expenses in the future.

  •
  Sponsor and FSAC's directors and officers have agreed not to redeem any of the Founder Shares or any other shares they may hold in connection with a stockholder vote to approve the Business Combination; and

  •
  The continued indemnification of FSAC's existing directors and officers and the continuation of FSAC's directors' and officers' liability insurance after the Business Combination.

Risk Factors

        In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled "Risk Factors."

SUMMARY HISTORICAL FINANCIAL INFORMATION OF UHS

        The following table sets forth summary historical consolidated financial information derived from UHS Opco's (i) unaudited financial statements included elsewhere in this proxy statement/prospectus for the six months ended June 30, 2018 and June 30, 2017 and as of June 30, 2018 and (ii) audited financial statements for the years ended December 31, 2017, 2016, and 2015 and as of December 31, 2017 and 2016. The balance sheet data as of June 30, 2017 was derived from UHS Opco's unaudited financial statements not included in this proxy statement/prospectus. You should read the following summary financial information in conjunction with the section entitled "UHS's Management's Discussion and Analysis of Financial Condition and Results of Operations" and UHS Opco's consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. UHS Opco's parent company, UHS Holdco, will become an indirect subsidiary of Agiliti in connection with the Business Combination. Following the Business Combination, UHS Opco will conduct business under the name Agiliti Health, Inc. The historical consolidated financial statements of UHS Opco and its subsidiaries are included in this proxy statement/prospectus, as opposed to those of UHS Holdco. UHS Holdco is a holding company without any operations or employees, and no liabilities or material assets beyond its investment in UHS Opco. Further, prior to the Mergers, Agiliti has no material operations, assets, or liabilities.

	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2018	2017	2017	2016	2015
	(unaudited)
Consolidated Statements of Operations Data:
Revenues	$283,062	$258,863	$514,783	$479,501	$448,681
Costs of revenue	181,396	171,080	343,028	322,649	303,889

Gross margin	101,666	87,783	171,755	156,852	144,792
Selling, general and administrative(1)	67,782	64,575	125,910	119,389	121,583
Restructuring	—	—	—	—	2,321
(Gain) on settlement	(23,474)	—	—	(3,074)	(5,718)
Operating income	57,358	23,208	45,845	40,537	26,606
Interest expense(1)	26,988	26,894	53,762	53,043	54,066

Income (loss) before income taxes and noncontrolling interest	30,370	(3,686)	(7,917)	(12,506)	(27,460)
Provision for income taxes	631	497	(17,159)	946	756
Net income attributable to noncontrolling interest	166	170	414	308	432

Net income (loss) attributable to Universal Hospital Services	$29,573	$(4,353)	$8,828	$(13,760)	$(28,648)
Interest expense(1)	26,988	26,894	53,762	53,043	54,066
(Benefit) provision for income taxes	631	497	(17,159)	946	756
Depreciation and amortization of intangibles and contract costs	38,523	40,927	80,244	84,266	91,901

EBITDA(4) (unaudited)	$95,715	$63,965	$125,675	$124,495	$118,075
Restructuring(2)	—	—	—	—	2,321
(Gain) on settlement(3)	(23,474)	—	—	(3,074)	(5,718)
Non-cash share-based compensation expense	1,507	1,551	3,039	3,066	2,435
Management, board and other	3,500	3,608	9,068	5,163	5,758

Adjusted EBITDA(4) (unaudited)	$77,248	$69,124	$137,782	$129,650	$122,871
Consolidated Balance Sheet Data (as of period end):
Working capital(5)	$21,844	$19,776	$6,245	$1,650	$(8,855)
Total assets(6)(7)	821,357	799,077	805,445	818,123	797,575
Total debt(7)	692,878	710,782	703,108	707,317	687,458
(Deficit) equity	$(7,564)	$(59,950)	$(44,378)	$(59,485)	$(49,158)

(1)
UHS Opco adopted ASU No. 2017-07 Improving the Presentation of Net Periodic Pension Cost and Net Periodic Post Retirement Benefit Cost in 2018 and retrospectively applied the ASU 2017-07 to all periods presented.

(2)
Restructuring expenses of $2.3 million for fiscal 2015 represents realignment of the UHS management team.

(3)
Gain on settlement for the six months ended June 30, 2018 represents a litigation settlement with Hill-Rom. Gain on settlement for the years ended December 31, 2016 and 2015, respectively, represents settlements with a supplier and a former supplier.

(4)
EBITDA is defined as earnings attributable to UHS Opco before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA excluding restructuring, gain on settlement, non-cash share-based compensation expense, management, board and other nonrecurring gain, expenses or loss. In addition to using EBITDA and Adjusted EBITDA internally as measures of operational performance, UHS Opco discloses them externally to assist analysts, investors and lenders in their comparisons of operational performance, valuation and debt capacity across companies with differing capital, tax and legal structures. UHS Opco believes the investment community frequently uses EBITDA and Adjusted EBITDA in the evaluation of similarly situated companies. Adjusted EBITDA is also used by UHS Opco to measure compliance with covenants, such as fixed charge coverage ratio and interest coverage ratio, under its existing credit agreement, and as a factor to determine the total amount of incentive compensation to be awarded to executive officers and other employees. EBITDA and Adjusted EBITDA, however, are not measures of financial performance under generally accepted accounting principles ("GAAP") and should not be considered as alternatives to, or more meaningful than, net income as measures of operating performance or to cash flows from operating, investing or financing activities or as measures of liquidity. Since EBITDA and Adjusted EBITDA are not measures determined in accordance with GAAP and are thus susceptible to varying interpretations and calculations, EBITDA and Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. EBITDA and Adjusted EBITDA do not represent amounts of funds that are available for management's discretionary use.

(5)
Represents total current assets (excluding cash and cash equivalents) less total current liabilities (excluding current portion of long term debt).

(6)
UHS Opco adopted ASU No. 2015-17 Balance Sheet Classification of Deferred Taxes in 2015 and retrospectively applied the ASU 2015-17 to all periods presented.

(7)
UHS Opco adopted ASU No. 2015-03 Simplifying the Presentation of Debt Issuance Costs in 2016 and retrospectively applied the ASU 2015-03 to all periods presented.

 SUMMARY HISTORICAL FINANCIAL INFORMATION OF FSAC

        The following table sets forth summary historical financial information derived from FSAC's (i) unaudited financial statements included elsewhere in this proxy statement/prospectus for and as of the six months ended June 30, 2018 and (ii) audited financial statements for the period from March 21, 2017 (inception) through December 31, 2017. You should read the following summary financial information in conjunction with the section entitled "FSAC's Management's Discussion and Analysis of Financial Condition and Results of Operations" and FSAC's financial statements and related notes appearing elsewhere in this proxy statement/prospectus.

        FSAC has neither engaged in any operations nor generated any revenue to date. FSAC's only activities from inception through June 30, 2018 were organizational activities and those necessary to complete its initial public offering and identifying a target company for a business combination. FSAC does not expect to generate any operating revenue until after the completion of the Business Combination.

(in thousands)	Six Months Ended June 30, 2018	Year Ended December 31, 2017(1)
	(unaudited)
Statement of Operations Data:
Loss from operations	$(4,337)	$(485)
Interest income	$3,470	$2,275
Unrealized loss on marketable securities held in Trust Account	89	(22)

Other income, net	$3,559	$2,253

Income (loss) before provision for income taxes	(778)	1,768
Provision for income taxes	133	(627)

Net income (loss)	(645)	1,141

Per Share Data:
Weighted average number of common shares outstanding—basic and diluted(2)	13,162,965	11,860,829

Basic and diluted net loss per common share(3)	$(0.21)	$(0.01)

Balance Sheet Data (as of period end):
Cash and cash equivalents	$4,390	$4,441
Cash and marketable securities held in Trust Account	464,138	461,549
Total assets	469,456	466,269
Total liabilities	20,118	16,286
Common stock subject to possible redemption, 44,093,614 and 44,348,925 shares at redemption value at June 30, 2018 and December 31, 2017, respectively	444,338	444,983
Total stockholders' equity	$5,000	$5,000

(1)
Represents period from March 21, 2017 (inception) to December 31, 2017.

(2)
Excludes an aggregate of 44,093,614 and 44,348,925 shares subject to redemption at June 30, 2018 and December 31, 2017, respectively.

(3)
Net loss per common share—basic and diluted excludes interest income attributable to common stock subject to redemption of $2,127 and $1,297 for the six months ended June 30, 2018 and the period from March 21, 2017 (inception) through December 31, 2017, respectively. For more information, see note 2 to the statement of operations of FSAC for the period from March 21, 2017 (inception) through December 31, 2017 included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this proxy statement/prospectus, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside FSAC's or UHS's management's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and neither FSAC nor UHS undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

        You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to:

  •
  the inability to complete the transactions contemplated by the Business Combination;

  •
  the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by FSAC stockholders;

  •
  the ability to meet NASDAQ's listing standards following the consummation of the Business Combination; and

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  costs related to the Business Combination.

        In addition, some factors that could cause the combined company's actual results or outcomes to differ materially from those discussed in the forward-looking statements include:

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  UHS's history of net losses;

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  the need for substantial cash to operate and expand the combined company's business as planned;

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  the combined company's expected substantial outstanding debt following the Business Combination;

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  a decrease in the number of patients the combined company's customers serve;

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  the combined company's inability to effect change in the manner in which healthcare providers traditionally procure medical equipment;

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  the absence of long-term commitments with customers; the combined company's inability to renew contracts with group purchasing organizations and integrated delivery networks;

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  changes in reimbursement rates and policies by third-party payors;

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  the impact of healthcare reform initiatives;

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  the impact of significant regulation of the healthcare industry and the need to comply with those regulations;

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  the effect of prolonged negative changes in domestic and global economic conditions;

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  difficulties or delays in the combined company's continued expansion into certain of UHS's businesses/geographic markets and developments of new businesses/geographic markets;

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  additional credit risks in increasing business with home care providers and nursing homes, impacts of equipment product recalls or obsolescence;

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  increases in vendor costs that cannot be passed through to the combined company's customers; and

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  other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under the section entitled "Risk Factors."

        Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

        Before you grant your proxy or instruct how your vote should be cast or voted on the proposals set forth in this proxy statement/prospectus, you should be aware that the occurrence of the events described in the section entitled "Risk Factors" and elsewhere in this proxy statement/prospectus could have a material adverse effect on FSAC or UHS.

RISK FACTORS

        By voting in favor of Proposal No. 1—Approval of the Business Combination, you will be choosing to invest in shares of common stock of Agiliti. An investment in common stock of Agiliti involves a high degree of risk. Before you vote, you should carefully consider the risks described below, those described in the section entitled "Cautionary Note Regarding Forward-Looking Statements" beginning on page 34 of this proxy statement/prospectus and the other information contained herein.

        Unless otherwise indicated or the context otherwise requires, references to "the combined company," "we," "our," "us" and other similar terms refer to Agiliti and its consolidated subsidiaries after giving effect to the Business Combination. References to the "FSAC" refer to Federal Street Acquisition Corp.

Risks Related to UHS's Business and Industry

If UHS is unable to maintain existing contracts or contract terms with, or enter into new contracts with its customers, it may lose customers and/or the associated revenue.

        UHS's revenue maintenance and growth depend, in part, on continuing contracts with customers, including through GPOs and IDNs, with which certain of its customers are affiliated. In the past, UHS has been able to maintain and renew the majority of such contracts and expand the solutions it offers under such contracts. If UHS is unable to maintain its contracts, or if the GPOs or IDNs seek additional discounts or other more beneficial terms on behalf of its members, it may lose a portion or all of existing business with, or revenue from, customers that are members of such GPOs and IDNs.

        One customer, Memorial Hermann Health System, accounted for approximately 15% of total revenue in 2017. UHS is operating under multi-year agreements with customary terms and conditions with this customer. To the extent the contracts are not renewed or are terminated, UHS's revenue and operating results would be significantly impacted.

UHS's competitors may engage in significant competitive practices, which could cause it to lose market share, reduce prices or increase expenditures.

        UHS's competition may engage in competitive practices that could cause it to lose market share, reduce its prices, or increase its expenditures. For example, competitors may sell significant amounts of surplus equipment or sell capital equipment at a lower gross margin to obtain the future repeat sales of disposables for a higher gross margin, thereby decreasing the demand for UHS's equipment solutions. Additionally, the overall market for UHS's services is very competitive and its competitors often compete by lowering prices, thus impacting gross margin.

UHS's competitors may bundle products and services offered to customers, some of which it does not offer.

        If competitors offer their products and services to customers on a combined basis with reduced prices, and UHS does not offer some of these products or cannot offer them on comparable terms, it may have a competitive disadvantage that will lower the demand for its solutions.

If UHS's customers' patient census or services decrease, the revenue generated by its business could decrease.

        UHS's operating results are dependent in part on the amount and types of equipment necessary to service its customers' needs, which are heavily influenced by the number of patients its customers serve at any time (which UHS refers to as "patient census") and the services those patients receive. At times of lower patient census, UHS's customers have a decreased need for its services on a supplemental or peak needs basis. During severe economic downturns, the number of hospital admissions and inpatient surgeries declines as consumers reduce their use of non-essential healthcare services. UHS's operating results can also vary depending on the timing and severity of the cold and flu season, local, regional or national epidemics, and the impact of national catastrophes, as well as other factors affecting patient census and service demand.

Another global economic downturn could adversely affect UHS's customers and suppliers or have new, additional adverse effects on them, which could have further adverse effects on its operating results and financial position.

        We believe UHS's customers could be adversely affected by another global economic downturn. The impact of another downturn on its customers may result in, among other things, decreased patient census, decreased number of non-essential patient services, increased uncompensated care and bad debt, increased difficulty obtaining financing on favorable terms and tighter capital and operating budgets. Many of UHS's customers depend on investment income to supplement inadequate third-party payor reimbursement. Further disruption in the capital and credit markets could adversely affect the value of many investments, reducing UHS's customers' ability to access cash reserves to fund their operations. If economic conditions reoccur or worsen, UHS's customers may seek to further reduce their costs and may be unable to pay for its solutions, resulting in reduced orders, slower payment cycles, increased bad debt, and customer bankruptcies.

        UHS's suppliers also may be negatively impacted by another economic downturn and tighter capital and credit markets. If UHS's key suppliers experience financial difficulty and are unable to deliver to it the equipment it requires, it could be forced to seek alternative sources of medical equipment or to purchase equipment on less favorable terms, or it could be unable to fulfill its requirements. A delay in procuring equipment or an increase in the cost to purchase equipment could limit UHS's ability to provide equipment to customers on a timely and cost-effective basis. All of these factors are related to a general economic downturn, which is out of UHS's control, and could have a negative impact on its financial condition.

Consolidation in the healthcare industry may lead to a reduction in the prices UHS charges, thereby decreasing its revenue.

        Many hospitals and alternate site providers have combined to create health systems or IDNs. We believe this trend may continue. Any resulting IDN or health systems may have greater bargaining power over UHS, which could lead to a reduction in the prices it charges and a reduction in its revenue.

UHS has relationships with certain key suppliers, and adverse developments concerning these suppliers could delay its ability to procure equipment or provide certain services, or increase its cost of purchasing equipment.

        UHS purchased medical equipment from approximately 127 manufacturers in 2017. Its ten largest manufacturers of medical equipment accounted for approximately 75% of its direct medical equipment purchases in 2017. Adverse developments concerning key suppliers or its relationships with them could force UHS to seek alternative sources for its medical equipment or to purchase such equipment on less unfavorable terms. A delay in procuring equipment or an increase in its cost to purchase equipment could limit its ability to provide equipment to its customers on a timely and cost-effective basis. In addition, if it does not have access to certain parts, or if manufacturers do not provide access to the appropriate equipment manuals or training, UHS may not be able to provide certain clinical engineering services.

If UHS is unable to change the manner in which healthcare providers traditionally procure medical equipment, it may not be able to achieve significant revenue growth.

        UHS believes that the strongest competition to its solution offerings is the direct purchase or capital lease of medical equipment, and self-management of that equipment. Many hospitals and alternate site providers view equipment rental primarily as a means of meeting short-term or peak supplemental needs, rather than as a long-term, effective and cost-efficient alternative to purchasing or leasing equipment. Many healthcare providers may continue to purchase or lease a substantial portion of their medical equipment and to manage and maintain it on their own.

A substantial portion of UHS's revenue comes from customers with which it does not have long-term commitments, and cancellations by or disputes with customers could decrease the amount of revenue it generates, thereby reducing its ability to operate and expand its business.

        For the year ended December 31, 2017, approximately 43% of UHS's total revenue was derived from customers that contracted with it or from hospitals and other providers that purchased equipment or services from it through a GPO that contracted with it on behalf of its members. The source of the remaining 57% of revenue was from customers that do not purchase equipment or services from it through a GPO contract. UHS's customers are generally not obligated to outsource its equipment under long-term commitments. In addition, many of its customers do not sign written contracts with it fixing the rights and obligations of the parties regarding matters such as billing, liability, warranty or use. Therefore, UHS faces risks such as fluctuations in usage, inaccurate or false reporting of usage by customers and disputes over liabilities related to equipment use. The non-contracted services UHS provides could be terminated by the customer without notice or payment of any termination fee. A large number of such terminations may adversely affect UHS's ability to generate revenue growth and sufficient cash flows to support its growth plans. In addition, those customers with long-term commitments may have contracts that do not permit UHS to raise its prices, yet its cost to serve may increase. Any of these risks could reduce its ability to operate and expand its business.

UHS may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may disrupt UHS's business and hinder UHS's ability to grow.

        From time to time, UHS may evaluate acquisition candidates or other strategic relationships within the healthcare industry that may strategically fit UHS's business objectives. However, there is no guarantee UHS will be able to identify attractive acquisition opportunities. In the event UHS is able to identify attractive acquisition opportunities, UHS may not be able to complete the acquisition or do so on commercially acceptable terms. UHS may not be successful in acquiring other businesses, and the businesses it does acquire in the future may not ultimately produce returns that justify its related investment.

        Acquisitions may involve numerous risks, including:

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  difficulties assimilating personnel and integrating distinct business cultures;

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  diversion of management's time and resources from existing operations;

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  potential loss of key employees or customers of acquired companies; and

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  exposure to unforeseen liabilities of acquired companies.

UHS may incur increased expenses related to its pension plan, which could impact its financial position.

        UHS has a defined benefit pension plan covering certain current and former employees. Although benefits under the pension plan were frozen in 2002, funding obligations under the pension plan continue to be impacted by the performance of the financial markets. If the financial markets do not provide the long-term returns UHS has assumed, the likelihood of it being required to make additional contributions will increase. The equity and debt markets can be, and recently have been, volatile, and therefore UHS's estimate of future contribution requirements can change dramatically in relatively short periods of time.

UHS's cash flow fluctuates during the year because operating income as a percentage of revenue fluctuates with its quarterly operating results and it makes semi-annual debt service payments.

        UHS's results of operations have been and can be expected to be subject to quarterly fluctuations. UHS may experience increased revenue in the first and fourth quarters of the year, depending upon the timing and severity of the cold and flu season and the related increased hospital census and medical equipment usage during that season. Because a significant portion of its expenses are relatively fixed over these periods, UHS's operating income as a percentage of revenue tends to increase during the first and fourth quarter of each year. If the cold and flu season is delayed by as little as one month, or is less severe than in prior periods, UHS's quarterly operating results for a current period can vary significantly from prior periods. UHS's quarterly results can also fluctuate as a result of such other factors as the timing of acquisitions, new on-site managed solution agreements or new service center openings.

A portion of UHS's revenue is derived from home care providers and nursing homes, and these healthcare providers may pose additional credit risks.

        UHS's nursing home and home care customers may pose additional credit risks since they are generally less financially sound than hospitals. These customers continue to face cost pressures. UHS may incur losses in the future due to the credit risks, including potential bankruptcy filings, associated with any of these customers.

Although UHS does not manufacture any medical equipment, its business entails the risk of claims related to the medical equipment that it outsources and services. UHS may not have adequate insurance to cover a claim, and it may be more expensive or difficult for it to obtain adequate insurance in the future.

        UHS may be liable for claims related to the use of its medical equipment or to its maintenance or repair of a customer's medical equipment. Any such claims, if made and upheld, could make its business more expensive to operate and therefore less profitable. UHS may be subject to claims exceeding its insurance coverage or it may not be able to continue to obtain liability insurance at acceptable levels of cost and coverage. If UHS is found liable for any significant claims that are not covered by insurance, its liquidity and operating results could be materially adversely affected. In addition, litigation relating to a claim could adversely affect its existing and potential customer relationships, create adverse public relations and divert management's time and resources from the operation of the business.

UHS may incur increased costs that it cannot pass through to its customers.

        UHS's customer contracts may include limitations on its ability to increase prices over the term of the contract. On the other hand, it relies on third parties, including subcontractors, to provide some of its services and supplies and it does not always have fixed pricing contracts with these subcontractors. Therefore, UHS is at risk of incurring increased costs that it is unable to pass through to its customers.

Any failure of UHS's management information systems could harm its business and operating results.

        UHS depends on its management information systems to actively manage its medical equipment fleet, control capital spending, and provide fleet information, including equipment usage history, condition and availability of its medical equipment. These functions enhance its ability to optimize fleet utilization and redeployment. The inability of its management information systems to operate as it anticipates could damage its reputation with its customers, disrupt its business or result in, among other things, decreased revenue and increased overhead costs. Any such failure could harm its business and results of operations. UHS's results of operations could be adversely affected if these systems, or its customers' access to them, are interrupted, damaged by unforeseen events, cyber security incidents or other actions of third parties, or fail for any extended period of time. In addition, data security breaches could adversely impact its operations, results of operations or its ability to satisfy legal requirements, including those related to patient-identifiable health information.

There are inherent limitations in all internal control systems over financial reporting, and misstatements due to error or fraud may occur and not be detected.

        While UHS has taken actions designed to address compliance with the internal control over financial reporting and disclosure controls and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in its ability to control all circumstances. UHS does not expect that its internal control over financial reporting and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in UHS have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of UHS or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Risks Related to Healthcare and Other Legal Regulation Affecting UHS

Uncertainty surrounding healthcare reform initiatives remains. Depending on the scope, form, and implementation of final healthcare reform legislation, UHS's business may be adversely affected.

        The healthcare industry is undergoing significant change. In March 2010, the Congress adopted and President Obama signed into law the Affordable Care Act. The Affordable Care Act increased the number of Americans with health insurance and employer mandates and subsidies offered to lower income individuals. While the increase in coverage could translate into increased utilization of UHS's products and services, healthcare reform and political uncertainty have historically resulted in changes in how its customers purchase its services and have adversely affected its revenue. Provider revenue per service may decline with reductions in Medicare and Medicaid reimbursement. Furthermore, the implementation of the Affordable Care Act may impose changes in healthcare delivery, reimbursement, operations or record keeping that are not compatible with UHS's current offerings, which could force it to incur additional compliance costs. So far, starting in 2013, UHS's business, along with some of its suppliers and customers that are manufacturers, came under direct regulation of the Open Payments Law, specifically the Physician Payments Sunshine Act. The Open Payments Law requires the annual reporting and publishing of all transfers of value to physicians and teaching hospitals to give greater transparency to financial relationships between manufacturers, physicians and teaching hospitals. Federal and state governments also continue to enact and consider various legislative and regulatory proposals that could materially impact certain aspects of the healthcare system. UHS cannot predict with certainty what healthcare initiatives, if any, will be implemented or what the ultimate effect of federal healthcare reform (including, but not limited to, the Affordable Care Act) or any future legislation or regulation will have on its operating results or financial condition. Finally, UHS cannot quantify or predict with any certainty the likely impact of the repeal of the individual mandate, effective in 2019, under the Affordable Care Act on its business model, prospects, financial condition or results of operations.

Recently enacted amendments to federal privacy laws make UHS subject to more stringent penalties in the event it improperly uses or discloses protected health information regarding its customers' patients.

        The Health Information Technology for Economic and Clinical Health Act of 2009 (the "HITECH Act") expanded the scope of the privacy and security requirements under Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and increased penalties for violations to "Business Associates," which includes UHS. Business Associates such as UHS are required to comply with certain of the HIPAA privacy standards and are required to implement administrative, physical and technical security standards to protect the integrity, confidentiality and availability of certain electronic health information it receives, maintains or transmits. In addition, the HITECH Act enacted federal breach notification rules requiring notification to affected individuals and the Department of Health and Human Services (and in some cases, relevant media outlets) whenever a breach of personal health information occurs. In addition, the HIPAA rules now involve increased penalties, including mandatory penalties for "willful neglect" violations, starting at $100 per violation subject to a cap of $1.5 million for violations of the same standard in a single calendar year. State attorneys general are also authorized to enforce federal HIPAA privacy and security rules. UHS's operations could be negatively impacted by a violation of the HIPAA privacy or security rules and its reputation could suffer in the event of a data breach involving significant number of individuals.

        Many states in which UHS operates also have state laws that protect the privacy and security of confidential, personal information that have similar to or even more protection than the federal provisions. Some state laws impose fines and penalties upon violators in addition to allowing a private right of action to sue for damages for those who believe their personal information has been misused.

UHS's relationships with healthcare facilities and marketing practices are subject to the federal Anti-Kickback Statute and similar state laws.

        UHS is subject to the federal Anti-Kickback Law, which prohibits the knowing and willful offer, payment, solicitation or receipt of any form of "remuneration" in return for, or to induce, the referral of business or ordering of services paid for by Medicare or other federal programs. "Remuneration" has been broadly defined to include anything of value, including gifts, discounts, credit arrangements, and in-kind goods or services. Certain federal courts have held that the Anti-Kickback Law can be violated if "one purpose" of a payment is to induce referrals. The Anti-Kickback Law is broad and prohibits many arrangements and practices that are lawful in businesses outside the healthcare industry. Violations can result in imprisonment, civil or criminal fines or exclusion from Medicare and other governmental programs. The Office of Inspector General ("OIG") issued a series of safe harbors that if met will help assure healthcare providers and other parties will not be prosecuted under the Anti-Kickback Law. Contracts with healthcare facilities and other marketing practices or transactions may implicate the Anti-Kickback Law. UHS has attempted to structure its contracts and marketing practices to comply with the Anti-Kickback Law along with providing training to its employees. However, UHS cannot ensure that it will not have to defend against alleged violations from private entities or that OIG or other authorities will not find that its practices violate the Anti-Kickback Law.

Changes in third-party payor reimbursement for healthcare items and services, as well as economic hardships faced by other parties from which UHS's customers obtain funding, may affect UHS's customers' ability to pay for its services, which could cause it to reduce its prices or adversely affect its ability to collect payments.

        Although UHS's customers are healthcare providers that pay it directly for the services it delivers, they rely on third-party payor reimbursement for a substantial portion of their operating revenue.

Third-party payors include government payors like Medicare and Medicaid and private payors like insurance companies and managed care organizations. Third-party payors continue to engage in widespread efforts to control healthcare costs. Their cost containment initiatives include efforts to control utilization of services and limit reimbursement amounts. Reimbursement limitations can take many forms, including discounts, non-payment for certain care (for example, care associated with certain hospital-acquired conditions) and fixed payment rates for particular treatment modalities or plans, regardless of the provider's actual costs in caring for a patient. Reimbursement policies have a direct effect on UHS's customers' ability to pay it for its services and an indirect effect on the prices it charges. Ongoing concerns about rising healthcare costs may cause more restrictive reimbursement policies to be implemented in the future. Restrictions on the amounts or manner of reimbursements or funding to healthcare providers may affect the financial strength of UHS's customers and the amount its customers are able to pay for its solutions.

        In addition, a portion of UHS's customers derive funding from state and local government sources, some of which are facing financial hardships, including decreased funding. Any limitation or elimination of funding to its customers by these sources could also affect the financial strength of its customers and the amount they are able to pay for its services.

New healthcare laws or regulations could impact UHS's business.

        Although UHS's business is not currently extensively regulated under healthcare laws, it is subject to certain regulatory requirements that continue to come under greater scrutiny and regulation. UHS's customers are subject to direct regulation under the Federal False Claims Act, the Stark Law, the Anti-Kickback Law, rules and regulations of the CMS and other federal and state healthcare laws and regulations. Promulgation of new laws and regulations, or changes in or re-interpretations of existing laws or regulations as they relate to UHS's customers and its business, could affect its business, operating results or financial condition. UHS's operations might be negatively impacted if it had to comply with additional complex government regulations.

UHS's customers operate in a highly regulated environment. Regulations affecting them could cause UHS to incur additional expenses associated with compliance and licensing. UHS could be assessed fines and face possible exclusion from participation in state and federal healthcare programs if it violates laws or regulations applicable to its business.

        The healthcare industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels. While the majority of these regulations do not directly apply to UHS, there are some that do, including the FDCA and certain state pharmaceutical licensing requirements. Although UHS believes it is in compliance with the FDCA, if the FDA expands the reporting requirements under the FDCA, UHS may be required to comply with the expanded requirements and may incur substantial additional expenses in doing so. With respect to state requirements, UHS is currently licensed in 14 states and may be required to obtain additional licenses, permits and registrations as state requirements change. UHS's failure to possess such licenses for its existing operations may subject it to certain additional expenses.

        In addition to the FDCA and state licensing requirements, UHS is impacted by federal and state laws and regulations aimed at protecting the privacy of individually identifiable health information, among other things, and detecting and preventing fraud, abuse and waste with respect to federal and state healthcare programs. Some of these laws and regulations apply directly to UHS. Additionally, many of UHS's customers require it to abide by its policies relating to patient privacy, state and federal anti-kickback acts, and state and federal false claim acts and whistleblower protections. Since the Affordable Care Act provides for further oversight over and detection of fraud and abuse activities, UHS expects many of its customers to continue to require it to abide by such policies.

        Given that UHS's industry is heavily regulated, it may be subject to additional regulatory requirements. If UHS's operations are found to be in violation of any governmental regulations to which it, or its customers, are subject, it may be subject to the applicable penalty associated with the violation. Penalties, damages, fines, or curtailment of UHS's operations could significantly increase its cost of doing business, leading to difficulty generating sufficient income to support its business. Also, if UHS is found to have violated certain federal or state laws or regulations regarding Medicare, Medicaid or other governmental funding sources, it could be subject to fines and possible exclusion from participation in federal and state healthcare programs.

Although UHS does not manufacture any medical equipment, it owns a large fleet of medical equipment, which may be subject to equipment recalls or obsolescence.

        UHS incurs significant expenditures to maintain a large and modern equipment fleet. Its equipment may be subject to recalls that could be expensive to implement and could result in revenue loss while the associated equipment is removed from service. UHS may be required to incur additional costs to repair or replace the equipment at its own expense or it may choose to purchase incremental new equipment from a supplier not affected by the recall. Additionally, UHS's relationship with its customers may be damaged if it cannot promptly replace the equipment that has been recalled. UHS depends on manufacturers and other third parties to properly obtain and maintain FDA clearance for its equipment and products and its failure to maintain FDA clearance could have a material adverse effect on its business.

        UHS's success depends, in part, on its ability to respond effectively to changes in technology. Because it maintains a large fleet of equipment, UHS is subject to the risk of equipment obsolescence. If advancements in technology render a substantial portion of its equipment fleet obsolete, or if a competing technology becomes available that its customers prefer, UHS may experience a decrease in demand for its products, which could adversely affect its operating results and cause it to invest in new technology to maintain its market share and operating margins.

Risks Related to FSAC and the Business Combination

If FSAC is unable to complete an initial business combination, its public stockholders may receive only approximately $10.00 per share on the liquidation of its Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against FSAC that its Sponsor is unable to indemnify), and its warrants will expire worthless.

        If FSAC is unable to complete an initial business combination, its public stockholders may receive only approximately $10.00 per share on the liquidation of its Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against FSAC that its Sponsor is unable to indemnify (as described below)), and its warrants will expire without payment or other value.

FSAC or UHS Holdco may waive one or more of the conditions to the Business Combination, which could impact the combined company's capital structure.

        FSAC or UHS Holdco may agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by its current certificate of incorporation and bylaws and applicable laws. For example, it is a condition to the obligation of UHS Holdco to complete the Business Combination that the equity consideration not exceed $335.0 million. However, in the event holders of FSAC public shares elect to redeem a number of shares of FSAC Class A common stock that would cause this condition or the Minimum Cash Condition to not be satisfied, UHS Holdco may elect to take Additional Equity Consideration. Alternatively, the parties to the Merger Agreement may waive one or more covenants to permit Agiliti to incur additional debt or equity financing in addition to that contemplated by the Private Placement and Debt Financing. If the parties to the Merger Agreement waive one or more of the conditions to the Business Combination, Agiliti's capital structure may differ from the one described in this proxy statement/prospectus. FSAC is not able to waive the condition that its stockholders approve the Business Combination.

Following the consummation of the Business Combination, our only significant asset will be ownership of 100% of UHS and UHS may not be able to pay dividends or make distributions to enable us to pay any dividends on our common stock or satisfy our other financial obligations.

        Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than the ownership of 100% of UHS. We will depend on UHS for distributions and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to our common stock. The earnings from, or other available assets of, UHS may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or satisfy our other financial obligations.

Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

        Although FSAC has conducted due diligence on UHS, FSAC cannot assure you that this diligence revealed all material issues that may be present in UHS's business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of FSAC's and UHS's control will not later arise. As a result, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even if FSAC's due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with FSAC's preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the post-combination company or its securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all.

Sponsor and FSAC's directors and officers have agreed to vote in favor of the Business Combination, regardless of how FSAC's public stockholders vote.

        Unlike many other blank check companies in which the founders agree to vote their founder shares and other shares they may hold in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, Sponsor and FSAC's directors and officers have agreed to vote any shares of common stock owned by them, including Founder Shares, in favor of the Business Combination. As of the date hereof, Sponsor and FSAC's directors and officers own approximately 20% of the issued and outstanding shares of FSAC's common stock. Accordingly, it is more likely that the necessary stockholder approval will be received for the Business Combination than would be the case if Sponsor and FSAC's directors and officers agreed to vote any shares of common stock owned by it in accordance with the majority of the votes cast by FSAC's public stockholders.

FSAC will incur significant transaction and transition costs in connection with the Business Combination.

        FSAC has and we expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs, subject to our agreement in the Merger Agreement to assume certain permitted transaction expenses of UHS Holdco and its subsidiaries, subject to certain adjustments.

        FSAC's transaction expenses as a result of the Business Combination are currently estimated at approximately $45.0 million, including $16.1 million in deferred underwriting commissions to the underwriters of FSAC's IPO.

Our credit facilities will contain financial and other covenants. The failure to comply with such covenants could have an adverse effect on us.

        The credit facilities contemplated by the Debt Financing will contain certain financial and other covenants including a springing first lien leverage ratio covenant, and limitations on, among other things, liens, indebtedness, certain acquisitions, consolidations, payment of dividends and other distributions to equity and warrant holders and sales of assets. Any failure to comply with the restrictions of the credit facilities may result in an event of default under the agreement. The contemplated credit facilities will bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow.

We may need additional capital in the future, and it may not be available on acceptable terms.

        UHS has historically relied upon cash generated by its operations to fund its operations and strategy. Following the Business Combination, we may need to access the debt and equity capital markets. However, these sources of financing may not be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and ability to incur additional debt in compliance with agreements governing our then-outstanding debt. These factors may make the timing, amount, terms or conditions of additional financings unattractive to us. If we are unable to generate sufficient funds from operations or raise additional capital, our growth could be impeded.

The unaudited pro forma condensed combined financial information included in this document may not be indicative of what our actual financial position or results of operations would have been.

        The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section entitled "Unaudited Pro Forma Condensed Combined Financial Information" for more information.

THL Stockholder and IPC will have significant influence over us after completion of the Business Combination.

        Upon completion of the Business Combination, THL Stockholder will beneficially own approximately 29% of our common stock (excluding warrants to purchase common stock) and IPC will own approximately 19% of our common stock. As long as THL Stockholder and IPC own or control a significant percentage of outstanding voting power, they will have the ability to strongly influence all corporate actions requiring stockholder approval.

        Additionally, THL Stockholder's and IPC's interests may not align with the interests of our other stockholders. THL Stockholder and IPC are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. THL Stockholder or IPC may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our certificate of incorporation provides that we renounce any interest or expectancy in the business opportunities of THL Stockholder or IPC and their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.

The financial statements of FSAC included in this proxy statement/prospectus do not take into account the consequences of FSAC's failure to complete a business combination by July 24, 2019.

        FSAC is a blank check company, and as it has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement, there is a risk that FSAC will be unable to consummate an initial business combination. Unless FSAC amends its charter to extend its life and certain other agreements it has entered into, if FSAC does not complete an initial business combination by July 24, 2019, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem 100% of the public shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay up to $750,000 of FSAC's working capital requirements as well as to pay FSAC's franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding public shares, which redemption will completely extinguish rights of the public stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the board of directors in accordance with applicable law, dissolve and liquidate, subject (in each case) to its obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per unit in the IPO. In addition if FSAC fails to complete an initial business combination by July 24, 2019, there will be no redemption rights or liquidating distributions with respect to its warrants, which will expire worthless, unless FSAC amends its charter to extend its life.

If third parties bring claims against FSAC, the proceeds held in FSAC's Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

        FSAC's placing of funds in its Trust Account may not protect those funds from third-party claims against it. Although FSAC has sought to have all vendors, service providers (other than its independent auditors), prospective target businesses or other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in FSAC's Trust Account for the benefit of its public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against FSAC's Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against FSAC's assets, including the funds held in its Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in FSAC's Trust Account, FSAC's management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party's engagement would be significantly more beneficial to it than any alternative.

        Examples of possible instances where FSAC may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by FSAC's management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where FSAC's management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with FSAC and will not seek recourse against FSAC's Trust Account for any reason. Upon redemption of FSAC's public shares, if FSAC is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with its initial business combination, FSAC will be required to provide for payment of claims of creditors that were not waived that may be brought against FSAC within the 10 years following redemption. Accordingly, the per-share redemption amount received by FSAC public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. Sponsor has agreed that it will be liable to FSAC if and to the extent any claims by a vendor for services rendered or products sold to FSAC, or a prospective target business with which FSAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of FSAC's Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under FSAC's indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor will not be responsible to the extent of any liability for such third party claims. FSAC has not independently verified whether its Sponsor has sufficient funds to satisfy their indemnity obligations and believe that its Sponsor's only assets are securities of FSAC and, therefore, Sponsor may not be able to satisfy those obligations. FSAC has not asked its Sponsor to reserve for such eventuality.

If the Business Combination is not completed, potential target businesses may have leverage over FSAC in negotiating a business combination, FSAC's ability to conduct due diligence on a business combination as it approaches its dissolution deadline may decrease, and FSAC may have insufficient working capital to continue to pursue potential target businesses, each of which could undermine FSAC's ability to complete a business combination on terms that would produce value for FSAC's stockholders.

        Any potential target business with which FSAC enters into negotiations concerning a business combination will be aware that FSAC must complete an initial business combination by July 24, 2019. Consequently, if FSAC is unable to complete this Business Combination, a potential target may obtain leverage over FSAC in negotiating a business combination, knowing that FSAC may be unable to complete a business combination with another target business by July 24, 2019. This risk will increase as FSAC gets closer to the timeframe described above. FSAC may have limited time to conduct due diligence and may enter into a business combination on terms that FSAC would have rejected upon a more comprehensive investigation. Additionally, FSAC may have insufficient working capital to continue efforts to pursue a business combination.

If, after FSAC distributes the proceeds in its Trust Account to its public stockholders, FSAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of FSAC's board of directors may be viewed as having breached their fiduciary duties to its creditors, thereby exposing the members of its board of directors and FSAC to claims of punitive damages.

        If, after FSAC distributes the proceeds in its Trust Account to its public stockholders, FSAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against FSAC that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy court could seek to recover all amounts received by FSAC's stockholders. In addition, FSAC's board of directors may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and FSAC to claims of punitive damages, by paying public stockholders from FSAC's Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in FSAC's Trust Account to its public stockholders, FSAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against FSAC that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of FSAC's stockholders and the per-share amount that would otherwise be received by FSAC stockholders in connection with its liquidation may be reduced.

        If, before distributing the proceeds in FSAC's Trust Account to its public stockholders, FSAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against FSAC that is not dismissed, the proceeds held in FSAC's Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of FSAC's stockholders. To the extent any bankruptcy claims deplete FSAC's Trust Account, the per-share amount that would otherwise be received by FSAC's stockholders in connection with its liquidation may be reduced.

Even if FSAC consummates the Business Combination, there is no guarantee that the public warrants will ever be in the money, and they may expire worthless and the terms of FSAC's warrants may be amended.

        The exercise price for FSAC's warrants is $11.50 per share of Class A common stock. There is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

        In addition, FSAC's warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and FSAC. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, FSAC may amend the terms of the warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment. Although FSAC's ability to amend the terms of the warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of common stock purchasable upon exercise of a warrant.

Sponsor and FSAC's directors and officers have interests in the Business Combination which may be different from or in addition to (and which may conflict with) the interests of its stockholders.

        Sponsor and FSAC's directors and officers and their respective affiliates and associates have interests in and arising from the Business Combination that are different from or in addition to (and which may conflict with) the interests of FSAC's public stockholders, which may result in a conflict of interest. These interests include:

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  If the Business Combination or another business combination is not consummated by July 24, 2019, FSAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsors and certain of FSAC's directors, which were acquired for an aggregate purchase price of $25,000, would be worthless because the holders are not entitled to participate in any conversion or distribution with respect to such shares. Such shares had an aggregate market value of $116,495,000 based upon the closing price of $10.13 per share on NASDAQ on October 5, 2018.

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  Sponsor purchased an aggregate of 14,950,000 private warrants from FSAC for an aggregate purchase price of $14,950,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of FSAC's IPO. All of the proceeds FSAC received from these purchases were placed in the Trust Account. The Private Placement Warrants had an aggregate market value of $22,126,000 based upon the closing price of $1.48 per warrant on NASDAQ on October 5, 2018. The Private Placement Warrants will become worthless if FSAC does not consummate a business combination by July 24, 2019.

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  THL Stockholder's participation in the Private Placement. THL Stockholder is an entity formed by Sponsor and funds affiliated with THL to make the $200.0 million investment and that will also hold the Founder Shares currently owned by Sponsor. Certain of FSAC's directors and officers have an indirect financial interest in the investment by THL Stockholder through their investment in the THL funds that will invest in THL Stockholder.

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  The fact that THL Stockholder will initially be able to designate four individuals as nominees to the board of directors following the Business Combination under its Director Nomination Agreement (and thereafter a number of directors based upon maintaining a threshold level of beneficial ownership). In the future, such nominees will be entitled to receive any cash fees, stock options or stock awards that Agiliti's board of directors determines to pay to its non-executive directors.

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  Sponsor and FSAC's officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on FSAC's behalf, such as identifying and investigating possible business targets and business combinations. However, if Sponsor fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, FSAC may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by July 24, 2019. As of June 30, 2018, the Sponsor and its affiliates had not incurred any unpaid reimbursable expenses. However, they may incur such expenses in the future.

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  Sponsor and FSAC's directors and officers have agreed not to redeem any of the Founder Shares or any other shares they may hold in connection with a stockholder vote to approve the Business Combination.

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  The continued indemnification of FSAC's existing directors and officers and the continuation of FSAC's directors' and officers' liability insurance after the Business Combination.

Our ability to successfully effect the Business Combination and successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel, including the key personnel of UHS, all of whom we expect to stay with UHS following the Business Combination. The loss of such key personnel could negatively impact the operations and profitability of the post-combination business.

        Our ability to successfully effect the Business Combination and successfully operate the business is dependent upon the efforts of certain key personnel, including the key personnel of UHS. Although we expect all of such key personnel to remain with UHS following the Business Combination, it is possible that we will lose some key personnel, the loss of which could negatively impact the operations and profitability of our post-combination business. Furthermore, while FSAC has evaluated individuals we intend to engage to stay with UHS following the Business Combination, our assessment of these individuals may not prove to be correct. UHS's financial performance is dependent in significant part on its ability to retain key personnel, including senior executives, sales professionals, sales specialists, hospital management employees and other qualified workers. UHS has experienced and will continue to experience intense competition for these resources. The loss of the services of one or more of our senior executives or other key personnel due to the Business Combination or otherwise could significantly undermine its management expertise, key relationships with customers and suppliers, and its ability to provide efficient, quality healthcare solutions.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

        Following the Business Combination, the price of our securities may fluctuate significantly due to the market's reaction to the Business Combination and general market and economic conditions. An active trading market for our securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of our securities after the Business Combination can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are not listed on, or become delisted from, NASDAQ for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on NASDAQ or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

There can be no assurance that our common stock that will be issued in connection with the Business Combination will be approved for listing on NASDAQ following the closing of the Business Combination, or that we will be able to comply with the continued listing standards of NASDAQ.

        Our common stock and warrants will be listed on NASDAQ following the Business Combination. Our continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the Business Combination, NASDAQ delists our common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

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  a limited availability of market quotations for our securities;

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  a determination that our common stock is a "penny stock" which will require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

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  a limited amount of analyst coverage; and

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  a decreased ability to issue additional securities or obtain additional financing in the future.

The fairness opinion of Moelis received by FSAC's board of directors does not reflect changes in circumstances since the signing of the Merger Agreement.

        Changes in the operations and prospects of UHS or general market and economic conditions, and other factors that may be beyond the control of UHS, may alter the value of UHS by the time the Business Combination is completed. The opinion of Moelis, dated August 13, 2018, does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. For a description of the opinion of Moelis, please refer to "Proposal No. 1—Approval of the Business Combination—Opinion of FSAC's Financial Advisor." For a description of the other factors considered by the board of directors of UHS Holdco in determining to approve the Merger Agreement, please refer to "Proposal No. 1—Approval of the Business Combination—FSAC's Board of Directors' Reasons for the Approval of the Business Combination."

If investors, stockholders or financial analysts do not agree with FSAC's expectations regarding benefits from the Business Combination, the market price of FSAC's securities may decline.

        If investors or securities analysts do not agree with FSAC's expectations regarding benefits from the Business Combination, the market price of FSAC's securities prior to the closing of the Business Combination may decline. The market values of FSAC's securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which FSAC's stockholders vote on the Business Combination.

        In addition, following the Business Combination, fluctuations in the price of our securities could contribute to the loss of all or part of your investment. The valuation ascribed to our common stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of our securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for FSAC's securities. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

        Factors affecting the trading price of the post-combination company's securities following the Business Combination may include:

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  actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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  changes in the market's expectations about our operating results;

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  success of competitors;

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  our operating results failing to meet the expectation of securities analysts or investors in a particular period;

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  changes in financial estimates and recommendations by securities analysts concerning the post-combination company or the market in general;

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  operating and stock price performance of other companies that investors deem comparable to the post-combination company;

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  our ability to market new and enhanced products on a timely basis;

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  changes in laws and regulations affecting our business;

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  commencement of, or involvement in, litigation involving the post-combination company;

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  changes in the post-combination company's capital structure, such as future issuances of securities or the incurrence of additional debt;

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  the volume of shares of our common stock available for public sale;

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  any major change in our board or management;

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  sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

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  general economic and political conditions such as recessions, interest rates, fuel prices and acts of war or terrorism.

        Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and NASDAQ have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the post-combination company could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Following the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about the post-combination company, its business, or its market, or if they change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on FSAC or the post-combination company. If no securities or industry analysts commence coverage of the post-combination company, our stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover the post-combination company change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who may cover FSAC were to cease coverage of the post-combination company or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Pursuant to letter agreements with FSAC, a significant portion of our total outstanding shares will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of common stock. After the Business Combination, THL Stockholder will hold approximately 29% of our common stock and the Selling Equityholders will hold approximately 23%. While the Registration Rights Agreement will restrict the transfer by the Majority Stockholders and UHS's chief executive officer of the shares of our common stock acquired pursuant to the Business Combination until 180 days following the date of the consummation of the Business Combination, these shares may be sold after the expiration of the lock-up.

        The Founder Shares are subject to a restriction on transfer until one year following the Business Combination, provided that such shares will be released from the lock-up if, after the 150th day following the date of the consummation of the Business Combination, common stock of Agiliti trades at $12.00 or higher for any 20 out of 30 trading days. The Majority Stockholders, THL Stockholder and UHS's chief executive officer will each have certain rights to cause us to register the resale of the common stock of Agiliti held by them following the Business Combination, including demand and piggyback registration rights and the right to cause Agiliti to facilitate an underwritten offering of shares of common stock of Agiliti held by them. In addition, in the event that the shares of FSAC Class A common stock to be acquired by the institutional investors pursuant to the Private Placement are not registered pursuant to the registration statement of which the proxy statement/prospectus is a part, Agiliti has agreed to, within 30 days after the consummation of the Business Combination, file with the SEC a registration statement registering the resale of such shares of common stock and will use its commercially reasonable efforts to have such registration statement declared effective within 90 days after the consummation of the Business Combination.

        As restrictions on resale end. the Majority Stockholders, THL Stockholder or UHS's chief executive officer exercise their rights to require Agiliti to register their securities for resale or Agiliti registers the resale of shares to be acquired by the institutional investors pursuant to the Private Placement, the market price of our common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them. See the sections entitled "Proposal No. 1—Approval of the Business Combination—The Registration Rights Agreement."

FSAC's public stockholders may experience dilution as a consequence of the Business Combination and the Private Placement. Having a minority share position may reduce the influence that our current stockholders have on the management of the post-combination company.

        It is anticipated that, upon completion of the Business Combination, FSAC's public stockholders will own approximately 43% in Agiliti, Private Placement investors (excluding THL Stockholder) will own approximately 5% of the outstanding common stock of Agiliti, THL Stockholder will own approximately 29% of the common stock of Agiliti (including Founder Shares), and the Selling Equityholders will own approximately 23% of the outstanding common stock of Agiliti. This ownership interest assumes that no holder of FSAC's Class A common stock elects to redeem its shares and that approximately 107.2 million shares of common stock of Agiliti are issued (including approximately 3.7 million shares of common stock issuable upon the exercise of fully-vested options), and does not take into account warrants to purchase common stock of Agiliti that will remain outstanding following the Business Combination or any issuances of equity under the 2018 Omnibus Incentive Plan. The ownership percentage with respect to the post-combination company following the Business Combination does not take into account warrants to purchase common stock that remain outstanding following the Business Combination or the issuance of any shares upon completion of the Business Combination under the 2018 Omnibus Incentive Plan, which is intended to be entered into in connection with the consummation of the Business Combination. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by FSAC's existing stockholders in the post-combination company will be different. See the section entitled "Unaudited Pro Forma Condensed Combined Financial Information" for further information.

        To the extent that any of the warrants are exercised for shares of common stock, or any shares of common stock are issued under the 2018 Omnibus Incentive Plan, current stockholders of FSAC may experience substantial dilution. Such dilution could, among other things, limit the ability of FSAC's current stockholders to influence management of the post-combination company through the election of directors following the Business Combination.

We may redeem the unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

        We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of FSAC's or, after the Business Combination, our common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by the Sponsor or their permitted transferees.

Anti-takeover provisions contained in our proposed amended and restated certificate of incorporation and proposed amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

        Assuming the approval of the Charter Proposal, the combined company's certificate of incorporation and bylaws will contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions will include:

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  a staggered board providing for three classes of directors, which limits the ability of a stockholder or group to gain control of our board;

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  no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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  subject to the Director Nomination Agreements, the right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on our board of directors;

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  the ability of our board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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  a prohibition on stockholders calling a special meeting, which forces stockholder action to be taken at an annual meeting of our stockholders or at a special meeting of our stockholders called by the chairman of the board, the president, the chief executive officer or a majority of the board of directors pursuant to a resolution adopted by a majority of the board of directors;

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  providing that directors may be removed prior to the expiration of their terms by stockholders only for cause and upon the affirmative vote of a majority of the voting power of all outstanding shares of the combined company;

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  a requirement that certain changes or amendments to the certificate of incorporation or the bylaws must be approved by at least 66 2/3% of the voting power of outstanding common stock of the combined company;

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  advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of FSAC; and

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  limitations on the ability of stockholders (excluding THL Stockholder, IPC, each of their successors, affiliates and each of their respective transferees) owning in excess of 15% of our outstanding voting stock to merge or combine with us.

Activities taken by affiliates of FSAC to purchase, directly or indirectly, public shares of FSAC's common stock will increase the likelihood of approval of the Business Combination Proposal and that the conditions to closing of the Business Combination will be met and may affect the market price of FSAC's securities.

        Sponsor and FSAC's directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions prior to the consummation of the Business Combination. None of Sponsor, directors, officers, advisors or their affiliates will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of Sponsor or FSAC's directors, officers, advisors or their affiliates currently anticipate paying any premium purchase price for such public shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by Sponsor or FSAC's directors, officers, advisors or their affiliates, or the price such parties may pay.

        In addition to the purchase of an aggregate 25.0 million shares of Class A common stock of FSAC at a price of $10.00 per share by certain institutional investors and THL Stockholder in a private placement, in connection with the Business Combination, we may enter into one or more agreements with institutional and other investors pursuant to which the investors will purchase shares of FSAC's Class A common stock (as and to the extent requested by FSAC) through one or more of (i) open market or privately negotiated transactions with third parties (including forward contracts), (ii) a private placement by FSAC to occur concurrently with the consummation of the Business Combination at a purchase price of $10.00 per share of FSAC's common stock in form and substance substantially similar to the subscription agreements executed in connection with the Merger Agreement, or (iii) a combination thereof, in order to help ensure that we have sufficient funds (after redemptions from our Trust Account) to meet the required minimum cash obligations under the Merger Agreement.

        If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained or to cause the conditions to closing of the Business Combination to be met. Purchases of shares by the persons described above could allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved. If the market does not view the Business Combination positively, purchases of public shares may have the effect of counteracting the market's view, which would otherwise be reflected in a decline in the market price of FSAC's securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of FSAC's securities.

        As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by FSAC or the persons described above have been entered into with any such investor or holder.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

        We are subject to laws, regulations and rules enacted by national, regional and local governments. In particular, we expect to be required to comply with certain SEC, NASDAQ and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

There may be tax consequences of the Business Combination that adversely affect FSAC stockholders and warrant holders.

        It is the opinion of Kirkland & Ellis LLP that the Business Combination is structured such that FSAC stockholders and warrantholders should not recognize gain or loss pursuant to Section 351 of the Code or Section 368 of the Code or as otherwise described in the description of material U.S. federal income tax consequences of the Business Combination entitled "Proposal No. 1—Approval of the Business Combination—Material U.S. Federal Income Tax Considerations to FSAC Common Stockholders and Warrant Holders". However, this opinion is not binding on the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position. To the extent the Parent Merger does not qualify as an exchange pursuant to Section 351 of the Code or a "reorganization" pursuant to Section 368 of the Code or as otherwise described in the description of material U.S. federal income tax consequences of the Business Combination entitled "Proposal No. 1—Approval of the Business Combination—Material U.S. Federal Income Tax Considerations to FSAC Common Stockholders and Warrant Holders" beginning on page 120, the Business Combination could result in the imposition of substantial taxes on FSAC stockholders and warrantholders. You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the Business Combination to you.

Risks Related to Redemptions

Pursuant to the Merger Agreement, FSAC may not be able to consummate the Business Combination in the event redemptions exceed the amount of cash necessary to pay the cash portion of the merger consideration, repay existing indebtedness of UHS Opco and make other required cash payments at closing.

        FSAC's current amended and restated certificate of incorporation does not provide a specified maximum redemption threshold, other than in no event will FSAC redeem public shares in an amount that would cause FSAC's net tangible assets to be less than $5,000,001 (such that FSAC is not subject to the SEC's "penny stock" rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to FSAC's initial business combination. The Merger Agreement includes as a condition to closing the Business Combination that there be sufficient cash, after giving effect to any redemptions, to pay the cash portion of the merger consideration, repay existing indebtedness of UHS Opco and make other required cash payments at closing (Minimum Cash

Condition). As a result, FSAC may not be able to complete the Business Combination if a substantial number of its stockholders elect to redeem their shares.

If you or a "group" of stockholders of which you are a part are deemed to hold an aggregate of more than 20.0% of FSAC's common stock issued in FSAC's IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 20.0% of FSAC's common stock issued in its IPO.

        A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a "group" (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group's shares, in excess of 20% of the shares of common stock included in the units sold in FSAC's IPO. FSAC refers to such shares in excess of an aggregation of 20% or more of the shares sold in its IPO as "shares exceeding the 20% threshold." In order to determine whether a stockholder is acting in concert or as a group with another stockholder, FSAC will require each public stockholder seeking to exercise redemption rights to certify to FSAC whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to FSAC at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which FSAC makes the above-referenced determination. Your inability to redeem any shares exceeding the 20% threshold will reduce your influence over FSAC's ability to consummate the Business Combination and you could suffer a material loss on your investment in FSAC if you sell shares exceeding the 20% threshold in open market transactions. Additionally, you will not receive redemption distributions with respect to the shares exceeding the 20% threshold if FSAC consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 10.0% of the shares sold in FSAC's IPO and, in order to dispose of such shares, would be required to sell your stock in open market transactions, potentially at a loss. Notwithstanding the foregoing, stockholders may challenge FSAC's determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

There is no guarantee that a stockholder's decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

        FSAC can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative initial business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the share price of the post-combination company relative to FSAC's share price, and may result in a lower value realized now than a stockholder of FSAC might realize in the future had the stockholder redeemed its shares. Similarly, if a stockholder does not redeem their shares, the stockholder will bear the risk of ownership of the shares in the post-combination company after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder's own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If FSAC stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of FSAC common stock for a pro rata portion of the funds held in FSAC's Trust Account.

        Holders of FSAC's public shares must follow specific procedures in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account, including submitting a request in writing and deliver their stock (either physically or electronically) to FSAC's transfer agent by the Redemption Deadline. Stockholders electing to redeem their shares will receive their pro rata portion of the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay up to $750,000 of FSAC's working capital requirements as well as to pay FSAC's franchise and income taxes. See the section entitled "Special Meeting of FSAC Stockholders—Redemption Rights" for additional information on how to exercise your redemption rights.

The ability to execute our strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their shares in connection with the Business Combination.

        In the event the aggregate cash consideration FSAC would be required to pay for all shares of Class A common stock that are validly submitted for redemption plus any amount required to satisfy cash obligations pursuant to the terms of the Merger Agreement exceeds the aggregate amount of cash available to FSAC, we may be required to borrow additional amounts, subject to the terms and conditions of the Merger Agreement. Although we do not currently have a debt commitment for amounts beyond that described under "Proposal No. 1—Approval of the Business Combination—Debt Financing", the Merger Agreement does not prohibit FSAC from borrowing up to an additional $50.0 million of debt in order to satisfy its obligations at closing. The incurrence of additional indebtedness may negatively impact our ability to execute on our future strategic plans.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        FSAC is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. Upon consummation of the Business Combination, FSAC will become a wholly-owned subsidiary of Agiliti and Agiliti will be the registrant on a prospective basis.

        The historical consolidated financial statements of UHS Opco, a wholly owned subsidiary of UHS Holdco, and its subsidiaries are included in this proxy statement/prospectus, as opposed to those of UHS Holdco. UHS Holdco is a holding company without any operations or employees, and no liabilities or material assets beyond its investment in UHS Opco. Further, prior to the Mergers, Agiliti has no material operations, assets, or liabilities.

        The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 was derived from UHS Opco's audited consolidated statement of operations for the year ended December 31, 2017 and FSAC's audited statement of operations for the period from March 21, 2017 (inception) to December 31, 2017. The unaudited pro forma condensed combined balance sheet and statement of operations as of and for the six months ended June 30, 2018 were derived from UHS Opco's unaudited consolidated financial statements as of and for the six months ended June 30, 2018 and FSAC's unaudited condensed financial statements as of and for the six months ended June 30, 2018.

        The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2017 and for the six months ended June 30, 2018 give pro forma effect to the Business Combination as if it had occurred on January 1, 2017. The unaudited pro forma condensed combined balance sheet as of June 30, 2018 gives effect to the Business Combination as if it was completed on June 30, 2018.

        This information should be read together with UHS Opco's and FSAC's respective financial statements and the related notes, "FSAC's Management's Discussion and Analysis of Financial Condition and Results of Operations," "UHS's Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other financial information included elsewhere in this proxy statement/prospectus.

        The unaudited pro forma condensed combined financial statements give effect to the Business Combination in accordance with the acquisition method of accounting for business combinations, with FSAC deemed to be the accounting acquirer because, among other reasons, cash consideration will be transferred from FSAC to Selling Equityholders, and current shareholders of FSAC as well as new purchasers of FSAC common stock will own up to 77% of the outstanding common stock of Agiliti which represents a controlling interest in Agiliti, depending on the amount of redemptions of FSAC shareholders, as discussed further below.

        The unaudited pro forma condensed combined financial statements reflect adjustments to the historical financial information that are expected to have a continuing impact on the results of the combined company, factually supportable and directly attributable to the following:

  •
  the Mergers;

  •
  the payment of the merger consideration to the Selling Equityholders;

  •
  the issuance of 82,500,000 shares of common stock of Agiliti in exchange for the 46,000,000 outstanding shares of FSAC Class A common stock held by public stockholders, the 25,000,000 shares of FSAC Class A common stock to be issued in the Private Placement and the 11,500,000 Founder Shares;

  •
  the warrants to purchase common stock of FSAC becoming, in accordance with their terms, warrants to purchase common stock of Agiliti and the assumption by Agiliti of all rights and obligations under the warrant agreement governing such warrants;

  •
  the repayment of approximately $695.0 million of outstanding indebtedness, including accrued interest, of UHS Opco as of June 30, 2018 and the entry into the Debt Financing assuming the Business Combination had been consummated on June 30, 2018 for purposes of the balance sheet and on January 1, 2017 for purposes of the statements of operations;

  •
  the redemption from holders electing to redeem their public shares, if any, in accordance with FSAC's amended and restated certificate of incorporation.

        Holders of FSAC public shares will have the right to elect to redeem their shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account (as of two business days prior to the closing of the Business Combination) in accordance with FSAC's amended and restated certificate of incorporation. For illustrative purposes, based on funds in the Trust Account of approximately $464.1 million as of June 30, 2018, the estimated per share redemption price would have been approximately $10.09, excluding the impact of taxes and interest income earned and not previously released to pay up to $750,000 of FSAC's working capital requirements. FSAC cannot predict how many of its public stockholders will elect to redeem their shares for cash. As described in the notes below, the number of shares of FSAC Class A common stock redeemed will impact the amount of cash available to pay the cash portion of the merger consideration and the other required uses of cash at closing and will impact the mix of cash and equity consideration payable to former UHS Holdco equityholders. As a result, FSAC is providing the unaudited pro forma condensed combined financial statements under the following two scenarios:

          (1)   No Redemption Scenario ("Scenario 1"):    Assumes no holders of FSAC public shares exercise their right to have their shares redeemed for cash upon consummation of the Business Combination; and

          (2)   Maximum Redemption Scenario ("Scenario 2"):    Assumes holders of no more than 9,700,000 FSAC public shares elect to have their shares redeemed upon consummation of the Business Combination. Giving effect to the pro forma adjustments and assumptions herein, this is the maximum number of shares that can be redeemed so as not to cause Available Cash to be insufficient to satisfy the Minimum Cash Condition and the Maximum Equity Condition. It is a condition to the obligations of both FSAC and UHS Holdco to complete the Business Combination that Available Cash equal or exceed Necessary Cash. It is a condition to the obligations of UHS Holdco to complete the Business Combination that equity consideration not exceed $335.0 million (with (i) the common stock of Agiliti valued at $10.00 per share for this purpose and (ii) UHS Holdco options rolled over into new options of Agiliti valued based on the value of the common stock of Agiliti that would be received if the options were exercised, at $10.00 per share, less the applicable exercise price of such options). We have assumed for purposes of the Maximum Redemption Scenario that UHS Holdco does not elect to accept any Additional Equity Consideration because it is under no obligation to do so.

        FSAC has not presented alternative scenarios with respect to the unaudited pro forma condensed combined statements of operations, because there are no differences between Scenario 1 and Scenario 2 for such purposes, aside from Earnings per Common Share, which is presented for both Scenario 1 and Scenario 2.

        The actual results may be in between the results shown for the No Redemption Scenario or the Maximum Redemption Scenario. Alternatively, the actual results may involve more redemptions than those shown in the Maximum Redemption Scenario to the extent that UHS Holdco agrees to accept Additional Equity Consideration, but there can be no assurance that this will be the case.

        The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. UHS and FSAC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

1. Basis of Pro Forma Presentation

Overview

        The unaudited pro forma condensed combined financial statements have been prepared assuming the business combination is accounted for using the acquisition method of accounting with FSAC as the acquiring entity and UHS as the acquiree. Under the acquisition method of accounting, FSAC's assets and liabilities will retain their carrying values and assets and liabilities will be recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of net assets acquired will be recorded as goodwill. The pro forma adjustments have been prepared as if the Business Combination and the other related transactions had taken place on June 30, 2018 in the case of the unaudited pro forma condensed combined balance sheet and on January 1, 2017 in the case of the unaudited pro forma condensed combined statements of operations.

        The acquisition method of accounting is based on Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 805, Business Combinations ("ASC 805"), and uses the fair value concepts defined in FASB ASC 820, Fair Value Measurements ("ASC 820"). ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date by FSAC, who was determined to be the accounting acquirer.

        ASC 820 defines the term "fair value," sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

        Under ASC 805, acquisition-related transaction costs are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred, or if related to the issuance of debt, capitalized as debt issuance costs. Acquisition-related transaction costs expected to be incurred as part of the business combination, include estimated fees related to the issuance of long-term debt, as well as advisory, legal and accounting fees.

        The unaudited pro forma condensed combined financial statements should be read in conjunction with (i) FSAC's historical financial statements and related notes for the period from March 21, 2017 (date of inception) to December 31, 2017 and for the six months ended June 30, 2018, as well as "FSAC's Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this proxy statement/prospectus, (ii) UHS Opco's historical consolidated financial statements and related notes for the year ended December 31, 2017 and for the six months ended June 30, 2018, as well as "UHS's Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this proxy statement/prospectus.

        The pro forma adjustments represent management's estimates based on information available as of the date of this proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. The unaudited pro forma condensed combined financial statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the Business Combination that are not expected to have a continuing impact. In addition, the unaudited pro forma condensed combined financial statements do not reflect additional costs and expenses that Agiliti may incur as a public company. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, closing the Business Combination and the other related transactions are not included in the unaudited pro forma condensed combined statements of operations. However, the impact of such transaction expenses is reflected in the unaudited pro forma condensed combined balance sheet as a decrease to retained earnings and a decrease to cash, unless otherwise noted.

2. Preliminary Allocation of Purchase Price

        The total purchase consideration for the Business Combination has been allocated to the assets acquired, liabilities assumed, and noncontrolling interest for purposes of the unaudited pro forma condensed combined financial information based on their estimated relative fair values. The allocation of the purchase consideration herein is preliminary. The final allocation of the purchase consideration for the Business Combination will be determined after the completion of a thorough analysis to determine the fair value of all assets acquired, liabilities assumed and noncontrolling interest but in no event later than one year following the completion of the Business Combination.

        Accordingly, the final acquisition accounting adjustments could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements. Any increase or decrease in the fair value of the assets acquired, liabilities assumed and noncontrolling interest, as compared to the information shown herein, could also change the portion of the purchase consideration allocable to goodwill and could impact the operating results of Agiliti following the Business Combination due to differences in the allocation of the purchase consideration, depreciation and amortization related to some of these assets and liabilities. The purchase consideration was preliminarily allocated as follows:

(In thousands)	Scenario 1	Scenario 2
Cash paid to Selling Equityholders	$630,000	$533,000
Equity consideration paid to Selling Equityholders	241,570	340,025
Tax Receivable Agreement payable due to Selling Equityholders	43,151	43,151

Total purchase price	$914,721	$916,176

Cash	$178	$178
Accounts receivable	94,404	94,404
Inventories	9,995	9,995
Prepaids and other assets	7,034	7,034
Medical equipment	240,846	240,846
Property and office equipment	42,211	42,211
Intangibles	409,000	409,000
Other	10,576	10,576
Goodwill	978,076	979,531
Current liabilities	(94,803)	(94,803)
Deferred tax liabilities	(88,492)	(88,492)
Long-term debt	(687,664)	(687,664)
Other long-term liabilities	(6,448)	(6,448)
Non-controlling interest	(193)	(193)

Net assets acquired	$914,721	$916,176

        For Scenario 1, the estimated value of the equity consideration paid to Selling Equityholders includes common stock of Agiliti with an estimated fair value of approximately $213.3 million and roll-over options with an instrinsic value of $28.3 million. Such roll-over options will be fully vested upon issuance and exerciseable for approximately 3,687,000 shares of common stock of Agiliti with a weighted average exercise price of $2.44 per share. The estimated value of the aggregate equity consideration issued to Selling Equityholders of $241.6 million assumes a per share market value of common stock of Agiliti of $10.15 per share, which was the trading price of the FSAC common stock as of August 17, 2018. For Scenario 2, the estimated value of the equity consideration paid to the Selling Equityholders includes common stock of Agiliti with an estimated fair value of $298.4 million and roll-over options with an instrinsic value of $41.6 million. Such roll-over options will be fully vested upon issuance and exerciseable for approximately 5,421,000 shares of common stock of Agiliti with a weighted average exercise price of $2.44 per share. The estimated value of the aggregate equity consideration issued to Selling Equityholders of $340.0 million assumes a per share market value of common stock of Agiliti of $10.15 per share, which was the trading price of the FSAC common stock as of August 17, 2018.

        The estimated value of $43.2 million relates to the Tax Receivable Agreement that Agiliti will enter into with UHS Holdco and the Majority Stockholders at the closing of the Business Combination. The Tax Receivable Agreement will generally provide for the payment by UHS Holdco to the Selling Equityholders of 85% of certain tax benefits that Agiliti and its subsidiaries (including UHS Holdco) actually realizes or are deemed to realize from the use of certain tax attributes in periods after the closing of the Business Combination. Agiliti and its subsidiaries (including UHS Holdco) will retain the tax benefit, if any, of the remaining 15% of these tax attributes.

        Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consist of intangibles derived from customer relationships and certain non-compete agreements. Customer relationships were valued through application of the income approach. Under this approach, revenue, operating expenses and other costs associated with existing customers were estimated in order to derive cash flows attributable to the existing customer relationships. The resulting cash flows were then discounted to present value at a rate of 9.9% to arrive at the fair value of existing customer relationships as of the valuation date. The amortization related to the customer relationships is reflected as an unaudited pro forma adjustment to the unaudited pro forma condensed combined statement of operations using the sum of the years digits method of amortization which approximates the pattern of benefit expected from the intangible assets. Company management has determined the estimated remaining useful life of the customer relationships based on the projected economic benefits associated with these relationships. The 15-year preliminarily estimated useful life represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. The non-compete agreements are preliminarily estimated to have indefinite useful lives based on the underlying non-compete agreements of approximately five years. These assumptions have been developed based on discussions with UHS's management and review of historical customer data.

        The preliminarily estimated fair value of the debt assumed approximates its historical carrying value, which is consistent with the debt trading values as of June 30, 2018 (as applicable).

        The amount that will ultimately be allocated to these identified intangible assets, and the related amount of amortization, may differ materially from this preliminary allocation.

        The preliminary allocation of the purchase consideration to property and equipment was based on the fair value of such assets determined using the indirect cost method. Depreciation expense for property and equipment was preliminarily estimated based on a straight line methodology over four years, which approximates the remaining weighted useful life of such underlying assets.

        Goodwill represents the excess of the total purchase consideration over the fair value of the underlying net assets, largely arising from the workforce and extensive efficient distribution network that has been established by UHS.

        The table set forth below presents a reconciliation of the purchase consideration as determined under GAAP to the aggregate merger consideration under the Merger Agreement:

	At June 30, 2018
(in thousands)	Scenario 1	Scenario 2
Total purchase price (as determined under GAAP)	$914,721	$916,176
Less: Estimated payments to the Selling Equityholders under the Tax Receivable Agreement	(43,151)	(43,151)
Less: Adjustment to fair value of the equity consideration paid to Selling Equityholders(a)	(3,570)	(5,025)
Plus: Amount of UHS's long term debt repayment(b)	695,000	695,000
Plus: Capital leases assumed	17,000	17,000

Merger consideration	$1,580,000	$1,580,000

(a)
Represents the difference between (i) the assumed market value of the common stock of Agiliti (based on the closing price of FSAC Class A common stock on August 17, 2018 of $10.15) and (ii) the $10.00 per share reference price specified in the Merger Agreement that is used to calculate the number of shares of common stock of Agiliti and the intrinsic value of the rollover options issued in respect of the total equity consideration payable to Selling Equityholders.

(b)
Represents the retirement of historical long-term debt held by UHS under its 7.625% senior secured notes and its senior secured credit facility along with the associated accrued interest.

3. Pro Forma Adjustments and Assumptions

        The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and other transactions described above and has been prepared for informational purposes only. The unaudited pro forma condensed combined statements of operations are not necessarily indicative of what the actual results of operations would have been had the Business Combination taken place on the date indicated, nor is it indicative of the future consolidated results of operations of the combined company. The unaudited pro forma condensed combined financial information is based upon the historical consolidated financial statements of FSAC and UHS Opco and subsidiaries and should be read in conjunction with their historical financial statements included elsewhere in this proxy statement/prospectus.

        The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Business Combination, the Private Placement and the Debt Financing, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of Agiliti.

        There were no intercompany balances or transactions between UHS and FSAC as of the dates and for the periods of these unaudited pro forma combined financial statements.

        The pro forma combined consolidated provision for income taxes does not necessarily reflect the amounts that would have resulted had the companies filed consolidated income tax returns during the periods presented.

        The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Agiliti's shares outstanding, assuming the Business Combination and Private Placement occurred on January 1, 2017.

Unaudited Pro Forma Condensed Combined Statement of Operations
For Six Months Ended June 30, 2018
(in thousands, except per share data)

	FSAC	UHS	Pro Forma Adjustments		Pro Forma
Revenues	$—	$283,062	$—		$283,062
Cost of revenue		181,396	10,250	(a)	191,646

Gross margin	—	101,666	(10,250)		91,416
Selling, general and administrative	4,337	67,782	19,292	(b)	91,411
Gain on legal settlement	—	(23,474)	—		(23,474)

Operating income	(4,337)	57,358	(29,542)		23,479
Other income (expense)
Interest expense	—	(26,988)	5,020	(c)	(21,968)
Interest income	3,470	—	(3,470)	(d)	—
Other income (expense)	89	—	—		89

Income (loss) before income taxes and noncontrolling	(778)	30,370	(27,992)		1,600
Benefit (provision) for income taxes	133	(631)	7,241	(e)	6,743
Net income attributable to noncontrolling interest	—	(166)	—		(166)

Net income (loss)	$(645)	$29,573	$(20,750)		$8,177

Scenario 1: No Redemption Scenario Earnings per common shares(f)
Basic	$(0.21)				$0.08
Diluted	$(0.21)				$0.08
Weighted average common shares outstanding
Basic	13,163				103,514
Diluted	13,163				107,201
Scenario 2: Maximum Redemption Scenario Earnings per common share(f)
Basic	$(0.21)				$0.08
Diluted	$(0.21)				$0.08
Weighted average common shares outstanding
Basic	13,163				102,202
Diluted	13,163				107,623

See accompanying notes to unaudited pro forma condensed combined financial information.

 Unaudited Pro Forma Condensed Combined Statement of Operations
For Year Ended December 31, 2017
(in thousands, except per share data)

	FSAC	UHS	Pro Forma Adjustments		Pro Forma
Revenues	$—	$514,783	$—		$514,783
Cost of revenue	—	343,028	20,500	(a)	363,528

Gross margin	—	171,755	(20,500)		151,255
Selling, general and administrative	485	125,910	42,225	(b)	168,620

Operating income	(485)	45,845	(62,725)		(17,365)
Other income (expense)
Interest expense		(53,762)	9,746	(c)	(44,026)
Interest income	2,275	—	(2,275)	(d)	—
Other income (expense)	(22)	—	—		(22)

Income (loss) before income taxes and noncontrolling interest	1,768	(7,917)	(55,254)		(61,403)
Benefit (provision) for income taxes	(627)	17,159	21,702	(e)	38,234
Net income attributable to noncontrolling interest	—	(414)	—		(414)

Net income (loss)	$1,141	$8,828	$(33,552)		$(23,583)

Scenario 1: No Redemption Scenario
Earnings per common share(f)
Basic	$(0.01)				$(0.23)
Diluted	$(0.01)				$(0.23)
Weighted average common shares outstanding
Basic	11,861				103,514
Diluted	11,861				107,201
Scenario 2: Maximum Redemption Scenario
Earnings per common share(f)
Basic	$(0.01)				$(0.23)
Diluted	$(0.01)				$(0.23)
Weighted average common shares outstanding
Basic	11,861				102,202
Diluted	11,861				107,623

See accompanying notes to unaudited pro forma condensed combined financial information.

Pro Forma Adjustments to the Statement of Operations:

(a)
Represents the adjustments to depreciation of $9.8 million and $19.5 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively and other expenses primarily related to resetting UHS's rent of $0.5 million and $1.0 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively within Cost of revenue, primarily reflecting the impact of the changes in fair values of Medical equipment and Property and office equipment, based on the preliminary purchase price allocation.

(b)
Represents the adjustments to amortization of $19.3 million and $42.2 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively within Selling, general and administrative reflecting the impact of the changes in fair value of intangible assets, primarily customer relationships, based on the preliminary purchase price allocation. Amortization of the acquired intangible assets will be recognized using the sum of the years digits method of amortization over the estimated useful life, which represents the projected economic benefits associated with the acquired intangible assets. Assuming the Business Combination had occurred on January 1, 2017, future annual amortization expense as of December 31, 2017 related to the acquired intangible asset is estimated as follows: $48.4 million in 2018, $45.0 million in 2019, $41.7 million in 2020, $38.4 million in 2021, $33.4 million in 2022 and $150.4 million thereafter.

(c)
Represents the net change to interest expense related to the repayment of historical debt of UHS and issuance of new debt in connection with the Business Combination. Pro forma interest expense assumes a weighted average rate of approximately 6.0% on the new senior term loan and senior secured credit facility and that no borrowings on the $150.0 million senior secured credit facility are made at the closing of the Business Combination. Each 1/8% change in the assumed rate would create a $0.8 million change in annual interest expense.

(d)
Represents the adjustment to eliminate the historical interest income of FSAC associated with the funds that were held in the Trust Account, which will be used to fund portions of the cash consideration and debt refinancing in connection with the Business Combination.

(e)
Represents the adjustment to record the tax expense based on total pro forma combined income (loss) before income taxes as if FSAC had been subject to U.S federal, state and local income tax as a corporation using an estimated effective income tax rate of 26% and 39% in 2018 and 2017 respectively, inclusive of all applicable U.S. federal, state and local income taxes. Pro forma tax rates do not reflect any impact with respect to changes in the historical UHS valuation allowance (which was assumed to be released as part of the Business Combination such that no valuation allowance was reflected on the June 30, 2018 balance sheet and no tax benefit was reflected on the June 30, 2018 income statement). However, the historical UHS income tax expense of $0.6 million for June 30, 2018, and income tax benefit of $17.2 million for December 31, 2017, were calculated as if the historical UHS valuation allowance still exists, given that the valuation allowance release is assumed to occur on June 30, 2018. Additionally, the December 31, 2017, UHS tax benefit of $17.2 million includes a tax benefit for the revaluation of UHS's historic net deferred tax liability as a result of the Tax Cuts and Jobs Act (the "Tax Act") passed on December 22, 2017. Aside from the reduction in the federal tax rate, no further adjustments as a result of the Tax Act were included in either the 2018 and 2017 tax adjustments.

(f)
Pro forma basic earnings per share was computed by dividing pro forma net income attributable to Agiliti common shareholders by the weighted average shares of Class A Common Stock, as if such shares were issued and outstanding as of January 1, 2017. Basic shares outstanding were calculated based on the following common shares outstanding:

	At June 30, 2018
	Scenario 1	Scenario 2
FSAC Class A common stock	46,000,000	36,300,000
FSAC Class F common stock	11,500,000	11,500,000
Private Placement to THL Stockholder	20,000,000	20,000,000
Private Placement (other)	5,000,000	5,000,000
Equity consideration—shares	21,014,000	29,402,000

Total common shares outstanding	103,514,000	102,202,000
Equity consideration—options	3,687,000	5,421,000

Diluted shares outstanding	107,201,000	107,623,000

        Pro forma dilutive earnings per share was computed using the "if-converted" method to determine the potential dilutive effect of its outstanding options.

        Earnings per Common Share for FSAC exclude interest income attributable to common stock subject to redemption of $2.1 million and $1.3 million for the six months ended June 30, 2018 and for the period from March 21, 2017 (inception) through December 31, 2017, respectively.

        The currently outstanding FSAC warrants with an exercise price of $11.50 per share will become warrants to purchase shares of common stock of Agiliti. The warrants are not dilutive on a pro forma basis; however, the potential dilutive impact will ultimately be recognized based on the actual market price on the date of measurement.

Unaudited Pro Forma Balance Sheets
As of June 30, 2018
(in thousands, except per share data)

			Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemptions
	FSAC	UHS	Pro Forma Adjustments		Pro Forma	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash	$4,390	$178	$4,138	(a)	$8,706	$—		$8,706
Accounts receivable less allowance for doubtful accounts of $1,1225 at June 30, 2018	—	94,404	—		94,404	—		94,404
Inventories	—	9,995	—		9,995	—		9,995
Other current assets	173	7,034	—		7,207	—		7,208

Total current assets	4,563	111,611	4,138		120,312	—		120,312

Investments held in Trust Account	464,138	—	(464,138)		—	—		—
Medical equipment	—	657,316	(416,470)	(b)	240,846	—		240,846
Property and office equipment	—	108,559	(66,348)	(b)	42,211	—		42,211
Accumulated depreciation	—	(560,818)	560,818	(b)	—	—		—
Other intangibles, net	—	147,945	261,055	(c)	409,000	—		409,000
Deferred tax asset	754	—	(754)	(g)	—	—		—
Other	—	10,576	—		10,576	—		10,576
Goodwill	—	346,168	631,908	(d)	978,076	1,455	(n)	979,531

Total assets	$469,455	$821,357	$510,209		$1,801,021	$1,455		$1,802,476

Liabilities and equity
Current liabilities:
Current portion of long-term debt	$—	$5,214	$—		$5,214	$—		$5,214
Book overdrafts	—	—	—		—	—		—
Accounts payable	3,465	27,428	—		30,893	—		30,893
Accrued compensation	—	25,131	—		25,131	—		25,131
Accrued interest	—	18,809	(18,809)	(e)	—	—		—
Other accrued expenses	552	18,221	—		18,773	—		18,773

Total current liabilities	4,017	94,803	(18,809)		80,011	—		80,011

Long-term debt, less current portion	—	687,664	(37,691)	(e)	649,973	—		649,973
Pension and other long-term liabilities	—	10,948	38,651	(f)	49,599	—		49,599
Deferred income taxes, net	—	35,506	52,232	(g)	87,738	—		87,738
Deferred underwriting fees	16,100	—	(16,100)	(h)	—	—		—

Total liabilities	20,117	828,921	18,282		867,320	—		867,320

Common stock subject to possible redemption stockholders' equity	444,338	—	(444,338)	(i)	—	—		—
Class A common stock, $.0001 par value	—	—	10	(j)	10	—	(n)	10
Class F common stock, $.0001 par value	1	—	(1)	(j)	—	—		—
Accumulated other comprehensive loss	—	(6,214)	6,214	(k)	—	—		—
Non controlling interest	—	193	—		193	—		193
Additional paid in capital	4,503	250,661	685,238	(m)	940,402	1,455	(n)	941,857
Retained earnings	496	—	(7,400)	(l)	(6,904)	—		(6,904)
Accumulated deficit	—	(252,204)	252,204	(k)	—	—		—

Total stockholders' equity (deficit)	5,000	(7,564)	936,265		933,701	1,455		935,156

Total liabilities and stockholders' equity	$469,455	$821,357	$510,209		$1,801,021	1,455		$1,802,476

See accompanying notes to unaudited pro forma condensed combined financial information.

Pro Forma Adjustments to the Balance Sheet:

(a)
Represents the net adjustment to cash associated with FSAC's payment of cash consideration in the Business Combination:

    Pro forma net adjustment to cash associated with purchase adjustments (in thousands):

	At June 30, 2018
	Scenario 1	Scenario 2
FSAC cash previously held in Trust Account(1)	$464,138	$464,138
Proceeds from Private Placement(2)	250,000	250,000
Proceeds from new debt(3)	660,000	660,000
Shareholder Redemptions(4)	—	(97,000)
Repayment of UHS's long-term debt(5)	(695,000)	(695,000)
Cash Consideration(6)	(630,000)	(533,000)
Payment of transaction costs(7)	(45,000)	(45,000)

Net adjustments to cash	$4,138	$4,138

(1)
Represents the adjustment related to the reclassification of the cash equivalents held in the Trust Account in form of investments to cash and cash equivalents to reflect the fact that these investments are available for use in connection with the Business Combination and the payment of a portion of the cash consideration.

(2)
Represents the issuance of 25,000,000 shares of Class A common stock at a price of $10.00 per share in the Private Placement which will result in aggregate proceeds of $250.0 million.

(3)
Represents additional funds raised of $660.0 million under the senior secured term loan; UHS Opco has assumed that no borrowings on the $150.0 million senior secured credit facility are made at the closing of the Business Combination.

(4)
Represents cash paid for redemptions of FSAC common shares based on the Maximum Redemption scenario described above.

(5)
Represents the retirement of historical long-term debt held by UHS under its 7.625% senior secured notes and its senior secured credit facility along with the associated accrued interest.

(6)
Represents the cash consideration portion of the total consideration that is expected to be paid to effectuate the Business Combination prior to any Selling Equityholders' costs and amounts to be paid under the escrow agreement.

(7)
Reflects the impact of estimated transaction costs of $45.0 million, including deferred underwriting compensation attributable to FSAC's IPO, fees and expenses attributable to the Private Placement, debt financing fees related to the new senior secured term loan and senior secured revolving credit facility, and banking, legal and accounting fees.
(b)
Represents the adjustments to Medical equipment and Property and office equipment to (i) reflect the adjustment to the respective fixed asset category to reflect their estimated fair values based on the preliminary purchase price allocation, and (ii) to eliminate the historical accumulated depreciation (see Note 2).

(c)
Represents the adjustment to intangible assets to reflect their estimated fair values on the preliminary purchase price allocation (see Note 2).

(d)
Represents the adjustment to goodwill based on the preliminary purchase price allocation (see Note 2).

(e)
Represents the adjustment related to the repayment of UHS's long-term debt including (i) $676.2 million of principal balance, (ii) $18.8 million of accrued interest, (iii) the elimination of $4.7 million related to deferred financing costs, and (iv) the elimination of unamoritized bond premium of $4.7 million, partially offset by (v) the issuance of $660.0 million of new long-term debt in the form of a senior secured term loan, and (vi) related deferred financing costs of $21.5 million. These unaudited pro forma condensed combined financial statements assume that no borrowings on the $150.0 million senior secured credit facility are made at the closing of the Business Combination. Although borrowings under the term loan will be made within 30 days of the closing of the Business Combination and UHS's long-term debt will be repaid at such time, these unaudited pro forma condensed combined financial statements give effect to the incurrence of the new borrowings and the repayment of the long-term debt at the closing of the Business Combination, assuming such closing had taken place on June 30, 2018. These unaudited pro forma condensed combined financial statements are presented as such to better reflect indebtedness following the Business Combination.

(f)
Reflects an increase to Pension and Other Long-Term Liabilities of $43.2 million for the fair value of the Tax Receivable Agreement, which represents contingent consideration in the Business Combination, less $4.5 million related to the fair value adjustment to deferred rent. The amount of expected future payments under the Tax Receivable Agreement are dependent upon a number of factors, including Agiliti's cash tax savings rate in the years in which it utilizes tax attributes subject to the Tax Receivable Agreement. Forecasts provided by UHS management and current enacted tax rates were used in calculating the Tax Receivable Agreement liability. To the extent that changes in future tax law, earnings forecasts, or subsequent exchanges occur, adjustments to the Tax Receivable Agreement liability, which will be measured at fair value with changes in fair value being recorded in earnings, will be made.

(g)
Represents adjustments to move the presentation of FSAC's historical deferred tax asset against UHS's historical deferred tax liability and to reflect applicable deferred tax assets and liabilities associated with the purchase accounting adjustments. The deferred taxes are primarily related to the difference between the financial statement and tax basis in the investment in UHS Opco. This basis difference primarily results from the Business Combination where Agiliti receives a step-up value adjustment on certain assets for financial accounting purposes.

(h)
Represents the payment of deferred underwriting costs of $16.1 million.

(i)
Represents an adjustment to reflect that at the time of issuance, certain of FSAC's Class A common stock was subject to a possible redemption and, as such, an amount of $444.3 million was classified as redeemable equity in FSAC's historical consolidated balance sheet as of June 30, 2018. No shares of common stock of Agiliti will be subject to redemption and all outstanding common stock has been reclassified from redeemable equity to additional paid in capital and Class A common stock, $0.0001 par value.

(j)
Represents an adjustment for increase in Class A common stock outstanding to 103,514,000 and 102,202,000 shares for Scenario 1 and Scenario 2, respectively, with a $0.0001 par value and the associated elimination of Class F common stock.

(k)
Represents the elimination of UHS's accumulated deficit of $252.2 million and accumulated other comprehensive loss of $6.2 million.

(l)
Represents $7.4 million for estimated transaction costs FSAC expects to incur related to the merger.

(m)
Represents the pro forma adjustments to additional paid-in capital (APIC) in Scenario 1. There are 44,093,614 shares of FSAC Class A common stock subject to possible redemption by FSAC's public stockholders at an assumed value of $10.09 per share. Under the assumption of no redemption, the entire $444,338 is transferred to permanent equity ($4 to par, $444,334 to APIC).

Reverse UHS historical APIC	$(250,661)
Conversion of redeemable shares held by FSAC's public stockholders to APIC, net of par amount	444,334
Increase to APIC attributable to the stock issued to the Selling Equityholders	241,568

Increase to APIC attributable to the Private Placement	249,997

Pro forma adjustment to APIC assuming no redemptions	$685,238

(n)
Represents the difference between the "Total purchase price" under GAAP between Scenario 1 and Scenario 2, as described in Note 2.

COMPARATIVE SHARE INFORMATION

        The following table sets forth:

  •
  historical per share information of FSAC for the year ended December 31, 2017 and the six months ended June 30, 2018;

  •
  historical per share information of UHS Holdco for the year ended December 31, 2017 and the six months ended June 30, 2018; and

  •
  unaudited pro forma per share information of the combined company for the year ended December 31, 2017 and the six months ended June 30, 2018 after giving effect to the Business Combination, assuming two redemption scenarios as follows:

  •
  Assuming No Redemptions:    this scenario assumes that no shares of common stock of FSAC are redeemed; and

  •
  Assuming Maximum Redemption:    this scenario assumes that no more than 9,700,000 shares of FSAC common stock are redeemed at a redemption price of approximately $10.00 per share, resulting in an aggregate payment of approximately $97,000,000.

        For a description of the two redemption scenarios, see "Unaudited Pro Forma Condensed Combined Financial Information." The pro forma net income, weighted average common shares and net loss per share reflect the Business Combination as if it had occurred on January 1, 2017, the book value per share and stockholders' equity reflect the Business Combination as if it had occurred on June 30, 2018.

        This information is based on, and should be read together with, the selected historical consolidated financial information, the unaudited pro forma condensed combined financial information and the historical consolidated financial information of FSAC and UHS Opco included in this proxy statement/prospectus. The unaudited pro forma condensed combined per share data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the Business Combination had been completed as of the dates indicated or will be realized upon the completion of the Business Combination.

(in thousands except per share amounts)	FSAC	UHS	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Max Redemptions)
Six Months Ended June 30, 2018
Net income (loss)	$(645)	$29,573	$8,177	$8,177
Total stockholders' equity (deficit) at June 30, 2018	$5,000	$(7,564)	$933,701	$935,156
Weighted average of common shares outstanding
Basic	13,163		103,514	102,202
Diluted	13,163		107,201	107,623
Basic and diluted net income (loss) per common share—basic and diluted	$(0.21)		$0.08	$0.08
Common stock outstanding at period end	57,500		103,514	102,202
Book value per share(a)	$0.09		$9.02	$9.15
Year Ended December 31, 2017
Net income (loss)	$1,141	$8,828	$(23,583)	$(23,583)
Total stockholders' equity (deficit) at December 31, 2017	5,000	$(44,378)	$925,524	$926,979
Weighted average of common shares outstanding
Basic	11,861		103,514	102,202
Diluted	11,861		107,201	107,623
Basic and diluted net loss per common share—basic and diluted	$(0.01)		$(0.23)	$(0.23)
Common stock outstanding at period end	57,500		103,514	102,202
Book value per share(a)	$0.09		$8.94	$9.07

(a)
Book value per share is calculated by dividing total stockholder's equity (deficit) by shares outstanding.

 SPECIAL MEETING OF FSAC STOCKHOLDERS

General

        FSAC is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by its board of directors for use at the special meeting of stockholders to be held on October 30, 2018, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to FSAC stockholders on October 10, 2018. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place of Special Meeting

        The special meeting will be held at 10:00 a.m., Eastern time, on October 30, 2018, at the Downtown Harvard Club of Boston, One Federal Street, 38th Floor, Boston, Massachusetts 02110, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals included in this proxy statement/prospectus.

Voting Power; Record Date

        You will be entitled to vote or direct votes to be cast at the special meeting if you owned shares of FSAC common stock at the close of business on October 4, 2018, which is the record date for the special meeting. You are entitled to one vote for each share of FSAC common stock that you owned as of the close of business on the record date. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 57,500,000 shares of common stock outstanding, of which 46,000,000 are public shares and 11,500,000 are Founder Shares.

Vote of Sponsor and FSAC's Directors and Officers

        FSAC has entered into agreements with each of its Sponsor and the directors and officers of FSAC pursuant to which each agreed to vote any shares of common stock owned by it in favor of the Business Combination Proposal and the other proposals in this proxy statement/prospectus.

        Sponsor and the directors and officers of FSAC have waived any redemption rights, including with respect to shares of common stock purchased in FSAC's IPO or in the aftermarket, in connection with Business Combination. The Founder Shares held by Sponsor have no redemption rights upon FSAC's liquidation and will be worthless if no business combination is effected by FSAC by July 24, 2019. However, Sponsor is entitled to redemption rights upon FSAC's liquidation with respect to any public shares it may own.

Quorum and Required Vote for Proposals for the Special Meeting

        A quorum of FSAC stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if a majority of the common stock outstanding and entitled to vote at the special meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

        Approval of the Business Combination Proposal and the Charter Proposal requires the affirmative vote of holders of a majority of FSAC's outstanding shares of common stock entitled to vote thereon at the special meeting. Accordingly, a FSAC's stockholder's failure to vote by proxy or to vote in person at the special meeting or an abstention from voting with regard to the Business Combination Proposal and/or the Charter Proposal will have the same effect as a vote "AGAINST" the Business Combination Proposal and/or the Charter Proposal, as applicable.

        Approval of the NASDAQ Proposal, the Incentive Plan Proposal and the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of FSAC's common stock represented in person or by proxy and entitled to vote thereon at the special meeting. Accordingly, a FSAC's stockholder's failure to vote by proxy or to vote in person at the special meeting will have no effect on the outcome of any vote on these proposals. Abstentions will have the same effect as a vote "AGAINST" these proposals.

        The Business Combination Proposal is conditioned on the approval of each of the other proposals in this proxy statement/prospectus. Each of the NASDAQ Proposal, the Charter Proposal and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and each other proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

        It is important for you to note that in the event the Business Combination Proposal does not receive the requisite vote for approval, then FSAC will not consummate the Business Combination. If FSAC does not consummate the Business Combination and fails to complete an initial business combination by July 24, 2019, FSAC will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Recommendation to FSAC Stockholders

        FSAC's board of directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, FSAC and its stockholders. Accordingly, FSAC's board of directors unanimously recommends that its stockholders vote "FOR" the Business Combination Proposal and the other proposals hereby.

        When you consider the recommendation of FSAC's board of directors in favor of approval of these proposals, you should keep in mind that FSAC's directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

  •
  If the Business Combination or another business combination is not consummated by July 24, 2019, FSAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsors and certain of FSAC's directors, which were acquired for an aggregate purchase price of $25,000, would be worthless because the holders are not entitled to participate in any conversion or distribution with respect to such shares. Such shares had an aggregate market value of $116,495,000 based upon the closing price of $10.13 per share on NASDAQ on October 5, 2018.

  •
  Sponsor purchased an aggregate of 14,950,000 private warrants from FSAC for an aggregate purchase price of $14,950,000 (or $1.00 per warrant). These purchases took place in a private placement simultaneously with the consummation of FSAC's IPO. All of the proceeds FSAC received from these purchases were placed in the Trust Account. The Private Placement Warrants had an aggregate market value of $22,126,000 based upon the closing price of $1.48 per warrant on NASDAQ on October 5, 2018. The Private Placement Warrants will become worthless if FSAC does not consummate a business combination by July 24, 2019.

  •
  THL Stockholder's participation in the Private Placement. THL Stockholder is an entity formed by Sponsor and funds affiliated with THL to make the $200.0 million investment and that will also hold the Founder Shares currently owned by Sponsor. Certain of FSAC's directors and officers have an indirect financial interest in the investment by THL Stockholder through their investment in the THL funds that will invest in THL Stockholder.

  •
  THL Stockholder will be able to designate four individuals as nominees to the board of directors following the Business Combination under its Director Nomination Agreement (and thereafter a number of directors based upon maintaining a threshold level of beneficial ownership). In the future each such individual will be entitled to receive any cash fees, stock options or stock awards that Agiliti's board of directors determines to pay to its non-executive directors.

  •
  Sponsor and FSAC's officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on FSAC's behalf, such as identifying and investigating possible business targets and business combinations. However, if Sponsor fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, FSAC may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by July 24, 2019. As of June 30, 2018, the Sponsor and its affiliates had not incurred any unpaid reimbursable expenses. However, they may incur such expenses in the future.

  •
  Sponsor and FSAC's directors and officers have agreed not to redeem any of the Founder Shares or any other shares they may hold in connection with a stockholder vote to approve the Business Combination.

  •
  The continued indemnification of FSAC's existing directors and officers and the continuation of FSAC's directors' and officers' liability insurance after the Business Combination.

Abstentions

        Abstentions are considered present for the purposes of establishing a quorum but will have the same effect as a vote "AGAINST" the Business Combination Proposal, the NASDAQ Proposal, the Charter Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have the effect of a vote "AGAINST" each of the Business Combination Proposal, the NASDAQ Proposal, the Charter Proposal and the Incentive Plan Proposal, but will have no effect on the Adjournment Proposal.

Voting Your Shares

        Each share of FSAC's common stock that you own in your name entitles you to one vote on each of the proposals for the special meeting. Your one or more proxy cards show the number of shares of FSAC common stock that you own. There are several ways to vote your shares of common stock:

  •
  You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in "street name" through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. If you vote by proxy card, your "proxy," whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of FSAC common stock will be voted as recommended by FSAC's board of directors. FSAC's board of directors recommends voting "FOR" the Business Combination Proposal, "FOR" the NASDAQ Proposal, "FOR" the Charter Proposal, "FOR" the Incentive Plan Proposal and "FOR" the Adjournment Proposal.

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  You can attend the special meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be given a ballot when you arrive. However, if your shares of common stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way FSAC can be sure that the broker, bank or nominee has not already voted your shares of common stock.

Revoking Your Proxy

        If you give a proxy, you may revoke it at any time before the special meeting or at such meeting by doing any one of the following:

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  you may send another proxy card with a later date;

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  you may notify FSAC's Secretary in writing to Federal Street Acquisition Corp., 100 Federal Street, 35th Floor, Boston, MA 02110, before the special meeting that you have revoked your proxy; or

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  you may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters May Be Presented at the Special Meeting

        The special meeting has been called only to consider the approval of the Business Combination Proposal, the NASDAQ Proposal, the Charter Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Under FSAC's bylaws, other than procedural matters incident to the conduct of the special meeting, no other matters may be considered at the special meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the special meeting.

Who Can Answer Your Questions About Voting

        If you have any questions about how to vote or direct a vote in respect of your shares of FSAC common stock, you may call Morrow Sodali LLC, FSAC's proxy solicitor, at 1-800-662-5200 (toll free) or 1-203-658-9400.

Redemption Rights

        Pursuant to FSAC's amended and restated certificate of incorporation, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with FSAC's amended and restated certificate of incorporation. As of June 30, 2018, based on funds in the Trust Account of approximately $464.1 million, FSAC's stockholders who elect to redeem their shares of common stock would have received approximately $10.09 per share, excluding the impact of taxes and interest income earned and not previously released to pay up to $750,000 of FSAC's working capital requirements. If a holder exercises its redemption rights, then such holder will be exchanging its shares of FSAC's common stock for cash and will no longer own shares of FSAC. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to FSAC's transfer agent by the Redemption Deadline.

        In order to exercise your redemption rights, you must:

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  if you hold public units, separate the underlying shares of Class A common stock and warrants prior to the Redemption Deadline (which is 5:00 p.m. Eastern time on October 26, 2018, the second business day prior to the special meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, FSAC's transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street—30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

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  affirmatively certify in your request for redemption to the transfer agent if you "ARE" or "ARE NOT" acting in concert or as a "group" (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of common stock; and

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  deliver your public shares either physically or electronically through DTC to FSAC's transfer agent by the Redemption Deadline. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is FSAC's understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, FSAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

        Any demand for redemption, once made, may be withdrawn at any time until the Redemption Deadline and thereafter, with FSAC's consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to FSAC's transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that FSAC's transfer agent return the shares (physically or electronically). You may make such request by contacting FSAC's transfer agent at the phone number or address listed above.

        Prior to exercising redemption rights, stockholders should verify the market price of FSAC's common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of FSAC's common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in FSAC's common stock when you wish to sell your shares.

        If you exercise your redemption rights, your shares of FSAC common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the post-combination company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

        If the Business Combination is not approved and FSAC does not consummate an initial business combination by July 24, 2019, FSAC will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders and FSAC's warrants will expire worthless.

Appraisal Rights

        Appraisal rights are not available to holders of shares of FSAC's common stock in connection with the Business Combination.

Proxy Solicitation Costs

        FSAC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. FSAC and its directors, officers and employees may also solicit proxies in person. FSAC will file with the SEC all scripts and other electronic communications as proxy soliciting materials. FSAC will bear the cost of the solicitation.

        FSAC has hired Morrow Sodali LLC to assist in the proxy solicitation process. FSAC will pay to Morrow Sodali LLC a fee of $30,000, plus disbursements.

        FSAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. FSAC will reimburse them for their reasonable expenses.

PROPOSAL NO. 1—APPROVAL OF THE BUSINESS COMBINATION

        Holders of FSAC common stock are being asked to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Business Combination. FSAC stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled "—The Merger Agreement" below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

        FSAC may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the shares of FSAC's common stock outstanding.

The Merger Agreement

        This section of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A hereto. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination.

        The Merger Agreement contains representations, warranties and covenants that the parties thereto made to each other as of the date of the Merger Agreement or other dates as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules to the Merger Agreement. The disclosure schedules are not filed publicly, are subject to a contractual standard of materiality that is different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties to the Merger Agreement rather than establishing matters as facts. FSAC does not believe that the disclosure schedules contain information that is material to an investment decision.

        If specific material facts exist that contradict the representations, warranties and covenants contained in the Merger Agreement, FSAC has disclosed those material facts in this proxy statement/prospectus. Accordingly, the representations, warranties and covenants of the Merger Agreement should not be read alone, but instead should be read together with all other information provided in this proxy statement/prospectus. If subsequent information concerning the subject matter of the representations, warranties and covenants contained in the Merger Agreement has not been reflected in this proxy statement/prospectus, FSAC will make publicly available any material information necessary to provide FSAC's stockholders a materially complete understanding of the provisions of the Merger Agreement.

Description of the Merger Agreement

        On August 13, 2018, FSAC entered into the Merger Agreement with Agiliti, FSAC Merger Sub, UHS Equity Merger Sub, UHS Cash Merger Sub, UHS Holdco and IPC. Upon the consummation of the transactions contemplated by the Merger Agreement, (i) FSAC will become a wholly-owned subsidiary of Agiliti; (ii) UHS Holdco will become a wholly-owned subsidiary of FSAC; (iii) Agiliti will become a publicly traded company; (iv) the holders of FSAC's Class A common stock and Class F common stock will receive shares of common stock of Agiliti; (v) warrants to acquire shares of FSAC common stock will become exercisable for shares of common stock of Agiliti (or an equivalent portion thereof) and the rights and obligations of FSAC under the applicable warrant agreements will be assigned to and assumed by Agiliti; and (vi) the Selling Equityholders (other than the Selling

Equityholders who have properly demanded appraisal rights in accordance with the DGCL in connection with the transactions described in the Merger Agreement) will receive the merger consideration described below and in the Merger Agreement. The merger consideration will be paid to the Selling Equityholders through a combination of cash and equity consideration.

Structure of the Business Combination

        The Merger Agreement provides for FSAC's indirect acquisition of the capital stock and other equity interests of UHS Holdco from the Selling Equityholders. The Merger Agreement is attached as Annex A hereto and you are encouraged to read it in its entirety.

        To facilitate its acquisition of UHS Holdco's capital stock and other equity interests, FSAC formed various wholly-owned direct and indirect subsidiaries, including Agiliti, FSAC Merger Sub, UHS Equity Merger Sub and UHS Cash Merger Sub, prior to entering into the Merger Agreement.

        At the closing of the Business Combination, the parties will undertake the following transactions: (i) certain members of UHS management will contribute to Agiliti all of their common stock of UHS Holdco and options to purchase such common stock in exchange for equity and cash consideration as further described below; (ii) FSAC Merger Sub will merge with and into FSAC, with FSAC continuing as the surviving entity; (iii) immediately thereafter, UHS Equity Merger Sub will merge with and into UHS Holdco, with UHS Holdco continuing as the surviving entity; (iv) immediately thereafter, UHS Cash Merger Sub will merge with and into UHS Holdco, with UHS Holdco continuing as the surviving entity; and (v) immediately thereafter, Agiliti will contribute its capital stock of UHS Holdco to FSAC. As a result of the foregoing transactions, FSAC will become a wholly-owned subsidiary of Agiliti, UHS Holdco will become a wholly-owned subsidiary of FSAC and Agiliti will become a publicly traded company.

Consideration to the Selling Equityholders in the Business Combination

        The consideration to be paid to the Selling Equityholders (other than the Selling Equityholders who have properly demanded appraisal rights in accordance with the DGCL in connection with the transactions contemplated by the Merger Agreement) will be comprised of equity and cash as follows:

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  The equity consideration will consist of newly issued shares of common stock of Agiliti and fully-vested options to purchase such common stock to be distributed to the Selling Equityholders equal in aggregate value to $335.0 million (with (i) the common stock of Agiliti valued at $10.00 per share for this purpose and (ii) UHS Holdco options rolled over into new options of Agiliti valued based on the value of the common stock of Agiliti that would be received if the options were exercised, at $10.00 per share, less the applicable exercise price of such options) (the "Maximum Equity Consideration"). The aggregate equity consideration will be decreased to the extent of cash available following cash payments required by the Merger Agreement as set forth below. The Maximum Equity Consideration may be increased (and cash consideration decreased), solely at UHS Holdco's election, by an additional number of shares that would result in the satisfaction of the Maximum Equity Condition as described below.

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  The cash consideration will consist of an amount of cash equal to the Merger Consideration (as defined below) minus the Total Equity Value (as defined below).

        Under the Merger Agreement:

        "Merger Consideration" is equal to (i) $1,580,000,000, plus (ii) estimated net working capital surplus, if any, plus (iii) the lesser of (x) estimated closing cash and (y) $5,000,000, plus (iv) the premium paid to maintain a tail policy of directors' and officers' liability insurance to the extent paid for by UHS Holdco prior to closing, plus (v) certain specified reimbursable transaction expenses, minus (vi) estimated closing indebtedness, minus (vii) the estimated amount of net working capital deficit, if any, minus (viii) estimated closing transaction expenses of the Selling Equityholders, UHS Holdco and its subsidiaries, minus (ix) $1,000,000 (which is the administrative expense amount), minus (x) $10,000,000 (which is the escrow amount);

        "Total Equity Value" is an amount equal to (i) $335.0 million minus (ii) the excess, if any, of Available Cash over Necessary Cash, or, if Available Cash is less than Necessary Cash, plus (iii) the value of the additional equity consideration (if any) elected by UHS Holdco as described above;

        "Available Cash" is (a) the amount of UHS cash and cash equivalents, plus (b) the amount of the funds contained in the Trust Account as of immediately prior to the closing and after giving effect to any redemptions and the payment of the deferred underwriting fees, plus (c) the amount of proceeds from the Debt Financing, plus (d) the amount of proceeds from the Private Placement; and

        "Necessary Cash" is (a) the Merger Consideration plus (b) estimated closing indebtedness to be repaid in connection with the closing of UHS Holdco plus (c) estimated closing transaction expenses of the Selling Equityholders, UHS Holdco and its subsidiaries plus (d) the transaction expenses of FSAC plus (e) the escrow amount plus (f) the administrative expense amount minus (g) $335.0 million.

        After the closing, the Merger Consideration will be adjusted to account for the difference between the estimated Merger Consideration (calculated based on estimated net working capital, estimated closing cash and estimated closing indebtedness and estimated transaction expenses of the Selling Equityholders, UHS Holdco and its subsidiaries) and the final Merger Consideration calculated based on actual amounts of such items at closing.

Option Rollover

        Under the Merger Agreement, holders of options to purchase shares of UHS Holdco common stock will roll, or contribute to Agiliti (as applicable), a designated portion of options to purchase shares of common stock of UHS Holdco in exchange for options to purchase shares of common stock of Agiliti (the "Rollover Options" which term includes the Named Executives' Rollover Options defined below). The amount of UHS Holdco options each such holder will roll, or contribute (as applicable), will be determined based on the Stock Percentage of the aggregate spread value of such holder's options; provided, however, certain members of the senior management (who are called "named executives") will have a right to receive rollover options as set forth below. The value of each named executive's rollover equity is (i) the total value of such named excutive's shares of common stock, options and, if applicable RSUs, multiplied by (ii) the greater of (1) 25% or (2) the Stock Percentage. Such rollover equity value will be satisfied first from such named executive's UHS Holdco common stock that, if sold today, would be taxable at the short-term capital gains rate. Then, to the extent necessary, it will be satisfied from such named executive's UHS Holdco options (contributing options with the lowest exercise price first) (such rolled over options, the "Named Executives' Rollover Options"). Lastly, to the extent necessary, from shares of UHS Holdco's common stock that, if sold today, would be taxable at the long term capital gains rate. However, in no event may the options granted under the UHS Holdco 2018 Stock Option Plan become Named Executive Rollover Equity.

        The rollover of options will be subject to the terms and conditions set forth in the Merger Agreement as well as Code Sections 409A and 424. Specifically, the rollover will be performed in a manner that does not reduce the aggregate spread value of the options to purchase shares of common stock of UHS Holdco held by the individuals rolling such options as of immediately prior to the Effective Time (as defined below in the section titled "—Closing and Effective Time of the Business Combination"), and will be rolled over and converted into options to purchase shares of common stock of Agiliti in accordance with the following: (1) the new exercise price of each such Rollover Option (the "New Exercise Price") will be the lesser of (x) the product of (i) $10.00 multiplied by (ii) the ratio of the existing exercise price of such Rollover Option to the per share amount to be received by holders of common stock of UHS Holdco in the Mergers and (y) the product of (i) $10.00 multiplied by (ii) 25%, and (2) the number of new Agiliti options to be granted from the Rollover Options will be equal to the quotient of (i) the aggregate spread value of such Rollover Options divided by (ii) the difference between $10.00 and the New Exercise Price. Holders of fractional options for common stock of Agiliti will be entitled to receive in respect of each such fractional option an amount in cash equal to the product of (x) the amount of such fractional option (expressed as a percentage) multiplied by (y) the difference between $10.00 and the New Exercise Price of such fractional option, and will not be entitled to exercise such fractional option to purchase shares of common stock of Agiliti. The Rollover Options will be based on an optionholder's options with the lowest exercise price.

Material Adverse Effect; Parent Material Adverse Effect

        Under the Merger Agreement, certain representations and warranties of UHS Holdco and its subsidiaries are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Merger Agreement, subject to certain exceptions specified in the Merger Agreement, a "Material Adverse Effect" means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, is or would reasonably be expected to be materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of UHS Holdco and the subsidiaries of UHS Holdco, taken as a whole or (ii) the ability of UHS Holdco to consummate the Mergers or the other transactions contemplated in the Merger Agreement.

        Under the Merger Agreement, certain representations and warranties of the Parent Parties are qualified in whole or in part by a "Parent Material Adverse Effect" standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Merger Agreement, and subject to certain exceptions specified therein, a "Parent Material Adverse Effect" means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, is or would reasonably be expected to (i) have a material adverse effect on (i) the business, assets, liabilities, financial condition or results of operations of the Parent Parties, UHS Holdco, UHS Opco and its subsidiaries, taken as a whole and measured on a combined basis following the closing or (ii) the ability of the Parent Parties to consummate the Mergers or the other transactions contemplated by the Merger Agreement.

Closing and Effective Time of the Business Combination

        The closing of the Business Combination is expected to take place at 10:00 a.m., Central time, at the offices of Kirkland & Ellis LLP or at such other place as mutually agreed in writing. Subject to the terms and conditions of the Merger Agreement, the closing of the Business Combination will occur (i) on the last business day of the calendar month in which the satisfaction or waiver of the last of the conditions described below under the section entitled "—Conditions to Closing of the Business Combination" have occurred at least three (3) business days prior to such last business day; provided, that if the Marketing Period (as defined below) has not ended at the time of the satisfaction and waiver of the conditions specified under the section referred to above, the closing will occur no earlier than the date that is the earlier of (x) the last business day of the calendar month that is at least three (3) business days following the final day of the Marketing Period and (y) a date during the Marketing Period to be specified by FSAC; or (ii) on such other date as mutually agreed to in writing; provided further that if the closing is scheduled to occur on or after the seventh (7th) day prior to the date on which financial statements of UHS for the immediately preceding quarter would be required to be included in the closing Form 8-K, in no event shall the closing occur prior to the fifth (5th) business day following delivery by UHS Holdco of financial statements for the most recently completed quarter and year-to-date period and the accompanying Management's Discussion & Analysis of Financial

Condition and Results of Operations, in each case in the form required by Form 10 under the Securities Act. The closing of the Business Combination will be deemed effective at such time (the "Effective Time") as the parties duly file the certificate of merger of UHS Cash Merger Sub with and into UHS Holdco (which is the last merger contemplated by the Merger Agreement) with the Secretary of State of the State of Delaware.

        The "Marketing Period" is the first period of fifteen (15) consecutive business days following the date this proxy statement/prospectus is delivered to stockholders and throughout which, FSAC has certain specified financial information and other pertinent and customary information of the type and form customarily included in a bank information memorandum and such information complies with certain requirements under the Merger Agreement; provided, that November 22 and 23, 2018 will not be considered business days for purposes of calculating the fifteen (15) consecutive business day period, and if the fifteen (15) consecutive business day period has not ended on or prior to August 17, 2018, then it will not commence prior to September 4, 2018.

Conditions to Closing of the Business Combination

  Conditions to Each Party's Obligations

        The respective obligations of the parties to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction, or written waiver by the parties, at or prior to the closing of the following conditions:

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  there must not be in effect any order prohibiting the consummation of the Mergers and no law adopted that makes consummation of the Mergers illegal or otherwise prohibited;

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  the waiting periods applicable to the transactions contemplated by the Merger Agreement under the HSR Act must have expired or been terminated;

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  the approval of the proposals under this proxy statement/prospectus must have been obtained in accordance with the DGCL, each Parent Party's organizational documents and the rules and regulations of NASDAQ;

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  the registration statement of which this proxy statement/prospectus is a part must have become effective and no stop order suspending the effectiveness of the registration statement be in effect and no proceedings for that purpose pending before or threatened by the SEC; all necessary permits and authorizations under state securities or "blue sky" laws, the Securities Act and the Exchange Act relating to the issuance and trading of common stock of Agiliti to be issued in the Mergers shall have been obtained and shall be in effect and such shares of common stock of Agiliti shall have been approved for listing on NASDAQ;

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  the offer to redeem shares of FSAC's Class A common stock will have been provided to holders of such common stock and, to the extent any such holder elects to redeem, such redemption will have been completed in accordance with the terms of this proxy statement and the Merger Agreement;

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  FSAC must have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-(1)(g)(1) of the Exchange Act) remaining; and

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  the amount of Available Cash as of immediately prior to closing will be equal to or greater than an amount equal to (i) the Necessary Cash minus (ii) the additional equity consideration (if any) elected by UHS Holdco pursuant to the Merger Agreement (as described in the section entitled "—Consideration to the Equity Holders in the Business Combination" above).

  Conditions to the Obligations of UHS Holdco

        In addition to the conditions provided above, the obligations of UHS Holdco to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction, or written waiver by UHS Holdco, at or prior to the closing, of the following conditions (in addition to the conditions specified in "—Conditions to Each Party's Obligations"):

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  the representations and warranties of the Parent Parties regarding organization, authorization, capitalization, certain fees, board approval and stockholder vote and affiliate transactions must be true and correct in all material respects as of the closing date as if made at and as of such time (or, if given as of an earlier date, as of such earlier date);

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  the other representations and warranties of the Parent Parties, ignoring qualifications contained therein relating to materiality, must be true and correct as of the closing date as if made at and as of such time (or, if given as of an earlier date, as of such earlier date), except that this condition will be satisfied unless any and all inaccuracies in such representations and warranties of the Parent Parties, in the aggregate, would or would reasonably be expected to have a Parent Material Adverse Effect;

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  each of the Parent Parties must have performed in all material respects its obligations under the Merger Agreement required to be performed by it at or prior to the closing and shall not have breached in any material respect any of its covenants or agreements;

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  UHS Holdco must have received a certificate executed and delivered by an authorized officer of the Parent Parties confirming that the conditions set forth in the immediately preceding bullet points have been satisfied; and

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  the Total Equity Value must not exceed $335,000,000 (the "Maximum Equity Consideration"); provided that UHS Holdco may, prior to 11:59 p.m. Central Time on the third (3rd) day after the special meeting (the "Deadline Time"), deliver written notice to FSAC of its irrevocable election to (i) cause this condition to be deemed satisfied and (ii) increase the Maximum Equity Consideration by an amount to be paid in the form of shares of common stock of Agiliti and, as applicable, options for shares of common stock of Agiliti not to exceed in the aggregate the lesser of (x) the Merger Consideration minus $335,000,000, and (y) the minimum amount necessary, when taken together with the expected Available Cash, to cause the Minimum Cash condition to be satisfied (before giving effect to the additional equity consideration so elected); provided that, in no event may UHS Holdco elect for Additional Equity Consideration to the extent the estimated closing indebtedness to be repaid in connection with the closing, together with the transaction expenses, escrow amount and administrative amount would exceed (A) Available Cash minus (B) the total cash consideration (this condition, the "Maximum Equity Condition").

  Conditions to the Obligations of the Parent Parties

        The obligations of the Parent Parties to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction, or written waiver by the Parent Parties, at or prior to the closing of the following conditions (in addition to the conditions specified in "—Conditions to Each Party's Obligations"):

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  the representations and warranties of UHS Holdco regarding organization, authorization, capitalization, subsidiaries, certain fees and affiliate transactions must be true and correct in all material respects as of the closing date as if made at and as of such time (or, if given as of an earlier date, as of such earlier date);

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  the other representations and warranties of UHS Holdco, ignoring any qualifications contained therein relating to Material Adverse Effect or materiality, must be true and correct as of the closing date as if made at and as of such time (or, if given as of an earlier date, as of such earlier date), except that this condition will be satisfied unless any and all inaccuracies in such representations and warranties of UHS Holdco, in the aggregate, result in a Material Adverse Effect;

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  UHS Holdco must have performed in all material respects its obligations under the Merger Agreement required to be performed by it at or prior to the closing and must not have breached in any material respect any of its covenants or agreements;

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  The Parent Parties must have received a certificate executed and delivered by an authorized officer of UHS Holdco confirming that the conditions set forth in the immediately preceding bullet points have been satisfied;

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  the Parent Parties must have received a copy of the written consent, which must remain in full force and effect, executed and delivered by the holders of shares of common stock of UHS Holdco sufficient for the approval of the Merger Agreement, including the Majority Stockholders with respect to all of their shares of common stock of UHS Holdco, which written consent must be delivered to FSAC no later than the second (2nd) business day after the registration statement of which this proxy statement/prospectus is declared effective by the SEC; and

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  since the date of the Merger Agreement, a Material Adverse Effect must not have occurred.

Representations and Warranties

        Under the Merger Agreement, UHS Holdco and its subsidiaries made customary representations and warranties relating to: organization; authorization; capitalization; subsidiaries; consents and approvals; financial statements and reports; absence of undisclosed liabilities; absence of certain changes; real estate; intellectual property; litigation; material contracts; government contracts; taxes; environmental matters; licenses and permits; employee benefits; labor and employment matters; international trade and anti-corruption matters; certain fees; insurance policies; affiliate transactions; information supplied; customers and suppliers; compliance with laws; sufficiency of assets; and independent investigation.

        Under the Merger Agreement, the Parent Parties made customary representations and warranties relating to: organization; authorization; capitalization; consents and approvals; financial statements; financial capability; absence of undisclosed liabilities; litigation; material contracts; taxes; compliance with laws; certain fees; organization of subsidiaries created to complete the Business Combination; solvency; SEC reports, NASDAQ compliance and compliance with the Investment Company Act; information supplied; approvals of boards of directors and stockholders; the Trust Account; affiliate transactions; and independent investigation.

Covenants

  Covenants of UHS Holdco

        UHS Holdco made certain covenants under the Merger Agreement, including, among other things, the following:

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  UHS Holdco agreed that, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the closing it would conduct its businesses and operations in the ordinary course in all material respects and if consistent with the foregoing would use commercially reasonable efforts to (A) preserve its present business organization; (B) keep available the services of its officers and key employees; (C) maintain existing relationships with its material customers and material suppliers; and (D) timely prepare and file all periodic and current reports, statements, schedules and registration statements, and all related exhibits, required to be filed pursuant to the Exchange Act.

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  Subject to certain exceptions, UHS Holdco also agreed that it would not and would cause its subsidiaries not to, among other actions, (i) make a change to its organizational documents; (ii) issue or sell membership interests, shares of its capital stock or any other ownership interests (except for exercises of options); sell, lease, license, permit to lapse, abandon or otherwise dispose of any of its properties; (iii) amend in any adverse respect or terminate or extend any material contract or enter into a material contract; (iv) incur indebtedness in excess of $1.0 million or make any loans; (v) make any material change in the financial or tax accounting methods, principles or practices; (vi) declare, set aside or pay any dividend or make any other distribution; and (vii) make or incur any capital expenditures; provided that UHS Holdco is permitted to authorize, commit or agree to take certain such actions if they are solely by and among it and its subsidiaries.

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  From the date of the Merger Agreement until the earlier of (x) the Effective Time or (y) the date on which the Merger Agreement is terminated, other than in connection with the transaction contemplated by the Merger Agreement, UHS Holdco agreed that it will not, and will not authorize or (to the extent within its control) permit any of its subsidiaries or any of its subsidiary's affiliates, directors, officers, employees, agents or representatives (including investment bankers, attorneys and accountants), in each case in such directors', officers', employees', agents' or representatives' capacity in such role with the applicable group, to, directly or indirectly, (i) initiate, solicit, or facilitate, or make any offers or proposals related to, an Acquisition Proposal, (ii) engage in any discussions or negotiations with respect to an Acquisition Proposal with, or provide any non-public information or data to, any Person that has made, or informs UHS Holdco that it is considering making, an Acquisition Proposal, or (iii) enter into any agreement relating to an Acquisition Proposal. UHS Holdco must give notice of any Acquisition Proposal to FSAC as soon as practicable following its awareness of such proposal. An "Acquisition Proposal" is defined as any contract, proposal, offer or indication of interest relating to any transaction or series of transactions involving the acquisition of any material portion of UHS Holdco or its businesses or assets or any material portion of its capital stock or other equity interests.

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  From the date of the Merger Agreement through the closing date, UHS Holdco will disclose any event, fact or circumstance that would reasonably be expected to cause the failure of any of the conditions described in the section entitled "—Conditions to Closing of the Business Combination" above to be satisfied.

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  UHS Holdco will provide to Parent and Agiliti the unaudited consolidated balance sheet and related unaudited statements of operations and cash flows of UHS Holdco and its subsidiaries for each fiscal quarter of UHS Holdco and the year to date period ended after June 30, 2018 and at least forty-five (45) days prior to the closing date, in each case within forty (40) days following the end of such fiscal quarter, in each case prepared in accordance with Regulation S-X.

  Covenants of the Parent Parties (including Agiliti)

        The Parent Parties made certain covenants under the Merger Agreement, including, among other things, the following:

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  Upon satisfaction or waiver of the conditions described above in the section entitled "—Conditions to Closing of the Business Combination" and provision of notice thereof to the trustee for the Trust Account, (a) in accordance with and pursuant to the Trust Agreement governing the Trust Account, at the closing, FSAC (i) will cause the documents, opinions and notices required to be delivered to the trustee pursuant to the Trust Agreement to be delivered, and (ii) will use reasonable best efforts to cause the trustee to (A) pay as and when due all amounts payable to stockholders of FSAC holding shares of FSAC common stock sold in FSAC's IPO who must have previously validly elected to redeem their shares of Parent common stock pursuant to FSAC's organizational documents, and (B) immediately thereafter, pay all remaining amounts then available in the Trust Account in accordance with the Merger Agreement and the Trust Agreement, and (b) thereafter, the Trust Account will terminate, except as otherwise provided therein.

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  FSAC will, as promptly as practicable, establish a record date and hold a meeting of stockholders, which meeting will not occur more than thirty-five (35) days after the date on which FSAC mails the proxy statement to its stockholders, for the purpose of voting on the proposals included in this proxy statement/prospectus and will use its reasonable best efforts to obtain the approval of such proposals. FSAC will, through its board of directors, recommend to its stockholders that they vote in favor of the proposals, and will not change, withdraw, withhold, qualify or modify such recommendation; provided that FSAC's board of directors may make a change in recommendation if it determines in good faith that failure to do so would reasonably be expected to constitute a breach by the board of directors of its fiduciary obligations to FSAC's stockholders under applicable law.

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  From and after the closing date, except as otherwise required by applicable law, each Parent Party will not, and will cause its subsidiaries not to, without the prior written consent of the Stockholders' Representative, make, cause or permit to be made any tax election or adopt or change any method of accounting, in each case that has retroactive effect to any pre-closing period of UHS Holdco or any of its subsidiaries.

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  From the date of the Merger Agreement until the earlier of (x) the Effective Time or (y) the date on which the Merger Agreement is terminated, other than in connection with the transactions contemplated by the Merger Agreement, each Parent Party agreed that it will not, and will not authorize or (to the extent within its control) permit any of its subsidiaries or any of its or its subsidiaries' directors, officers, employees, agents or representatives (including investment bankers, attorneys and accountants), in each case in such directors', officers', employees', agents' or representatives' capacity in such role with the applicable Parent Party, to, directly or indirectly, (i) initiate, solicit, or facilitate, or make any offers or proposals related to, an initial business combination, (ii) enter into, engage in or continue any discussions or negotiations with respect to any initial business combination with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an initial business combination, or (iii) enter into any agreement relating to an initial business combination. Each Parent Party must promptly notify UHS Holdco of any submissions, proposals or offers made with respect to an initial business combination as soon as practicable following such Parent Party's awareness thereof.

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  As promptly as practicable following the execution and delivery of the Merger Agreement, Parent agreed to cause Agiliti to prepare and file with the SEC, the registration statement in which this proxy statement is included as a prospectus to register the shares of common stock of Agiliti and the shares of common stock of Agiliti issuable upon the exercise of the Agiliti warrants and as promptly as practicable after the registration statement becomes effective, Parent agreed that it will file the proxy statement in definitive form with the SEC and mail it to the stockholders of FSAC.

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  FSAC agreed to include in this proxy statement, the proposals hereby and any other proposals the parties deem necessary or desirable to consummate the transactions contemplated by the Merger Agreement.

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  FSAC agreed to provide its holders of Class A common stock with the opportunity to elect redemption of such shares in connection with the special meeting as required by its organizational documents.

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  FSAC and Agiliti agreed to make all necessary filings with respect to the transactions contemplated by the Merger Agreement under the Securities Act, the Exchange Act and applicable "blue sky" laws and any rules and regulations thereunder.

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  From and after the date any subscription agreement has been executed and delivered by all parties thereto and ending at the earlier of (i) the closing date and (ii) the termination of the Merger Agreement, FSAC agreed to use its commercially reasonable efforts to do all things necessary to arrange and consummate the Private Placement on the terms and conditions described in the Subscription Agreement.

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  From the date of the execution of the Merger Agreement and ending at the earlier of (i) the closing date and (ii) the termination of the Merger Agreement, FSAC agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to arrange and consummate the Debt Financing on the terms and conditions described in the commitment letter entered into for such purpose (the "Debt Commitment Letter"). Each Parent Party agrees to use reasonable best efforts to comply in all material respects with its obligations under the Debt Commitment Letter to the extent that failure to do so would reasonably be expected to materially impair, materially delay or prevent the availability of all or a portion of the proceeds of the Debt Financing when required pursuant to the Merger Agreement. In the event that the Parent Parties determine that the Debt Financing will not be available in accordance with the terms of the Merger Agreement and such amount is necessary to consummate the Business Combination, the Parent Parties will use their reasonable best efforts to obtain as promptly as practicable, alternative debt financing; however, the Parent Parties are not required to, in seeking such alternative debt financing, (i) pay any fees in excess of those contemplated by the Debt Commitment Letter or (ii) agree to conditionality or economic terms that are less favorable to those contemplated by the Debt Commitment Letter.

  Additional Covenants of Agiliti

        Agiliti made certain covenants under the Merger Agreement, including, among other things, the following:

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  Agiliti will, at its own expense, prepare or cause to be prepared and timely file or cause to be timely filed all tax returns of the Agiliti for all tax periods (or portions thereof) ending on the closing date that have not yet been filed and are required to be filed after the closing date. Agiliti will cause any amounts shown to be due on such tax returns to be timely remitted to the applicable governmental entity no later than the date on which such taxes are due.

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  All transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including any penalties and interest) incurred in connection with the Merger Agreement will be borne 100% by FSAC, and FSAC will cooperate in filing all necessary tax returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other taxes and fees.

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  Prior to the closing, the board of directors of Agiliti, or an appropriate committee of non-employee directors thereof, will adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of shares of common stock of Agiliti and options on such common stock pursuant to the Merger Agreement by any officer or director of UHS Holdco and its subsidiaries who is expected to become a "covered person" of Agiliti for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder will be an exempt transaction for purposes of Section 16 of the Exchange Act.

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  FSAC and Agiliti will use their reasonable best efforts to (i) cause the shares of common stock of Agiliti to be issued to the Selling Equityholders to be approved for listing on NASDAQ upon issuance, and (ii) make all necessary and appropriate filings with NASDAQ and undertake all other steps reasonably required prior to the closing date to effect such listing.

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  After the closing of the transactions contemplated by the Merger Agreement, and subject to certain exceptions provided in the Registration Rights Agreement, which certain parties to the Merger Agreement will enter into in connection therewith, Agiliti will implement a trading policy that will prohibit officers, directors or employees of UHS Holdco from transferring shares of common stock of Agiliti that they receive in connection with the transactions contemplated by the Merger Agreement for a period of 180 days following the date of such closing.

  Mutual Covenants

        The parties made certain mutual covenants under the Merger Agreement, including, among other things, the following:

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  Each of the parties will cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the transactions contemplated by the Merger Agreement as and when required in accordance with the Merger Agreement, including obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities necessary to consummate the transactions contemplated by the Merger Agreement. FSAC will pay 100% of the applicable filing fees due under the HSR Act.

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  Each party will promptly after execution of the Merger Agreement (but in no event later than ten (10) business days after such date) make all filings or submissions as are required under the HSR Act.

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  At the closing, Agiliti, the Majority Stockholder and Sponsor will enter into a Registration Rights Agreement, and Agiliti and each of the Majority Stockholders and the THL Stockholder will enter into separate Director Nomination Agreements with Agiliti.

Termination

        The Merger Agreement may be terminated and the Business Combination abandoned at any time prior to the closing, as follows:

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  in writing, by mutual consent of the parties;

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  by the Parent Parties if there has been a breach of any representation, warranty, covenant or other agreement made by UHS Holdco in the Merger Agreement, or any such representation and warranty has become untrue or inaccurate after the date of the Merger Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in certain conditions to the obligations of the Parent Parties, as described in the section entitled "—Conditions to Closing of the Business Combination" above, not being satisfied as of the closing date, and (ii) will not have been cured within twenty (20) days after written notice from the Parent Parties of such terminating breach is received by UHS Holdco, or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to December 31, 2018, unless a Parent Party is then in material breach of any of its respective representations, warranties, covenants or other obligations under the Merger Agreement resulting in the failure of the conditions to the obligations of UHS Holdco as described in the section entitled "—Conditions to Closing of the Business Combination", and provided further that the twenty (20) day cure period for UHS Holdco to cure the terminating breach will not apply if such breach is the result of failure to effect the closing within the time periods set forth under "—Closing and Effective Time of the Business Combination";

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  by UHS Holdco if there has been a breach of any representation, warranty, covenant or other agreement made by any Parent Party in the Merger Agreement, or any such representation and warranty has become untrue or inaccurate after the date of the Merger Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in certain conditions to the obligations of UHS Holdco, as described in the section entitled "—Conditions to Closing of the Business Combination" above, not being satisfied as of the closing date, and (ii) will not have been cured within twenty (20) days after written notice from UHS Holdco of such Terminating Parent Breach is received by the Parent Parties, or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to December 31, 2018, unless UHS Holdco is then in material breach of any of its representations, warranties, covenants or other obligations under the Merger Agreement resulting in the failure of the conditions to the obligations of the Parent Parties as described in the section entitled "—Conditions to Closing of the Business Combination", and provided further that the twenty (20) day cure period for the Parent Parties to cure the terminating breach will not apply if such breach is the result of failure to effect the closing within the time periods set forth under "—Closing and Effective Time of the Business Combination";

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  by written notice by any party if the closing has not occurred on or prior to December 31, 2018; provided that, this right to terminate will not be available to any party whose material breach of any of its representations, warranties, covenants or other obligations under the Merger Agreement is the primary cause or resulted in the failure of the closing to occur on or before December 31, 2018;

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  by UHS Holdco if FSAC's board of directors changes its recommendation in favor of the Business Combination;

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  by FSAC or UHS Holdco if (i) the approval of the proposals hereby is not obtained at the special meeting (including any adjournments of such meeting), (ii) the special meeting is not held, (iii) the registration statement of which this proxy statement/prospectus is a part is not effective, (iv) the offer to redeem shares of FSAC's Class A common stock is not completed, (v) FSAC does not have at least $5,000,001 of net tangible assets, or (vi the Minimum Cash Condition is not satisfied, in each case, by one (1) business day prior to December 31, 2018;

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  by FSAC or UHS Holdco, at any time on or after the Deadline Time, if the value of the equity consideration exceeds $335.0 million, unless UHS Holdco has delivered a valid notice electing to cause such condition satisfied and to increase the Maximum Equity Consideration, as described above, on or prior to such time;

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  by UHS Holdco if the applicable conditions to the consummation of the closing (other than the Minimum Cash Condition and the conditions to be satisfied at closing) have been satisfied on the date that the closing would otherwise have been consummated pursuant to the terms of the Merger Agreement, UHS Holdco has confirmed in an irrevocable notice to FSAC that all of the applicable conditions have been satisfied and UHS Holdco stands ready, willing and able to consummate the closing on such date and within three (3) business days after UHS Holdco delivers such written notice to FSAC, FSAC fails to consummate the closing;

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  by FSAC if the applicable conditions to the consummation of the closing (other than the Minimum Cash Condition and the conditions to be satisfied at closing) have been satisfied on the date that the closing would otherwise have been consummated pursuant to the terms of the Merger Agreement, FSAC has confirmed in an irrevocable notice to UHS Holdco that all of the applicable conditions have been satisfied and FSAC stands ready, willing and able to consummate the closing on such date and within three (3) business days after UHS Holdco delivers such written notice to FSAC, FSAC fails to consummate the closing; or

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  by FSAC if it has not received prior to the end of the second business day following the date that this proxy statement/prospectus has been declared effective by the SEC a copy of a written consent executed and delivered by the holders of shares of common stock of UHS Holdco sufficient for the approval of the Merger Agreement, including the Majority Stockholders with respect to all of their shares of common stock of UHS Holdco.

Specific Performance

        The parties agreed that a non-breaching party will have the right to enforce its rights and the other party's obligations under the Merger Agreement by an action or actions for specific performance and/or injunctive relief. However, UHS Holdco will be entitled to specific performance to cause the closing to occur only if: (i) all applicable conditions for the closing to occur have been satisfied or waived, (ii) the Debt Financing to be funded at closing (if any) has been funded or will be funded at closing (and the Debt Financing to be funded after the closing is not subject to any event of default or unsatisfied condition), (iii) UHS Holdco has confirmed in an irrevocable written notice to FSAC that, if specific performance is granted, the closing will occur in accordance with the Merger Agreement, and (iv) FSAC and Agiliti have failed to consummate the closing within three (3) business days following the receipt of such notice.

Expense Reimbursement

        Subject to the next succeeding paragraph, each party to the Merger Agreement will be responsible to pay its own fees and expenses incurred in connection with the Business Combination; provided, that if the closing occurs, Agiliti or its designee will pay the transactions expenses of the Parent Parties and the transaction expenses of UHS Holdco and its subsidiaries in accordance with the terms of the Merger Agreement and, through inclusion in the calculation of the Merger Consideration, will reimburse the Selling Equityholders for certain specified transaction expenses paid prior to the closing.

        Additionally, FSAC will reimburse UHS Holdco and its affiliates for documented out-of-pocket fees, costs and expenses incurred in connection with the Business Combination prior to such date, up to a maximum of $1.5 million in the event of a termination of the Merger Agreement by:

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  UHS Holdco if (a) there has been a breach of any representation, warranty, covenant or other agreement made by any Parent Party in the Merger Agreement, or any such representation and warranty has become untrue or inaccurate after the date of the Merger Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in certain conditions to the obligations of UHS Holdco, as described in the section entitled "—Conditions to Closing of the Business Combination" above, not being satisfied as of the closing date, and (ii) will not have been cured within twenty (20) days after written notice from UHS Holdco of such Terminating Parent Breach is received by the Parent Parties, or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to December 31, 2018, unless UHS Holdco is then in material breach of any of its representations, warranties, covenants or other obligations under the Merger Agreement resulting in the failure of the conditions to the obligations of the Parent Parties as described in the section entitled "—Conditions to Closing of the Business Combination", and provided further that the twenty (20) day cure period for the Parent Parties to cure the terminating breach will not apply if such breach is the result of failure to effect the closing within the time periods set forth under "—Closing and Effective Time of the Business Combination"; (b) FSAC's board of directors changes its recommendation in favor of the Business Combination; (c) the Minimum Cash Condition is not satisfied; or (d) the applicable conditions to the consummation of the closing (other than the conditions to be satisfied at closing) have been satisfied on the date that the closing would otherwise have been consummated pursuant to the terms of the Merger Agreement, UHS Holdco has confirmed in an irrevocable notice to FSAC that all of the applicable conditions have been satisfied and UHS Holdco stands ready, willing and able to consummate the closing on such date and within three (3) business days after UHS Holdco delivers such written notice to FSAC, FSAC fails to consummate the closing;

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  FSAC or UHS Holdco if (a) the approval of the proposals hereby is not obtained at the special meeting (including any adjournments of such meeting), (b) the special meeting is not held, (c) the registration statement of which this proxy statement/prospectus is a part has not become effective, (d) the offer to redeem shares of FSAC's Class A common stock has not been completed, (e) FSAC has less than $5,000,001 of net tangible assets or (f) the Minimum Cash Condition is not satisfied, in each case, by one (1) business day prior to December 31, 2018; or

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  FSAC if the closing has not occurred on or prior to December 31, 2018, if at the time of such termination UHS Holdco could have terminated the Merger Agreement due to (a) FSAC's board of directors having changed its recommendation in favor of the Business Combination, (b) the approval of the proposals hereby not being obtained at the special meeting (including any adjournments of such meeting) or the special meeting not being held, (c) the registration statement of which this proxy statement/prospectus is a part has not become effective, (d) the offer to redeem shares of FSAC's Class A common stock has not been completed, (e) FSAC has less than $5,000,001 of net tangible assets or (f) the Minimum Cash Condition is not satisfied, in each case, by one (1) business day prior to December 31, 2018.

Amendments

        The Merger Agreement may be amended, modified or supplemented at any time only by written agreement of the parties thereto. However, certain sections related to the Debt Financing may not be modified, waived or terminated in any manner adverse to the lenders in any material respect without the prior written consent of such lenders.

Tax Considerations

        The exchange by FSAC common stockholders of their common stock for common stock of Agiliti pursuant to the Parent Merger should constitute a tax-deferred transaction in which no gain or loss is recognized by the FSAC common stockholders because the Parent Merger is expected to qualify as a tax-deferred "reorganization" under Section 368 of the Code, or, alternatively, as part of a tax-deferred transaction pursuant to Section 351 of the Code. Accordingly, the adjusted tax basis of the shares of common stock of Agiliti received by an FSAC common stockholder in the Parent Merger will be the same as the adjusted tax basis of the FSAC common stock surrendered in exchange therefor. In addition, the holding period of the shares of common stock of Agiliti received in the Parent Merger by such FSAC common stockholder will include the period during which such shares of FSAC common stock were held on the date of the Parent Merger. It is unclear whether the redemption rights with respect to the FSAC common stock have suspended the running of the applicable holding period for this purpose.

        You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state, local or foreign income or other tax consequences of the Business Combination to you. For a description of material U.S. federal income tax consequences of the Business Combination, see the section entitled "—Material U.S. Federal Income Tax Considerations to Agiliti Common Stockholders and Warrant Holders."

Voting Agreements and Voting, Support, Contribution and Restrictive Covenant Agreements

        Sponsor has entered into a voting agreement pursuant to which it has agreed to vote in favor of the proposals included in this proxy statement/prospectus and not to redeem any Founder Shares or any other shares it may hold in connection with the Business Combination. In connection with the Private Placement, Sponsor has agreed to waive and not to assert or perfect any anti-dilution rights with respect to the Founder Shares pursuant to FSAC's amended and restated certificate of incorporation.

        The Majority Stockholders and certain members of UHS's management have entered into voting, support, contribution and restrictive covenant agreements pursuant to which, among other things, they have agreed to deliver a written consent approving the Business Combination within two business days of the date when the registration statement of which this proxy statement/prospectus is a part has been declared effective by the SEC. In addition, pursuant to these agreements, the parties thereto waived any appraisal rights in connection with the Business Combination, agreed to non-solicitation and non-hire provisions for the periods of time set forth in the agreements, and agreed to certain transfer restrictions with respect to their common stock received in the Business Combination for 180 days following closing. Each member of UHS's management that has entered into a voting, support, contribution and restrictive covenant agreement also has agreed to certain non-competition provisions.

        The voting agreements and the voting, support, contribution and restrictive covenant agreements terminate upon (i) the mutual agreement of the parties hereto or (ii) the termination of the Merger Agreement in accordance with its terms.

        The foregoing descriptions of the voting agreement with Sponsor and the voting, support, contribution and restrictive covenant agreements with the Majority Stockholders and certain members of management of UHS do not purport to be complete and are qualified in their entirety by the terms and conditions of the agreements, which are attached hereto as exhibits to the registration statement of which this proxy statement/prospectus is a part.

Registration Rights Agreement

        At closing of the Business Combination, Agiliti will enter into a registration rights agreement with THL Stockholder, IPC, Mr. Leonard, and certain other holders, under which the parties thereto will be granted certain customary demand registration rights on short form and long form registration statements as well as "piggyback" registration rights, with respect to the shares of common stock of Agiliti they will hold following the Business Combination, in each case subject to cutback provisions. In addition, pursuant to the Registration Rights Agreement, the Majority Stockholders and Mr. Leonard will agree to certain transfer restrictions for 180 days following the closing of the Business Combination. The registration rights agreement will not contemplate the payment of penalties or liquidated damages to the stockholders party thereto as a result of a failure to register, or delays with respect to the registration of, Agiliti's common stock.

        The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the registration rights agreement, which is attached hereto as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

Director Nomination Agreements with IPC and THL Stockholder

        At the closing of the Business Combination, Agiliti intends to enter into separate director nomination agreements with each of IPC and THL Stockholder. Pursuant to the director nomination agreement with IPC, IPC will have a right to designate three nominees to the board of directors of Agiliti at the closing of the Business Combination, which nominees will be assigned to each Class of Agiliti's board of directors. Pursuant to the director nomination agreement with THL Stockholder, THL Stockholder will have a right to designate four nominees to the board of directors of Agiliti at the closing of the Business Combination, one of whom will be assigned to Class I, one of whom will be assigned to Class II and two of whom will be assigned to Class III of Agiliti's board of directors. Thereafter, pursuant to the director nomination agreements, THL Stockholder will be entitled to nominate four nominees to the board of directors for so long as it beneficially owns 30% or more of the total number of shares of common stock of Agiliti then outstanding, and each of IPC and THL Stockholder will be entitled to nominate (i) three nominees during the time when each beneficially owns less than 30% but equal to or greater than 20% of the total number of shares of common stock of Agiliti then outstanding, (ii) two nominees during the time when each beneficially owns less than 20% but equal to or greater than 10% of the total number of shares of common stock of Agiliti then outstanding, and (iii) one nominee during the time when each beneficially owns less than 10% but equal to or greater than 5% of the total number of shares of common stock of Agiliti then outstanding. In addition, IPC and THL Stockholder shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director's term regardless of beneficial ownership at such time. Each of IPC and THL Stockholder will also have the right to have its designees participate on committees of Agiliti's board of directors proportionate to their respective stock ownership.

        Upon any decrease in the number of directors that each of IPC and THL Stockholder is entitled to designate for nomination to the board of directors of Agiliti, IPC or THL Stockholder, as applicable, will take all actions within its power to cause the appropriate number of nominees to offer to tender their resignations. However, no nominee shall be required to resign prior to the first annual meeting of stockholders of Agiliti following the consummation of the Business Combination.

        Pursuant to the director nomination agreements, Agiliti will agree not to destagger its board of directors or change the method for electing directors from plurality voting to majority voting, or otherwise, until such time as each of IPC and THL Stockholder cease to beneficially own 5% or more of the total number of shares of common stock of Agiliti then outstanding.

        The foregoing description of the director nomination agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the director nomination agreements, a form of which is attached hereto as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

The Tax Receivable Agreement

        At the closing of the Business Combination, Agiliti will enter into the Tax Receivable Agreement with UHS Holdco and the Majority Stockholders. The Tax Receivable Agreement will generally provide for the payment by UHS Holdco to the Selling Equityholders of 85% of certain U.S. federal, state, and local tax benefits realized or deemed realized by Agiliti and its subsidiaries from the use, following the closing, of the following tax attributes: (i) U.S. federal, state and local net operating losses (including carryforwards) of UHS Holdco and its subsidiaries in existence as of the end of the date of closing, (ii) without duplication of amounts included under clause (i), certain deductions generated by the consummation of the transactions contemplated by the Merger Agreement, (iii) certain deductions arising from rollover options cancelled or exercised post-closing as such deductions are generated post-closing and (iv) certain deductions arising from payments made under the Tax Receivable Agreement. Agiliti and its subsidiaries (including UHS Holdco) will retain the tax benefit, if any, of the remaining 15% of such tax attributes.

        The amount and timing of any payments under the Tax Receivable Agreement may vary depending upon a number of factors, including the amount and timing of the taxable income (if any) that Agiliti and its subsidiaries generate in the future, the amount of certain other tax attributes not subject to the Tax Receivable Agreement (if any) that may be available to Agiliti and its subsidiaries and the U.S. federal, state and local income tax rates then applicable in determining the amount of any such payment. The term of the Tax Receivable Agreement will commence upon the closing and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or deemed utilized unless UHS Holdco exercises its right to terminate the Tax Receivable Agreement early or there is otherwise a deemed early termination (e.g. upon the occurrence of a change of control of Agiliti, FSAC or UHS Holdco or certain divestitures of UHS Holdco's subsidiaries) pursuant to the terms of Tax Receivable Agreement. If UHS Holdco elects to terminate the Tax Receivable Agreement early or there is a deemed early termination, its obligations under the Tax Receivable Agreement would accelerate and it generally would be required to make an immediate payment equal to the present value of the deemed anticipated future payments to be made by it under the Tax Receivable Agreement, calculated in accordance with certain valuation assumptions set forth in the Tax Receivable Agreement.

        Notwithstanding the foregoing, after the fifth anniversary of the closing date, a tax benefit payment due to a holder of any options or RSUs in UHS shall be paid only if either (i) such holder is employed by UHS on the first day of the calendar year following the taxable year for which such tax benefit payment was calculated or (ii) UHS Holdco has aggregate revenue of at least $300,000,000 (which may be adjusted downward due to certain transactions) for the first two quarters of the taxable year following the taxable year for which such tax benefit payment was calculated.

        The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Tax Receivable Agreement, which is attached hereto as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

Background of the Business Combination

        The terms of the Merger Agreement are the result of negotiations between FSAC, UHS and the Selling Equityholders and their respective representatives. The following is a brief description of the background of these negotiations.

        FSAC is a blank check company formed under the laws of the State of Delaware and was incorporated in Delaware on March 21, 2017. FSAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While FSAC may pursue an acquisition opportunity in any business industry or geography, its primary focus is to acquire and operate a company in the healthcare industry based in North America.

        On April 4, 2017, Sponsor purchased an aggregate of 10,062,500 shares of FSAC's Class F common stock for an aggregate purchase price of $25,000. On June 19, 2017, FSAC effected a stock dividend with respect to its Class F Common Stock of 1,437,500 shares thereof, resulting in Sponsor holding an aggregate of 11,500,000 Founder Shares. Subsequently, Sponsor transferred an aggregate of 25,000 Founder Shares to each of FSAC's independent directors.

        On July 24, 2017, FSAC consummated its initial public offering of 46,000,000 units, including the full exercise of the underwriters' over-allotment option of 6,000,000 units. Each unit consists of one share of Class A common stock, $0.0001 par value per share, and one-half of one public warrant. Each whole public warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share.

        The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $460,000,000 (before underwriting discounts and commissions and offering expenses). Simultaneously with the consummation of the initial public offering and the sale of the units, FSAC consummated a private placement of 14,950,000 warrants at a price of $1.00 per Private Placement Warrant, issued to Sponsor, generating total proceeds of $14,950,000.
        Approximately $460.0 million of the net proceeds from the initial public offering (including the over-allotment) and the issuance of the Private Placement Warrants were deposited in the Trust Account.

        On September 6, 2017, FSAC announced that the holders of units may elect to trade the Class A common stock and warrants included in the units commencing on September 8, 2017 on NASDAQ under the symbols "FSAC" and "FSACW" respectively. Those units also continued to trade under the symbol "FSACU."

        Prior to the consummation of FSAC's IPO, neither FSAC, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with us.

        After FSAC's IPO, FSAC commenced a search for prospective companies and assets to acquire. Representatives of FSAC and Sponsor contacted, and were contacted by, a number of individuals and entities with respect to acquisition opportunities. During that period FSAC:

  •
  identified and evaluated over 360 potential transactions (including UHS) from a wide range of industry segments, including healthcare, business and financial services, consumer and retail and media, information services and technology;

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  provided preliminary non-binding letters of intent to 17 companies (including UHS);

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  conducted substantive due diligence on three companies (including UHS); and

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  entered into substantive negotiations regarding a proposed business combination with three companies (including UHS).

        The decision not to pursue the alternative acquisition targets was generally the result of one or more of (i) FSAC's determination that each business did not represent as attractive a target as UHS due to a combination of business prospects, strategy, management teams, structure and valuation, (ii) a difference in valuation expectations between FSAC, on the one hand, and a seller, on the other hand, or (iii) other factors.

        As noted above FSAC engaged in substantive negotiations regarding a proposed business combination with two other companies, which are referred to as Company A and Company B.

        Regarding Company A, FSAC and Company A executed a non-disclosure agreement on September 27, 2017, following which FSAC received confidential information regarding Company A and conducted due diligence on Company A. From January 2018 through mid-May 2018, FSAC submitted several non-binding letters of intent, conducted due diligence and engaged in discussions with Company A regarding a potential business combination. Counsel to FSAC and Company A also drafted preliminary agreements for a potential business combination. FSAC management periodically updated the FSAC board of directors on the status of FSAC's due diligence on Company A and discussions with Company A regarding a potential business combination.

        Regarding Company B, FSAC and Company B executed a non-disclosure agreement on January 16, 2017, following which FSAC received confidential information regarding Company B and conducted due diligence on Company B. From January 2018 through mid-July 2018, FSAC submitted several non-binding letters of intent, conducted due diligence and engaged in discussions with Company B regarding a potential business combination. Counsel to FSAC and Company B also drafted preliminary agreements for a potential business combination. FSAC management periodically updated the FSAC board of directors on the status of FSAC's due diligence on Company B and discussions with Company B regarding a potential business combination.

        Ultimately, the FSAC board of directors unanimously determined that the Business Combination with UHS was the most attractive potential transaction. Below is a summary of the timeline leading up to the board of directors' approval of the Business Combination with UHS.

        On October 3, 2017, Joshua Nelson, a representative of FSAC, called Thomas J. Leonard, UHS's chief executive officer, to discuss UHS's business, what the management team had accomplished since Mr. Leonard joined UHS, and whether FSAC might be a unique fit for what Mr. Leonard and UHS's shareholders were trying to accomplish.

        On October 4, 2017, Mr. Nelson met with a representative of J.P. Morgan Securities LLC ("J.P. Morgan"), acting as adviser for UHS, in New York City to discuss his conversation with Mr. Leonard and the attractiveness of a potential transaction.

        On October 24, 2017, representatives of FSAC, including Mr. Nelson and Art McAleer, met with representatives of UHS, including Mr. Leonard, James B. Pekarek and Kevin E. Ketzel, at UHS's headquarters in Minneapolis. Representatives of FSAC provided an overview of FSAC and the merits of a business combination with UHS. Representatives of UHS provided background on UHS, its strategy, growth plan, and market dynamics.

        On October 25, 2017, Scott Sperling of FSAC met with John Howard of IPC at IPC's offices in New York City. Mr. Sperling provided an overview of FSAC and discussed the merits of a business combination between FSAC and UHS.

        On November, 7, 2017, FSAC submitted a non-binding letter of intent regarding the Business Combination (subject to due diligence and negotiation of a definitive agreement) to representatives of IPC and UHS. This letter of intent included an initial enterprise value for the combined company of $1,740 million on a debt-free, cash-free basis.

        On December 4, 2017, FSAC and UHS executed a non-disclosure agreement for the exchange of confidential information.

        On December 12, 2017, representatives of FSAC, including Mr. Nelson and Mr. McAleer, met with representatives of UHS, including Mr. Leonard, Mr. Pekarek, Mr. Ketzel and Bettyann Bird, at UHS's headquarters in Minneapolis, for a management presentation. Mr. Leonard further elaborated on his strategic vision for UHS and how UHS intended to execute upon it. Representatives of FSAC discussed the timeline and all necessary steps to complete the Business Combination.

        On December 14, 2017, the FSAC board of directors held a telephonic meeting, where Mr. McAleer discussed the status of FSAC's pipeline for potential acquisitions and the process of working to source an appropriate transaction. The board discussed the merits of the opportunities presented and presented other potential targets as ideas for consideration.

        On January 9, 2018, representatives of FSAC, including Mr. Nelson and Mr. McAleer and Megan Preiner, met with representatives of UHS, including Mr. Leonard and Mr. Pekarek, at the J.P. Morgan Healthcare Conference in San Francisco to receive an update on UHS's performance, as well as further discuss the potential Business Combination.

        On February 13, 2018, Mr. Nelson met telephonically with Mr. Leonard to receive an update on UHS's performance and discussed a path to move forward with the Business Combination including the potential raising of additional funds to support the Business Combination through a private placement.

        On February 27, 2018, Mr. Sperling met telephonically with Mr. Howard to discuss the potential Business Combination and the next steps for both sides.

        During March 2018, FSAC continued to conduct due diligence on UHS, engaged in discussions with Company A and Company B and also explored other acquisition opportunities. On March 30, 2018, Mr. Sperling updated the FSAC board of directors regarding the status of FSAC's pipeline for potential acquisitions and the status of discussions with UHS, Company A and Company B.

        On April 4, 2018, representatives of FSAC, including Mr. Sperling, Mr. Nelson, Mr. McAleer and Ms. Preiner, met with representatives of UHS, including Mr. Leonard, Mr. Pekarek, Mr. Ketzel, and Ms. Bird, at UHS's headquarters in Minneapolis. The meeting was attended by representatives from Citigroup Global Markets, Inc. ("Citigroup") and J.P. Morgan, acting as advisers for FSAC and UHS, respectively. In addition to receiving a business update from Mr. Leonard, Citigroup and J.P. Morgan discussed timing and process details of consummating a business combination. Subsequent to the April 4th meeting, FSAC submitted a due diligence request list to UHS and J.P. Morgan.

        During April 2018, FSAC continued its due diligence with respect to UHS, as well as Company B. On April 27, 2018, Mr. Sperling updated the FSAC board of directors on the status of discussions regarding these potential transactions.

        On April 19, 2018, Kirkland & Ellis LLP ("Kirkland & Ellis"), counsel to FSAC, delivered a draft non-binding term sheet to Weil, Gotshal & Manges LLP ("Weil"), counsel for UHS, which outlined the primary terms of the agreements among FSAC and IPC with respect to the Business Combination. Through May 29, 2018, representatives of FSAC and Kirkland & Ellis negotiated the non-binding term sheet with representatives of UHS, IPC and Weil.

        On April 28, 2018, UHS provided THL and Kirkland & Ellis with access to a virtual due diligence data room.

        On May 16 and 17, 2018, representatives of FSAC, including Mr. Nelson, Ms. Preiner and Mr. McAleer, and representatives of Citigroup met with representatives of UHS and J.P. Morgan in Minneapolis to conduct further due diligence and toured UHS's district service center located in Minneapolis. Mr. Leonard and members of the UHS management team delivered a detailed strategic plan for UHS during this meeting.

        During the remainder of May 2018, FSAC continued to conduct due diligence on UHS. On May 17, 2018, Mr. Nelson and Ms. Preiner of FSAC also began discussions with Mr. Leonard regarding a potential executive compensation program following the closing of the proposed Business Combination.

        On May 21, 2018, Mr. Sperling updated the FSAC board of directors regarding the status of discussions with UHS and the financing necessary for the Business Combination, including the need for approximately $200 million of additional equity. Mr. Sperling also updated the board on the status of a potential business combination with Company B and FSAC's due diligence on Company B. Following discussion, the FSAC board of directors recommended that management continue to pursue a transaction with UHS and authorized management to retain Citigroup and Merrill Lynch, Pierce,

Fenner & Smith Incorporated ("BAML") as placement agents with respect to the private placement of securities to support the financing of the UHS transaction.

        On May 29, 2018, FSAC and IPC finalized the term sheet, which provided for a combination of cash and common stock consideration to the Selling Equityholders with the amount of cash consideration dependent on cash available at closing after necessary cash payments, including payments to any FSAC public stockholders electing redemption, and provided that the common stock consideration to be received by the Selling Equityholders would not exceed $335.0 million, unless otherwise agreed by the Selling Equityholders. The term sheet contemplated that approximately $200.0 million of the cash to finance the transaction would be provided by the sale of FSAC common stock in a private placement at a price of $10.00 per share.

        On May 29, 2018, FSAC and Citigroup and BAML entered into a letter agreement pursuant to which Citigroup and BAML were engaged to serve as placement agents with respect to the private placement of common stock contemplated by the term sheet.

        On May 30, 2018, Mr. Nelson and Ms. Preiner discussed with Mr. Leonard a term sheet prepared by FSAC with respect to a post-closing executive compensation program and Mr. Leonard delivered a counterproposal with respect to these matters.

        Between May 31, 2018 and July 11, 2018, representatives of FSAC, along with Citigroup and BAML, had meetings telephonically and in person with potential institutional investors, each of whom agreed to maintain the confidentiality of information received, to discuss the proposed Business Combination and such investors' potential interest in the private placement. Citigroup representatives provided regular updates to representatives of FSAC, including Mr. Sperling, Mr. Nelson, Mr. McAleer and Ms. Preiner regarding feedback from the meetings with institutional investors. Citigroup indicated that investors expressed interest both in FSAC common stock and FSAC convertible preferred stock, but there was more interest in convertible preferred stock. In particular, one institutional investor ("Investor A") expressed interest in serving as the anchor investor for a convertible preferred stock investment.

        Beginning on June 12, 2018, representatives of FSAC and Kirkland & Ellis engaged in discussions with Investor A and its counsel regarding the terms on which Investor A would be willing to purchase convertible preferred stock and common stock of FSAC to support the Business Combination. The parties exchanged term sheets on the proposed investment and negotiated the terms of the potential investment. On June 18, 2018, Investor A met with representatives of UHS and representatives of FSAC, including Mr. Nelson, in Minneapolis. Following such meetings, Investor A and its counsel continued to discuss the terms of a proposed convertible preferred stock investment with FSAC and Kirkland & Ellis. During this time, FSAC also contacted another institutional investor ("Investor B") regarding its interest in investing in a convertible preferred stock and Investor B subsequently engaged in preliminary due diligence on UHS, including travelling to Minneapolis to meet with representatives of UHS on June 19, 2018. Based on the discussions with Investor A and other potential investors, FSAC, in consultation with Citigroup and BAML, believed there was sufficient interest to provide at least $200.0 million of additional financing through the combination of convertible preferred stock and common stock to support the Business Combination.

        Meanwhile, Kirkland & Ellis and Weil continued to discuss the proposed structure for the transaction. The parties agreed on the current structure of the transaction, involving formation of Agiliti as a new holding company and a series of mergers resulting in FSAC and UHS becoming wholly owned subsidiaries of Agiliti following the closing. On June 17, 2018, Kirkland & Ellis delivered an initial draft of the Merger Agreement to Weil.

        On June 20, 2018, Mr. Nelson and Ms. Preiner from FSAC further discussed with Mr. Leonard an anticipated post-closing executive compensation program and, on June 21, 2018, FSAC provided

Mr. Leonard with a revised executive compensation term sheet. On June 22, 2018, representatives of Perkins Coie LLP, counsel retained by UHS management, delivered comments to the executive compensation term sheet to Kirkland & Ellis.

        On June 26, 2018, Kirkland & Ellis sent an initial draft of a proxy statement/prospectus with respect to the proposed Business Combination to representatives of FSAC, UHS and IPC.

        On June 28, 2018, Mr. Sperling and Mr. Nelson discussed with Mr. Howard and Keith Zadourian from IPC the possibility of the private placement consisting of convertible preferred stock and common stock. IPC indicated that, to the extent the additional equity consisted of convertible preferred stock on the terms being discussed with Investor A, it might be interested in lieu of such an investment by Investor A in increasing the amount of equity consideration in the form of preferred stock and reducing cash consideration. Mr. Sperling noted that FSAC and its advisors, Citigroup and BAML, would continue to have discussions with potential investors regarding the private placement and would keep UHS, IPC and J.P. Morgan apprised on the status of these discussions.

        On June 28, 2018, FSAC sent materials to the board of directors, which included an update on the potential Business Combination with UHS, a UHS business update, due diligence findings and other considerations.

        On July 3, 2018, FSAC requested that Citigroup discuss with certain institutional investors whether they would be interested in participating in a private placement of convertible preferred stock and provide them with an update on the transaction. During this time, representatives of FSAC and Kirkland & Ellis continued negotiations with Investor A and its counsel regarding the terms of the potential convertible preferred stock investment.

        On July 3, 2018, executives from FSAC and THL discussed the possibility of a THL sponsored private equity fund, Thomas H. Lee Equity Fund VIII, L.P. and its affiliates ("THL Fund VIII"), participating in the private placement to support the Business Combination. The representatives of FSAC stated that, as they continued to learn more about UHS through this process, they believed that UHS would fall within the investment objectives of THL Fund VIII.

        On July 12, 2018, Mr. Nelson spoke with Mr. Zadourian from IPC regarding the interest of THL Fund VIII providing $200.0 million of financing in the form of a purchase of common stock at $10.00 per share, with the purchase to be made by a newly formed entity of which Sponsor and THL Fund VIII would be members.

        On July 19, 2018, the FSAC board of directors held a telephonic meeting. Mr. Sperling updated the Board on the status of the equity financing for the transaction and the fact that IPC continued to express a preference against financing the Business Combination with the contemplated convertible preferred stock investment. Mr. Sperling informed the board of directors that, subject to obtaining certain fund level approvals and additional due diligence by THL Fund VIII, he believed that THL Fund VIII would be willing to commit to invest $200.0 million in common stock to support the Business Combination. Mr. Nelson provided the board of directors with an update on due diligence undertaken with respect to UHS. The FSAC board of directors formally approved the retention of Moelis & Company LLC ("Moelis") to provide a fairness opinion.

        On July 26, 2018, Weil sent comments to the draft Merger Agreement to Kirkland & Ellis, which the parties continued to negotiate during the weeks of July 30th and August 6th.

        On July 28, 2018, Kirkland & Ellis sent Weil initial drafts of certain ancillary agreements to the Merger Agreement, including the voting agreement for the Sponsor and the voting, support, contribution and restrictive covenant and support agreements for IPC and members of UHS's management, which documents the parties continued to negotiate during the weeks of July 30th and August 6th.

        On July 31, 2018, FSAC engaged Moelis to provide a fairness opinion in connection with the Business Combination.

        On August 1, 2018, the board of directors of FSAC held a telephonic meeting at which Mr. Sperling updated the board on the status of discussions with UHS, including a summary of current terms of the Merger Agreement, and the status of the proposed private placement, including the anticipated approximately $50.0 million of commitments from third party institutional investors and the proposed $200.0 million investment by THL Stockholder. Representatives of Moelis updated the board of directors on the status of their work to date in connection with the proposed fairness opinion to be delivered to the board of directors and described the valuation analysis that had been performed.

        On August 1, 2018, Weil sent an initial draft of the Tax Receivable Agreement to Kirkland & Ellis, which the parties continued to negotiate over the course of that week and the week of August 6th.

        Between August 1 and August 12, 2018, Kirkland & Ellis and Ropes & Gray LLP, counsel to THL Fund VIII, negotiated and finalized the form of the THL Stockholder Subscription Agreement, Director Nomination Agreement and Registration Rights Agreement.

        On August 10, 2018, FSAC held a telephonic board meeting to discuss the status of the transaction. At the meeting, representatives of Kirkland & Ellis updated the board on the status of negotiations with UHS and proposed terms and provisions of the Merger Agreement. A detailed presentation and discussion of the Merger Agreement and the board's fiduciary obligations with respect to approving the Business Combination, then ensued. Following such discussion, at the request of the board, Moelis rendered its oral opinion to the board (which was subsequently confirmed in writing by delivery of Moelis' written opinion to the board dated August 13, 2018) as to the fairness, from a financial point of view and as of the date of such opinion, of the consideration to be paid by FSAC in the Business Combination. The FSAC board was updated on the terms of the proposed $200 million investment by THL Stockholder.

        On August 11, 2018, Mr. Nelson and Mr. Leonard agreed on a term sheet with respect to a post-closing executive compensation program (subject to the terms and conditions of the Merger Agreement) that would be submitted for approval by the board of directors or the compensation committee of Agiliti.

        On the evening of August 12, 2018, FSAC held a telephonic board meeting to discuss the status of the transaction and received an update from FSAC's management and Kirkland & Ellis. At the meeting, the board of directors unanimously approved the Merger Agreement and ancillary agreements, including the Tax Receivable Agreement. The independent directors of the board also unanimously approved the sale of $200 million of common stock to THL Stockholder on the terms previously discussed and the sale of $50.0 million of common stock to other institutional investors at a price of $10 per share.

        On August 13, 2018, the parties finalized and executed the Merger Agreement and certain ancillary agreements and FSAC executed the Debt Commitment Letter and subscription agreements with certain institutional investors and THL Stockholder in connection with the Private Placement.

        On August 13, 2018, a press release was issued announcing the Business Combination. Shortly thereafter FSAC filed a current report on Form 8-K attaching the press release, the investor presentation and certain communications to UHS employees to be used later that day. On August 14, 2018, FSAC filed an amendment to the Form 8-K to file copies of the Merger Agreement and the ancillary agreements signed on August 13, 2018.

Opinion of FSAC's Financial Advisor

        At the meeting of the board of directors of FSAC on August 10, 2018 to evaluate and approve the Business Combination, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated August 13, 2018, addressed to the board of directors of FSAC to the effect that, as of the date of the opinion and based upon and subject to the assumptions, conditions and limitations set forth in the opinion, the Consideration (as defined under "Summary of the Proxy Statement/Prospectus—Opinion of FSAC's Financial Advisor" for the purposes of Moelis' opinion) was fair, from a financial point of view, to FSAC.

        The full text of Moelis' written opinion dated August 13, 2018 , which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion (which are also summarized herein), is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. Moelis' opinion was provided for the use and benefit of the board of directors of FSAC (in its capacity as such and not in any other capacity) in its evaluation of the Business Combination (and, in its engagement letter, Moelis provided its consent to the inclusion of the text of its opinion as part of this proxy statement/prospectus). Moelis' opinion is limited solely to the fairness, from a financial point of view, of the Consideration (as defined under "Summary of the Proxy Statement/Prospectus—Opinion of FSAC's Financial Advisor") in connection with the Business Combination and does not address FSAC's underlying business decision to effect the Business Combination or the relative merits of the Business Combination as compared to any alternative business strategies or transactions that might be available to FSAC. Moelis' opinion does not constitute a recommendation as to how any stockholder of FSAC should vote or act with respect to the Business Combination or any other matter. Moelis' opinion was approved by a Moelis fairness opinion committee.

        In arriving at its opinion, Moelis, among other things:

  •
  reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of UHS furnished to Moelis by FSAC, including financial forecasts provided to, or discussed with, Moelis by the management of FSAC (for further information on such financial forecasts, please see the section entitled "Proposal No. 1—Approval of the Business Combination—Certain UHS Projected Financial Information";

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  reviewed certain pro forma financial effects of the Business Combination furnished to Moelis by FSAC;

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  conducted discussions with members of the senior management and representatives of FSAC concerning the internal information described in the foregoing, as well as the businesses and prospects of UHS and FSAC generally;

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  reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

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  reviewed the financial terms of certain other transactions that Moelis deemed relevant;

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  reviewed a draft, dated August 5, 2018, of the Merger Agreement; and

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  conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

        In connection with its review, Moelis with the consent of the board of directors of FSAC, relied on the information supplied to, discussed with or reviewed by it for the purpose of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of any such information. With the consent of the board of directors, Moelis relied upon, without independent verification, the assessment of FSAC and its legal, tax, regulatory, and accounting advisors with respect to legal, tax, regulatory, and accounting matters. With respect to the financial forecasts and other information relating to UHS and FSAC, Moelis assumed, at the board of directors of FSAC's direction, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of UHS or FSAC, as the case may be, as to the future performance of UHS and FSAC. In addition, Moelis relied, with the board of directors of FSAC's consent, on the assessments of the management of FSAC as to FSAC's ability to retain key employees of UHS. Moelis expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with the board of directors of FSAC's consent, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of UHS or FSAC, nor was Moelis furnished with any such evaluation or appraisal.

        Moelis' opinion did not address FSAC's underlying business decision to effect the Business Combination or the relative merits of the Business Combination as compared to any alternative business strategies or transactions that might be available to FSAC and does not address any legal, regulatory, tax, or accounting matters. At the direction of the board of directors of FSAC, Moelis was not asked, nor did it offer, any opinion as to any terms of the Merger Agreement or any aspect or implication of the Business Combination, except for the fairness of the Consideration from a financial point of view to FSAC. With the board of directors of FSAC's consent, Moelis expressed no opinion as to the prices at which the common stock of Agiliti or any securities of FSAC may trade at any time. With the board of directors of FSAC's consent, Moelis did not express any opinion on any cash payments pursuant to the Tax Receivable Agreement. Moelis did not express any opinion as to the solvency of UHS or FSAC following the closing of the Business Combination. In rendering its opinion, Moelis assumed, with the board of directors of FSAC's consent, that the final executed form of the Merger Agreement would not differ in any material respect from the draft that it reviewed, that the Business Combination would be consummated in accordance with its terms without any waiver or modification that could be material to Moelis' analysis, and that the parties to the Merger Agreement would comply with all the material terms of the Merger Agreement in respects material to Moelis' analysis. Moelis assumed, with the board of directors' consent, that all governmental, regulatory or other consents and approvals necessary for the completion of the Business Combination would be obtained except to the extent that could not be material to its analysis. Moelis also was not requested to, and did not, participate in the structuring or negotiation of the Business Combination. Except as described in this summary, the board of directors of FSAC imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion.

        Moelis' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion, and Moelis assumed no responsibility to update the opinion for developments after the date of the opinion. In addition, certain data underlying Moelis' analysis and opinion pre-dates (and/or does not reflect the impact of) recently enacted federal tax legislation. The financial and stock markets have been adjusting to the impacts of such legislation, and Moelis expressed no opinion or view as to any potential effects of such impacts on FSAC, UHS or the Business Combination.

        Moelis' opinion did not address the fairness of the Business Combination or any aspect or implication of the Business Combination to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of FSAC or UHS, other than the fairness of the Consideration from a financial point of view to FSAC. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Business Combination, or any class of such persons, whether relative to the Consideration or otherwise.

        The following is a summary of the material financial analyses presented by Moelis to the board of directors of FSAC at its meeting held on August 10, 2018, in connection with its opinion.

        Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis' analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis' analyses.

  Financial Analyses of UHS

        Financial data for UHS was based on financial forecasts and other information and data provided by FSAC's management, including FSAC's projections of UHS's Adjusted EBITDA for all periods. The term "Adjusted EBITDA" for any period refers to FSAC's estimate of UHS's EBITDA for such period, adjusted to exclude certain management fees and reflect certain accounting changes and other add-backs.

        Selected Public Companies Analysis.    Moelis reviewed financial and stock market information of publicly traded equipment management and services solution companies whose operations Moelis believed, based on its experience and professional judgment, to be generally relevant in certain respects to UHS. Although none of the selected companies reviewed in this analysis were directly comparable to UHS, Moelis selected the companies because, among other things, the companies had one or more similar operating and financial characteristics as UHS, including: (i) revenue growth, profitability profile and cash flow characteristics; (ii) end customers; (iii) size and capabilities; and (iv) product and service mix.

        Moelis reviewed the enterprise value ("Enterprise Value") of each of the selected companies (calculated as market value of the relevant company's diluted common equity based on its closing stock price on August 7, 2018, plus preferred stock, plus, as of the relevant company's most recently reported quarter end, net debt, plus, where applicable, book value of non-controlling interests) as a multiple of estimated EBITDA (adjusted for one-time items, stock-based compensation and material acquisitions) for the calendar years 2018 and 2019 (which we refer to in this section "—Opinion of FSAC's Financial Advisor" as "CY2018" and "CY2019"). EBITDA data for the selected companies was based on publicly available consensus research analysts' estimates and Enterprise Value related data for the selected companies was based on public filings and other publicly available information, all as of August 7, 2018.

        The Enterprise Value and estimated adjusted EBITDA multiples for the selected companies are summarized in the table below:

		Enterprise Value/ EBITDA
	Enterprise Value ($MM)
Company		CY2018		CY2019
Sodexo S.A.	$19,826	11.7x		11.1x
Aramark	18,223	10.7x		9.9x
STERIS Corporation	11,108	17.0x		15.5x
Hill-Rom Holdings, Inc.	8,332	13.6x		12.4x
Stericycle, Inc.	8,293	10.9x		10.2x
Fisher & Paykel Healthcare Corporation Limited	5,697	24.9x		21.7x
Getinge AB	4,256	9.8x		8.7x
Healthcare Services Group, Inc.	2,940	20.0x		17.1x
Omnicell, Inc.	2,748	22.2x		18.3x
Arjo AB	1,434	9.6x		8.6x
Natus Medical Incorporated	1,303	17.8x		16.7x
Invacare Corporation(2)	746	n.m.	(1)	16.6x
Median		15.3x		13.6x
Mean		13.6x		12.4x

(1)
"n.m." indicates not meaningful data

(2)
Mean and median calculations exclude Invacare due to ongoing business restructuring

        Based on the foregoing and using its professional judgment, Moelis selected reference range multiples of (i) 11.0x to 14.5x the estimated Adjusted EBITDA of UHS for CY2018 (as described below); and (ii) 10.0x to 13.5x the estimated Adjusted EBITDA of UHS for CY2019.

        The selected ranges generally reflected the range of trading multiples as of August 7, 2018 for the four public companies that, Moelis believed, based on its experience and professional judgment, most closely resemble UHS: Hill-Rom Holdings, Inc. ("Hill-Rom"), STERIS Corporation ("STERIS"), Stericycle, Inc. ("Stericycle") and Aramark. Moelis considered (i) Hill-Rom and STERIS to be most comparable with UHS given their mix of products and services sold into hospitals, (ii) that UHS is projected to have revenue, EBITDA growth and EBITDA margins above Aramark, STERIS, Stericycle and Hill-Rom and (iii) that UHS remains more capital intensive than its peer group, which will continue to decrease over the projected period as the business transitions to a more service focused business. Moelis also considered that while Aramark has a segment within the organization that competes directly with UHS, a large portion of Aramark's business is outside of the broader healthcare services industry. Moelis also analyzed several other companies exhibiting similar characteristics to UHS around key financial metrics, including (x) companies with similar revenue growth profiles (such as Fisher & Paykel Healthcare Corporation Limited and Omnicell, Inc. ("Omnicell")) and (y) Companies with similar EBITDA margins (such as Stericycle and STERIS).

        Moelis applied the reference range multiples to FSAC's estimates of (i) CY2018 Adjusted EBITDA and (ii) CY2019 Adjusted EBITDA. This analysis indicated the following implied total enterprise value ranges for UHS as compared to the $1,740 million consideration:

Reference Range	Implied Total Enterprise Value Range ($MM)	Consideration ($MM)
2018 Adjusted EBITDA	$1,650 - $2,175	$1,740
2019 Adjusted EBITDA	$1,700 - $2,295	$1,740

        Selected Precedent Transactions Analysis.    Moelis reviewed financial information of certain selected transactions involving companies in healthcare services, medical equipment, equipment management and services solution industries in analyzing UHS. In performing this analysis, Moelis reviewed certain financial information and transaction multiples relating to companies that, among other things, met the following criteria: (i) equipment management and services solution companies with a focus on medical equipment; (ii) service and facility management providers to hospitals and businesses; (iii) transactions announced within the past 7 years; and (iv) companies that are notable competitors to UHS in select markets. Moelis reviewed implied transaction values of the selected transactions as a multiple, to the extent information was publicly available, of the relevant acquired company's EBITDA for the latest twelve-month period ("LTM") for which financial information was publicly available immediately preceding announcement of the relevant transaction. Financial data for the relevant transactions was based on publicly available information at the time of announcement of the relevant transaction (unless otherwise noted below).

        The results of this analysis are summarized in the following table:

Announcement Date	Acquiror	Target	Transaction Value ($MM)	Transaction Multiple LTM EBITDA(1)
April 2018	McKesson Corporation	Medical Specialties Distributors	$800	—
November 2017	McKesson Specialty Health	RXC Acquisition Company	735	—
October 2017	Aramark Services	Avendra, LLC	1,350	16.9x
August 2017	PRA Health Sciences, Inc.	Symphony Health Solutions Corporation	530	13.3x
February 2017	Integra LifeSciences Holdings Corporation	J&J (Codman Neurosurgery Business)	1,045	9.1x
February 2016	Stryker Corp	Physio-Control International Inc	1,280	—
November 2015	CONMED Corporation	SurgiQuest, Inc.	265	—
October 2015	Omnicell	Aesynt Inc	217	10.9x
October 2015	Patricia Industries	The Braun Corp	425	11.5x
July 2015	Stericycle	Shred-It International	2,300	9.9x	(2)
June 2015	Hill-Rom	Welch Allyn, Inc.	2,050	13.7x	(3)
October 2014	STERIS	Synergy Health plc	2,170	13.2x
October 2014	Becton, Dickinson, and Company	CareFusion Corporation	12,058	13.1x
June 2014	Owens & Minor, Inc.	Medical Action Industries Inc.	208	14.1x
June 2014	Hill-Rom	Trumpf Medical	250	10.9x	(4)
April 2014	Stericycle	PSC Environmental Services, LLC	275	—
November 2013	Ansell Limited	BarrierSafe Solutions International	615	9.6x
December 2012	Brady Corporation	Precision Dynamics Corporation	300	9.1x
August 2012	Getinge AB	Kinetic Therapeutic Support Systems	275	5.7x	(5)
July 2012	Hill-Rom	Aspen Surgical Products	400	—
September 2011	Sodexo S.A.	Puras do Brasil	525	—
			Median	11.2x
			Mean	11.5x

(1)
Multiples adjusted to exclude one-time changes/benefits.

(2)
Estimated based on CY2015E pro forma EBITDA per William Blair research report dated July 15, 2015

(3)
Estimated based on CY2015E EBITDA disclosures in deal announcement

(4)
Estimated based on Wells Fargo research report dated June 16, 2014

(5)
Data based on CY2011 EBITDA per Morgan Stanley research report dated August 15, 2012

        In reviewing the characteristics of the selected precedent transactions for purposes of determining a reference range, Moelis noted that the transactions reviewed had an overall mean of 11.5x and an overall median of 11.2x. In particular, the reference range was also informed by the Hill-Rom / Welch Allyn, Inc. and Becton, Dickinson and Company / CareFusion Corporation transactions because of the comparable services provided to hospitals by the acquired companies. Moelis also noted that all of the data underlying the selected precedent transactions with an announcement date prior to December 22, 2017 pre-dated (and/or does not reflect the impact of) the federal tax legislation enacted in December 2017 ("Tax Reform"). Moelis believes that, theoretically, all else being equal, Tax Reform should lead to higher valuations in most instances.

        Based on the foregoing analysis and using its professional judgment, Moelis applied the following reference range multiples: 12.0 - 14.0x LTM 3/31/18 Adjusted EBITDA. Financial data for UHS was based on financial forecasts and other information and data provided by FSAC's management. This analysis indicated the following implied total enterprise value ranges for UHS, as compared to the $1,740 million consideration:

Reference Range	Implied Valuation Range	Implied Total Enterprise Value Range ($MM)	Consideration ($MM)
LTM 3/31/18 Adjusted EBITDA	12.0x - 14.0x	$1,720 - $2,005	$1,740

        While not considered for valuation purposes, Moelis also identified relevant transactions in the above list of selected prior transactions that did not have publicly available multiples.

  Discounted Cash Flow Analysis.

        Moelis performed a discounted cash flow ("DCF") analysis of UHS for CY2018 to calendar year 2023 ("CY2023") using the financial forecasts and other information and data provided by FSAC's management to calculate the estimated present value of the future unlevered after-tax free cash flows projected to be generated by UHS, including terminal free cash flows. Unlevered after-tax free cash flow estimates through CY2023 and terminal free cash flows were discounted to June 30, 2018.

        In performing the DCF analysis of UHS, Moelis reflected FSAC's management's estimated tax rate for UHS of 25.7% during the projection period and terminal year as well as the present value of potential tax benefits from certain net operating losses. Additionally, in performing the DCF analysis of UHS, Moelis utilized a range of discount rates of 8.5% to 10.0% based on FSAC's estimated weighted average cost of capital ("WACC"). The estimated WACC range was derived using the capital asset pricing model (taking into consideration capitalization and market data for the companies listed in the "Selected Public Companies Analysis" section above). The foregoing range of discount rates was used to calculate estimated present values as of June 30, 2018 of UHS's estimated after-tax unlevered free cash flows for the second half of 2018 through CY2023. Moelis noted that the market cap weighted enterprise value / next twelve months EBITDA multiple for the companies listed in the "Selected Public Companies Analysis" section above averaged approximately 11.0x over the past one, three and five year period. Based on the foregoing analysis and using its professional judgment, Moelis selected a terminal multiple range of 10.0x to 12.0x for UHS. Applying this terminal multiple range to UHS's terminal unlevered free cash flow projection implied a perpetuity growth rate range for UHS of 3.4% to 5.6%. This analysis indicated the following implied enterprise value range for UHS, as compared to the $1,740 million consideration:

Implied Total Enterprise Value Range	Consideration
$1,830 million - $2,265 million	$1,740 million

Miscellaneous

        This summary of the analyses is not a complete description of Moelis' opinion or the analyses underlying, and factors considered in connection with, Moelis' opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis' opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

        No company or transaction used in the analyses described above is identical to UHS or the Business Combination. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty and based upon numerous factors or events beyond the control of the parties or their respective advisors, none of FSAC, Moelis or any other person assumes responsibility if future results are materially different from those forecast.

        The Consideration was determined through arms' length negotiations between FSAC and the Selling Equityholders and was approved by the board of directors of FSAC. Moelis did not recommend any specific consideration to FSAC or the board of directors of FSAC, or that any specific amount or type of consideration constituted the only appropriate consideration for the Business Combination.

        Moelis was engaged by FSAC to provide its opinion as to the fairness, from a financial point of view, to FSAC of the Consideration pursuant to the engagement letter between Moelis and FSAC, dated July 31, 2018 (the "Engagement Letter"), and will receive a fee for its services of $1,000,000 in the aggregate, $250,000 of which became payable in connection with the delivery of its opinion, regardless of the conclusion reached in its opinion, and the remainder of which is payable upon consummation of the Business Combination, or, if the Merger Agreement is terminated prior to closing, within 30 days following such termination. No part of Moelis' fee is conditioned upon the conclusion expressed in its opinion. FSAC has also agreed in the Engagement Letter to reimburse Moelis for reasonable and documented out-of-pocket and other customary expenses Moelis has incurred in performing services pursuant to the Engagement Letter, including the reasonable costs of Moelis' legal counsel, provided that such costs and expenses do not exceed $50,000 without the prior written consent of FSAC (such consent not to be unreasonably withheld), and to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

        Moelis' affiliates, employees, officers and partners may at any time own securities (long or short) of FSAC and UHS. In the past two years prior to the date of the Opinion, Moelis has not provided services to FSAC, UHS or their respective affiliates.

        The board of directors of FSAC selected Moelis as its financial advisor in connection with the Business Combination because Moelis has substantial experience in similar transactions and familiarity with FSAC. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

FSAC's Board of Directors' Reasons for the Approval of the Business Combination

        On August 12, 2018, FSAC's board of directors met and unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, (ii) determined that the Business Combination is fair and in the best interest of FSAC and its stockholders, (iii) directed the Merger Agreement be submitted to its stockholders for approval and adoption, and (iv) recommended that FSAC's stockholders approve and adopt the Merger Agreement and the other proposals described herein.

        Before reaching its decision, FSAC's board of directors reviewed the results of its management's due diligence, which included:

  •
  research on comparable companies and transactions within the healthcare industry;

  •
  extensive meetings and calls with UHS's management team regarding operations and financial trends and projections;

  •
  research on the healthcare industry, including historical growth trends, market share information and market size projections;

  •
  review of UHS's material contracts, environmental matters, intellectual property matters, labor matters, and financial, tax, legal, regulatory and accounting diligence;

  •
  financial and valuation analysis, including those of Moelis, as well as the oral opinion of Moelis rendered to the board on August 10, 2018 (which was subsequently confirmed in writing by delivery of a written opinion to the Board dated August 13, 2018) as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration (as defined in "Summary of the Proxy Statement/Prospectus—Opinion of FSAC's Financial Advisor");

  •
  diligence reports related to accounting, tax, legal, compliance, and quality of earnings, prepared by external advisors;

  •
  discussion with key customers of UHS; and

  •
  creation of a detailed independent financial model.

        FSAC's board of directors considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, FSAC's board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision.

        In the prospectus for FSAC's IPO, FSAC identified the following non-exhaustive, general criteria and guidelines that it believed would be important in evaluating prospective target businesses. FSAC indicated its intention to acquire companies that it believes:

  •
  are potential market leaders with a defensible core business, secular trends driving revenue growth, barriers to entry, sustainable margins and established customer relationships;

  •
  could benefit from the relationships and experience of THL and our management team;

  •
  have opportunities to grow both organically and through acquisitions;

  •
  are engaged in activities consistent with THL's and our management team's view of macro trends in FSAC's industry;

  •
  will be well received by public investors; and

  •
  are expected to generate attractive risk-adjusted returns for our stockholders.

        In considering the Business Combination, FSAC's board of directors concluded that UHS met all of the above criteria. In particular, the board considered the following positive factors, although not weighted or in any order of significance:

  •
  Industry with Favorable Fundamentals.  UHS benefits from macro trends affecting the healthcare industry in general and its segments in particular. The strong fundamentals in its business are driven by the following macro trends, among others: aging demographic and movement toward broader access to healthcare, increased cost pressure on healthcare systems leading to the outsourcing of a broad array of non-core activities, rapid expansion of hospitals to ambulatory settings and proliferation of increasingly complex equipment with higher degrees of specialization.

  •
  Competitive Position in Healthcare.  UHS believes it provides the largest breadth of comprehensive healthcare technology management and service solutions to the U.S. healthcare industry. While some competitors may offer products and services in various stages of the equipment lifecycle, UHS believes it is the only company that provides a comprehensive, end-to-end equipment management approach that solves significant challenges caused by a fragmented equipment management process across multiple hospital departments, including nursing, supply chain and clinical engineering. UHS's extensive relationships with approximately 7,000 hospitals and alternate site providers, more than 200 medical device manufacturers and many of the nation's largest group purchasing organizations and health system integrated delivery networks, of which many are long-standing, present a unique position and value proposition in the healthcare arena.

  •
  Growth Opportunities.  UHS participates in a growing market that is driven by the aforementioned macro trends and strives towards increasing its market share by leveraging its competitive advantages and pursuing numerous accretive acquisition opportunities. UHS believes organic growth will be driven by the following factors: growing its Supplemental Rental and Surgical Services business segments, selectively pursuing Asset360 managed solutions; growing its less capital intensive CES business; increasing and retaining the number of hospitals, alternative care facilities, surgery centers, physicians and manufacturers to which it provides services; and expanding and deepening its relationships with customers and manufacturers.

  •
  Attractive Services Model.  UHS has focused on expanding its relationships with customers through broadened product offerings and service capabilities. Today, UHS believes that its end to end service offerings can help customers achieve 10-20% service cost reduction and increase equipment utilization by 30-40%. This focus on higher value-added services has led to increasing cash flow conversion as well as significant revenue and Adjusted EBITDA growth. From 2015 to 2017, revenue grew from $449 million to $515 million and accelerated Adjusted EBITDA from approximately $123 million to $138 million.

  •
  Experienced and Proven Management Team with Premier Sponsorship.  Central to the post-combination company's platform is its leadership team, combining FSAC principals' extensive experience building and revitalizing brands with an industry leading management team with significant depth of experience. UHS's management team joined in 2015 and has demonstrated strong and consistent performance, successfully supervising the development of UHS competitive strategy, continually enhancing and expanding its service and product offerings, establishing its nationwide coverage and furthering its reputation as an industry leader for quality, value and service. UHS's management team has transformed the business model to higher return on invested capital and free cash flow, achieving over 95% of annual recurring revenue.

  •
  The opinion of Moelis, dated August 13, 2018, addressed to the board of directors as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration (as defined in "Summary of the Proxy Statement/Prospectus—Opinion of FSAC's Financial Advisor"), which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion as more fully described below under the caption "Proposal No. 1—Approval of the Business Combination—Opinion of FSAC's Financial Advisor.

  •
  The board's belief, after a thorough review of other business combination opportunities reasonably available to FSAC, that the proposed Business Combination represents the best potential business combination for FSAC based upon the process utilized to evaluate and assess other potential acquisition targets, and the board's and management's belief that such processes had not presented a better alternative.

  •
  The board considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Business Combination.

  •
  The board is comprised of a majority of independent directors who are not affiliated with the Sponsor or THL. In connection with the Business Combination, FSAC's independent directors took an active role in evaluating the proposed terms of the Business Combination, including the Merger Agreement and ancillary agreements. FSAC's independent directors evaluated and unanimously approved, as members of the board, the Merger Agreement and the transactions contemplated therein, including the Business Combination and the Private Placement. See "Interests of Certain Persons in the Business Combination."

        FSAC's board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

  •
  Benefits Not Achieved.  The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

  •
  Liquidation of FSAC.  The risks and costs to FSAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in FSAC being unable to effect a business combination by July 24, 2019 and force FSAC to liquidate and the warrants to expire worthless.

  •
  Exclusivity.  The fact that the Merger Agreement includes an exclusivity provision that prohibits FSAC from soliciting other initial business combination proposals, which restricts FSAC's ability to consider other potential initial business combinations until the earlier of the termination of the Merger Agreement or the consummation of the Business Combination between FSAC and UHS.

  •
  Stockholder Vote.  The risk that FSAC's stockholders may fail to provide the respective votes necessary to effect the Business Combination and approve the other proposals submitted to vote.

  •
  Closing Conditions.  The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within FSAC's control, including the risk that the Maximum Stock Condition may not be satisfied if redemptions by our public stockholders result in a shortfall of cash available at Closing. For additional information, see the discussion of the maximum redemption scenario under the heading "Unaudited Pro Forma Condensed Combined Financial Information."

  •
  Litigation.  The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

  •
  Fees and Expenses.  The fees and expenses associated with completing the Business Combination.

  •
  Other Risks.  Various other risks associated with the Business Combination and the business of UHS described in the section entitled "Risk Factors."

        In addition to considering the factors described above, the board of directors of FSAC also considered that some officers and directors of FSAC may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of FSAC's stockholders (see "—Interests of Certain Persons in the Business Combination" below). FSAC's independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the board, the Merger Agreement and the transactions contemplated therein, including the Business Combination and the Private Placement.

        FSAC's board of directors concluded that the potential benefits that it expected FSAC and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, FSAC's board of directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, FSAC and its stockholders.

Certain UHS Projected Financial Information

        UHS provided FSAC with its internally prepared projections for the fiscal years ending December 31, 2018 through December 31, 2020. UHS provided an initial set of projections on April 4, 2018 and, in June 2018, provided FSAC with further updated Adjusted EBITDA guidance and revenue growth rates for 2018 and 2019. FSAC's board of directors considered the following information for 2018 and 2019 as material to its consideration of the Business Combination:

  •
  revenue growth rates for the period of between 9% and 11%;

  •
  Adjusted EBITDA of between $145.0 and $150.0 million for 2018 and between $165.0 million and $170 million for 2019;

  •
  Accrual CapEx of between $45 and $55 million for each of 2018 and 2019

  •
  pro forma net leverage ratio at close of 4.5x and a reduction of 0.4x to 0.6x for 2019; and

  •
  an estimated Adjusted EBITDA CAGR of 9% to 11% over the long term.

        The prospective financial information was not prepared with a view towards compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. These projections were prepared solely for internal use, and capital budgeting and other management purposes, and are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or holders. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results.

        The projections reflect numerous assumptions including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond UHS's control, such as the risks and uncertainties contained in the section entitled "Risk Factors." The projections reflect the consistent application of the accounting policies of UHS and should be read in conjunction with the accounting policies included in the accompanying consolidated financial statements of UHS included elsewhere in this proxy statement.

        The projected financial data is forward-looking and based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond UHS's control. While all projections are necessarily speculative, UHS believes that the prospective financial information covering periods beyond 12 months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections.

        UHS has not made any representations or warranties with respect to the accuracy, reliability, appropriateness or completeness of the projections to anyone, including to FSAC. Neither UHS's management nor any of its representatives has made or makes any representation or warranty to any person regarding the ultimate performance of UHS compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, they should not be looked upon as "guidance" of any sort. Neither UHS nor Agiliti will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.

        The projections were prepared by, and are the responsibility of, UHS's management. KPMG LLP, UHS's independent auditor, has not examined, compiled or otherwise applied procedures with respect to the accompanying prospective financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it.

Interests of Certain Persons in the Business Combination

        In considering the recommendation of FSAC's board of directors to vote in favor of the Business Combination, stockholders should be aware that aside from their interests as stockholders, Sponsor and certain members of FSAC's board of directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. FSAC's board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

  •
  If the Business Combination or another business combination is not consummated by July 24, 2019, FSAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsors and certain of FSAC's directors, which were acquired for an aggregate purchase price of $25,000, would be worthless because the holders are not entitled to participate in any conversion or distribution with respect to such shares. Such shares had an aggregate market value of $116,495,000 based upon the closing price of $10.13 per share on NASDAQ on October 5, 2018.

  •
  Sponsor purchased an aggregate of 14,950,000 private warrants from FSAC for an aggregate purchase price of $14,950,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of FSAC's IPO. All of the proceeds FSAC received from these purchases were placed in the Trust Account. The Private Placement Warrants had an aggregate market value of $22,126,000 based upon the closing price of $1.48 per warrant on NASDAQ on October 5, 2018. The Private Placement Warrants will become worthless if FSAC does not consummate a business combination by July 24, 2019.

  •
  THL Stockholder, an affiliate of the Sponsor, has entered into a Subscription Agreement with FSAC pursuant to which it has committed to purchase 20.0 million shares of Class A common stock of FSAC in the Private Placement at a price of $10.00 per share. THL Stockholder is an entity formed by Sponsor and funds affiliated with THL to make the $200.0 million investment and it will also hold the Founder Shares currently owned by Sponsor. Messrs. Sperling and Weldon, who are members of FSAC's board of directors, and Mr. McAleer, Holden and Ms. Wolkon, officers of FSAC, are employed by (or in the case of Mr. McAleer, a consultant to) THL and have an indirect financial interest in the investment by THL Stockholder through their investment in the THL funds that will invest in THL Stockholder. In addition, Messrs. Bell and McKinnell are limited partners in the THL funds that will invest in THL Stockholder.

  •
  THL Stockholder will be able to designate four individuals as nominees to the board of directors following the Business Combination under its Director Nomination Agreement (and thereafter a number of directors based upon maintaining a threshold level of beneficial ownership). In the future each such individual will be entitled to receive any cash fees, stock options or stock awards that Agiliti's board of directors determines to pay to its non-executive directors.

  •
  Sponsor and FSAC's officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on FSAC's behalf, such as identifying and investigating possible business targets and business combinations. However, if Sponsor fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, FSAC may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by July 24, 2019. As of June 30, 2018, the Sponsor and its affiliates had not incurred any unpaid reimbursable expenses. However, they may incur such expenses in the future.

  •
  Sponsor and FSAC's directors and officers have agreed not to redeem any of the Founder Shares or any other shares they may hold in connection with a stockholder vote to approve the Business Combination.

  •
  The continued indemnification of FSAC's existing directors and officers and the continuation of FSAC's directors' and officers' liability insurance after the Business Combination.

Potential Purchases of Public Shares

        In connection with the stockholder vote to approve the proposed Business Combination, Sponsor, FSAC's directors, officers, or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of FSAC's directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of FSAC's shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and would include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that Sponsor, FSAC's directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account.

        In addition to the purchase of an aggregate 25.0 million shares of Class A common stock of FSAC at a price of $10.00 per share by certain institutional investors and THL Stockholder in a private placement, in connection with the Business Combination, we may enter into one or more agreements with institutional and other investors pursuant to which the investors will purchase shares of FSAC's Class A common stock (as and to the extent requested by FSAC) through one or more of (i) open market or privately negotiated transactions with third parties (including forward contracts), (ii) a private placement by FSAC to occur concurrently with the consummation of the Business Combination at a purchase price of $10.00 per share of FSAC's common stock in form and substance substantially similar to the subscription agreements executed in connection with the Merger Agreement, or (iii) a combination thereof, in order to help ensure that we have sufficient funds (after redemptions from our Trust Account) to meet the required minimum cash obligations under the Merger Agreement.

Total FSAC Shares to be Issued in the Business Combination

        It is anticipated that, upon completion of the Business Combination, FSAC's public stockholders (other than investors in the Private Placement) will own approximately 43% in Agiliti, Private Placement investors (excluding THL Stockholder) will own approximately 5% of the outstanding common stock of Agiliti, THL Stockholder will own approximately 29% of the common stock of Agiliti (including Founder Shares), and the Selling Equityholders will own approximately 23% of the outstanding common stock of Agiliti. This ownership interest assumes that no holder of FSAC's Class A common stock elects to redeem its shares and that approximately 107.2 million shares of common stock of Agiliti are issued (including approximately 3.7 million shares of common stock issuable upon the exercise of fully-vested options), and does not take into account warrants to purchase common stock of Agiliti that will remain outstanding following the Business Combination or any issuances of equity under the 2018 Omnibus Incentive Plan.

Certificate of Incorporation

        Upon the closing, Agiliti's amended and restated certificate of incorporation will differ from FSAC's amended and restated certificate of incorporation in the following ways:

  •
  the name of the new public entity will be "Agiliti, Inc." as opposed to "Federal Street Acquisition Corp.";

  •
  Agiliti will have 350,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock, as opposed to FSAC having 220,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock;

  •
  amendments to the provisions of Agiliti's charter relating to composition of the board of directors, persons entitled to call a special meeting of the stockholders, stockholders not being able to take actions by written consent, amendments to the bylaws of Agiliti by stockholders, indemnification of directors and corporate opportunity will require the affirmative vote of at least 66 2/3% of the voting power of all outstanding shares of capital stock of Agiliti entitled to vote generally in the election of directors as opposed to majority vote as provided in FSAC's charter;

  •
  the corporate opportunity doctrine will not apply to directors, officers, employees or representatives of IPC or THL Stockholder nor to their respective affiliates as opposed to FSAC's charter which was silent with respect to this exemption;

  •
  the election not to be governed by Section 203 of the DGCL and the addition of a provision that is substantially similar to Section 203 of the DGCL, but excludes THL Stockholder, IPC, each of their successors, affiliates and each of their respective transferees from the definition of "interested stockholder"; and

  •
  Agiliti's constitutional documents will not include the various provisions applicable only to special purpose acquisition corporations that FSAC's amended and restated certificate of incorporation contains.

        For additional information, please see the section entitled "Proposal No. 3—The Charter Proposal."

Sources and Uses for the Business Combination

        The following table summarizes the estimated sources and uses for funding the Business Combination assuming that no holder of public shares of FSAC exercises redemption rights.

Sources of Funds		Uses
(in millions)
Existing cash in Trust Account	$460.0	Cash consideration to Selling Equityholders(1)	$630.0
Selling Equityholders' retained equity value	238.0	Selling Equityholders' retained equity value	238.0
Committed Debt Financing	660.0	Repayment of existing net debt	695.0
Existing capital leases rollover	17.0	Existing capital leases rollover	17.0
Private Placement	250.0	FSAC estimated transaction costs(2)	45.0

Total Sources	$1,625.0	Total Uses	$1,625.0

(1)
Includes $30.0 million of Selling Equityholders' expenses in connection with the Business Combination.

(2)
Includes $16.1 million in deferred underwriting commissions due to the underwriters of FSAC's IPO.

Board of Directors of FSAC Following the Business Combination

        Upon consummation of the Business Combination, we anticipate that the board of directors of Agiliti will consist of eleven directors. See the section entitled "Management and Board of Directors After the Business Combination" for additional information.

Name; Headquarters

        The name of the post-combination company after the Business Combination will be Agiliti and its headquarters will be located at 6625 West 78th Street, Suite 300, Minneapolis, Minnesota 55439-2604.

Redemption Rights

        Pursuant to FSAC's amended and restated certificate of incorporation, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with FSAC's amended and restated certificate of incorporation. As of June 30, 2018, based on funds in the Trust Account of approximately $464.1 million, FSAC's stockholders who elect to redeem their shares of common stock would have received approximately $10.09 per share, excluding the impact of taxes and interest income earned and not previously released to pay up to $750,000 of FSAC's working capital requirements. If a holder exercises its redemption rights, then such holder will be exchanging its shares of FSAC's common stock for cash and will no longer own shares of FSAC. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to FSAC's transfer agent by the Redemption Deadline, which is 5:00 p.m. Eastern time on                        , 2018, the second business day prior to the special meeting. See the section entitled "Special Meeting of FSAC Stockholders—Redemption Rights" for the procedures to be followed if you wish to redeem your shares for cash.

Appraisal Rights

        There are no appraisal rights available to FSAC's stockholders in connection with the Business Combination.

Accounting Treatment

        The Business Combination will be accounted for using the acquisition method under the provisions of Accounting Standards Codification 805 "Business Combinations" with FSAC being considered the accounting acquirer and UHS Holdco being considered the acquiree and reporting predecessor.

Material U.S. Federal Income Tax Considerations to FSAC Common Stockholders and Warrant Holders

        In the opinion of Kirkland & Ellis LLP, United States tax counsel to FSAC, based on, and subject to, customary assumptions, qualifications and limitations as well as representations of FSAC and Agiliti, the material U.S. federal income tax considerations for beneficial owners of our FSAC common stock and FSAC warrants of (i) electing to have their FSAC common stock redeemed for cash if the acquisition is completed, (ii) the Business Combination, and (iii) the ownership and disposition of common stock of Agiliti and Agiliti warrants are set forth below. This summary is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the "Code," the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the U.S. Internal Revenue Service, which we refer to as the "IRS," and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, mutual funds, pension plans, S corporations, broker-dealers, traders in securities that elect mark-to-market treatment, regulated investment companies, real estate investment trusts, trusts and estates, partnerships and their partners, and tax-exempt organizations (including private foundations)) and investors that hold FSAC common stock or warrants or common stock of Agiliti or warrants as part of a "straddle," "hedge," "conversion," "synthetic security," "constructive ownership transaction," "constructive sale" or other integrated transaction for U.S. federal income tax purposes, investors subject to the alternative minimum tax provisions of the Code, U.S. Holders (as defined below) that have a functional currency other than the United States dollar, U.S. expatriates, investors subject to the U.S. "inversion" rules, and Non-U.S. Holders (as defined below, and except as otherwise discussed below), all of whom may be subject to tax rules that differ materially from those summarized below. This summary does not discuss any state, local, or non-United States tax considerations, any non-income tax (such as gift or estate tax) considerations or Medicare tax considerations. This summary does not address any tax consequences to investors that directly or indirectly hold equity interests in UHS prior to the Business Combination, including holders of FSAC common stock or warrants that also hold, directly or indirectly, equity interests in UHS. This summary is limited to investors that hold FSAC common stock or warrants or common stock of Agiliti or warrants as "capital assets" under the Code.

        If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds FSAC common stock or warrants or common stock of Agiliti or warrants, the tax treatment of a partner in such partnership will depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding FSAC common stock or warrants or common stock of Agiliti or warrants, you are urged to consult your tax advisor regarding the tax consequences of a redemption.

        Because each share of FSAC common stock and one-half of a warrant that compose a unit, as well as each share of common stock of Agiliti and one-half of a warrant that compose a unit, are separable at the option of the holder, as well as the option of FSAC or Agiliti, as the case may be, and because each such share and one-half warrant so separated is listed and tradable on NASDAQ, each such share and one-half warrant should be treated for U.S. federal income tax purposes as separate instruments and the unit itself should not be treated as an integrated instrument. No assurance can be given, however, that the IRS would not assert, or that a court would not sustain a contrary position, including that each unit should be treated as an integrated instrument; there are certain authorities that suggest this contrary position is the proper treatment of certain instruments similarly issued as a unit, although many of these authorities involve instruments that are not separable, or where the holder is economically compelled not to separate the unit. If the units were each treated as an integrated instrument comprising a share of FSAC common stock and a one-half warrant, or a share of common stock of Agiliti and a one-half warrant, as the case may be, each unit would likely be treated as stock for U.S. federal income tax purposes, in which case the tax consequences described herein to a beneficial owner of a unit who does not also separately hold any warrants would correspond to the tax consequences described below to a beneficial owner of common stock, and the portions of the discussion describing the tax consequences in respect of a warrant would not apply. The remainder of this discussion assumes that each such share and one-half warrant that compose a unit is treated for U.S. federal income tax purposes as a separate instrument and the unit itself is not treated as an integrated instrument. You are urged to consult your tax advisor concerning the U.S. federal, state, local and any foreign tax consequences of an investment in a unit (including alternative characterizations of a unit).

  U.S. Federal Income Tax Considerations to U.S. Holders

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of FSAC common stock or warrants, or common stock of Agiliti or warrants, as the case may be, that is:

  •
  an individual who is a United States citizen or resident of the United States;

  •
  a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

  Tax Consequences for U.S. Holders Exercising Redemption Rights

        This section is addressed to U.S. Holders of FSAC common stock that elect to have their FSAC common stock redeemed for cash as described in the section entitled "Special Meeting in Lieu of 2018 Annual Meeting of FSAC Stockholders—Redemption Rights."

  Redemption of FSAC Common Stock

        In the event that a U.S. Holder's FSAC common stock is redeemed pursuant to the redemption provisions described in the section entitled "Special Meeting in Lieu of 2018 Annual Meeting of FSAC Stockholders—Redemption Rights," the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the FSAC common stock under Section 302 of the Code. Whether the redemption qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of owning warrants or as a result of the Business Combination) relative to all of our shares treated as held by the U.S. Holder both before and after the redemption. The redemption of FSAC common stock will be treated as a sale of the FSAC common stock (rather than as a distribution) if the redemption (i) is "substantially disproportionate" with respect to the U.S. Holder, (ii) results in a "complete termination" of the U.S. Holder's interest in us or (iii) is "not essentially equivalent to a dividend" with respect to the U.S. Holder.

        In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also shares of our stock that are constructively owned by it, subject to certain exceptions. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, such as FSAC common stock which could be acquired pursuant to the exercise of the warrants (and, after the completion of the Business Combination, common stock of Agiliti which could be acquired by exercise of the warrants). In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of FSAC common stock must, among other requirements, be less than 80% of the FSAC common stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder's interest if either (i) all of the shares of our stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of our stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock and certain other requirements are met. The redemption of the FSAC common stock will not be essentially equivalent to a dividend if a U.S. Holder's conversion results in a "meaningful reduction" of the U.S. Holder's proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder's proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction."

        If none of the foregoing tests are satisfied, then the redemption will be treated as a distribution and the tax effects will be as described below under "—Taxation of Distributions."

        U.S. Holders who actually or constructively own five percent (or, if FSAC common stock is not then "publicly traded," one percent) or more of FSAC common stock (by vote or value) may be subject to special reporting requirements with respect to a redemption of FSAC common stock. We expect that the FSAC common stock will be publicly traded for this purpose. Such U.S. Holders should consult with their tax advisors with respect to their reporting requirements.

        U.S. Holders of our FSAC common stock considering exercising their redemption rights are urged to consult their tax advisors to determine whether the redemption of their FSAC common stock would be treated as a sale or as a distribution under the Code.

  Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of FSAC Common Stock

        If the redemption qualifies as a sale of FSAC common stock, a U.S. Holder must treat any gain or loss recognized upon a sale, taxable exchange or other taxable disposition of our FSAC common stock as capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for the FSAC common stock so disposed of exceeds one year. It is unclear whether the redemption rights with respect to the FSAC common stock have suspended the running of the applicable holding period for this purpose. A U.S. Holder will recognize gain or loss upon a sale, taxable exchange or other taxable disposition of FSAC common stock in an amount equal to the difference between (i) the sum of cash and the fair market value of any property received in such disposition (or, if the FSAC common stock is held as part of a unit at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the FSAC common stock based upon the then fair market values of the FSAC common stock and the warrant included in the unit) and (ii) the U.S. Holder's adjusted tax basis in its FSAC common stock so disposed of. A U.S. Holder's adjusted tax basis in its FSAC common stock will equal the U.S. Holder's acquisition cost of the FSAC common stock (which, if the FSAC common stock was acquired as part of a unit, is the portion of the purchase price of the unit allocated to the share of FSAC common stock or, if the FSAC common stock was received upon exercise of a warrant the initial basis of the FSAC common stock upon exercise of the warrant (as described below in "—Tax Consequences of Ownership and Disposition of Agiliti Common Stock and Warrants Exercisable for Shares of Agiliti Common Stock—Exercise or Lapse of a Warrant")) less any prior distributions treated as a return of capital. Long-term capital gain realized by a non-corporate U.S. Holder is subject to taxation at a reduced rate if certain requirements are satisfied. The deduction of capital losses is subject to limitations.

  Taxation of Distributions

        If the redemption does not qualify as a sale of FSAC common stock, the U.S. Holder will be treated as receiving a distribution. In such case, any distributions to U.S. Holders will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder's adjusted tax basis in the FSAC common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the FSAC common stock and will be treated as described above under "—Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of FSAC Common Stock." Dividends we pay to a U.S. Holder that is a taxable corporation will qualify for a dividends received deduction if the requisite holding period is satisfied and certain other requirements are satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will constitute "qualified dividends" that will be taxable at a reduced rate.

        WE URGE HOLDERS OF FSAC COMMON STOCK CONTEMPLATING EXERCISE OF THEIR REDEMPTION RIGHTS TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

  Tax Consequences of the Business Combination

        The exchange by U.S. Holders of FSAC common stock for common stock of Agiliti pursuant to the Parent Merger should constitute a tax-deferred transaction in which no gain or loss is recognized by the U.S. Holders of FSAC common stock because the Parent Merger is expected to qualify as a tax-deferred "reorganization" under Section 368 of the Code, or, alternatively, as part of a tax-deferred transaction pursuant to Section 351 of the Code. Accordingly, the adjusted tax basis of the shares of common stock of Agiliti received by such a U.S. Holder of FSAC common stock in the Parent Merger will be the same as the adjusted tax basis of the FSAC common stock surrendered in exchange therefor. In addition, the holding period of the shares of common stock of Agiliti received in the Parent Merger by such a U.S. Holder of shares of FSAC common stock will include the period during which such shares of FSAC common stock were held on the date of the Parent Merger. It is unclear whether the redemption rights with respect to the FSAC common stock have suspended the running of the applicable holding period for this purpose. Every "significant transferor" pursuant to the exchange must include a statement on or with such transferor's income tax return for the taxable year of the exchange. For this purpose, a significant transferor includes a person that transferred property to a corporation and received stock of the transferee corporation if, immediately after the exchange, such person—(i) owned at least five percent (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least one percent (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded. We expect that the common stock of Agiliti will be publicly traded for this purpose.

        It is the opinion of Kirkland & Ellis LLP that the FSAC warrants becoming exercisable for common stock of Agiliti, and the FSAC warrant agreements being assigned to, and assumed by, Agiliti,

should also constitute a tax-deferred transaction in which no gain or loss is recognized by the U.S. Holders of FSAC warrants. The basis for this position is that the terms of the warrants are not otherwise being changed pursuant to the Parent Merger and because the terms of the warrants, when originally issued, contemplated, among other things, the warrants becoming exercisable into shares of another corporation under circumstances similar to the Parent Merger or, alternatively, that the Parent Merger constitutes a tax-deferred "reorganization" under Section 368 of the Code. Accordingly, the adjusted tax basis of the Agiliti warrants of such a U.S. Holder immediately after the Parent Merger should be the same as the adjusted tax basis of such U.S. Holder's FSAC warrants immediately prior to the Parent Merger. In addition, the holding period of the Agiliti warrants of such a U.S. Holder immediately after the Parent Merger should include the period during which such U.S. Holder held such U.S. Holder's FSAC warrants immediately prior to the Parent Merger. However, due to a lack of clear authority, the issue is not free from doubt, and there is a risk that the warrant transaction would be treated as a taxable exchange of FSAC warrants for Agiliti warrants and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. In that case, a U.S. Holder of FSAC warrants would recognize gain, but not loss, equal to the lesser of (i) such U.S. Holder's "realized gain" from the exchange (the excess of the sum of the fair market value of the common stock of Agiliti received and Agiliti warrants treated as having been received over such stockholder's aggregate tax basis in the FSAC common stock exchanged and FSAC warrants treated as having been exchanged), or (ii) the fair market value of the Agiliti warrants treated as having been received by such U.S. Holder. Any such gain would be long-term capital gain if the U.S. Holder's holding period in the FSAC common stock and FSAC warrants is more than one year at the time of the Parent Merger. In that case, the U.S. Holder's tax basis in the Agiliti warrants would be equal to the fair market value of such Agiliti warrants at the time of the Parent Merger and the U.S. Holder would start a new holding period in the Agiliti warrants at such time.

  Tax Consequences of Ownership and Disposition of Agiliti Common Stock and Warrants Exercisable for Shares of Agiliti Common Stock

  Dividends and Other Distributions on Agiliti Common Stock

        Distributions on common stock of Agiliti will be subject to the rules described above under "—Tax Consequences for U.S. Holders Exercising Redemption Rights—Taxation of Distributions."

  Dispositions of Agiliti Common Stock or Warrants

        The sale, exchange or other disposition of common stock of Agiliti or warrants will be subject to the rules described above in "—Tax Consequences for U.S. Holders Exercising Redemption Rights—Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of FSAC Common Stock."

  Exercise or Lapse of a Warrant

        Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder will not recognize taxable gain or loss on the acquisition of common stock upon exercise of a warrant for cash. The U.S. Holder's tax basis in the share of common stock of Agiliti received upon exercise of the warrant will be an amount equal to the sum of the U.S. Holder's initial investment in the warrant (i.e., the portion of the U.S. Holder's purchase price for units that is allocated to the warrant) and the exercise price. The U.S. Holder's holding period for the common stock of Agiliti received upon exercise of the warrants will begin on the date following the date of exercise (or possibly the date of exercise) of the warrants and will not include the period during which the U.S. Holder held the warrants. Subject to certain exceptions, if a warrant is allowed to lapse unexercised, a U.S. Holder will realize a capital loss equal to such U.S. Holder's tax basis in the warrant. Such loss will be long-term if the warrant has been held for more than one year.

        The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder's basis in the common stock of Agiliti received would equal the U.S. Holder's basis in the warrant. If the cashless exercise were treated as not being a gain realization event, a U.S. Holder's holding period in the common stock of Agiliti would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the common stock of Agiliti would include the holding period of the warrant.

        It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of shares of common stock of Agiliti having a value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the common stock of Agiliti represented by the warrants deemed surrendered and the U.S. Holder's tax basis in the warrants deemed surrendered. In this case, a U.S. Holder's tax basis in the common stock of Agiliti received would equal the sum of the fair market value of the common stock of Agiliti represented by the warrants deemed surrendered and the U.S. Holder's tax basis in the warrants exercised. A U.S. Holder's holding period for the common stock of Agiliti would commence on the date following the date of exercise (or possibly the date of exercise) of the warrant.

        Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

  Adjustment to Exercise Price

        Under Section 305 of the Code, if certain adjustments are made (or not made) to the number of shares to be issued upon the exercise of a warrant or to the warrant's exercise price, a U.S. Holder may be deemed to have received a constructive distribution with respect to the warrant, which could result in adverse consequences for the U.S. Holder, including the inclusion of dividend income. These rules governing constructive distributions are complex and U.S. Holders should consult their tax advisors on the tax consequences any such constructive distribution.

  U.S. Federal Income Tax Considerations to Non-U.S. Holders

        For purposes of this discussion, a "Non-U.S. Holder" is a beneficial owner of FSAC common stock, or warrant, or common stock of Agiliti or warrant, as the case may be, in each case that is not a U.S. Holder. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to Non-U.S. Holders, such as Non-U.S. Holders and investors in Non-U.S. Holders subject to special tax rules (e.g., controlled foreign corporations, passive foreign investment corporations, qualified foreign pension funds or foreign governments) or Non-U.S. Holders described in the discussion under the heading "Material U.S. Federal Income Tax Considerations to FSAC Common Stockholders and Warrant Holders."

  Tax Consequences for Non-U.S. Holders Exercising Redemption Rights

        This section is addressed to Non-U.S. Holders of FSAC common stock that elect to have their FSAC common stock redeemed for cash as described in the section entitled "Special Meeting in Lieu of 2018 Annual Meeting of FSAC Stockholders—Redemption Rights."

  Redemption of FSAC Common Stock

        The characterization for United States federal income tax purposes of the redemption of a Non-U.S. Holder's FSAC common stock pursuant to the redemption provisions described in the sections entitled "Special Meeting in Lieu of 2018 Annual Meeting of FSAC Stockholders—Redemption Rights" will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder's FSAC common stock, as described under "—U.S. Federal Income Tax Considerations to U.S. Holders—Tax Consequences for U.S. Holders Exercising Redemption Rights."

        Non-U.S. Holders of FSAC common stock considering exercising their redemption rights should consult their tax advisors as to whether the redemption of their FSAC common stock will be treated as a sale or as a distribution under the Code.

  Gain on Sale, Taxable Exchange or Other Taxable Disposition of FSAC Common Stock

        Subject to the discussion below under "—FATCA," if the redemption qualifies as a sale of FSAC common stock, a Non-U.S. Holder will not be subject to United States federal income or withholding tax in respect of gain recognized on a sale of its FSAC common stock, unless:

  •
  the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties if such a treaty applies, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder), in which case the Non-U.S. Holder will be subject to similar treatment as a U.S. Holder with respect to the redemption, and a corporate Non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty);

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the redemption takes place and certain other conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax on the individual's net capital gain for the year;

  •
  we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the FSAC common stock, and, in the case where shares of FSAC common stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of FSAC common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder's holding period for the shares of FSAC common stock; or

  •
  the Non-U.S. Holder fails to establish an exemption from backup withholding (e.g., the Non-U.S. Holder fails to certify under penalties of perjury that it is not a U.S. person (usually on an IRS Form W-8BEN or W-8BEN-E)), in which case the proceeds from such disposition may be subject to backup withholding at a rate of 24%.

        With respect to the third bullet point above (if applicable to a particular Non-U.S. Holder), gain recognized by such holder on the sale, exchange or other disposition of FSAC common stock will be subject to tax at applicable U.S. federal income tax rates. In addition, a purchaser of FSAC common stock from such Non-U.S. Holder would be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. There can be no assurance that FSAC common stock will be treated as regularly traded on an established securities market. FSAC does not believe that it has been or will be a "United States real property holding corporation" for U.S. federal income tax purposes but there can no assurance in this regard.

  Taxation of Distributions

        If the redemption does not qualify as a sale of FSAC common stock, the Non-U.S. Holder will be treated as receiving a distribution. Subject to the discussion below under "—FATCA," any distributions we make to a Non-U.S. Holder on shares of FSAC common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States, the applicable withholding agent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder's adjusted tax basis in its shares of FSAC common stock (and, subject to the discussion below under "—FATCA," and the third bullet point above under "—Tax Consequences for Non-U.S. Holders Exercising Redemption Rights—Gain on Sale, Taxable Exchange or Other Taxable Disposition of FSAC Common Stock," to the extent such distribution does not exceed the adjusted tax basis, such amount will not be subject to withholding unless backup withholding applies) and, to the extent such distribution exceeds the Non-U.S. Holder's adjusted tax basis, as gain realized from the sale or other disposition of FSAC common stock, which will be treated as described above under "—Tax Consequences for Non-U.S. Holders Exercising Redemption Rights—Gain on Sale, Taxable Exchange or Other Taxable Disposition of FSAC Common Stock." Dividends we pay to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder's conduct of a trade or business within the United States will not be subject to United States withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements. Instead, such dividends will be subject to United States federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders (subject to an exemption or reduction in such tax as may be provided by an applicable income tax treaty). If the Non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

  Tax Consequences of the Parent Merger

        The characterization for United States federal income tax purposes of an exchange of a Non-U.S. Holder's FSAC common stock solely for common stock of Agiliti as a result of the Parent Merger in connection with the Business Combination will correspond to the U.S. federal income tax characterization of such an exchange of a U.S. Holder's FSAC common stock for common stock of Agiliti. Any such Non-U.S. Holder will not be subject to U.S. federal income tax on the exchange unless the exchange is treated as a taxable exchange and the Non-U.S. Holder falls within any of the circumstances described in the bullets above under "—Gain on Sale, Taxable Exchange or Other Taxable Disposition of FSAC Common Stock."

  Tax Consequences of Ownership and Disposition of Agiliti Common Stock and Warrants Exercisable for Shares of Agiliti Common Stock

  Dividends and Other Distributions on Agiliti Common Stock and Adjustments to Exercise Price

        Any distributions made to a Non-U.S. Holder on common stock of Agiliti (and any constructive distributions a Non-U.S. Holder may be deemed to receive, as described above under "—U.S. Federal Income Tax Considerations to U.S. Holders—Tax Consequences of Ownership and Disposition of Agiliti Common Stock and Warrants Exercisable for Shares of Agiliti Common Stock—Adjustment to Exercise Price") will be subject to the rules described above under "—Tax Consequences for Non-U.S. Holders Exercising Redemption Rights—Taxation of Distributions."

        In addition, Section 871(m) of the Code imposes withholding tax at a rate of 30% (or lower treaty rate) on certain "dividend equivalent" payments made or deemed made to non-U.S. persons in respect of financial instruments that reference U.S. stocks. Under final Treasury regulations issued pursuant to Section 871(m), these rules do not apply to a payment to the extent that the payment is already treated as a deemed dividend to you as described above under "—U.S. Federal Income Tax Considerations to U.S. Holders—Tax Consequences of Ownership and Disposition of Agiliti Common Stock and Warrants Exercisable for Shares of Agiliti Common Stock—Adjustment to Exercise Price." However, because the Section 871(m) rules are complex, it is possible that they will apply in certain circumstances in which the deemed dividend rules above do not apply, in which case the Section 871(m) rules might require withholding. You should consult your tax advisor regarding the potential application of the Section 871(m) rules to your ownership of the warrants.

  Exercise or Lapse of a Warrant

        The U.S. federal income tax characterization of a Non-U.S. Holder's exercise or lapse of a warrant will correspond to the U.S. federal income tax characterization of the exercise or lapse of a warrant by a U.S. Holder, as described under "—U.S. Federal Income Tax Considerations to U.S. Holders—Tax Consequences of Ownership and Disposition of Agiliti Common Stock and Warrants Exercisable for Shares of Agiliti Common Stock—Exercise or Lapse of a Warrant" above. However, capital losses recognized by a Non-U.S. Holder on lapse of a warrant will be taken into account for U.S. income tax purposes only for purposes of calculating net capital gain described in the second bullet above in "—Tax Consequences for Non-U.S. Holders Exercising Redemption Rights—Gain on Sale, Taxable Exchange or Other Taxable Disposition of FSAC Common Stock."

  Disposition of Agiliti Common Stock or Warrants

        The sale, exchange or other disposition of common stock of Agiliti or warrants will be subject to the rules described above in "—Tax Consequences for Non-U.S. Holders Exercising Redemption Rights—Gain on Sale, Taxable Exchange or Other Taxable Disposition of FSAC Common Stock."

  FATCA

        A 30% withholding tax applies with respect to certain payments on and, after December 31, 2018, gross proceeds from a sale or disposition of, FSAC common stock, FSAC warrants, common stock of Agiliti, and Agiliti warrants (including dividends and any constructive distributions treated as a dividend as described above under "—U.S. Federal Income Tax Considerations to U.S. Holders—Tax Consequences of Ownership and Disposition of Agiliti Common Stock and Warrants Exercisable for Shares of Agiliti Common Stock—Adjustment to Exercise Price"), in each case, if paid to a foreign financial institution or a non-financial foreign entity (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country or future Treasury Regulations may modify these requirements. U.S. Holders and Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible implications of such withholding tax.

Regulatory Matters

        At any time before or after consummation of the Business Combination, notwithstanding the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act" or "HSR"), the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. FSAC cannot assure you that the Antitrust Division of the United States Department of Justice, the U.S. Federal Trade Commission, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, FSAC cannot assure you as to its result. FSAC and UHS Holdco will file required forms under the HSR Act with the Antitrust Division of the United States Department of Justice and the U.S. Federal Trade Commission. Neither FSAC nor UHS Holdco is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the HSR approval. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

        The Business Combination is conditioned on the approval of the proposals hereby, other than the Adjournment proposal, at the special meeting. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

        This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if the holders of at least a majority of the outstanding shares of FSAC's common stock vote "FOR" the Business Combination Proposal. Failure to vote by proxy or to vote in person at the special meeting or an abstention from voting will have the same effect as a vote "AGAINST" the Business Combination Proposal.

        Sponsor and FSAC's directors and officers have agreed to vote Founder Shares and any shares of common stock owned by them in favor of the Business Combination. As of the date hereof, Sponsor and FSAC's directors and officers have not purchased any public shares.

        In addition, the Majority Stockholders have entered into a voting, support, contribution and restrictive covenant agreements pursuant to which, among other things, they have agreed to deliver a written consent approving the Business Combination, within two business days of the date when the registration statement of which this proxy statement/prospectus is a part becomes effective.

Recommendation of the Board of Directors

FSAC'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE "FOR" THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2—THE NASDAQ PROPOSAL

Overview

        In connection with the Business Combination, FSAC intends to issue securities in a private placement transaction that exceeds 20% of the number of FSAC's common stock outstanding prior to the transaction. FSAC intends to issue (i) 20,000,000 shares of Class A common stock at a purchase price of $10.00 per share to THL Stockholder and (ii) 5,000,000 shares of Class A common stock at a purchase price of $10.00 per share to certain institutional investors, in each case subject to closing conditions, including the closing of the Business Combination. The shares issued by FSAC in the Private Placement will be converted into shares of common stock of Agiliti at the closing of the Business Combination. The proceeds from the Private Placement, which will be equal to $250.0 million, will be used to partially fund the cash consideration to be paid to the Selling Equityholders at closing of the Business Combination.

Subscription Agreements with Institutional Investors

        FSAC and Agiliti entered into subscription agreements with certain institutional investors pursuant to which the investors have agreed to purchase, and FSAC has agreed to sell, $50.0 million in shares of Class A common stock of FSAC at a price of $10.00 per share in connection with the Private Placement. Each of the subscription agreements with various institutional investors provides that each such investor will subscribe for and purchase the number of shares of Class A common stock of FSAC set forth therein subject to the conditions that: (i) no suspension of trading of such shares, or initiation or threatening of any proceedings, has occurred other than in connection with the consummation of the Business Combination, (ii) all representations and warranties of FSAC, Agiliti and each such subscriber are true and correct in all material respects (subject to the exceptions and as of the dates set forth in each such agreement), (iii) no applicable governmental authority has entered any judgment, order, law, rule or regulation which makes consummation of the Business Combination illegal, and no governmental authority has instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition on the Business Combination and (iv) all conditions precedent to Closing have been satisfied or waived.

        The subscription agreements will terminate with no further force and effect upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of the parties to such subscription agreement or (iii) if any of the conditions to closing set forth in such subscription agreement are not satisfied or waived on or prior to the closing of the Private Placement and, as a result thereof, the transactions contemplated by such subscription agreement are not consummated at the closing of the Private Placement.

        In addition, the subscription agreements contemplate that in the event that the shares purchased are not registered on the registration statement of which this proxy statement/prospectus is a part in connection with the consummation of the Business Combination, Agiliti will, within 30 days after the consummation of the Business Combination, file with the SEC a registration statement registering the resale of such shares of common stock and will use its commercially reasonable efforts to have such registration statement declared effective within 90 days after the consummation of the Business Combination. The subscription agreements do not contemplate the payment of penalties or liquidated damages to the institutional investors party thereto as a result of a failure to register, or delays with respect to the registration of, Agiliti's common stock.

Subscription Agreement with THL Stockholder

        FSAC and Agiliti entered into a subscription agreement (the "THL Subscription Agreement") with THL Stockholder pursuant to which THL Stockholder has agreed to purchase $200.0 million in shares of Class A common stock of FSAC at a price of $10.00 per share in connection with the Private

Placement. The THL Subscription Agreement provides that THL Stockholder will subscribe for and purchase the number of shares of Class A common stock of FSAC set forth therein subject to the conditions that: (i) no suspension of trading of such shares, or initiation or threatening of any proceedings, has occurred other than in connection with the consummation of the Business Combination, (ii) all representations and warranties of FSAC, Agiliti and THL Stockholder are true and correct in all material respects (subject to the exceptions and as of the dates set forth in each such agreement), (iii) no applicable governmental authority has entered any judgment, order, law, rule or regulation which makes consummation of the Business Combination illegal, and no governmental authority has instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition on the Business Combination, (iv) all conditions precedent to Closing shall have been satisfied or waived (without any material waiver of any such conditions that would reasonably be expected to adversely affect THL Stockholder except waivers to which THL Stockholder consents in writing) and the debt financing contemplated by the Debt Commitment Letter to be funded at Closing has been funded or will be funded at the Closing (and the Debt Financing to be funded after the Closing for the purpose of the refinancing UHS Opco's existing senior notes is not subject to any event of default or unsatisfied condition which would permit the lenders not to fund all or a portion of the Debt Financing as contemplated by the Debt Commitment Letter); and (v) no material amendment or modification of the Merger Agreement has occurred that would reasonably be expected to adversely affect THL Stockholder, unless THL Stockholder has consented in writing to such amendment or modification.

        The subscription agreement will terminate with no further force and effect upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties to such subscription agreement or (iii) if any of the conditions to closing set forth in such subscription agreement are not satisfied or waived on or prior to the closing of the Private Placement and, as a result thereof, the transactions contemplated by such subscription agreement are not consummated at the closing of the Private Placement. The THL Subscription Agreement also terminates if UHS Holdco or any of its affiliates asserts any right or seeks any remedy against THL Stockholder or any of its direct and indirect equityholders, management companies, affiliates, agents, attorneys or representatives, other than (i) the right to specific performance by UHS Holdco against THL Stockholder as described below, (ii) a claim against FSAC or Agiliti under the Merger Agreement, (iii) the right of specific performance by UHS Holdco as third party beneficiary to an equity commitment letter provided to THL Stockholder by certain funds affiliated with THL, or (iv) a claim by UHS Holdco under certain ancillary agreement deliverables pursuant to the Merger Agreement against another party to any such agreement.

        UHS Holdco has the right, as a third party beneficiary of the THL Subscription Agreement, to obtain specific performance of THL Stockholder's obligation to cause the subscription amount to be funded when due, but solely to the extent FSAC has the right thereunder to enforce such obligation pursuant to the terms, and subject to the conditions, thereof and solely to the extent required to give effect to a grant of specific performance to UHS Holdco under and in accordance with the terms and conditions of the Merger Agreement.

        The shares of Class A common stock of FSAC purchased by THL Stockholder will be granted the registration rights as set forth in the Registration Rights Agreement.

        The terms of the subscription agreements entered into in connection with the Private Placement are described below. For further information, please see a copy of the form of the Subscription Agreements attached as Annex D hereto. The discussion herein is qualified in its entirety by reference to such documents.

Why FSAC Needs Stockholder Approval

        FSAC is seeking stockholder approval in order to comply with NASDAQ Listing Rule 5635(a).

        Under NASDAQ Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock; or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, FSAC may issue 20% or more of its outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the Private Placement.

Effect of Proposal on Current Stockholders

        If the NASDAQ Proposal is adopted, the securities will be issued in connection with the Private Placement. The issuance of such shares would result in significant dilution to FSAC's stockholders, and would afford FSAC's stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of FSAC.

Vote Required for Approval

        If the Business Combination Proposal is not approved, the NASDAQ Proposal will not be presented at the special meeting. The NASDAQ Proposal will be approved and adopted only if the holders of at least a majority of the shares of FSAC's common stock represented in person or by proxy vote "FOR" the NASDAQ Proposal. Failure to vote by proxy or to vote in person at the special meeting will have no effect on the outcome of the NASDAQ Proposal. Abstentions from voting will have the same effect as a vote "AGAINST" the NASDAQ Proposal.

        As of the record date, Sponsor and FSAC's directors and officers have agreed to vote any Founder Shares and any other shares of common stock owned by them in favor of the NASDAQ Proposal. As of the date hereof, Sponsor and FSAC's directors and officers have not purchased any public shares.

        The approval of the NASDAQ Proposal is a condition to the adoption of the Business Combination Proposal and vice versa.

Recommendation of the Board of Directors

        FSAC'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE "FOR" THE NASDAQ PROPOSAL.

 PROPOSAL NO. 3—THE CHARTER PROPOSAL

        The Charter Proposal, if approved, will approve the following material differences between the constitutional documents of Agiliti that will be in effect upon the closing of the Business Combination and FSAC's current amended and restated certificate of incorporation:

  •
  the name of the new public entity will be "Agiliti, Inc." as opposed to "Federal Street Acquisition Corp.";

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  Agiliti will have 350,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock, as opposed to FSAC having 220,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock; and

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  amendments to the provisions of Agiliti's charter relating to composition of the board of directors, persons entitled to call a special meeting of the stockholders, stockholders not being able to take actions by written consent, amendments to the bylaws of Agiliti by stockholders, indemnification of directors, the election not to be governed by Section 203 of the DGCL and corporate opportunity will require the affirmative vote of at least 66 2/3% of the voting power of all outstanding shares of capital stock of Agiliti entitled to vote generally in the election of directors as opposed to majority vote as provided in FSAC's charter;

  •
  the corporate opportunity doctrine will not apply to directors, officers, employees or representatives of IPC or THL Stockholder nor to their respective affiliates as opposed to FSAC's charter which was silent with respect to this exemption;

  •
  the election not to be governed by Section 203 of the DGCL and the addition of a provision that is substantially similar to Section 203 of the DGCL, but excludes THL Stockholder, IPC, each of their successors, affiliates and each of their respective transferees from the definition of "interested stockholder"; and

  •
  Agiliti's constitutional documents do not include the various provisions applicable only to specified purpose acquisition corporations that FSAC's amended and restated certificate of incorporation contains.

        This vote, however, will not actually result in stockholders of FSAC approving Agiliti's constitutional documents or amendments to FSAC's corporate governing documents but instead will simply approve the aforementioned material differences in the two sets of documents.

        In the judgment of FSAC's board of directors, the Charter Proposal is desirable for the following reasons:

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  the name of the new public entity is desirable to reflect the combined company's ability to change, grow, evolve and adapt;

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  the greater number of authorized number of shares of capital stock is desirable for Agiliti to have sufficient shares to issue to the holders of common stock and warrants of FSAC and Selling Equityholders to complete the Business Combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits;

  •
  the increased threshold to approve amendments to the provisions of Agiliti's amended and restated certificate of incorporation relating to composition of the board of directors, persons entitled to call a special meeting of the stockholders, stockholders not being able to take actions by written consent, amendments to the bylaws of Agiliti by stockholders, indemnification of directors, election not to be governed by Section 203 of the DGCL and corporate opportunity is desirable to protect Agiliti from unwanted attempts to obtain control;

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  the addition of provisions contemplating that certain transactions are not "corporate opportunities" and that certain persons, including IPC, THL Stockholder and their affiliates, are not subject to the doctrine of corporate opportunity and do not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as FSAC or any of its subsidiaries recognizes that IPC, THL Stockholder and their affiliates are private equity firms that execute investments in a wide range of companies and without these provisions they may be unwilling or unable to enter into the Business Combination;

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  the election not to be governed by Section 203 of the DGCL and the addition of a provision that is substantially similar to Section 203 of the DGCL, but excludes THL Stockholder, IPC, each of their successors, affiliates and each of their respective transferees from the definition of "interested stockholder" regardless of the percentage of our voting stock owned by them is appropriate because IPC and THL Stockholder will each hold voting power in excess of the 15% threshold under Section 203, such that "creeping control" without paying a fair premium to all stockholders, which Section 203 of the DGCL is intended to prevent, would not be applicable to IPC, THL Stockholder and their affiliates and transferees; and

  •
  the provisions that relate to the operation of FSAC as a blank check company prior to the consummation of its initial business combination will not be applicable to Agiliti (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

        Notwithstanding the foregoing, authorized but unissued shares of common stock may enable Agiliti's board of directors to render it more difficult or to discourage an attempt to obtain control of Agiliti and thereby protect continuity of or entrench its management, which may adversely affect the market price of Agiliti's securities. If, in the due exercise of its fiduciary obligations, for example, Agiliti's board of directors were to determine that a takeover proposal were not in the best interests of Agiliti, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effect effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable Agiliti to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. Agiliti currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

        In addition, the increased threshold to approve amendments to Agiliti's amended and restated certificate of incorporation and bylaws are intended to protect key provisions of the proposed amended and restated certificate of incorporation from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders. The increased threshold, however, may also render it more difficult or discourage an attempt to obtain control of Agiliti, which may adversely affect the market price of Agiliti's securities.

Vote Required

        If the Business Combination Proposal is not approved, the Charter Proposal will not be presented at the special meeting. The Charter Proposal will be approved and adopted only if the holders of at least a majority of the outstanding shares of FSAC's common stock vote "FOR" the Charter Proposal.

Failure to vote by proxy or to vote in person at the special meeting or an abstention from voting will have the same effect as a vote "AGAINST" the Charter Proposal.

        As of the record date, Sponsor and FSAC's directors and officers have agreed to vote any Founder Shares and any other shares of common stock owned by them in favor of the Charter Proposal. As of the date hereof, Sponsor and FSAC's directors and officers have not purchased any public shares.

        The approval of the Charter Proposal is a condition to the adoption of the Business Combination Proposal and vice versa.

        A copy of Agiliti's amended and restated certificate of incorporation, as will be in effect assuming approval of the Charter Proposal and upon consummation of the Business Combination and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Exhibit J to Annex A.

Recommendation of the Board of Directors

        FSAC'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE "FOR" THE CHARTER PROPOSAL.

 PROPOSAL NO. 4—THE INCENTIVE PLAN PROPOSAL

        In connection with the Business Combination, Agiliti intends to adopt a 2018 Omnibus Incentive Plan. The 2018 Omnibus Incentive Plan is expected to provide for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents and other stock-based awards and other substitute awards, annual incentive awards and performance awards. Directors, officers and other employees of Agiliti and its subsidiaries, as well as others performing consulting or advisory services for Agiliti and its affiliates, will be eligible for grants under the 2018 Omnibus Incentive Plan. The purpose of the 2018 Omnibus Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by aligning the interests of participants with those of Agiliti's stockholders. Set forth below is a summary of the expected material terms of the 2018 Omnibus Incentive Plan. For further information about the 2018 Omnibus Incentive Plan, we refer you to the complete copy of the 2018 Omnibus Incentive Plan, which will be attached as Annex B to this proxy statement/prospectus.

Administration

        The 2018 Omnibus Incentive Plan will be administered by Agiliti's compensation committee. The compensation committee will have the authority to construe and interpret the 2018 Omnibus Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2018 Omnibus Incentive Plan may be made subject to "performance conditions" and other terms.

Share Reserve

        Agiliti intends to reserve 10,356,000 shares of its common stock for issuance under the 2018 Omnibus Incentive Plan. In addition, the following shares of common stock of Agiliti will again be available for grant or issuance under the 2018 Omnibus Incentive Plan:

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  shares subject to awards granted under the 2018 Omnibus Incentive Plan that are subsequently forfeited or cancelled;

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  shares subject to awards granted under the 2018 Omnibus Incentive Plan that otherwise terminate without shares being issued; and

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  shares surrendered, cancelled or exchanged for cash (but not shares surrendered to pay the exercise price or withholding taxes associated with the award).

Eligibility for Participation

        Agiliti's employees, consultants and non-employee directors, and employees, consultants and non-employee directors of Agiliti's affiliates, will be eligible to receive awards under the 2018 Omnibus Incentive Plan. Agiliti anticipates that, following the closing of the Business Combination, approximately 3,000 employees (including executive officers) and ten non-employee directors will be eligible to participate in the 2018 Omnibus Incentive Plan. As of the closing of the Business Combination, no consultants will be eligible to participate in the 2018 Omnibus Incentive Plan. The board of directors or compensation committee will determine who will receive awards, and the terms and conditions associated with such award.

Award Forms and Limitations

        The 2018 Omnibus Incentive Plan will authorize the award of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, other cash-based awards and other stock-based awards. For stock options that are intended to qualify as incentive stock options ("ISOs"), under Section 422 of the Code, the maximum number of shares subject to ISO awards shall be 10,356,000.

Stock Options

        The 2018 Omnibus Incentive Plan will provide for the grant of ISOs only to employees of Agiliti and its subsidiaries. All options other than ISOs may be granted to employees, directors and consultants of Agiliti and its affiliates. The exercise price of each stock option must generally be at least equal to the fair market value of common stock of Agiliti on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of that value. Options granted under the 2018 Omnibus Incentive Plan may be exercisable at such times and subject to such terms and conditions as the compensation committee determines. The maximum term of options granted under the 2018 Omnibus Incentive Plan is ten (10) years (five years in the case of ISOs granted to 10% or more stockholders).The maximum term of the Options granted under the 2018 Omnibus Plan will be ten (10) years from the date of grant. None of the options may be exercised until vested.

Stock Appreciation Rights

        Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock of Agiliti, to the holder based upon the difference between the fair market value of common stock of Agiliti on the date of exercise and the stated exercise price of the stock appreciation right. The exercise price must be at least equal to the fair market value of common stock of Agiliti on the date the stock appreciation right is granted. Stock appreciation rights may vest based on time or achievement of performance conditions, as determined by the compensation committee in its discretion.

Restricted Stock

        The compensation committee may grant awards consisting of shares of common stock of Agiliti subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by Agiliti. The compensation committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions and/or the satisfaction of a time-based vesting schedule.

Restricted Stock Units

        Restricted stock units represent a right to receive shares of common stock of Agiliti in the future. Restricted stock units may vest based on time or achievement of performance conditions, as determined by the compensation committee in its discretion.

Other Stock-Based Awards and Other Cash-Based Awards

        Stock-based awards, such as restricted stock units, dividend equivalent rights and other awards denominated or payable in shares of common stock of Agiliti, may be granted as additional compensation for services or performance. Similarly, the compensation committee may grant other cash-based awards to participants in amounts and on terms and conditions determined by them in their discretion. Both other stock-based awards and other cash-based awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.

Performance Awards

        A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in shares of common stock of Agiliti. These awards are subject to forfeiture prior to settlement due to termination of a participant's employment or failure to achieve the performance conditions.

Non-Employee Director Compensation Limitation

        All compensation paid or granted to any individual for service as a non-employee director with respect to any calendar year, including awards granted under the 2018 Omnibus Incentive Plan, shall not exceed six- hundred thousand dollars ($600,000), calculating the value of any award based on the grant date fair value for financial reporting purposes.

Change in Control

        In the event of a change of control (as defined in the 2018 Omnibus Incentive Plan), the compensation committee may, in its discretion, provide for any or all of the following actions: (i) awards may be continued, assumed or substituted with new rights, (ii) awards may be purchased for cash equal to the excess (if any) of the highest price per share of common stock paid in the change in control transaction over the aggregate exercise price of such awards, (iii) outstanding and unexercised stock options and stock appreciation rights may be terminated prior to the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), or (iv) vesting or lapse of restrictions may be accelerated. All awards will be equitably adjusted in the case of stock splits, recapitalizations and similar transactions. If awards are not continued, assumed or substituted with new rights in connection with such change of control, all of the unvested awards (but only such awards that are not continued, assumed or continued) will vest. If awards are continued, assumed or substituted with new rights in connection with such change of control, such awards may be entitled to full double trigger vesting.

Transferability

        Awards granted under the 2018 Omnibus Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by Agiliti's compensation committee. Unless otherwise restricted by Agiliti's compensation committee, awards that are non-ISOs or SARs may be exercised during the lifetime of the optionee only by the optionee, the optionee's guardian or legal representative or a family member of the optionee who has acquired the non-ISOs or SARs by a permitted transfer. Awards that are ISOs may be exercised during the lifetime of the optionee only by the optionee or the optionee's guardian or legal representative.

Effective Date; Term

        The 2018 Omnibus Incentive Plan is expected to terminate ten years from the date Agiliti's board of directors approved the plan, unless it is terminated earlier by Agiliti's board of directors.

Tax Consequences Relating to Awards Granted under the 2018 Omnibus Incentive Plan

        The following discussion summarizes certain federal income tax consequences of the issuance, receipt, and exercises of stock options and the granting and vesting of restricted stock and restricted stock units, in each case, under the 2018 Omnibus Incentive Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the 2018 Omnibus Incentive Plan, nor does it cover state, local, or non-U.S. taxes.

  Incentive Stock Options

        In general, a participant realizes no taxable income upon the grant or exercise of an ISO. The exercise of an ISO, however, may result in an alternative minimum tax liability to the participant. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and a deduction for us) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which we are not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which we are not entitled to a deduction.

  Nonqualified Stock Options

        With certain exceptions, in the case of any Option that is not an ISO, i.e. nonqualified stock options ("NSO"), the participant has no taxable income at the time of grant but realizes income in connection with exercise of the NSO in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction will be available to Agiliti. Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss for which Agiliti is not entitled to a deduction.

  Restricted Stock

        Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and Agiliti will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date, less any amount paid for the stock, and Agiliti will be allowed a corresponding tax deduction at that time. If the participant files an election under Section 83(b) of the Code within 30 days after the date of grant of the restricted stock, the participant will recognize ordinary income as of the date of grant equal to the fair market value of the common stock as of that date, less any amount the participant paid for the common stock, and Agiliti will be allowed a corresponding tax deduction at that time. Any future appreciation in the common stock will be taxable to the participant at capital gains rates. If, however, the restricted stock award is later forfeited, the participant will not be able to recover the tax previously paid pursuant to his or her Section 83(b) election.

  Restricted Stock Units

        A participant does not recognize income, and Agiliti will not be allowed a tax deduction, at the time a restricted stock unit is granted. When the restricted stock units vest and are settled for cash or stock, the participant generally will be required to recognize as income an amount equal to the fair market value of the shares on the date of vesting. Any gain or loss recognized upon a subsequent sale or exchange of the stock (if settled in stock) is treated as capital gain or loss for which Agiliti will not be entitled to a deduction.

New 2018 Omnibus Incentive Plan Benefits

        Grants under the 2018 Omnibus Incentive Plan will be made at the discretion of the compensation committee. It is expected that the compensation committee of Agiliti will grant certain retention awards (the "Executive Retention Awards") as well as annual awards for 2018 (the "Initial Awards") to certain officers of Agiliti, including executive officers and other employees.

        The number of shares of common stock underlying Initial Awards to be granted under the 2018 Omnibus Incentive Plan in 2018, in addition to the Executive Retention Awards and any allocations of equity made to the members of the board of directors, will be equal to an amount up to approximately 1% of the outstanding equity of Agiliti at the time of grant, provided that, all subsequent annual awards that may ultimately be granted will be determined by the compensation committee in its sole discretion.

        The Executive Retention Awards to be granted to each executive officer are divided into two parts comprised of (i) options to purchase the common stock of the Agiliti subject to time-based vesting (the "Options") and (ii) restricted stock units subject to time-based vesting (the "RSUs"). The Initial Awards to be granted to each executive officer are divided in three parts comprised of (i) Options, (ii) RSUs, and (iii) restricted stock units subject to performance-based vesting (the "PRSUs"). The Executive Retention Awards and Initial Awards are calculated based on a three Option to one RSU ratio.

        The table below sets forth the expected number of Executive Retention Awards and Initial Awards to be granted by the compensation committee of Agiliti.

Name and Position	Number of Options	Number of RSUs	Number of PRSUs
Thomas J. Leonard Chief Executive Officer and Director	812,500	270,833	83,333
James B. Pekarek Executive Vice President and Chief Financial Officer	270,000	90,000	22,500
Kevin E. Ketzel President	323,750	107,917	36,667
Robert L. Creviston Chief Human Resources Officer	70,917	23,639	7,880
Bettyann Bird Senior Vice President, Marketing	189,750	63,250	13,750
All Other Executive Officers	78,370	38,238	9,560
Non-Executive Director Group(1)	—	—	—
All Non-Officer Employees(2)	374,990	363,339	53,494

(1)
Awards granted to directors are not currently determinable.

(2)
Non-officer employees who are expected to receive awards, will receive a mix of options, RSUs and, in certain cases, PRSUs depending on their position with the company.

        The table below sets forth the values used to calculate the number of Options, RSUs and PRSUs presented above with respect to Agiliti's expected executive officers. These values represent a percentage of base salary of each executive officer. Solely for purposes of calculating the numbers set forth above, each RSU and PRSU was given a value of $10.00 and Options were calculated on a ratio of three to one with respect to RSUs. The values presented below do not represent the actual value or the accounting value of the awards that will be granted.

Name	Value Used to Calculate Award Numbers Under Executive Retention Award	Value Used to Calculate Award Numbers Under Initial Award
Thomas J. Leonard	$3,750,000	$2,500,000
Kevin E. Ketzel	$1,425,000	$1,100,000
James B. Pekarek	$1,350,000	$675,000
Bettyann Bird	$990,000	$412,000
Robert L. Creviston	$315,188	$236,391
Lee Neumann	$242,300	$181,725
Scott Christensen	$210,126	$105,063

  Options

        The Options pursuant to the Executive Retention Awards will be subject to time-based vesting criteria only, with 25% of such Options vesting on each of the first four anniversaries of the date of grant. The Options pursuant to the Initial Awards will be subject to time-based vesting criteria only, with 33.3% of such Options vesting on each of the first three anniversaries of the date of grant. In each case, vesting is subject to continued employment on each vesting date and accelerated vesting as described herein.

        The exercise price of each Option will be set at fair market value of an underlying share of common stock as of the date of grant determined in accordance with procedures recommended by Mr. Leonard and determined by the compensation committee. The aggregate Option exercise price must be paid at the time of exercise in accordance with the 2018 Omnibus Incentive Plan. The term of the Options will be 10 years from the date of grant. Options may not be exercised until vested. Each vested Option will be exercisable until the earliest of: (i) 90 days following termination of employment including due to death; and (ii) the 10 years from the date of grant.

  Restricted Stock Units

        The RSUs pursuant to the Executive Retention Awards will be subject to time-based vesting criteria only, with 25% of such RSUs vesting on each of the first four anniversaries of the date of grant. The RSUs pursuant to the Initial Awards will be subject to time-based vesting criteria only, with 33.3% of such RSUs vesting on each of the first three anniversaries of the date of grant. In each case, vesting will be subject to continued employment on each vesting date and accelerated vesting as described herein.

  Performance-Based Restricted Stock Units

        The performance-based vesting criteria for the PRSUs pursuant to the Executive Retention Awards will be determined by the compensation committee upon the mutually agreed recommendation of Agiliti and Mr. Leonard, which recommendation shall reflect the strategy and business objectives of Agiliti. 33.33% of each PRSU grant will be eligible for vesting with respect to the achievement of the performance measure in each of the following three performance periods: (i) the one-year period commencing on the grant date and ending on the first anniversary of the grant date; (ii) the two-year period commencing on the grant date and ending on the second anniversary of the grant date, and (iii) the three-year period commencing on the grant date and ending on the third anniversary of the grant date. PRSUs will pay out based on performance from 0% to 200% of target.

  Acceleration Upon Change of Control

        In addition to any other acceleration approved by the board of directors, in connection with a change in control of Agiliti, (i) if the Options and RSUs are not assumed, substituted, and/or continued in connection with a change in control, all of the unvested Options and RSUs (but only those that are not assumed, substituted, and/or continued) will vest, (ii) if the Options and RSUs are assumed, substituted, and/or continued in connection with a change in control, the Options and the RSUs will vest if employment is terminated on or after the change in control of Agiliti other than a termination for "cause" or by resignation without "good reason", and (iii) PRSUs will have performance determined as of the change in control but will continue to remain subject to time-vesting conditions, provided that, PRSUs will vest if employment is terminated on or after the change in control of Agiliti other than a termination for "cause" or by resignation without "good reason".

  Effect Upon Termination of Employment

        Upon termination for "cause" or material breach of any restrictive covenant, all unvested awards will be automatically forfeited. If a senior executive is terminated without "cause" or resigns for "good reason" (i) the Options and the RSUs scheduled to vest for the one year after termination of service (if any) will vest in full, and (ii) the PRSUs will be eligible for pro-rated vesting based on the actual levels of performance through the date of the termination of employment (measured using a compound annual growth rate). In addition, if Mr. Leonard's employment terminates in accordance with an orderly transition plan coordinated with the board of directors, (i) the Options and the RSUs scheduled to vest for the two years after termination of service (if any) will vest in full and (ii) the PRSUs will be eligible for pro-rated vesting based on the actual levels of performance through the date of the termination of employment (measured using a compound annual growth rate). Each unvested award is terminated automatically upon any termination of employment (other than as provided in this section or the section above with respect to double-trigger vesting in connection with a change in control). All awards will be subject to Agiliti's clawback policy then currently in effect.

  Restrictive Covenants

        Each officer receiving an award will be subject to non-competition and non-solicitation restrictions that are effective during employment and for one-year (two years in the case of Mr. Leonard) period thereafter, or, if less, to the maximum extent permitted by applicable law.

Vote Required

        If the Business Combination Proposal is not approved, the Incentive Plan Proposal will not be presented at the special meeting. The Incentive Plan Proposal will be approved and adopted only if the holders of at least a majority of the shares of FSAC's common stock represented in person or by proxy vote "FOR" the Incentive Plan Proposal. Failure to vote by proxy or to vote in person at the special meeting will have no effect on the outcome of the Incentive Plan Proposal. Abstentions from voting will have the same effect as a vote "AGAINST" the Incentive Plan Proposal. Broker non-votes will have no effect on the vote.

        The approval of the Incentive Plan Proposal is a condition to the adoption of the Business Combination Proposal and vice versa.

        As of the record date, Sponsor and FSAC's directors and officers have agreed to vote any shares of common stock owned by them in favor of the Incentive Plan Proposal. As of the date hereof, Sponsor and FSAC's directors and officers have not purchased any public shares.

Recommendation of the Board of Directors

FSAC'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE "FOR" THE INCENTIVE PLAN PROPOSAL.

 PROPOSAL NO. 5—THE ADJOURNMENT PROPOSAL

Overview

        The Adjournment Proposal, if adopted, will allow FSAC's board of directors to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve the Business Combination Proposal, the NASDAQ Proposal, the Charter Proposal and the Incentive Plan Proposal, or FSAC's public stockholders have elected to redeem an amount of FSAC Class A common stock such that the Minimum Cash Condition (as defined herein) would not be satisfied. In no event will FSAC's board of directors adjourn the special meeting or consummate the Business Combination beyond the date by which it may properly do so under its amended and restated certificate of incorporation and Delaware law.

        The purpose of the adjournment proposal is to provide additional time and allow FSAC to solicit proxies and for stockholders to vote and to allow additional time for FSAC or Sponsor to make purchases of public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the Business Combination Proposal and the other proposals herein and to increase the likelihood that the Minimum Cash Condition or other requirements that are necessary to consummate the Business Combination would be met. See the section entitled "The Business Combination Proposal—Interests FSAC's Directors and Officers in the Business Combination."

        In addition to an adjournment of the special meeting upon approval of the Adjournment Proposal, FSAC's board of directors is empowered under Delaware law to postpone the meeting at any time prior to the meeting being called to order. In such event, FSAC will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Adjournment Proposal is Not Approved

        If the Adjournment Proposal is not approved by FSAC's stockholders, FSAC's board of directors may not be able to adjourn the special meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal or any other proposal or if FSAC's public stockholders have redeemed an amount of FSAC Class A common stock such that the Minimum Cash Condition could not be satisfied, and may be unable to consummate the Business Combination.

Vote Required for Approval

        The approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of FSAC's common stock represented in person or by proxy and entitled to vote thereon at the special meeting.

        Abstentions will have the same effect as a vote "AGAINST" this proposal. Failure to vote by proxy or to vote in person at the special meeting will have no effect on the Adjournment Proposal.

Recommendation of the Board of Directors

        FSAC'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT FSAC

        References in this section to "we", "our", "us", the "Company", or "FSAC" generally refer to Federal Street Acquisition Corp.

General

        FSAC is a blank check company incorporated as a Delaware corporation on March 21, 2017 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which is referred to herein as the initial business combination.

Business Strategy

        FSAC's business strategy is to identify, acquire and, after the initial business combination, build a company in the public markets. While FSAC has a broad investment mandate, it intends to pursue a company in the healthcare or other industry that it believes will benefit from the experience and expertise of its management team and board of directors. FSAC's selection process will leverage its team's network of relationships in the healthcare and other industries, including executives and management teams, private equity sponsors and other institutional investors, lenders, investment bankers, restructuring advisers, attorneys and accountants. FSAC believes a proactive and thematic approach to identifying acquisitions where it can leverage its deep domain expertise in healthcare and other industries as well as its operating expertise is fundamental to creating attractive investment returns. FSAC believes its management team and board of directors have the experience, capability and network to help create these opportunities as well as to help drive business improvements post-acquisition.

        FSAC's management team and board of directors have substantial experience with the following activities under varying economic and financial market conditions:

  •
  sourcing, structuring, acquiring and selling businesses;

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  fostering relationships with sellers, capital providers and target management teams;

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  operating companies as executives and active board members, and setting clear and effective business strategies for companies in healthcare and other industries;

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  identifying and implementing new organic growth initiatives, including through sales force optimization, pricing, product development and geographic expansion;

  •
  managing operational transformation, including significant cost restructuring plans, supply chain and procurement improvement and outsourcing;

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  driving accretive acquisitions;

  •
  designing successful organizations and managing human capital, including through development of aligned incentive compensation structures, retention and recruitment of outstanding executive leadership and formulating appropriate spans of control to encourage productive growth; and

  •
  accessing the capital markets, including financing businesses and helping companies transition to public ownership.

        FSAC believes the collective experience of its team, combined with the Sponsor's reputation in the investment community, will lead to many acquisition opportunities. Members of its management team are communicating with their network of relationships to articulate our acquisition themes, including the parameters of its search for a target company, and have begun the disciplined process of pursuing and reviewing promising leads.

Initial Business Combination

        FSAC's initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into an initial business combination. If our board of directors is not able to independently determine the fair market value of the target business or businesses or we are considering an initial business combination with an affiliated entity, we will obtain an opinion from an independent investment banking firm that is a member of Financial Industry Regulatory Authority, or FINRA, or from an independent accounting firm, with respect to the satisfaction of such criteria. We do not intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination.

        We may, at our option, pursue an Affiliated Joint Acquisition ("AJA") opportunity jointly with one or more parties affiliated with THL, including without limitation, officers and partners of THL, investment funds, accounts, co-investment vehicles and other entities managed by affiliates of THL and/or investors in funds, accounts, co-investment vehicles and other entities managed by affiliates of THL. Any such party may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by issuing to such parties a specified future issuance. The amount and other terms and conditions of any such specified future issuance would be determined at the time thereof. We are not obligated to make any AJA or specified future issuance and may determine not to do so. This is not an offer for any specified future issuance. Pursuant to the anti-dilution provisions of our Class F common stock, any such specified future issuance would result in an adjustment to the conversion ratio such that our Initial Stockholders and their permitted transferees, if any, would retain their aggregate percentage ownership at 20% of the sum of the total number of all shares of common stock outstanding upon the IPO plus all shares issued in the specified future issuance, unless our Sponsor, as the holder of a majority of the outstanding shares of Class F common stock, agrees to waive such adjustment with respect to the specified future issuance at the time thereof. We cannot determine at this time whether a majority of the holders of our Class F common stock at the time of any such specified future issuance would agree to waive such adjustment to the conversion ratio. If such adjustment is not waived, the specified future issuance would not reduce the percentage ownership of holders of our Class F common stock, but would reduce the percentage ownership of holders of our Class A common stock. If such adjustment is waived, the specified future issuance would reduce the percentage ownership of holders of both classes of our common stock.

        We anticipate structuring our initial business combination so that the post-transaction company in which our public stockholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or stockholders or for other reasons, including an AJA as described above, but we will only complete such initial business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our stockholders prior to the initial business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the initial business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test. If the initial business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses and we will treat the target businesses together as the initial business combination for purposes of a tender offer or for seeking stockholder approval, as applicable.

Financial Position

        With $464.1 million in the Trust Account as of June 30, 2018, which is available for an initial business combination, assuming no redemptions and after payment of $16,100,000 of deferred underwriting fees, before fees and expenses associated with our initial business combination, we offer a target business such as UHS a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt or leverage ratio. Because we are able to complete our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires.

Redemption Rights for Public Stockholders upon Completion of our Initial Business Combination

        We will provide our public stockholders with the opportunity to redeem all or a portion of their shares of Class A common stock upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the Trust Account and not previously released to us to fund our working capital requirements, subject to an annual limit of $750,000 and/or to pay our franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. On the IPO Closing Date, $460,000,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was deposited in the Trust Account. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commission totaling $16,100,000 that we will pay to the underwriter. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares and any public shares they may hold in connection with the completion of our initial business combination.

  Manner of Conducting Redemptions

        We will provide our public stockholders with the opportunity to redeem all or a portion of their shares of Class A common stock upon the completion of our initial business combination either (i) in connection with a stockholder meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether we will seek stockholder approval of a proposed initial business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek stockholder approval under the law or stock exchange listing requirement. Asset acquisitions and stock purchases would not typically require stockholder approval while direct mergers with us where we do not survive and any transactions where we issue more than 20% of our outstanding shares of common stock or seek to amend our amended and restated certificate of incorporation would require stockholder approval. If we structure a business combination transaction with a target company in a matter that requires stockholder approval, we will not have discretion as to whether to seek a stockholder vote to approve the proposed initial business combination. We may conduct redemptions without a stockholder vote pursuant to the tender offer rules of the SEC unless stockholder approval is required by law or stock exchange listing requirements or we choose to seek stockholder approval for business or other legal reasons.

        If a stockholder vote is not required and we do not decide to hold a stockholder vote for business or other legal reasons, we will, pursuant to our amended and restated certificate of incorporation:

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  conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

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  file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

        Upon the public announcement of our initial business combination, we or our Sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase shares of Class A common stock in the open market if we elect to redeem our public shares through a tender offer, to comply with Rule 14e-5 under the Exchange Act.

        In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public stockholders not tendering more than a specified number of public shares which are not purchased by our Sponsor, which number will be based on the requirement that we may not redeem public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC's "penny stock" rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. If public stockholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.

        If, however, stockholder approval of the transaction is required by law or stock exchange listing requirement, or we decide to obtain stockholder approval for business or other legal reasons, we will, pursuant to our amended and restated certificate of incorporation:

  •
  conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

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  file proxy materials with the SEC.

        In the event that we seek stockholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public stockholders with the redemption rights described above upon completion of the initial business combination.

        If we seek stockholder approval, we will complete our initial business combination only if a majority of the outstanding shares of our Class A common stock voted are voted in favor of the initial business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding common stock representing a majority of the voting power of all outstanding shares of common stock entitled to vote at such meeting. Our Initial Stockholders will count toward this quorum and have agreed to vote their Founder Shares and any public shares purchased during or after our IPO in favor of our initial business combination. For purposes of seeking approval of the majority of our outstanding shares of common stock voted, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. As a result, in addition to our Founder Shares, we would need 17,250,001, or approximately 37.5%, of the 46,000,000 public shares sold in the IPO to be voted in favor of a transaction (assuming all outstanding shares are voted) in order to have our initial business combination approved. We intend to give approximately 30 days (but not less than 10 days nor more than 60 days) prior written notice of any such meeting, if required, at which a vote shall be taken to approve our initial business combination. These quorum and voting thresholds, and the voting agreements of our Initial Stockholders, may make it more likely that we will consummate our initial business combination. Each public stockholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. In addition, our Initial Stockholders have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares and public shares held by them in connection with the completion of an initial business combination.

        Our amended and restated certificate of incorporation provides that we will not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC's "penny stock" rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to FSAC's initial business combination. For example, the proposed initial business combination may require: (i) cash consideration to be paid to the target or its owners, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions in accordance with the terms of the proposed initial business combination. In the event the aggregate cash consideration we would be required to pay for all shares of Class A common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceeds the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all shares of Class A common stock submitted for redemption will be returned to the holders thereof.

  Limitation on Redemption upon Completion of Our Initial Business Combination if We Seek Stockholder Approval

        Notwithstanding the foregoing, if we seek stockholder approval of an initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a "group" (as defined under Section 13 of the Exchange Act), is restricted from seeking redemption rights with respect to more than an aggregate of 20% of the shares sold in our IPO, which we refer to as the "Excess Shares." We believe this restriction discourages stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed initial business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public stockholder holding more than an aggregate of 20% of the shares sold in our IPO could threaten to exercise its redemption rights if such holder's shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders' ability to redeem no more than 20% of the shares sold in our IPO, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete our initial business combination,

  Tendering Stock Certificates in Connection with a Tender Offer or Redemption Rights

        We may require our public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in "street name," to either tender their certificates to our transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the vote on the proposal to approve the initial business combination in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically using The Depository Trust Company's DWAC (Deposit/Withdrawal At Custodian) System, at the holder's option. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with an initial business combination will indicate whether we are requiring public stockholders to satisfy such delivery requirements. Accordingly, a public stockholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two days prior to the vote on the initial business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights. Given the relatively short exercise period, it is advisable for stockholders to use electronic delivery of their public shares.

        There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

        The foregoing is different from the procedures used by many blank check companies. In order to perfect redemption rights in connection with their business combinations, many blank check companies would distribute proxy materials for the stockholders' vote on a business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her redemption rights. After the business combination was approved, we, or an agent, would contact such stockholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the stockholder then had an "option window" after the completion of the business combination during which he or she could monitor the price of our stock in the market. If the price rose above the redemption price, he or she could sell his or her shares in the open market before actually delivering his or her shares for cancellation. As a result, the redemption rights, to which stockholders were aware they needed to commit before the stockholder meeting, would become "option" rights surviving past the completion of the initial business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder's election to redeem is irrevocable once the initial business combination is approved.

        Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the tender offer materials or the date of the stockholder meeting set forth in our proxy materials, as applicable. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

        If our initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the Trust Account. In such case, we will promptly return any certificates delivered by public stockholders who elected to redeem their shares.

        If our initial business combination is not completed, we may continue to try to complete an initial business combination with a different target until 24 months after the IPO Closing Date.

  Redemption of Public Shares and Liquidation if No Initial Business Combination

        Our Sponsor, officers and directors have agreed that we have only 24 months from the IPO Closing Date to complete our initial business combination. If we are unable to complete our initial business combination within such 24-month period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to fund our working capital requirements, subject to an annual limit of $750,000, and/or to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our Warrants or the Private Placement Warrants, which will expire worthless if we fail to complete our initial business combination within 24 months after the IPO Closing Date.

        Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our initial business combination within 24 months from the closing of the IPO. However, if any of our Sponsor, officers or directors acquire public shares after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our initial business combination within the allotted 24-month time period.

        Our Sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated certificate of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our IPO, unless we provide our public stockholders with the opportunity to redeem their shares of Class A common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to fund our working capital requirements, subject to an annual limit of $750,000, and/or to pay our franchise and income taxes divided by the number of then outstanding public shares. This redemption right applies regardless of who proposes amendments to our amended and restated certificate of incorporation. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC's "penny stock" rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to FSAC's initial business combination.

        We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be paid from amounts remaining out of the $4,389,688 of proceeds held outside the Trust Account, as of June 30, 2018, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay franchise and income taxes on interest income earned on the trust account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

        The proceeds from FSAC's IPO deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public stockholders.

We cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the Delaware General Corporation Law ("DGCL"), our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors' claims.

        Although we seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party's engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

        In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor (other than our independent public accountants) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to fund our working capital requirements, subject to an annual limit of $750,000, and/or to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then our Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor's only assets are securities of our Company. We have asked our Sponsor to reserve such indemnification obligations. Therefore, we cannot assure you, that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

        In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to fund our working capital requirements, subject to an annual limit of $750,000, and/or to pay taxes, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

        We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. As of June 30, 2018, we had access to up to $464.1 million with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our Trust Account could be liable for claims made by creditors.

        Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within 24 months from the completion of our IPO may be considered a liquidating distribution under Delaware law. If we comply with certain procedures set forth in Section 280 of the DGCL intended to ensure that we make reasonable provision for all claims against us, including a 60-day notice period during which any third-party claims can be brought against us, a 90-day period during which we may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to our stockholders, any liability of a stockholder with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or the amount distributed to such stockholder, and any liability of our stockholders would be barred after the third anniversary of the dissolution.

        Furthermore, if the pro rata portion of the Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within 24 months from our IPO, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our initial business combination within 24 months from our IPO, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to fund our working capital requirements, subject to an annual limit of $750,000, and/or to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our public shares as soon as reasonably possible following our 24th month and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

        Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we have and will continue to seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account.

        As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, our Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims.

        If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

        Our public stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of an initial business combination, (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete an initial business combination within 24 months from the IPO Closing Date and (iii) the redemption of our public shares if we are unable to complete our initial business combination within 24 months following the IPO Closing Date, subject to applicable law and as further described herein and any limitations (including but not limited to cash requirements)

created by the terms of the proposed initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with our initial business combination, a stockholder voting in connection with the initial business combination alone will not result in such stockholder redeeming its shares for an applicable pro rata share of our Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of our amended and restated certificate of incorporation, like all provisions of our amended and restated certificate of incorporation, may be amended with a stockholder vote.

Competition

        In identifying, evaluating and selecting a target business for our initial business combination, we may encounter intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting initial business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than we have. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public stockholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our outstanding Warrants and Private Placement Warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating our initial business combination.

Employees

        We currently have six executive officers. Members of our management team are not obligated to devote any specific number of hours to our matters but they devote as much of their time as they deem necessary to our affairs until we have complete an initial business combination. The amount of time that any members of our management devote in any time period varies based on whether a target business has been selected for an initial business combination and the current stage of the initial business combination process.

Compensation Committee Interlocks and Insider Participation

        None of our officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such Forms, we believe that during the year ended December 31, 2017 there were no delinquent filers.

Conflicts of Interest

        THL manages several funds, accounts, co-investment vehicles and other entities, and in the future may manage additional investment vehicles. Funds, accounts, co-investment vehicles or other entities managed by affiliates of THL may compete with us for acquisition opportunities. If these funds, accounts, co-investment vehicles or other entities decide to pursue any such opportunity, we will be precluded from procuring such opportunities. Specifically, investment ideas or opportunities generated by or presented to THL may be suitable for both us and for a current or future THL fund, account or other investment vehicle and, if so, such investment idea or opportunity will first be offered to any such THL fund, account or other investment vehicle (including their related co-investors, if any). Only if such THL fund, account or other investment vehicle does not pursue such investment idea or opportunity will such investment idea or opportunity be offered to us. Neither THL nor members of our management team who are also employed by or otherwise have a relationship with THL have any obligation to present us with any opportunity for a potential initial business combination of which they become aware, unless presented to such member solely in his or her capacity as one of our officers. THL and/or our management, in their capacities as officers, managing directors or advisors of THL or in their other endeavors, may be required or may choose to present potential business combinations to third parties (in addition to any current or future THL fund, account or other investment vehicle (including their related co-investors, if any)) before they present such opportunities to us.

        Notwithstanding the foregoing, we may, at our option, pursue an AJA opportunity with one or more parties affiliated with THL, including without limitation, officers and partners of THL, investment funds, accounts, co-investment vehicles and other entities managed by affiliates of THL and/or investors in funds, accounts, co-investment vehicles and other entities managed by affiliates of THL. Any such party may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by making a specified future issuance to any such party, including without limitation pursuant to forward purchase agreements we may enter into. In connection with the Business Combination, THL Stockholder, an affiliate of our Sponsor, has entered into a Subscription Agreement with FSAC pursuant to which it has committed to purchase 20.0 million shares of Class A common stock of FSAC in the Private Placement at a price of $10.00 per share. THL Stockholder is an entity formed by Sponsor and funds affiliated with THL to make the $200.0 million investment and it will also hold the Founder Shares currently owned by Sponsor. Messrs. Sperling and Weldon, who are members of FSAC's board of directors, and Mr. McAleer, Holden and Ms. Wolkon, officers of FSAC, are employed by (or in the case of Mr. McAleer, a consultant to) THL and have an indirect financial interest in the investment by THL Stockholder through their investment in the THL funds that will investment in THL Stockholder. In addition, Messrs. Bell and McKinnell are limited partners in the THL funds that will invest in THL Stockholder.

        Certain of our officers and directors have fiduciary and contractual duties to other entities, including without limitation, investment funds, accounts, co-investment vehicles and other entities managed by affiliates of THL and to certain companies in which THL or such entities have invested. As a result, if any of our officers or directors becomes aware of an initial business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such initial business combination opportunity to such entity, before we can pursue such opportunity. Our amended and restated certificate of incorporation will provide that we renounce our interest in any corporate opportunity offered to any director or officer.

        Our Sponsor, executive officers and directors may become involved with subsequent blank check companies similar to us. Potential investors should also be aware of the following other potential conflicts of interest:

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  None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

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  In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

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  Our Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their Founder Shares and any public shares held by them in connection with the consummation of our initial business combination, (ii) to waive their redemption rights with respect to their Founder Shares and public shares held by them in connection with a stockholder vote to amend our amended and restated certificate of incorporation in a manner that would affect the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated our initial business combination within 24 months after the IPO Closing Date and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to consummate our initial business combination within 24 months after the IPO Closing Date. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of our public shares, and the Private Placement Warrants will expire worthless. With certain limited exceptions, the Founder Shares will not be transferable, assignable or saleable by our Sponsor until the earlier of (1) one year after the completion of our initial business combination or (2) subsequent to our initial business combination, (x) if the last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the Private Placement Warrants and the Class A common stock underlying such Warrants, will not be transferable, assignable or saleable by our Sponsor or its permitted transferees until 30 days after the completion of our initial business combination. Since our Sponsor and officers and directors may directly or indirectly own common stock and Warrants, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

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  Our officers and directors may have a conflict of interest with respect to evaluating a particular initial business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

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  Our Sponsor, officers or directors may have a conflict of interest with respect to evaluating an initial business combination and financing arrangements as we may obtain loans from our Sponsor or an affiliate of our Sponsor or certain of our officers to finance transaction costs in connection with an intended initial business combination. Up to $2,000,000 of such loans may be convertible into Warrants, at a price of $1.00 per Warrant at the option of the lender, to purchase 2,000,000 shares of Class A common stock. Such Warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period.

        The conflicts described above may not be resolved in our favor.

        In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

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  Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

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  the corporation could financially undertake the opportunity;

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  the opportunity is within the corporation's line of business; and

  •
  it would not be fair to our Company and its stockholders for the opportunity not to be brought to the attention of the corporation.

        Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our amended and restated certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have.

        We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA, or from an independent accounting firm, that such an initial business combination is fair to us from a financial point of view.

        In the event that we submit our initial business combination to our public stockholders for a vote, our Sponsor, officers and directors have agreed to vote their Founder Shares and their public shares, if any, in favor of our initial business combination and have also agreed to vote any public shares purchased during or after our IPO in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

        Our amended and restated certificate of incorporation provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended.

        In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

        We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation. Our bylaws also permit us to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have obtained a policy of director's and officer's liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

        We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Compensation

        None of our officers or directors has received any cash compensation for services rendered to us. Commencing on July 24, 2017, we have agreed to pay monthly recurring expenses of $10,000 to an affiliate of our Sponsor for office space, utilities, secretarial support and administrative services. Upon completion of an initial business combination or our liquidation, we will cease paying these monthly fees. Other than the described fee, no compensation of any kind, including finder's and consulting fees, will be paid to our Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of our initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable initial business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers, directors and our or their affiliates.

        After the completion of our initial business combination, directors or members of our management team who remain with the combined company may be paid consulting or management fees from the combined company.

        We do not intend to take any action to ensure that members of our management team maintain their positions with the combined company after the consummation of an initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after an initial business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Fees and Services

        The following is a summary of fees paid or to be paid to Marcum LLP, or Marcum, our registered public accounting firm, for services rendered.

        Audit Fees.    Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Marcum in connection with regulatory filings. The aggregate fees billed by Marcum for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 10-Q for the respective periods and other required filings with the SEC for the period from March 21, 2017 (inception) through December 31, 2017 totaled $82,915. The above amounts include interim procedures, audit fees and consents issued for registration statements and comfort letters.

        Audit-Related Fees.    Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. We did not pay Marcum for consultations concerning financial accounting and reporting standards for the period from March 21, 2017 (inception) through December 31, 2017.

        Tax Fees.    We did not pay Marcum for tax planning and tax advice for the period from March 21, 2017 (inception) through December 31, 2017.

        All Other Fees.    We did not pay Marcum for other services for the period from March 21, 2017 (inception) through December 31, 2017.

Pre-Approval Policy

        Our audit committee was formed upon the consummation of our IPO. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

SELECTED HISTORICAL FINANCIAL INFORMATION OF FSAC

        The following table sets forth selected historical financial information derived from FSAC's (i) unaudited financial statements included elsewhere in this proxy statement/prospectus for and as of the six months ended June 30, 2018 and (ii) audited financial statements for and as of the year ended December 31, 2017. You should read the following summary financial information in conjunction with the section entitled "FSAC's Management's Discussion and Analysis of Financial Condition and Results of Operations" and FSAC's financial statements and related notes appearing elsewhere in this proxy statement/prospectus.

        We have neither engaged in any operations nor generated any revenue to date. Our only activities from inception through June 30, 2018 were organizational activities and those necessary to complete our initial public offering and identifying a target company for a business combination. We do not expect to generate any operating revenue until after the completion of the Business Combination.

(in thousands)	Six Months Ended June 30, 2018	Year Ended December 31, 2017(1)
	(unaudited)
Statement of Operations Data:
Loss from operations	$(4,337)	$(485)
Interest income	$3,470	$2,275
Unrealized loss on marketable securities held in Trust Account	89	(22)

Other income, net	$3,559	$2,253

Income (loss) before provision for income taxes	(778)	1,768
Provision for income taxes	133	(627)
Net income (loss)	(645)	1,141

Per Share Data:
Weighted average number of common shares outstanding—basic and diluted(2)	13,162,965	11,860,829

Basic and diluted net loss per common share(3)	$(0.21)	$(0.01)

Balance Sheet Data (as of period end):
Cash and cash equivalents	$4,390	$4,441
Cash and marketable securities held in Trust Account	464,138	461,549
Total assets	469,456	466,269
Total liabilities	20,118	16,286
Common stock subject to possible redemption, 44,093,614 and 44,348,925 shares at redemption value at June 30, 2018 and December 31, 2017, respectively	444,338	444,983
Total stockholders' equity	$5,000	$5,000

(1)
Represents period from March 21, 2017 (inception) to December 31, 2017.

(2)
Excludes an aggregate of 44,093,614 and 44,348,925 shares subject to redemption at June 30, 2018 and December 31, 2017, respectively.

(3)
Net loss per common share—basic and diluted excludes interest income attributable to common stock subject to redemption of $2,127 and $1,298 for the six months ended June 30, 2018 and the period from March 21, 2017 (inception) through December 31, 2017, respectively. For more information, see note 2 to the statement of operations of FSAC for the period from March 21, 2017 (inception) through December 31, 2017 included elsewhere in this proxy statement/prospectus.

 FSAC'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis of FSAC's financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact included in this proxy statement/prospectus including, without limitation, statements under "FSAC's Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding FSAC's financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this proxy statement/prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to FSAC or FSAC's management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, FSAC's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in our filings with the SEC.

        References in this section to "we", "our", "us", the "Company", or "FSAC" generally refer to Federal Street Acquisition Corporation.

Overview

        FSAC is a blank check company incorporated on March 21, 2017 in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. FSAC intends to effectuate its Business Combination using cash from the proceeds of its IPO and the sale of the Private Placement Warrants that occurred simultaneously with the completion of its IPO, proceeds of the sale of its capital stock in connection with its initial business combination (pursuant to forward purchase agreements or backstop agreements it may enter into following the consummation of the IPO or otherwise), debt or a combination of cash, stock and the foregoing.

        FSAC has neither engaged in any operations nor generated any revenue to date. Its only activities from inception through June 30, 2018 were organizational activities and those necessary to complete its IPO, and identifying a target company for a Business Combination. FSAC does not expect to generate any operating revenue until after the completion of our Business Combination. It expects to generate non-operating income in the form of interest income on cash and marketable securities held after the IPO. FSAC expects to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

        For the six months ended June 30, 2018, FSAC had net loss of $645,050, which consists of target identification expenses and operating costs of $4,337,461, offset by interest income on marketable securities held in the Trust Account of $3,469,534, an unrealized gain on marketable securities held in our Trust Account of $89,428 and a benefit for income taxes of $133,449.

        For the period from March 21, 2017 (inception) through December 31, 2017, FSAC had net income of $1,140,643, which consists of interest income on marketable securities held in the Trust Account of $2,274,986, offset by an unrealized loss on marketable securities held in our Trust Account of $22,244, operating costs of $485,416, and a provision for income taxes of $626,683.

Liquidity and Capital Resources

        Until the consummation of the IPO, FSAC's only source of liquidity was an initial purchase of common stock by the Sponsor and loans from the Sponsor.

        On July 24, 2017, FSAC consummated the IPO of 46,000,000 units at a price of $10.00 per Unit, generating gross proceeds of $460,000,000. Simultaneously with the closing of the IPO, FSAC consummated the sale of 14,950,000 Private Placement Warrants to its Sponsor at a price of $1.00 per warrant, generating gross proceeds of $14,950,000.

        Following the IPO, a total of $460,000,000 was placed in the Trust Account and FSAC had $4,672,485 of cash held outside of the Trust Account, after payment of all costs related to the IPO, and available for working capital purposes. FSAC incurred $26,132,830 in IPO related costs, including $9,200,000 of underwriting fees, $16,100,000 of deferred underwriting fees and $832,830 of other IPO related costs.

        As of June 30, 2018, FSAC had marketable securities held in the Trust Account of $464,138,429 (including approximately $4,138,000 of interest income and unrealized gains on marketable securities) consisting of U.S. treasury bills with a maturity of 180 days or less. Interest income on the balance in the Trust Account may be used by FSAC to pay taxes and up to $750,000 per year can be released for working capital purposes and up to $100,000 can be used for dissolution expenses. Through June 30, 2018, FSAC withdrew $1,673,275 from the interest earned on the Trust Account to pay our franchise and income tax obligations and for working capital purposes.

        For the six months ended June 30, 2018, cash used in operating activities was $1,020,824, which was comprised of a net loss of $645,050, interest earned on marketable securities held in the Trust Account of $3,469,534, a deferred tax benefit of $748,958 and an unrealized gain on marketable securities held in our Trust Account of $89,428. Changes in operating assets and liabilities provided $3,932,146 of cash from operating activities.

        For the period March 21, 2017 (inception) through December 31, 2017, cash used in operating activities was $1,204,933. Net income of $1,140,643 was impacted by interest earned on cash and marketable securities held in the Trust Account of $2,274,986, a deferred tax provision of $4,671 and an unrealized loss on marketable securities held in our Trust Account of $22,244. Changes in operating assets and liabilities used $88,163 of cash from operating activities.

        FSAC intends to use substantially all of the net proceeds of the IPO, including the funds held in the Trust Account including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions), to acquire a target business or businesses and to pay its expenses relating thereto. FSAC may withdraw interest to fund our working capital requirements, subject to an annual limit of $750,000, and/or to pay franchise and income taxes. To the extent that its capital stock or debt is used, in whole or in part, as consideration to complete its Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

        As of June 30, 2018, FSAC had cash of $4,389,688 held outside the Trust Account. FSAC intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

        In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, FSAC's Sponsor or an affiliate of its Sponsor or certain of its officers and directors may, but are not obligated to, loan us funds as may be required. If FSAC completes a Business Combination, it would repay such loaned amounts out of the proceeds of the Trust Account released to it. In the event that a Business Combination does not close, FSAC may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from its Trust Account would be used for such repayments. Up to $2,000,000 of such loans may be convertible into Warrants, at a price of $1.00 per Warrant at the option of the lender, to purchase 2,000,000 shares of Class A common stock. The Warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by its officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

        FSAC does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if its estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amounts necessary to do so, it may have insufficient funds available to operate its business prior to our Business Combination. Moreover, FSAC may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of its public shares upon completion of its Business Combination, which may include a specified future issuance. Subject to compliance with applicable securities laws, FSAC would only complete such financing simultaneously with the completion of its Business Combination. If FSAC is unable to complete its Business Combination because it does not have sufficient funds available to it, it will be forced to cease operations and liquidate the Trust Account. In addition, following its Business Combination, if cash on hand is insufficient, FSAC may need to obtain additional financing in order to meet its obligations, although there can be no assurances a third-party financing will be available on acceptable terms, if at all.

Off-balance sheet financing arrangements

        FSAC had no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of June 30, 2018. FSAC did not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. FSAC had not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual obligations

        FSAC did not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support provided to FSAC. FSAC began incurring these fees on July 24, 2017 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and FSAC's liquidation.

Critical Accounting Policies

        The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. FSAC has identified the following critical accounting policy:

  Common stock subject to possible redemption

        FSAC accounts for its common stock subject to possible conversion in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. FSAC's common stock features certain redemption rights that are considered to be outside of its control and subject to occurrence of uncertain future events. Accordingly, at June 30, 2018, the common stock subject to possible redemption is presented as temporary equity, outside of the stockholders' equity section of its balance sheet.

  Recent accounting standards

        FSAC does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on its financial statements.

INFORMATION ABOUT UHS

        References in this section to "we", "our", "us", the "Company", or "UHS" generally refer to UHS Holdco, Inc. and its consolidated subsidiaries.

UHS

        UHS is a leading nationwide provider of end-to-end healthcare technology management and service solutions to the United States healthcare industry. We provide customers with access to high quality healthcare technology and implement comprehensive medical equipment management and service solutions to reduce capital and operating expenses, increase medical equipment and staff productivity and support improved patient safety and outcomes.

        UHS Opco commenced operations in 1939, originally incorporated in Minnesota in 1954 and reincorporated in Delaware in 2001. All of our outstanding capital stock is owned by UHS Holdco, Inc. ("UHS Holdco"), which acquired UHS Opco in a recapitalization in May 2007. UHS Holdco is controlled by affiliates of Irving Place Capital.

        As of June 30, 2018, UHS owned or managed more than 800,000 units of medical equipment consisting of over 350,000 units of owned medical equipment and over 450,000 units of customer-owned equipment. UHS's diverse customer base includes approximately 7,000 active national, regional and local acute care hospitals and alternate site providers (such as long-term acute care hospitals, skilled nursing facilities, surgery centers, specialty hospitals and home care providers). UHS also has relationships with more than 200 medical device manufacturers, many of the nation's largest group purchasing organizations ("GPOs") and many health system integrated delivery networks ("IDNs"). UHS delivers its solutions through its nationwide network of 86 service centers and five Centers of Excellence. UHS's fees are paid directly by its customers rather than by direct reimbursement from third-party payors, such as private insurers, Medicare or Medicaid.

        Historically, UHS reported under three segments: Medical Equipment Solutions, Clinical Engineering Solutions and Surgical Services. Medical Equipment Solutions ("MES") included supplemental and peak needs equipment usage solutions, customized equipment agreement solutions, 360 On-site equipment management solutions, specialty medical equipment sales, distribution and disposable sales. Clinical Engineering Solutions ("CES") included supplemental maintenance, repair and remediation solutions, on-site biomed services, healthcare technology solutions, federal governmental services and clinical engineering capital sales. Surgical Services ("SS") included on-demand and scheduled equipment usage solutions, on-site solutions for hospital and multi-facility health systems, and disposable only sales.

        Effective January 1, 2018, UHS changed its segment reporting to report its financial information under one reporting segment. The change in reporting was made to conform to the way UHS currently manages and executes the strategy and operations of the business. Specifically, the chief operating decision maker ("CODM") makes operating decisions and assesses performance using discrete financial information from one reportable segment, as UHS resources and infrastructure are shared, and as its go-to-market strategy has evolved with the introduction and validation of its Equipment Value Management ("EVM") solution strategy. Current financial information is based upon the transformation of the business model and the development of the company's commercial framework, EVM—an end-to-end approach to medical equipment management that helps hospitals recover cost and time that today are wasted through inefficient medical equipment processes. EVM integrates customers supply chain, patient care and clinical engineering teams, connecting these siloed groups to streamline processes to improve stakeholder productivity and satisfaction while optimizing equipment utilization and lowering the total cost of ownership. EVM provides the customer with the equipment they need, when they need it, with assurances that the assets serviced to the highest quality standards in the industry. EVM combines the capabilities of all UHS service offerings. Further, UHS maintains a similar compliment of services, type of customer for its services, method of distribution for its services, and operates within a similar regulatory environment the United States. Accordingly, UHS migrated to a consolidated, single-segment reporting model that reflects its strategy and business operations. Finally, UHS analyzed its goodwill for potential impairment before and after the change in reporting units and concluded that there was no impairment.

        The presentation of one reporting segment resulted in disaggregated revenue categories of Equipment Solutions, which includes supplemental and peak needs usage solutions, surgical services on-demand and scheduled usage solutions, specialty medical equipment sales, distribution and disposable sales, clinical engineering capital sales and surgical disposable only sales. Clinical Engineering includes supplemental maintenance, repair and remediation solutions, on-site biomed services, healthcare technology solutions and federal governmental services. On-site Managed Services includes 360 On-site managed solutions and surgical services on-site solutions for hospital and multi-facility health systems.

        UHS operates in one geographic region—the United States. As UHS now reports as one segment which equals its total results as reflected in the Consolidated Statement of Operations, restatement of prior periods was not necessary.

        UHS's service solutions consist of Equipment Solutions, Clinical Engineering Solutions and On-site Managed Services.

        Equipment Solutions:    UHS Equipment Solutions primarily provides supplemental, peak need and per-case rental of general biomedical, specialty, and surgical equipment to approximately 7,000 acute care hospitals and alternate site providers in the U.S., including some of the nation's premier healthcare institutions. UHS contracts for Equipment Solutions services directly with customers or through our contractual arrangements with the preeminent GPOs supplying hospital systems and alternate site facilities. UHS consistently achieves high customer satisfaction ratings for excellent service by delivering patient-ready equipment within our contracted equipment delivery times and by providing technical support and educational in-servicing for equipment as needed in clinical departments, including the emergency room, operating room, intensive care, rehabilitation and general patient care areas. UHS is committed to providing the highest quality of equipment to our customers, and we do so through the use of our comprehensive quality management system (QMS) based on the quality standards recognized worldwide for medical devices: 21 CFR 820 and ISO 13485:2016. This commitment ensures its customers have access to patient-ready equipment in support of provider goals to ensure optimal patient safety and outcomes.

        Clinical Engineering Solutions:    UHS Clinical Engineering Solutions provides maintenance, repair and remediation solutions for all types of medical equipment—including general biomedical equipment and diagnostic imaging equipment—through supplemental and outsourced offerings. UHS's supplemental offering helps customers manage their equipment backlog, assist with remediation and regulatory reporting and temporarily fill open positions. With its outsourced offering, UHS assumes full management, staffing and clinical engineering service responsibilities for individual or system-wide customer sites. The outsourced model deploys a dedicated, on-site team to coordinate the management of customer-owned equipment utilizing UHS proprietary information systems, third party vendors of services and parts, and a broad range of professional services for capital equipment planning and regulatory compliance. UHS can leverage more than 400 technical resources from our 86 local market service centers and five Centers of Excellence to flex staff in and out of customer facilities on an as-needed basis, ensuring customers pay only for time spent directly servicing their equipment by an appropriately qualified technician. UHS utilizes flex staffing for our supplemental clinical engineering solution, and to augment support when additional technicians are needed to supplement our outsourced solution during peak work load. UHS contracts its Clinical Engineering Solutions with acute care and alternate site facilities across the U.S., as well as with the federal government and many medical device manufacturers that require its broad logistical footprint to support large-scale service needs. UHS conducts over one million service events on clinical medical devices each year.

        On-site Managed Services:    UHS On-site Managed "360" Services are comprehensive programs that assume full responsibility for the management, processing and logistics of medical equipment at customer facilities and Integrated Delivery Networks (IDNs), with the added benefit of enhancing equipment utilization and freeing up non-value added clinician time for patient care. This solution monitors and adjusts equipment quantities to meet fluctuations in patient census and acuity. UHS employees work on-site in customer facilities, augmenting clinical support by integrating proven equipment management processes, utilizing our proprietary management software and conducting daily rounds and unit-based training to ensure equipment is being used properly to optimize day-to-day operations and care outcomes. UHS assumes full responsibility for ensuring equipment is available when and where it is needed, removing equipment when no longer in use, and decontaminating, testing and servicing equipment as needed between each patient use. UHS provides On-site Managed Services in both our legacy Asset360 (A360) programs (utilizing UHS-owned equipment) and our faster growing Managed360 (M360) programs (managing customer-owned equipment).

Value of UHS Solutions

        Our solutions enable healthcare providers to replace the fixed costs of owning and/or leasing medical equipment with variable costs that are more closely related to their patient census and patient acuity. Our services can also eliminate significant capital costs associated with equipment acquisitions and liability associated with equipment ownership. By partnering with UHS, our customers have the benefits of:

  •
  optimized utilization of both customer-owned and rental equipment;

  •
  lower overall total cost of equipment ownership by combining UHS solutions to solve challenges in the end-to-end equipment management process;

  •
  optimized management of customer-owned equipment through tracking, monitoring, processing, maintaining, and ensuring equipment is safety-checked and available for use;

  •
  reduced maintenance and management costs through the use of our proprietary technology, flexible staffing model, equipment capabilities and diverse skill mix of knowledgeable equipment technicians;

  •
  lower service costs achieved by utilizing the specialized skill of UHS technicians to service equipment based on the required technical expertise;

  •
  increased productivity and satisfaction among nursing staff achieved by eliminating certain non-clinical work tasks, allowing caregivers to have more time to focus on patient care responsibilities;

  •
  increased productivity and satisfaction among clinical engineering staff by reducing administrative tasks such as searching for equipment and managing vendors;

  •
  decreased time to therapy for patients at risk for falls, skin breakdown and bariatric safety by expediting delivery of therapeutic equipment direct to the patient room;

  •
  ability to mitigate the risks and costs associated with product recalls or modifications;

  •
  access to our extensive data and expertise on the cost, performance, features and functions of all major items of medical equipment;

  •
  access to new moveable medical equipment, surgical equipment and next generation technology without the expense of acquisition on a pay-per-procedure basis;

  •
  assistance with capital planning, vendor management and regulatory compliance;

  •
  reduced equipment obsolescence risk; and

  •
  compliance with regulatory and recordkeeping requirements and adherence to manufacturers' specifications on the processing and maintenance of medical equipment.

        In addition to providing significant flexibility, we employ technical, clinical and financial specialists that directly interact with our customers to ensure we are optimizing our equipment outsourcing solutions. We believe that these experts enhance our ability to deliver on the above-specified benefits to our customers.

Business Operations

District Service Centers

        As of June 30, 2018, we operated 86 local market service centers and five Centers of Excellence, which allow us to provide our end-to-end healthcare technology management and service solutions to customers in virtually all markets throughout the United States. Each service center is responsible for supporting the equipment management needs of its local healthcare market across all sites of care. Each service center maintains an inventory of locally demanded equipment, parts, supplies and other items tailored to accommodate the needs of individual customers within its geographical area. Should additional or unusual equipment be required by one of our customers, a local service center can draw upon the resources of our other service centers. With access to more than 800,000 owned or managed units of medical equipment available for customer use as of December 31, 2017, we can most often obtain the necessary equipment within 24 hours.

        Depending on market size and demands, our service centers are staffed by multi-disciplined teams of sales professionals, service representatives, customer service technicians, clinical engineering (biomedical) equipment technicians and surgical services technologists trained to deliver on our complete portfolio of customer solutions. Employees providing resident-based services through our on-site managed programs are supported by local site managers and/or the service centers in the markets where those customers are located.

Centers of Excellence

        Our local market service center network is supported by five strategically located Centers of Excellence. These centers focus on providing highly specialized clinical engineering service and support. The Centers of Excellence also provide overflow support, technical expertise, training programs and specialized service functions for our local service centers. All specialized depot work required by our manufacturer customers resides within these Centers of Excellence. All five of our Centers of Excellence are certified as being in compliance with the International Organization for Standardization ("ISO") 13485:2016 as a quality commitment to our customers.

Centralized Functions

        Our corporate office is located in Minneapolis, Minnesota. We have centralized many of the key elements of our equipment and service offerings in order to create standardization and to maximize our operating efficiencies and uniformity of service. Some of the critical aspects of our business centralized within our corporate office include contract administration, marketing, purchasing, pricing, logistics, accounting and information technology.

Medical Equipment Fleet

        We acquire or manage medical equipment to meet our customers' needs in some of the following product areas: respiratory therapy, infusion therapy, newborn care, critical care, patient monitors, specialty beds and therapy surfaces (which includes falls management equipment, bariatrics equipment, pressure area management and wound therapy equipment, stretchers and wheelchairs) and surgical equipment. We believe we maintain one of the most technologically advanced and comprehensive equipment fleets in the industry, routinely acquiring new and certified pre-owned equipment to enhance our fleet. Our specialized equipment portfolio managers evaluate new products each year to keep abreast of current market technology and to determine whether to add new products to our equipment fleet. In making equipment purchases, we consider a variety of factors, including manufacturer credibility, repair and maintenance costs, anticipated user demand, equipment mobility and anticipated obsolescence. During the year ended December 31, 2017, we owned or managed more than 800,000 units of medical equipment available for use by our customers.

        In 2017, our ten largest manufacturers of medical equipment supplied approximately 75% (measured in dollars spent) of our direct medical equipment purchases. In 2017, two of our largest medical equipment suppliers accounted for approximately 35% of our medical equipment purchases (measured in dollars spent).

        We seek to ensure availability of equipment at favorable prices. We generally do not enter into long-term fixed price contracts with suppliers of our equipment. We may receive price discounts related to the volume and timing of our purchases. The purchase price we pay for equipment generally ranges from $1,000 to $42,000 per item for general medical equipment and up to $550,000 per item for surgical equipment.

Competitive Strengths

        We believe our business model presents an attractive value proposition to our customers and that our end-to-end Equipment Value Management (EVM) solution has contributed to our growth in recent years. Our unique solution for end-to-end medical equipment management, delivered through our nationwide service and logistics infrastructure, differentiates us in the marketplace and is without comparable peer. We believe our more than 75 years of experience, our nationwide operating footprint and our reputation for service excellence has earned us a leading position in our industry.

        We attribute our historical success to, and believe that our potential for future growth comes from, the following strengths:

        Unique position in healthcare.    We believe we are unique in providing the largest breadth and depth of comprehensive healthcare technology management and service solutions to the U.S. healthcare industry. While some competitors may offer products and services in various stages of the equipment lifecycle, we believe we are the only company that provides a comprehensive, end-to-end equipment management approach that solves significant challenges caused by a fragmented equipment management process across multiple hospital departments, including nursing, supply chain, clinical engineering and information technology. Our extensive relationships with approximately 7,000 hospitals and alternate site providers, more than 200 medical device manufacturers and many of the nation's largest GPOs and IDNs, of which many are long-standing, present a unique position and value proposition in the healthcare arena.

        We are uniquely positioned in the healthcare industry as a result of our:

  •
  investment in our large and modern fleet of medical equipment;

  •
  diversified product offering and customized, end-to-end solutions that connect to provide greater customer value;

  •
  nationwide infrastructure for service and logistics;

  •
  ability to provide skilled, supplemental labor for customers, when needed;

  •
  proprietary healthcare technology management software and tools;

  •
  commitment to quality, patient safety and customer service;

  •
  extensive knowledge and experience in acquiring, managing and maintaining medical equipment;

  •
  ability to optimize the utilization of both UHS-owned and customer-owned equipment;

  •
  expertise in helping customers right-size and effectively manage their owned medical equipment inventories;

  •
  rapid deployment of our on-site managed and clinical engineering outsourced services;

  •
  team of technical, clinical, and financial experts; and

  •
  performance and reliability in critical and peak census times of need by our customers.

        Large, modern equipment fleet.    We own or manage an extensive, modern fleet of medical equipment, which during the year ended December 31, 2017, consisted of more than 800,000 units available for use to our customers. This equipment fleet, along with our quality assurance programs, places us in a unique position to service "high end" acute care hospitals, such as teaching, research or specialty institutions that demand access to current and preferred technologies to meet the complex needs of their patients.

        Nationwide infrastructure.    We have a broad, nationwide staff, facility, and vehicle service network coupled with focused and customized operations at the local level. Our extensive network of district service centers and Centers of Excellence and our 24-hours-a-day, 365 days-a-year service capabilities enable us to compete effectively for large, national contracts as well as drive growth regionally and locally.

        Proprietary software and asset management tools.    We have used our more than 75 years of experience and our extensive database of equipment management information to develop sophisticated software technology and management tools. These tools have allowed us to become a leader in meeting the demands of customers by delivering sophisticated on-site managed services that we use to drive cost efficiencies and equipment productivity, while supporting the needs of caregivers. We believe that our continued and significant investment in new tools and technology will help us to continue to distinguish our offerings to the healthcare industry.

        Superior customer service.    We believe we have a long-standing reputation among our customers for outstanding service and quality. This reputation is largely due to our strong customer service culture, which is continuously reinforced by management's commitment to, and significant investment in, hiring and training resources. We strive to seamlessly integrate our employees and solutions into the operations of our customers. Our aggressive focus on the overall customer experience has helped us achieve a high customer retention rate and high customer satisfaction ratings.

        Proven management team.    We have an industry leading management team with significant depth of experience. Our management team has successfully supervised the development of our competitive strategy, continually enhanced and expanded our service and product offerings, reinforced our nationwide operating footprint and furthered our reputation as an industry leader in our category.

        Industry with favorable fundamentals.    Our business benefits from the overall favorable trends in healthcare in general and our segments in particular. There is a fundamental shift in the needs of hospitals and alternate site providers from supplemental and peak needs supply of medical equipment to full, on-site managed solutions. This move to full outsourcing is not unlike trends in similar services at hospitals including food service, laundry, professional staffing and technology. The strong fundamentals in our business segments are being driven by the following trends:

  •
  Focus on reducing costs and increasing operational efficiency.  Hospitals and other healthcare facilities continue to experience substantial change in the healthcare market and are consistently looking for ways to save capital, reduce operating expenses and become more operationally efficient. We expect these pressures to continue in the future and believe that UHS will always be on the right side of healthcare reform. Our comprehensive, end-to-end solutions offer customers a way to realize costs savings and operational improvements, thereby improving their organizational efficiency and financial viability.

  •
  Demand for better patient safety and outcomes.  Hospitals across the United States are focused on improving patient safety and outcomes, which includes efforts to minimize hospital-acquired conditions (e.g. patient falls and pressure injuries) and increasing nursing time at the patient bedside. Hospitals turn to us to assist them in managing their equipment to help them to minimize these incidents and ensure equipment is available when and where it is needed for patient care, thereby improving patient safety and time to therapy, and supporting optimal patient outcomes.

  •
  Caregiver retention and satisfaction.  Hospitals continue to experience nursing and other caregiver retention and job satisfaction pressures. Adding non-patient care duties, such as searching, cleaning and managing equipment, adds to nurse workload and contributes to clinician dissatisfaction and turnover. We expect that with these internal pressures, hospitals will increasingly turn to our programs to outsource healthcare technology management duties and related management processes to allow nurses more time to spend on patient care, resulting in improved job satisfaction.

  •
  Increased mergers & acquisitions.  Hospitals and healthcare systems continue to expand their covered network and acquire alternate care delivery settings in order to care for patient populations in the most cost-effective way. UHS is able to quickly respond to increased health system infrastructure and growth by leveraging our local, in-market service centers to provide supplemental equipment and technicians on an as-needed basis, to augment clinical staff or to support lower acuity care settings that don't necessitate full time employees.

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  Favorable demographic trends.  According to the U.S. Census Bureau, individuals aged 65 and older in the United States comprise the fastest growing segment of the population. This segment is expected to grow to more than 79 million individuals by 2035. This represents a 66% increase in the 65-and-older segment of the population over the next 20 years. As a result, over time, the number of patients and the volume of hospital admissions are expected to grow. The aging population and increasing life expectancy are driving demand for healthcare services.

  •
  Increase in chronic disease and obesity.  Related to the aging population is an increase in the incidence of patients with chronic disease, e.g. cancer, diabetes, heart disease, etc. which often requires specialty equipment to support therapeutic intervention in inpatient and outpatient care settings. In addition, rising rates of obesity among the U.S. population demands greater access to specialty bariatric equipment to support care and minimize the incidence of injury during hospital stay.

  •
  Increased capital and operating expense pressures and regulatory compliance.  Hospitals continue to experience restricted capital and operating budgets, while the cost and complexity of medical equipment increases. Furthermore, the increasing complexity and sophistication of medical equipment brings with it more record keeping requirements and regulatory scrutiny of the use and maintenance of medical equipment in the healthcare setting. We expect that hospitals will increasingly look to UHS to support their capital equipment needs and manage medical equipment to achieve capital and operating expense savings, operating efficiencies and regulatory compliance.

  •
  Increased regulatory scrutiny on equipment vendors.  The regulatory environment for medical devices in the U.S. continues to tighten and has led to a record number of product recalls in recent years. While third-party service providers like UHS are not required to register with the FDA, our quality management system, which adheres to 21 CFR 820 and ISO 13485:2016, is aligned to the same quality standards as medical device manufacturers. The FDA's recent recommendation to harmonize and modernize their quality system regulation to ISO13485:2016 puts UHS in compliance with these regulations, and also establishes our position in the industry as a leader in quality.

        No direct third-party payor reimbursement risk.    Many healthcare providers rely on payment from patients or reimbursement from third-party payors. Our fees are paid directly by our customers, rather than by third-party payors, such as Medicare, Medicaid, managed care organizations or indemnity insurers. Accordingly, our exposure to uncollectible patient or reimbursement receivables or Medicare or Medicaid reimbursement changes is reduced, as evidenced by our bad debt expense of approximately 0.1%, 0.0% and 0.0% of total revenue for the years ended December 31, 2017, 2016 and 2015, respectively.

        Strong value proposition.    With our focus and expertise in comprehensive, end-to-end medical equipment management and service solutions, we offer a strong value proposition for customers. Our comprehensive solutions focus on helping customers:

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  lower total cost of ownership by reducing capital and operating costs related to owning and managing medical equipment;

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  enhance operational productivity and staff satisfaction by ensuring equipment is available when and where needed; and

  •
  maintain high standards of quality and regulatory compliance related to medical equipment use.

        Technical, clinical and financial specialists.    We employ a number of technical, clinical and financial specialists that engage directly with our customers to drive better cost, efficiency and clinical outcomes. Our specialists employ:

  •
  Gateway solutions which offer an entry point to the economic buyer and include peak needs equipment, surgical equipment, specialty beds and surfaces and supplemental clinical engineering services;

  •
  Vertical solutions to provide clinical offerings tailored to specific patient needs in the areas of wound management, fall management, early mobility, bariatrics, respiratory therapy, maternal and infant care and surgical services;

  •
  End-to-end solutions that link fragmented customer processes to realize improved clinician and equipment productivity, lowered cost of ownership, improved clinician satisfaction and regulatory compliance for general biomedical equipment, specialty beds and surfaces and surgical equipment.

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  Comprehensive outsourced solutions through our onsite managed and clinical engineering services to drive operational efficiencies, ensure regulatory compliance, improve time to therapy and allow customers to effectively lower costs.

        Commitment to quality.    Third-party service providers like UHS are not required to register with the FDA; therefore, there are no regulations that specifically apply to our work in maintaining medical devices. However, UHS chooses to do the right thing for our customers and their patients by staffing a dedicated Quality team that has designed and implemented a quality management system (QMS) based on the quality standards recognized worldwide for medical devices: 21 CFR 820 and ISO 13485:2016. This commitment to quality ensures that patient safety and risk management are at the center of every quality decision, and that our equipment is serviced to the highest standards in the industry. All 86 local market service centers and five COEs utilize the same QMS, and we have elected to hire an outside independent notified body to audit our quality management system. As a sample of the entire QMS, British Standards Institute (BSI) audits the UHS COEs annually and has certified them to ISO 13485:2016. We believe that ISO 13485:2016 provides the stringent guidelines specific to medical devices to ensure that our fleet of equipment, as well as the equipment we service, is maintained to the highest quality standards. Our commitment to quality extends to our exclusive use of Original Equipment Manufacturer (OEM) parts to repair FDA registered medical devices that we own, whenever available. We believe that this business decision and our robust QMS policies set us apart in our industry from those who may use less stringent quality practices on the equipment they own or maintain.

        Performance and reliability in times of customer need.    We believe that many of our customers have come to rely on our ability to respond quickly to their needs with reliable, high quality customer service. We believe our ability to provide this level of service distinguishes us from our competitors. It also requires us to maintain inventories and infrastructure that we do not believe our competitors currently maintain.

Growth Strategy

        Historically, we have experienced significant and sustained organic and strategic growth. Our overall growth strategy is to continue to grow both organically and through strategic acquisitions.

Organic Growth

        We believe that the following external and market factors will provide us significant growth opportunities:

  •
  pressure among customers to reduce costs and increase operational efficiency;

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  the aging population and increasing life expectancy driving up patient volume;

  •
  increasing chronic disease, obesity and patient acuity;

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  continued increase in the number, complexity and sophistication of medical technologies;

  •
  continued trend toward outsourcing non-core functions by hospitals, alternate site providers and manufacturers; and

  •
  increasing demand by integrated delivery networks for standardized equipment-based solutions; and

  •
  reimbursement penalties related to patient satisfaction and time-to-therapy, requiring nurses to redirect more time to direct patient care.

Employees

        We had 3,012 regular employees as of June 30, 2018, including 2,597 full-time and 415 part-time employees. Of such employees, 183 were sales representatives, 2,603 were operations personnel and 226 were employed in corporate support functions.

        None of our employees are covered by a collective bargaining agreement, and we have experienced no work stoppages to date. We believe that our relations with our employees are good.

Intellectual Property

        We have registrations with the United States Patent and Trademark Office for the following marks: Asset360® and BioMed360®; "Universal Hospital Services, Inc.," "UHS®" and the UHS logo; "OnCare," "Harmony," "MedPrime Capital," "Equipment Lifecycle Services" and the Equipment Lifecycle Services logo; and "CHAMP." United States service mark registrations are generally for a term of 10 years, renewable every 10 years if the mark is used in the regular course of business.

        We have a domain name registration for UHS.com, which serves as our main website, and my.UHS.com and myservice.UHS.com, which are web-based tools that provide 24 hour on-demand access to equipment reports for all equipment outsourced or maintained by us. In 2011, we registered the domain name OnCareMedical.com featuring our OnCare™ sub-brand for patient handling products. In 2012, we registered UHSSurgicalServices.com. In 2016, we acquired resxray.com.

        We have developed a number of proprietary software programs to directly service or support our customers including "inCare™" which is a medical equipment inventory management system that allows UHS to track the location and usage of equipment we are managing at the customers' location in our 360 Solutions. "MyUHS™" is our online ordering and reporting site which accesses our proprietary programs specifically designed to help customers meet medical equipment documentation and reporting needs under applicable regulations and standards, such as those promulgated by the FDA and The Joint Commission. Additionally, this tool provides detail reporting on utilization, compliance, and analytics for management. "inService™" is our equipment maintenance and planning system which houses our work order system and assists in our customers regulatory compliance recordkeeping. "inSurgery™" is our web-based scheduling, tracking, reporting and physician preference system for SS solutions. "inCommand™" encompasses the proprietary software tools that allow our employees to manage and maintain our extensive equipment fleet and serve our customers more effectively and efficiently.

Marketing

        We market our programs primarily through our direct sales force, which consisted of 183 professional sales representatives as of June 30, 2018. Our direct sales force is organized into three regions and nine sales divisions. We support our direct sales force with technical, clinical, surgical and financial specialists, who provide comprehensive solutions for our customers. Our national accounts team also supports our direct sales force through its focus on securing national and regional contracts. The members of the sales force are compensated with a combination of base pay and variable incentive pay. The percentage of each individual's overall compensation that is comprised of base pay versus variable incentive pay is dependent on the individual's position. Sales force members whose primary responsibility is account management receive a higher percentage of base pay, while sale force members whose primary responsibility is the generation of new business receive a higher percentage of variable incentive pay. The actual variable incentive pay received by an individual is based on his or her achievement of certain performance metrics, including revenue, earnings and/or new business milestones.

        We also market through our websites, www.uhs.com, www.UHSSurgicalServices.com and www.OnCareMedical.com and various social media platforms, and we participate in numerous national and regional conventions where we interact with industry groups and opinion leaders. Information presented on our website is not incorporated by reference and should not be considered a part of this proxy statement/prospectus.

        In our marketing efforts, we primarily target key decision makers, such as administrators, chief executive officers, chief financial officers, chief technology officers, chief medical officers, and chief nursing officers as well as physicians, directors and managers of functional departments, such as supply chain, materials management, surgery, purchasing, pharmacy, biomedical services, and clinical engineering. We also promote solutions to IDNs, hospitals, surgery centers, manufacturers and alternate site provider groups and associations.

Seasonality and Business Interruption

        Quarterly operating results are typically affected by seasonal factors. Historically, our first and fourth quarters are the strongest, reflecting increased hospital census and patient acuity during the fall and winter months. Our business can also be impacted by natural disasters, such as hurricanes and earthquakes, which affect our ability to transfer equipment to and from our customers, and equipment recalls, which can cause equipment to be removed from market use. We also see declines in our business in down economic cycles with high levels of unemployment. Our customers typically see weaker census and higher levels of indigent patients during these times, causing them to use fewer of our solutions.

Regulatory Matters

Regulation of Medical Equipment

        Our customers are subject to documentation and safety reporting regulations and standards with respect to the medical equipment they use, including those established by the FDA, Centers for Medicare and Medicaid Services ("CMS") and the NFPA. Some states and municipalities also have similar regulations.

        We monitor changes in regulations and standards to accommodate the needs of customers by providing specific product and manufacturer information upon request. Manufacturers of medical equipment are subject to regulation by agencies and organizations such as the FDA, Underwriters Laboratories and the NFPA. We believe that all medical equipment we outsource conforms to these regulations.

        The Safe Medical Devices Act of 1990 ("SMDA"), which amended the Food, Drug and Cosmetic Act ("FDCA"), requires manufacturers, user facilities and importers of medical devices to report deaths and serious injuries which a device has or may have caused or to which a device has or may have contributed. In addition, the SMDA requires the establishment and maintenance of adverse event files and various other FDA reports. Manufacturers and importers are also required to report certain device malfunctions. We work with our customers to assist them in meeting their reporting obligations under the FDCA, including those requirements added by the SMDA.

        Besides the FDA, a number of states regulate medical device distributors and wholesalers either through pharmacy or device distributor licensure. Currently, we hold such licenses in 14 states. Some licensure regulations and statutes in additional states may apply to our activities. Although our failure to possess such licenses in these states for our existing operations may subject us to certain monetary fines, we do not believe the extent of such fines, in the aggregate, would be material to our liquidity, financial condition or results of operations.

        In addition, we are required to provide information to the manufacturer regarding the permanent disposal or any change in ownership of certain categories of medical outsourcing equipment. We believe our medical equipment tracking systems are in compliance with these regulations.

        The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") applies to certain covered entities, including health plans, healthcare clearinghouses and healthcare providers, as well as to business associates such as us. HIPAA regulations protect individually identifiable health information, including information in an electronic format, by, among other things, setting forth specific standards under which such information may be used and disclosed, providing patients' rights to obtain and amend their health information, requiring notification to individuals, federal and state agencies and media outlets in the event of a breach of health information and establishing certain administrative requirements for covered entities. The Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH") created legal obligations for business associates and extended criminal and civil sanctions to business associates for violations of HIPAA requirements.

        Because of our self-insured health plans, we are also a covered entity under the HIPAA regulations. Also, we may be obligated to comply with certain HIPAA requirements as a business associate of various healthcare providers. In addition, various state legislatures have enacted and may continue to enact additional privacy legislation that is not preempted by the federal law, which may impose additional burdens on us. Moreover, other federal privacy legislation may be enacted. Accordingly, we have made and, as new standards go into effect, we expect to continue to make administrative, operational and information infrastructure changes in order to comply with these requirements.

        The Patient Protection and Affordable Care Act and The Healthcare and Education Responsibility Act of 2010 (together, the "Affordable Care Act") have and will result in significant reforms to the U.S. healthcare system and the structure of the healthcare provider delivery system. The Affordable Care Act calls for additional transparency around payments made by the pharmaceutical and medical device industries to doctors and teaching hospitals, which may include gifts, food, travel and speaking or consultancy fees. All U.S. manufacturers of drugs, devices, biologics or medical supplies, including distributors who hold title to such drugs, devices, biologics, or medical supplies, for which payment is available under government-funded health insurance programs (i.e., Medicare, Medicaid and the State Children's Health Insurance Program) must report annually to the U.S. Department of Health and Human Services any payment or gift, which represents a "transfer of value," to a physician or teaching hospital, including detailed information about the nature and value of remuneration provided, and the identity of the receiving physician or teaching hospital. Additionally, states may require manufacturers to report information that is not required or is exempted under the federal reporting requirements. For example, a state may require manufacturers to report advertising expenditures, loans of medical devices, in-kind gifts to charities and payments to other recipients, group purchasing organizations and retailers. We identify applicable state reporting requirements as they become effective.

        Although our business is not currently extensively regulated under healthcare laws, we are subject to certain regulatory requirements as discussed above and our customers are subject to direct regulation under the Federal False Claims Act, the Stark Law, the Anti-Kickback Law, rules and regulations of the CMS, and other federal and state healthcare laws and regulations. Promulgation of new laws and regulations, or changes in or re-interpretations of existing laws and regulations, could affect our business, operating results or financial condition. Our operations might be negatively impacted if we had to comply with additional complex government regulations.

Third-Party Reimbursement

        Our fees are paid directly by our customers rather than through direct reimbursement from third-party payors, such as Medicare or Medicaid. We do not bill the patient, the insurer or other third-party payors directly for services provided for hospital or alternate site provider inpatients or outpatients. Sometimes our customers are eligible to receive third-party reimbursement for our services. Consequently, the reimbursement policies of such third-party payors have a direct effect on the ability of healthcare providers to pay for our services and an indirect effect on our level of charges. Also, in certain circumstances, third-party payors may take regulatory or other action against service providers even though the service provider does not receive direct reimbursement from third-party payors.

        Hospitals and alternate site providers face cost containment pressures from public and private insurers and other managed care providers, such as health maintenance organizations, preferred provider organizations and managed fee-for-service plans, as these organizations continue to place controls on the reimbursement and utilization of healthcare services. We believe that these payors have followed or will follow the government in limiting the services that are reimbursed and in exerting downward pressure on prices. In addition to promoting managed care plans, employers are increasingly self-funding their benefit programs and shifting costs to employees through increased deductibles, co-payments and employee contributions. Hospitals and healthcare facilities are also experiencing an increase in uncompensated care or "charity care," which causes increased economic pressures on these organizations. We believe that these cost reduction efforts will place additional pressures on healthcare providers' operating margins and will encourage efficient equipment management practices such as the use of our outsourcing and 360 on-site managed solutions.

Liability and Insurance

        Although we do not manufacture any medical equipment, our business entails the risk of claims related to the outsourcing of, sale and service of medical equipment. In addition, our instruction of hospital and alternate site provider employees with respect to the use of equipment and our professional consulting services are sources of potential claims. We have not suffered a material loss due to a claim. However, any such claim, if made, could have a material adverse effect on our business. While we do not currently provide any services that require us to work directly with patients, expansion of services in the future could involve such activities and subject us to claims from patients.

        We maintain a number of insurance policies, including commercial general liability coverage (product and premises liability insurance), automobile liability insurance, worker's compensation insurance and professional liability insurance. We also maintain excess liability coverage. Our policies are subject to annual renewal. We believe that our current insurance coverage is adequate. Claims exceeding such coverage may be made and we may not be able to continue to obtain liability insurance at acceptable levels of cost and coverage.

Properties

        As of December 31, 2017, we operated 87 full service district service centers nationwide and five Centers of Excellence. We lease all of our district service centers as well as Centers of Excellence. The leases for these locations expire at different dates, ranging from October 31, 2018 to March 31, 2026. For any leases that are set to expire in the near future, consistent with historic practice, we intend to renew the leases or negotiate new leases to relocate the offices on terms that are acceptable to us for the continued operation of our business. The average square footage of our non-corporate locations is approximately 9,600 square feet. Our full service district service centers support all of our business segments.

        Our corporate office is located at a 55,000 square foot leased facility in a suburb of Minneapolis, Minnesota. The current monthly base rent under the lease agreement governing the lease of our corporate office is approximately $61,000. The term of lease agreement began on May 1, 2012 and expires on April 30, 2022. Under the lease agreement, we have a right to terminate the lease effective as of the last day of the eighth lease year by providing written notice on or before the last day of the seventh lease year (i.e. April 30, 2019). Under the lease agreement, we have the option to renew the lease for two five-year terms. If elected, rent shall be at fair market value if we provide the landlord with written notice of the renewal no more than eighteen months but no less than twelve months prior to termination.

Legal Proceedings

        UHS, in the ordinary course of business, is subject to liability claims related to employees and the equipment that it rents and services. Asserted claims are subject to many uncertainties and the outcome of individual matters is not predictable. While the ultimate resolution of these actions may have an impact on UHS's financial results for a particular reporting period, management believes that any such resolution would not have a material adverse effect on the financial position, results of operations or cash flows of UHS and the chance of a negative outcome on outstanding litigation is considered remote.

        On January 13, 2015, UHS filed suit in the Western District of Texas against Hill-Rom Holdings, Inc., Hill-Rom Company, Inc. and Hill-Rom Services, Inc. (the "Defendants") alleging that the Defendants violated federal and state antitrust laws and seeking actual damages, trebled damages and punitive damages. Specifically, UHS alleged that the Defendants bundled contracts for the sale of standard hospital beds with contracts for bed rental and moveable medical equipment rental. On March 7, 2018, UHS and the Defendants entered into a confidential settlement agreement resolving all disputes and legal claims of the parties associated with the suit filed by UHS. In consideration for this release, terms of the confidential settlement agreement called for the Company to receive legal title to certain medical equipment of the Defendants as specified in the agreement on May 1, 2018. The Company recorded a gain on legal settlement of approximately $23.5 million during the second quarter of 2018 based on the fair value of the assets received of $21.5 million and $2.0 million of cash. The fair value of the assets was measured using inputs of replacement cost and market data, which are considered a Level 3 fair value measurement. The gain did not result in a discrete tax charge during the second quarter of 2018, as the expected tax expense from the gain was offset by the reduction of our valuation allowance.

Executive Compensation Discussion and Analysis

Introduction

        In this compensation discussion and analysis we discuss our compensation program, including our compensation philosophy and objectives and each component of compensation for our chief executive officer, chief financial officer, and the other individuals included in the Summary Compensation Table below (collectively, the "named executive officers").

Compensation Philosophy and Objectives

        We strive to ensure that we are able to attract and retain talented employees and reward performance. We also believe that the most effective executive compensation program is one that is designed to reward the achievement of specific annual and long-term strategic goals of our Company. Accordingly, our compensation committee (and our board, in ratifying the compensation committee's determination) evaluates both performance and compensation to ensure both that the compensation provided to key executives is fair and reasonable, and that it remains competitive relative to the compensation paid to similarly situated executives of a group of peer companies in the same or similar industries, adjusted for our size and ownership model. To these ends, our compensation committee and board of directors have determined that our executive compensation program for our named executive officers should include base salary, annual performance-based incentive and long-term equity (stock option) compensation that rewards performance as measured against established goals, and competitive health, dental and other benefits.

Overview of UHS's Historical Compensation Programs and Processes

        We have structured our compensation program to motivate the named executive officers to achieve the business goals set by us, and to reward them for achieving these goals. In furtherance of this, our compensation committee conducts an annual review of our total compensation program to achieve the following goals:

  •
  provide fair, reasonable and competitive compensation;

  •
  link compensation with our business plans;

  •
  reward achievement of both company and individual performance; and

  •
  attract and retain talented executives who are critical to UHS's success.

        We believe that these goals reflect the importance of pay for performance by providing our named executive officers with an opportunity to earn compensation for above average performance. The compensation for each named executive officer includes (1) a base salary that we believe is competitive with salary levels for similarly situated executives of our peer companies, adjusted for our size and ownership model, and (2) incentive compensation that is contingent upon achievement of specific corporate and individual objectives.

        In 2017, the compensation committee considered certain elements of total compensation against a group of publicly traded companies in the same or related industries (the "Peer Group"). In fiscal 2017, our compensation committee reviewed the compensation, including base salary and incentive compensation, paid to executives in the Peer Group, and considered the performance evaluations in determining the appropriate compensation for each named executive officer. In approving the compensation for our named executive officers, our board of directors considered the recommendations of our compensation committee, our company's performance and the need to attract, retain, and motivate our executives.

        It is challenging for us to identify a group of similarly situated peer companies, because the identity of competitors varies among our three service solutions, and great variability exists in the size and scope of activities among healthcare industry businesses, including our competitors. For purposes of determining our 2017 compensation, our compensation committee determined that it was appropriate to select the following companies for inclusion in the Peer Group based on the sensitivity of each Peer Group member to similar marketplace trends and industry sector:

  •
  Stericycle, Inc., a company that outsources medical waste disposal services;

  •
  Healthcare Services Group, Inc., a company that outsources housekeeping and dietary services to medical facilities;

  •
  Cerner Corporation, a supplier of healthcare information technology solutions;

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  HealthSouth Corporation, a provider of inpatient rehabilitative services;

  •
  Accretive Health, Inc., a provider of revenue cycle management services for the U.S. healthcare industry.

  •
  Premier Healthcare Solutions, Inc., a national healthcare alliance delivering an integrated platform of solutions through its supply chain services and performance services segments;

  •
  Team Health Holdings Inc., a provider of hospital-based clinical outsourcing in multiple departments including anesthesia, hospital medicine and emergency medicine;

  •
  Surgical Care Affiliates, Inc., a provider of surgical solutions through the development and operation of a network of multi-specialty ACS and surgical hospitals;

  •
  Kinetic Concepts, Inc., a provider of negative pressure wound therapy devices; and

  •
  Hill-Rom Holdings, Inc., a manufacturer and provider of medical technologies and related services for the healthcare industry, including patient support systems, safe mobility and handling solutions, non-invasive therapeutic products for a variety of acute and chronic medical conditions, medical equipment rentals, surgical products and information technology solutions.

        The Peer Group typically is re-evaluated each year, and consistent with that practice, on December 20, 2017, the compensation committee re-examined its selection of companies to comprise the Peer Group, taking into consideration data compiled from public sources, investment banks, compensation consultants and independent analysts about companies that are comparable to UHS, as well as information available about other companies that operate within the healthcare industry or that reflect the following attributes:

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  a business model of providing outsourced solutions consistent with UHS's current focus;

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  an organic and acquisitive growth profile similar to UHS;

  •
  a technology solutions focus consistent with UHS's approach; and

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  a lack of direct reimbursement risk from third-party payors such as Medicare and Medicaid.

        The compensation committee determined that the current Peer Group is appropriate based on UHS's business mix and revenue sources, business offerings, current and forecasted growth profile, and solutions-based focus. Accordingly, the compensation committee determined that for purposes of 2018 compensation the Peer Group will consist of the following companies:

  •
  Stericycle, Inc., a company that outsources medical waste disposal services;

  •
  Healthcare Services Group, Inc., a company that outsources housekeeping and dietary services to medical facilities;

  •
  Cerner Corporation, a supplier of healthcare information technology solutions;

  •
  HealthSouth Corporation, a provider of inpatient rehabilitative services;

  •
  R1 RCM Inc., formerly known as Accretive Health, Inc., a provider of revenue cycle management services for the U.S. healthcare industry;

  •
  Premier Healthcare Solutions, Inc., a national healthcare alliance delivering an integrated platform of solutions through its supply chain services and performance services segments;

  •
  Team Health Holdings Inc., a provider of hospital-based clinical outsourcing in multiple departments including anesthesia, hospital medicine and emergency medicine;

  •
  Surgery Partners, Inc., a leading operator of surgical facilities and ancillary services;

  •
  Kinetic Concepts, Inc., a provider of negative pressure wound therapy devices; and

  •
  Hill-Rom Holdings, Inc., a manufacturer and provider of medical technologies and related services for the healthcare industry, including patient support systems, safe mobility and handling solutions, non-invasive therapeutic products for a variety of acute and chronic medical conditions, medical equipment rentals, surgical products and information technology solutions.

2017 Executive Compensation Components

        For fiscal 2017 the principal components of compensation for our named executive officers were base salary and annual performance-based incentive compensation, each of which is addressed in greater detail below. Each named executive officer also has severance and/or change of control benefits, and is eligible to participate in our long-term savings plan and the broad-based benefit and welfare plans that are available to our employees in general. In addition, the named executive officers are eligible to receive stock option awards from UHS Holdco under its stock option plan. Although these awards are determined solely by UHS Holdco's board of directors, our compensation committee considers the option awards in assessing each named executive officer's compensation package and whether such package is consistent with our compensation program philosophy and objectives.

        We do not have an established formula or target for allocating between cash and non-cash compensation, or between short-term and long-term incentive compensation. Instead, our goal is to ensure that the compensation we pay is sufficient to attract and retain executive officers, and to reward them for performance that meets the goals set by our compensation committee.

Setting Executive Compensation

        The compensation committee determines the total compensation for our named executive officers based on a consideration of the following factors:

  •
  the scope of responsibility of each named executive officer;

  •
  market data from Peer Group companies;

  •
  an assessment of the positions of similarly situated executives within the Peer Group and internal comparisons to the compensation received by those executives;

  •
  internal review of each named executive officer's compensation, both individually and relative to other named executive officers;

  •
  individual performance of each named executive officer, which is assessed based on factors such as fulfillment of job responsibilities, the financial and operating performance of the activities directed by each named executive officer, experience and potential;

  •
  the total compensation paid to each named executive officer in past years (including long-term equity (stock option) compensation awarded by UHS Holdco under its stock option plan); and

  •
  performance evaluations for each named executive officer.

Base Salary

        We provide our named executive officers with a base salary to compensate them for services rendered. Salary levels are typically considered in March of each year as part of our performance review process and upon a promotion or other change in job responsibility. Merit-based increases to salaries of the named executive officers are based on the compensation committee's assessment of the individual's performance.

        Base salary ranges are determined for each named executive officer based on his or her position and responsibility and utilizing our compensation committee's knowledge and expertise regarding the market, with reference to market data regarding Peer Group compensation compiled from public sources, compensation consultants and independent analysts. Base salary ranges are designed so that salary opportunities for a given position will be targeted at the midpoint of the base salary established for each range.

        Goals and objectives for the overall senior management team at UHS include:

  •
  setting the appropriate tone at the top framework for ethics, policies and business practices across the Company;

  •
  driving growth of revenue and EBITDA;

  •
  being present in the field across our diverse geographical footprint with our localized employee base driving culture and best practices; and

  •
  supporting the roll out of our products to customers by helping to communicate the key customer benefits of reducing cost, improving efficiency and improving patient outcomes.

        Each of the named executive officers is expected to participate in the above activities, with particular emphasis on their areas of expertise. Thus, Mr. Leonard has emphasis in setting the strategy and direction for UHS; Mr. Pekarek has emphasis areas in controls, reporting, budgeting and capital attraction; Mr. Ketzel has the emphasis areas of growth and revenue, operational excellence and customer service; Ms. Bird has the emphasis areas of market development, growth and research; and Mr. Creviston has the emphasis areas of development and retention of talent and design and administration of compensation programs.

        Finding that the named executive officers achieved the objectives discussed above, on March 7, 2017, the compensation committee determined to increase the base salaries of Mr. Leonard from $650,000 to $666,250, Mr. Pekarek from $425,000 to $435,625, Mr. Ketzel from $435,625 to $446,516, Mr. Creviston from $300,000 to $307,500 and Ms. Bird from $300,000 to $307,500. These increases reflected the increasing complexity of UHS's business and the increased responsibilities these executives took on to meet growth objectives. These include increased strategic partnership activity, product development, expanded geographic markets and design and delivery of more complex customer-focused service solutions.

Annual Performance-Based Incentive Compensation

        The annual performance-based incentive compensation component is offered through the Executive Incentive Program (the "EIP"), an annual cash incentive program that provides our executive officers with an opportunity to earn annual incentive awards based on UHS's financial performance. Under the EIP, our named executive officers can earn incentive awards that are based on a percentage of base salary, with the percentage for each officer (other than Mr. Leonard, whose percentage was specified in his employment agreement with us) set at a level the compensation committee has determined is consistent with his level of accountability and impact on our operations. In setting this percentage of base salary, the compensation committee also considers the incentive compensation paid to executives in the Peer Group. The percentage of base salary for our named executive officers (other than the chief executive officer) varies from 65% to 75% of base salary. The target award under the EIP for Mr. Leonard, our chief executive officer, was 100% of base salary, as specified in his employment agreement. The 2017 EIP targets for each of our named executive officers were as follows:

Senior Manager	2017 Executive Incentive Plan Target as a Percent of 2017 Base Salary
Thomas J. Leonard	100%
James B. Pekarek	70%
Kevin E. Ketzel	75%
Robert L. Creviston	65%
Bettyann Bird	65%

        The corporate financial performance objectives under the EIP relate to capital expenditures and Adjusted EBITDA, defined as earnings attributable to UHS before interest expense, income taxes, depreciation and amortization and excludes non-cash share-based compensation expense, management, board and other nonrecurring gain, expenses or loss. The threshold levels for achievement of the corporate financial objective, and the formula for payment of awards under the EIP, are determined by the compensation committee. In March 2018, the threshold levels for achievement of the corporate financial objectives for 2017 EIP awards were finally determined by our compensation committee. Our named executive officers' eligibility to earn an incentive award is based on UHS's achievement of those corporate financial objectives for the current year, calculated by comparing actual and target capital expenditures and Adjusted EBITDA for that fiscal year.

Methodology

        For fiscal 2017, the compensation committee established the capital expenditures target at $60.3 million and the Adjusted EBITDA target at $140.7 million. Adjusted EBITDA is used internally as a measure of operational performance, we disclose it externally to assist analysts, investors and lenders in their comparisons of operational performance, valuation and debt capacity across companies with differing capital, tax and legal structures. EBITDA, however, is not a measure of financial performance under GAAP and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. Because EBITDA is not a measure of GAAP and is thus susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. EBITDA does not represent an amount of funds that is available for management's discretionary use. Adjusted EBITDA is included because certain compensation plans are based upon this measure.

        For fiscal 2017, the compensation committee reviewed UHS's actual capital expenditures and Adjusted EBITDA performance and determined that UHS's targets were achieved, such that by the formula determined by the compensation committee, Mr. Leonard received $697,616 for his award, Mr. Pekarek received $350,000 for his award, Mr. Ketzel received $400,000 for his award, Mr. Creviston received $209,285 for his award and Ms. Bird received $250,000 for her award.

        Award amounts for 2017 performance under the EIP were approved for the named executive officers by the compensation committee on March 6, 2018 and were paid by UHS on March 30, 2018. The 2017 EIP award amounts are reflected in the "Non-equity Incentive Plan Compensation" column of the Summary Compensation Table.

        During the past five years, UHS achieved performance of the target three times and achieved the maximum performance level once. The payout percentage in the past five years ranged between approximately 0% and 175% of the participant's target award opportunity. Generally, the minimum, target and maximum levels for achievement of the corporate financial objective are set, so that the relative difficulty of achieving the target is consistent from year to year.

Severance and/or Change of Control Benefits

        UHS has adopted an Executive Severance Pay Plan that provides for severance benefits for certain of our senior executive officers, including Mr. Ketzel, Mr. Creviston, and Ms. Bird, who are named executive officers. In addition, we have entered into employment agreements with Mr. Leonard, our chief executive officer, and Mr. Pekarek, our chief financial officer. These employment agreements provide for severance and/or change of control benefits for Mr. Leonard and Mr. Pekarek. Severance and/or change in control benefits serve several purposes and are designed to:

  •
  aid in the attraction and retention of the executives as a competitive practice;

  •
  keep the executives focused on running the business, impartial and objective when confronted with transactions that could result in a change of control; and

  •
  encourage our executives to act in the best interest of our stockholder in evaluating transactions.

        For a detailed discussion of the foregoing, please refer to the caption "Potential Payments Upon Termination or Change in Control" below.

Long-Term Savings Plan and Other Benefits

        UHS has adopted a Long-Term Savings Plan, which is a tax-qualified retirement savings plan pursuant to which all employees, including the named executive officers, are able to contribute to the plan the lesser of up to 60% of their annual salary or the limit prescribed by the Internal Revenue Service ("IRS") on a pre-tax basis. UHS will match 50% of up to 6% of base pay that is contributed to the Long-Term Savings Plan, subject to the limits prescribed by the IRS, excluding any catch-up contributions. Matching contributions and any earnings on the matching contributions are vested in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1	—
1	33%
2	66%
3	100%

Long-Term Equity Incentive (Stock Option) Compensation

        The 2007 Stock Option Plan of UHS Holdco ("2007 Stock Option Plan") provides for the award of stock options to our named executive officers and is designed to:

  •
  enhance the link between the creation of stockholder value and long-term executive incentive compensation;

  •
  provide an opportunity for increased equity ownership of UHS Holdco by executives; and

  •
  maintain competitive levels of total compensation.

        Stock option award levels vary among participants based on their positions within UHS. Consistent with past practice, broad-based stock option awards were granted in June of 2007, following a change of control of UHS, which occurred in connection with the Transaction. Thereafter, options are generally expected to be granted periodically throughout the year and are granted to individuals who were newly hired or who were promoted or who increased their job responsibilities. None of the executive officers received grants of options in 2017. The exercise price of stock option awards under the 2007 Stock Option Plan is equal to the fair market value of UHS Holdco's common stock on the grant date as determined by the board of directors of UHS Holdco. The ultimate value of an award depends on UHS Holdco's stock price. For a detailed discussion of the 2007 Stock Option Plan, including the August 2010 amendment to the vesting provisions of option agreements, see discussion under the heading "2007 Stock Option Plan" below.

        Effective November 4, 2014, the compensation committee recommended, and the board of directors of UHS Holdco (the "UHS Holdco board of directors") approved, an amendment (the "Amendment") to the 2007 Stock Option Plan to remove the 2007 Stock Option Plan's mandatory ten year limit on the duration of stock options. In addition, the compensation committee recommended, and the UHS Holdco board of directors approved, unilateral amendments to certain outstanding stock option agreements. These amendments extend the expiration date of such options to November 4, 2024 and reset the option exercise price at $0.71 per share, which was the fair market value of UHS Holdco's common stock on the amendment date as determined by a third party valuation obtained by the UHS Holdco board of directors. The original options were granted from June 18, 2007 to May 21, 2013 with exercise prices ranging from $1.00 to $1.83. The Amendment to the 2007 Stock Option Plan and the amendments to the individual options do not change the number of options granted, the vesting commencement date, the vesting schedules or any continued service requirements.

        On May 9, 2018, UHS Holdco adopted the 2018 Executive Management Stock Option Plan (the "2018 Stock Option Plan"). Pursuant to the 2018 Stock Option Plan, awards may be in the form of non-qualified stock options. The maximum number of shares for which options may be granted is 2,500,000 under the 2018 Stock Option Plan. In the second quarter of 2018, 2,499,000 shares of UHS Holdco common stock were issued to certain UHS's executives, including named executive officers other than the chief executive officer pursuant to the 2018 Stock Option Plan.

        Options granted pursuant to the 2018 Stock Option Plan have an exercise price of $0.71 per share and may only be exercised upon a change of control (as defined in the 2018 Stock Option Plan) and only if such change of control occurs no later than March 15th of the calendar year following the calendar year in which the signing of a binding agreement for UHS to undergo a change of control occurs. No expense has been recorded for this plan in 2018. Additionally, all awards of options granted pursuant to the 2018 Stock Option Plan provide for a claw back of all proceeds received for such options in the event an award recipient voluntarily terminates his or her employment with UHS without Good Reason or has his or her employment terminated by UHS for Cause (as such terms are defined in UHS's Executive Severance Pay Plan) within one year following a change in control of UHS Holdco.

        The 2007 Stock Option Plan and the 2018 Executive Management Stock Option Plan will be assumed by Agiliti at the closing of the Business Combination.

Other Benefits

        Our named executive officers are eligible to participate in the same broad-based benefit and welfare plans that are made available to our employees in general.

Pay Ratio

        We have prepared, under applicable SEC rules, the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee (other than the Chief Executive Officer), calculated as defined in Item 402(c)(2)(x). As disclosed in the Summary Compensation Table, our Chief Executive Officer's annual total compensation for 2017 was $1,368,491. The annual total compensation of our median employee was $46,529. This results in a ratio of 29.4 to 1. The methodology used to determine our median employee is described below.

        We determined our median employee based on, in our opinion, the best representation of ongoing total compensation as of December 31, 2017. Total compensation includes payments made during 2017, based on payroll records, in the following categories:

  •
  Base salary/hourly pay, including overtime for non-exempt employees

  •
  Performance-based incentive payments

  •
  Allowances/perquisites paid by UHS to each specific employee (not including company-paid insurance premiums or other benefit programs where a cost/value cannot be attributed to a specific employee)

        Total compensation was annualized in the case of regular full-time and part-time employees who joined UHS during 2017. Pay for temporary and on-demand employees was not annualized.

        UHS acquired two companies during 2017 and 17 employees from these acquisitions remained employed on December 31, 2017. These 17 employees (0.6% of our employee population) have been excluded from our calculation of the median employee because they were not eligible for UHS compensation plans/programs throughout the entire year. As such, their compensation for 2017 may not be representative of their ongoing total compensation with UHS. Aside from acquired employees and contract workers for whom UHS does not determine pay, all active employees on December 31, 2017 (other than the Chief Executive Officer) who received pay from UHS in 2017 were included in the calculation to determine the median employee.

Tax and Accounting Implications

Deductibility of Executive Compensation

        The compensation committee reviews and considers UHS's deductibility of executive compensation. We believe that compensation paid under our EIP is generally deductible for federal income tax purposes. Section 280G of the IRS Code provides that UHS may not deduct compensation paid in connection with a change of control that is treated as an excess parachute payment. In certain circumstances, the compensation committee may elect to approve compensation that is not fully deductible to ensure competitive levels of compensation for our executive officers. The Tax Act will limit UHS's deductibility to $1 million for named executive officers beginning after January 1, 2018.

Accounting for Share-Based Compensation

        Beginning January 1, 2006, we began accounting for our share-based compensation, namely, stock options issued under the 2007 Stock Option Plan, as required by ASC Topic 718, "Compensation—Stock Compensation."

        While UHS Holdco established the 2007 Stock Option Plan, compensation expense related to service provided by UHS's employees, including the named executive officers, is recognized in UHS's Statements of Operations.

Executive Compensation

        The following tables and accompanying narrative disclosure should be read in conjunction with the Compensation Discussion and Analysis.

Summary Compensation Table

        The table below sets forth the total compensation awarded to, earned by or paid to the named executive officers for our 2017, 2016, and 2015 fiscal years.

        Amounts listed under the "Non-Equity Incentive Plan Compensation" column were determined in accordance with the "2017 Executive Incentive Plan Targets", as approved by the compensation committee of our board of directors. The non-equity incentive plan compensation was paid on March 30, 2018.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Thomas J. Leonard	2017	$661,875	$—	$—	$697,616	$9,000	$1,368,491
Chief Executive Officer	2016	$650,000	$(190,700)	$—	$699,400	$9,000	$1,167,700
and Director	2015	$450,000	$2,860,500	$5,000,000	$787,500	$—	$9,098,000
James B. Pekarek	2017	$432,765	$—	$—	$350,000	$9,555	$792,320
Executive Vice President	2016	$417,361	$167,150	$—	$330,000	$9,067	$923,578
and Chief Financial Officer	2015	$395,133	$—	$—	$483,303	$7,891	$886,327
Kevin E. Ketzel	2017	$443,584	$—	$—	$400,000	$8,872	$852,456
President	2016	$432,765	$167,150	$—	$360,000	$6,492	$966,407
	2015	$171,635	$600,050	$—	$225,271	$1,962	$998,918
Robert L. Creviston	2017	$305,481	$—	$—	$209,285	$4,079	$518,845
Chief Human Resources	2016	$295,505	$117,005	$—	$210,000	$7,297	$629,807
Officer	2015	$282,410	$—	$—	$320,558	$—	$602,968
Bettyann Bird(5)	2017	$305,481	$—	$—	$250,000	$1,349	$556,830
Senior Vice President,	2016	$288,462	$534,880	$—	$225,000	$1,385	$1,049,727
Marketing

(1)
The amounts in the "Option Awards" column reflect that Mr. Pekarek, Mr. Ketzel, Mr. Creviston and Ms. Bird received grants of options in the year ended December 31, 2016 and Mr. Leonard and Mr. Ketzel received grants of options in the year ended December 31, 2015. On March 14, 2016, Mr. Leonard entered into an amended Stock Option Agreement with UHS Holdco, amending the amount of his stock option award from 15,000,000 options to 14,000,0000. Mr. Leonard agreed to relinquish 1,000,000 options in order to return them to the stock option pool to be awarded to members of management. The amounts in the "Option Awards" column reflect the grant date fair value or incremental fair value, determined in accordance with ASC Topic 718, of awards granted pursuant to the 2007 Stock Option Plan. Assumptions used in the calculation of these amounts are included in Note 11, Share-Based Compensation to our audited consolidated financial statements for the fiscal year ended December 31, 2017 included elsewhere in this proxy statement/prospectus.

(2)
The amounts in the "Stock Awards" column reflect that in connection with the hiring of Mr. Leonard as our Chief Executive Officer in 2015, he was granted a Restricted Stock Unit Award in the amount of 7,042,254 restricted stock units of UHS Holdco which vest 25% on each of April 13, 2016, April 13, 2017, April 13, 2018, and April 13, 2019, provided that Mr. Leonard is employed by UHS on the relevant vesting date. Each restricted stock unit represents one share of common stock of UHS Holdco.

(3)
The amounts in the "Non-Equity Incentive Plan Compensation" column reflect the cash awards to the named executive officers under the EIP, which is discussed in detail under the caption "Annual Performance—Based Incentive Compensation."

(4)
The amounts in the "All Other Compensation" column reflect our contributions for all of the named executive officers to the Long-Term Savings Plan, discussed in detail under the caption "Long-Term Savings Plan and Other Benefits" and credit to the healthcare premium.

(5)
Because Ms. Bird was not a named executive officer in 2015, her information is only provided for 2017 and 2016.

2017 Grants of Plan-Based Awards

					All Other Option Awards: Number of Securities Underlying Options (#)(3)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)				Exercise or Base Price of Option Awards ($/sh)
							Grant Date Fair Value of Option Awards ($)(2)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Thomas J. Leonard	2017	$0	$661,900	$1,323,800	—	$—	$—
James B. Pekarek	2017	$0	$302,900	$605,800	—	$—	$—
Kevin E. Ketzel	2017	$0	$332,700	$665,400	—	$—	$—
Robert L. Creviston	2017	$0	$198,600	$397,200	—	$—	$—
Bettyann Bird	2017	$0	$198,600	$397,200	—	$—	$—

(1)
The amounts shown under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" reflect the threshold, target and maximum payment levels, respectively, under UHS's EIP. These amounts are based on the named executive officer's base salary and position for the year ending and as of December 31, 2017. The 2017 EIP payout is included in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table.

(2)
The amounts in the "Grant Date Fair Value of Option Awards" column reflect the grant date fair value, determined in accordance with ASC Topic 718, of awards pursuant to the 2007 Stock Option Plan. Assumptions used in the calculation of these amounts are included in Note 11, Share-Based Compensation to our audited consolidated financial statements for the fiscal year ended December 31, 2017 included elsewhere in this proxy statement/prospectus.

(3)
No stock options were granted to the named executive officers during 2017.

Outstanding Equity Awards at December 31, 2017

	Option Awards(1)					Stock Awards(2)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Securities Underlying Restricted Stock Unit
Thomas J. Leonard	5/8/2015	5,999,994	8,000,006	$0.71	11/4/2024	4/13/2015	7,042,254
James B. Pekarek	3/9/2016	166,666	333,334	$1.02	11/4/2024	—	—
James B. Pekarek	5/21/2013	2,291,657	458,343	$0.71	11/4/2024	—	—
Kevin E. Ketzel	3/9/2016	166,666	333,334	$1.02	11/4/2024	—	—
Kevin E. Ketzel	8/5/2015	1,375,000	1,375,000	$0.71	11/4/2024	—	—
Robert L. Creviston	3/9/2016	116,666	233,334	$1.02	11/4/2024	—	—
Robert L. Creviston	5/21/2013	1,041,662	208,338	$0.71	11/4/2024	—	—
Bettyann Bird	3/9/2016	533,332	1,066,668	$1.02	11/4/2024	—	—

(1)
Option awards granted under UHS Holdco's 2007 Stock Option Plan is discussed in detail under the caption "Long-Term Equity Incentive (Stock Option) Compensation". Options granted under the 2007 Stock Option Plan for our named executive officers vest over a six-year period of service with one-sixth vesting on December 31 of each year of the six-year period, with such unvested options included in the "Number of Securities Underlying Unexercised Options Unexercisable" column, except for options to Mr. Leonard vest over a five-year period with one-fifth vesting on April 13 of each year over the five-year period.

(2)
In connection with the hiring of Mr. Leonard as our Chief Executive Officer in 2015, he was granted a Restricted Stock Unit Award in the amount of 7,042,254 restricted stock units of UHS Holdco which vest 25% on each of April 13, 2016, April 13, 2017, April 13, 2018, and April 13, 2019, provided that Mr. Leonard is employed by UHS on the relevant vesting date. Each restricted stock unit represents one share of common stock of UHS Holdco.

Potential Payments Upon Termination or Change in Control

Potential Payments Under Employment Agreements

Thomas J. Leonard—Employment Agreement

        The following termination and change of control payments are payable under Mr. Leonard's employment agreement, contingent upon Mr. Leonard or his representative executing and delivering a release of all claims against UHS and all present and former directors, officers, agents, representatives, executives, successors and assignees of UHS and its direct or indirect owners within 60 days of the date of termination, provided there has not been any revocation thereof by Mr. Leonard or his representative.

Payments Made Upon Death or Disability

        In the event of death or disability, Mr. Leonard or his legal representative will receive, on the 10th day following termination, the following:

  •
  100% of his base salary in effect immediately prior to executive's termination;

  •
  earned and unpaid bonus for the calendar year ending prior to the date of termination, if any; and

  •
  reimbursement for expenses.

        Additionally, Mr. Leonard will receive accrued vested benefits through any benefit plan, program or arrangement of UHS at the times specified therein. "Disability" means the named executive officer becomes physically or mentally disabled, whether totally or partially, either permanently or so that the named executive officer is unable substantially and competently to perform his duties for 180 days during any 12-month period during the term of his employment agreement. Mr. Leonard will also receive a lump sum payment of $11,350, which is equivalent to the amount of the portion of Mr. Leonard's COBRA premiums as UHS paid during Mr. Leonard's employment.

Payments Made Upon Termination Without Cause or Resignation For Good Reason

        If we terminate Mr. Leonard's employment without Cause or he resigns for Good Reason, Mr. Leonard will receive, in substantially equal installments in accordance with UHS's regular payroll practices, payments consisting of the following:

  •
  100% of his current base salary;

  •
  100% of his target bonus opportunity for the year of termination; and

  •
  reimbursement for expenses.

        UHS also will pay Mr. Leonard his pro rata EIP award for the calendar year in which his employment terminates, at the time UHS pays EIP awards to other senior executives for that same calendar year. Additionally, Mr. Leonard will receive accrued vested benefits through any benefit plan, program or arrangement of UHS at the times specified therein and Company-paid COBRA continuation coverage for up to 18 months post-termination. Mr. Leonard will also receive a lump sum payment of $11,350, which is equivalent to the amount of the portion of Mr. Leonard's COBRA premiums as UHS paid during Mr. Leonard's employment.

        "Cause" means:

  •
  the commission by Mr. Leonard of, or the indictment for (or pleading guilty or nolo contender to) a felony or crime involving moral turpitude;

  •
  Mr. Leonard's repeated failure or refusal to faithfully and diligently perform the usual and customary duties of his employment or to act in accordance with any lawful direction or order of the board of directors, which failure or refusal is not cured within 30 days after written notice thereof;

  •
  Mr. Leonard's material breach of fiduciary duty;

  •
  Mr. Leonard's theft, fraud, or dishonesty with regard to UHS or any of its affiliates or in connection with his duties;

  •
  Mr. Leonard's material violation of UHS's code of conduct or similar written policies;

  •
  Mr. Leonard's willful misconduct unrelated to UHS or any of its affiliates having, or likely to have, a material negative impact on UHS or any of its affiliates (economically or its reputation);

  •
  an act of gross negligence or willful misconduct by Mr. Leonard that relates to the affairs of UHS or any of its affiliates; or

  •
  material breach by Mr. Leonard of any of the provisions of his employment agreement.

        Mr. Leonard will have "Good Reason" for termination if, other than for Cause, any of the following has occurred:

  •
  we have materially diminished Mr. Leonard's responsibilities, authorities or duties (provided that in the event of Mr. Leonard's disability, UHS's appointment of an interim Chief Executive Officer shall not constitute a diminution of Mr. Leonard's responsibilities, authorities or duties);

  •
  we have reduced Mr. Leonard's base salary or EIP target percentage, other than in connection with an across-the-board reduction of base salary or EIP target percentage applicable to substantially all senior executives of UHS; or

  •
  we have relocated Mr. Leonard's place of employment by more than 50 miles.

Payments Made Upon Termination for Cause or Resignation Without Good Reason

        If we terminated Mr. Leonard's employment under his employment agreement for Cause or he resigns without Good Reason, all of Mr. Leonard's rights to payments, other than payment for services already rendered, including any unearned annual bonus and any other benefits otherwise due, cease upon the date of termination.

Payments Made Upon a Change of Control

        Mr. Leonard is not entitled to any cash payments based solely on a change of control.

        The following table shows the potential payments upon a termination under Mr. Leonard's employment agreement.

Thomas J. Leonard Chief Executive Officer and Director
Executive Benefits and Payments Upon Separation	Death or Disability on 12/31/2017	For Good Reason or Without Cause Termination on 12/31/2017	Change of Control Related Termination on 12/31/2017
Compensation:
Non-Equity Incentive Plan	$697,616	$697,616	$—
Stock Options	—	—	1,525,601
Benefits and Perquisites:
Health and Welfare Benefits	11,350	11,350	—
Severance Payments	666,250	666,250	—

Total	$1,375,216	$1,375,216	$1,525,601

(1)
The above table excludes the intrinsic value of vested stock options.

James B. Pekarek—Employment Arrangement

        On November 2, 2016, UHS amended its employment agreement, previously entered into on April 11, 2013, with Mr. Pekarek. The terms of Mr. Pekarek's amended employment agreement, as they relate to the possible payment upon his termination, are summarized below. The amounts shown below assume that termination of employment was effective as of December 31, 2017, include amounts earned through that date, and are estimates of the amounts which would be paid out to the named executive officers upon their termination. The actual amounts paid can only be determined at the time of each named executive officer's separation from us.

        The following termination and change of control payments are payable under Mr. Pekarek's employment arrangement, contingent upon Mr. Pekarek or his representative executing and delivering a release of all claims against UHS and all present and former directors, officers, agents, representatives, executives, successors and assignees of UHS and its direct or indirect owners within 45 days of the date of termination, provided 15 days have elapsed since such execution without any revocation thereof by Mr. Pekarek or his representative.

Payments Made Upon Death or Disability

        In the event of death or disability, Mr. Pekarek or his legal representative will receive, on the 61st day following termination, a lump sum payment consisting of the following:

  •
  100% of his current base salary;

  •
  $11,350 intended for health and welfare benefits; and

  •
  earned and unpaid bonus for the calendar year ending prior to the date of termination, if any.

        Additionally, Mr. Pekarek will receive accrued vested benefits through any benefit plan, program or arrangement of UHS at the times specified therein. "Disability" means the named executive officer becomes physically or mentally disabled, whether totally or partially, either permanently or so that the named executive officer is unable substantially and competently to perform his duties for 180 days during any 12-month period during the term of his employment agreement.

Payments Made Upon Termination Without Cause or Resignation For Good Reason

        If we terminate Mr. Pekarek's employment without Cause or he resigns for Good Reason, Mr. Pekarek will receive, on the 61st day following termination, a lump sum payment consisting of the following:

  •
  175% of his current base salary;

  •
  $11,350 intended for health and welfare benefits; and

  •
  earned and unpaid bonus for the calendar year ending prior to the date of termination, if any.

        UHS also will pay Mr. Pekarek his pro rata EIP award for the calendar year in which his employment terminates, at the time UHS pays EIP awards to other senior executives for that same calendar year. Additionally, Mr. Pekarek will receive accrued vested benefits through any benefit plan, program or arrangement of UHS at the times specified therein.

        "Cause" means:

  •
  the commission by the named executive officer of a felony for which he is convicted; or

  •
  the material breach by the named executive officer of his agreements or obligations under his employment agreement described in a written notice to the named executive officer that is not capable of being cured or has not been cured within 30 days after receipt.

        Mr. Pekarek will have "Good Reason" for termination if, other than for Cause, any of the following has occurred:

  •
  Mr. Pekarek's base salary or EIP target percentage has been reduced, other than in connection with an across-the-board reduction, not to exceed 5% of the then current base salary, of approximately the same percentage in executive compensation to executive employees imposed by our board of directors in response to negative financial results or other adverse circumstances affecting us;

  •
  our board of directors establishes an unachievable and commercially unreasonable adjusted EBITDA target that we must achieve for the named executive officer to receive an EIP under his employment agreement and Mr. Pekarek provides written notice of his objection to the board of directors within ten business days;

  •
  we have reduced or reassigned a material portion of Mr. Pekarek's duties, have diminished his title, have required Mr. Pekarek to relocate outside the greater Minneapolis, Minnesota area, have relocated our corporate headquarters outside the greater Minneapolis area or have removed or relocated outside the greater Minneapolis area a material number of our employees or senior management, in each case without Mr. Pekarek's written consent; or

  •
  we have breached, in any material respect, the employment agreement of Mr. Pekarek.

Payments Made Upon Termination for Cause or Resignation Without Good Reason

        If we terminated Mr. Pekarek's employment under his employment arrangement for Cause or he resigns without Good Reason, all of Mr. Pekarek's rights to payments, other than payment for services already rendered and any other benefits otherwise due, cease upon the date of termination.

Payments Made Upon a Change of Control

        If we terminate Mr. Pekarek's employment without Cause or Mr. Pekarek resigns for Good Reason at any time within six months before, or 24 months following, a change of control and notwithstanding and in lieu of amounts provided for resignation without Cause or for resignation for

Good Reason, Mr. Pekarek is entitled to receive, on the 61st day following termination, a lump sum payment consisting of the following:

  •
  262.5% of his current base salary;

  •
  $11,350 intended for health and welfare benefits; and

  •
  earned and unpaid bonus for the calendar year ending prior to the date of termination, if any.

        UHS also will pay Mr. Pekarek his pro rata EIP award for the calendar year in which his employment terminates, at the time UHS pays EIP awards to other senior executives for that same calendar year. Additionally, Mr. Pekarek will receive accrued vested benefits through any benefit plan, program or arrangement of UHS at the times specified therein.

        However, if Mr. Pekarek's employment terminates within six months prior to a Change in Control due to termination by UHS without Cause or due to termination for Good Reason, then Mr. Pekarek will receive payments in accordance with the provisions noted under the heading "Payments Made Upon Termination Without Cause or Resignation For Good Reason," and within 30 days following the Change in Control, Mr. Pekarek will receive an additional lump sum payment equal to the difference between the payment already received and the amount required under the Change in Control provisions noted above.

        "Change of control" means (i) when any "person" (as defined in Section 13(d) and 14(d) of the Exchange Act) (other than UHS, IPC Manager III SPV, L.P. or its affiliates, any trustee or other fiduciary holding securities under an employee benefit plan of UHS or any Subsidiary, or any corporation owned, directly or indirectly, by the stockholder or stockholders, as the use may be, of UHS, in substantially the same proportions as their ownership of stock of UHS), acquires, in a single transaction or a series of transactions (whether by merger, consolidation, reorganization or otherwise), (A) "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act) of securities representing more than 50% of the combined voting power of UHS (or, prior to a public offering, more than 50% of UHS's outstanding shares of common stock), or (B) substantially all or all of the assets of UHS and its Subsidiaries on a consolidated basis or (ii) a merger, consolidation, reorganization or similar transaction of UHS with a "person" (as defined above) if, following such transaction, the holders of a majority of UHS's outstanding voting securities in the aggregate immediately prior to such transaction do not own at least a majority of the outstanding voting securities in the aggregate of the surviving corporation immediately after such transaction. "Subsidiary" means any corporation in an unbroken chain of corporations beginning with UHS if, at the time of a change of control, each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

        The following table shows the potential payments upon a termination or change of control of us under Mr. Pekarek's employment arrangement.

James B. Pekarek Executive Vice President and Chief Financial Officer
Executive Benefits and Payments Upon Separation(1)	Death or Disability on 12/31/2017	For Good Reason or Without Cause Termination on 12/31/2017	Change of Control Related Termination on 12/31/2017
Compensation:
Non-Equity Incentive Plan	$350,000	$350,000	$350,000
Stock Options	—	—	416,827
Benefits and Perquisites:
Health and Welfare Benefits	11,350	11,350	11,350
Severance Payments	435,600	762,300	1,143,500

Total	$796,950	$1,123,650	$1,921,677

(1)
The above table excludes the intrinsic value of vested stock options.

Potential Payments Under Our Executive Severance Pay Plan

        On November 2, 2016, UHS made changes to its Executive Severance Pay Plan, previously adopted on June 1, 2007 which the compensation committee amended on December 31, 2008 to comply with Section 409A of the Code. The amended Executive Severance Pay Plan provides benefits that are economically equivalent to the benefits the covered senior executives were entitled to under the June 1, 2007 plan, with the timing of payment and certain other provisions modified to comply with Section 409A. Additionally, references to the controller were removed.

        In March 2015, the Executive Severance Pay Plan was amended to change the definition of a covered "executive" to cover any employee possessing a title of Vice President or above, or any employee who is designated in writing as covered by the Executive Severance Pay Plan by our chief executive officer; to specify that the first six months of severance pay will be made regardless of other employment while the next six months will be reduced by the value of compensation the employee receives from any alternate employment; and to provide that UHS will pay the employer's portion of any COBRA premiums rather than an upfront lump sum payment of COBRA premium equivalents.

        In November 2016, the Executive Severance Pay Plan was amended to include changes to the severance benefits to which such persons are entitled upon an "Involuntary Termination" (as defined in the Amended Executive Severance Pay Plan) from UHS relating to the amount and timing of the bonus, the payments required to be made by UHS to such executive relating to the continued cost of healthcare insurance coverage under COBRA, and the amounts that would be payable to the executive if the executive's "Involuntary Termination" were to occur during the "Change of Control Period" (as defined in the Amended Executive Severance Pay Plan). This disclosure is qualified in its entirety by reference to the Amended Executive Severance Pay Plan.

        Executives covered by the Executive Severance Pay Plan include the following named executive officers: Mr. Ketzel, Mr. Creviston and Ms. Bird. The terms of the Executive Severance Pay Plan, as they related to the possible payments upon the terminations of the aforementioned named executive officers, are summarized below. The amounts shown assume that termination was effective as of December 31, 2017, include amounts earned through that date and are estimates of the amounts which would be paid out to the named executive officer upon his termination. The actual amounts paid can only be determined at the time of the named executive officer's separation from us.

Payments Made upon Death or Disability

        In the event of termination of employment for Death or Disability of a named executive officer, and the named executive officer or designee signs a General Release within 45 days of the date of termination, the named executive officer or designee will receive his or her:

  •
  current salary on a bi-weekly payment schedule for the 12-month period following termination ("Severance Period");

  •
  lump payment of $11,350 for COBRA benefits ; and

  •
  pro-rated bonus within 61 days following the effectiveness of the General Release.

        The first payments will be made as soon as practicable following the effectiveness of the General Release and will include any such payment(s) that would otherwise have been made prior to the time the General Release was effective. "General Release" means a written release of all claims against us and our affiliates in the form presented by us, which includes confidentiality, non-competition, non-solicitation and no-hire provisions.

Payments Made Upon a Change in Control

        In the event of termination of employment due to a Change in Control, and the named executive officer or designee signs a General Release within 45 days of the date of termination, the named executive officer will receive his or her:

  •
  current salary on a bi-weekly payment schedule for the 12-month period following termination ("Severance Period");

  •
  lump payment of $11,350 for COBRA benefits ; and

  •
  100% of target bonus within 61 days following the effectiveness of the General Release.

  •
  Mr. Ketzel as President will receive an additional amount equal to 100% of target bonus for the then-current fiscal year.

        "Change of control" means any event as a result of which Irving Place Capital and its affiliates collectively cease to own and control all of the economic and voting rights associated with ownership of at least 50.1% of the outstanding capital stock of or any sale or transfer of all or substantially all of the assets of UHS.

        Notwithstanding the foregoing, a change of control will not include the sale or transfer of all or substantially all of the assets of UHS to a private equity firm, or a company owned or controlled by a private equity firm.

Payments Made Upon Termination for Cause, Resignation Except for Good Reason

        In the event of termination of employment for Cause, voluntary resignation except for Good Reason, no severance benefits are payable.

        "Cause" means:

  •
  the executive's continued failure, whether willful, intentional, or grossly negligent, after written notice, to perform substantially the executive's duties (the "duties") as determined by the executive's immediate supervisor, or the chief executive officer, or a senior vice president of UHS (other than as a result of a disability);

  •
  dishonesty or fraud in the performance of the executive's duties or a material breach of the executive's duty of loyalty to UHS or its subsidiaries;

  •
  conviction or confession of an act or acts on the executive's part constituting a felony under the laws of the United States or any state thereof or any misdemeanor which materially impairs such executive's ability to perform the duties;

  •
  any willful act or omission on the executive's part which is materially injurious to the financial condition or business reputation of UHS or any of its subsidiaries; or

  •
  any breach by the executive of any non-competition, non-solicitation, non-disclosure or confidentiality agreement applicable to the executive.

        "Change of control" means any event as a result of which Irving Place Capital and its affiliates collectively cease to own and control all of the economic and voting rights associated with ownership of at least 50.1% of the outstanding capital stock of or any sale or transfer of all or substantially all of the assets of UHS.

        Notwithstanding the foregoing, a change of control will not include the sale or transfer of all or substantially all of the assets of UHS to a private equity firm, or a company owned or controlled by a private equity firm.

        "Good Reason" means that, other than for Cause, any of the events set forth in paragraphs (i)-(iii) below has occurred; within 30 days of such event, the named executive notifies UHS in writing of such event, and UHS fails to cure the event within 60 days of receiving such notice; and the named executive terminates employment no later than 90 days after providing such notice:

  •
  UHS has demoted Executive, as evidenced by a material reduction or reassignment of Executive duties (per Executive job description), provided, however, that any change in Executive's position constituting a lateral move or promotion will not be deemed to give rise to Good Reason unless Executive is required to relocate pursuant to section (iii) below;

  •
  the executive's base salary has been materially reduced other than in connection with an across-the-board reduction of approximately the same percentage in executive compensation to employees imposed by our board of directors in response to negative financial results or other adverse circumstances affecting us; or

  •
  we have required the executive to relocate in excess of 50 miles from the location where the executive is currently employed.

Payments Made Upon Termination Without Cause or Resignation for Good Reason

        If we terminate the named executive officer's employment without Cause (other than death or disability) or the named executive officer resigns for Good Reason and the named executive officer signs a General Release within 45 days of the date of termination, the named executive officer will receive his or her then current salary on a bi-weekly payment schedule for the 12-month period following termination ("Severance Period"), provided the time period allowed by UHS for rescission of the General Release has elapsed. The first payments will be made as soon as practicable following the effectiveness of the General Release and will include any such payment(s) that would otherwise have been made prior to the time the General Release was effective. "General Release" means a written release of all claims against us and our affiliates in the form presented by us, which includes confidentiality, non-competition, non-solicitation and no-hire provisions.

        A failure to execute a General Release within 45 days of the named executive officer's date of termination or a subsequent rescission of such General Release within the time allowed will result in the loss of any rights to receive payments or benefits under the Executive Severance Pay Plan.

        The named executive officer will also receive a pro rata payment under our EIP, based on days employed, for the then current calendar year in which the termination occurs, payable within 61 days of termination. The named executive officer will receive a lump payment of $11,350 for COBRA benefits.

        The following tables show the potential payments to each of the named executive officers covered by our Executive Severance Pay Plan upon a termination or change of control.

Kevin E. Ketzel President
Executive Benefits and Payments Upon Separation(1)	Death or Disability on 12/31/2017	For Good Reason or Without Cause Termination on 12/31/2017	Change of Control Related Termination on 12/31/2017
Compensation:
Non-Equity Incentive Plan	$400,000	$400,000	$800,000
Stock Options	—	—	411,459
Benefits and Perquisites:
Health and Welfare Benefits	11,350	11,350	11,350
Severance Payments	446,500	446,500	446,500

Total	$857,850	$857,850	$1,669,309

Robert L. Creviston Chief Human Resources Officer
Executive Benefits and Payments Upon Separation(1)	Death or Disability on 12/31/2017	For Good Reason or Without Cause Termination on 12/31/2017	Change of Control Related Termination on 12/31/2017
Compensation:
Non-Equity Incentive Plan	$209,285	$209,285	$209,285
Stock Options	—	—	216,819
Benefits and Perquisites:
Health and Welfare Benefits	11,350	11,350	11,350
Severance Payments	307,500	307,500	307,500

Total	$528,135	$528,135	$744,954

Bettyann Bird Senior Vice President, Marketing
Executive Benefits and Payments Upon Separation(1)	Death or Disability on 12/31/2017	For Good Reason or Without Cause Termination on 12/31/2017	Change of Control Related Termination on 12/31/2017
Compensation:
Non-Equity Incentive Plan	$250,000	$250,000	$250,000
Stock Options	—	—	356,587
Benefits and Perquisites:
Health and Welfare Benefits	11,350	11,350	11,350
Severance Payments	307,500	307,500	307,500

Total	$568,850	$568,850	$925,437

(1)
The above tables exclude the intrinsic value of vested stock options.

Director Compensation

        Through December 31, 2017, we paid each of our independent directors cash compensation of $50,000 per year for their service as independent directors ($70,000 for the chair). Members of our audit committee who were independent also received an annual fee of $5,000 ($10,000 for the chair), and members of our compensation committee who our board determined were independent received an annual fee of $5,000. These amounts are reviewed by the board from time to time, and all amounts are pro-rated for partial year directorship or membership, as appropriate. Directors who are not independent do not receive compensation for services on the board of directors.

        Independent directors are eligible to receive grants of stock options under the 2007 Stock Option Plan, subject to the approval of UHS Holdco's board of directors. In addition, we reimburse our independent directors for all out-of-pocket expenses incurred in connection with their activities as members of the board, provided that they are expected to follow travel and expense guidelines established for all of our officers and directors.

2017 Cash Compensation

        In 2017, each of our independent directors for 2017 (Mr. Workman, Mr. Schochet, Mr. Crane, Mr. Feiner and Mr. Grotting) received cash compensation of $50,000 for his service as an independent director. Mr. Workman, who also serves as chairman of the board and chairman of the audit committee, received $20,000 annual cash compensation for his service as chairman of the board and $10,000 annual cash compensation for his service as chair of the audit committee. In addition, annual fees based on committee memberships were paid as described below.

  •
  Mr. Workman received cash compensation of $20,000 for his service as chairman of our board and $10,000 as chairman of the audit committee. Mr. Workman received aggregate cash compensation of $80,000 during 2017.

  •
  Mr. Schochet received cash compensation of $5,000 for his service as a member of our audit committee. Mr. Schochet received an aggregate amount of $55,000 during 2017.

  •
  Mr. Crane received cash compensation of $5,000 for his service as a member of our compensation committee. Mr. Crane received an aggregate amount of $55,000 during 2017.

  •
  Mr. Feiner received cash compensation of $5,000 for his service as a member of our compensation committee. Mr. Feiner received an aggregate amount of $55,000 during 2017.

  •
  Mr. Grotting received cash compensation of $5,000 for his service as a member of our compensation committee. Mr. Grotting received an aggregate amount of $55,000 during 2017.

Stock Option Compensation

        On March 17, 2015, Mr. Workman received a grant of 300,000 nonqualified stock options for the purchase of shares of common stock of UHS Holdco, Inc. at a price of $0.71 per share pursuant to the 2007 Stock Option Plan for his service as chairman of the board of directors and chair of the audit committee. These stock options vest over a six-year period of service with one-sixth of the grant vesting on December 31 each year.

        On May 4, 2016, Mr. Workman, Mr. Schochet, Mr. Crane, Mr. Feiner and Mr. Grotting each received a grant of 50,000 nonqualified stock options for the purchase of shares of common stock of UHS Holdco, Inc. at a price of $1.02 per share pursuant to the 2007 Stock Option Plan for his service as an independent director. These stock options vest over a two-year period of service with 50% of the grant vesting on December 31 each year.

        On March 8, 2017, Mr. Workman, Mr. Schochet, Mr. Crane, Mr. Feiner and Mr. Grotting each received a grant of 50,000 nonqualified stock options for the purchase of shares of common stock of UHS Holdco, Inc. at a price of $1.19 per share pursuant to the 2007 Stock Option Plan for his service as an independent director. These stock options vest over a two-year period of service with 50% of the grant vesting on December 31 each year.

        Until a stock option vests and is exercised, the underlying shares cannot be voted. The 2007 Stock Option Plan is discussed in detail under the caption "2007 Stock Option Plan" above.

2017 Director Compensation Table

        The table below summarized the compensation paid by UHS to directors for the fiscal year ended December 31, 2017:

Name(1)	Fees Earned or Paid in Cash ($)(2)	Option Awards ($)(3)	Total ($)
John L. Workman	$80,000	$9,955	$89,955
Barry Schochet	55,000	9,955	64,955
Bret D. Bowerman	—	—	—
David Crane	55,000	9,955	64,955
Michael C. Feiner	55,000	9,955	64,955
Robert Juneja	—	—	—
John B. Grotting	55,000	9,955	64,955
Keith Zadourian	—	—	—

(1)
Only the members of UHS's board of directors who are independent for compensation purposes receive compensation for their service as directors.

(2)
The amount in the "Fees Earned or Paid in Cash" column for Mr. Workman, Mr. Schochet, Mr. Crane, Mr. Feiner and Mr. Grotting represents retainer and committee fees as discussed in detail under the caption "2017 Cash Compensation"

(3)
The amounts in the "Option Awards" column reflect the fair value, determined in accordance with ASC Topic 718, of awards granted pursuant to the 2007 Stock Option Plan. As of December 31, 2017, Mr. Workman had 225,000 options outstanding and exercisable under the 2007 Stock Option Plan. As of December 31, 2017, Mr. Schochet, Mr. Crane and Mr. Grotting, each had 375,000 options outstanding and exercisable under the 2007 Stock Option Plan. As of December 31, 2017, Mr. Feiner had 75,000 options outstanding and exercisable under the 2007 Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

        During fiscal 2017, the directors serving on the compensation committee of our board of directors were Mr. Juneja, Mr. Crane, Mr. Grotting and Mr. Feiner, none of whom has served as an officer or employee of UHS.

        For a discussion of the related person transactions between or among the foregoing compensation committee members, their affiliates and us, see the section entitled "Certain Relationships and Related Transactions—UHS Related Party Transactions."

        Our board of directors has considered the compensation policies and practices that are generally applicable to all employees, including our non-executive officers, and has concluded that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on us.

Equity Compensation Plan

        The following table summarizes, as of December 31, 2017, the shares of UHS Holdco's common stock subject to outstanding awards or available for future awards under UHS Holdco's 2007 Stock Option Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in the first column)(2)
Equity Compensation Plans Approved by Security Holders	37,672,499	$0.79	5,768,132
Equity Compensation Plans Not Approved by Security Holders	—	—	—

Total	37,672,499	$0.79	5,768,132

(1)
The exercise price of the stock option award is equal to the market value of UHS Holdco's common stock on the grant date as determined reasonably and in good faith by the UHS Holdco's board of directors and compensation committee. The exercise price of options issued during the years ended December 31, 2009 through 2017, was determined through a variety of factors including peer group multiples, merger and acquisition multiples, and discounted cash flow analyses. The exercise prices of options issued during the year ended December 31, 2008 was determined by reference to the then recent per share valuation of UHS Holdco resulting from the Transaction as detailed below.

(in thousands, except per share amount)
Equity Contribution at May 31, 2007 from Irving Place Capital and UHS Management to UHS Holdco	$248,794
UHS Holdco shares issued and outstanding at May 31, 2007	248,794

Per share UHS Holdco valuation at May 31, 2007	$1.00

(2)
Represents shares remaining available under UHS Holdco's 2007 Stock Option Plan.

Principal Accounting Fees and Services

        KPMG LLP has served as our independent registered public accounting firm since June 3, 2013. The following table presents fees for professional services rendered by KPMG LLP during the years ended December 31, 2017 and 2016.

Types of Fees	2017	2016
Audit Fees(1)	$395,641	$400,000
Audit-Related Fees(2)	32,000	65,000
Tax Fees(3)	141,200	93,290
All Other Fees(4)	—	123,709

(1)
Audit fees consist of services rendered for the audit of the annual consolidated financial statements, including required quarterly reviews, statutory and regulatory filings or engagements and services that generally only the auditor can reasonably be expected to provide.

(2)
Consists of fees for accounting consultations, other attestation services and registration statement filing.

(3)
Tax fees are for professional services rendered for tax compliance, tax advice and tax planning.

(4)
All other fees are for services other than those in the previous categories, including due diligence services.

        All decisions regarding selection of independent registered public accounting firms and approval of accounting services and fees are made by our audit committee in accordance with the provisions of the Sarbanes-Oxley Act of 2002 and related SEC rules. There are no exceptions to the policy of securing prior approval by our audit committee for any service provided by our independent registered public accounting firm.

SELECTED HISTORICAL FINANCIAL INFORMATION OF UHS

        The following table sets forth selected consolidated historical financial information derived from UHS Opco's (i) unaudited financial statements included elsewhere in this proxy statement/prospectus as of June 30, 2018 and for the six month periods ended June 30, 2018 and June 30, 2017 and (ii) audited financial statements as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. The historical consolidated financial information of UHS Opco as of June 30, 2017 was derived from UHS's unaudited financial statements not included in this proxy statement/prospectus. The historical consolidated financial statements of UHS Opco, a wholly-owned subsidiary of UHS Holdco, and its subsidiaries are included in this proxy statement/prospectus, as opposed to those of UHS Holdco. UHS Holdco is a holding company without any operations or employees, and no liabilities or material assets beyond its investment in UHS Opco. Further, prior to the Mergers, Agiliti has no material operations, assets, or liabilities.

        You should read the following summary financial information in conjunction with the section entitled "UHS's Management's Discussion and Analysis of Financial Condition and Results of Operations" and UHS Opco's financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2018	2017	2017	2016	2015	2014	2013
	(unaudited)
Consolidated Statements of Operations Data:
Revenues	$283,062	$258,863	$514,783	$479,501	$448,681	$436,664	$428,440
Cost of revenue	181,396	171,080	343,028	322,649	303,889	309,903	301,202

Gross margin	101,666	87,783	171,755	156,852	144,792	126,761	127,238
Operating expenses:
Selling, general and administrative(1)	67,782	64,575	125,910	119,389	121,583	114,194	111,857
Restructuring	—	—	—	—	2,321	3,059	236
(Gain) on settlement	(23,474)	—	—	(3,074)	(5,718)	—	—
Intangible asset impairment charge	—	—	—	—	—	34,900	—

Total operating expenses	44,308	64,575	125,910	116,315	118,186	152,153	112,093

Operating income	57,358	23,208	45,845	40,537	26,606	(25,392)	15,145
Loss on extinguishment of debt	—	—	—	—	—	—	1,853
Interest expense(1)	26,988	26,894	53,762	53,043	54,066	53,687	55,807

Income (loss) before income taxes and noncontrolling interest	30,370	(3,686)	(7,917)	(12,506)	(27,460)	(79,079)	(42,515)
(Benefit) provision for income taxes	631	497	(17,159)	946	756	(13,065)	(166)
Net income attributable to noncontrolling interest	166	170	414	308	432	503	688

Net income (loss) attributable to UHS Opco and subsidiaries	$29,573	$(4,353)	$8,828	$(13,760)	$(28,648)	$(66,517)	$(43,037)

Other Financial Data:
Net cash provided by operating activities	$45,825	$31,053	$70,619	$54,722	$72,284	$60,572	$57,574
Net cash used in investing activities	(26,357)	(28,373)	(55,124)	(69,654)	(52,606)	(55,464)	(56,433)
Net cash (used in) provided by financing activities	(19,290)	(2,680)	(15,495)	14,932	(19,678)	(5,108)	(1,141)
Other Operating Data (as of period end) (unaudited):
Medical equipment (approximate number of owned outsourcing units)	252,000	242,000	235,000	242,000	246,000	254,000	269,000
District service centers	86	90	87	88	88	88	89
Centers of excellence	5	5	5	5	5	5	6
Depreciation and amortization of intangibles	$38,523	$40,927	$80,244	$84,266	$91,901	$100,088	$98,796

	June 30,		December 31,
(in thousands)	2018	2017	2017	2016	2015	2014	2013
	(unaudited)
Consolidated Balance Sheet:
Working capital(2)	$21,844	$19,776	$6,245	$1,650	$(8,855)	$782	$(87)
Total assets(3)(4)	821,357	799,077	805,445	818,123	797,575	821,038	899,738
Total debt(4)	692,878	710,782	703,108	707,317	687,458	698,585	696,735
(Deficit) equity	(7,564)	(59,950)	(44,378)	(59,485)	(49,158)	(48,747)	23,020

(1)
UHS Opco adopted ASU No. 2017-07 Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in 2018 and retrospectively applied ASU 2017-07 to all periods presented.

(2)
Represents total current assets (excluding cash and cash equivalents) less total current liabilities (excluding current portion of long-term debt).

(3)
UHS Opco adopted ASU No. 2015-17 Balance Sheet Classification of Deferred Taxes in 2015 and retrospectively applying the ASU 2015-17 to all periods presented.

(4)
UHS Opco adopted ASU No. 2015-03 Simplifying the Presentation of Debt Issuance Costs in 2016 and retrospectively applying the ASU 2015-03 to all periods presented.

UHS'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of UHS's audited and unaudited financial condition and results of operations should be read in conjunction with the information presented in "Selected Historical Financial Information of UHS" and UHS's consolidated financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding UHS's expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from UHS expectations. UHS's actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors" and "Unaudited Pro Forma Condensed Combined Financial Information." UHS assumes no obligation to update any of these forward-looking statements.

        The information for the years ended December 31, 2017, 2016, and 2015 are derived from UHS's audited consolidated financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. The information for the six month period ended June 30, 2018 and 2017 are derived from the unaudited interim consolidated financial statements and the notes thereto included elsewhere in this proxy statement/prospectus.

        Any reference in this section to "UHS", "we", "our", or "us" refers to UHS Opco and its consolidated subsidiaries.

Our Company

        UHS is a leading nationwide provider of end-to-end healthcare technology management and service solutions to the United States healthcare industry. We provide our customers access to high quality healthcare technology and implement comprehensive medical equipment management and service solutions to reduce capital and operating expenses, increase medical equipment and staff productivity and support improved patient safety and outcomes.

        UHS Opco commenced operations in 1939, originally incorporated in Minnesota in 1954 and reincorporated in Delaware in 2001. All of our outstanding capital stock is owned by UHS Holdco, which acquired UHS in a recapitalization in May 2007. UHS Holdco is controlled by affiliates of Irving Place Capital.

        As of June 30, 2018, we owned or managed more than 800,000 units of medical equipment consisting of over 350,000 units of owned medical equipment and over 450,000 units of customer-owned equipment. Our diverse customer base includes approximately 7,000 active national, regional and local acute care hospitals and alternate site providers (such as long-term acute care hospitals, skilled nursing facilities, surgery centers, specialty hospitals and home care providers). We also have relationships with more than 200 medical device manufacturers, many of the nation's largest group purchasing organizations and many health system integrated delivery networks. We deliver our solutions through our nationwide network of 86 service centers and five Centers of Excellence. Our fees are paid directly by our customers rather than by direct reimbursement from third-party payors, such as private insurers, Medicare or Medicaid.

        Historically, UHS reported under three segments. Medical Equipment Solutions included supplemental and peak needs usage solutions, customized equipment agreement solutions, 360 On-site managed solutions, specialty medical equipment sale, distribution and disposable sales. Clinical Engineering Solutions included supplemental maintenance, repair and remediation solutions, on-site biomed services, healthcare technology solutions, federal governmental services and clinical engineering capital sales. Surgical Services included on-demand and scheduled usage solutions, on-site solutions for hospital and multi-facility health systems and disposable only sales.

        Effective January 1, 2018, UHS changed its segment reporting to report its financial information under one reporting segment. The change in reporting was made to conform to the way UHS currently manages and executes the strategy and operations of the business. Specifically, the chief operating decision maker makes operating decisions and assesses performance using discrete financial information from one reportable segment, as UHS resources and infrastructure are shared, and as its go-to-market strategy has evolved with the introduction and validation of its Equipment Value Management solution strategy. Current financial information is based upon the transformation of the business model and the development of the company's commercial framework, EVM—an end-to-end approach to medical equipment management that helps hospitals recover cost and time that today are wasted through inefficient medical equipment processes. EVM integrates customers supply chain, patient care and clinical engineering teams, connecting these siloed groups to streamline processes to improve stakeholder productivity and satisfaction while optimizing equipment utilization and lowering the total cost of ownership. EVM provides the customer with the equipment they need, when they need it, with assurances that the assets serviced to the highest quality standards in the industry. EVM combines the capabilities of all UHS service offerings. Further, UHS maintains a similar compliment of services, type of customer for its services, method of distribution for its services, and operates within a similar regulatory environment the United States. Accordingly, UHS migrated to a consolidated, single-segment reporting model that reflects its strategy and business operations. Finally, UHS analyzed its goodwill for potential impairment before and after the change in reporting units and concluded that there was no impairment.

        The presentation of one reporting segment resulted in disaggregated revenue categories of Equipment Solutions, which includes supplemental and peak needs usage solutions, surgical services on-demand and scheduled usage solutions, specialty medical equipment sales, distribution and disposable sales, clinical engineering capital sales and surgical disposable only sales. Clinical Engineering includes supplemental maintenance, repair and remediation solutions, on-site biomed services, healthcare technology solutions and federal governmental services. On-site Managed Services includes 360 On-site managed solutions and surgical services on-site solutions for hospital and multi-facility health systems.

        UHS operates in one geographic region—the United States. As UHS now reports as one segment which equals its total results as reflected in the Consolidated Statement of Operations, restatement of prior periods was not necessary.

        UHS's service solutions consist of Equipment Solutions, Clinical Engineering Solutions and On-site Managed Services.

        Equipment Solutions:    UHS Equipment Solutions primarily consists of providing supplemental, peak need and per-case rental of general biomedical, specialty, and surgical equipment to approximately 7,000 acute care hospitals and alternate site providers in the U.S., including some of the nation's premier healthcare institutions. We contract for Equipment Solutions services directly with customers or through our contractual arrangements with the preeminent GPOs supplying hospital systems and alternate site facilities. UHS consistently achieves high customer satisfaction ratings for excellent service by delivering patient-ready equipment within our contracted equipment delivery times and by providing technical support and educational in-servicing for equipment as needed in clinical departments, including the emergency room, operating room, intensive care, rehabilitation and general patient care areas. UHS is committed to providing the highest quality of equipment to our customers, and we do so through the use of our comprehensive quality management system (QMS) based on the quality standards recognized worldwide for medical devices: 21 CFR 820 and ISO 13485:2016. This commitment ensures our customers have access to patient-ready equipment in support of provider goals to ensure optimal patient safety and outcomes.

        Clinical Engineering Solutions:    UHS Clinical Engineering Solutions consist of maintenance, repair and remediation solutions for all types of medical equipment—including general biomedical equipment and diagnostic imaging equipment—through supplemental and outsourced offerings. Our supplemental offering helps customers manage their equipment backlog, assist with remediation and regulatory reporting and temporarily fill open positions. With our outsourced offering, UHS assumes full management, staffing and clinical engineering service responsibilities for individual or system-wide customer sites. The outsourced model deploys a dedicated, on-site team to coordinate the management of customer-owned equipment utilizing UHS proprietary information systems, third party vendors of services and parts, and a broad range of professional services for capital equipment planning and regulatory compliance. UHS can leverage more than 400 technical resources from our 86 local market service centers and five Centers of Excellence to flex staff in and out of customer facilities on an as-needed basis, ensuring customers pay only for time spent directly servicing their equipment by an appropriately qualified technician. UHS utilizes flex staffing for our supplemental clinical engineering solution, and to augment support when additional technicians are needed to supplement our outsourced solution during peak work load. We contract our Clinical Engineering Solutions with acute care and alternate site facilities across the U.S., as well as with the federal government and many medical device manufacturers that require our broad logistical footprint to support large-scale service needs. UHS conducts over one million service events on clinical medical devices each year.

        On-site Managed Services:    UHS On-site Managed "360" Services are comprehensive programs that assume full responsibility for the management, processing and logistics of medical equipment at customer facilities and Integrated Delivery Networks (IDNs), with the added benefit of enhancing equipment utilization and freeing up non-value added clinician time for patient care. This solution monitors and adjusts equipment quantities to meet fluctuations in patient census and acuity. UHS employees work on-site in customer facilities, augmenting clinical support by integrating proven equipment management processes, utilizing our proprietary management software and conducting daily rounds and unit-based training to ensure equipment is being used properly to optimize day-to-day operations and care outcomes. UHS assumes full responsibility for ensuring equipment is available when and where it is needed, removing equipment when no longer in use, and decontaminating, testing and servicing equipment as needed between each patient use. UHS provides On-site Managed Services in both our legacy Asset360 (A360) programs (utilizing UHS-owned equipment) and our faster growing Managed360 (M360) programs (managing customer-owned equipment).

Critical Accounting Policies

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management bases these estimates on historical experience and other assumptions believed to be reasonable under the circumstances. However, actual results could differ from these estimates. Management believes the critical accounting policies and areas that require more significant judgments and estimates used in the preparation of our consolidated financial statements to be:

  •
  recoverability and valuation of long-lived assets, goodwill and intangible assets;

  •
  potential litigation liabilities; and

  •
  income taxes.

        For goodwill and indefinite-lived intangible assets, including trade names, we review for impairment annually at the reporting unit level and upon the occurrence of certain events as required by ASC Topic 350, "Intangibles—Goodwill and Other." Indefinite-lived intangible assets are tested at least annually for impairment and more frequently if events or changes in circumstances indicate that the asset might be impaired. We adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment during the fourth quarter of 2017. Under the updated guidance, the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment is eliminated. Instead, entities must disclose the amount of goodwill allocated to each reporting unit with zero or negative carrying amounts and the related reportable segment. We review goodwill for impairment by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. The Company does not aggregate any components into its reporting unit. No impairments were recognized in 2017, 2016 or 2015 related to goodwill.

        At December 31, 2016, our reporting units fair value exceeded the negative carrying value by approximately $752.0, $179.5 and $172.1 million for MES, CES and SS, respectively. The negative carrying value of our reporting units at December 31, 2016 was $(43.4), $(7.5) and $(8.6) million for MES, CES, and SS, respectively. The fair value of our reporting units are determined using both the market approach and income approach. Under the market approach, we used the guideline public company method and guideline transaction method, where transaction prices and resulting valuation multiples are calculated based upon transactions involving the public market and companies similar to UHS. Under the income approach, we used the discounted cash flow method with a weighted average cost of capital based on UHS's capital structure. There are no potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

        Fair value calculations contain significant judgments and estimates related to each reporting unit's projected weighted average cost of capital, growth, profitability and cash flows. Management considers each reporting unit's historical financial results, current financial condition and outlook for financial operating performance. These estimates are impacted by variable factors, including economics of the industry and competitive market position. We have sufficient current and historical information available to support our judgments and estimates. However, if actual results are not consistent with our estimates, future operating results may be materially impacted.

        We review indefinite-lived intangible assets for impairment by first assessing qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, we conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then we take no further action. No impairments were recognized in 2017, 2016 or 2015 related to indefinite-lived intangible assets.

        For property and equipment and amortizable intangible assets, impairment is evaluated when an event (such as those noted in ASC Topic 360, "Property, Plant, and Equipment") is indicated. This evaluation is conducted at the lowest level of identifiable cash flows. If there is an indication of impairment based on this evaluation of undiscounted cash flows versus carrying value, impairment is measured based on the estimated fair value of the long-lived or amortizable asset in comparison to its carrying value. Our amortizable intangible assets consist of the following discrete items: customer relationships, a supply agreement, technology databases, non-compete agreements and favorable lease agreements. For property and equipment, primarily movable medical equipment, we continuously monitor specific makes/models for events such as product recalls or obsolescence. We recorded asset impairment charges of $3.3 million in 2015. No impairment was recognized in 2017 and 2016 related to property and equipment and amortizable intangible assets.

        UHS, from time to time, may become involved in litigation arising out of operations in the normal course of business. Accruals for loss contingencies associated with these matters are made when it is determined that a liability is probable and the amount can be reasonably estimated. The assessment of the probable liabilities is based on the facts and circumstances known at the time that the consolidated financial statements are being prepared. For cases in which it is determined that a liability has been incurred but only a range for the potential loss exists, the minimum amount of the range is recorded and subsequently adjusted as better information becomes available. Accruals for defense related costs are made as incurred.

        UHS's current and deferred tax provision is based on estimates and assumptions that could materially differ from the actual results reflected in its income tax return(s) filed during the subsequent year and could materially affect UHS's effective tax rate.

        UHS has recorded a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We evaluate the recoverability of our deferred tax assets by scheduling the expected reversals of deferred tax assets and liabilities to determine whether net operating loss carry forwards are recoverable prior to expiration. UHS had a valuation allowance of $44.4 and $63.7 million as of December 31, 2017 and 2016, respectively. The decrease in valuation allowance primarily related to the reduction in the U.S. federal corporate income tax rate.

        In accounting for uncertainty in income taxes, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Results of Operations

        The following discussion addresses:

  •
  our financial condition as of June 30, 2018 and

  •
  the results of operations for the years ended December 31, 2017, 2016, and 2015, as well as the six-month periods ended June 30, 2018 and 2017.

        This discussion should be read in conjunction with the consolidated financial statements included elsewhere in this proxy statement/prospectus.

        The following table provides information on the percentages of certain items of selected financial data compared to total revenue for the six-month periods ended June 30, 2018 and 2017. As separately disclosed in this proxy statement/prospectus, revenue, cost of revenue and selling, general and administrative expense for the six months ending June 30, 2018 were determined in accordance with ASC Topic 606, while comparative results for the six months ending June 30, 2017 were determined in accordance with ASC Topic 605. There are no differences for revenue and cost of revenue between

ASC Topic 606 and the previous standard ASC Topic 605. For selling, general and administrative expense, UHS is now capitalizing certain contract costs that were previously expensed.

	Percent to Total Revenues
	Six Months Ended June 30,
(in thousands)	2018	2017
Revenue	100.0%	100.0%
Cost of revenue	64.1	66.1

Gross margin	35.9	33.9
Selling, general and administrative	23.9	24.9
Gain on legal settlement	(8.3)	—

Operating income	20.3	9.0
Interest expense	9.5	10.4

Income (loss) before income taxes and noncontrolling interest	10.8	(1.4)
Provision for income taxes	0.2	0.2

Consolidated net income (loss)	10.6%	(1.6)%

Consolidated Results of Operations for the six months ended June 30, 2018 compared to the six months ended June 30, 2017

Total Revenue

        The following table presents revenue by service solution for the six months ended June 30, 2018 and 2017.

	Six Months Ended June 30,
(in thousands)	2018	2017	% Change
Equipment Solutions	$125,434	$118,695	5.7%
Clinical Engineering	79,048	67,754	16.7
On-Site Managed Services	78,580	72,414	8.5

Total Revenue	$283,062	$258,863	9.3%

        Total revenue for the six months ended June 30, 2018 was $283.1 million, compared to $258.9 million for the six months ended June 30, 2017, an increase of $24.2 million or 9.3%. Equipment Solutions revenue increased 5.7% primarily driven by new customer contracts signed and implemented in the second quarter of 2018 and a favorable impact from a stronger flu season. These new contract signings include our traditional supplemental rental services as well as our surgical solutions. Clinical Engineering revenue increased 16.7% as we continue to see strong growth within this solution as a direct result of our continued success in signing and implementing new business contracts over the last few quarters, including the sizeable contract we disclosed in the third quarter of 2017. Finally, our On-site Managed Services increased 8.5% with the majority of growth coming from our managed only solution where we manage equipment owned by the customer as well as a favorable impact from a stronger flu season.

Cost of Revenue

        Total cost of revenue for the six months ended June 30, 2018 was $181.4 million compared to $171.1 million for the six months ended June 30, 2017, an increase of $10.3 million or 6.0%. On a percentage of revenue basis, cost of revenue declined from 66.1% of revenue in 2017 to 64.1% in 2018. The decline was driven primarily from revenue growth as we were able to leverage our fixed cost infrastructure resulting in our expenses growing at a lower rate than revenue growth. In addition, as we continue to reduce our capital expenditures as a percentage of revenue, our depreciation expense declined in 2018 versus the comparable period in 2017. We continue to make necessary investments to support the growth in our Clinical Engineering solutions and technician labor and vendor expenses increased primarily to support our new clinical engineering programs.

Gross Margin

        Total gross margin for the six months ended June 30, 2018 was $101.7 million, or 35.9% of total revenue, compared to $87.8 million, or 33.9% of total revenue, for the six months ended June 30, 2017, an increase of $13.9 million or 15.8%. The increase in gross margin as a percent of revenue for the quarter was primarily impacted by positive leverage from volume growth in our three service solutions as well as from a reduction in depreciation expense as a result of our continued efforts to lower the level of capital expenditures as a percentage of revenue as we shift the mix of business to a lower capital intensity.

Selling, General and Administrative, Gain on Legal Settlement and Interest Expense

	Six Months Ended June 30,
(in thousands)	2018	2017	Change	% Change
Selling, general and administrative	$67,782	$64,575	$3,207	5.0%
Gain on Legal Settlement	(23,474)	—	(23,474)	*
Interest expense	26,988	26,894	94	0.3

  Selling, General and Administrative

        Selling, general and administrative expense increased $3.2 million, or 5.0%, to $67.8 million for the first six months of 2018 as compared to the same period of 2017. The increase of $3.2 million was primarily due to higher incentive related costs based upon UHS's actual/forecasted financial performance for 2018. Selling, general and administrative expense as a percentage of total revenue was 23.9% and 24.9% for the six months ended June 30, 2018 and 2017, respectively.

  Gain on Legal Settlement

        Gain on legal settlement of $23.5 million for the first six months of 2018 was related to a confidential litigation settlement agreement, which resolved all disputes and legal claims of the parties associated with the suit filed by UHS against Hill-Rom Holdings, Inc., Hill-Rom Company, Inc. and Hill-Rom Services, Inc. The amount of the gain recorded as was based on the fair value of the assets received of $21.5 million and $2.0 million of cash. The fair value of the assets was measured using inputs of replacement cost and market data, which are considered a Level 3 fair value measurement. The gain did not result in a discrete tax charge during the second quarter of 2018, as the expected tax expense from the gain was offset by the reduction of our valuation allowance

  Interest Expense

        Interest expense increased $0.1 million to $27.0 million for the first six months of 2018 as compared to the same period of 2017.

Income Taxes

        Income taxes were an expense of $0.6 and $0.5 million for the six months ended June 30, 2018 and 2017, respectively. The tax expense for the six months ended June 30, 2018 and 2017 primarily related to state minimum fees and tax amortization of indefinite-life intangibles. The expected tax expense from operating income during the six months ended June 30, 2018 was offset by the reduction of our valuation allowance. In future reporting periods, we will continue to assess the likelihood that deferred tax assets will be realizable.

Consolidated Net Income

        Consolidated net income increased $33.9 million to $29.7 million in the first six months of 2018 as compared to the same period of 2017. Net income was impacted primarily by the increase in revenue and gain on legal settlement.

Adjusted EBITDA

        Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") was $77.2 and $69.1 million for the six months ended June 30, 2018 and 2017, respectively. Adjusted EBITDA for the six months ended June 30, 2018 was higher primarily due to the increase in revenue.

        Adjusted EBITDA is defined as earnings attributable to UHS before interest expense, income taxes, depreciation and amortization and excludes non-cash share-based compensation expense, management, board and other nonrecurring gain, expenses or loss. In addition to using Adjusted EBITDA internally as a measure of operational performance, we disclose it externally to assist analysts, investors and lenders in their comparisons of operational performance, valuation and debt capacity across companies with differing capital, tax and legal structures. Adjusted EBITDA, however, is not a measure of financial performance under accounting principles generally accepted in the United States of America ("GAAP") and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities or as a measure of liquidity. Since Adjusted EBITDA is not a measure determined in accordance with GAAP and is thus susceptible to varying interpretations and calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA does not represent an amount of funds that is available for management's discretionary use. For a reconciliation of net income (loss) attributable to UHS to Adjusted EBITDA, see "Summary of Proxy Statement/Prospectus—Summary Historical Financial Information of UHS."

Results of Operations for the Year Ended December 31, 2017 compared to the Year Ended December 31, 2016

Total Revenue

        The following table presents revenue by service solution for the twelve months ended December 31, 2017 and 2016.

	Year Ended December 31,
(in thousands)	2017	2016	% Change
Equipment Solutions	$230,316	237,137	(2.8)%
Clinical Engineering	137,109	107,305	27.8
On-Site Managed Services	147,358	135,059	9.1

Total Revenue	$514,783	479,501	7.4

        Total revenue for the year ended December 31, 2017 was $514.8 million, compared with $479.5 million for the year ended December 31, 2016, an increase of $35.3 million or 7.4%. Equipment Solutions revenue decreased 2.8% partially driven by the shift away from one-time capital sales as well as focusing our investment on core equipment most utilized within healthcare. Clinical Engineering increased 27.8% driven by the combination of strong organic growth of new programs (including the government contract signed in the third quarter of 2017) and the acquisition of RES. On-site Managed Services increased 9.1% partially resulting from growth in our managed only programs where we manage equipment owned by the customer.

Cost of Revenue

        Total cost of revenue for the year ended December 31, 2017 was $343.0 million compared to $322.6 million for the year ended December 31, 2016, an increase of $20.4 million or 6.3%. On a percentage of revenue basis, cost of revenue declined from 67.3% of revenue in 2016 to 66.5% in 2017. The decline was driven primarily from revenue growth as we were able to leverage our fixed cost infrastructure resulting in our expenses growing at a lower rate than revenue growth. In addition, as we continue to reduce our capital expenditures as a percentage of revenue, our depreciation expense declined in 2017 versus the comparable period in 2016. We continue to make necessary investments to support the growth in our Clinical Engineering solutions and technician labor and vendor expenses increased primarily to support our clinical engineering programs.

Gross Margin

        Total gross margin for the year ended December 31, 2017 was $171.8 million, or 33.5% of total revenue compared to $156.9 million, or 32.7% of total revenue for the year ended December 31, 2016, an increase of $14.9 million or 9.5%. The increase in gross margin as a percent of revenue was primarily impacted by positive leverage from volume growth and a reduction in the low margin capital sales revenue.

Selling, General and Administrative, Gain on Settlement and Interest Expense

	Year Ended December 31,
(in thousands)	2017	2016	Change	% Change
Selling, general and administrative	$125,910	$119,389	$6,521	5.5%
(Gain) on settlement	—	(3,074)	3,074	*
Interest expense	53,762	53,043	719	1.4%

  Selling, General and Administrative

        Selling, general, and administrative expenses for the year ended December 31, 2017 increased by $6.5 million, or 5.5%, to $125.9 million as compared to the same period of 2016. The increase was primarily due to the acquisition of RES and higher payroll related costs and legal expense.

        Selling, general and administrative expense as a percentage of total revenue was 24.4% and 24.9% for the years ended December 31, 2017 and 2016, respectively.

  Gain on Settlement

        Gain on settlement of $3.1 million for the year ended December 31, 2016 was related to a settlement with a supplier.

  Interest Expense

        Interest expense for the year ended December 31, 2017 increased by $0.7 million, or 1.4%, to $53.8 million as compared to the same period of 2016. Interest expense includes amortization of deferred financing fees associated with our debt of $2.3 and $2.3 million for years ended December 31, 2017 and 2016, respectively.

Income Taxes

        On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code that affects 2017, including, but not limited to, accelerated depreciation that will allow for full expensing of qualified property. The Tax Act also establishes new tax laws that will affect 2018 and after, including a reduction in the U.S. federal corporate income tax rate from 35% to 21%, as well as limitations on the deductibility of interest expense and executive compensation. As a result of the reduction of the federal corporate income tax rate, we have revalued our net deferred tax liability, which resulted in a provisional income tax benefit of approximately $18.3 million for the year ended December 31, 2017.

        Income taxes was a benefit of $17.2 and an expense of $0.9 million for the years ended December 31, 2017 and 2016, respectively. The tax benefit for the year ended December 31, 2017 was primarily due to the revaluation of our net deferred tax liability. Income taxes for the years ended 2016 also include state income taxes and tax amortization on indefinite-life intangibles. UHS will continue to incur deferred tax expense in the future as tax amortization occurs.

Consolidated Net Income (Loss)

        Consolidated net income (loss) was $9.2 and $(13.5) million for the years ended December 31, 2017 and 2016, respectively. Net income was impacted primarily by growth in revenue and change in income tax.

Adjusted EBITDA

        Adjusted EBITDA was $137.8 and $129.6 million for the years ended December 31, 2017 and 2016, respectively. Adjusted EBITDA for the year ended December 31, 2017 was positively impacted by revenue growth. For a reconciliation of net income (loss) attributable to UHS to Adjusted EBITDA, see "Summary of Proxy Statement/Prospectus—Summary Historical Financial Information of UHS."

Results of Operations for the Year Ended December 31, 2016 compared to the Year Ended December 31, 2015

Total Revenue

        The following table presents revenue by service solution for the twelve months ended December 31, 2016 and 2015.

	Year Ended December 31,
(in thousands)	2016	2015	% Change
Equipment Solutions	$237,137	227,734	4.1%
Clinical Engineering	107,305	99,184	8.2
On-Site Managed Services	135,059	121,763	10.9

Total Revenue	$479,501	448,681	6.9

        Total revenue for the year ended December 31, 2016 was $479.5 million, compared with $448.7 million for the year ended December 31, 2015, an increase of $30.8 million or 6.9%. Equipment Solutions revenue increased 4.1% as we continue to expand our services with existing and new customers as well as an increase in capital sales. Clinical Engineering revenue increased 8.2% as we continue to expand our services with existing and new customers. Finally, our On-site Managed Services revenue increased 10.9% partially from growth coming from our managed only solution where we manage equipment owned by the customer.

Cost of Revenue

        Total cost of revenue for the year ended December 31, 2016 was $322.6 million compared to $303.9 million for the year ended December 31, 2015, an increase of $18.7 million or 6.2%. On a percentage of revenue basis, cost of revenue declined from 67.8% of revenue in 2015 to 67.3% in 2016. The decline was driven primarily from revenue growth as we were able to leverage our fixed cost infrastructure resulting in our expenses growing at lower rate than revenue growth. In addition, as we continue to reduce our capital expenditures as a percentage of revenue, our depreciation expense declined in 2016 versus the comparable period in 2015. We continue to make necessary investments to support the growth in our Clinical Engineering solutions and technician labor and vendor expenses increased primarily to support our clinical engineering programs.

Gross Margin

        Total gross margin for the year ended December 31, 2016 was $156.9 million, or 32.7% of total revenue compared to $144.8 million, or 32.2% of total revenue for the year ended December 31, 2015, an increase of $12.1 million or 8.3%. The increase in gross margin as a percent of revenue was primarily impacted by positive leverage from volume growth as well as a reduction in depreciation expense as a result of our efforts to lower the capital expenditures as a percentage of revenue as we shift the mix of business to a lower capital intensity.

Selling, General and Administrative, Restructuring, Gain on Settlement and Interest Expense

	Year Ended December 31,
(in thousands)	2016	2015	Change	% Change
Selling, general and administrative	$119,389	$121,583	$(2,194)	(1.8)%
Restructuring	—	2,321	(2,321)	(100.0)
(Gain) on settlement	(3,074)	(5,718)	2,644	(46.2)
Interest expense	53,043	54,066	(1,023)	(1.9)

  Selling, General and Administrative

        Selling, general, and administrative expenses for the year ended December 31, 2016 decreased by $2.2 million, or 1.8%, to $119.4 million as compared to the same period of 2015. The decrease was primarily due to lower consulting costs.

        Selling, general and administrative expense as a percentage of total revenue was 24.9% and 27.1% for the years ended December 31, 2016 and 2015, respectively.

  Restructuring

        Restructuring expenses of $2.3 million for the year ended December 31, 2015 was related to the realignment of the management team.

  Gain on Settlement

        Gain on settlement of $3.1 and $5.7 million for the years ended December 31, 2016 and 2015, respectively was related to settlements with a supplier and a former supplier.

  Interest Expense

        Interest expense for the year ended December 31, 2016 decreased by $1.0 million, or 1.9%, to $53.0 million as compared to the same period of 2015. This decrease was mainly attributable to the decrease in revolver interest. Interest expense includes amortization of deferred financing fees associated with our debt of $2.3 and $2.7 million for years ended December 31, 2016 and 2015, respectively.

Income Taxes

        Income taxes expense was $0.9 and $0.8 million for the years ended December 31, 2016 and 2015, respectively. The tax expense for the year ended December 31, 2016 and 2015 primarily relates to state minimum fees. UHS will continue to incur deferred tax expense in the future as tax amortization occurs. The expected tax benefit from operating losses during the year ended December 31, 2016 was offset by the recording of an additional valuation allowance.

Consolidated Net Loss

        Consolidated net loss was $13.5 and $28.2 million for the years ended December 31, 2016 and 2015, respectively. Net loss was impacted primarily by the growth in revenue as well as the decreases in medical equipment depreciation and selling, general and administrative expenses.

Adjusted EBITDA

        Adjusted EBITDA was $129.6 and $122.9 million for the years ended December 31, 2016 and 2015, respectively. Adjusted EBITDA for the year ended December 31, 2016 was positively impacted by revenue growth.

        For a reconciliation of net income (loss) attributable to UHS to Adjusted EBITDA, see "Summary of Proxy Statement/Prospectus—Summary Historical Financial Information of UHS."

Seasonality

        Quarterly operating results are typically affected by seasonal factors. Historically, our first and fourth quarters are the strongest, reflecting increased customer utilization during the fall and winter months.

Liquidity and Capital Resources

        Our principal sources of liquidity are expected to be cash flows from operating activities and borrowings under our senior secured credit facility, which provides for loans in an amount of up to $235.0 million, subject to our borrowing base. See the section below entitled "Financing Structure", for details related to our senior secured credit facility. It is anticipated that our principal uses of liquidity will be to fund capital expenditures related to purchases of medical equipment, provide working capital, meet debt service requirements and finance our strategic plans.

        We require substantial cash to operate our healthcare technology solutions and service our debt. Our healthcare technology solutions require us to invest a significant amount of cash in medical equipment purchases. To the extent that such expenditures cannot be funded from our operating cash flow, borrowing under our senior secured credit facility or other financing sources, we may not be able to conduct our business or grow as currently planned. We currently expect that over the next 12 months, we will make net investments of approximately $45 to $55 million in medical equipment and other capital expenditures. This estimate is subject to numerous assumptions, including revenue growth, the number of on-site managed solutions signings, and any significant changes in customer contracts.

        If we are unable to generate sufficient cash flow from operations in order to service our debt, we will be forced to take actions, such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to repay our debt at maturity, we may have to obtain alternative financing, which may not be available to us.

  Sources and Uses of Cash

        Net cash provided by operating activities was $45.8 and $31.1 million for the six months ended June 30, 2018 and 2017, respectively. The increase in net cash provided by operating activities was primarily due to higher earnings and higher incentive accrual and accounts payable. Consolidated net income for 2018, adjusted for depreciation and the non-cash portion of the gain on legal settlement, was $41.9 million, compared to $31.5 million for 2017. The increase was impacted primarily due to the 9.3% increase in revenue and the $2.0 million cash gain from the legal settlement. The timing of accounts payable payments in the first six months of 2018 compared to the same period in 2017 resulted in an increase in net cash provided by operations of $3.8 million. The incentive accrual accounts payable increased by $3.3 million in the first six months of 2018 compared to a decrease of $4.9 million in the first six months of 2017, due to the Company's financial performance year to date in 2018 compared to 2017.

        Net cash used in investing activities was $26.4 and $28.4 million for the six months ended June 30, 2018 and 2017, respectively. The decrease in net cash used in investing activities was primarily due to a previous year acquisition, which resulted in a use of cash of $5.6 million. This acquisition was partially offset by cash inflows of $3.7 million related to the release of escrow funds from our acquisition in November 2016.

        Net cash used in financing activities was $19.3 and $2.7 million for the six months ended June 30, 2018 and 2017, respectively. The increase in net cash used in financing activities was primarily due to higher payments on our senior secured credit facility. The Company's financial performance in 2018 has provided higher net cash from operating activities, which were used to pay down the senior secured credit facility.

        Net cash provided by operating activities was $70.6, $54.7 and $72.3 million for the years ended December 31, 2017, 2016 and 2015, respectively. Net cash provided by operating activities increased in 2017 compared to 2016 primarily due to improved earnings and working capital improvements versus the prior year. Consolidated net income for 2017, adjusted for the income tax benefit of $18.3 million related to the comprehensive tax legislation, was a loss of $9.1 million compared to a loss of $13.5 million for 2016. The improvement was primarily due to the 7.4% increase in revenue, partially offset by the $3.1 million gain on settlement in 2016. The working capital improvements were driven by timing of customer accounts receivable payments and reflect use of cash in 2017 of $5.7 million, compared to use of cash in 2016 of $11.2 million. In addition, other operating assets improved by $5.6 million, as 2016 reflected a use of cash of $5.5 million related to increases in prepaids related to software and vendor contracts. Other operating liabilities improved by $3.7 million primarily related to incentive accruals based on the Company's financial performance. Net cash provided by operating activities decreased in 2016 compared to 2015 primarily due to higher payroll incentive payments in 2016, the timing of accounts receivable collections from specific customers and working capital increases primarily related to timing. The higher incentive payments in 2016 resulted in a use of cash in working capital in 2016 of $3.0 million versus a source of cash in working capital in 2015 of $7.7 million. The timing of accounts receivable from specific customers resulted in a use of cash in 2016 of $11.2 million, compared to a use of cash in 2015 of $2.7 million. Other operating assets were a use of cash in 2016 of $5.5 million, compared to a source of cash of $1.1 million in 2015 primarily driven by timing and increases in prepaids related to software and vendor contracts.

        Net cash used in investing activities was $55.1, $69.7 and $52.6 million for the years ended December 31, 2017, 2016 and 2015, respectively. The decrease in net cash used in investing activities in 2017 compared to 2016 was primarily due to lower acquisition costs and lower medical equipment purchases. In 2017, the Company had two acquisitions approximating $6.4 million, offset by an escrow refund of $3.7 million, compared to one acquisition in 2016 approximating $15.8 million. Medical equipment purchases declined by $9.9 million as we emphasized our service related business solutions. In addition, the proceeds from the disposition of property plant and equipment declined by $6.4 million due to our strategy to reduce one-time capital sales with customers. The increase in net cash used in investing activities in 2016 compared to 2015 was primarily due to the acquisition of RES in 2016 compared to one smaller acquisition in 2015 for $2.6 million in cash.

        Net cash (used in) provided by financing activities was $(15.5), $14.9 and $(19.7) million for the years ended December 31, 2017, 2016 and 2015, respectively. The increase in net cash used in financing activities in 2017 compared to 2016 was primarily due to lower net borrowings under the senior secured credit facility in 2017 and a reduction in book overdrafts. The lower net borrowings in 2017 were driven by the increase in cash provided by operating activities and the lower cash needed for acquisitions. The increase in net cash provided by financing activities in 2016 compared to 2015 was primarily due to higher net borrowings under the senior secured credit facility to fund the acquisition in 2016.

  Financing Structure

        As of December 31, 2017, our major sources of funds were comprised of $425.0 million aggregate principal amount of our Original Notes (as defined below), $220.0 million aggregate principal amount of our Add-on Notes (as defined below), $235.0 million senior secured credit facility and $18.1 million of vehicle leases.

        Original Notes and Add-on Notes—7.625%.    On August 7, 2012, we issued $425.0 million in aggregate principal amount of 7.625% Second Lien Senior Secured Notes due 2020 (the "Original Notes") under an indenture dated as of August 7, 2012 (the "2012 Indenture"). On February 12, 2013, we issued $220.0 million in aggregate principal amount of 7.625% Second Lien Senior Secured Notes due 2020 (the "Add-on Notes", and along with the Original Notes, the "2012 Notes") as "additional notes" pursuant to the 2012 Indenture. The 2012 Notes mature on August 15, 2020.

        The 2012 Indenture provides that the 2012 Notes are our second lien senior secured obligations and are fully and unconditionally guaranteed on a second lien senior secured basis by our existing and certain of our future 100%-owned domestic subsidiaries.

        Interest on the 2012 Notes is payable, entirely in cash, semiannually, in arrears, on February 15 and August 15 of each year. We may redeem some or all of the 2012 Notes at the redemption prices set forth in the 2012 Indenture. If we sell certain assets or undergo certain kinds of changes of control, we must offer to repurchase the 2012 Notes.

        Our 2012 Notes are subject to certain debt covenants which are described below under the heading "2012 Indenture."

        Senior Secured Credit Facility.    On November 24, 2015, we entered into a Third Amended and Restated Credit Agreement with Bank of America, N.A., as agent for the lenders, and the lenders party thereto (the "Third Amended Credit Agreement"), which amended our then-existing senior secured credit facility originally dated as of May 31, 2007 and amended and restated as of May 6, 2010 and as of July 31, 2012. We refer to the third amended and restated senior secured credit facility as the "senior secured credit facility." The senior secured credit facility is a first lien senior secured asset based revolving credit facility that is available for working capital and general corporate purposes, including permitted investments, capital expenditures and debt repayments, on a fully revolving basis, subject to the terms and conditions set forth in the credit documents in the form of revolving loans, swing line loans and letters of credit. The Third Amended Credit Agreement extended the maturity date of the revolving loans to the earliest of (i) November 24, 2020 and (ii) 90 days prior to the maturity of the 2012 Notes, and reduced (i) the interest rate applicable to borrowings under the Third Amended Credit Agreement to a per annum rate, determined based on our usage of the credit facility as provided in the Third Amended Credit Agreement, ranging from 1.50% to 2.00% above the adjusted LIBOR rate used by the agent or, at our option, 0.50% to 1.00% above the Base Rate as defined in the Third Amended Credit Agreement and (ii) the unused line fee rate to 0.25%. Our obligations under the Third Amended Credit Agreement are secured by a first priority security interest in substantially all of the assets of UHS Holdco and Surgical Services, excluding a pledge of UHS's stock, any joint ventures and certain other exceptions. Our obligations under the Third Amended Credit Agreement are unconditionally guaranteed by UHS Holdco, Surgical Services and Radiographic Equipment Services, Inc.

        Our senior secured credit facility provides the aggregate amount we may borrow under revolving loans up to $235.0 million, subject to our borrowing base.

        As of December 31, 2017, we had $122.6 million of availability under the senior secured credit facility based on a borrowing base of $167.7 million less borrowings of $40.2 million and after giving effect to $4.9 million used for letters of credit.

        The senior secured credit facility requires our compliance with various affirmative and negative covenants. Pursuant to the affirmative covenants, we and UHS Holdco agreed to, among other things, deliver financial and other information to the administrative agent, provide notice of certain events (including events of default), pay our obligations, maintain our properties, maintain the security interest in the collateral for the benefit of the administrative agent and the lenders and maintain insurance.

        Among other restrictions, and subject to certain definitions and exceptions, the senior secured credit facility restricts our ability to:

  •
  incur indebtedness;

  •
  create or permit liens;

  •
  declare or pay dividends and certain other restricted payments;

  •
  consolidate, merge or recapitalize;

  •
  acquire or sell assets;

  •
  make certain investments, loans or other advances;

  •
  enter into transactions with affiliates;

  •
  change our line of business; and

  •
  enter into hedging transactions.

        The senior secured credit facility also contains a financial covenant that is triggered if our available borrowing capacity is less than $20.0 million for a certain period, which consists of a minimum ratio of trailing four-quarter EBITDA to cash interest expense, as such terms are defined in the senior secured credit facility.

        The senior secured credit facility specifies certain events of default, including, among others, failure to pay principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, bankruptcy events, certain ERISA-related events, cross-defaults to other material agreements, change of control events and invalidity of guarantees or security documents. Some events of default will be triggered only after certain cure periods have expired, or will provide for materiality thresholds. If such a default occurs, the lenders under the senior secured credit facility would be entitled to take various actions, including all actions permitted to be taken by a secured creditor and the acceleration of amounts due under the senior secured credit facility.

        At December 31, 2017, we had $40.2 million of borrowings outstanding of which $3.2 million was accruing interest at a rate of 5.5% and $37.0 million was accruing interest at a rate of 3.5%.

        We were in compliance with all financial debt covenants for all years presented.

        2012 Indenture.    Our 2012 Notes are guaranteed, jointly and severally, on a second priority senior secured basis, by Surgical Services, and are also similarly guaranteed by certain of our future 100%-owned domestic subsidiaries. The 2012 Notes are our second priority senior secured obligations and rank (i) equal in right of payment with all of our existing and future unsubordinated indebtedness and effectively senior to any such unsecured indebtedness to the extent of the value of collateral; (ii) senior in right of payment to all of our and our guarantors' existing and future subordinated indebtedness; (iii) effectively junior to our senior secured credit facility and certain other obligations secured by a lien on assets, in each case, to the extent of the value of such collateral or assets; and (iv) structurally subordinated to any indebtedness and other liabilities (including trade payables) of any of our future subsidiaries that are not guarantors.

        The 2012 Indenture contains covenants that limit our and our guarantors' ability, subject to certain definitions and exceptions, and certain of our future subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  pay cash dividends or distributions on our capital stock or repurchase our capital stock or subordinated debt;

  •
  issue redeemable stock or preferred stock;

  •
  issue stock of subsidiaries;

  •
  make certain investments;

  •
  transfer or sell assets;

  •
  create liens on our assets to secure debt;

  •
  enter into transactions with affiliates; and

  •
  merge or consolidate with another company.

        The 2012 Indenture specifies certain events of default, including among others, failure to pay principal, interest or premium, violation of covenants and agreements, cross-defaults to other material agreements, bankruptcy events, invalidity of guarantees, and a default in the performance by us of the security documents relating to the 2012 Indenture. Some events of default will be triggered only after certain grace or cure periods have expired, or provide for materiality thresholds. In the event certain bankruptcy-related defaults occur, the 2012 Notes will become due and payable immediately. If any other default occurs, the Trustee (and in some cases the noteholders) would be entitled to take various actions, including acceleration of amounts due under the 2012 Indenture.

        We were in compliance with all financial debt covenants for all years presented.

Contractual Obligations

        The following is a summary, as of December 31, 2017, of our future contractual obligations:

	Payments due by period
(in thousands) Contractual Obligations	Total	2018	2019 - 2020	2021 - 2022	2023 and beyond
Other Financial Data:
Long-term debt principal obligations	$685,200	$—	$685,200	$—	$—
Interest on notes	129,101	49,181	79,920	—	—
Principal and interest on capital lease obligations	19,902	5,616	6,966	3,643	3,677
Operating lease obligations	38,564	9,501	16,183	9,183	3,697
Pension obligations(1)	810	810	—	—	—
Unrecognized tax positions(2)	1,365	—	—	—	—

Total contractual obligations	$874,942	$65,108	$788,269	$12,826	$7,374

Other commercial commitments:
Stand by letter of credit	$4,865	$—	$—	$—	$—

(1)
While our net pension liability at December 31, 2017 was approximately $7 million, we cannot reasonably estimate required payments beyond 2018 due to changing actuarial and market conditions.

(2)
We cannot reasonably determine the exact timing of payments related to our unrecognized tax positions.

        Based on the level of operating performance expected in 2018, we believe our cash from operations and additional borrowings under our senior secured credit facility will meet our liquidity needs for the foreseeable future, exclusive of any borrowings that we may make to finance potential acquisitions. However, if during that period or thereafter we are not successful in generating sufficient cash flows from operations or in raising additional capital when required in sufficient amounts and on terms acceptable to us, our business could be adversely affected. As of June 30, 2018, we had $138.5 million of availability under the senior secured credit facility based on a borrowing base of $174.8 million less borrowings of $31.1 million and after giving effect to $5.3 million used for letters of credit. As of June 30, 2017, we had $110.5 million of availability under the senior secured credit facility based on a borrowing base of $164.6 million less borrowings of $49.2 million and after giving effect to $4.9 million used for letters of credit.

        Our levels of borrowing are further restricted by the financial covenants set forth in our senior secured credit facility agreement and the 2012 Indenture governing our 2012 Notes, which covenants are summarized above.

        As of June 30, 2018, we were in compliance with all covenants for all years presented.

        Our expansion and acquisition strategy may require substantial capital. Sufficient funding for future acquisitions may not be available under our existing senior secured credit facility, and we may not be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to us, if at all.

Recent Accounting Pronouncement

  Standards Adopted

        In July 2015, the FASB issued ASU No. 2015-11 Simplifying the Measurement of Inventory ("ASU 2015-11"). ASU 2015-11 changes the measurement principle for inventory from lower of cost or market to lower of cost and net realizable value for entities that do not measure inventory using the last in, first out or retail inventory method. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-09 Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"). ASU 2016-09 was issued as part of the FASB's simplification initiative and intends to improve the accounting for share-based payment transactions. The areas for simplification in this ASU involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to nonpublic entities. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. For reporting units with zero or negative carrying amounts, the adoption of this standard will eliminate the Step 2 goodwill impairment test and require disclosure of the amount of goodwill allocated to each reporting unit and in which reportable segment the reporting unit is included.

        In March 2017, the FASB issued ASU No. 2017-07 Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost ("ASU 2017-01"). ASU 2017-07 requires that a company to present service cost separately from the other components of the net benefit cost. This ASU became effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. We adopted ASU 2017-07 on January 1, 2018 and retrospectively applied this ASU to all periods presented. As a result, $0.8 million, $0.7 million and $0.9 million of pension costs were reclassified from selling, general, and administrative expenses to interest expense for the years ended December 31, 2017, 2016 and 2015, respectively.

  Standards Not Yet Adopted

        In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers ("ASU 2014-09"), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in the GAAP when it becomes effective. The new standard is effective beginning after December 15, 2017 and interim periods within those years as stated in ASU 2015-14 which defers the effective date and was issued in August 2015. The standard permits the use of either the retrospective or cumulative effect transition method. We adopted this guidance on January 1, 2018 and have selected a cumulative effect transition method.

        We have performed a review of the requirements of the new guidance and have identified which of our revenue streams will be within the scope of ASU 2014-09. We have applied the five-step model of the new standard to a selection of contracts within each of our revenue streams and have compared the results to our current accounting practices. Based on this analysis, we do not expect a material impact on our consolidated financial statements. However, amendments to ASC Topic 340, Other Assets and Deferred Costs, require the capitalization of costs to obtain and fulfill customer contracts, which are currently expensed as incurred. The assets recognized for the costs to obtain and/or fulfill a contract will be amortized on a systematic basis that is consistent with the transfer of the services to which the asset relates. We determined approximately $6.2 million of costs would qualify for capitalization upon adoption of this standard which will be amortized over a period of five years.

        In February 2016, the FASB issued ASU No. 2016-02 on Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liability on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted. We are evaluating the effect that ASU 2016-02 will have on our consolidated financial statements and related disclosures.

        In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-01 Business Combination (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

        In May 2017, the FASB issued ASU No. 2017-09 Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting ("ASU 2017-09"). ASU 2017-09 clarifies what constitutes a modification of a share-based payment award. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

MANAGEMENT AND BOARD OF DIRECTORS AFTER THE BUSINESS COMBINATION

Management and Board of Directors

        Agiliti anticipates that the current executive officers of UHS will become executive officers of the post-combination company following the Business Combination. Upon the closing of the Business Combination, we anticipate that the size of the post-combination company's board of directors will be eleven directors. The following persons are anticipated to be the directors and executive officers of the post-combination company. The information below is as of September 30, 2018:

Name	Age	Position
Thomas J. Leonard	50	Chief Executive Officer and Director
James B. Pekarek	49	Executive Vice President and Chief Financial Officer
Kevin E. Ketzel	50	President
Bettyann Bird	58	Senior Vice President, Marketing
Robert L. Creviston	51	Chief Human Resources Officer
Scott A. Christensen	53	Vice President, Controller and Chief Accounting Officer
Lee M. Neumann	42	Senior Vice President, General Counsel and Corporate Secretary
Michael A. Bell	53	Director
Gary L. Gottlieb	63	Director
John Howard	65	Director
David Knoch	48	Director
Joshua M. Nelson	45	Director
Megan M. Preiner	34	Director
Barry P. Schochet	67	Director
Scott M. Sperling	60	Director
John L. Workman	67	Director
Keith Zadourian	42	Director

        Thomas J. Leonard joined UHS as Chief Executive Officer and has been a member of its Board of Directors since April 2015. Prior to joining UHS, Mr. Leonard served as the President of Medical Systems for CareFusion Corporation, where he led the $2.4 billion revenue global medical device segment, which includes Alaris® infusion pumps, Pyxis® automated dispensing and patient identification systems, and AVEA® and LTV® series ventilators and respiratory diagnostics products. Prior to joining CareFusion in 2008, Mr. Leonard served as the Senior Vice President and General Manager of Ambulatory Solutions for McKesson Provider Technologies, and prior to that, Executive Vice President of Operations for Picis, Inc. Mr. Leonard holds a B.S. from the United States Naval Academy and an M.B.A. from S.C Johnson Graduate School of Management at Cornell University.

        James B. Pekarek joined UHS in April 2013 as Executive Vice President and Chief Financial Officer. Prior to joining UHS, Mr. Pekarek was the Chief Financial Officer for Cornerstone Brands since 2005. Cornerstone Brands is a leading home and apparel lifestyle retailer. Before that, Mr. Pekarek held executive level finance positions with The Spiegel Group, Montgomery Wards, Inc. and Outboard Marine Corporation. Mr. Pekarek holds a B.S. in Accounting from Indiana University and an M.B.A. from Northwestern University.

        Kevin E. Ketzel became president of UHS in January 2016. Mr. Ketzel was appointed as Executive Vice President, Sales & Marketing of UHS in July 2015. Prior to joining UHS, Mr. Ketzel was most recently the Senior Vice President & General Manager of the Respiratory Technologies global business unit of CareFusion, a leading medical technology company. Prior to that, Mr. Ketzel held general management, operational, sales, R&D, service and marketing leadership positions at Mediware Information Systems, Allscripts, MedSynergies and Cerner Corporation. Mr. Ketzel holds a B.S. from University of Wisconsin.

        Bettyann Bird joined UHS in January 2016 as the Senior Vice President of Marketing. Prior to joining us, Ms. Bird was Vice President of Marketing for the Global Dispensing business at CareFusion from 2012 to 2015. She has held numerous executive leadership roles within the healthcare industry, including Executive at eHealth Portal from 2009 to 2011, President and CEO of eStudySite from 2007 to 2008 and President of the Consulting and Services business of Cardinal Health from 2004 to 2006. Prior to that, Bettyann held leadership positions with Deloitte Consulting and Ernst & Young from 2000 to 2004. She spent her early years in healthcare as a trauma and intensive care nurse. Ms. Bird holds a B.S. in Nursing from Texas Christian University and an M.B.A. from Baylor University.

        Robert L. Creviston was named Chief Human Resources Officer of UHS effective February 2013. From 2007 until 2013, Mr. Creviston was the Vice President of Human Resources—Midwest Group at Waste Management, Inc., a leading North America provider of integrated environmental solutions. From 2000 to 2007 he held a variety human resources management roles at Pactiv Corporation, a packaging business focused in the food service and consumer products space. Mr. Creviston hold a B.S. in Industrial and Labor Relations from Cornell University.

        Scott A. Christensen joined UHS in 2012 as Controller and Chief Accounting Officer. In 2013, Mr. Christensen was named Vice President. Prior to joining UHS, from 1992 to 2012 Mr. Christensen served in several executive capacities at Supervalu, Inc., one of the largest companies in the U.S. grocery channel, including Vice President of Finance and Vice President of Accounting. From 1987 to 1992, Mr. Christensen served as a supervising accountant at KPMG Peat Marwick. Mr. Christensen holds a B.S. in Accounting from St. Cloud State University.

        Lee M. Neumann became UHS's General Counsel in January 2011. In 2015, Ms. Neumann became Senior Vice President and General Counsel. From 2009 to 2011, Ms. Neumann was our Associate General Counsel. Prior to joining us, Ms. Neumann was an attorney at Faegre Baker Daniels LLP, formerly Faegre & Benson LLP, from 2002 to 2009. Ms. Neumann holds a B.A. in Biology from Gustavus Adolphus College and a J.D. from Hamline University School of Law.

        Michael A. Bell will become a member of our board of directors at consummation of the Business Combination. Mr. Bell is an executive advisor to THL. Most recently, Mr. Bell was Chairman of Syneos Health, Inc. (formerly INC Research Holdings, Inc./inVentiv Health, Inc.). From August 1, 2017 to December 1, 2017, Mr. Bell served as Executive Chairman and President of Syneos Health Commercial Solutions (formerly inVentiv Health Commercial Solutions). From September 2014 until he joined Syneos Health, Inc., Mr. Bell served as Chairman and Chief Executive Officer of Inventiv Health, Inc. Mr. Bell served as inVentiv Health, Inc.'s Chief Operating Officer from May 2014 until his appointment as Chairman and Chief Executive Officer. From 1998 until he joined inVentiv Health, Inc., Mr. Bell was a Managing Partner and Founder of Monitor Clipper Partners, a private equity firm where he invested in companies in the professional services, procurement outsourcing and biopharmaceutical services industries. Mr. Bell also served as Senior Executive Vice President of John Hancock Financial Services, Inc., reporting to the Chairman and Chief Executive Officer, from 2001 until the business was sold to Manulife Financial Corporation in 2004. In 1983, Mr. Bell was a founder of Monitor Group, a management consulting firm engaged across the healthcare delivery system, and was a member of the firm's leadership team until 1998 when he joined Monitor Clipper Partners, LLC. Mr. Bell holds a B.S. in Economics from the Wharton School at the University of Pennsylvania and an M.B.A. from Harvard Business School.

        Dr. Gary L. Gottlieb will become a member of our board of directors at consummation of the Business Combination. Dr. Gottlieb has served as the Chief Executive Officer of Partners In Health since March 2015. From 2010 until February of 2015, he served as president and Chief Executive Officer of Partners HealthCare, the parent of the Brigham and Women's and Massachusetts General Hospitals. Dr. Gottlieb currently serves as Chairman of the Board of Directors of the Federal Reserve Bank of Boston. Dr. Gottlieb also serves as a professor of psychiatry at Harvard Medical School and a member of the National Academy of Medicine. He served as President of Brigham and Women's Hospital, as President of North Shore Medical Center, and as Chairman of Partners Psychiatry. Dr. Gottlieb has also served as a Director of Kyruus, Inc., OM1, Inc. and inVentiv Health, Inc. and as an Executive Partner of Flare Capital Partners. Dr. Gottlieb earned an M.B.A from the Wharton Graduate School of Business Administration and an M.D. from the Albany Medical College of Union University in a six-year accelerated biomedical program.

        John Howard will become a member of our board of directors at consummation of the Business Combination. Mr. Howard is a Co-Managing Partner of Irving Place Capital and has more than 30 years of private equity investing experience in the consumer products, retail and industrial industries. Prior to founding Irving Place Capital in 1997, he was the co-CEO of Vestar Capital Partners, a private investment firm specializing in management buyouts. Previously, Mr. Howard was a Senior Vice President and Partner of Wesray Capital Corporation. He currently serves on the board of directors of New York & Company, Inc., Bendon, Inc., Rag & Bone Holdings LLC and several other private companies. Mr. Howard holds a B.A. from Trinity College and an M.B.A. from Yale School of Management.

        David Knoch will become a member of our board of directors at consummation of the Business Combination. Mr. Knoch is a Partner of Irving Place Capital and has more than 20 years of experience advising public and private companies on human capital, operations improvement and strategic growth initiatives. Prior to joining Irving Place Capital in 2004, Mr. Knoch was a Senior Managing Director and Chief Administrative Officer of Alaris Consulting. Earlier in his career, he also worked at Tenneco, Inc. and Arthur Andersen LLP. Mr. Knoch is a founding member of the Operating Partner Roundtable in New York City and a member of U.S. Trust's Administrative Committee (Bank of America Private Wealth Management). Mr. Knoch holds a B.B.A and M.B.A. from Loyola University of Chicago.

        Joshua M. Nelson will become a member of our board of directors at consummation of the Business Combination. Mr. Nelson is a Managing Director and Head of Healthcare at THL, which he joined in 2003. Prior to joining THL, he worked at JPMorgan Partners, the private equity affiliate of JPMorgan Chase. Mr. Nelson currently serves on the board of Syneos Health, Inc., CSafe Global, Healthcare Staffing Services and Professional Physical Therapy, and he previously served on the boards of 1-800 CONTACTS, Inc., Curo Health Services, Intermedix Corporation and Party City Holdco. Mr. Nelson holds a B.A. in political science, summa cum laude, from Princeton University and an M.B.A., with honors, from Harvard Business School.

        Megan M. Preiner will become a member of our board of directors at consummation of the Business Combination. Ms. Preiner is a Director at THL, which she joined in 2008. Prior to joining THL, she worked in the Media and Telecommunications Group at Credit Suisse. Ms. Preiner currently serves on the board of CSafe Global, Healthcare Staffing Services and Phillips Pet Food & Supplies, and she previously served on the board of Intermedix Corporation. Ms. Preiner holds a B.A. in Political Economy, cum laude, from Georgetown University and an M.B.A. from Harvard Business School.

        Barry P. Schochet will become a member of our board of directors at consummation of the Business Combination. Until 2013, Mr. Schochet was President and Chief Executive Officer of BPS Health Ventures, LLC, a health care consulting and equity investment firm, a position he held since 2005. From 1979 until 2005, he served in several executive capacities at Tenet Healthcare Corporation, including President of the hospital division and Vice Chairman. Through its subsidiaries, Tenet owns and operates acute care hospitals and related health care services. Mr. Schochet served on the Board of Directors of OmniCare, Inc. (NYSE: OCR). Mr. Schochet served as a director of Broadlane, Inc. from its founding in 2000 until its sale in 2010. Mr. Schochet serves as an advisor to TriCap Technology Group and Rendina Health Care Real Estate Company. Mr. Schochet also serves on the Board of

Managers of BroadJump LLC. Mr. Schochet holds a Master's degree in hospital administration from George Washington University and a B.A. in Zoology from the University of Maine.

        Scott M. Sperling has been a member of our board of directors since our formation. Mr. Sperling is currently a Co-President of THL, which he has led for over 20 years. Mr. Sperling's current and prior directorships include Thermo Fisher Scientific, Experian Information Solutions, Houghton Mifflin Co., iHeartMedia, Inc., Madison Square Garden Company, ProcureNet, ProSiebenSat.1, Univision Communications, Inc., Warner Music Group, Fisher Scientific, Front Line Management Companies, Inc., The Learning Company, PriCellular Corp, Wyndham Hotels and several other private companies. Mr. Sperling is also the Chairman of Partners HealthCare, the parent of the Massachusetts General Hospital, Brigham Health and a number of the nation's other leading academic medical centers, community hospitals and physician organizations. Prior to joining THL, Mr. Sperling was, for more than ten years, managing partner of The Aeneas Group, Inc., the private capital affiliate of Harvard Management Company. Before that he was a senior consultant with the Boston Consulting Group. Mr. Sperling holds a B.S. from Purdue University and an M.B.A. from Harvard Business School.

        John L. Workman will become a member of our board of directors at consummation of the Business Combination. From February to April 2015, Mr. Workman was UHS's Interim Executive Chairman of the board of directors of UHS. Effective April 13, 2015, Mr. Workman was appointed as Chairman of the UHS's board of directors and Chairman of the Audit Committee of UHS. From 2012 to June 2014, Mr. Workman served as Chief Executive Officer and Director at OmniCare, Inc. Prior to that, Mr. Workman served as Chief Financial Officer of OmniCare, Inc. from 2009 to 2012, and President from 2011 to 2012. Prior to joining OmniCare, Mr. Workman served as Chief Financial Officer of HealthSouth Corporation from 2004 to 2009. Prior to that, he spent six years serving in executive officer roles at U.S. Can Corporation, including Chief Executive Officer and Chief Operating Officer. Mr. Workman also spent more than 14 years with Montgomery Ward & Company, Inc., serving in various financial leadership capacities, including Chief Financial Officer and Chief Restructuring Officer. Mr. Workman began his career with the public accounting firm KPMG LLP. Mr. Workman is also a Director of Federal Signal Corporation, an international manufacturing company that specializes in environmental and safety solutions where he chairs the Audit Committee. Mr. Workman also serves on the Board of ConMed, an international manufacturer of equipment and supplies for orthopedic and general surgery and CareCapital Properties, a REIT involved with long-term healthcare facilities. Mr. Workman holds an M.B.A. from University of Chicago and a B.S. from Indiana University.

        Keith Zadourian will become a member of our board of directors at consummation of the Business Combination. Mr. Zadourian became a director of UHS in 2017. Since 2005, Mr. Zadourian has been with Irving Place Capital and is currently a Partner with the firm. Prior to joining Irving Place Capital in 2005, Mr. Zadourian worked as an Associate at Veritas Capital. Mr. Zadourian currently serves on the Board of Directors of several private companies, such as Alpha Consolidated Holdings, Inc. and CACS Netherlands Holdings B.V. Mr. Zadourian holds a B.A. from Dartmouth College and M.B.A. from Columbia Business School. Mr. Zadourian has extensive experience as an investor and deep knowledge of financial issues.

Classified Board of Directors

        In accordance with the amended and restated certificate of incorporation of Agiliti, Agiliti's board of directors will be divided into three classes, each comprising as nearly as possible one-third of the directors and serving three-year terms with only one class of directors being elected in each year.

        Each Class I director will have a term that expires at the post-combination company's annual meeting of stockholders in 2019, each Class II director will have a term that expires at the post-combination company's annual meeting of stockholders in 2020 and each Class III director will have a term that expires at the post-combination company's annual meeting of stockholders in 2021, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

Committees of the Board of Directors

        The standing committees of Agiliti's board of directors will be an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board of directors may request. The composition, duties and responsibilities of these committees are set forth below.

Audit Committee

        Upon consummation of the Business Combination, the Audit Committee will consist of three directors who will qualify as independent directors according to the rules and regulations of the SEC with respect to audit committee membership. One such director will qualify as the "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K. Agiliti's board of directors will adopt a written charter for the Audit Committee, which will be available on its corporate website at AgilitiHealth.com upon the completion of the Business Combination. The information on its website is not part of this proxy statement/prospectus.

Compensation Committee

        The Compensation Committee is responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

        Upon consummation of the Business Combination, the Compensation Committee will consist of three or more independent directors. Agiliti's board of directors will adopt a written charter for the Compensation Committee, which will be available on its corporate website at AgilitiHealth.com upon the completion of the Business Combination. The information on its website is not part of this proxy statement/prospectus.

Nominating and Governance Committee

        The Nominating and Governance Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

        Upon consummation of the Business Combination, the Nominating and Governance Committee will consist of three or more independent directors. Agiliti's board of directors will adopt a written charter for the Nominating and Governance Committee, which will be available on its corporate website at AgilitiHealth.com upon the completion of the Business Combination. The information on its website is not part of this proxy statement/prospectus.

Code of Ethics

        Upon consummation of the Business Combination, Agiliti's board of directors will adopt a code of ethics applicable to our directors, officers and employees. In addition, a copy of the code of ethics will be provided without charge upon request from Agiliti. Agiliti intends to disclose any amendments to or waivers of certain provisions of its code of ethics in a Current Report on Form 8-K.

Post-Combination Company Executive Compensation

        Following the closing of the Business Combination, the combined company intends to develop an executive compensation program that is designed to align compensation with the combined company's business objectives and the creation of stockholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of the combined company. Decisions on the executive compensation program will be made by the compensation committee of the board of directors of Agiliti, which will be established at the closing of the Business Combination.

        The following discussion is based on the present expectations as to the executive compensation program to be adopted by the compensation committee. The executive compensation program actually adopted will depend on the judgment of the members of the compensation committee and may ultimately differ from that set forth in the following discussion.

        Agiliti anticipates that the compensation committee will seek to implement compensation policies and philosophies by linking a significant portion of Agiliti's executive officers' cash compensation to performance objectives (including the use of annual cash incentive bonus arrangements) and by providing a portion of their compensation as long-term incentive compensation in the form of incentive equity awards that are subject to vesting conditions (both time and performance-based).

        Agiliti anticipates that compensation for our senior executive officers will have three primary components: base salary, an annual cash incentive bonus and long-term equity-based incentive compensation.

  Base Salary

        It is expected that the base salaries of Agiliti's officers, except for Mr. Leonard's base salary, will continue as described under the section entitled "Information About UHS—Executive Compensation Discussion and Analysis—Overview of Compensation Program and Process—Setting Executive Compensation—Base Salaries," subject to the terms of any employment agreements or severance agreements and subject to annual adjustment by the board of directors of Agiliti. It is expected that as of the closing of the Business Combination, Mr. Leonard's annual base salary will be increased from $685,000 to $750,000.

  Annual Bonuses

        Agiliti intends to use annual cash incentive bonuses for the executive officers to tie a portion of their compensation to financial and operational objectives achievable within the applicable fiscal year. Agiliti expects that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other term and conditions of annual cash bonuses for the named executive officers. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers. For 2018, it is expected that the executive officers' annual cash bonuses will continue as described under the section entitled "Information About UHS—Executive Compensation Discussion and Analysis—Overview of Compensation Program and Process—Setting Executive Compensation—Annual Performance-Based Incentive Compensation," subject to the terms of any employment agreements or severance agreements and subject to annual adjustment by the board of directors of Agiliti.

  Equity-Based Awards

        If the Incentive Plan Proposal is approved, Agiliti intends to use equity-based awards to reward long-term performance of the executive officers. Agiliti believes that providing a meaningful portion of the total compensation package in the form of equity-based awards will align the incentives of its executive officers with the interests of its stockholders and serve to appropriately motivate and retain the individual executive officers. See "Proposal No. 4—The Incentive Plan Proposal."

        It is expected that Agiliti will grant Executive Retention Awards as well as Initial Awards under the 2018 Omnibus Incentive Plan to executive officers and other employees of Agiliti.

        For a description of the expected terms of the Executive Retention Awards and the Initial Awards, see "Proposal No. 4—The Incentive Plan Proposal—New 2018 Omnibus Incentive Plan Benefits."

        The number of shares of common stock underlying Initial Awards to be granted under the 2018 Omnibus Incentive Plan in 2018, in addition to the Executive Retention Awards and any allocations of equity made to the members of the board of directors, will be equal to an amount up to approximately 1% of the outstanding equity of Agiliti at the time of grant, provided that, all subsequent annual awards that may ultimately be granted will be determined by the compensation committee in its sole discretion.

  Employment Agreements

        It is expected that Agiliti will enter into new employment agreements with Thomas Leonard, Kevin Ketzel and James Pekarek (the "senior executives") that will provide for payment of the following benefits in case of termination of employment without "cause" or resignation for "good reason":

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  accrued base salary, accrued cash bonus (pro rata based on the number of days of service in the relevant year), accrued vested benefits in each benefit plan/program of Agiliti, and reimbursement of all expenses;

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  prior to a change in control, 100% of the current base salary and 100% of target bonus opportunity at the then current plan, payable over a twelve (12) month period; and

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  on or following the consummation of a change in control or within two years after a change in control, 200% of the current base salary and 200% of target bonus opportunity at the then current plan, payable in a lump sum.

        In addition, the senior executives will receive a lump sum payment equal to the applicable COBRA continuation coverage premium multiplied by 12 for a termination of employment prior to a change in control or 24 for a termination of employment on or following a change in control.

        For purposes of the employment agreements and equity awards, the definition of "cause" will be consistent with Mr. Leonard's current employment agreement. For purposes of the employment agreements and equity awards, the definition of "good reason" will be consistent with Mr. Leonard's current employment agreement and will include relocation from the executives' current place of employment, provided however, that reduction of target bonus could only result in a resignation for "good reason" in the case of the senior executives and not being a member of the Board will be "good reason" only for Mr. Leonard. In all cases payment of severance benefits shall be subject to the senior executive's timely execution and non-revocation of a release of claims in favor of Agiliti .

        Agiliti will give written notice to the senior executive of the termination for "cause". Such notice will state in detail the particular act or acts or the failure or failures to act that constitute the grounds on which the termination for "cause" is based and such notice will be given within 30 days of the occurrence of, or, if later, Agiliti's actual knowledge of, the act or acts or the failure or failures to act which constitute the grounds for "cause". It is expected that pursuant to Mr. Leonard's employment agreement, the board of directors of Agiliti will be obligated to recommend to the stockholders of Agiliti, that Mr. Leonard be nominated to serve as a director on the board of directors of Agiliti for so long as he serves as Chief Executive Officer of Agiliti. Pursuant to Mr. Leonard's employment agreement, Mr. Leonard's principal place of employment will be San Diego, California. Agiliti expects that other California-based executives will also have their place of employment in San Diego. For this purpose, Agiliti will establish a San Diego satellite office with no intention of transferring headquarters of Agiliti to San Diego.

        All other executives, vice presidents and directors will participate in severance plans consistent with UHS's plans prior to the consummation of the Business Combination.

  Other Compensation

        Agiliti expects to continue to maintain certain of UHS's current employee benefit plans, including medical, dental, life insurance and 401(k) plans, in which the named executive officers will participate.

  Director Compensation following the Business Combination

        Following the completion of the Business Combination, Agiliti's compensation committee will determine the annual compensation to be paid to the members of Agiliti's board of directors.

DESCRIPTION OF FSAC SECURITIES

        Pursuant to FSAC's amended and restated certificate of incorporation, its authorized capital stock consists of 200,000,000 shares of Class A common stock, $0.0001 par value, 20,000,000 shares of Class F common stock, $0.0001 par value, and 1,000,000 shares of preferred stock, $0.0001 par value. The following description summarizes the material terms of FSAC's capital stock. Because it is only a summary, it may not contain all the information that is important to you.

Units

        Each unit consists of one share of Class A common stock and one-half of one warrant. Each whole warrant entitles the holder thereof to purchase one share of FSAC Class A common stock at a price of $11.50 per share, subject to adjustment as described herein, and only whole warrants are exercisable. The warrants will become exercisable on the later of 30 days after the completion of FSAC's initial business combination and 12 months from the closing of FSAC's initial public offering, and will expire five years after the completion of FSAC's initial business combination or earlier upon redemption or liquidation, as described herein. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, a holder of an odd number of units will not be able to exercise any one-half of one warrant unless it is combined with another one-half of one warrant.

        The Class A common stock and warrants comprising the units began separate trading on September 8, 2017. Upon such separation, holders have the option to continue to hold units or separate their units into the component securities.

Common Stock

        There are 57,500,000 shares of FSAC common stock outstanding consisting of 46,000,000 shares of FSAC voting Class A common stock (including Class A common stock underlying the units) and 11,500,000 shares of voting Class F common stock held by FSAC's initial stockholders.

        Common stockholders of record are entitled to one (1) vote on all matters submitted to a vote of FSAC's stockholders. Holders of the Class F common stock and holders of the Class A common stock vote together as a single class on all matters submitted to a vote of FSAC's stockholders except as required by law. Unless specified in FSAC's amended and restated certificate of incorporation or bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of FSAC's shares of common stock that are voted is required to approve any such matter voted on by stockholders. FSAC's board of directors is divided into three classes, each of which generally serves for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. FSAC's stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

        In accordance with NASDAQ corporate governance requirements, FSAC is not required to hold an annual meeting until no later than one year after FSAC's first fiscal year end following FSAC listing on NASDAQ, which occurred in 2017. Under Section 211(b) of the DGCL, FSAC is, however, required to hold an annual meeting of stockholders for the purposes of electing directors in accordance with FSAC's bylaws, unless such election is made by written consent in lieu of such a meeting. FSAC may not hold an annual meeting of stockholders to elect new directors prior to the consummation of FSAC's initial business combination despite the requirements of Section 211(b) of the DGCL. Therefore, if FSAC's stockholders want it to hold an annual meeting prior to the consummation of FSAC's initial business combination, they may attempt to force it to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the DGCL.

        FSAC will provide FSAC's stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of FSAC's initial business combination, which will be the Business Combination, if completed, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the trust account and not previously released to FSAC to fund its working capital requirements, subject to an annual limit of $750,000, and/or to pay FSAC's franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. Sponsor and FSAC's officers and directors have entered into a letter agreement with FSAC, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and any public shares held by them in connection with the completion of FSAC's initial business combination. Unlike many blank check companies that hold stockholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by law, if a stockholder vote is not required by law and FSAC does not decide to hold a stockholder vote for business or other legal reasons, FSAC may, pursuant to FSAC's amended and restated certificate of incorporation, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing FSAC initial business combination. FSAC's amended and restated certificate of incorporation requires these tender offer documents to contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC's proxy rules. If, however, a stockholder approval of the transaction is required by law, or FSAC decides to obtain stockholder approval for business or other legal reasons, FSAC will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If FSAC seeks stockholder approval, FSAC will complete FSAC's initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the initial business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of FSAC representing a majority of the voting power of all outstanding shares of capital stock of FSAC entitled to vote at such meeting. However, the participation of Sponsor and FSAC's officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this proxy statement/prospectus), if any, could result in the approval of FSAC's initial business combination even if a majority of FSAC public stockholders vote, or indicate their intention to vote, against such business combination. For purposes of seeking approval of the majority of FSAC's outstanding shares of common stock voted, non-votes will have no effect on the approval of FSAC's initial business combination once a quorum is obtained. FSAC intend to give approximately 30 days (but not less than 10 days nor more than 60 days) prior written notice of any such meeting, if required, at which a vote shall be taken to approve FSAC's initial business combination. These quorum and voting thresholds, and the voting agreements of FSAC's initial stockholders, may make it more likely that FSAC will consummate FSAC initial business combination. In connection with the Business Combination FSAC will seek stockholder approval as described in this proxy statement/prospectus.

        If FSAC seeks stockholder approval of FSAC's initial business combination and FSAC does not conduct redemptions in connection with FSAC's initial business combination pursuant to the tender offer rules, FSAC's amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a "group" (as defined under Section 13 of the Exchange Act), is restricted from redeeming its shares with respect to more than an aggregate of 20% of the shares of common stock sold in FSAC's initial public offering, which we refer to as the Excess Shares. However, FSAC would not be restricting FSAC's stockholders' ability to vote all of their shares (including Excess Shares) for or against FSAC's initial business combination. FSAC's stockholders' inability to redeem the Excess Shares reduces their influence over FSAC's ability to complete its initial business combination, and such stockholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such stockholders will not receive redemption distributions with respect to the Excess Shares if FSAC completes the initial business combination. And, as a result, such stockholders will continue to hold that number of shares exceeding 20% and, in order to dispose such shares would be required to sell their stock in open market transactions, potentially at a loss. FSAC is seeking stockholder approval in connection with the Business Combination.

        FSAC's initial stockholders have agreed to vote their Founder Shares and any public shares purchased during or after the initial public offering in favor of the Business Combination. As a result, in addition to FSAC's Founder Shares, FSAC requires 17,250,001, or approximately 37.5%, of the 46,000,000 Class A shares outstanding to be voted in favor of a transaction (assuming all outstanding shares are voted) in order to have the Business Combination approved. Additionally, each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction.

        Pursuant to FSAC's amended and restated certificate of incorporation, if FSAC is unable to complete FSAC's initial business combination within 24 months from the closing of its initial public offering, FSAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to FSAC to fund its working capital requirements, subject to an annual limit of $750,000, and/or to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of FSAC's remaining stockholders and FSAC's board of directors, dissolve and liquidate, subject in each case to FSAC's obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Sponsor and FSAC's officers and directors have entered into a letter agreement with FSAC, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any Founder Shares held by them if FSAC fails to complete its initial business combination within 24 months from the closing of the initial public offering. However, if any of Sponsor or FSAC's officers or directors have acquired public shares in or after the initial public offering, they are entitled to such rights to liquidating distributions from the trust account with respect to such public shares if FSAC fails to complete its initial business combination within the prescribed time period.

        In the event of a liquidation, dissolution or winding up of FSAC after a business combination, FSAC's stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. FSAC's stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that FSAC will provide its stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, upon the completion of its initial business combination, subject to the limitations described herein.

  Founder Shares

        The Founder Shares are identical to the shares of Class A common stock included in the units, and holders of Founder Shares have the same stockholder rights as public stockholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, (ii) Sponsor and FSAC's officers and directors have entered into a letter agreement with FSAC, pursuant to which they have agreed (A) to waive their redemption rights with respect to any Founder Shares and any public shares held by them in connection with the completion of FSAC's initial business combination, (B) to waive their redemption rights with respect to any Founder Shares and public shares held by them in connection with a stockholder vote to approve an amendment to FSAC's amended and restated certificate of incorporation that would affect the substance or timing of FSAC's obligation to redeem 100% of its public shares if FSAC has not consummated an initial business combination within 24 months from the closing of the initial public offering and (C) to waive their rights to liquidating distributions from the trust account with respect to any Founder Shares held by them if FSAC fail to complete FSAC initial business combination within 24 months from the closing of the initial public offering, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if FSAC fails to complete the initial business combination within such time period, (iii) the Founder Shares are shares of FSAC's Class F common stock that will automatically convert into shares of FSAC's Class A common stock at the time of FSAC's initial business combination, or at any time prior thereto at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described herein and (iv) are subject to registration rights. If FSAC submits its initial business combination to its public stockholders for a vote, Sponsor and FSAC's officers and directors have agreed to vote any Founder Shares held by them and any public shares purchased during or after the initial public offering in favor of FSAC's initial business combination.

        The shares of Class F common stock will automatically convert into shares of Class A common stock at the time of FSAC's initial business combination on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like), and subject to further adjustment as provided herein. The conversion ratio may be adjusted to maintain the ratio at which shares of Class F common stock convert into shares of Class A common stock so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the initial public offering plus all shares of Class A common stock and equity-linked securities issued in addition to those offered in the initial public offering. However, no such adjustment to the conversion ratio will be made for issuances of shares of Class A common stock or equity-linked securities if the holders of a majority of the outstanding shares of Class F common stock agree to waive such adjustment with respect to such issuance, FSAC's board of directors determines that such issuance was not made in connection with financing (such as through a specified future issuance) or consummating the initial business combination, or if such shares of Class A common stock or equity-linked securities are issued (i) to any seller in the initial business combination or (ii) as private placement equivalent warrants issued to Sponsor or its affiliates upon the conversion of loans made to FSAC. Under the voting agreement entered into between Sponsor and UHS, Sponsor as the holder of a majority of the outstanding shares of Class F common stock, agreed to waive this adjustment in connection with the issuance of shares of Class A common stock in the Private Placement.

        Holders of Founder Shares may also elect to convert their shares of Class F common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

        Except as otherwise required by law or FSAC's amended and restated certificate of incorporation (including any preferred stock designation), for so long as any shares of Class F common stock shall remain outstanding, FSAC will not, without the prior vote or written consent of the holders of a majority of the outstanding shares of Class F common stock, voting separately as a single class, amend, alter or repeal any provision of its amended and restated certificate of incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class F common stock.

        With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to FSAC's officers and directors and other persons or entities affiliated with Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of FSAC initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of FSAC's or, after the Business Combination, our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after FSAC's initial business combination, or (y) the date on which FSAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Preferred Stock

        FSAC's amended and restated certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. FSAC's board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. FSAC's board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of FSAC's board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. FSAC has no preferred stock outstanding at the date hereof. Although FSAC does not currently intend to issue any shares of preferred stock, FSAC cannot assure you that FSAC will not do so in the future.

Warrants

  Public Stockholders' Warrants

        Each whole warrant entitles the registered holder to purchase one share of FSAC Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the initial public offering or 30 days after the completion of FSAC's initial business combination, and only whole warrants are exercisable. No fractional warrants were issued upon separation of the units and only whole warrants trade. Accordingly, a holder of an odd number of units will not be able to exercise any one-half of one warrant unless it is combined with another one-half of one warrant. The warrants expire five years after the completion of FSAC's initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

        FSAC will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to FSAC satisfying its obligations described below with respect to registration. No warrant will be exercisable and FSAC will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.

        FSAC agreed that as soon as practicable, but in no event later than 15 business days, after the closing of its initial business combination, FSAC will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. FSAC will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if FSAC Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a "covered security" under Section 18(b)(1) of the Securities Act, FSAC may, at its option, require holders of public warrants who exercise their warrants to do so on a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act and, in the event FSAC so elects, FSAC will not be required to file or maintain in effect a registration statement, but FSAC will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

        Once the warrants become exercisable, FSAC may call the warrants for redemption:

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  in whole and not in part;

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  at a price of $0.01 per warrant;

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  upon not less than 30 days' prior written notice of redemption (the "30-day redemption period") to each warrant holder; and

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  if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like for any 20 trading days within a 30-trading day period ending three business days before FSAC sends the notice of redemption to the warrant holders.

        If and when the warrants become redeemable by FSAC, FSAC may exercise its redemption right even if FSAC is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

        FSAC has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and FSAC issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

        If FSAC calls the warrants for redemption as described above, FSAC's management will have the option to require any holder that wishes to exercise its warrant to do so on a "cashless basis." In determining whether to require all holders to exercise their warrants on a "cashless basis," FSAC's management will consider, among other factors, FSAC's cash position, the number of warrants that are outstanding and the dilutive effect on FSAC's stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of the warrants. If FSAC's management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" is the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If FSAC's management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the warrants, including the "fair market value" in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. FSAC believes this feature is an attractive option to it if FSAC do not need the cash from the exercise of the warrants after FSAC's initial business combination. If FSAC calls FSAC's warrants for redemption and FSAC's management does not take advantage of this option, Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

        A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person's affiliates), to the warrant agent's actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

        If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

        In addition, if FSAC, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of FSAC's capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Class A common stock in connection with a stockholder vote to amend FSAC's amended and restated certificate of incorporation to modify the substance or timing of FSAC's obligation to redeem 100% of FSAC Class A common stock if FSAC does not complete its initial business combination within 24 months from the closing of the initial public offering, or (e) in connection with the redemption of FSAC's public shares upon its failure to complete its initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

        If the number of outstanding shares of FSAC Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

        Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

        In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of FSAC with or into another corporation (other than a consolidation or merger in which FSAC is the continuing corporation and that does not result in any reclassification or reorganization of FSAC's outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of its assets or other property as an entirety or substantially as an entirety in connection with which FSAC is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of FSAC Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant.

        The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and FSAC. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

        The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to FSAC, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A common stock and any voting rights until they receive the shares of Class A common stock issuable upon exercise of the warrants. After the issuance of shares of Class A common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

        No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, FSAC will, upon exercise, round down to the nearest whole number of shares of Class A common stock to be issued to the warrant holder.

  Private Placement Warrants

        The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or saleable until 30 days after the completion of FSAC's initial business combination (except, among other limited exceptions as described under "Principal Stockholders—Restrictions on Transfers of Founder Shares and Private Placement Warrants," to FSAC's officers and directors and other persons or entities affiliated with Sponsor) and they will not be redeemable by FSAC so long as they are held by the sponsor or its permitted transferees. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the initial public offering. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by FSAC and exercisable by the holders on the same basis as the warrants included in the units being sold in the initial public offering.

        If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" means the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that FSAC has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor or its transferees is that the Sponsor or its transferees could be affiliated with the combined company following a business combination, as will be the case with respect to the Business Combination. If they remain affiliated with the combined company, their ability to purchase or sell combined company securities in the open market will be significantly limited. Accordingly, unlike public stockholders who could sell the shares of Class A common stock issuable upon exercise of the warrants freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from doing so. As a result, FSAC believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

        In order to finance transaction costs in connection with an intended initial business combination, Sponsor or an affiliate of Sponsor or certain of FSAC's officers and directors may, but are not obligated to, loan us funds as may be required. Up to $2,000,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender, to purchase 2,000,000 shares of Class A common stock. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period.

        Sponsor has agreed not to transfer, assign or sell any of private placement warrants (including the Class A common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date FSAC completes its initial business combination, except that, among other limited exceptions as described under "Principal Stockholders—Restrictions on Transfers of Founder Shares and Private Placement Warrants" made to FSAC's officers and directors and other persons or entities affiliated with Sponsor.

Dividends

        FSAC has not paid any cash dividends on FSAC common stock to date and does not intend to pay cash or stock dividends prior to the completion of the Business Combination.

FSAC's Transfer Agent and Warrant Agent

        The transfer agent for FSAC's common stock and warrant agent for FSAC's warrants is Continental Stock Transfer & Trust Company. FSAC has agreed to indemnify Continental Stock

Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

FSAC's Amended and Restated Certificate of Incorporation

        FSAC's amended and restated certificate of incorporation contains certain requirements and restrictions relating to the initial public offering that will apply to FSAC until the completion of its initial business combination. These provisions cannot be amended without the approval of the holders of at least 65% of FSAC common stock. Specifically, FSAC's amended and restated certificate of incorporation provides, among other things, that:

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  If FSAC is unable to complete its initial business combination within 24 months from the closing of the initial public offering, FSAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to fund FSAC working capital requirements, subject to an annual limit of $750,000, and/or to pay FSAC franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of FSAC remaining stockholders and FSAC board of directors, dissolve and liquidate, subject in each case to FSAC obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law;

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  Prior to FSAC's initial business combination, FSAC may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on any initial business combination;

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  Although FSAC does not intend to enter into a business combination with a target business that is affiliated with Sponsor, FSAC's directors or FSAC's officers, FSAC is not prohibited from doing so. In the event FSAC enters into such a transaction, FSAC, or a committee of independent directors, will obtain an opinion from an independent investment banking that is a member of FINRA or an independent accounting firm that such a business combination is fair to FSAC from a financial point of view;

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  If a stockholder vote on FSAC's initial business combination is not required by law and FSAC does not decide to hold a stockholder vote for business or other legal reasons, FSAC will offer to redeem FSAC's public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing FSAC's initial business combination which contain substantially the same financial and other information about FSAC's initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act;

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  FSAC's initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of FSAC's assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial business combination;

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  If FSAC's stockholders approve an amendment to FSAC's amended and restated certificate of incorporation that would affect the substance or timing of FSAC's obligation to redeem 100% of its public shares if FSAC does not complete its initial business combination within 24 months from the closing of the initial public offering, FSAC will provide its public stockholders with the opportunity to redeem all or a portion of their shares of Class A common stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to FSAC to fund its working capital requirements, subject to an annual limit of $750,000, and/or to pay its franchise and income taxes, divided by the number of then outstanding public shares; and

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  FSAC will not effectuate its initial business combination with another blank check company or a similar company with nominal operations.

        In addition, FSAC's amended and restated certificate of incorporation provides that under no circumstances will FSAC redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001.

Certain Anti-Takeover Provisions of Delaware Law and FSAC Amended and Restated Certificate of Incorporation and Bylaws

        FSAC is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a "business combination" with:

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  a stockholder who owns 15% or more of FSAC's outstanding voting stock (otherwise known as an "interested stockholder");

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  an affiliate of an interested stockholder; or

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  an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

        A "business combination" includes a merger or sale of more than 10% of FSAC's assets. However, the above provisions of Section 203 do not apply if:

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  FSAC's board of directors approves the transaction that made the stockholder an "interested stockholder," prior to the date of the transaction;

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  after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of FSAC's voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

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  on or subsequent to the date of the transaction, the business combination is approved by FSAC's board of directors and authorized at a meeting of FSAC's stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

        FSAC's amended and restated certificate of incorporation provides that FSAC's board of directors is classified into three classes of directors. As a result, in most circumstances, a person can gain control of FSAC's board of directors only by successfully engaging in a proxy contest at two or more annual meetings.

        FSAC's authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

  Special Meeting of Stockholders

        FSAC's bylaws provide that special meetings of FSAC's stockholders may be called only by a majority vote of FSAC's board of directors, by FSAC's President or by FSAC's Chairman.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        FSAC's bylaws provide that stockholders seeking to bring business before the annual meeting of stockholders, or to nominate candidates for election as directors at FSAC's annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder's notice will need to be received by FSAC secretary at FSAC's principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in FSAC's annual proxy statement must comply with the notice periods contained therein. FSAC's bylaws also specify certain requirements as to the form and content of a stockholders' meeting. These provisions may preclude FSAC's stockholders from bringing matters before FSAC's annual meeting of stockholders or from making nominations for directors at FSAC's annual meeting of stockholders.

Securities Eligible for Future Sale

        As of the date hereof, FSAC has 57,500,000 shares of common stock outstanding. Of the shares, the 46,000,000 shares of Class A common stock sold in the initial public offering are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of FSAC's affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 11,500,000 shares of Class F common stock and 14,950,000 private placement warrants are restricted securities under Rule 144 because they were issued in private transactions not involving a public offering and s are subject to transfer restrictions. These restricted securities are subject to registration rights as more fully described below under "—Registration Rights."

Rule 144

        Pursuant to Rule 144, a person who has beneficially owned restricted shares of FSAC's common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of FSAC's affiliates at the time of, or at any time during the three months preceding, a sale and (ii) FSAC is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as FSAC was required to file reports) preceding the sale.

        Persons who have beneficially owned restricted shares of FSAC's common stock or warrants for at least six months but who are FSAC's affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

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  1% of the total number of shares of common stock then outstanding, which equal 575,000 shares as of the date hereof; or

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  the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales by FSAC's affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

        Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

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  the issuer of the securities that was formerly a shell company has ceased to be a shell company;

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  the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

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  the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

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  at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

        As a result, FSAC's initial stockholders are able to sell their Founder Shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after the completion of FSAC's initial business combination.

Registration Rights

        The holders of the Founder Shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any shares of Class A common stock issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of working capital loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement entered into in connection with the initial public offering, requiring FSAC to register such securities for resale (in the case of the Founder Shares, only after conversion to FSAC Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that FSAC register such securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the completion of FSAC's initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that FSAC will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, on the earlier of (A) one year after the completion of FSAC's initial business combination or (B) subsequent to FSAC's initial business combination, (x) if the last sale price of FSAC or, after the Business Combination, our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after FSAC's initial business combination, or (y) the date on which FSAC complete a liquidation, merger, stock exchange or other similar transaction that results in all of FSAC's stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the private placement warrants and the respective Class A common stock underlying such warrants, 30 days after the completion of FSAC's initial business combination. FSAC will bear the expenses incurred in connection with the filing of any such registration statements.

Listing of Securities

        FSAC's units, Class A common stock and warrants are listed on NASDAQ under the symbols "FSACU," "FSAC" and "FSACW," respectively.

DESCRIPTION OF AGILITI'S SECURITIES

        The following summary of the material terms of the post-combination company's securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the proposed amended and restated certificate of incorporation is attached hereto as Exhibit J to Annex A and the full text of the proposed amended and restated bylaws is attached as an exhibit to the registration statement of which this proxy statement/prospectus is a part. We urge you to read our proposed amended and restated certificate of incorporation in its entirety for a complete description of the rights and preferences of the post-combination company's securities following the Business Combination.

Authorized and Outstanding Stock

        Agiliti's amended and restated certificate of incorporation will authorize it to issue up to 350,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this prospectus, 1,000 shares of common stock of Agiliti were issued and outstanding, and no shares of preferred stock were issued and outstanding.

  Common stock

  Voting Rights

        Each holder of common stock of Agiliti is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Agiliti stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

  Dividend Rights

        Holders of common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically.

  Liquidation, Dissolution and Winding Up

        In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the post-combination company, the holders of the common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

  Preemptive or Other Rights

        Our stockholders will have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.

  Election of Directors

        Agiliti's amended and restated certificate of incorporation will provide for its board of directors to be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares of common stock outstanding will be able to elect all of its directors.

  Preferred Stock

        Agiliti's board of directors has the authority, without further action by Agiliti's stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. No shares of preferred stock are outstanding and Agiliti has no present plan to issue any shares of preferred stock.

Warrants

        Effective upon the consummation of the Business Combination, each warrant outstanding for the purchase of shares of FSAC common stock prior to the consummation of the Business Combination will in accordance with their terms become exercisable for one warrant to purchase one share of common stock of Agiliti, with all other terms of such warrants remaining unchanged. Agiliti will assume all rights and obligations under FSAC's existing Warrant Agreement. For additional information about these warrants, see the section entitled "Description of Agiliti Securities—Warrants."

Our Transfer Agent and Warrant Agent

        Upon completion of the Business Combination, the transfer agent and registrar for common stock of Agiliti and warrant agent for Agiliti warrants will be Continental Stock Transfer & Trust Company.

Certain Anti-Takeover Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation, and our Bylaws

        Agiliti's amended and restated certificate of incorporation will provide that its board of directors will be classified into three classes of directors. As a result, in most circumstances, a person will be able to gain control of its board only by successfully engaging in a proxy contest at three or more annual meetings.

        Agiliti's amended and restated certificate of incorporation will not only allow stockholders to act by written consent.

        Agiliti's amended and restated certificate of incorporation will provide that directors may be removed prior to the expiration of their terms by stockholders only for cause or upon the affirmative vote of at least a majority of the voting power of all outstanding shares of FSAC.

        Agiliti's amended and restated certificate of incorporation will require that changes or amendments to the amended and restated certificate of incorporation or the amended and restated bylaws must be approved by at least 66 2/3% of the voting power of outstanding common stock.

        Agiliti's amended and restated certificate of incorporation will not provide for cumulative voting in the election of directors; subject to the terms of the Director Nomination Agreements, Agiliti's board of directors will be empowered to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances; and Agiliti's advance notice procedures will include requirements that the stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting.

        Agiliti's authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Agiliti by means of a proxy contest, tender offer, merger or otherwise.

Registration Rights Agreement

        For a description of the Registration Rights Agreement among Agiliti, IPC and Sponsor, please see "Proposal No. 1—Approval of the Business Combination—The Registration Rights Agreement."

Director Nomination Agreements with Irving Place Capital and THL Stockholder

        For a description of the Director Nomination Agreements with IPC and THL Stockholder, please see "Proposal No. 1—Approval of the Business Combination—The Director Nomination Agreements with Irving Place Capital and Sponsor."

Listing of Securities

        Agiliti has applied to list its common stock and warrants on NASDAQ under the symbols "AGTI" and "AGTIW," respectively, upon the closing of the Business Combination.

BENEFICIAL OWNERSHIP OF SECURITIES

        The following table sets forth information known to us regarding the beneficial ownership of FSAC common stock as of the record date (pre-Business Combination) and, immediately following consummation of the Business Combination, ownership of shares of common stock of Agiliti, assuming that no public shares of FSAC are redeemed, and alternatively the maximum number of public shares of FSAC are redeemed, by:

  •
  each person known by us to be the beneficial owner of more than 5% of the outstanding shares of FSAC common stock either on the record date (pre-Business Combination) or of shares of common stock of Agiliti outstanding after the consummation of the Business Combination;

  •
  each of FSAC's current executive officers and directors;

  •
  each person who will become an executive officer or director of Agiliti upon consummation of the Business Combination; and

  •
  all executive officers and directors of Agiliti as a group after consummation of the Business Combination.

        Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if she, he or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

        The beneficial ownership of shares of FSAC common stock pre-Business Combination is based on 57,500,000 shares of common stock outstanding as of the record date, of which 46,000,000 are shares of Class A common stock and 11,500,000 are shares of Class F common stock. The beneficial ownership of shares of common stock of Agiliti immediately following consummation of the Business Combination assuming no redemption assumes there are an aggregate of 103,514,000 shares of common stock of Agiliti issued and outstanding at the closing of the Business Combination. The beneficial ownership of shares of common stock of Agiliti immediately following consummation of the Business Combination assuming maximum redemption assumes there are an aggregate of 102,202,000 shares of common stock of Agiliti issued and outstanding at the closing of the Business Combination.

        Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by the individuals below:

			Agiliti Post-Business Combination
	FSAC Common Stock		Assuming No Redemption		Assuming Maximum Redemption
Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Approximate Percentage of Voting Control	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
5% Stockholders:
FS Sponsor LLC(2)	11,400,000	29.0%	—	—%	—	—%
THL Agiliti LLC(2)	—	—	46,350,000	39.1	46,350,000	39.6
Alyeska Investment Group, L.P.(3).	3,100,000	5.4	3,100,000	3.0	3,100,000	3.0
IPC/UHS, L.P.(4)	—	—	14,709,877	14.2	20,890,498	20.4
IPC/UHS Co-Investment Partners, L.P.(4)	—	—	5,372,325	5.2	7,629,605	7.5
Executive Officers and Directors:
Scott M. Sperling(2)	11,400,000	19.8	46,350,000	39.1	46,350,000	39.6
Kent R. Weldon(2)	11,400,000	19.8	46,350,000	39.1	46,350,000	39.6
Michael A. Bell	25,000	*	25,000	*	25,000	*
Gary L. Gottlieb	25,000	*	25,000	*	25,000	*
Henry A. McKinnell	25,000	*	25,000	*	25,000	*
Paul M. Montrone	25,000	*	25,000	*	25,000	*
Arthur G. McAleer	—	—	—	—	—	—
Charles P. Holden	—	—	—	—	—	—
Shari H. Wolkon	—	—	—	—	—	—
All directors and executive officers of FSAC as a group (9 individuals)	11,500,000	20%	46,450,000	39.1	46,450,000	39.6
Scott M. Sperling(2)	11,400,000	19.8	46,350,000	39.1	46,350,000	39.6
Joshua M. Nelson(2)	—	—	46,350,000	39.1	46,350,000	39.6
Megan M. Preiner(2)	—	—	46,350,000	39.1	46,350,000	39.6
John Howard(5)	—	—	20,082,202	19.4	28,520,103	27.9
David Knoch(5)	—	—	20,082,202	19.4	28,520,103	27.9
Keith Zadourian(5)	—	—	20,082,202	19.4	28,520,103	27.9
Michael A. Bell	—	—	—	—	—	—
Gary L. Gottlieb	—	—	—	—	—	—
Barry P. Schochet(6)	—	—	34,200	*	48,570	*
John L. Workman(6)	—	—	34,200	*	48,570	*
Thomas J. Leonard(7)	—	—	1,783,099	1.7	2,577,473	2.5
James B. Pekarek(6)	—	—	364,384	*	517,487	*
Kevin E. Ketzel(6)	—	—	411,045	*	583,752	*
Bettyann Bird(6)	—	—	205,265	*	291,517	*
Robert L. Creviston(6)	—	—	149,950	*	212,954	*
Scott A. Christensen(6)	—	—	23,116	*	32,828	*
Lee M. Neumann(6)	—	—	128,936	*	183,111	*
All directors and executive officers of Agiliti as a group (17 individuals)	11,400,000	19.8%	69,566,397	57.4%	79,366,725	65.4%

*
Less than 1 percent.

(1)
Unless otherwise indicated, (i) the business address of each of the pre-Business Combination entities, directors and executives in this table is c/o Federal Street Acquisition Corp., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110, and (ii) the business address of each of the post-Business Combination entities, directors and executives in this table is c/o Universal Hospital Services, Inc., 6625 West 78th Street, Suite 300, Minneapolis, Minnesota 55439.

(2)
Prior to the Business Combination, includes 11,400,000 shares of Class F common stock of FSAC and excludes Private Placement Warrants because they are not exercisable within sixty (60) days. These securities are held of record by the Sponsor. Voting and investment determinations with respect to the securities held by the Sponsor are made by a management committee consisting of Todd M. Abbrecht, Anthony J. DiNovi, Thomas M. Hagerty, Soren L. Oberg, Scott M. Sperling and Kent R. Weldon. Each member of such management committee may be deemed to share beneficial ownership of the securities held by the Sponsor prior to the Business Combination.

Following the Business Combination, includes (i) 11,400,000 Founder Shares, (ii) 20,000,000 shares issued in the Private Placement, and (iii) 14,950,000 Private Placement Warrants, which will be exercisable for an equal number of shares of common stock of Agiliti. All these securities will be held of record by THL Stockholder. Voting and investment determinations with respect to the securities held by THL Stockholder will be made by unanimous consent of its members. The members of THL Stockholder will be the Sponsor, Thomas H. Lee Equity Fund VIII, L.P., Thomas H. Lee Parallel Fund VIII, L.P., THL Executive Fund VIII, L.P., THL Fund VIII Coinvestment Partners, L.P.

Each of the entities and individuals named above disclaims beneficial ownership of the securities of FSAC or Agiliti, as applicable, held of record by Sponsor or THL Stockholder, as applicable, except to the extent of his, her or its pecuniary interest therein. The address of the entities and individuals named above is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, MA 02110.

(3)
According to the Schedule 13G filed on February 14, 2018. The business address of Alyeska Investment Group, L.P. and the other reporting persons is 77 West Wacker Drive, 7th Floor, Chicago, IL 60601. Each of Alyeska Investment Group, L.P. and the Schedule 13G's other reporting persons report shared voting and investment power.

(4)
IPCM GP, LLC may be deemed a beneficial owner of shares of Agiliti due to its status as the ultimate control vehicle with respect to IPC/UHS, L.P. and IPC/UHS Co-Investment Partners, L.P. (the "IPC Entities"). Voting and investment determinations with respect to the securities held by the IPC Entities are ultimately made at IPCM GP, LLC by a board consisting of John D. Howard and Philip M. Carpenter III. Each of the foregoing individuals may be deemed to share beneficial ownership of such securities. Each of IPCM GP, LLC and the foregoing individuals disclaims beneficial ownership of any shares of Agiliti which it or he is not the holder of record.

(5)
Mr. Howard is a Co-Managing Partner of Irving Place Capital and Messrs. Knoch and Zadourian are Partners of Irving Place Capital. Each of Messrs. Howard, Knoch and Zadourian disclaims beneficial ownership of any securities set forth in the table above that are owned by IPC/UHS, L.P. and IPC/UHS Co-Investment Partners, L.P., except to the extent of his pecuniary interest therein, if any.

(6)
Represents shares of common stock of Agiliti issuable upon the exercise of options that will be fully-vested at closing of the Business Combination.

(7)
Includes 1,448,340 shares of common stock of Agiliti issuable upon the exercise of options that will be fully-vested at closing of the Business Combination assuming no redemptions and 2,242,173 shares of common stock of Agiliti issuable upon exercise of options that will be fully vested assuming a maximum number of redemptions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FSAC's Related Person Transactions

  Founder Shares

        On April 4, 2017, Sponsor purchased 10,062,500 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.002 per share. In June 2017, FSAC effected a stock dividend with respect to FSAC's Class F common stock of 1,437,500 shares thereof, resulting in FSAC's initial stockholders holding an aggregate of 11,500,000 Founder Shares. Subsequently, Sponsor transferred an aggregate of 25,000 Founder Shares to each of FSAC's independent directors. The Founder Shares are identical to shares of FSAC Class A common stock included in the units sold in the initial public offering except that the Founder Shares are subject to certain transfer restrictions and are automatically convertible into shares of FSAC's common stock at the time of a business combination on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained in FSAC's amended and restated certificate of incorporation.

        In connection with the initial public offering, FSAC's initial stockholders agreed not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after the initial business combination, or (y) the date FSAC completes a liquidation, merger, stock exchange or similar transaction that results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property (the "Founder Shares Lock-Up Period").

  Private Placement Warrants

        On the initial public offering closing date, Sponsor purchased 14,950,000 Private Placement Warrants at a price of $1.00 per warrant, or $14,950,000. Each Private Placement Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share of Class A common stock. The Private Placement Warrants may not be redeemed by FSAC so long as they are held by Sponsor or its permitted transferees. If any Private Placement Warrants are transferred to holders other than Sponsor or its permitted transferees, such Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in the initial public offering. Sponsor and its permitted transferees have the option to exercise the Private Placement Warrants on a cashless basis.

        FSAC's initial stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any Private Placement Warrants and the Class A common stock underlying such Private Placement Warrants until 30 days after the completion of FSAC's initial business combination (such period, together with the Founder Shares Lock-Up Period, the "Lock-Up Periods").

        If FSAC does not complete an initial business combination within 24 months after the closing of its initial public offering, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of FSAC Class A common stock, subject to the requirements of applicable law, and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.

        If FSAC is unable to complete an initial business combination within 24 months after the closing of the initial public offering, FSAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and less up to $750,000 of interest previously released per year for working capital purposes and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and FSAC's board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of FSAC, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.

  Registration Rights

        Holders of the Founder Shares and Private Placement Warrants are party to an existing registration rights agreement, which will be replaced at closing by the Registration Rights Agreement. See "Proposal No. 1—Approval of the Business Combination—The Registration Rights Agreement."

  Related Party Notes

        Sponsor loaned FSAC an aggregate of $250,000 by the issuance of an unsecured promissory note to cover expenses related to the initial public offering. The loan was non-interest bearing, unsecured and due on the earlier of September 30, 2017 or the completion of the initial public offering. The loan was repaid in full upon the completion of the initial public offering.

        Other than as described above, no compensation of any kind, including finder's and consulting fees, will be paid to Sponsor, FSAC's officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the initial business combination. However, these individuals are entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on FSAC's behalf in connection with a business combination, such as identifying potential target businesses and performing due diligence. FSAC's audit committee reviews on a quarterly basis all payments made to the Sponsor, FSAC's officers, directors or their affiliates and determines which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on FSAC's behalf. For the year ended December 31, 2017 and the six months ended June 30, 2018, FSAC incurred $120,862 and $330,564, respectively, in reimbursement of expenses.

        In addition, in order to finance transaction costs in connection with FSAC's initial business combination, Sponsor or an affiliate of Sponsor or certain of officers and directors of FSAC may, but are not obligated to, loan us funds as may be required. If FSAC completes an initial business combination, FSAC would repay such loaned amounts. In the event that the initial business combination does not close, FSAC may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $2,000,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender, to purchase 2,000,000 shares of Class A common stock. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. In connection with the Business Combination, FSAC does not expect to enter into loans with Sponsor or FSAC's directors or officers.

  Administrative Services Agreement

        On July 24, 2017, FSAC entered into an agreement to pay monthly recurring expenses to an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support. The agreement terminates upon the earlier of the completion of a Business Combination or FSAC's liquidation. For the period from inception to December 31, 2017 and the six months ended June 30, 2018, FSAC incurred $60,000, respectively, in fees for these services.

  Subscription Agreement with THL Stockholder

        FSAC and Agiliti entered into a subscription agreement with THL Stockholder pursuant to which THL Stockholder has agreed to purchase $200.0 million in shares of Class A common stock of FSAC at a price of $10.00 per share in connection with the Private Placement. See the section entitled "Proposal No. 2—The NASDAQ Proposal—Subscription Agreement with THL Stockholder."

  Related Party Policy

        FSAC has adopted a code of ethics requiring it to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by its board of directors (or the appropriate committee of its board of directors) or as disclosed in its public filings with the SEC. Under FSAC's code of ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving FSAC.

        In addition, FSAC's audit committee, pursuant to its charter, is responsible for reviewing and approving related party transactions to the extent that FSAC enters into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction.

        FSAC also requires each of FSAC's directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer. To further minimize conflicts of interest, FSAC has agreed not to consummate an initial business combination with an entity that is affiliated with any of the Sponsor or FSAC's officers or directors unless FSAC, or a committee of independent directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that such initial business combination is fair to FSAC from a financial point of view. Furthermore, no finder's fees, reimbursements or cash payments will be made to the Sponsor, or FSAC's officers or directors, or their affiliates, for services rendered to FSAC prior to or in connection with the completion of FSAC's initial business combination, other than the payments described above.

UHS Related Party Transactions

  Professional Services Agreement

        Payments under the professional services agreement described below may be made only to the extent permitted by UHS's senior secured credit facility and 2012 Indenture governing the 2012 Notes.

        On May 31, 2007, in connection with IPC's acquisition of UHS, UHS and IPC entered into a professional services agreement pursuant to which general advisory and management services are provided to UHS with respect to financial and operating matters. IPC is an owner of UHS Holdco, and the following members of UHS's board of directors are associated with IPC: Robert Juneja, Bret Bowerman and Keith Zadourian. The professional services agreement requires UHS to pay an annual fee for ongoing advisory and management services equal to the greater of $0.5 million or 0.75% of UHS's Adjusted EBITDA (as defined in the professional services agreement) for the immediately preceding fiscal year, payable in quarterly installments.

        The professional services agreement was amended and restated as of February 1, 2008, to state that IPC may provide certain strategic services to UHS in exchange for a portion of the fees that would have been payable by UHS to IPC as advisory fees under the original professional services agreement, provided that the aggregate of the advisory and strategic services fees do not exceed the greater of $0.5 million or 0.75% of our Adjusted EBITDA (as defined in the professional services agreement) for the immediately preceding fiscal year.

        The professional services agreement provides that IPC will be reimbursed for its reasonable out-of-pocket expenses in connection with certain activities undertaken pursuant to the professional services agreement and will be indemnified for liabilities incurred in connection with its role under the professional services agreement, other than for liabilities resulting from its gross negligence or willful misconduct. The term of the professional services agreement commenced on May 31, 2007 and will remain in effect unless and until either party notifies the other of its desire to terminate, UHS is sold to a third-party purchaser or UHS consummates a qualified initial public offering, as defined in the professional services agreement. UHS paid fees to IPC of approximately $1.0 million for each of the years ended December 31, 2017, 2016 and 2015, respectively, and $0.6 million for the six months ended June 30, 2018, for advisory and management services. The professional services agreement will terminate in connection with the Business Combination.

        On August 9, 2018, UHS and IPC entered into a Second Amended and Restated Professional Services Agreement (the "Amended PSA"). Pursuant to the Amended PSA, in addition to the services previously provided under the original agreement, IPC agreed to provide services related to a possible transaction resulting in a qualified public offering or change of control and will receive a fee of $10 million payable upon the consummation of such transaction. The Amended PSA also removes the acceleration of the advisory fee in the event of a sale of UHS or qualified public offering. Additionally, the Amended PSA amends the agreement to terminate on the earliest of (a) consummation of a qualified public offering, (b) consummation of a change in control and (c) the tenth anniversary of the date of the Amended PSA, provided, however, that if no qualified public offering or change of control has been consummated prior to such tenth anniversary, the Amended PSA will automatically extend on a year to year basis until either party provides written notice of its desire to terminate the Amended PSA or at such time as a qualified public offering or change of control has been consummated. The Amended PSA will terminate upon the closing of the Business Combination.

        The professional services agreement and the Amended PSA were reviewed and approved in accordance with UHS's policy and procedures regarding transactions with related persons.

  Promissory Note Agreements with Chief Executive Officer

        In connection with a Restricted Stock Unit Award Agreement, dated as of April 13, 2015, between Mr. Thomas J. Leonard, Chief Executive Officer of UHS, and UHS, UHS entered into promissory note agreements with Mr. Leonard dated April 13, 2016 for a total amount of $1.0 million, dated April 13, 2017 for a total amount of $0.9 million and dated April 13, 2018 for a total amount of $580,911. These note receivables bear annual interest at 1.45% to 2.72%. The principal and accrued interest of these notes are due on the earliest of (i) the seventh anniversary of the date of the loan, (ii) any event with respect to borrower, which, in in the event the loan were to remain outstanding on and after such date, would result in violation of Section 402 of the Sarbanes-Oxley Act of 2002, (iii) and certain events of default or (iv) a change in control. Interest income on this note was $0.03 and $0.01 million for the years ended December 31, 2017 and 2016 and $0.021 million for the six months ended June 30, 2018. These loans will be repaid in connection with the Business Combination.

  Sales of Shares of Common Stock to Executive Officers

        On May 31, 2017, UHS Holdco sold an aggregate of 1,596,640 unregistered shares of its common stock to Mr. Pekarek, Mr. Ketzel and Ms. Bird for an aggregate purchase price of $1.9 million.

  Related Party Policy

        The board of directors of UHS has adopted a written policy and written procedures regarding transactions with related persons. On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire, which requires disclosure of any transactions in which UHS is a participant and the director, executive officer or any member of his immediate family (each a "related person"), have a direct or indirect material interest. The policy and procedures charge the audit committee with the review, approval and/or ratification of any material transactions with a related person. In determining whether to authorize, approve and/or ratify a transaction, the audit committee uses any process and reviews any information that it determines is reasonable in light of the circumstances in order to determine if the transaction is fair and reasonable and on terms no less favorable to UHS than could be obtained in a comparable arm's length transaction with an unrelated third party to UHS. The audit committee may, but is not required to, seek bids, quotes or independent valuations from unaffiliated third parties sufficient to enable the audit committee to assess the fairness of the transaction to UHS.

Related Party Transactions Following the Business Combination

  Agreements with Affiliates of UHS

        Following the Business Combination, certain of the existing agreements described under "UHS Related Party Transactions" will continue in effect, and certain of our arrangements with related parties will terminate, including, but not limited to the promissory notes with our chief executive officer and the Amended PSA.

  Registration Rights Agreement

        At closing of the Business Combination, Agiliti will enter into a registration rights agreement with THL Stockholder, IPC, Mr. Leonard, and certain other holders, under which the parties thereto will be granted certain customary demand registration rights on short form and long form registration statements as well as "piggyback" registration rights, with respect to the shares of common stock of Agiliti they will hold following the Business Combination, in each case subject to cutback provisions. In addition, pursuant to the Registration Rights Agreement, the Majority Stockholders and Mr. Leonard will agree to certain transfer restrictions for 180 days following the closing of the Business Combination.

  Director Nomination Agreements

        Following the Business Combination, Agiliti will enter into separate director nomination agreements with each of IPC and THL Stockholder, providing for the separate right of IPC and THL Stockholder to nominate directors to the board of directors of Agiliti as long as their respective ownership of common stock of Agiliti exceeds a certain threshold. See the section entitled "Proposal No. 1—Approval of the Business Combination—Director Nomination Agreements with IPC and Sponsor."

  Policies and Procedures for Related Party Transactions

        The board of directors of Agiliti intends to adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

        A "Related Person Transaction" is a transaction, arrangement or relationship in which the post-combination company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Person" means:

  •
  any person who is, or at any time during the applicable period was, one of Agiliti's officers or one of Agiliti's directors;

  •
  any person who is known by Agiliti to be the beneficial owner of more than five percent (5%) of its voting stock;

  •
  any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of Agiliti's voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of Agiliti's voting stock; and

  •
  any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

        Agiliti will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, Agiliti's audit committee charter, pursuant to its charter, will have the responsibility to review related party transactions.

PRICE RANGE OF SECURITIES AND DIVIDENDS

FSAC

Price Range of FSAC's Securities

        FSAC's units, each of which consists of one share of Class A common stock and one-half of one warrant to purchase one share of Class A common stock, began trading on NASDAQ under the symbol "FSACU" on July 19, 2017. On September 8, 2017, FSAC announced that holders of its units could elect to separately trade their Class A common stock and the warrants included in the units, or to continue to trade the units without separating them. On September 8, 2017, FSAC's Class A common stock and warrants began trading on NASDAQ under the symbols "FSAC" and "FSACW," respectively. Each whole warrant entitles the holder to purchase one share of FSAC Class A common stock at a price of $11.50 per share, subject to adjustments as described in this proxy statement/prospectus. Warrants may only be exercised for a whole number of shares of FSAC's Class A common stock. The warrants will become exercisable on the later of 30 days after the completion of FSAC's initial business combination and 12 months from the closing of FSAC's initial public offering, and will expire five years after the completion of FSAC's initial business combination or earlier upon redemption or liquidation, as described in this proxy statement/prospectus.

        The following table sets forth, for the calendar quarter indicated, the high and low sales prices per unit, share of FSAC's Class A common stock and warrants as reported on NASDAQ for the periods presented.

	Units (FSACU)		Class A Common Stock (FSAC)		Warrants (FSACW)
	High	Low	High	Low	High	Low
2018:
Fourth Quarter (through October 5, 2018)	$10.09	$10.09	$10.15	$10.05	$1.55	$1.40
Third Quarter	$11.10	$10.35	$11.00	$9.87	$1.75	$1.29
Second Quarter	$10.50	$10.05	$9.84	$9.71	$1.30	$1.02
First Quarter	$10.38	$10.14	$9.79	$9.65	$1.25	$0.95
2017:
Fourth Quarter	$10.38	$9.5	$9.78	$9.68	$1.15	$1.02
Third Quarter (beginning July 19, 2017)	$10.35	$10.06	$9.8	$9.71	$1.25	$0.97

Dividend Policy of FSAC

        FSAC has not paid any cash dividends on its shares of Class A common stock to date and does not intend to pay cash dividends prior to the completion of Business Combination. If FSAC incurs any indebtedness, its ability to declare dividends may be limited by restrictive covenants FSAC may agree to in connection therewith. The payment of cash dividends following the Business Combination will be dependent upon revenue and earnings, if any, capital requirements and general financial condition of the combined company. The payment of any dividends subsequent to the Business Combination will be within the discretion of the board of directors of the combined company.

UHS

Price Range of UHS Securities

        Historical market price information regarding UHS is not provided because there is no public market for UHS's securities.

 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        Representatives of FSAC's independent registered public accounting firm, Marcum LLP, will be available via teleconference if necessary at the special meeting of the stockholders. The representatives will have the opportunity to make a statement if they so desire and they are expected to be available to respond to appropriate questions.

APPRAISAL RIGHTS

        Appraisal rights are not available to holders of FSAC shares of common stock in connection with the Business Combination.

LEGAL MATTERS

        Certain legal matters relating to the validity of the common stock to be issued hereunder will be passed upon for us by Kirkland & Ellis LLP.

EXPERTS

        The audited financial statements of Federal Street Acquisition Corp. for the period from March 21, 2017 (inception) through December 31, 2017 and as of December 31, 2017 included in this proxy statement/prospectus of Federal Street Acquisition Corp. and the Registration Statement of Agiliti have been so included in reliance on a report of Marcum LLP, an independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm, as experts in auditing and accounting.

        The consolidated financial statements of Universal Hospital Services, Inc. and subsidiaries for the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015 and as of December 31, 2017 and December 31, 2016 included in this proxy statement/prospectus of Federal Street Acquisition Corp. and the Registration Statement of Agiliti, in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The audit report covering the December 31, 2017 consolidated financial statements contains an explanatory paragraph that states that Universal Hospital Services, Inc. has changed its method for accounting for the presentation of pension service costs for each of the years in the three-year period ended December 31, 2017 due to the retrospective adoption of ASU No. 2017-07 Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.

TRANSFER AGENT AND REGISTRAR

        The transfer agent for FSAC's securities is Continental Stock Transfer & Trust Company.

SUBMISSION OF STOCKHOLDER PROPOSALS AT THE SPECIAL MEETING

        FSAC's board of directors is aware of no other matter that may be brought before the special meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

FUTURE STOCKHOLDER PROPOSALS

        For any proposal to be considered for inclusion in Agiliti's proxy statement and form of proxy for submission to the stockholders at its 2019 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and Agiliti's bylaws. Because the 2019 annual meeting of stockholders would be Agiliti's first meeting, such proposals must be received by Agiliti at its executive offices a reasonable time before Agiliti begins to print and mail its 2019 annual meeting proxy materials in order to be considered for inclusion in Agiliti's proxy materials for the 2019 annual meeting.

        In addition, if the Business Combination is consummated, Agiliti's amended and restated bylaws will provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. Pursuant to Agiliti's proposed amended and restated bylaws, because the 2019 annual meeting of stockholders will be Agiliti's first meeting, to be timely, a stockholder's notice will have to be delivered to Agiliti at the principal executive offices of Agiliti not earlier than the close of business on the 120th day before the 2019 annual meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by Agiliti. Nominations and proposals also must satisfy other requirements set forth in the proposed amended and restated bylaws.

WHERE YOU CAN FIND MORE INFORMATION

        Agiliti has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to Agiliti and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of FSAC's or UHS's contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, Agiliti will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read Agiliti's and FSAC's SEC filings, including Agiliti's registration statement over the internet at the SEC's website at http://www.sec.gov. You may also read and copy any document Agiliti or FSAC files with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

        If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact FSAC at the following address and telephone number:

Federal Street Acquisition Corp.
100 Federal Street, 35th Floor
Boston, MA 02110
(617) 227-1050
E-mail: FSACRequests@THL.com

        You may also obtain these documents by requesting them in writing or by telephone from FSAC's proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Tel: (800) 662-5200 or banks and brokers can
call (203) 658-9400
Email: FSAC.info@morrowsodali.com

        If you are a stockholder of FSAC and would like to request documents, please do so at least one week prior to the special meeting in order to receive them before the meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

        All information contained or incorporated by reference in this proxy statement/prospectus relating to FSAC has been supplied by FSAC, and all such information relating to UHS has been supplied by UHS. Information provided by either FSAC or UHS does not constitute any representation, estimate or projection of any other party.

        This document is a proxy statement of FSAC for the special meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, FSAC or UHS that is different from, or in addition to, that contained in this proxy statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Federal Street Acquisition Corp.

Opinion on the Financial Statements

        We have audited the accompanying balance sheet of Federal Street Acquisition Corp. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholders' equity and cash flows for the period from March 21, 2017 (inception) through December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period from March 21, 2017 (inception) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2017.

New York, NY
March 23, 2018

FEDERAL STREET ACQUISITION CORP.

BALANCE SHEET

DECEMBER 31, 2017

ASSETS
Current Assets
Cash	$4,440,816
Prepaid expenses and other current assets	274,289

Total Current Assets	4,715,105
Deferred tax asset	4,671
Marketable securities held in Trust Account	461,549,163

Total Assets	$466,268,939

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities—Accounts payable and accrued expenses	$186,126

Total Current Liabilities	186,126
Deferred underwriting fees	16,100,000

Total Liabilities	16,286,126

Commitments
Common stock subject to possible redemption, 44,348,925 shares at redemption value	444,982,812
Stockholders' Equity
Preferred stock, $0.0001 par value; 1,000,000 authorized; none issued and outstanding	—
Class A Common stock, $0.0001 par value; 200,000,000 shares authorized; 1,651,075 issued and outstanding (excluding 44,348,925 shares subject to possible redemption)	165
Class F Common stock, $0.0001 par value; 20,000,000 shares authorized; 11,500,000 shares issued and outstanding	1,150
Additional paid-in capital	3,858,043
Retained earnings	1,140,643

Total Stockholders' Equity	5,000,001

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$466,268,939

The accompanying notes are an integral part of the financial statements.

FEDERAL STREET ACQUISITION CORP.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

Formation and operating costs	$485,416

Loss from operations	(485,416)
Other income:
Interest income	2,274,986
Unrealized loss on marketable securities held in Trust Account	(22,244)

Other income, net	2,252,742

Income before provision for income taxes	1,767,326
Provision for income taxes	(626,683)

Net income	$1,140,643

Weighted average shares outstanding, basic and diluted(1)	11,860,829

Basic and diluted net loss per common share(2)	$(0.01)

(1)
Excludes an aggregate of 44,348,925 shares subject to redemption at December 31, 2017.

(2)
Net loss per common share—basic and diluted excludes interest income attributable to common stock subject to redemption of $1,297,659 for the period from March 21, 2017 (inception) through December 31, 2017 (see Note 2).

The accompanying notes are an integral part of the financial statements.

FEDERAL STREET ACQUISITION CORP.

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

	Class A Common Stock		Class F Common Stock
					Additional Paid in Capital		Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance—March 21, 2017 (inception)	—	$—	—	$—	$		$—	$—
Common stock issued to initial stockholder	—	—	11,500,000	1,150		23,850	—	25,000
Sale of 46,000,000 Units, net of underwriting discount and offering expenses	46,000,000	4,600	—	—		433,862,570	—	433,867,170
Sale of Private Placement Warrants	—	—	—	—		14,950,000	—	14,950,000
Common stock subject to possible redemption	(44,348,925)	(4,435)	—	—		(444,978,377)	—	(444,982,812)
Net income	—	—	—	—		—	1,140,643	1,140,643

Balance—December 31, 2017	1,651,075	$165	11,500,000	$1,150		$3,858,043	$1,140,643	$5,000,001

The accompanying notes are an integral part of the financial statements.

FEDERAL STREET ACQUISITION CORP.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

Cash Flows from Operating Activities:
Net income	$1,140,643
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(2,274,986)
Unrealized loss on marketable securities held in Trust Account	22,244
Deferred tax	(4,671)
Changes in operating assets and liabilities:
Prepaid expenses	(274,289)
Accounts payable and accrued expenses	186,126

Net cash used in operating activities	(1,204,933)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(460,000,000)
Cash withdrawn from Trust Account	703,579

Net cash used in investing activities	(459,296,421)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock to initial stockholder	25,000
Proceeds from sale of Units, net of underwriting discounts paid	450,800,000
Proceeds from sale of Private Placement Warrants	14,950,000
Proceeds from promissory note—related party	250,000
Repayment of promissory note—related party	(250,000)
Payment of offering costs	(832,830)

Net cash provided by financing activities	464,942,170

Net Change in Cash	4,440,816
Cash—Beginning	—

Cash—Ending	$4,440,816

Supplementary cash flow information:
Cash paid for income taxes	$703,504

Non-Cash investing and financing activities:
Initial classification of common stock subject to redemption	$443,840,480

Change in value of common stock subject to redemption	$1,142,332

Deferred underwriting fees	$16,100,000

The accompanying notes are an integral part of the financial statements.

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

        Federal Street Acquisition Corp. (the "Company"), is a blank check company incorporated in Delaware on March 21, 2017. The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business transaction, one or more operating businesses that the Company has not yet identified (a "Business Combination"). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on healthcare industry.

        At December 31, 2017, the Company had not yet commenced any operations. All activity through December 31, 2017 relates to the Company's formation and the initial public offering ("Initial Public Offering") described below, and the identification and evaluation of prospective candidates for a Business Combination.

        The registration statement for the Company's Initial Public Offering was declared effective by the Securities and Exchange Commission ("SEC") on July 18, 2017. On July 24, 2017, the Company consummated the Initial Public Offering of 46,000,000 units ("Units" and, with respect to the Class A common stock included in the Units being offered, the "Public Shares"), which includes a full exercise by the underwriters of their over-allotment option in the amount of 6,000,000 Units at $10.00 per Unit, generating gross proceeds of $460,000,000, which is described in Note 3.

        Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 14,950,000 warrants (the "Private Placement Warrants") at a price of $1.00 per warrant in a private placement to the Company's sponsor, FS Sponsor LLC, an affiliate of Thomas H. Lee Partners (the "Sponsor"), generating gross proceeds of $14,950,000, which is described in Note 4.

        Following the closing of the Initial Public Offering on July 24, 2017, an amount of $460,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement Warrants was placed in a trust account ("Trust Account") and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account as described below, except that interest earned on the Trust Account can be released to pay the Company's franchise and income tax obligations and up to $750,000 per year can be released for working capital purposes.

        Transaction costs amounted to $26,132,830, consisting of $9,200,000 of underwriting fees, $16,100,000 of deferred underwriting fees (see Note 6) and $832,830 of Initial Public Offering costs. At December 31, 2017, $4,440,816 of cash was held outside of the Trust Account and was available for working capital purposes.

        The Company's management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company's Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding any deferred

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (Continued)

underwriting commissions and taxes payable) at the time of the signing of an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

        The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company for working capital purposes or to pay its franchise and income tax obligations). The per-share amount to be distributed to the stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (see Note 7). The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

        If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate"), conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

        Notwithstanding the foregoing, the Company's Amended and Restated Certificate provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a "group" (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), will be restricted from redeeming its shares with respect to an aggregate of 20% or more of the Class A common stock sold in the Initial Public Offering.

        The Company has until July 24, 2019 to consummate a Business Combination (the "Combination Period"). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and less up to $750,000 of interest

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (Continued)

previously released per year for working capital purposes and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company's board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriters have agreed to waive their rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company's Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be less than $10.00 per Public Share.

        In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to fund the Company's working capital requirements, subject to an annual limit of $750,000, and/or to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company's indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

        The Sponsor, officers and directors (the "Initial Stockholders") have agreed to (i) vote their Founder Shares (as defined in Note 5), and any Public Shares they may acquire during or after the Initial Public Offering in favor of approving a Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the consummation of a Business Combination, (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to consummate a Business Combination within the Combination Period, (iv) not to propose an amendment to the Company's Amended and Restated Certificate that would affect the substance or timing of the Company's obligation to redeem 100% of their Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their shares in conjunction with any such amendment, and waive their redemption rights in connection with any such amendment. However,

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (Continued)

the Initial Stockholders will be entitled to liquidating distributions with respect to any Public Shares acquired if the Company fails to consummate a Business Combination or liquidates within the Combination Period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the SEC.

Emerging growth company

        The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

        Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

        Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from the Company's estimates.

Cash and cash equivalents

        The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2017.

Marketable securities held in Trust Account

        At December 31, 2017, the assets held in the Trust Account were held in U.S. Treasury Bills.

Common stock subject to possible redemption

        The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. The Company's common stock features certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2017, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders' equity section of the Company's balance sheet.

Offering costs

        Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $26,132,830 were charged to stockholders' equity upon the completion of the Initial Public Offering.

Income taxes

        The Company complies with the accounting and reporting requirements of ASC Topic 740 "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2017, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

        The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company has submitted an application for the Trust Account to be considered a Massachusetts Security Corporation, pursuant to which, if approved, the Massachusetts corporate excise tax will be limited to 1.32% of the Trust Account's gross income. Absent the qualification as a Security Corporation, the Company, including the Trust Account, would incur a Massachusetts corporate excise tax equal to 0.26% of its equity apportioned to Massachusetts and 8% of its taxable income apportioned to Massachusetts. The application is pending approval. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

        On December 22, 2017 the U.S. Tax Cuts and Jobs Act of 2017 ("Tax Reform") was signed into law. As a result of Tax Reform, the U.S. statutory tax rate was lowered from 35% to 21% effective January 1, 2018, among other changes. ASC Topic 740 requires companies to recognize the effect of tax law changes in the period of enactment; therefore, the Company was required to revalue its deferred tax assets and liabilities at December 31, 2017 at the new rate. The SEC issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain tax effects of Tax Reform.

Net income per common share

        The Company complies with accounting and disclosure requirements ASC Topic 260, "Earnings Per Share." Net income per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at December 31, 2017, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic income per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the over-allotment) and Private Placement Warrants to purchase 37,950,000 shares of Class A common stock in the calculation of diluted income per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted income per common share is the same as basic income per common share for the periods.

Reconciliation of Net Loss per Ordinary Share

        The Company's net income is adjusted for the portion of income that is attributable to common stock subject to redemption, as these shares only participate in the income of the Trust Account and

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

not the losses of the Company. Accordingly, basic and diluted loss per common share is calculated as follows:

For the Period from March 21, 2017 (inception) through December 31, 2017
Net income	$1,140,643
Less: Income attributable to ordinary shares subject to redemption	(1,297,659)

Adjusted net loss	(157,016)

Weighted average shares outstanding, basic and diluted	11,860,829

Basic and diluted net loss per common share	$(0.01)

Concentration of credit risk

        Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2017, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair value of financial instruments

        The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC Topic 820, "Fair Value Measurements and Disclosures," approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standards

        Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

3. INITIAL PUBLIC OFFERING

        Pursuant to the Initial Public Offering, the Company sold 46,000,000 Units at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 6,000,000 Units at $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one warrant ("Warrant"), totaling 23,000,000 Warrants. Each whole Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 (see Note 7).

4. PRIVATE PLACEMENT

        Simultaneously with the Initial Public Offering, the Sponsor purchased an aggregate of 14,950,000 Private Placement Warrants at $1.00 per Private Placement Warrant for an aggregate purchase price of

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

4. PRIVATE PLACEMENT (Continued)

$14,950,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Company's Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.

5. RELATED PARTY TRANSACTIONS

Founder Shares

        On April 4, 2017, the Company issued an aggregate of 10,062,500 shares of Class F common stock to the Sponsor ("Founder Shares") for an aggregate purchase price of $25,000. On June 19, 2017, the Company effected a stock dividend of 1,437,500 shares of its Class F common stock, resulting in an aggregate of 11,500,000 Founder Shares being held by the Sponsor. Subsequently, the Sponsor transferred an aggregate of 25,000 Founder Shares to each of the Company's independent directors. The Founder Shares will automatically convert into Class A common stock upon the consummation of a Business Combination on a one-for-one basis, subject to adjustments as described in Note 7.

        The Founder Shares included an aggregate of up to 1,500,000 shares of Class F common stock subject to forfeiture by the Initial Stockholders to the extent that the underwriters' over-allotment was not exercised in full or in part, so that the Initial Stockholders would own, on an as-converted basis, 20% of the Company's issued and outstanding shares after the Initial Public Offering. As a result of the underwriters' election to exercise their over-allotment option in full, 1,500,000 Founder Shares of Class F common stock are no longer subject to forfeiture.

        The Initial Stockholders have agreed not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the Company's Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after a Business Combination, or (y) the date the Company completes a liquidation, merger, stock exchange or similar transaction that results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Promissory Note—Related Party

        The Sponsor loaned the Company $250,000 to be used for the payment of costs related to the Initial Public Offering. The loan was non-interest bearing, unsecured and due on the earlier of December 31, 2017 or the closing date of the Initial Public Offering. The loan was repaid upon the consummation of the Initial Public Offering.

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

5. RELATED PARTY TRANSACTIONS (Continued)

Administrative Services Agreement

        The Company entered into an agreement whereby, commencing from the effective date of the Initial Public Offering through the earlier of the consummation of a Business Combination and the Company's liquidation, the Company will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support. For the period from March 21, 2017 (inception) through December 31, 2017, the Company incurred $60,000 in fees for these services.

Related Party Loans

        In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor and/or the Company's officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required ("Working Capital Loans"). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would be paid upon consummation of a Business Combination, without interest. Up to $2,000,000 of the Working Capital Loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender, to purchase 2,000,000 shares of Class A common stock. The warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

6. COMMITMENTS AND CONTINGENCIES

Registration Rights

        Pursuant to a registration rights agreement entered into on July 18, 2017, the holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and any warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights. The holders of a majority of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

        The underwriters are entitled to a deferred fee of three and one-half percent (3.5%) of the gross proceeds of the Initial Public Offering, or $16,100,000. The deferred fee will be paid in cash upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

7. STOCKHOLDERS' EQUITY

        Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company's Board of Directors. At December 31, 2017, there were no shares of preferred stock issued or outstanding.

        Class A Common Stock—The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company's Class A common stock are entitled to one vote for each share. At December 31, 2017, there were 1,651,075 shares of Class A common stock issued and outstanding (excluding 44,348,925 shares of common stock subject to possible redemption).

        Class F Common Stock—The Company is authorized to issue 20,000,000 shares of Class F common stock with a par value of $0.0001 per share. At December 31, 2017, there were 11,500,000 shares of Class F common stock issued and outstanding.

        The shares of Class F common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment as follows. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering in connection with the closing of the Business Combination, including any such issuances or deemed issuances the proceeds of which are used to acquire a Business Combination target (such as through a specified future issuance), and excluding any Class A common stock or equity-linked securities issued to any seller in the initial Business Combination or any Private Placement Warrants issued to the Sponsor or its affiliates upon conversion of Working Capital Loans made to the Company, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued in addition to those offered in the Initial Public Offering. However, no such adjustment to the conversion ratio shall be made for the issuances of shares of Class A common stock or equity-linked securities if the holders of a majority of the outstanding shares of Class F common stock agree to waive such adjustment with respect to such issuance, the Company's Board of Directors determines that such issuance was not made or deemed issued in connection with a Business Combination (such as through a specified future issuance), or if such shares of Class A common stock or equity-linked securities are issued to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor or its affiliates upon conversion of Working Capital Loans.

        Holders of Class A common stock and Class F common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

        Warrants—Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Warrants. The Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Warrants

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

7. STOCKHOLDERS' EQUITY (Continued)

and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the shares of Class A common stock issuable upon exercise of the Warrants is not effective within a specified period following the consummation of Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

        The Private Placement Warrants are identical to the Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Warrants.

        The Company may redeem the warrants (except as described above with respect to the Private Placement Warrants):

  •
  in whole and not in part;

  •
  at a price of $0.01 per warrant;

  •
  at any time during the exercise period;

  •
  upon a minimum of 30 days' prior written notice of redemption;

  •
  if, and only if, the last sale price of the Company's Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders; and

  •
  if, and only if, an effective registration statement under the Securities Act covering the shares of the Company's Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of the Company's Class A common stock is available throughout the 30-trading day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

7. STOCKHOLDERS' EQUITY (Continued)

        If the Company calls the Warrants for redemption, management will have the option to require all holders that wish to exercise the Warrants to do so on a "cashless basis," as described in the warrant agreement.

        The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company's assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

8. INCOME TAX

        The Company's net deferred tax assets are as follows:

December 31, 2017
Deferred tax asset
Unrealized loss on marketable securities	$4,671
Net operating loss carryforward—State	39,888

Total deferred tax assets	44,559
Valuation allowance	(39,888)

Deferred tax asset, net of allowance	$4,671

        The income tax provision consists of the following:

For the Period from March 21, 2017 (inception) through December 31, 2017
Federal
Current	$601,324
Deferred	(4,671)
State
Current	30,030
Deferred	(39,888)
Change in valuation allowance	39,888

Income tax provision	$626,683

        As of December 31, 2017, the Company had state net operating loss carryovers ("NOLs") of $476,356 available to offset future taxable income. These NOLs expire beginning in 2037. In accordance

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

8. INCOME TAX (Continued)

with Section 382 of the Internal Revenue Code, deductibility of the Company's NOLs may be subject to an annual limitation in the event of a change in control as defined under the regulations.

        In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a valuation allowance in the amount of $39,888. For the period from March 27, 2017 (inception) through December 31, 2017, the change in the valuation allowance was $39,888.

        A reconciliation of the federal income tax rate to the Company's effective tax rate at December 31, 2017 is as follows:

For the Period from March 21, 2017 (inception) through December 31, 2017
Statutory federal income tax rate	34.0%
State taxes, net of federal tax benefit	(1.1)%
Deferred tax liability rate change	0.2%
Change in valuation allowance	2.2%

Income tax provision expense	35.3%

        The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities. The Company's tax returns for the period from March 31, 2017 (inception) through December 31, 2017 remain open and subject to examination. The Company considers Massachusetts to be a significant state tax jurisdiction.

9. FAIR VALUE MEASUREMENTS

        The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

        The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

9. FAIR VALUE MEASUREMENTS (Continued)

assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

        The following table presents information about the Company's assets that are measured at fair value on a recurring basis at December 31, 2017, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2017
Assets:
Marketable securities held in Trust Account	1	$461,549,163

10. QUARTERLY FINANCIAL INFORMATION

        Following are the Company's unaudited quarterly statements of operations for the period from March 21, 2017 (inception) to June 30, 2017 and the quarters ended September 30, 2017 and December 31, 2017. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the

FEDERAL STREET ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE PERIOD FROM MARCH 21, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

10. QUARTERLY FINANCIAL INFORMATION (Continued)

results of operations for these periods. These quarterly operating results are not necessarily indicative of the Company's operating results for any future period.

	2017
	For the Period from March 21, 2017 (inception) to June 30, 2017	For the Three Months Ended September 30, 2017	For the Three Months Ended December 31, 2017	For the Period from March 21, 2017 (inception) through December 31, 2017
Operating costs	$1,686	$145,792	$337,938	$485,416
Loss from operations	(1,686)	(145,792)	(337,938)	(485,416)
Other Income:
Unrealized (loss) gain on marketable securities held in Trust Account	—	93,019	(115,263)	(22,244)
Interest income	—	976,806	1,298,180	2,274,986
Provision for income taxes	—	(313,598)	(313,085)	(626,683)

Net Income (Loss)	$(1,686)	$610,435	$531,894	$1,140,643

Net Income (Loss) per common share:
Basic and diluted	$(0.00)	$0.05	$0.02	$(0.01)
Weighted average number of common shares outstanding:
Basic and diluted	10,000,000	12,303,095	13,158,035	11,860,829

Balance Sheet Data (at period end)

	June 30, 2017	September 30, 2017	December 31, 2017
Cash	$22,186	$4,573,852	$4,440,816
Marketable securities held in Trust Account	—	461,069,825	461,549,163
Total assets	290,314	465,909,927	466,268,939
Deferred underwriting fees	—	16,100,000	16,100,000
Total liabilities	267,000	16,459,008	16,286,126
Common stock subject to possible redemption	—	444,450,918	444,982,812
Total Stockholders' Equity	$23,314	$5,000,001	$5,000,001

11. SUBSEQUENT EVENTS

        The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

        In January and February 2018, the Company withdrew an aggregate amount of $906,762 for working capital purposes and to pay its franchise tax obligations.

PART 1—FINANCIAL INFORMATION

Item 1.    Financial Statements.

FEDERAL STREET ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	June 30, 2018	December 31, 2017
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$4,389,688	$4,440,816
Prepaid expenses and other current assets	173,917	274,289

Total Current Assets	4,563,605	4,715,105
Deferred tax asset	753,629	4,671
Marketable securities held in Trust Account	464,138,429	461,549,163

Total Assets	$469,455,663	$466,268,939

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$3,465,482	$186,126
Income taxes payable	552,418	—

Total Current Liabilities	4,017,900	186,126
Deferred underwriting fees	16,100,000	16,100,000

Total Liabilities	20,117,900	16,286,126
Commitments (Note 4)
Common stock subject to possible redemption, 44,093,614 and 44,348,925 shares at redemption value at June 30, 2018 and December 31, 2017, respectively	444,337,762	444,982,812
Stockholders' Equity
Preferred stock, $0.0001 par value; 1,000,000 authorized; none issued and outstanding	—	—
Class A Common stock, $0.0001 par value; 200,000,000 shares authorized; 1,906,386 and 1,651,075 shares issued and outstanding (excluding 44,093,614 and 44,348,925 shares subject to possible redemption) at June 30, 2018 and December 31, 2017, respectively	191	165
Class F Common stock, $0.0001 par value; 20,000,000 shares authorized; 11,500,000 shares issued and outstanding at June 30, 2018 and December 31, 2017	1,150	1,150
Additional paid-in capital	4,503,067	3,858,043
Retained earnings	495,593	1,140,643

Total Stockholders' Equity	5,000,001	5,000,001

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$469,455,663	$466,268,939

The accompanying notes are an integral part of the unaudited condensed financial statements.

FEDERAL STREET ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

				For the Period from March 21, 2017 (inception) through June 30, 2017
	Three Months Ended June 30,
			Six Months Ended June 30, 2018
	2018	2017
Operating costs	$3,169,211	$1,686	$4,337,461	$1,686

Loss from operations	(3,169,211)	(1,686)	(4,337,461)	(1,686)
Other income:
Interest income	1,959,691	—	3,469,534	—
Unrealized gain on marketable securities held in Trust Account	121,647	—	89,428	—

Other income, net	2,081,338	—	3,558,962	—
Loss before provision for income taxes	(1,087,873)	(1,686)	(778,499)	(1,686)
Benefit for income taxes	208,017	—	133,449	—

Net Loss	$(879,856)	$(1,686)	$(645,050)	$(1,686)

Weighted average shares outstanding, basic and diluted(1)	13,174,724	10,000,000	13,162,965	10,000,000

Basic and diluted net loss per common share(2)	$(0.12)	$(0.00)	$(0.21)	$(0.00)

(1)
June 30, 2018 excludes an aggregate of 44,093,614 shares subject to redemption and June 30, 2017 excludes 1,500,000 shares held by the initial stockholder that were subject to forfeiture to the extent that the underwriters' over-allotment was not exercised in full.

(2)
Net loss per common share—basic and diluted excludes interest income attributable to common stock subject to redemption of $710,903 and $2,127,353 for the three and six months ended June 30, 2018, respectively (see Note 2).

The accompanying notes are an integral part of the unaudited condensed financial statements.

FEDERAL STREET ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30, 2018	For the Period from March 21, 2017 (inception) through June 30, 2017
Cash Flows from Operating Activities:
Net loss	$(645,050)	$(1,686)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(3,469,534)	—
Unrealized gain on marketable securities held in Trust Account	(89,428)	—
Deferred tax	(748,958)	—
Changes in operating assets and liabilities:
Prepaid expenses	100,372	—
Accounts payable and accrued expenses	3,279,356	1,686
Income taxes payable	552,418	—

Net cash used in operating activities	(1,020,824)	—

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account	969,696	—

Net cash provided by investing activities	969,696	—

Cash Flows from Financing Activities:
Proceeds from issuance of common stock to initial stockholder	—	25,000
Proceeds from promissory note—related party	—	150,000
Payment of offering costs	—	(152,814)

Net cash provided by financing activities	—	22,186

Net Change in Cash and Cash Equivalents	(51,128)	22,186
Cash and Cash Equivalents—Beginning	4,440,816	—

Cash and Cash Equivalents—Ending	$4,389,688	$22,186

Non-Cash investing and financing activities:
Change in value of common stock subject to redemption	$645,050	$—

Offering costs included in accrued offering costs	$—	$115,314

The accompanying notes are an integral part of the unaudited condensed financial statements.

FEDERAL STREET ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2018

(Unaudited)

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

        Federal Street Acquisition Corp. (the "Company"), is a blank check company incorporated in Delaware on March 21, 2017. The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business transaction, one or more operating businesses that the Company has not yet identified (a "Business Combination"). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on healthcare industry.

        All activity through June 30, 2018 relates to the Company's formation, the consummation of its initial public offering of 46,000,000 units (the "Initial Public Offering"), the sale of 14,950,000 warrants (the "Private Placement Warrants") in a private placement to the Company's sponsor FS Sponsor LLC, an affiliate of Thomas H. Lee Partners (the "Sponsor") and the identification and evaluation of prospective candidates for a Business Combination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission (the "SEC"). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

        The accompanying unaudited condensed financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2017 as filed with the SEC on March 23, 2018, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2017 is derived from the audited financial statements presented in the Company's Annual Report on Form 10-K for the year ended December 31, 2017. The interim results for the three and six months ended June 30, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018 or for any future interim periods.

Use of estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

FEDERAL STREET ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2018

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from the Company's estimates.

Cash and cash equivalents

        The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. Cash equivalents consist of money market accounts. As of June 30, 2018, cash equivalents amounted to $4,014,094. The Company did not have any cash equivalents as of December 31, 2017.

Marketable securities held in Trust Account

        At June 30, 2018, the assets held in the trust account (the "Trust Account") were substantially held in U.S. Treasury Bills. During the six months ended June 30, 2018, the Company withdrew $969,696 of interest income to pay for its franchise taxes and for working capital purposes.

Net loss per common share

        Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Weighted average shares at June 30, 2017 were reduced for the effect of an aggregate of 1,500,000 shares of common stock that were subject to forfeiture if the over-allotment option was not exercised by the underwriters. Shares of common stock subject to possible redemption at June 30, 2018, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the over-allotment) and Private Placement Warrants to purchase 37,950,000 shares of Class A common stock in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for the periods.

FEDERAL STREET ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2018

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reconciliation of Net Loss per Share

        The Company's net loss is adjusted for the portion of income that is attributable to common stock subject to redemption, as these shares only participate in the income of the Trust Account and not the losses of the Company. Accordingly, basic and diluted loss per common share is calculated as follows:

				For the Period from March 21, 2017 (inception) through June 30, 2017
	Three Months Ended June 30,
			Six Months Ended June 30, 2018
	2018	2017
Net loss	$(879,856)	$(1,686)	$(645,050)	$(1,686)
Less: Income attributable to ordinary shares subject to redemption	(710,903)	—	(2,127,353)	—

Adjusted net loss	$(1,590,759)	$(1,686)	$(2,772,403)	$(1,686)

Weighted average shares outstanding, basic and diluted	13,174,724	10,000,000	13,162,965	10,000,000

Basic and diluted net loss per common share	$(0.12)	$(0.00)	$(0.21)	$(0.00)

3. RELATED PARTY TRANSACTIONS

Administrative Services Agreement

        The Company entered into an agreement whereby, commencing from the effective date of the Initial Public Offering through the earlier of the consummation of a Business Combination and the Company's liquidation, the Company will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support. For the three and six months ended June 30, 2018, the Company incurred $30,000 and $60,000 in fees for these services.

4. COMMITMENTS AND CONTINGENCIES

Registration Rights

        Pursuant to a registration rights agreement entered into on July 18, 2017, the holders of the shares of Class F common stock (the "Founder Shares"), the Private Placement Warrants (and their underlying securities) and any warrants that may be issued upon conversion of any working capital loans (and their underlying securities) are entitled to registration rights. The holders of a majority of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective

FEDERAL STREET ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2018

(Unaudited)

4. COMMITMENTS AND CONTINGENCIES (Continued)

until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

        The underwriters are entitled to a deferred fee of three and one-half percent (3.5%) of the gross proceeds of the Initial Public Offering, or $16,100,000. The deferred fee will be paid in cash upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

5. STOCKHOLDERS' EQUITY

        Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company's Board of Directors. At June 30, 2018 and December 31, 2017, there were no shares of preferred stock issued or outstanding.

        Class A Common Stock—The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company's Class A common stock are entitled to one vote for each share. At June 30, 2018 and December 31, 2017, there were 1,906,386 and 1,651,075 shares of Class A common stock issued and outstanding (excluding 44,093,614 and 44,348,925 shares of common stock subject to possible redemption), respectively.

        Class F Common Stock—The Company is authorized to issue 20,000,000 shares of Class F common stock with a par value of $0.0001 per share. At June 30, 2018 and December 31, 2017, there were 11,500,000 shares of Class F common stock issued and outstanding.

6. FAIR VALUE MEASUREMENTS

        The Company follows the guidance in Accounting Standards Codification ("ASC") 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

        The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify

FEDERAL STREET ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2018

(Unaudited)

6. FAIR VALUE MEASUREMENTS (Continued)

assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

        The following table presents information about the Company's assets that are measured at fair value on a recurring basis at June 30, 2018 and December 31, 2017, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	June 30, 2018	December 31, 2017
Assets:
Marketable securities held in Trust Account	1	$464,138,429	$461,549,163

7. SUBSEQUENT EVENTS

        The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued. Other than as described below, Company did not identify any additional subsequent events that would have required adjustment or disclosure in the financial statements.

        On August 13, 2018, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") to effect an initial business combination, by and among the Company, Agiliti, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("Agiliti"), its subsidiaries (as defined in the Merger Agreement), UHS Holdco, Inc., a Delaware corporation ("UHS"), IPC/UHS Co-Investment Partners, L.P., a Delaware limited partnership, solely in its capacity as a Majority Stockholder, and IPC/UHS, L.P., a Delaware limited partnership, solely in its capacity as a Majority Stockholder and the Stockholders' Representative (together with IPC/UHS Co-Investment Partners, L.P., the "Majority Stockholders").

        Pursuant to the Merger Agreement, a business combination between the Company and UHS (the "UHS Business Combination") will be effected through a series of mergers (the "Mergers") and certain contributions. As a result of the Mergers and the contributions, the Company will become a

FEDERAL STREET ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2018

(Unaudited)

7. SUBSEQUENT EVENTS (Continued)

wholly-owned subsidiary of Agiliti, UHS will become a wholly-owned subsidiary of the Company, and Agiliti will become a publicly traded company.

        The aggregate purchase price for the UHS Business Combination and related transactions implies an initial enterprise value for the combined company of approximately $1.74 billion. The consideration to be paid to holders of equity interests in UHS will be approximately $1.58 billion, subject to certain adjustments contained in the Merger Agreement, including reduction for indebtedness and certain transaction expenses and subject to a working capital adjustment. The purchase price will be paid in a combination of stock and cash consideration. The stock consideration will consist of a number of newly issued shares of Agiliti's common stock to be distributed to equity holders of UHS approximately equal to $335.0 million divided by $10.00. The amount of stock consideration may be decreased (and cash consideration increased) to the extent of cash available following cash payments required by the Merger Agreement, including payments to any Company public stockholders electing redemption of their Class A common stock. The remainder of the merger consideration will be paid in cash.
        The Merger Agreement contains representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, formation and authority, (b) authorization to enter into the Merger Agreement, (c) capital structure, (d) consents and approvals, (e) financial statements, (f) liabilities, (g) real estate, (h) litigation, (i) material contracts, (j) taxes, (k) title to assets, (l) absence of changes, (m) environmental matters, (n) employee matters, (o) licenses and permits, (p) compliance with laws, and (q) regulatory matters.

        On August 13, 2018, concurrently with the entry into the Merger Agreement, the Company and Agiliti entered into subscription agreements with certain institutional investors and with THL Agiliti LLC ("THL Agiliti") (an affiliate of the Sponsor), pursuant to which the investors have agreed to purchase in the aggregate $250.0 million in shares of Class A common stock of the Company at a purchase price of $10.00 per share on a private placement basis (the "Private Placement"). The shares issued by the Company in the Private Placement will be converted into shares of common stock of Agiliti pursuant to the Mergers. The proceeds from the Private Placement will be used to partially fund the cash consideration to be paid to UHS' equityholders at closing.

        In connection with the entry into the Merger Agreement, Umpire Cash Merger Sub, a subsidiary of the Company, has received commitments from JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., KeyBanc Capital Markets Inc. and KeyBank National Association to provide debt financing for senior secured credit facilities comprised of a $660.0 million senior secured delayed draw term loan facility and a $150.0 million senior secured revolving credit facility, and Umpire Cash Merger Sub has entered into customary commitment letters in connection therewith.

        Consummation of the UHS Business Combination is subject to customary and other closing conditions, including regulatory approvals, approval by the Company's stockholders, and that there be a minimum amount of cash available to pay the cash portion of the merger consideration, repay existing indebtedness and make other required cash payments at closing. There is no guarantee that the closing conditions will be met. More information on these conditions will be included in the combined preliminary proxy statement/prospectus that the Company and Agiliti intend to file with the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Universal Hospital Services, Inc.:

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated balance sheets of Universal Hospital Services, Inc. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedule II—Valuation and Qualifiying Accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

        As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for the presentation of pension service costs for each of the years in the three-year period ended December 31, 2017 due to the retrospective adoption of ASU No. 2017-07 Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

Minneapolis, Minnesota
March 12, 2018, except for Notes 1, 2, and 16, as to which the date is August 22, 2018

Universal Hospital Services, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share information)

	December 31, 2017	December 31, 2016
Assets
Current assets:
Accounts receivable, less allowance for doubtful accounts of $1,234 at December 31, 2017 and $1,530 at December 31, 2016	$89,637	$84,264
Inventories	9,760	11,085
Other current assets	6,836	11,098

Total current assets	106,233	106,447
Property and equipment:
Medical equipment	629,193	618,052
Property and office equipment	105,341	94,846
Accumulated depreciation	(536,520)	(504,249)

Total property and equipment, net	198,014	208,649
Other long-term assets:
Goodwill	346,168	343,766
Other intangibles, net	151,921	157,371
Other	3,109	1,890

Total assets	$805,445	$818,123

Liabilities and Deficit
Current liabilities:
Current portion of long-term debt	$5,043	$5,454
Book overdrafts	5,367	10,700
Accounts payable	36,689	38,819
Accrued compensation	21,498	19,906
Accrued interest	18,671	18,696
Other accrued expenses	17,763	16,676

Total current liabilities	105,031	110,251
Long-term debt, less current portion	698,065	701,863
Pension and other long-term liabilities	11,385	12,277
Deferred income taxes, net	35,342	53,217
Commitments and contingencies (Note 9)
Deficit
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding at December 31, 2017 and 2016	—	—
Additional paid-in capital	250,018	244,986
Accumulated deficit	(287,998)	(296,826)
Accumulated other comprehensive loss	(6,638)	(7,826)

Total Universal Hospital Services, Inc. deficit	(44,618)	(59,666)
Noncontrolling interest	240	181

Total deficit	(44,378)	(59,485)

Total liabilities and deficit	$805,445	$818,123

The accompanying notes are an integral part of these consolidated financial statements.

Universal Hospital Services, Inc.

Consolidated Statements of Operations

(in thousands)

	Year Ended December 31,
	2017	2016	2015
Revenues	$514,783	$479,501	$448,681
Cost of revenues	343,028	322,649	303,889

Gross margin	171,755	156,852	144,792
Selling, general and administrative	125,910	119,389	121,583
Restructuring	—	—	2,321
(Gain) on settlement	—	(3,074)	(5,718)

Operating income	45,845	40,537	26,606
Interest expense	53,762	53,043	54,066

Loss before income taxes and noncontrolling interest	(7,917)	(12,506)	(27,460)
(Benefit) provision for income taxes	(17,159)	946	756

Consolidated net income (loss)	9,242	(13,452)	(28,216)
Net income attributable to noncontrolling interest	414	308	432

Net income (loss) attributable to Universal Hospital Services, Inc.	$8,828	$(13,760)	$(28,648)

The accompanying notes are an integral part of these consolidated financial statements.

Universal Hospital Services, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Year Ended December 31,
	2017	2016	2015
Consolidated net income (loss)	$9,242	$(13,452)	$(28,216)

Other comprehensive income:
Gain on minimum pension liability, net of tax of $0	1,188	339	897

Total other comprehensive income	1,188	339	897

Comprehensive income (loss)	10,430	(13,113)	(27,319)
Comprehensive income attributable to noncontrolling interest	414	308	432

Comprehensive income (loss) attributable to Universal Hospital Services, Inc.	$10,016	$(13,421)	$(27,751)

The accompanying notes are an integral part of these consolidated financial statements.

Universal Hospital Services, Inc.

Consolidated Statements of Deficit

(in thousands)

	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Universal Hospital Services, Inc.	Noncontrolling Interests	Total Deficit
Balance at December 31, 2014	$214,514	$(254,418)	$(9,062)	$(48,966)	$219	$(48,747)
Net (loss) income	—	(28,648)	—	(28,648)	432	(28,216)
Other comprehensive income	—	—	897	897	—	897
Cash distributions to noncontrolling interests	—	—	—	—	(460)	(460)
Contributions from new members to limited liability company	—	—	—	—	70	70
Contribution from Parent	27,318	—	—	27,318	—	27,318
Purchases of noncontrolling interests	(4)	—	—	(4)	(21)	(25)
Dividend forfeited	5	—	—	5	—	5

Balance at December 31, 2015	$241,833	$(283,066)	$(8,165)	$(49,398)	$240	$(49,158)

Net (loss) income	—	(13,760)	—	(13,760)	308	(13,452)
Other comprehensive income	—	—	339	339	—	339
Share-based compensation expense	3,066	—	—	3,066	—	3,066
Stock options exercised	87	—	—	87	—	87
Cash distributions to noncontrolling interests	—	—	—	—	(367)	(367)

Balance at December 31, 2016	$244,986	$(296,826)	$(7,826)	$(59,666)	$181	$(59,485)

Net income	—	8,828	—	8,828	414	9,242
Other comprehensive income	—	—	1,188	1,188	—	1,188
Share-based compensation expense	3,039	—	—	3,039	—	3,039
Contribution from Parent	1,900	—	—	1,900	—	1,900
Stock options exercised	93	—	—	93	—	93
Cash distributions to noncontrolling interests	—	—	—	—	(355)	(355)

Balance at December 31, 2017	$250,018	$(287,998)	$(6,638)	$(44,618)	$240	$(44,378)

The accompanying notes are an integral part of these consolidated financial statements.

Universal Hospital Services, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Consolidated net income (loss)	$9,242	$(13,452)	$(28,216)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	70,732	73,165	76,588
Asset impairment charges	—	—	3,287
Amortization of intangibles, deferred financing costs and bond premium	9,875	11,588	13,010
Provision for doubtful accounts	359	215	69
Provision for inventory obsolescence	713	500	493
Non-cash share-based compensation expense	3,039	3,066	2,435
Gain on sales and disposals of equipment	(2,443)	(3,741)	(4,587)
Deferred income taxes	(17,875)	258	234
Interest on note receivable	(29)	(10)	—
Changes in operating assets and liabilities:
Accounts receivable	(5,732)	(11,171)	(2,668)
Inventories	670	(294)	(1,008)
Other operating assets	103	(5,538)	1,055
Accounts payable	(29)	1,851	2,297
Other operating liabilities	1,994	(1,715)	9,295

Net cash provided by operating activities	70,619	54,722	72,284

Cash flows from investing activities:
Medical equipment purchases	(46,512)	(56,417)	(57,780)
Property and office equipment purchases	(8,836)	(6,663)	(4,718)
Proceeds from disposition of property and equipment	3,852	10,204	12,492
Issuance of note receivable from officer	(936)	(983)	—
Acquisitions and refund of escrow	(2,692)	(15,795)	(2,600)

Net cash used in investing activities	(55,124)	(69,654)	(52,606)

Cash flows from financing activities:
Proceeds under senior secured credit facility	139,223	166,042	127,952
Payments under senior secured credit facility	(144,715)	(148,350)	(138,952)
Payments of principal under capital lease obligations	(6,308)	(6,330)	(7,343)
Payment of deferred financing costs	—	(109)	(1,382)
Holdback payment related to acquisition	—	(500)	—
Distributions to noncontrolling interests	(355)	(367)	(460)
Dividend and equity distribution payments	—	(24)	(38)
Proceeds from exercise of parent company stock options	93	87	—
Purchases of noncontrolling interests	—	—	(25)
Contribution from Parent	1,900	—	—
Change in book overdrafts	(5,333)	4,483	500
Contributions from new members to limited liability company	—	—	70

Net cash (used in) provided by financing activities	(15,495)	14,932	(19,678)

Net change in cash and cash equivalents	—	—	—

Cash and cash equivalents at the beginning of period	—	—	—

Cash and cash equivalents at the end of period	$—	$—	$—

Supplemental cash flow information:
Interest paid	$52,613	$51,810	$52,205
Income taxes paid	674	647	681
Non-cash activities:
Medical equipment purchases included in accounts payable (at end of period)	$13,390	$15,490	$11,592
Capital lease additions	7,227	7,920	7,614
Dividend forfeited	—	—	(5)
Contribution from Parent	—	—	27,318

The accompanying notes are an integral part of these consolidated financial statements.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

1. Basis of Presentation

        Universal Hospital Services, Inc. ("we", "our", "us", the "Company" or "UHS") is a nationwide provider of health care technology management and service solutions to the United States health care industry.

        Historically, the Company reported under three segments. Medical Equipment Solutions included supplemental and peak needs usage solutions, customized equipment agreement solutions, 360 On-site managed solutions, specialty medical equipment sale, distribution and disposable sales. Clinical Engineering Solutions included supplemental maintenance, repair and remediation solutions, on-site biomed services, health care technology solutions, federal governmental services and clinical engineering capital sales. Surgical Services included on-demand and scheduled usage solutions, on-site solutions for hospital and multi-facility health systems and disposable only sales.

        Effective January 1, 2018, the Company changed its segment reporting to report its financial information under one reporting segment. The change in reporting was made to conform to the way the Company is currently managing and executing the business. Specifically, the chief operating decision maker ("CODM") is making operating decisions and assessing performance using discrete financial information from one reportable segment, as our resources and infrastructure are shared and our go to market strategy have evolved with our Equipment Value Management ("EVM") strategy. The current financial information is based upon the transformation of the business model that has occurred and the development of the new commercial framework—EVM. EVM is an end-to-end approach to medical equipment management that helps hospitals recover cost and time that today are wasted through inefficient medical equipment processes. EVM integrates customers supply chain, patient care and clinical engineering teams, connecting these siloed groups to streamline processes to improve stakeholder productivity and satisfaction while optimizing equipment utilization and lowering the total cost of ownership. EVM provides the customer with the equipment they need, when they need it, with the assets serviced to the highest quality standards in the industry. EVM combines the capabilities of all service offerings. The EVM solution links all of our service offerings at UHS. The Company has a similar compliment of services, type of customer for the Company's services, method of distribution for the Company's services and the regulatory environment is similar across the United States. Accordingly, we concluded that we operate as one reporting segment.

        Current year presentation of one reporting segment resulted in disaggregated revenue categories of Equipment Solutions which includes supplemental and peak needs usage solutions, surgical services on-demand and scheduled usage solutions, specialty medical equipment sale, distribution and disposable sales, clinical engineering capital sales and surgical disposable only sales. Clinical Engineering includes supplemental maintenance, repair and remediation solutions, on-site biomed services, health care technology solutions and federal governmental services. On-site Managed Services includes 360 On-site managed solutions and surgical services on-site solutions for hospital and multi-facility health systems.

        The Company operates in one geographic region, the United States. As the Company is now reporting as one segment which equals the total Company's results as reflected in the Consolidated Statement of Operations, restatement of prior periods was not necessary.

        These financial statements have been recast to reflect one segment.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

1. Basis of Presentation (Continued)

        All of our outstanding capital stock is owned by UHS Holdco, Inc. ("Parent"), which acquired the Company in a recapitalization in May 2007. Parent is controlled by affiliates of Irving Place Capital (together with its affiliates, "IPC").

Principles of Consolidation

        The consolidated financial statements include the accounts of UHS, UHS Surgical Services, Inc, its 100%-owned subsidiary, since its acquisition on April 1, 2011 and Radiographic Equipment Services, Inc. ("RES"), its 100%-owned subsidiary, since its acquisition on November 30, 2016. In addition, in accordance with guidance issued by the Financial Accounting Standards Board ("FASB"), we have accounted for our equity investments in entities in which we are the primary beneficiary under the full consolidation method. All significant intercompany transactions and balances have been eliminated through consolidation. As the primary beneficiary, we consolidate the limited liability companies ("LLCs") referred to in Note 13, Limited Liability Companies, as we effectively receive the majority of the benefits from such entities and we provide equipment lease guarantees for such entities.

2. Significant Accounting Policies

Cash and Cash Equivalents

        The Company considers money market accounts and other highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

        Trade accounts receivable are recorded at the invoiced amount. Concentrations of credit risk with respect to trade accounts receivable are limited due to the number of customers and their geographical distribution. The Company performs initial and ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The allowance for doubtful accounts is based on historical loss experience and estimated exposure on specific trade receivables.

Inventories

        Inventories consist of supplies and equipment held for resale and are valued at the lower of cost and net realizable value. Cost is determined by the average cost method, which approximates the first-in, first-out ("FIFO") method.

Medical Equipment

        Depreciation of medical equipment is provided on the straight-line method over the equipment's estimated useful life, generally four to seven years. The cost and accumulated depreciation of medical equipment retired or sold is eliminated from their respective accounts and the resulting gain or loss is recorded as gain or loss on sales and disposals of equipment in the period the asset is retired or sold.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

2. Significant Accounting Policies (Continued)

Property and Office Equipment

        Property and office equipment includes property, leasehold improvements and office equipment.

        Depreciation and amortization of property and office equipment is provided on the straight-line method over the lesser of the remaining useful life or lease term for leasehold improvements and 3 to 10 years for office equipment. The cost and accumulated depreciation or amortization of property and equipment retired or sold is eliminated from their respective accounts and the resulting gain or loss is recorded in selling, general and administrative expense in the period the asset is retired or sold.

Goodwill

        Goodwill represents the excess of the cost of acquired businesses over the fair value of identifiable tangible net assets and identifiable intangible assets purchased.

        Goodwill is tested at least annually for impairment at the reporting unit level and more frequently if events or changes in circumstances indicate that the asset might be impaired. We adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment coincident with our annual impairment test during the fourth quarter of 2017. Under the updated guidance, the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and when impairment is identified to perform step 2 to measure the impairment is eliminated. We review goodwill for impairment by comparing the fair value of a reporting unit with its carrying value and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value.

        At December 31, 2017 we have three reporting units which are the same as our three reporting segments. The Company does not aggregate any components into its reporting units. No goodwill impairments have been recognized in 2017, 2016, or 2015.

Other Intangible Assets

        Other intangible assets primarily include customer relationships, a supply agreement, trade names, technology databases, non-compete agreements and favorable lease agreements. Our trade name intangibles have indefinite lives. Our remaining other intangible assets are amortized over their estimated economic lives of one to thirteen years. The straight-line method of amortization generally reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the Company in each reporting period. However, for certain of our customer relationships, we use the sum-of-the-years-digits amortization method to more appropriately allocate the cost to earnings in proportion to the estimated amount of economic benefit obtained.

        Intangible assets with indefinite lives are tested for impairment on an annual basis and more frequently if events or changes in circumstances indicate that the asset might be impaired. We review indefinite-lived intangible assets for impairment by first assessing qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances,

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

2. Significant Accounting Policies (Continued)

we conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then we take no further action. Our quantitative test resulted in no impairment in 2017, 2016 and 2015.

        Amortizable intangibles are measured for impairment consistent with the process utilized for long-lived assets as described below. Our amortizable intangible assets consist of the following discrete items: customer relationships, a supply agreement, non-compete agreements and trade names.

Long-Lived Assets

        The Company periodically reviews its long-lived assets for impairment and assesses whenever significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. A recoverability test is performed by comparing the anticipated future undiscounted cash flows to the carrying value of the assets. If impairment is identified, an impairment loss is recognized for the excess of the carrying amount of an asset over the anticipated future discounted cash flows expected to result from the use of the asset and its eventual disposition. For other long-lived assets, primarily movable medical equipment, we continuously monitor specific makes/models for events such as product recalls or obsolescence. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset's carrying value over its fair value.

Deferred Financing Costs

        Financing costs associated with issuing debt are deferred and amortized over the related terms using the straight-line method, which approximates the effective interest rate method.

Purchase Accounting

        We account for acquisitions by allocating the purchase price paid to effect the acquisition to the acquired assets and liabilities at fair value with excess purchase price being recorded as goodwill.

Revenue Recognition

        Customer arrangements that include both equipment and services are evaluated to determine whether the elements are separable. If the elements are deemed separable and separate earnings processes exist, the revenue associated with the customer arrangement is allocated to each element based on the relative estimated selling price of the separate elements. We have estimated the selling prices of each element by reference to vendor-specific objective evidence, third party evidence or estimated selling prices when the elements are sold separately. The revenue associated with each element is then recognized as earned.

        Customer arrangements typically have multiple performance obligations to provide equipment solutions, clinical engineering and/or on-site equipment managed services on a per use and/or over time basis. Equipment Solutions primarily consists of supplemental, peak needs and surgical equipment usage solutions. Clinical Engineering consists of supplemental maintenance, repair and remediation solutions, health care technology solutions, and federal government services. On-site Managed Services consists of 360 on-site managed solutions in both our historical A360 program (using UHS-owned equipment) and our newer M360 program (managing customer-owned equipment). Consideration paid

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

2. Significant Accounting Policies (Continued)

by the customer for each performance obligation is billed within the month the service is performed, and contractual prices are established within our customer arrangements that are representative of the stand-alone selling price. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

        The Company follows the provisions of Accounting Standards Codification ("ASC") Topic 605, "Revenue Recognition," in recognizing all of these revenue streams—specifically, revenue recognition requires proof that (i) an arrangement exists, (ii) delivery has occurred and/or services have been rendered, (iii) the price is fixed; and (iv) collectability is reasonably assured.

        The Company reports only its portion of revenues earned under certain revenue share arrangements in accordance with ASC Topic 605-45 "Principal Agent Considerations," because, among other factors, the equipment manufacturer retains title to the equipment, maintains general inventory and physical loss risk of equipment on rental and because we earn a fixed percentage of the billings to customers.

        The following table presents revenue by service solution for the years ended December 31, 2017, 2016 and 2015.

	Year Ended December 31,
(in thousands)	2017	2016	2015
Equipment Solutions	$230,316	$237,137	$227,734
Clinical Engineering	137,109	107,305	99,184
On-Site Managed Services	147,358	135,059	121,763

Total Revenue	$514,783	$479,501	$448,681

        From time to time the Company receives both non-monetary and cash refunds on equipment recalled by manufacturers. It is the Company's practice to record such recall gains as a reduction in cost of sales.

Operating Leases

        The Company leases all of its district, corporate and other operating locations under operating leases and recognizes rent expense on a straight-line basis over the lease terms. Rent holidays and rent escalation clauses, which provide for scheduled rent increases during the lease term, are taken into account in computing straight-line rent expense included in our consolidated statements of operations. The difference between the rent due under the stated periods of the leases compared to that of the straight-line basis is recorded as a component of other long-term liabilities in the consolidated balance sheets. Landlord funded lease incentives, including tenant improvement allowances provided for our benefit, are recorded as leasehold improvement assets and as deferred rent in the consolidated balance sheets and are amortized to depreciation expense and as rent expense credits, respectively.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

2. Significant Accounting Policies (Continued)

Income Taxes

        The Company accounts for deferred income taxes utilizing ASC Topic 740, "Income Taxes." ASC Topic 740 requires the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statement and the tax bases of assets and liabilities, as measured at current enacted tax rates. We have assessed the need for a valuation allowance by considering whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. We continue to evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income, the reversal of existing deferred tax liabilities, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. In future reporting periods, we will continue to assess the likelihood that deferred tax assets will be realizable.

        Interest and penalties associated with uncertain income tax positions is classified as income tax expense. The Company has not recorded any material income tax related interest or penalties during any of the periods presented.

Fair Value of Other Financial Instruments

        The Company considers that the carrying amount of financial instruments, including accounts receivable, accounts payable, accrued liabilities and senior secured credit facility, approximate fair value due to their short maturities. The fair value of our outstanding Original Notes and Add-on Notes (each as defined in Note 8, Long-Term Debt), based on the quoted market price for the same or similar issues of debt, which represents a Level 2 fair value measurement, is approximately:

	December 31, 2017		December 31, 2016
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Original notes—7.625%(1)	$421,772	$426,063	$420,523	$420,750
Add-on notes—7.625%(2)	224,338	220,550	225,743	217,800

(1)
The carrying value of the Original notes—7.625% is net of unamortized deferred financing costs of $3.2 and $4.5 million as of December 31, 2017 and 2016, respectively.

(2)
The carrying value of the Add-on notes—7.625% is net of unamortized deferred financing costs of $1.3 and $1.9 million as of December 31, 2017 and 2016, respectively, and includes unamortized bond premium of $5.7 and $7.6 million as of December 31, 2017 and 2016, respectively.

Share-Based Compensation

        We record compensation expense associated with stock options in accordance with ASC Topic 718, "Compensation—Stock Compensation." Note 11, Share-Based Compensation, contains the significant

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

2. Significant Accounting Policies (Continued)

assumptions used in determining the underlying fair value of options and disclosures as required under ASC Topic 718.

Comprehensive Income (Loss)

        Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes minimum pension liability adjustments. These amounts are presented in the consolidated statements of comprehensive income (loss) net of reclassification adjustments to earnings.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Standards Adopted

        In July 2015, the FASB issued ASU No. 2015-11 Simplifying the Measurement of Inventory ("ASU 2015-11"). ASU 2015-11 changes the measurement principle for inventory from lower of cost or market to lower of cost and net realizable value for entities that do not measure inventory using the last in, first out or retail inventory method. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-09 Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"). ASU 2016-09 was issued as part of the FASB's simplification initiative and intends to improve the accounting for share-based payment transactions. The areas for simplification in this ASU involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to nonpublic entities. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The ASU is effective for annual and interim periods in fiscal

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

2. Significant Accounting Policies (Continued)

years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. For reporting units with zero or negative carrying amounts, the adoption of this standard will eliminate the Step 2 goodwill impairment test and require disclosure of the amount of goodwill allocated to each reporting unit and in which reportable segment the reporting unit is included.

        In March 2017, the FASB issued ASU No. 2017-07 Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost ("ASU 2017-01"). ASU 2017-07 requires that a company to present service cost separately from the other components of the net benefit cost. This ASU became effective for annual and interim periods in fiscal years beginning after December 15, 2017. We adopted ASU 2017-07 on January 1, 2018 and retrospectively applied this ASU to all periods presented. As a result, $0.8, $0.7 and $0.9 million of pension costs were reclassified from selling, general and administrative to interest expense for the years ended December 31, 2017, 2016 and 2015 respectively.

Standards Not Yet Adopted

        In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers ("ASU 2014-09"), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in the GAAP when it becomes effective. The new standard is effective beginning after December 15, 2017 and interim periods within those years as stated in ASU 2015-14 which defers the effective date and was issued in August 2015. The standard permits the use of either the retrospective or cumulative effect transition method. We adopted this guidance on January 1, 2018 and have selected a cumulative effect transition method.

        We have performed a review of the requirements of the new guidance and have identified which of our revenue streams will be within the scope of ASU 2014-09. We have applied the five-step model of the new standard to a selection of contracts within each of our revenue streams and have compared the results to our current accounting practices. Based on this analysis, we do not expect a material impact on our consolidated financial statements. However, amendments to ASC Topic 340, Other Assets and Deferred Costs, require the capitalization of costs to obtain and fulfill customer contracts, which are currently expensed as incurred. The assets recognized for the costs to obtain and/or fulfill a contract will be amortized on a systematic basis that is consistent with the transfer of the services to which the asset relates. We determined approximately $6.2 million of costs would qualify for capitalization upon adoption of this standard which will be amortized over a period of five years.

        In February 2016, the FASB issued ASU No. 2016-02 on Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liability on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted. We are evaluating the effect that ASU 2016-02 will have on our consolidated financial statements and related disclosures.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

2. Significant Accounting Policies (Continued)

        In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-01 Business Combination (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

        In May 2017, the FASB issued ASU No. 2017-09 Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting ("ASU 2017-09"). ASU 2017-09 clarifies what constitutes a modification of a share-based payment award. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

3. Acquisitions

        On December 6, 2017, we completed the acquisition of certain assets of a mobile surgical service provider for total consideration of approximately $1.0 million. The consideration consists of $0.8 million of net cash paid at closing and $0.2 million of holdback and earnout. The results of the acquired company's operations have been included in the consolidated financial statements since that date.

        The following summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition within our consolidated balance sheet:

(in thousands)
Inventories	$8
Property and equipment	100
Intangible assets	870
Goodwill	55

Total purchase price	$1,033

        On April 28, 2017, we completed the acquisition of certain assets of a surgical laser equipment service provider for total consideration of approximately $6.3 million. The consideration consisted of

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

3. Acquisitions (Continued)

$5.6 million of cash paid at closing and $0.7 million of holdback. The results of the acquired company's operations have been included in the consolidated financial statements since that date.

        The following summarized the fair value of assets acquired and liabilities assumed at the date of acquisition within our consolidated balance sheet:

(in thousands)
Inventories	$50
Property and equipment	931
Goodwill	2,144
Intangible assets	3,192
Accrued compensation	(14)

Total purchase price	$6,303

        The acquired intangible assets during 2017, all of which are finite-life, are comprised of customer relationship and non-compete agreement and have a weighted average useful life of approximately 9.6 years. See Note 6, Selected Financial Statement Information, for further discussion of intangible assets.

        On November 30, 2016, we completed the acquisition of RES, a San Diego-based provider of medical imaging solutions, for total consideration of approximately $15.6 million. The results of the acquired company's operations have been included in the consolidated financial statements since that date. The consideration consists of $14.0 million of net cash paid and $1.6 million of transaction costs incurred by the acquiree but paid at closing by the Company for the benefit of the acquiree or its former owners.

        The following summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition within our consolidated balance sheet:

(in thousands)
Net working capital	$1,698
Property and equipment	765
Intangible assets	6,118
Goodwill	7,171
Capital lease	(176)

Total purchase price	$15,576

        All acquisitions were funded from our existing senior secured credit facility.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

4. Fair Value Measurements

        Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016 are summarized in the following table by type of inputs applicable to the fair value measurements:

	Fair Value at December 31, 2017				Fair Value at December 31, 2016
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Contingent Consideration	$—	$—	$133	$133	$—	$—	$—	$—

        A description of the inputs used in the valuation of assets and liabilities is summarized as follows:

          Level 1—Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

          Level 2—Inputs include directly or indirectly observable inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that are considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves that are observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks and default rates; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

          Level 3—Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities or related observable inputs that can be corroborated at the measurement date. Measurements of non-exchange traded derivative contract assets and liabilities are primarily based on valuation models, discounted cash flow models or other valuation techniques that are believed to be used by market participants. Unobservable inputs require management to make certain projections and assumptions about the information that would be used by market participants in pricing assets or liabilities.

        During 2017, we recorded a contingent consideration liability, in the form of earn-out payment, related to our acquisition in the total amount of $0.1 million. The contingent consideration is based on achieving certain revenue results. The fair value of the liability was estimated using a discounted cash flow approach with significant inputs that are not observable in the market and thus represents a Level 3 fair value measurement. The significant inputs in the Level 3 measurement not supported by market activity included our assessments of expected future cash flows during the earn-out period related to the assets acquired, appropriately discounted considering the uncertainties associated with the obligation, and calculated based on estimated revenues in accordance with the terms of the agreement. For the years ended December 31, 2017 and 2016, we paid $0 million and $0.5 million, respectively, in earn-out and holdback.

        The assumptions used in preparing the discounted cash flow analyses included estimates of interest rates and the timing and amount of incremental cash flows.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

4. Fair Value Measurements (Continued)

        A reconciliation of the beginning and ending balance for the Level 3 measurement are as follows:

(in thousands)
Balance at December 31, 2016	$—
Addition	133
Payments	—

Balance at December 31, 2017	$133

5. Book Overdrafts

        The Company typically does not maintain cash balances at its principal bank under a policy whereby the net amount of collected balances and cleared checks is, at the Company's option, applied to or drawn from our credit facility on a daily basis. Surgical Services and RES will, at times, carry modest levels of cash. Changes in book overdrafts are considered financing activities.

6. Selected Financial Statement Information

Property and Equipment

        Our property and equipment at December 31, 2017 and 2016 consists of the following:

(in thousands)	December 31, 2017	December 31, 2016
Medical Equipment	$629,193	$618,052
Less: Accumulated depreciation	(467,236)	(441,182)

Medical equipment, net	161,957	176,870

Leasehold improvements	19,986	15,485
Office equipment and vehicles	85,355	79,361

	105,341	94,846
Less: Accumulated depreciation and amortization	(69,284)	(63,067)

Property and office equipment, net	36,057	31,779

Total property and equipment, net	$198,014	$208,649

Property and equipment financed under capital leases, net	$17,661	$16,715

        During 2015, we recorded asset impairment charges of $3.3 million on excess and under-utilized patient handling equipment. There were no impairment charges on property and equipment during 2017 and 2016.

Goodwill and Other Intangible Assets

        The Company has three reporting units which are equal to our three reporting segments with goodwill—Medical Equipment Solutions, Clinical Engineering Solutions and Surgical Services. All

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

6. Selected Financial Statement Information (Continued)

reporting units have negative carrying amount at December 31, 2017 and 2016. There were no accumulated impairment losses at December 31, 2017 and 2016.

        Our goodwill as of December 31, 2017 and 2016, by reportable unit, consists of the following:

(in thousands)	Medical Equipment Solutions	Clinical Engineering Solutions	Surgical Services	Total
Balance at December 31, 2016	$227,486	$62,826	$53,454	$343,766
Acquisitions	—	203	2,199	2,402

Balance at December 31, 2017	$227,486	$63,029	$55,653	$346,168

        Our other intangible assets as of December 31, 2017 and 2016 consist of the following:

	December 31, 2017				December 31, 2016
(in thousands)	Cost	Accumulated Amortization	Impairment	Net	Cost	Accumulated Amortization	Impairment	Net
Finite-life intangibles
Customer relationship	$125,828	$(105,911)	$—	$19,917	$122,109	$(97,704)	$—	$24,405
Supply agreement	26,000	(26,000)	—	—	26,000	(25,274)	—	726
Non-compete agreements	2,101	(1,197)	—	904	1,758	(856)	—	902
Trade names	238	(238)	—	—	238	—	—	238

Total finite-life intangibles	154,167	(133,346)	—	20,821	150,105	(123,834)	—	26,271
Indefinite-life intangibles
Trade names	166,000	—	(34,900)	131,100	166,000	—	(34,900)	131,100

Total intangible assets	$320,167	$(133,346)	$(34,900)	$151,921	$316,105	$(123,834)	$(34,900)	$157,371

        Total amortization expense related to intangible assets was approximately $9.5, $11.1 and $12.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

        There were no impairment charges during 2017, 2016 or 2015 with respect to other intangible assets.

        At December 31, 2017, future estimated amortization expense related to intangible assets for each of the years ended December 31, 2018 to 2022 is estimated as follows:

(in thousands)
2018	$7,594
2019	5,005
2020	2,765
2021	2,106
2022	1,376

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

6. Selected Financial Statement Information (Continued)

        Future amortization expense is an estimate. Actual amounts may change due to additional intangible asset acquisitions, impairment, accelerated amortization or other events.

7. Dividend and Equity Distribution

        On June 8, 2011, the Board of Directors declared an equity distribution of $0.12 per option to holders of outstanding options on the Parent's stock on June 10, 2011 that vested on December 31, 2011, 2012, 2013, 2014 and 2015.

        Our consolidated balance sheet as of December 31, 2016 reflected the decrease in equity for dividends paid to Parent shareholders and distributions to vested option holders on July 1, 2011, December 31, 2011, December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015 based on an estimated option forfeiture rate of 2% annually.

8. Long-Term Debt

        Long-term debt at December 31, 2017 and 2016 consists of the following:

(in thousands)	December 31, 2017	December 31, 2016
Original notes—7.625%	$421,772	$420,523
Add-on notes—7.625%	224,338	225,743
Senior secured credit facility	38,944	43,917
Capital lease obligations	18,054	17,134

	703,108	707,317
Less: Current portion of long-term debt	(5,043)	(5,454)

Total long-term debt	$698,065	$701,863

(1)
The carrying value of the Original notes—7.625% is net of unamortized deferred financing costs of $3.2 and $4.5 million as of December 31, 2017 and 2016, respectively.

(2)
The carrying value of the Add-on notes—7.625% is net of unamortized deferred financing costs of $1.3 and $1.9 million as of December 31, 2017 and 2016, respectively, and includes unamortized bond premium of $5.7 and $7.6 million as of December 31, 2017 and 2016, respectively.

(3)
The carrying value of the Senior secured credit facility is net of unamortized deferred financing costs of $1.3 and $1.8 million as of December 31, 2017 and 2016, respectively.

        Original Notes and Add-on Notes—7.625%.    On August 7, 2012, we issued $425.0 million in aggregate principal amount of 7.625% Second Lien Senior Secured Notes due 2020 (the "Original Notes") under an indenture dated as of August 7, 2012 (the "2012 Indenture"). On February 12, 2013, we issued $220.0 million in aggregate principal amount of 7.625% Second Lien Senior Secured Notes due 2020 (the "Add-on Notes", and along with the Original Notes, the "2012 Notes") as "additional notes" pursuant to the 2012 Indenture. The 2012 Notes mature on August 15, 2020.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

8. Long-Term Debt (Continued)

        The 2012 Indenture provides that the 2012 Notes are our second lien senior secured obligations and are fully and unconditionally guaranteed on a second lien senior secured basis by our existing and certain of our future 100%-owned domestic subsidiaries.

        Interest on the 2012 Notes is payable, entirely in cash, semiannually, in arrears, on February 15 and August 15 of each year. We may redeem some or all of the 2012 Notes at the redemption prices set forth in the 2012 Indenture. If we sell certain assets or undergo certain kinds of changes of control, we must offer to repurchase the 2012 Notes.

        Our 2012 Notes are subject to certain debt covenants which are described below under the heading "2012 Indenture."

        Senior Secured Credit Facility.    On November 24, 2015, we entered into a Third Amended and Restated Credit Agreement with Bank of America, N.A., as agent for the lenders, and the lenders party thereto (the "Third Amended Credit Agreement"), which amended our then-existing senior secured credit facility originally dated as of May 31, 2007 and amended and restated as of May 6, 2010 and as of July 31, 2012. We refer to the third amended and restated senior secured credit facility as the "senior secured credit facility." The senior secured credit facility is a first lien senior secured asset based revolving credit facility that is available for working capital and general corporate purposes, including permitted investments, capital expenditures and debt repayments, on a fully revolving basis, subject to the terms and conditions set forth in the credit documents in the form of revolving loans, swing line loans and letters of credit. The Third Amended Credit Agreement extended the maturity date of the revolving loans to the earliest of (i) November 24, 2020 and (ii) 90 days prior to the maturity of the 2012 Notes, and reduced (i) the interest rate applicable to borrowings under the Third Amended Credit Agreement to a per annum rate, determined based on our usage of the credit facility as provided in the Third Amended Credit Agreement, ranging from 1.50% to 2.00% above the adjusted LIBOR rate used by the agent or, at our option, 0.50% to 1.00% above the Base Rate as defined in the Third Amended Credit Agreement and (ii) the unused line fee rate to 0.25%. Our obligations under the Third Amended Credit Agreement are secured by a first priority security interest in substantially all of the assets of the Company, Parent, SS and RES, excluding a pledge of the Company's and its subsidiaries' stock, any joint ventures and certain other exceptions. Our obligations under the Third Amended Credit Agreement are unconditionally guaranteed by the Parent, SS and RES.

        Our senior secured credit facility provides the aggregate amount we may borrow under revolving loans up to $235.0 million, subject to our borrowing base.

        As of December 31, 2017, we had $122.6 million of availability under the senior secured credit facility based on a borrowing base of $167.7 million less borrowings of $40.2 million and after giving effect to $4.9 million used for letters of credit.

        The senior secured credit facility requires our compliance with various affirmative and negative covenants. Pursuant to the affirmative covenants, we and Parent agreed to, among other things, deliver financial and other information to the administrative agent, provide notice of certain events (including events of default), pay our obligations, maintain our properties, maintain the security interest in the collateral for the benefit of the administrative agent and the lenders and maintain insurance.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

8. Long-Term Debt (Continued)

        Among other restrictions, and subject to certain definitions and exceptions, the senior secured credit facility restricts our ability to:

  •
  incur indebtedness;

  •
  create or permit liens;

  •
  declare or pay dividends and certain other restricted payments;

  •
  consolidate, merge or recapitalize;

  •
  acquire or sell assets;

  •
  make certain investments, loans or other advances;

  •
  enter into transactions with affiliates;

  •
  change our line of business; and

  •
  enter into hedging transactions.

        The senior secured credit facility also contains a financial covenant that is triggered if our available borrowing capacity is less than $20.0 million for a certain period, which consists of a minimum ratio of trailing four-quarter Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") to cash interest expense, as such terms are defined in the senior secured credit facility.

        The senior secured credit facility specifies certain events of default, including, among others, failure to pay principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, bankruptcy events, certain ERISA-related events, cross-defaults to other material agreements, change of control events and invalidity of guarantees or security documents. Some events of default will be triggered only after certain cure periods have expired, or will provide for materiality thresholds. If such a default occurs, the lenders under the senior secured credit facility would be entitled to take various actions, including all actions permitted to be taken by a secured creditor and the acceleration of amounts due under the senior secured credit facility.

        At December 31, 2017, we had $40.2 million of borrowings outstanding of which $3.2 million was accruing interest at a a rate of 5.5% and $37.0 million was accruing interest at a rate of 3.5%.

        We were in compliance with all financial debt covenants for all years presented.

        2012 Indenture.    Our 2012 Notes are guaranteed, jointly and severally, on a second priority senior secured basis, by Surgical Services and RES, and are also similarly guaranteed by certain of our future 100%-owned domestic subsidiaries. The 2012 Notes are our second priority senior secured obligations and rank (i) equal in right of payment with all of our existing and future unsubordinated indebtedness and effectively senior to any such unsecured indebtedness to the extent of the value of collateral; (ii) senior in right of payment to all of our and our guarantors' existing and future subordinated indebtedness; (iii) effectively junior to our senior secured credit facility and certain other obligations secured by a lien on assets, in each case, to the extent of the value of such collateral or assets; and (iv) structurally subordinated to any indebtedness and other liabilities (including trade payables) of any of our future subsidiaries that are not guarantors.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

8. Long-Term Debt (Continued)

        The 2012 Indenture contains covenants that limit our and our guarantors' ability, subject to certain definitions and exceptions, and certain of our future subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  pay cash dividends or distributions on our capital stock or repurchase our capital stock or subordinated debt;

  •
  issue redeemable stock or preferred stock;

  •
  issue stock of subsidiaries;

  •
  make certain investments;

  •
  transfer or sell assets;

  •
  create liens on our assets to secure debt;

  •
  enter into transactions with affiliates; and

  •
  merge or consolidate with another company.

        The 2012 Indenture specifies certain events of default, including among others, failure to pay principal, interest or premium, violation of covenants and agreements, cross-defaults to other material agreements, bankruptcy events, invalidity of guarantees, and a default in the performance by us of the security documents relating to the 2012 Indenture. Some events of default will be triggered only after certain grace or cure periods have expired, or provide for materiality thresholds. In the event certain bankruptcy-related defaults occur, the 2012 Notes will become due and payable immediately. If any other default occurs, the Trustee (and in some cases the noteholders) would be entitled to take various actions, including acceleration of amounts due under the 2012 Indenture.

        We were in compliance with all financial debt covenants for all years presented.

        Maturities of Long-Term Debt.    At December 31, 2017, maturities of long-term debt for each of our fiscal years ending December 31, 2018 to 2022 and thereafter, are estimated as follows:

(in thousands)
2018	$5,043
2019	3,637
2020	687,801
2021	1,879
2022	1,358
Thereafter	3,536

Total payments	703,254
Unamortized deferred financing costs	(5,831)
Unamortized bond premium	5,685

$703,108

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

9. Commitments and Contingencies

        Rental expenses were approximately $13.2, $13.6 and $12.5 million for the years ended December 31, 2017, 2016 and 2015, respectively. At December 31, 2017, the Company was committed under various non-cancellable operating leases for its district, corporate and other operating locations with annual rental commitments for each of the years ending December 31, 2018 to 2022 and thereafter of the following:

(in thousands)
2018	$9,501
2019	8,781
2020	7,402
2021	5,487
2022	3,696
Thereafter	3,697

$38,564

        The Company, in the ordinary course of business, could be subject to liability claims related to employees and the equipment that it rents and services. Asserted claims are subject to many uncertainties and the outcome of individual matters is not predictable. While the ultimate resolution of these actions may have an impact on the Company's financial results for a particular reporting period, management believes that any such resolution would not have a material adverse effect on the financial position, results of operations or cash flows of the Company and the chance of a negative outcome on outstanding litigation is considered remote.

        In May 2016, the Company entered into an amendment to an agreement with a supplier. Between the original agreement and this amendment, certain end users described in the original agreement have entered into a direct agreement with the supplier or have elected to participate in a group purchasing organization agreement with the supplier. As a result, the supplier agreed to make a payment of $2.75 million to the Company. The Company recorded a net gain of $2.75 million related to this settlement which is reflected as a Gain on settlement in the Consolidated Statements of Operations for the year ended December 31, 2016.

        In 2014, a supplier ceased distribution of one of its products in the United States following a request from the FDA. On May 7, 2015, the Company entered into an agreement with the former supplier resolving all matters related to the cessation of our commercial relationships with each other. The Company received $7.5 million in net cash during 2015 after settling all open receivables and payables between the two parties and return of relevant product. The Company recorded a net gain of $5.7 million related to this settlement for the year ended December 31, 2015. The Company recorded additional gain of $0.3 million related to this settlement for the year ended December 31, 2016.

        On January 13, 2015, the Company filed suit in the Western District of Texas against Hill-Rom Holdings, Inc., Hill-Rom Company, Inc. and Hill-Rom Services, Inc. (the "Defendants") alleging that the Defendants violated federal and state antitrust laws by willfully and unlawfully engaging in a pattern of exclusionary and predatory conduct in order to foreclose market competition and seeking

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

9. Commitments and Contingencies (Continued)

actual damages, trebled damages and punitive damages. See Note 21, Subsequent Events, for further update of this litigation.

10. Shareholder's Deficit

Common Stock

        The Company has authorized and issued 1,000 shares of common stock with a par value of $0.01 per share.

Accumulated Other Comprehensive Loss

(in thousands)	December 31, 2017	December 31, 2016
Unrealized loss on minimum pension liability adjustment, net of tax	$(6,638)	$(7,826)

        Changes in Accumulated Other Comprehensive Income for the year ended December 31, 2017 are as follows:

(in thousands)
Minimum pension liability—balance at December 31, 2016	$(7,826)

Net actuarial gain	445
Reclassification for amortization of net gain	743

Net current year other comprehensive income	1,188

Minimum pension liability—balance at December 31, 2017	$(6,638)

        Amount reclassified from accumulated other comprehensive income is included in the selling, general and administrative expense in the Consolidated Statements of Operations.

11. Share-Based Compensation

        The 2007 Stock Option Plan provides for the issuance of 43.9 million nonqualified stock options of Parent to any of its and Parent's executives, other key employees and to consultants and certain non-employee directors. The options allow for the purchase of shares of common stock of Parent at prices equal to the stock's fair market value at the date of grant.

        Options granted had a ten-year contractual term and vest over approximately six years. For option grants to its employees, half of the options have fixed vesting schedules and the other half of the options vest upon the achievement of established performance targets, though options subject to performance targets were amended on August 11, 2010. The amendment, among other things, did away with the requirement that the EBITDA-based performance objectives be achieved in order for performance vesting options to vest, in effect providing for time-based vesting of these options rather than performance vesting. For option grants to its directors, all of the options vest on a fixed schedule.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

11. Share-Based Compensation (Continued)

The shares issued to a grantee upon the exercise of such grantee's options will be subject to certain restrictions on transferability as provided in the 2007 Stock Option Plan. Grantees are subject to non-competition, non-solicitation and confidentiality requirements as set forth in their respective stock option grant agreements. Forfeited options are available for future issue.

        Effective November 4, 2014, the Compensation Committee of our Board of Directors recommended, and the board of directors of Parent (the "Parent Board"), approved, an amendment (the "Amendment") to the 2007 Stock Option Plan to remove the 2007 Stock Option Plan's mandatory ten year limit on the duration of stock options. In addition, the Compensation Committee recommended, and the Parent Board approved, unilateral amendments to the outstanding stock option agreements. These amendments extend the expiration date of such options to November 4, 2024 and reset the option exercise price at $0.71 per share, which was the fair market value of Parent's common stock on the amendment date as determined by a third party valuation obtained by the Parent Board. The original options were granted from June 18, 2007 to May 21, 2013 with exercise prices ranging from $1.00 to $1.83. The Amendment to the 2007 Stock Option Plan and the amendments to the individual options do not change the number of options granted, the vesting commencement date, the vesting schedules or any continued service requirements. The amendment resulted in additional share-based compensation expense of approximately $1.7 million, of which $0.1, $0.1 and $0.2 million was recognized in 2017, 2016 and 2015, respectively.

        A summary of the status of Parent's 2007 Stock Option Plan as of and for the years ended December 31, 2017, 2016 and 2015 is detailed below:

(in thousands except exercise price and years)	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual term (years)
Outstanding at December 31, 2015	33,889	$0.71	$10,506	8.9
Granted	6,973	1.02
Exercised	(122)	0.71	$38
Forfeited or expired	(3,767)	0.71

Outstanding at December 31, 2016	36,973	$0.77	$9,315	7.8

Granted	1,518	1.19
Exercised	(123)	0.76	$137
Forfeited or expired	(695)	0.77

Outstanding at December 31, 2017	37,673	$0.79	$40,875	6.8

Exercisable at December 31, 2017	20,845	$0.75	$23,266	6.8

Remaining authorized options available for issue	5,768

        The exercise price of the stock option award is equal to the market value of Parent's common stock on the grant date as determined reasonably and in good faith by the Parent's Board of Directors

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

11. Share-Based Compensation (Continued)

and compensation committee and based on an analysis of a variety of factors including peer group multiples, merger and acquisition multiples, and discounted cash flow analyses.

        The intrinsic value of a stock award is the amount by which the market value of the underlying stock exceeds the exercise price of the award.

        We determine the fair value of options using the Black-Scholes option pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options' vesting periods. The assumptions in the table below was used to determine the Black-Scholes fair value of stock options granted during the years ended December 31, 2017, 2016, and 2015.

	Year Ended December 31,
	2017	2016	2015
Risk-free interest rate	1.82%	1.56%	1.75%
Expected volatility	29.1%	30.6%	27.0%
Dividend yield	N/A	N/A	N/A
Expected option life (years)	5.34	5.86	5.26
Black-Scholes Value of options	$0.35	$0.33	$0.20

        Expected volatility is based on an independent valuation of the stock of companies within our peer group. Given the lack of a true comparable company, the peer group consists of selected public health care companies representing our suppliers, customers and competitors within certain product lines. The risk free-interest rate is based on the U.S. Treasury yield curve in effect at the grant date based on the expected option life. The expected option life is estimated based on foreseeable trends.

        In April 2015, Parent granted the Company's Chief Executive Officer 7.0 million restricted stock units which vest over four years. Total compensation expense related to this grant was $1.3, $1.3 and $0.9 million for the years ended December 31, 2017, 2016 and 2015, respectively.

        Although Parent grants the stock options and restricted stock units, the Company recognizes compensation expense related to these options and units since the services are performed for its benefit. For the years ended December 31, 2017, 2016 and 2015, we recognized non-cash share-based compensation expense of $3.0, $3.1 and $2.4 million, respectively, which is primarily included in selling, general and administrative expenses.

        At December 31, 2017, unearned non-cash share-based compensation related to our options, that we expect to recognize as expense over a weighted average period of 2.0 years, totals approximately $4.0 million, net of our estimated forfeiture rate of 2.0%. The expense could be accelerated upon the sale of Parent or the Company.

12. Related Party Transactions

Management Agreement

        On May 31, 2007, we and affiliates of IPC entered into a professional services agreement pursuant to which IPC provides general advisory and management services to us with respect to financial and

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

12. Related Party Transactions (Continued)

operating matters. IPC is a principal owner of Parent, and each of Robert Juneja, Bret Bowerman and Keith Zadourian are members of our board of directors and are associated with IPC. The professional services agreement requires us to pay an annual fee for ongoing advisory and management services equal to the greater of $0.5 million or 0.75% of our Adjusted EBITDA (as defined in the professional services agreement) for the immediately preceding fiscal year, payable in quarterly installments. The professional services agreement provides that IPC will be reimbursed for its reasonable out-of-pocket expenses in connection with certain activities undertaken pursuant to the professional services agreement and will be indemnified for liabilities incurred in connection with its role under the professional services agreement, other than for liabilities resulting from its gross negligence or willful misconduct. The term of the professional services agreement commenced on May 31, 2007 and will remain in effect unless and until either party notifies the other of its desire to terminate, we are sold to a third-party purchaser or we consummate a qualified initial public offering, as defined in the professional services agreement. Total professional services agreement fees incurred to IPC were $1.0, $1.0 and $1.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

2007 Stock Option Plan

        Parent established the 2007 Stock Option Plan. Compensation expense related to service provided by the Company's employees is recognized in the accompanying consolidated statements of operations.

        In connection with the Restricted Stock Unit Award Agreement, dated as of April 13, 2015, between an officer and the Company, we entered into a promissory note agreement with the officer dated April 13, 2016 for a total amount of $1.0 million and dated April 13, 2017 for a total amount of $0.9 million which are included in other long-term assets in the Consolidated Balance Sheets. These note receivables bear annual interest at 1.45%-2.12%. The principal and accrued interest of these notes are due on the earliest of (i) the seventh anniversary of the date of this loan, (ii) any event with respect to borrower, which, in any such case of the loan were to remain outstanding on and after such date, would result in violation of Section 402 of the Sarbanes-Oxley Act of 2002, (iii) and certain events of default or (iv) a change in control. Interest income for this note was $0.03 and $0.01 million for the year ended December 31, 2017 and 2016.

        On May 31, 2017, Parent sold an aggregate of 1,596,640 unregistered shares of its common stock to certain of our executive officers for an aggregate purchase price of $1.9 million. These shares are subject to the restrictions set forth in UHS Holdco, Inc.'s Securityholders Agreement, dated as of May 31, 2007 (as amended). The sales of the above securities were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon Section 4(2) of the Securities Act. The purchasers of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. Proceeds from sale of the securities were contributed from Parent to the Company and used for general operating purposes and the repayment of outstanding debt obligations.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

13. Limited Liability Companies

        We participate with others in the formation of LLCs in which Surgical Services becomes a partner and shares the financial interest with the other investors. Surgical Services is the primary beneficiary of these LLCs. These LLCs acquire certain medical equipment for use in their respective business activities, which generally focus on surgical procedures. The LLCs will acquire medical equipment for rental purposes under equipment financing leases. At December 31, 2017, the LLCs had approximately $0.9 million of total assets. The third party investors in each respective LLC generally provide the lease financing company with individual proportionate lease guarantees based on their respective ownership percentages in the LLCs. In addition, Surgical Services will provide such financing companies with its corporate guarantee based on its respective ownership interest in each LLC. In certain instances, Surgical Services has provided such financing companies with an overall corporate guarantee in connection with equipment financing transactions. In such instances, the individual investors in each respective LLC will generally indemnify us against losses, if any, incurred in connection with its corporate guarantee. Additionally, we provide operational and administrative support to the LLCs in which it is a partner. As of December 31, 2017, we held interests in four active LLCs.

        In accordance with guidance issued by the FASB, we accounted for equity investments in LLCs (in which we are the primary beneficiary) under the full consolidation method whereby transactions between Surgical Services and the LLCs have been eliminated through consolidation.

14. Employee Benefit Plans

        ASC Topic 715, "Compensation—Retirement Benefits" requires employers to recognize the under- funded or over funded status of a defined benefit post retirement plan as an asset or liability in its statements of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, ASC Topic 715 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position.

        Pension plan benefits are to be paid to eligible employees after retirement based primarily on years of credited service and participants' compensation. The Company uses a December 31 measurement date. Effective December 31, 2002, the Company froze the benefits under the pension plan.

        The change in benefit obligation, pension plan assets and funded status as of and for the years ended December 31, 2017 and 2016 are as follows:

Change in Benefit Obligation

(in thousands)	2017	2016
Benefit obligations at beginning of year	$27,728	$27,281
Interest cost	1,128	1,179
Actuarial (gain) loss	1,773	353
Benefit paid	(1,134)	(1,085)

Benefit obligations at end of year	$29,495	$27,728

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

14. Employee Benefit Plans (Continued)

Change in Plan Assets

(in thousands)	2017	2016
Fair value of plan assets at beginning of year	$19,600	$19,537
Actual (loss) return on plan assets	3,330	1,148
Benefits paid	(1,134)	(1,085)
Employer contribution	412	—

Fair value of plan assets at end of year	$22,208	$19,600

Funded Status

(in thousands)	2017	2016
Funded status	$(7,287)	$(8,128)
Unrecognized net actuarial loss/accumulated other comprehensive loss	9,064	10,252

Net amount recognized	$1,777	$2,124

        A summary of our pension plan projected benefit obligation, accumulated obligation and fair value of pension plan assets at December 31, are as follows:

(in thousands)	2017	2016
Projected benefit obligation	$29,495	$27,728
Accumulated benefit obligation ("ABO")	29,495	27,728
Fair value of plan assets	22,208	19,600
ABO less fair value of plan assets	7,287	8,128

        Amounts recognized in the consolidated balance sheets at December 31, are as follows:

(in thousands)	2017	2016
Current Liabilities	$810	$412
Noncurrent Liabilities	6,477	7,716

Total Amount Recognized	$7,287	$8,128

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

14. Employee Benefit Plans (Continued)

Net Periodic Benefit Cost

        The components of net periodic benefit cost are as follows:

	Year Ended December 31,
(in thousands)	2017	2016	2015
Interest cost	$1,128	$1,179	$1,159
Expected return on plan assets	(1,111)	(1,197)	(1,264)
Recognized net actuarial loss	743	740	976

Net periodic benefit cost	$760	$722	$871

Change in Accumulated Other Comprehensive Loss

	Year Ended December 31,
(in thousands)	2017	2016	2015
Beginning of year	$(10,252)	$(10,591)	$(11,488)
Net actuarial gain (loss)	445	(401)	(79)
Amortization of net loss	743	740	976

End of year	$(9,064)	$(10,252)	$(10,591)

Pension Plan Assets

        Our target pension plan asset allocation and actual pension plan allocation of assets at December 31, are as follows:

Asset Category	Target Allocation	2017	2016
Equity securities	75%	80%	83%
Debt securities and cash	25	20	17

	100%	100%	100%

        The pension plan assets are invested with the objective of maximizing long-term returns while minimizing material losses in order to meet future benefit obligations when they come due.

        The Company utilizes an investment approach with a mix of equity and debt securities used to maximize the long-term return on assets. Risk tolerance is established through consideration of pension plan liabilities, funded status and corporate financial condition. The investment portfolio consists of a diversified blend of mutual funds and fixed-income investments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews and annual asset and liability reviews.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

14. Employee Benefit Plans (Continued)

Fair Value Measurement

        The following table presents our plan assets, using the fair value hierarchy as disclosed in Note 4, Fair Value Measurements, as of December 31, 2017 and 2016.

	Assets at Fair Value as of December 31, 2017
(in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$97	$—	$—	$97
Registered investment companies:
Total international stock index fund	9,319	—	—	9,319
Total stock market index fund	5,239	—	—	5,239
Total return fund	4,443	—	—	4,443
Volatility risk premium defensive fund	3,110	—	—	3,110

Total assets at fair value	$22,208	$—	$—	$22,208

	Assets at Fair Value as of December 31, 2016
(in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$92	$—	$—	$92
Registered investment companies:
Total international stock index fund	7,392	—	—	7,392
Total stock market index fund	8,925	—	—	8,925
Total return fund	3,191	—	—	3,191

Total assets at fair value	$19,600	$—	$—	$19,600

        Investments in Equity and Debt Securities are valued at the net asset value of units held at the end of the period based upon the value of the underlying investments as determined by quoted market prices. These investments are classified as Level 1.

Contributions

        The Company contributed $0.4, $0 and $0.3 million to the pension plan during the years ended December 31, 2017, 2016 and 2015, respectively. The Company expects to make contribution of approximately $0.8 million in 2018.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

14. Employee Benefit Plans (Continued)

Estimated Future Benefit Payments

        The following benefit payments are expected to be paid:

(in thousands)
2018	$1,184
2019	1,256
2020	1,319
2021	1,361
2022	1,450
2023 to 2027	8,279

Pension Plan Assumptions

        The following weighted-average assumptions were used as of each of the years ended December 31, as follows:

	2017	2016	2015
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	3.61%	4.16%	4.43%
Expected return on assets	5.50%	6.00%	6.35%
Weighted-average actuarial assumptions used to determine net periodic benefit cost:
Discount rate	4.16%	4.43%	4.08%
Expected return on assets	5.50%	6.00%	6.35%
Rate of compensation increase	N/A	N/A	N/A

        These assumptions are reviewed on an annual basis. The discount rate reflects the current rate at which the pension obligation could be effectively settled at the end of the year. The Company sets its rate to reflect the yield of a portfolio of high quality, fixed-income debt instruments that would produce cash flow sufficient in timing and amount to settle projected future benefits. In determining the expected return on asset assumption, the Company evaluates the long-term returns earned by the pension plan, the mix of investments that comprise pension plan assets and forecasts of future long-term investment returns.

Other Employee Benefits

        The Company also sponsors a defined contribution plan, which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and covers substantially all of the Company's employees. Employees may contribute annually up to 60% of their base compensation on a pre-tax basis (subject to Internal Revenue Service limitation). The company matching contribution is 50% of the first 6% of base compensation that an employee contributes. We made matching

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

14. Employee Benefit Plans (Continued)

contributions to the plan of approximately $2.6, $2.4 and $2.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

        The Company is self-insured for employee health care up to $250,000 per member per plan year and aggregate claims up to 125% of expected claims per plan year. Also, the Company purchases workers' compensation and automobile liability coverage with related deductibles. The Company is liable for up to $250,000 per individual workers' compensation claim and up to $250,000 per accident for automobile liability claims. Self-insurance and deductible costs are included in other accrued expenses in the consolidated balance sheets and are accrued based upon the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims development and incurred but not reported.

15. Income Taxes

        The (benefit) provision for income taxes consists of the following:

	Year Ended December 31,
(in thousands)	2017	2016	2015
Current—State	$716	$688	$522
Deferred	(17,875)	258	234

	$(17,159)	$946	$756

        Reconciliations between the Company's effective income tax rate and the U.S. statutory rate are as follow:

	Year Ended December 31,
	2017	2016	2015
Statutory U.S. Federal income tax rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of U.S. Federal income tax	3.8	0.9	(2.2)
Valuation allowance	38.7	30.9	16.8
Permanent items	1.0	8.2	5.1
Indefinite-life intangibles	5.5	2.0	0.8
Deferred item adjustments	(0.1)	0.4	17.2
Federal tax reform—deferred rate change	(220.0)	—	—

Effective income tax rate	(206.1)%	7.4%	2.7%

        On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code that affects 2017, including, but not limited to, accelerated depreciation that will allow for full expensing of qualified property. The Tax Act also establishes new tax laws that will affect 2018 and after, including a reduction in the U.S. federal corporate income tax rate from 35% to 21%, as well as limitations on the deductibility of interest expense and executive compensation.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

15. Income Taxes (Continued)

        On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118"), which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740, Income Taxes. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC 740 is complete. To the extent that a company's accounting for certain income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.

        In connection with our initial analysis of the impact of the Tax Act, we have recorded a provisional income tax benefit of approximately $18.3 million for the revaluation of our net deferred tax liability. Our effective tax rate was reduced by 220.0 percentage points primarily as a result of the revaluation of our net deferred tax liability.

        The components of the Company's overall deferred tax assets and liabilities at December 31 are as follows:

(in thousands)	2017	2016
Deferred tax assets
Accounts receivable	$316	$550
Accrued compensation and pension	4,781	5,911
Inventories	501	816
Other assets	1,047	1,508
Unrealized loss on pension	2,345	4,027
Net operating loss carryforwards	52,508	83,526

Deferred tax assets	61,498	96,338
Valuation allowance	(44,403)	(63,672)

Total deferred tax assets	17,095	32,666

Deferred tax liabilities
Accelerated depreciation and amortization	(51,630)	(84,814)
Prepaid assets	(807)	(1,069)

Total deferred tax liabilities	(52,437)	(85,883)

Net deferred tax liabilities	$(35,342)	$(53,217)

        At December 31, 2017, the Company had available unused federal net operating loss carryforwards of approximately $206.7 million. The net operating loss carryforwards will expire at various dates from 2019 through 2038. Net operating loss carryforwards of the Company are subject to review and possible adjustment by the taxing authorities.

        In assessing the need for a valuation allowance, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

15. Income Taxes (Continued)

positive and negative evidence regarding our forecasted taxable income, the reversal of existing deferred tax liabilities, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. Based on the expected reversal of the existing deferred tax assets and liabilities at December 31, 2017, we believe that a portion of the deferred tax assets will not be realized. As such, we have recorded a valuation allowance of $44.4 million primarily related to federal and state net operating losses that are not expected to be realized prior to their expiration. The valuation allowance decreased in 2017 mainly due to the reduction in the federal corporate tax rate from the Tax Act.

        Under the Code, certain corporate stock transactions into which the Company has entered or may enter in the future could limit the amount of net operating loss carryforwards which may be utilized on an annual basis to offset taxable income in future periods.

        ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        Our evaluation was performed for the tax years ended December 31, 2017, 2016 and 2015, which are the tax years that remain subject to examination by major tax jurisdictions as of December 31, 2017.

        A reconciliation of the beginning and ending amount of unrecognized tax benefit for the years ended December 31, 2017, 2016 and 2015

(in thousands)
Unrecognized tax benefits balance at January 1, 2015	$2,072
Gross decreases for tax positions in 2015	—

Unrecognized tax benefits balance at December 31, 2015	2,072
Gross decreases for tax positions in 2016	—

Unrecognized tax benefits balance at December 31, 2016	2,072
Gross decreases for tax positions in 2017	(707)

Unrecognized tax benefits balance at December 31, 2017	$1,365

        Included in the unrecognized tax benefits as of December 31, 2017 are $1.4 million of tax benefits that, if recognized, would decrease the effective tax rate.

16. Consolidating Financial Statements

        In accordance with the provisions of the 2012 Indenture, as 100%-owned subsidiaries of UHS, Surgical Services ("SS") and RES have jointly and severally guaranteed all the Company's Obligations (as defined in the 2012 Indenture) on a full and unconditional basis. Consolidating financial information of UHS and the guarantors is presented on the following pages.

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

16. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc.
Consolidating Balance Sheets
(in thousands, except share and per share information)

	December 31, 2017
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Assets
Current assets:
Accounts receivable, less allowance for doubtful accounts	$76,093	$13,544	$—	$89,637
Due from affiliates	31,590	—	(31,590)	—
Inventories	3,800	5,960	—	9,760
Other current assets	6,127	709	—	6,836

Total current assets	117,610	20,213	(31,590)	106,233
Property and equipment:
Medical equipment	564,316	64,877	—	629,193
Property and office equipment	92,414	12,927	—	105,341
Accumulated depreciation	(485,960)	(50,560)	—	(536,520)

Total property and equipment, net	170,770	27,244	—	198,014
Other long-term assets:
Goodwill	283,141	63,027	—	346,168
Investment in subsidiary	76,606	—	(76,606)	—
Other intangibles, net	136,563	15,358	—	151,921
Other	2,411	698	—	3,109

Total assets	$787,101	$126,540	$(108,196)	$805,445

Liabilities and (Deficit) Equity
Current liabilities:
Current portion of long-term debt	$3,451	$1,592	$—	$5,043
Book overdrafts	5,345	22	—	5,367
Due to affiliates	—	31,590	(31,590)	—
Accounts payable	29,842	6,847	—	36,689
Accrued compensation	18,696	2,802	—	21,498
Accrued interest	18,671	—	—	18,671
Other accrued expenses	16,018	1,745	—	17,763

Total current liabilities	92,023	44,598	(31,590)	105,031
Long-term debt, less current portion	694,171	3,894	—	698,065
Pension and other long-term liabilities	11,384	1	—	11,385
Deferred income taxes, net	34,126	1,216	—	35,342
Commitments and contingencies
(Deficit) Equity
Common stock	—	—	—	—
Additional paid-in capital	250,033	76,003	(76,018)	250,018
Accumulated deficit	(288,586)	588	—	(287,998)
Accumulated earnings in subsidiary	588	—	(588)	—
Accumulated other comprehensive loss	(6,638)	—	—	(6,638)

Total Universal Hospital Services, Inc. (deficit) equity	(44,603)	76,591	(76,606)	(44,618)
Noncontrolling interest	—	240	—	240

Total (deficit) equity	(44,603)	76,831	(76,606)	(44,378)

Total liabilities and (deficit) equity	$787,101	$126,540	$(108,196)	$805,445

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

16. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc.
Consolidating Balance Sheets
(in thousands, except share and per share information)

	December 31, 2016
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Assets
Current assets:
Accounts receivable, less allowance for doubtful accounts	$71,802	$12,462	$—	$84,264
Due from affiliates	28,523	—	(28,523)	—
Inventories	4,754	6,331	—	11,085
Other current assets	10,501	597	—	11,098

Total current assets	115,580	19,390	(28,523)	106,447
Property and equipment:
Medical equipment	562,422	55,630	—	618,052
Property and office equipment	83,716	11,130	—	94,846
Accumulated depreciation	(462,167)	(42,082)	—	(504,249)

Total property and equipment, net	183,971	24,678	—	208,649
Other long-term assets:
Goodwill	283,141	60,625	—	343,766
Investment in subsidiary	72,624	—	(72,624)	—
Other intangibles, net	140,944	16,427	—	157,371
Other	1,397	493	—	1,890

Total assets	$797,657	$121,613	$(101,147)	$818,123

Liabilities and (Deficit) Equity
Current liabilities:
Current portion of long-term debt	$3,990	$1,464	$—	$5,454
Book overdrafts	9,834	866	—	10,700
Due to affiliates	—	28,523	(28,523)	—
Accounts payable	31,586	7,233	—	38,819
Accrued compensation	17,196	2,710	—	19,906
Accrued interest	18,696	—	—	18,696
Other accrued expenses	15,426	1,250	—	16,676

Total current liabilities	96,728	42,046	(28,523)	110,251
Long-term debt, less current portion	698,050	3,813	—	701,863
Pension and other long-term liabilities	12,274	3	—	12,277
Deferred income taxes, net	50,256	2,961	—	53,217
Commitments and contingencies
(Deficit) Equity
Common stock	—	—	—	—
Additional paid-in capital	245,001	75,799	(75,814)	244,986
Accumulated deficit	(293,636)	(3,190)	—	(296,826)
Accumulated loss in subsidiary	(3,190)	—	3,190	—
Accumulated other comprehensive loss	(7,826)	—	—	(7,826)

Total Universal Hospital Services, Inc. (deficit) equity	(59,651)	72,609	(72,624)	(59,666)
Noncontrolling interest	—	181	—	181

Total (deficit) equity	(59,651)	72,790	(72,624)	(59,485)

Total liabilities and (deficit) equity	$797,657	$121,613	$(101,147)	$818,123

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

16. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc.
Consolidating Statements of Operations
(in thousands)

	Year Ended December 31, 2017
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Revenues	$419,925	$94,858	$—	$514,783
Cost of revenues	281,857	61,171	—	343,028

Gross margin	138,068	33,687	—	171,755
Selling, general and administrative	101,188	24,722	—	125,910
Operating income	36,880	8,965	—	45,845
Equity in earnings of subsidiary	(4,192)	—	4,192	—
Interest expense	51,412	2,350	—	53,762

(Loss) income before income taxes and noncontrolling interest	(10,340)	6,615	(4,192)	(7,917)
(Benefit) provision for income taxes	(19,582)	2,423	—	(17,159)

Consolidated net income	9,242	4,192	(4,192)	9,242
Net income attributable to noncontrolling interest	—	414	—	414

Net income attributable to Universal Hospital Services, Inc.	$9,242	$3,778	$(4,192)	$8,828

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

16. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc.
Consolidating Statements of Operations
(in thousands)

	Year Ended December 31, 2016
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Revenues	$409,434	$70,067	$—	$479,501
Cost of revenues	278,860	43,789	—	322,649

Gross margin	130,574	26,278	—	156,852
Selling, general and administrative	100,038	19,351	—	119,389
(Gain) on settlement	(3,074)	—	—	(3,074)

Operating income	33,610	6,927	—	40,537
Equity in earnings of subsidiary	(2,754)	—	2,754	—
Interest expense	50,903	2,140	—	53,043

(Loss) income before income taxes and noncontrolling interest	(14,539)	4,787	(2,754)	(12,506)
(Benefit) provision for income taxes	(1,087)	2,033	—	946

Consolidated net (loss) income	(13,452)	2,754	(2,754)	(13,452)
Net income attributable to noncontrolling interest	—	308	—	308

Net (loss) income attributable to Universal Hospital Services, Inc.	$(13,452)	$2,446	$(2,754)	$(13,760)

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

16. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc.
Consolidating Statements of Operations
(in thousands)

	Year Ended December 31, 2015
	Parent Issuer UHS	Subsidiary Guarantor Surgical Services	Consolidating Adjustments	Consolidated
Revenues	$384,247	$64,434	$—	$448,681
Cost of revenues	263,117	40,772	—	303,889

Gross margin	121,130	23,662	—	144,792
Selling, general and administrative	103,322	18,261	—	121,583
Restructuring	2,321	—	—	2,321
(Gain) on settlement	(5,718)	—	—	(5,718)

Operating income	21,205	5,401	—	26,606
Equity in earnings of subsidiary	(1,692)	—	1,692	—
Interest expense	51,957	2,109	—	54,066

(Loss) income before income taxes and noncontrolling interest	(29,060)	3,292	(1,692)	(27,460)
(Benefit) provision for income taxes	(844)	1,600	—	756

Consolidated net (loss) income	(28,216)	1,692	(1,692)	(28,216)
Net income attributable to noncontrolling interest	—	432	—	432

Net (loss) income attributable to Universal Hospital Services, Inc.	$(28,216)	$1,260	$(1,692)	$(28,648)

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

16. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc.
Consolidating Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31, 2017
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Consolidated net income	$9,242	$4,192	$(4,192)	$9,242

Other comprehensive income:
Gain on minimum pension liability, net of tax	1,188	—	—	1,188

Total other comprehensive income	1,188	—	—	1,188

Comprehensive income	10,430	4,192	(4,192)	10,430
Comprehensive income attributable to noncontrolling interest	—	414	—	414

Comprehensive income attributable to Universal Hospital Services, Inc.	$10,430	$3,778	$(4,192)	$10,016

Universal Hospital Services, Inc.
Consolidating Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31, 2016
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Consolidated net (loss) income	$(13,452)	$2,754	$(2,754)	$(13,452)

Other comprehensive income:
Gain on minimum pension liability, net of tax	339	—	—	339

Total other comprehensive income	339	—	—	339

Comprehensive (loss) income	(13,113)	2,754	(2,754)	(13,113)
Comprehensive income attributable to noncontrolling interest	—	308	—	308

Comprehensive (loss) income attributable to Universal Hospital Services, Inc.	$(13,113)	$2,446	$(2,754)	$(13,421)

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

16. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc.
Consolidating Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31, 2015
	Parent Issuer UHS	Subsidiary Guarantor Surgical Services	Consolidating Adjustments	Consolidated
Consolidated net (loss) income	$(28,216)	$1,692	$(1,692)	$(28,216)

Other comprehensive income:
Gain on minimum pension liability, net of tax	897	—	—	897

Total other comprehensive income	897	—	—	897

Comprehensive (loss) income	(27,319)	1,692	(1,692)	(27,319)
Comprehensive income attributable to noncontrolling interest	—	432	—	432

Comprehensive (loss) income attributable to Universal Hospital Services, Inc.	$(27,319)	$1,260	$(1,692)	$(27,751)

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

16. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc.
Consolidating Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2017
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Consolidated net income	$9,242	$4,192	$(4,192)	$9,242
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	61,918	8,814	—	70,732
Amortization of intangibles, deferred financing costs and bond premium	4,744	5,131	—	9,875
Equity in earnings of subsidiary	(4,192)	—	4,192	—
Provision for doubtful accounts	347	12	—	359
Provision for inventory obsolescence	475	238	—	713
Non-cash share-based compensation expense	2,556	483	—	3,039
Gain on sales and disposals of equipment	(2,400)	(43)	—	(2,443)
Deferred income taxes	(16,130)	(1,745)	—	(17,875)
Interest on note receivable	(29)	—	—	(29)
Changes in operating assets and liabilities:
Accounts receivable	(4,638)	(1,094)	—	(5,732)
Due from affiliates	(2,584)	—	2,584	—
Inventories	479	191	—	670
Other operating assets	420	(317)	—	103
Accounts payable	622	(651)	—	(29)
Other operating liabilities	2,365	(371)	—	1,994

Net cash provided by operating activities	53,195	14,840	2,584	70,619

Cash flows from investing activities:
Medical equipment purchases	(38,434)	(8,078)	—	(46,512)
Property and office equipment purchases	(8,592)	(244)	—	(8,836)
Proceeds from disposition of property and equipment	3,789	63	—	3,852
Issuance of note receivable from offier	(936)	—	—	(936)
Acquisitions and refund of escrow	3,701	(6,393)	—	(2,692)

Net cash used in investing activities	(40,472)	(14,652)	—	(55,124)

Cash flows from financing activities:
Proceeds under senior secured credit facility	139,223	—	—	139,223
Payments under senior secured credit facility	(144,715)	—	—	(144,715)
Payments of principal under capital lease obligations	(4,735)	(1,573)	—	(6,308)
Distributions to noncontrolling interests	—	(355)	—	(355)
Proceeds from exercise of parent company stock options	93	—	—	93
Contribution from Parent	1,900	—	—	1,900
Due to affiliates	—	2,584	(2,584)	—
Change in book overdrafts	(4,489)	(844)	—	(5,333)

Net cash used in financing activities	(12,723)	(188)	(2,584)	(15,495)

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at the beginning of period	—	—	—	—

Cash and cash equivalents at the end of period	$—	$—	$—	$—

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

16. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc.
Consolidating Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2016
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Consolidated net (loss) income	$(13,452)	$2,754	$(2,754)	$(13,452)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	65,738	7,427	—	73,165
Amortization of intangibles, deferred financing costs and bond premium	8,063	3,525	—	11,588
Equity in earnings of subsidiary	(2,754)	—	2,754	—
Provision for doubtful accounts	141	74	—	215
Provision for inventory obsolescence	287	213	—	500
Non-cash share-based compensation expense	2,549	517	—	3,066
(Gain) loss on sales and disposals of equipment	(3,923)	182	—	(3,741)
Deferred income taxes	819	(561)	—	258
Interest on note receivable	(10)	—	—	(10)
Changes in operating assets and liabilities:
Accounts receivable	(9,655)	(1,516)	—	(11,171)
Due from affiliates	1,139	—	(1,139)	—
Inventories	(508)	214	—	(294)
Other operating assets	(4,871)	(667)	—	(5,538)
Accounts payable	2,608	(757)	—	1,851
Other operating liabilities	(1,840)	125	—	(1,715)

Net cash provided by operating activities	44,331	11,530	(1,139)	54,722

Cash flows from investing activities:
Medical equipment purchases	(47,957)	(8,460)	—	(56,417)
Property and office equipment purchases	(6,556)	(107)	—	(6,663)
Proceeds from disposition of property and equipment	10,147	57	—	10,204
Issuance of note receivable from officer	(983)	—	—	(983)
Acquisition	(15,795)	—	—	(15,795)

Net cash used in investing activities	(61,144)	(8,510)	—	(69,654)

Cash flows from financing activities:
Proceeds under senior secured credit facility	166,042	—	—	166,042
Payments under senior secured credit facility	(148,350)	—	—	(148,350)
Payments of principal under capital lease obligations	(4,792)	(1,538)	—	(6,330)
Payments of deferred financing costs	(109)	—	—	(109)
Holdback payment related to acquisition	—	(500)	—	(500)
Distributions to noncontrolling interests	—	(367)	—	(367)
Dividend and equity distribution payments	(24)	—	—	(24)
Proceeds from exercise of parent company stock option	87	—	—	87
Due to affiliates	—	(1,139)	1,139	—
Change in book overdrafts	3,959	524	—	4,483

Net cash provided by (used in) financing activities	16,813	(3,020)	1,139	14,932

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at the beginning of period	—	—	—	—

Cash and cash equivalents at the end of period	$—	$—	$—	$—

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

16. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc.
Consolidating Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2015
	Parent Issuer UHS	Subsidiary Guarantor Surgical Services	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Consolidated net (loss) income	$(28,216)	$1,692	$(1,692)	$(28,216)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	68,957	7,631	—	76,588
Asset impairment charges	3,287	—	—	3,287
Amortization of intangibles, deferred financing costs and bond premium	9,638	3,372	—	13,010
Equity in earnings of subsidiary	(1,692)	—	1,692	—
Provision for doubtful accounts	(12)	81	—	69
Provision for inventory obsolescence	428	65	—	493
Non-cash share-based compensation expense	2,435	—	—	2,435
Gain on sales and disposals of equipment	(4,440)	(147)	—	(4,587)
Deferred income taxes	1,676	(1,442)	—	234
Changes in operating assets and liabilities:
Accounts receivable	(2,112)	(556)	—	(2,668)
Due from affiliates	(444)	—	444	—
Inventories	(692)	(316)	—	(1,008)
Other operating assets	892	163	—	1,055
Accounts payable	642	1,655	—	2,297
Other operating liabilities	9,587	(292)	—	9,295

Net cash provided by operating activities	59,934	11,906	444	72,284

Cash flows from investing activities:
Medical equipment purchases	(51,166)	(6,614)	—	(57,780)
Property and office equipment purchases	(4,753)	35	—	(4,718)
Proceeds from disposition of property and equipment	12,267	225	—	12,492
Acquisition	—	(2,600)	—	(2,600)

Net cash used in investing activities	(43,652)	(8,954)	—	(52,606)

Cash flows from financing activities:
Proceeds under senior secured credit facility	127,952	—	—	127,952
Payments under senior secured credit facility	(138,952)	—	—	(138,952)
Payments of principal under capital lease obligations	(6,211)	(1,132)	—	(7,343)
Payments of deferred financing costs	(1,382)	—	—	(1,382)
Distributions to noncontrolling interests	—	(460)	—	(460)
Contributions from new members to limited liability company	—	70	—	70
Dividend and equity distribution payments	(38)	—	—	(38)
Purchases of noncontrolling interests	—	(25)	—	(25)
Due to affiliates	—	444	(444)	—
Change in book overdrafts	2,349	(1,849)	—	500

Net cash used in financing activities	(16,282)	(2,952)	(444)	(19,678)

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at the beginning of period	—	—	—	—

Cash and cash equivalents at the end of period	$—	$—	$—	$—

Universal Hospital Services, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2017 and 2016 and
For the years ended December 31, 2017, 2016 and 2015

17. Securityholders Agreement

        IPC and certain members of our management that acquired securities of Parent in 2007, at that time, entered into a securityholders agreement that governs certain relationships among, and contain certain rights and obligations of, such shareholders. The securityholders agreement, among other things:

  •
  limits the ability of the shareholders to transfer their securities in Parent, except in certain permitted transfers as defined therein;

  •
  provides for certain co-sale rights; and

  •
  provides for certain rights of first refusal with respect to transfers by shareholders other than to certain permitted transferees.

18. Restructuring

        We incurred restructuring expense of $0, $0 and $2.3 million during 2017, 2016 and 2015, respectively, the majority of which related to severances and other related expenses. The restructuring expense impact was recorded under the Restructuring expense in the Consolidated Statements of Operations. As of December 31, 2016, we had $0.1 million of restructuring liability. For the year ended December 31, 2017, $0.1 million in restructuring charges was paid. No additional provision was recorded in 2017 for new severance arrangements. As of December 31, 2015, we had $2.4 million of restructuring liability. For the year ended December 31, 2016, we incurred no restructuring expense and $2.3 million in restructuring charges was paid and the remaining $0.1 million was a liability as of December 31, 2016 and was included in the Other accrued expenses in the Consolidated Balance Sheets.

19. Concentration

        One customer, Memorial Hermann Health System, accounted for approximately 15%, 16% and 15% of total revenue in 2017, 2016 and 2015, respectively. The revenue is generated across all three of our reportable segments.

20. Subsequent Events

        On March 7, 2018, the Company entered into a confidential settlement agreement resolving all disputes and legal claims of the parties associated with the suit filed by the Company on January 13, 2015 against the Defendants. In consideration for this release, terms of the confidential settlement agreement call for the Company to receive legal title to certain medical equipment of the Defendants as specified in the agreement by May 1, 2018. No amounts have been recorded in the Company's financial statements as of or for the year ended December 31, 2017. The Company expects to record the equipment received at fair value upon receipt.

        In connection with preparing the audited consolidated financial statements for the year ended December 31, 2017, we have evaluated subsequent events for potential recognition and disclosure through the date of this filing.

Universal Hospital Services, Inc.
Schedule II—Valuation and Qualifying Accounts
(in thousands)

Description	Balance— Beginning of Year	Charged to Costs and Expense	Deductions from Reserves	Balance— End of Year
Allowance for Doubtful Accounts
Year Ended December 31, 2017	$1,530	$359	$655	$1,234
Year Ended December 31, 2016	1,500	215	185	1,530
Year Ended December 31, 2015	2,035	69	604	1,500
Income Tax Valuation Allowance
Year Ended December 31, 2017	$63,672	$(19,269)	$—	$44,403
Year Ended December 31, 2016	59,715	3,957	—	63,672
Year Ended December 31, 2015	55,037	4,678	—	59,715

 PART I—FINANCIAL INFORMATION

Item 1.    Consolidated Financial Statements—Unaudited

Universal Hospital Services, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share information)

(unaudited)

	June 30, 2018	December 31, 2017
Assets
Current assets:
Cash	$178	$—
Accounts receivable, less allowance for doubtful accounts of $1,225 at June 30, 2018 and $1,234 at December 31, 2017	94,404	89,637
Inventories	9,995	9,760
Other current assets	7,034	6,836

Total current assets	111,611	106,233
Property and equipment:
Medical equipment	657,316	629,193
Property and office equipment	108,559	105,341
Accumulated depreciation	(560,818)	(536,520)

Total property and equipment, net	205,057	198,014
Other long-term assets:
Goodwill	346,168	346,168
Other intangibles, net	147,945	151,921
Other	10,576	3,109

Total assets	$821,357	$805,445

Liabilities and Deficit
Current liabilities:
Current portion of long-term debt	$5,214	$5,043
Book overdrafts	—	5,367
Accounts payable	27,428	36,689
Accrued compensation	25,131	21,498
Accrued interest	18,809	18,671
Other accrued expenses	18,221	17,763

Total current liabilities	94,803	105,031
Long-term debt, less current portion	687,664	698,065
Pension and other long-term liabilities	10,948	11,385
Deferred income taxes, net	35,506	35,342
Commitments and contingencies (Note 9)
Deficit
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding at June 30, 2018 and December 31, 2017	—	—
Additional paid-in capital	250,661	250,018
Accumulated deficit	(252,204)	(287,998)
Accumulated other comprehensive loss	(6,214)	(6,638)

Total Universal Hospital Services, Inc. and Subsidiaries deficit	(7,757)	(44,618)
Noncontrolling interest	193	240

Total deficit	(7,564)	(44,378)

Total liabilities and deficit	$821,357	$805,445

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Universal Hospital Services, Inc. and Subsidiaries

Consolidated Statements of Operations

(in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenues	$140,707	$128,210	$283,062	$258,863
Cost of revenues	90,534	86,195	181,396	171,080

Gross margin	50,173	42,015	101,666	87,783
Selling, general and administrative	34,742	30,618	67,782	64,575
Gain on legal settlement	(23,474)	—	(23,474)	—

Operating income	38,905	11,397	57,358	23,208
Interest expense	13,537	13,415	26,988	26,894

Income (loss) before income taxes and noncontrolling interest	25,368	(2,018)	30,370	(3,686)
Provision for income taxes	369	275	631	497

Consolidated net income (loss)	24,999	(2,293)	29,739	(4,183)
Net income attributable to noncontrolling interest	81	98	166	170

Net income (loss) attributable to Universal Hospital Services, Inc. and Subsidiaries	$24,918	$(2,391)	$29,573	$(4,353)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Universal Hospital Services, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Consolidated net income (loss)	$24,999	$(2,293)	$29,739	$(4,183)

Other comprehensive income:
Gain on minimum pension liability, net of tax of $0	214	192	424	371

Total other comprehensive income	214	192	424	371

Comprehensive income (loss)	25,213	(2,101)	30,163	(3,812)
Comprehensive income attributable to noncontrolling interest	81	98	166	170

Comprehensive income (loss) attributable to Universal Hospital Services, Inc. and Subsidiaries	$25,132	$(2,199)	$29,997	$(3,982)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Universal Hospital Services, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Consolidated net income (loss)	$29,739	$(4,183)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	33,645	35,664
Gain on legal settlement	(21,474)	—
Amortization of intangibles, contract costs, deferred financing costs and bond premium	5,013	5,460
Provision for doubtful accounts	406	73
Provision for inventory obsolescence	319	122
Non-cash share-based compensation expense	1,507	1,551
Gain on sales and disposals of equipment	(1,050)	(1,046)
Deferred income taxes	164	204
Interest on note receivable	(21)	(11)
Changes in operating assets and liabilities:
Accounts receivable	(5,173)	158
Inventories	(554)	495
Other operating assets	38	(414)
Accounts payable	209	(3,639)
Other operating liabilities	3,057	(3,381)

Net cash provided by operating activities	45,825	31,053

Cash flows from investing activities:
Medical equipment purchases	(23,273)	(24,296)
Property and office equipment purchases	(4,316)	(3,309)
Proceeds from disposition of property and equipment	1,813	2,091
Issuance of note receivable from officer	(581)	(936)
Acquisition and refund of escrow	—	(1,923)

Net cash used in investing activities	(26,357)	(28,373)

Cash flows from financing activities:
Proceeds under senior secured credit facility	104,448	83,200
Payments under senior secured credit facility	(113,598)	(79,692)
Payments of principal under capital lease obligations	(3,072)	(3,419)
Holdback payment related to acquisition	(624)	—
Distributions to noncontrolling interests	(213)	(133)
Proceeds from exercise of parent company stock options	285	29
Contribution from Parent	—	1,900
Shares forfeited for taxes	(1,149)	—
Change in book overdrafts	(5,367)	(4,565)

Net cash used in financing activities	(19,290)	(2,680)

Net change in cash and cash equivalents	178	—

Cash and cash equivalents at the beginning of period	—	—

Cash and cash equivalents at the end of period	$178	$—

Supplemental cash flow information:
Interest paid	$26,332	$26,345
Income taxes paid	676	533
Non-cash activities:
Medical equipment purchases included in accounts payable (at end of period)	$3,920	$4,493
Capital lease additions	1,858	3,179

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of Presentation

        The interim consolidated financial statements included in this Quarterly Report on Form 10-Q have been prepared by Universal Hospital Services, Inc. and Subsidiaries ("we", "our", "us", the "Company", or "UHS") without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") have been condensed or omitted, pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the financial statements and related notes included in the Company's 2017 Annual Report on Form 10-K filed with the SEC.

        The interim consolidated financial statements presented herein as of June 30, 2018, reflect, in the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations and cash flows for the periods presented. These adjustments are all of a normal, recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full year.

        We are required to make estimates and assumptions about future events in preparing consolidated financial statements in conformity with GAAP. These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses at the date of the unaudited consolidated financial statements. While we believe that our past estimates and assumptions have been materially accurate, our current estimates are subject to change if different assumptions as to the outcome of future events are made. We evaluate our estimates and judgments on an ongoing basis and predicate those estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. We make adjustments to our assumptions and judgments when facts and circumstances dictate. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the accompanying unaudited consolidated financial statements.

        A description of our significant accounting policies is included in our 2017 Annual Report on Form 10-K. There have been no material changes to these policies for the quarter ended June 30, 2018, except for the adoption of ASU 2014-09, see Note 3, Revenue Recognition.

        Historically, the Company reported under three segments. Medical Equipment Solutions included supplemental and peak needs usage solutions, customized equipment agreement solutions, 360 On-site managed solutions, specialty medical equipment sale, distribution and disposable sales. Clinical Engineering Solutions included supplemental maintenance, repair and remediation solutions, on-site biomed services, health care technology solutions, federal governmental services and clinical engineering capital sales. Surgical Services included on-demand and scheduled usage solutions, on-site solutions for hospital and multi-facility health systems and disposable only sales.

        Effective January 1, 2018, the Company changed its segment reporting to report its financial information under one reporting segment. The change in reporting was made to conform to the way the Company is currently managing and executing the business. Specifically, the chief operating decision maker ("CODM") is making operating decisions and assessing performance using discrete financial information from one reportable segment, as our resources and infrastructure are shared and our go to market strategy have evolved with our Equipment Value Management ("EVM") strategy. The

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

1. Basis of Presentation (Continued)

current financial information is based upon the transformation of the business model that has occurred and the development of the new commercial framework—EVM. EVM is an end-to-end approach to medical equipment management that helps hospitals recover cost and time that today are wasted through inefficient medical equipment processes. EVM integrates customers supply chain, patient care and clinical engineering teams, connecting these siloed groups to streamline processes to improve stakeholder productivity and satisfaction while optimizing equipment utilization and lowering the total cost of ownership. EVM provides the customer with the equipment they need, when they need it, with the assets serviced to the highest quality standards in the industry. EVM combines the capabilities of all service offerings. The EVM solution links all of our service offerings at UHS. The Company has a similar compliment of services, type of customer for the Company's services, method of distribution for the Company's services and the regulatory environment is similar across the United States. Accordingly, we concluded that we operate as one reporting segment and one reporting unit. The Company does not aggregate any components into its reporting unit. Finally, the Company analyzed its goodwill for potential impairment before and after the change in reporting units and concluded that there was no impairment.

        Current year presentation of one reporting segment resulted in disaggregated revenue categories of Equipment Solutions which includes supplemental and peak needs usage solutions, surgical services on-demand and scheduled usage solutions, specialty medical equipment sale, distribution and disposable sales, clinical engineering capital sales and surgical disposable only sales. Clinical Engineering includes supplemental maintenance, repair and remediation solutions, on-site biomed services, health care technology solutions and federal governmental services. On-site Managed Services includes 360 On-site managed solutions and surgical services on-site solutions for hospital and multi-facility health systems.

        The Company operates in one geographic region, the United States. As the Company is now reporting as one segment which equals the total Company's results as reflected in the Consolidated Statement of Operations, restatement of prior periods was not necessary.

Principles of Consolidation

        The consolidated financial statements include the accounts of Universal Hospital Services, Inc and its 100%-owned subsidiaries, UHS Surgical Services, Inc. ("Surgical Services" or "SS") and Radiographic Equipment Services, Inc. ("RES"). In addition, in accordance with guidance issued by the Financial Accounting Standards Board ("FASB"), we have accounted for our equity investments in entities in which we are the primary beneficiary under the full consolidation method. All significant intercompany transactions and balances have been eliminated through consolidation. As the primary beneficiary, we consolidate the limited liability companies ("LLCs") referred to in Note 11, Limited Liability Companies, as we effectively receive the majority of the benefits from such entities and we provide equipment lease guarantees for such entities.

2. Recent Accounting Pronouncements

Standards Adopted

        In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers ("ASU 2014-09"), which requires an entity to recognize the amount of revenue to which it expects to be

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2. Recent Accounting Pronouncements (Continued)

entitled for the transfer of promised goods or services to customers. The ASU replaced most existing revenue recognition guidance in GAAP when it became effective. The new standard is effective beginning after December 15, 2017 and interim periods within those years as stated in ASU 2015-14. The standard permits the use of either the full retrospective or cumulative effect (modified retrospective) transition method. We adopted this guidance on January 1, 2018 and selected the cumulative effect transition method.

        We have performed a review of the requirements of the new guidance, codified by FASB in ASC Topic 606, and have applied the five-step model of the new standard to our contracts and have compared the results to our previous accounting practices under ASC Topic 605. Based on this analysis, the new standard did not have a material impact on the results of operations or cash flows of the Company. However, amendments to ASC Topic 340, Other Assets and Deferred Costs, require the capitalization of costs to obtain and fulfill customer contracts, which were previously expensed as incurred. The assets recognized for the costs to obtain and/or fulfill a contract will be amortized on a systematic basis that is consistent with the transfer of the services to which the asset relates. Accordingly, $6.2 million of prior year costs were capitalized as an asset upon adoption of this standard (effective January 1, 2018) and are being amortized over a period of five years.

        In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The ASU became effective for annual and interim periods for fiscal years beginning after December 15, 2017. The adoption of this standard did not have a material impact on our consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-01 Business Combination (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The ASU became effective for annual and interim periods for fiscal years beginning after December 15, 2017. The adoption of this standard did not have a material impact on our consolidated financial statements.

        In March 2017, the FASB issued ASU No. 2017-07 Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost ("ASU 2017-01"). ASU 2017-07 requires that a company present service cost separately from the other components of the net benefit cost. This ASU became effective for annual and interim periods for fiscal years beginning after December 15, 2017. We adopted ASU 2017-07 on January 1, 2018 and retrospectively applied this ASU to all periods presented. As a result, $0.2 and $0.4 million of pension costs were reclassified from selling, general and administrative to interest expense for the three and six months ended June 30, 2017.

        In May 2017, the FASB issued ASU No. 2017-09 Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting ("ASU 2017-09"). ASU 2017-09 clarifies what constitutes a modification of a share-based payment award. This ASU became effective for annual and interim periods for fiscal years beginning after December 15, 2017. The adoption of this standard did not have a material impact on our consolidated financial statements.

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2. Recent Accounting Pronouncements (Continued)

Standards Not Yet Adopted

        In February 2016, the FASB issued ASU No. 2016-02 on Leases (ASC Topic 842) ("ASU 2016-02"). ASU 2016-02 was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liability on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted. We have completed our internal evaluation and believe the adoption of this standard will have a material impact on our consolidated balance sheets.

        In February 2018, the FASB issued ASU No. 2018-02 Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income ("ASU 2018-02"). ASU 2018-02 allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements due to valuation allowance.

        In March 2018, the FASB issued ASU No. 2018-05 Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 ("ASU 2018-05"). ASU 2018-05 adds various SEC paragraphs pursuant to the issuance of SEC Staff Accounting Bulletin No. 118. See Note 12, Income Taxes.

        In June 2018, the FASB issued ASU No. 2018-07 Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 expands the scope of Topic 718 to include share based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted but no earlier than an entity's adoption date of Topic 606. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

3. Revenue Recognition

        The Company adopted ASU 2014-09, Revenue from Contracts with Customers, effective January 1, 2018, herein referred as ASC Topic 606. ASC Topic 606 is a comprehensive new revenue recognition model that requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the company expects to receive in exchange for those goods or services. The Company adopted ASU 2014-09 using the cumulative effect (also known as the modified retrospective) method by recognizing the cumulative effect of initially applying the ASU as an adjustment to the opening balance of Accumulated Deficit at January 1, 2018. Therefore, the comparative information for the second quarter and six months ended June 30, 2017 has not been adjusted and continues to be reported under the previous accounting standards (ASC Topic 605). The

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

3. Revenue Recognition (Continued)

details of the changes to our accounting policies and the quantitative impact of the changes are set out below.

        Customer arrangements typically have multiple performance obligations to provide equipment solutions, clinical engineering and/or on-site equipment managed services on a per use and/or over time basis. Equipment Solutions primarily consists of supplemental, peak needs and surgical equipment usage solutions. Clinical Engineering consists of supplemental maintenance, repair and remediation solutions, health care technology solutions, and federal government services. On-site Managed Services consists of 360 on-site managed solutions in both our historical A360 program (using UHS-owned equipment) and our newer M360 program (managing customer-owned equipment). Consideration paid by the customer for each performance obligation is billed within the month the service is performed, and contractual prices are established within our customer arrangements that are representative of the stand-alone selling price. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. There are no differences between revenue being earned under Topic 606 and the previous standard (ASC Topic 605).

        The Company reports only its portion of revenues earned under certain revenue share arrangements in accordance with ASC Topic 606-10-55-36 to 606-10-55-40 "Principal versus Agent Considerations," because, among other factors, the equipment manufacturer retains title to the equipment, maintains general inventory and physical loss risk of equipment on rental and because we earn a fixed percentage of the billings to customers.

        In the following table, revenue is disaggregated by major service type.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2018	2017	2018	2017
Equipment Solutions	$62,992	$58,038	$125,434	$118,695
Clinical Engineering	39,303	34,413	79,048	67,754
On-Site Managed Services	38,412	35,759	78,580	72,414

	$140,707	$128,210	$283,062	$258,863

        Concurrent with the adoption of Topic 606 on January 1, 2018, the Company also adopted amendments to ASC Topic 340, Other Assets and Deferred Costs, which requires the costs to obtain and fulfill customer contracts to be capitalized, which were previously expensed as incurred. The Company incurs costs related to obtaining new contracts. Management expects those costs attributable to new revenue production are recoverable and therefore the Company capitalized them as contract costs in accordance with ASC Topic 340 and is amortizing them over the anticipated period of the new revenue production.

        The Company capitalized the estimated costs to obtain a contract in the amount of $6.2 million at January 1, 2018 with a corresponding adjustment to accumulated deficit for the "Impact of Change in Accounting Policy". The Contract Asset included in other long-term assets in the Consolidated Balance Sheet at June 30, 2018 is $7.1 million. Capitalized costs are amortized over the expected life of the related contracts which is estimated to be five years. Amortization is computed on a straight-line basis

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

3. Revenue Recognition (Continued)

which coincides with the predominant expected life of the underlying contracts. Amortization costs are reflected in selling, general and administrative expenses. The amount of amortization was $0.5 and $0.9 million for the three and six months ended June 30, 2018, respectively There was no impairment loss in relation to the costs capitalized during the three and six months ended June 30, 2018.

4. Fair Value Measurements

        Financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2018 and December 31, 2017 are summarized in the following table by type of inputs applicable to the fair value measurements:

	Fair Value at June 30, 2018				Fair Value at December 31, 2017
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Contingent Consideration	$—	$—	$200	$200	$—	$—	$133	$133

        A description of the inputs used in the valuation of assets and liabilities is summarized as follows:

          Level 1—Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

          Level 2—Inputs include directly or indirectly observable inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that are considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves that are observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks and default rates; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

          Level 3—Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities or related observable inputs that can be corroborated at the measurement date. Measurements of non-exchange traded derivative contract assets and liabilities are primarily based on valuation models, discounted cash flow models or other valuation techniques that are believed to be used by market participants. Unobservable inputs require management to make certain projections and assumptions about the information that would be used by market participants in pricing assets or liabilities.

        During 2017, we recorded a contingent consideration liability, in the form of an earn-out payment, related to our December 6, 2017 acquisition in the total amount of $0.1 million. Additionally, $0.07 million of an earn-out liability was recorded during the quarter ended June 30, 2018. The contingent consideration is based on achieving certain revenue results. The fair value of the liability was estimated using a discounted cash flow approach with significant inputs that are not observable in the market and thus represents a Level 3 fair value measurement. The significant inputs in the Level 3 measurement not supported by market activity included our assessments of expected future cash flows during the earn-out period related to the assets acquired, appropriately discounted considering the uncertainties associated with the obligation, and calculated based on estimated revenues in accordance

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4. Fair Value Measurements (Continued)

with the terms of the agreement. There were no earn-out payments for the three and six months ended June 30, 2018.

        The assumptions used in preparing the discounted cash flow analyses included estimates of interest rates and the timing and amount of incremental cash flows.

        A reconciliation of the beginning and ending balance for the Level 3 measurement are as follows:

(in thousands)
Balance at December 31, 2017	$133
Addition	67

Balance at June 30, 2018	$200

Fair Value of Other Financial Instruments

        The Company considers that the carrying amount of financial instruments, including accounts receivable, accounts payable, accrued liabilities and senior secured credit facility, approximates fair value due to their short maturities. The fair value of our outstanding Original Notes and Add-on Notes (each as defined in Note 8, Long-Term Debt) as of June 30, 2018 and December 31, 2017, based on the quoted market price for the same or similar issues of debt, which represents a Level 2 fair value measurement, is approximately:

	June 30, 2018		December 31, 2017
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Original Notes—7.625%(1)	$422,397	$425,000	$421,772	$426,063
Add-on Notes—7.625%(2)	223,588	220,000	224,338	220,550

(1)
The carrying value of the Original Notes—7.625% is net of unamortized deferred financing costs of $2.6 and $3.2 million as of June 30, 2018 and December 31, 2017, respectively.

(2)
The carrying value of the Add-on Notes—7.625% is net of unamortized deferred financing costs of $1.1 and $1.3 million as of June 30, 2018 and December 31, 2017, respectively, and includes unamortized bond premium of $4.7 and $5.7 million as of June 30, 2018 and December 31, 2017, respectively.

5. Goodwill and Other Intangible Assets

        Our reporting unit, which is equal to our reporting segment, has a negative carrying amount at June 30, 2018 and December 31, 2017. There were no impairments recorded in the three months and six months ended June 30, 2018 and 2017.

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

5. Goodwill and Other Intangible Assets (Continued)

        Our other intangible assets as of June 30, 2018 and December 31, 2017 consist of the following:

	June 30, 2018				December 31, 2017
(in thousands)	Cost	Accumulated Amortization	Impairment	Net	Cost	Accumulated Amortization	Impairment	Net
Finite-life intangibles
Customer relationship	$125,828	$(109,701)	$—	$16,127	$125,828	$(105,911)	$—	$19,917
Non-compete agreements	2,101	(1,383)	—	718	2,101	(1,197)	—	904

Total finite-life intangibles	127,929	(111,084)	—	16,845	127,929	(107,108)	—	20,821
Indefinite-life intangibles
Trade names	166,000	—	(34,900)	131,100	166,000	—	(34,900)	131,100

Total intangible assets	$293,929	$(111,084)	$(34,900)	$147,945	$293,929	$(107,108)	$(34,900)	$151,921

        Total amortization expense related to intangible assets was $2.0 and $2.3 million for the three months ended June 30, 2018 and 2017, respectively, and $4.0 and $5.3 million for the six months ended June 30, 2018 and 2017, respectively.

        The estimated future amortization expense for identifiable intangible assets during the remainder of 2018 and the next five years is as follows:

(in thousands)
Remainder of 2018	$3,619
2019	5,005
2020	2,765
2021	2,106
2022	1,376
2023	503

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

6. Deficit

        The following tables represent changes in deficit that are attributable to our shareholder and noncontrolling interests for the six month periods ended June 30, 2018 and 2017.

(in thousands)	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Deficit
Balance at December 31, 2017	$250,018	$(287,998)	$(6,638)	$240	$(44,378)
Impact of change in accounting policy	—	6,221	—	—	6,221
Net income	—	29,573	—	166	29,739
Other comprehensive income	—	—	424	—	424
Share-based compensation	1,507	—	—	—	1,507
Stock options exercised	285	—	—	—	285
Shares forfeited for taxes	(1,149)	—	—	—	(1,149)
Cash distributions to noncontrolling interests	—	—	—	(213)	(213)

Balance at June 30, 2018	$250,661	$(252,204)	$(6,214)	$193	$(7,564)

(in thousands)	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Deficit
Balance at December 31, 2016	$244,986	$(296,826)	$(7,826)	$181	$(59,485)
Net (loss) income	—	(4,353)	—	170	(4,183)
Other comprehensive income	—	—	371	—	371
Contribution from Parent	1,900	—	—	—	1,900
Share-based compensation	1,551	—	—	—	1,551
Stock options exercised	29	—	—	—	29
Cash distributions to noncontrolling interests	—	—	—	(133)	(133)

Balance at June 30, 2017	$248,466	$(301,179)	$(7,455)	$218	$(59,950)

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

7. Share-Based Compensation

        During the six months ended June 30, 2018, activity under the 2007 Stock Option Plan (the "2007 Stock Option Plan"), of UHS Holdco, Inc., our parent company ("Parent"), was as follows:

(in thousands, except exercise price and years)	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual term (years)
Outstanding at December 31, 2017	37,673	$0.79	$40,875	6.8
Granted	715	1.87
Exercised	(398)	0.72	$459
Forfeited or expired	(264)	0.79

Outstanding at June 30, 2018	37,726	$0.81	$40,131	6.4

Exercisable at June 30, 2018	23,246	$0.75	$26,060	6.4

Remaining authorized options available for issue	5,317

        The exercise price of the stock option award is equal to the market value of Parent's common stock on the grant date as determined reasonably and in good faith by Parent's Board of Directors and compensation committee and based on an analysis of a variety of factors, including peer group multiples, merger and acquisition multiples, and discounted cash flow analyses.

        The intrinsic value of a stock award is the amount by which the market value of the underlying stock exceeds the exercise price of the award.

        We determine the fair value of stock options using the Black-Scholes option pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options' expected vesting periods. The following assumptions were used in determining the fair value of stock options granted during the six months ended June 30, 2018 and 2017 under the Black-Scholes model.

	Six Months Ended June 30,
	2018	2017
Risk-free interest rate	1.62%	1.62%
Expected volatility	29.0%	29.0%
Dividend yield	N/A	N/A
Expected option life (years)	4.60	4.62
Black-Scholes Value of options	$0.50	$0.32

        Expected volatility is based on an independent valuation of the stock of companies within our peer group. Given the lack of a true comparable company, the peer group consists of selected public health care companies representing our suppliers, customers and competitors within certain product lines. The risk free-interest rate is based on the U.S. Treasury yield curve in effect at the grant date based on the expected option life. The expected option life is estimated based on foreseeable trends.

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

7. Share-Based Compensation (Continued)

        At June 30, 2018, unearned non-cash share-based compensation that we expect to recognize as expense over a weighted average period of 1.6 years totals approximately $3.5 million, net of our estimated forfeiture rate of 2.0%. The expense could be accelerated upon the sale of Parent or the Company.

        In April 2015, Parent granted the Company's Chief Executive Officer 7.0 million restricted stock units which vest over four years. Total compensation expense related to this grant was $0.3 million and $0.3 million for the three months ended June 30, 2018 and 2017, respectively, and $0.6 million and $0.6 million for the six months ended June 30, 2018 and 2017, respectively.

        Although Parent grants stock options and restricted stock units, the Company recognizes compensation cost, primarily included in Selling, General and Administrative expense, related to these options and units since the services are performed for its benefit.

        On May 9, 2018, Parent adopted the 2018 Executive Management Stock Option Plan (the "2018 Plan"). Pursuant to the 2018 Plan, awards may be in the form of Non-Qualified Stock Options. The maximum number of shares for which options may be granted is 2,500,000 under the 2018 Plan. In the second quarter of 2018, 2,499,000 shares of common stock were issued to certain UHS executives, including Named Executive Officers other than the Chief Executive Officer pursuant to the 2018 Plan.

        Options granted pursuant to the 2018 Plan have an exercise price of $0.71 per share and may only be exercised within 30 days after the signing of a binding agreement for the Company to undergo a Change in Control (as defined in the 2018 Plan) event. No expense has been recorded for this plan in 2018. Additionally, all awards of options granted pursuant to the 2018 Plan provide for a claw back of all proceeds received for such options in the event an award recipient voluntarily terminates his or her employment with the Company without Good Reason or has his or her employment terminated by the Company for Cause (as such terms are defined in the Company's Executive Severance Pay Plan) within one year following a Change in Control of the Company.

8. Long-Term Debt

        Long-term debt consists of the following:

(in thousands)	June 30, 2018	December 31, 2017
Original Notes—7.625%(1)	$422,397	$421,772
Add-on Notes—7.625%(2)	223,588	224,338
Senior secured credit facility(3)	30,054	38,944
Capital lease obligations	16,839	18,054

	692,878	703,108
Less: Current portion of long-term debt	(5,214)	(5,043)

Total long-term debt	$687,664	$698,065

(1)
The carrying value of the Original Notes—7.625% is net of unamortized deferred financing costs of $2.6 and $3.2 million as of June 30, 2018 and December 31, 2017, respectively.

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

8. Long-Term Debt (Continued)

(2)
The carrying value of the Add-on Notes—7.625% is net of unamortized deferred financing costs of $1.1 and $1.3 million as of June 30, 2018 and December 31, 2017, respectively, and includes unamortized bond premium of $4.7 and $5.7 million as of June 30, 2018 and December 31, 2017, respectively.

(3)
The carrying value of the senior secured credit facility is net of unamortized deferred financing costs of $1.0 and $1.3 million as of June 30, 2018 and December 31, 2017, respectively.

        Original Notes and Add-on Notes—7.625%.    On August 7, 2012, we issued $425.0 million in aggregate principal amount of 7.625% Second Lien Senior Secured Notes due 2020 (the "Original Notes") under an indenture dated as of August 7, 2012 (the "2012 Indenture"). On February 12, 2013, we issued $220.0 million in aggregate principal amount of 7.625% Second Lien Senior Secured Notes due 2020 (the "Add-on Notes", and along with the Original Notes, the "2012 Notes") as "additional notes" pursuant to the 2012 Indenture. The 2012 Notes mature on August 15, 2020.

        The 2012 Indenture provides that the 2012 Notes are our second lien senior secured obligations and are fully and unconditionally guaranteed on a second lien senior secured basis by our existing and certain of our future 100%-owned domestic subsidiaries.

        Interest on the 2012 Notes is payable entirely in cash, semiannually, in arrears, on February 15 and August 15 of each year, beginning on February 15, 2013. We may redeem some or all of the 2012 Notes at the redemption price of 101.906% before August 15, 2018, thereafter the redemption price is 100% as set forth in the 2012 Indenture (expressed as percentage of principal amount). If we sell certain assets or undergo certain kinds of changes of control, we must offer to repurchase the 2012 Notes.

        Our 2012 Notes are subject to certain debt covenants which are described below under the heading "2012 Indenture".

        Senior Secured Credit Facility.    On November 24, 2015, we entered into a Third Amended and Restated Credit Agreement with Bank of America, N.A., as agent for the lenders, and the lenders party thereto (the "Third Amended Credit Agreement"), which amended our then-existing senior secured credit facility originally dated as of May 31, 2007 and amended and restated as of May 6, 2010 and as of July 31, 2012. We refer to the third amended and restated senior secured credit facility as the "senior secured credit facility." The senior secured credit facility is a first lien senior secured asset based revolving credit facility that is available for working capital and general corporate purposes, including permitted investments, capital expenditures and debt repayments, on a fully revolving basis, subject to the terms and conditions set forth in the credit documents in the form of revolving loans, swing line loans and letters of credit. The Third Amended Credit Agreement extended the maturity date of the revolving loans to the earliest of (i) November 24, 2020 and (ii) 90 days prior to the maturity of the 2012 Notes, and reduced (a) the interest rate applicable to borrowings under the Third Amended Credit Agreement to a per annum rate, determined based on our usage of the credit facility as provided in the Third Amended Credit Agreement, ranging from 1.50% to 2.00% above the adjusted LIBOR rate used by the agent or, at our option, 0.50% to 1.00% above the Base Rate as defined in the Third Amended Credit Agreement and (b) the unused line fee rate to 0.25%. Our obligations under the Third Amended Credit Agreement are secured by a first priority security interest in substantially all of the assets of the Company, Parent, Surgical Services and RES, excluding a pledge of

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

8. Long-Term Debt (Continued)

the Company's and its subsidiaries' stock, any joint ventures and certain other exceptions. Our obligations under the Third Amended Credit Agreement are unconditionally guaranteed by the Parent, Surgical Services and RES.

        Our senior secured credit facility provides the aggregate amount we may borrow under revolving loans up to $235.0 million, subject to our borrowing base.

        As of June 30, 2018, we had $138.5 million of availability under the senior secured credit facility based on a borrowing base of $174.8 million less borrowings of $31.1 million and after giving effect to $5.3 million used for letters of credit.

        The senior secured credit facility requires our compliance with various affirmative and negative covenants. Pursuant to the affirmative covenants, we and Parent agreed to, among other things, deliver financial and other information to the administrative agent, provide notice of certain events (including events of default), pay our obligations, maintain our properties, maintain the security interest in the collateral for the benefit of the administrative agent and the lenders and maintain insurance.

        Among other restrictions, and subject to certain definitions and exceptions, the senior secured credit facility restricts our ability to:

  •
  incur indebtedness;

  •
  create or permit liens;

  •
  declare or pay dividends and certain other restricted payments;

  •
  consolidate, merge or recapitalize;

  •
  acquire or sell assets;

  •
  make certain investments, loans or other advances;

  •
  enter into transactions with affiliates;

  •
  change our line of business; and

  •
  enter into hedging transactions.

        The senior secured credit facility also contains a financial covenant that is triggered if our available borrowing capacity is less than $20.0 million for a certain period, which consists of a minimum ratio of trailing four-quarter Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") to cash interest expense, as such terms are defined in the senior secured credit facility.

        The senior secured credit facility specifies certain events of default, including, among others, failure to pay principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, bankruptcy events, certain ERISA-related events, cross-defaults to other material agreements, change of control events and invalidity of guarantees or security documents. Some events of default will be triggered only after certain cure periods have expired, or will provide for materiality thresholds. If such a default occurs, the lenders under the senior secured credit facility would be entitled to take various actions, including all actions permitted to be taken by a secured creditor and the acceleration of amounts due under the senior secured credit facility.

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

8. Long-Term Debt (Continued)

        At June 30, 2018, we had $31.1 million of borrowings outstanding of which $28.0 million was accruing interest at a rate of 4.1% and $3.1 million was accruing interest at a rate of 6.0%.

        We were in compliance with all financial debt covenants for all periods presented.

        2012 Indenture.    Our 2012 Notes are guaranteed, jointly and severally, on a second priority senior secured basis, by Surgical Services and RES, and are also similarly guaranteed by certain of our future 100%-owned domestic subsidiaries. The 2012 Notes are our second priority senior secured obligations and rank (i) equal in right of payment with all of our existing and future unsubordinated indebtedness, and effectively senior to any such unsecured indebtedness to the extent of the value of collateral; (ii) senior in right of payment to all of our and our guarantors' existing and future subordinated indebtedness; (iii) effectively junior to our senior secured credit facility; and (iv) structurally subordinated to any indebtedness and other liabilities (including trade payables) of any of our future subsidiaries that are not guarantors.

        The 2012 Indenture governing the 2012 Notes contains covenants that limit our and our guarantors' ability, subject to certain definitions and exceptions, and certain of our future subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  pay cash dividends or distributions on our capital stock or repurchase our capital stock or subordinated debt;

  •
  issue redeemable stock or preferred stock;

  •
  issue stock of subsidiaries;

  •
  make certain investments;

  •
  transfer or sell assets;

  •
  create liens on our assets to secure debt;

  •
  enter into transactions with affiliates; and

  •
  merge or consolidate with another company.

        The 2012 Indenture specifies certain events of default, including among others, failure to pay principal, interest or premium, violation of covenants and agreements, cross-defaults to other material agreements, bankruptcy events, invalidity of guarantees, and a default in the performance by us of the security documents relating to the 2012 Indenture. Some events of default will be triggered only after certain grace or cure periods have expired, or provide for materiality thresholds. In the event certain bankruptcy-related defaults occur, the 2012 Notes will become due and payable immediately. If any other default occurs, the Trustee (and in some cases the noteholders) would be entitled to take various actions, including acceleration of amounts due under the 2012 Indenture.

        We were in compliance with all financial debt covenants for all periods presented.

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

9. Commitments and Contingencies

        The Company, in the ordinary course of business, is subject to liability claims related to employees and the equipment that it rents and services. Asserted claims are subject to many uncertainties and the outcome of individual matters is not predictable. Certain claims where the loss is probable, a provision is recorded based on the Company's best estimate. While the ultimate resolution of these actions may have an impact on the Company's financial results for a particular reporting period, management believes that any such resolution would not have a material adverse effect on the financial position, results of operations or cash flows of the Company and the chance of a negative outcome on outstanding litigation is considered remote.

        On January 13, 2015, the Company filed suit in the Western District of Texas against Hill-Rom Holdings, Inc., Hill-Rom Company, Inc. and Hill-Rom Services, Inc. (the "Defendants"). On March 7, 2018, the Company entered into a confidential settlement agreement resolving all disputes and legal claims of the parties associated with the suit filed by the Company against the Defendants. In consideration for this release, terms of the confidential settlement agreement called for the Company to receive legal title to certain medical equipment of the Defendants as specified in the agreement on May 1, 2018. The Company recorded a gain on legal settlement of approximately $23.5 million during the second quarter of 2018 based on the fair value of the assets received of $21.5 million and $2.0 million of cash. The fair value of the assets was measured using inputs of replacement cost and market data, which are considered a Level 3 fair value measurement. The gain did not result in a discrete tax charge during the second quarter of 2018, as the expected tax expense from the gain was offset by the reduction of our valuation allowance.

10. Related Party Transactions

        On May 31, 2007, we and affiliates of Irving Place Capital (together with its affiliates, "IPC") entered into a professional services agreement pursuant to which IPC provides general advisory and management services to us with respect to financial and operating matters. IPC is a principal owner of Parent, and each of Robert Juneja, Bret Bowerman and Keith Zadourian are members of our board of directors and are associated with IPC. The professional services agreement requires us to pay an annual fee for ongoing advisory and management services equal to the greater of $0.5 million or 0.75% of our Adjusted EBITDA (as defined in the professional services agreement) for the immediately preceding fiscal year, payable in quarterly installments. The professional services agreement provides that IPC will be reimbursed for its reasonable out-of-pocket expenses in connection with certain activities undertaken pursuant to the professional services agreement and will be indemnified for liabilities incurred in connection with its role under the professional services agreement, other than for liabilities resulting from its gross negligence or willful misconduct. The term of the professional services agreement commenced on May 31, 2007 and will remain in effect unless and until either party notifies the other of its desire to terminate, we are sold to a third-party purchaser or we consummate a qualified initial public offering, as defined in the professional services agreement. Total professional services fees incurred to IPC were $0.3 and $0.3 million for the three month periods ended June 30, 2018 and 2017, respectively, and $0.6 and $0.5 million for the six month periods ended June 30, 2018 and 2017, respectively.

        In connection with the Restricted Stock Unit Award Agreement, dated as of April 13, 2015, between an officer and the Company, we entered into promissory note agreements with the officer

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

10. Related Party Transactions (Continued)

dated April 13, 2016 for a total amount of $1.0 million, dated April 13, 2017 for a total amount of $0.9 million and dated April 13, 2018 for a total amount of $0.6 million which are included in other long-term assets in the Consolidated Balance Sheets. These note receivables bear annual interest at 1.45%-2.72%. The principal and accrued interest of these notes are due on the earliest of (i) the seventh anniversary of the date of this loan, (ii) any event with respect to borrower, which, in any such case of the loan were to remain outstanding on and after such date, would result in violation of Section 402 of the Sarbanes-Oxley Act of 2002, (iii) and certain events of default or (iv) a change in control. Interest income for these notes was $0.012 and $0.007 million for the three month periods ended June 30, 2018 and 2017, respectively, and $0.021 and $0.011 million for the six month periods ended June 30, 2018 and 2017, respectively.

11. Limited Liability Companies

        We participate with others in the formation of LLCs in which the Company becomes a partner and shares the financial interest with the other investors. The Company is the primary beneficiary of these LLCs. These LLCs acquire certain medical equipment for use in their respective business activities, which generally focus on surgical procedures. The LLCs will acquire medical equipment for rental purposes under equipment financing leases. At June 30, 2018, the LLCs had approximately $0.8 million of total assets. The third party investors in each respective LLC generally provide the lease financing company with individual proportionate lease guarantees based on their respective ownership percentages in the LLCs. In addition, the Company will provide such financing companies with its corporate guarantee based on its respective ownership interest in each LLC. In certain instances, the Company has provided such financing companies with an overall corporate guarantee in connection with equipment financing transactions. In such instances, the individual investors in each respective LLC will generally indemnify us against losses, if any, incurred in connection with its corporate guarantee. Additionally, we provide operational and administrative support to the LLCs in which it is a partner. As of June 30, 2018, we held interests in four active LLCs.

        In accordance with guidance issued by the FASB, we account for equity investments in LLCs (in which we are the primary beneficiary) under the full consolidation method whereby transactions between the Company and the LLCs have been eliminated through consolidation.

12. Income Taxes

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We evaluate the recoverability of our deferred tax assets by scheduling the expected reversals of deferred tax assets and liabilities in order to determine whether net operating loss carry forwards are recoverable prior to expiration and have established a valuation allowance in accordance with ASC Topic 740, "Income Taxes". The tax expense for the three and six months ended June 30, 2018 primarily relates to state income taxes and tax amortization of indefinite-life intangibles. The expected tax expense from operating income during the three and six months ended June 30, 2018 was offset by the reduction of our valuation allowance. In future reporting periods, we will continue to assess the likelihood that deferred tax assets will be realizable.

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

12. Income Taxes (Continued)

        In connection with our initial analysis of the impact of the Tax Cuts and Jobs Act, we recorded a provisional income tax benefit of approximately $18.3 million at December 31, 2017 for the revaluation of our net deferred tax liability. There were no changes recorded in the second quarter of 2018 to the provisional income tax benefit.

        At June 30, 2018, the Company had available unused federal net operating loss carryforwards of approximately $171.8 million. The net operating loss carryforwards will expire at various dates from 2019 through 2038.

13. Consolidating Financial Statements

        In accordance with the provisions of the 2012 Indenture, as 100%-owned subsidiaries of UHS, Surgical Services and RES have jointly and severally guaranteed all the Company's Obligations (as defined in the 2012 Indenture) on a full and unconditional basis. Consolidating financial information of UHS and the guarantors is presented on the following pages.

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc. and Subsidiaries
Consolidating Balance Sheets
(in thousands, except share and per share information)
(unaudited)

	June 30, 2018
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Assets
Current assets:
Cash	$(755)	$933	$—	$178
Accounts receivable, less allowance for doubtful accounts	81,424	12,980	—	94,404
Due from affiliates	27,138	—	(27,138)	—
Inventories	4,205	5,790	—	9,995
Other current assets	6,078	956	—	7,034

Total current assets	118,090	20,659	(27,138)	111,611
Property and equipment:
Medical equipment	589,813	67,503	—	657,316
Property and office equipment	95,671	12,888	—	108,559
Accumulated depreciation	(505,799)	(55,019)	—	(560,818)

Total property and equipment, net	179,685	25,372	—	205,057
Other long-term assets:
Goodwill	283,141	63,027	—	346,168
Investment in subsidiary	79,770	—	(79,770)	—
Other intangibles, net	134,985	12,960	—	147,945
Other	8,930	1,646	—	10,576

Total assets	$804,601	$123,664	$(106,908)	$821,357

Liabilities and (Deficit) Equity
Current liabilities:
Current portion of long-term debt	$3,554	$1,660	$—	$5,214
Due to affiliates	—	27,138	(27,138)	—
Accounts payable	21,185	6,243	—	27,428
Accrued compensation	21,439	3,692	—	25,131
Accrued interest	18,809	—	—	18,809
Other accrued expenses	17,327	894	—	18,221

Total current liabilities	82,314	39,627	(27,138)	94,803
Long-term debt, less current portion	684,507	3,157	—	687,664
Pension and other long-term liabilities	10,942	6	—	10,948
Deferred income taxes, net	34,580	926	—	35,506
Commitments and contingencies
(Deficit) Equity
Common stock	—	—	—	—
Additional paid-in capital	250,676	76,003	(76,018)	250,661
Accumulated deficit	(255,956)	3,752	—	(252,204)
Accumulated loss in subsidiary	3,752	—	(3,752)	—
Accumulated other comprehensive loss	(6,214)	—	—	(6,214)

Total Universal Hospital Services, Inc. and Subsidiaries (deficit) equity	(7,742)	79,755	(79,770)	(7,757)
Noncontrolling interest	—	193	—	193

Total (deficit) equity	(7,742)	79,948	(79,770)	(7,564)

Total liabilities and (deficit) equity	$804,601	$123,664	$(106,908)	$821,357

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc. and Subsidiaries
Consolidating Balance Sheets
(in thousands, except share and per share information)
(unaudited)

	December 31, 2017
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Assets
Current assets:
Accounts receivable, less allowance for doubtful accounts	$76,093	$13,544	$—	$89,637
Due from affiliates	31,590	—	(31,590)	—
Inventories	3,800	5,960	—	9,760
Other current assets	6,127	709	—	6,836

Total current assets	117,610	20,213	(31,590)	106,233
Property and equipment:
Medical equipment	564,316	64,877	—	629,193
Property and office equipment	92,414	12,927	—	105,341
Accumulated depreciation	(485,960)	(50,560)	—	(536,520)

Total property and equipment, net	170,770	27,244	—	198,014
Other long-term assets:
Goodwill	283,141	63,027	—	346,168
Investment in subsidiary	76,606	—	(76,606)	—
Other intangibles, net	136,563	15,358	—	151,921
Other	2,411	698	—	3,109

Total assets	$787,101	$126,540	$(108,196)	$805,445

Liabilities and (Deficit) Equity
Current liabilities:
Current portion of long-term debt	$3,451	$1,592	$—	$5,043
Book overdrafts	5,345	22	—	5,367
Due to affiliates	—	31,590	(31,590)	—
Accounts payable	29,842	6,847	—	36,689
Accrued compensation	18,696	2,802	—	21,498
Accrued interest	18,671	—	—	18,671
Other accrued expenses	16,018	1,745	—	17,763

Total current liabilities	92,023	44,598	(31,590)	105,031
Long-term debt, less current portion	694,171	3,894	—	698,065
Pension and other long-term liabilities	11,384	1	—	11,385
Deferred income taxes, net	34,126	1,216	—	35,342
Commitments and contingencies
(Deficit) Equity
Common stock	—	—	—	—
Additional paid-in capital	250,033	76,003	(76,018)	250,018
Accumulated deficit	(288,586)	588	—	(287,998)
Accumulated loss in subsidiary	588	—	(588)	—
Accumulated other comprehensive loss	(6,638)	—	—	(6,638)

Total Universal Hospital Services, Inc. and Subsidiaries (deficit) equity	(44,603)	76,591	(76,606)	(44,618)
Noncontrolling interest	—	240	—	240

Total (deficit) equity	(44,603)	76,831	(76,606)	(44,378)

Total liabilities and (deficit) equity	$787,101	$126,540	$(108,196)	$805,445

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc. and Subsidiaries
Consolidating Statements of Operations
(in thousands)
(unaudited)

	Three Months Ended June 30, 2018
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Revenues	$113,789	$26,918	$—	$140,707
Cost of revenues	72,901	17,633	—	90,534

Gross margin	40,888	9,285	—	50,173
Selling, general and administrative	27,857	6,885	—	34,742
Gain on legal settlement	(23,474)	—	—	(23,474)

Operating income	36,505	2,400	—	38,905
Equity in earnings of subsidiary	(1,310)	—	1,310	—
Interest expense	13,028	509	—	13,537

Income before income taxes and noncontrolling interest	24,787	1,891	(1,310)	25,368
(Benefit) provision for income taxes	(212)	581	—	369

Consolidated net income	24,999	1,310	(1,310)	24,999
Net income attributable to noncontrolling interest	—	81	—	81

Net income attributable to Universal Hospital Services, Inc. and Subsidiaries	$24,999	$1,229	$(1,310)	$24,918

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc. and Subsidiaries
Consolidating Statements of Operations
(in thousands)
(unaudited)

	Three Months Ended June 30, 2017
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Revenues	$104,786	$23,424	$—	$128,210
Cost of revenues	71,273	14,922	—	86,195

Gross margin	33,513	8,502	—	42,015
Selling, general and administrative	24,410	6,208	—	30,618

Operating income	9,103	2,294	—	11,397
Equity in earnings of subsidiary	(929)	—	929	—
Interest expense	12,781	634	—	13,415

(Loss) income before income taxes and noncontrolling interest	(2,749)	1,660	(929)	(2,018)
(Benefit) provision for income taxes	(456)	731	—	275

Consolidated net (loss) income	(2,293)	929	(929)	(2,293)
Net income attributable to noncontrolling interest	—	98	—	98

Net (loss) income attributable to Universal Hospital Services, Inc. and Subsidiaries	$(2,293)	$831	$(929)	$(2,391)

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc. and Subsidiaries
Consolidating Statements of Operations
(in thousands)
(unaudited)

	Six Months Ended June 30, 2018
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Revenues	$230,986	$52,076	$—	$283,062
Cost of revenues	147,096	34,300		181,396

Gross margin	83,890	17,776	—	101,666
Selling, general and administrative	54,576	13,206	—	67,782
Gain on legal settlement	(23,474)	—	—	(23,474)

Operating income	52,788	4,570	—	57,358
Equity in earnings of subsidiary	(2,428)	—	2,428	—
Interest expense	25,920	1,068	—	26,988

Income before income taxes and noncontrolling interest	29,296	3,502	(2,428)	30,370
(Benefit) provision for income taxes	(443)	1,074	—	631

Consolidated net income	29,739	2,428	(2,428)	29,739
Net income attributable to noncontrolling interest	—	166	—	166

Net income attributable to Universal Hospital Services, Inc. and Subsidiaries	$29,739	$2,262	$(2,428)	$29,573

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc. and Subsidiaries
Consolidating Statements of Operations
(in thousands)
(unaudited)

	Six Months Ended June 30, 2017
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments		Consolidated
Revenues	$212,735	$46,128	$		$258,863
Cost of revenues	141,188	29,892		—	171,080

Gross margin	71,547	16,236		—	87,783
Selling, general and administrative	51,947	12,628		—	64,575

Operating income	19,600	3,608		—	23,208
Equity in earnings of subsidiary	(1,342)	—		1,342	—
Interest expense	25,714	1,180		—	26,894

(Loss) income before income taxes and noncontrolling interest	(4,772)	2,428		(1,342)	(3,686)
(Benefit) provision for income taxes	(589)	1,086		—	497

Consolidated net (loss) income	(4,183)	1,342		(1,342)	(4,183)
Net income attributable to noncontrolling interest	—	170		—	170

Net (loss) income attributable to Universal Hospital Services, Inc. and Subsidiaries	$(4,183)	$1,172		$(1,342)	$(4,353)

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc. and Subsidiaries
Consolidating Statements of Comprehensive Income (Loss)
(in thousands)
(unaudited)

	Three Months Ended June 30, 2018				Six Months Ended June 30, 2018
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Consolidated net income	$24,999	$1,310	$(1,310)	$24,999	$29,739	$2,428	$(2,428)	$29,739

Other comprehensive income:
Gain on minimum pension liability, net of tax	214	—	—	214	424	—	—	424

Total other comprehensive income	214	—	—	214	424	—	—	424

Comprehensive income	25,213	1,310	(1,310)	25,213	30,163	2,428	(2,428)	30,163
Comprehensive income attributable to noncontrolling interest	—	81	—	81	—	166	—	166

Comprehensive income attributable to Universal Hospital Services, Inc. and Subsidiaries	$25,213	$1,229	$(1,310)	$25,132	$30,163	$2,262	$(2,428)	$29,997

	Three Months Ended June 30, 2017				Six Months Ended June 30, 2017
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated	Parent Issuer UHS	Subsidiary Guarantors Surgical Services	Consolidating Adjustments	Consolidated
Consolidated net (loss) income	$(2,293)	$929	$(929)	$(2,293)	$(4,183)	$1,342	$(1,342)	$(4,183)

Other comprehensive income:
Gain on minimum pension liability, net of tax	192	—	—	192	371	—	—	371

Total other comprehensive income	192	—	—	192	371	—	—	371

Comprehensive (loss) income	(2,101)	929	(929)	(2,101)	(3,812)	1,342	(1,342)	(3,812)
Comprehensive income attributable to noncontrolling interest	—	98	—	98	—	170	—	170

Comprehensive (loss) income attributable to Universal Hospital Services, Inc. and Subsidiaries	$(2,101)	$831	$(929)	$(2,199)	$(3,812)	$1,172	$(1,342)	$(3,982)

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc. and Subsidiaries
Consolidating Statements of Cash Flows
(in thousands)
(unaudited)

	Six Months Ended June 30, 2018
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Consolidated net income	$29,739	$2,428	$(2,428)	$29,739
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	28,795	4,850	—	33,645
Gain on legal settlement	(21,474)	—	—	(21,474)
Amortization of intangibles, contract costs, deferred financing costs and bond premium	2,505	2,508	—	5,013
Equity in earnings of subsidiary	(2,428)	—	2,428	—
Provision for doubtful accounts	324	82	—	406
Provision for inventory obsolescence	144	175	—	319
Non-cash share-based compensation expense	1,256	251	—	1,507
Gain on sales and disposals of equipment	(1,025)	(25)	—	(1,050)
Deferred income taxes	454	(290)	—	164
Interest on note receivable	(21)	—	—	(21)
Changes in operating assets and liabilities:
Accounts receivable	(5,655)	482	—	(5,173)
Due from affiliates	4,703	—	(4,703)	—
Inventories	(549)	(5)	—	(554)
Other operating assets	129	(91)	—	38
Accounts payable	(1,962)	2,171	—	209
Other operating liabilities	2,701	356	—	3,057

Net cash provided by operating activities	37,636	12,892	(4,703)	45,825

Cash flows from investing activities:
Medical equipment purchases	(17,872)	(5,401)	—	(23,273)
Property and office equipment purchases	(4,205)	(111)	—	(4,316)
Proceeds from disposition of property and equipment	1,654	159	—	1,813
Issuance of note receivable from officer	(581)	—	—	(581)

Net cash used in investing activities	(21,004)	(5,353)	—	(26,357)

Cash flows from financing activities:
Proceeds under senior secured credit facility	104,448	—	—	104,448
Payments under senior secured credit facility	(113,598)	—	—	(113,598)
Payments of principal under capital lease obligations	(2,028)	(1,044)	—	(3,072)
Holdback payment related to acquisition	—	(624)	—	(624)
Distributions to noncontrolling interests	—	(213)	—	(213)
Proceeds from exercise of parent company stock options	285	—	—	285
Shares forfeited for taxes	(1,149)	—	—	(1,149)
Due to affiliates	—	(4,703)	4,703	—
Change in book overdrafts	(5,345)	(22)	—	(5,367)

Net cash used in financing activities	(17,387)	(6,606)	4,703	(19,290)

Net change in cash and cash equivalents	(755)	933	—	178
Cash and cash equivalents at the beginning of period	—	—	—	—

Cash and cash equivalents at the end of period	$(755)	$933	$—	$178

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Consolidating Financial Statements (Continued)

Universal Hospital Services, Inc. and Subsidiaries
Consolidating Statements of Cash Flows
(in thousands)
(unaudited)

	Six Months Ended June 30, 2017
	Parent Issuer UHS	Subsidiary Guarantors SS & RES	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Consolidated net (loss) income	$(4,183)	$1,342	$(1,342)	$(4,183)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	31,538	4,126	—	35,664
Amortization of intangibles, deferred financing costs and bond premium	2,929	2,531	—	5,460
Equity in earnings of subsidiary	(1,342)	—	1,342	—
Provision for doubtful accounts	85	(12)	—	73
Provision for inventory obsolescence	(10)	132	—	122
Non-cash share-based compensation expense	1,305	246	—	1,551
Gain on sales and disposals of equipment	(992)	(54)	—	(1,046)
Deferred income taxes	788	(584)	—	204
Interest on note receivable	(11)	—	—	(11)
Changes in operating assets and liabilities:
Accounts receivable	(466)	624	—	158
Due from affiliates	(5,731)	—	5,731	—
Inventories	14	481	—	495
Other operating assets	(134)	(280)	—	(414)
Accounts payable	(2,435)	(1,204)	—	(3,639)
Other operating liabilities	(2,430)	(951)	—	(3,381)

Net cash provided by operating activities	18,925	6,397	5,731	31,053

Cash flows from investing activities:
Medical equipment purchases	(19,105)	(5,191)	—	(24,296)
Property and office equipment purchases	(3,206)	(103)	—	(3,309)
Proceeds from disposition of property and equipment	2,010	81	—	2,091
Issuance of note receivable from officer	(936)	—	—	(936)
Acquisition and refund of escrow	3,691	(5,614)	—	(1,923)

Net cash used in investing activities	(17,546)	(10,827)	—	(28,373)

Cash flows from financing activities:
Proceeds under senior secured credit facility	83,200	—	—	83,200
Payments under senior secured credit facility	(79,692)	—	—	(79,692)
Payments of principal under capital lease obligations	(2,623)	(796)	—	(3,419)
Distributions to noncontrolling interests	—	(133)	—	(133)
Proceeds from exercise of parent company stock options	29	—	—	29
Contribution from Parent	1,900	—		1,900
Due to affiliates	—	5,731	(5,731)	—
Change in book overdrafts	(4,193)	(372)	—	(4,565)

Net cash (used in) provided by financing activities	(1,379)	4,430	(5,731)	(2,680)

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at the beginning of period	—	—	—	—

Cash and cash equivalents at the end of period	$—	$—	$—	$—

Universal Hospital Services, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

14. Concentration

        One customer, Memorial Hermann Health System, accounted for approximately 13% and 15% of total revenue for the six months ended June 30, 2018 and 2017, respectively. The Company is operating under multi-year agreements with customary terms and conditions with this customer.

15. Subsequent Events

        On August 9, 2018, we and IPC entered into a Second Amended and Restated Professional Services Agreement (the "Amended PSA"). Pursuant to the Amended PSA, in addition to the services previously provided under the original agreement, IPC will provide services related to a possible transaction resulting in a qualified public offering or change of control and will receive a fee of $10 million payable upon the consummation of such transaction. The Amended PSA also removes the acceleration of the advisory fee in the event of a sale of the Company or qualified public offering. Additionally, the Amended PSA amends the agreement to terminate on the earliest of (a) consummation of a qualified public offering, (b) consummation of a change in control and (c) the tenth anniversary of the date of the Amended PSA, provided, however, that if no qualified public offering or change of control has been consummated prior to such tenth anniversary, the Amended PSA will automatically extend on a year to year basis until either party provides written notice of its desire to terminate the Amended PSA or at such time as a qualified public offering or change of control has been consummated. The Amended PSA is attached as Exhibit 10.1 and incorporated herein by reference.

        On August 9, 2018, the board of directors of the Parent approved and adopted an amendment to the 2018 Executive Management Stock Option Plan, dated May 9, 2018 (the "2018 Plan") (a copy of which has been filed as Exhibit 10.1 on our Form 10-Q with the SEC on May 14, 2018) to confirm that any options granted under the 2018 Plan will only be exercisable upon a Change of Control of Parent ("Plan Amendment"). A copy of the Plan Amendment is filed with this Form 10-Q as Exhibit 10.2.

        On August 13, 2018, Parent and Federal Street Acquisition Corp. ("FSAC") entered into a definitive Merger Agreement.

        For further information on the proposed Merger Agreement, please refer to our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission ("SEC") on August 13, 2018.

        The transaction is expected to close in the fourth quarter of calendar year 2018 and is subject to customary and other closing conditions, including regulatory approvals and FSAC stockholder approval.

Annex A

AGREEMENT AND PLAN OF MERGER*

BY AND AMONG

FEDERAL STREET ACQUISITION CORP.,

AGILITI, INC.,

UMPIRE SPAC MERGER SUB,  INC.,

UMPIRE EQUITY MERGER SUB, INC.,

UMPIRE CASH MERGER SUB, INC.,

UHS HOLDCO, INC.,

IPC/UHS CO-INVESTMENT PARTNERS, L.P.

(solely in its capacity as a Majority Stockholder),

and

IPC/UHS, L.P.

(solely in its capacity as a Majority Stockholder and

as the Stockholders' Representative),

Dated as of August 13, 2018

*
Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

A-ii

A-iii

LIST OF EXHIBITS

Exhibit A	Definitions
Exhibit B.1	Accounting Principles
Exhibit B.2	Illustrative Example of Working Capital
Exhibit C	Form of Company Letter of Transmittal
Exhibit D	Form of Registration Rights Agreement
Exhibit E	Form of Director Nomination Agreement
Exhibit F	Form of Escrow Agreement
Exhibit G	Indebtedness for Borrowed Money
Exhibit H	Form of Exchange Agent Agreement
Exhibit I	Form of Tax Receivable Agreement
Exhibit J	Form of PubCo Amended and Restated Articles of Incorporation
Exhibit K	Form of PubCO Amended and Restated Bylaws

 LISTING OF COMPANY DISCLOSURE SCHEDULES

Disclosure Schedules	Description
3.3	Capitalization
3.4	Company Subsidiaries
3.5	Consents and Approvals; No Violations
3.8	Absence of Certain Changes
3.9	Real Estate
3.10	Intellectual Property
3.11	Litigation
3.12	Company Material Contracts
3.15	Licenses and Permits
3.16	Company Benefit Plans
3.19	Certain Fees
3.20	Insurance Policies
3.21	Affiliate Transactions
3.23	Customers and Suppliers
3.24	Compliance with Laws
3.26	Government Contracts
5.1	Interim Operations of the Company
5.15	Termination of Agreements
5.23	Certain Arrangements

A-ii

 LISTING OF PARENT DISCLOSURE SCHEDULES

Disclosure Schedules	Description
1.5	Directors and Officers
4.1	Subsidiaries
4.3	Capitalization
4.9	Parent Material Contracts
4.10	Tax Returns; Taxes
4.12	Certain Fees
5.2	Interim Operations of the Parent Parties
5.3(a)	Permitted Equity Financing Terms and Conditions

A-iii

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated August 13, 2018 (this "Agreement"), is made and entered into by and among FEDERAL STREET ACQUISITION CORP., a Delaware corporation ("Parent"), AGILITI, INC., a Delaware corporation and a wholly-owned Subsidiary of Parent ("PubCo"), UMPIRE SPAC MERGER SUB, INC., a Delaware corporation and a wholly-owned Subsidiary of PubCo ("Parent Merger Sub"), UMPIRE EQUITY MERGER SUB, INC., a Delaware corporation and a wholly-owned Subsidiary of PubCo ("Company Equity Merger Sub"), UMPIRE CASH MERGER SUB, INC., a Delaware corporation and a wholly-owned Subsidiary of Parent Merger Sub ("Company Cash Merger Sub" and together with Company Equity Merger Sub, the "Company Merger Subs", the Company Merger Subs collectively with Parent Merger Sub, the "Merger Subs", and the Merger Subs together with PubCo and Parent, the "Parent Parties"), UHS HOLDCO, INC., a Delaware corporation (the "Company"), solely in their capacities as the Majority Stockholders, IPC/UHS, L.P ("IPC"), and IPC/UHS Co-Investment Partners, L.P., each a Delaware limited partnership (collectively, the "Majority Stockholders") and, solely in its capacity as the Stockholders' Representative pursuant to Section 9.14 hereof, IPC (the "Stockholders' Representative"). The Parent Parties and the Company are sometimes individually referred to in this Agreement as a "Party" and collectively as the "Parties". Capitalized terms used in this Agreement shall have the meanings ascribed to them in Exhibit A attached hereto.

        WHEREAS, upon the terms and subject to the conditions of this Agreement, the Parties intend to enter into a business combination transaction pursuant to which, in accordance with the Delaware General Corporation Law (the "DGCL"), (a) Parent Merger Sub shall merge with and into Parent, with Parent surviving such merger (the "Parent Merger"), (b) immediately after the Parent Merger, Company Equity Merger Sub shall merge with and into the Company, with the Company surviving such merger ("Company Merger 1"), (c) immediately after Company Merger 1, Company Cash Merger Sub shall merge with and into the Company, with the Company surviving such merger ("Company Merger 2", and together with Company Merger 1, the "Company Mergers" and the Company Mergers collectively with the Parent Merger, the "Mergers") and (d) immediately after the Mergers, PubCo shall contribute its Company stock to Parent (the "Contribution"). As a result of the Mergers and the Contribution, Parent shall become a wholly-owned Subsidiary of PubCo, the Company will become a wholly-owned Subsidiary of Parent, and PubCo will become a publicly traded company;

        WHEREAS, the board of directors of Parent has (a) determined that it is advisable for Parent and its stockholders for Parent to enter into this Agreement and the Ancillary Agreements, (b) approved the execution and delivery of this Agreement and the Ancillary Agreements, Parent's performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Parent Merger, and (c) recommended adoption and approval of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby by the stockholders of Parent;

        WHEREAS, the board of directors of each of PubCo, Parent Merger Sub and each Company Merger Sub has unanimously approved this Agreement and the Ancillary Agreements and declared it advisable for PubCo, Parent Merger Sub and each Company Merger Sub, respectively, to enter into this Agreement and the Ancillary Agreements;

        WHEREAS, Parent, as the sole stockholder of PubCo, has approved and adopted this Agreement and the Ancillary Agreements and the transactions contemplated by this Agreement and the Ancillary Agreements by its execution and delivery of this Agreement and pursuant to action taken by unanimous written consent in accordance with the requirements of the DGCL and the Organizational Documents of PubCo;

        WHEREAS, PubCo, as the sole stockholder of Parent Merger Sub and Company Equity Merger Sub, has approved and adopted this Agreement and the Ancillary Agreements and the transactions contemplated by this Agreement and the Ancillary Agreements by its execution and delivery of this Agreement and pursuant to action taken by unanimous written consent in accordance with the requirements of the DGCL and the Organizational Documents of Parent Merger Sub and Company Equity Merger Sub;

        WHEREAS, Parent Merger Sub, as the sole stockholder of Company Cash Merger Sub, has approved and adopted this Agreement and the Ancillary Agreements, and the transactions contemplated by this Agreement and the Ancillary Agreements by its execution and delivery of this Agreement and pursuant to action taken by unanimous written consent in accordance with the requirements of the DGCL and the Organizational Documents of Company Cash Merger Sub;

        WHEREAS, the board of directors of the Company has (a) determined that it is advisable for the Company and its stockholders for the Company to enter into this Agreement and the Ancillary Agreements, (b) approved the execution and delivery of this Agreement and the Ancillary Agreements, the Company's performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Company Mergers, and (c) recommended adoption and approval of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby by the stockholders of the Company;

        WHEREAS, as a condition to the consummation of the transactions contemplated hereby and in accordance with the terms hereof, Parent shall provide the holders of its Class A Common Stock sold as part of the units in Parent's initial public offering (the "Offering Shares") the opportunity to elect to have such shares of Class A Common Stock redeemed for the consideration provided in, and on the terms and subject to the conditions and limitations set forth in, Parent's Organizational Documents in conjunction with obtaining approval from the stockholders of Parent for the transactions contemplated hereby (collectively with the other transactions, authorizations and approvals set forth in the Proxy Statement, the "Offer");

        WHEREAS, as a condition to and inducement to the Company's willingness to enter into this Agreement, simultaneously with the execution of this Agreement, Parent Sponsor is entering into a voting agreement with the Company (the "Parent Sponsor Voting Agreement");

        WHEREAS, as a condition to and inducement to the Parent Parties' willingness to enter into this Agreement, simultaneously with the execution of this Agreement, the Majority Stockholders and certain other stockholders of the Company are entering into a voting and transaction support agreement with PubCo (the "Company Stockholder Voting Agreement");

        WHEREAS, pursuant to the Organizational Documents of Parent, shares of Parent Class F Stock shall automatically convert into shares of Parent Common Stock upon a Business Combination; and

        WHEREAS, the Parties desire to make certain representations, warranties, covenants and other agreements in connection with the foregoing and also prescribe certain conditions to the Mergers as specified herein.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party hereby agrees:

ARTICLE I
THE MERGER

        Section 1.1    The Mergers and Contribution.

          (a)    The Parent Merger.    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Parent Merger Sub will merge with and into Parent at the Parent Effective Time. Following the Parent Merger, the separate corporate existence of

  Parent Merger Sub will cease and Parent will continue as the surviving corporation in the Parent Merger (the "Parent Surviving Subsidiary") and as a wholly-owned Subsidiary of PubCo.

          (b)    The Company Mergers.    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, immediately after the Parent Effective Time, Company Equity Merger Sub shall merge with and into the Company, with the Company surviving such merger, and immediately after the Company Merger 1 Effective Time, Company Cash Merger Sub shall merge with and into the Company, with the Company surviving such merger. Following each of the Company Mergers, the separate corporate existence of each Company Merger Sub will cease. The Company will continue as the surviving corporation in each of the Company Mergers (the "Company Surviving Subsidiary" and together with the Parent Surviving Subsidiary, the "Surviving Subsidiaries"), provided, that notwithstanding the Company Mergers, the Company will not be included within the meaning of the term "Parent Parties" for purposes of this Agreement.

          (c)    The Contribution.    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, immediately after the Effective Time, PubCo shall transfer all of its directly held shares of the Company Common Stock to Parent, and as a consequence thereof, the Company will become a wholly-owned Subsidiary of Parent.

        Section 1.2    Effective Time.    Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Parties (a) shall cause the Parent Merger to be consummated by filing a certificate of merger in form and substance reasonably acceptable to the Company and Parent (the "Parent Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, (b) shall cause Company Merger 1 to be consummated immediately after consummation of the Parent Merger by filing a certificate of merger in form and substance reasonably acceptable to the Company and Parent (the "First Company Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and (c) shall cause Company Merger 2 to be consummated immediately after Company Merger 1 by filing a certificate of merger in form and substance reasonably acceptable to the Company and Parent (the "Second Company Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. As soon as practicable on or after the Closing Date, the Parties shall make any and all other filings or recordings required under the DGCL to give effect to the Mergers. The Parent Merger will be effective at such time as the Parties duly file the Parent Certificate of Merger with the Secretary of State of the State of Delaware or at such other date or time as Parent and the Company agree in writing and specify in the Parent Certificate of Merger (the time the Parent Merger becomes effective being the "Parent Effective Time"). Company Merger 1 will be effective at such time as the Parties duly file the First Company Certificate of Merger with the Secretary of State of the State of Delaware or at such other date or time as Parent and the Company agree in writing and specify in the First Company Certificate of Merger (the time Company Merger 1 becomes effective being the "Company Merger 1 Effective Time"). Company Merger 2 will be effective at such time as the Parties duly file the Second Company Certificate of Merger with the Secretary of State of the State of Delaware or at such other date or time as Parent and the Company agree in writing and specify in the Second Company Certificate of Merger (the time Company Merger 2 becomes effective being the "Effective Time"). The Contribution will occur and be effective immediately after the Effective Time.

        Section 1.3    Effects of the Mergers.    The Mergers will have the effects set forth in this Agreement and the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject hereto, at the respective effective times of the Mergers, all property, rights, privileges, immunities, powers and franchises of Parent Merger Sub and the Company Merger Subs will vest in the Parent Surviving Subsidiary and the Company Surviving Subsidiary, respectively, and all claims, obligations, restrictions, disabilities, liabilities, debts and duties of Parent Merger Sub and the Company Merger

Subs will become the claims, obligations, restrictions, disabilities, liabilities, debts and duties of the Parent Surviving Subsidiary and the Company Surviving Subsidiary, respectively.

        Section 1.4    Governing Documents.    At the Effective Time, (i) the articles of incorporation of PubCo shall be amended and restated in substantially the form of Exhibit J, (ii) the bylaws of PubCo shall be amended and restated in substantially the form of Exhibit K and (iii) (ii) PubCo shall cause the Organizational Documents of (a) the Parent Surviving Subsidiary to be amended in their entirety to contain the provisions set forth in the Organizational Documents of Parent Merger Sub, and (b) the Company Surviving Subsidiary to be amended in their entirety to contain the provisions set forth in the Organizational Documents of the Company Merger Subs, in each case as in effect immediately prior to the Effective Time.

        Section 1.5    Directors and Officers.

          (a)   Immediately prior to the Parent Effective Time, the individuals designated as the directors and officers of PubCo as set forth in Section 1.5 of the Parent Disclosure Schedule, together with any other individuals Parent and the Stockholders' Representative may agree to designate as directors prior to Closing, will become the directors and officers of PubCo and will remain the directors and officers of PubCo until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

          (b)   At the Effective Time, the individuals designated as the respective directors and officers set forth in Section 1.5 of the Parent Disclosure Schedule, together with any other individuals Parent and the Stockholders' Representative may agree to designate as directors prior to Closing, will become the directors and officers of the Parent Surviving Subsidiary and the Company Surviving Subsidiary and will remain the directors and officers of such Surviving Subsidiary after the Mergers, in each case until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

ARTICLE II
MERGER CONSIDERATION; CONVERSION OF SECURITIES

        Section 2.1    Closing Date Statements.

          (a)   Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent:

              (i)  a statement, signed by the Chief Financial Officer of the Company, which sets forth the (i) name of each Company Stockholder of record on the books and records of the Company, (ii) number of shares of Company Common Stock owned by each such Company Stockholder, (iii) name of each holder of Options and/or RSUs, (iv) number of Options and/or RSUs owned by each holder of Options and/or RSUs, and the exercise price (with respect to Options) payable with respect thereto, and (v) Aggregate Option Exercise Price;

             (ii)  a statement (the "Closing Date Financial Certificate"), signed by the Chief Financial Officer of the Company, which sets forth a good faith estimate of (i) the Cash and Cash Equivalents as of 11:59 p.m. Central Prevailing Time on the day immediately preceding the Closing Date (the "Estimated Closing Cash"), (ii) the Net Working Capital as of 11:59 p.m. Central Prevailing Time on the day immediately preceding the Closing Date (the "Estimated Closing Net Working Capital") and the Estimated Net Working Capital Surplus or the Estimated Net Working Capital Deficit, as the case may be, (iii) the Company Transaction Expenses as of immediately prior to the Closing (the "Estimated Closing Company Transaction Expenses"), and (iv) the Reimbursed Transaction Expenses as of immediately prior to the Closing, in each case with reasonable supporting detail; and

            (iii)  a statement (the "Closing Date Indebtedness Statement"), signed by the Chief Financial Officer of the Company, which sets forth with respect to each debt facility and payee, the Indebtedness of the Company and the Company Subsidiaries as of immediately prior to the Closing (the "Estimated Closing Indebtedness"); provided, that, the Estimated Closing Indebtedness may be updated on the date that is one day immediately prior to the Closing Date to set forth, in the case of Indebtedness for Borrowed Money (other than the Senior Notes), the amount specified in the Payoff Letters as being required to be paid on the Closing Date.

          (b)   Parent shall be entitled to review and comment upon the Closing Date Financial Certificate and Closing Date Indebtedness Statement delivered by the Company pursuant to this Section 2.1, and the Company shall consider Parent's comments thereto in good faith.

        Section 2.2    Calculation of the Merger Consideration.

          (a)   Calculation of Merger Consideration. When used herein, the "Merger Consideration" means the result equal to:

              (i)  $1,580,000,000;

             (ii)  plus the Estimated Net Working Capital Surplus, if any;

            (iii)  plus the lesser of (A) the Estimated Closing Cash and (B) $5,000,000.00 (such lesser amount, the "Estimated Closing Cash Payment");

            (iv)  plus the Tail Premium, to the extent paid by a Group Company prior to 11:59 p.m. Central time on the day immediately preceding the Closing Date;

             (v)  plus the Reimbursed Transaction Expenses;

            (vi)  minus the Estimated Closing Indebtedness;

           (vii)  minus the Estimated Net Working Capital Deficit, if any;

          (viii)  minus the Estimated Closing Company Transaction Expenses;

            (ix)  minus the Administrative Expense Amount;

             (x)  minus the Escrow Amount.

        After the Effective Time, the Merger Consideration shall be subject to a Merger Consideration Adjustment pursuant to Section 2.12. Additionally, from and after the Closing, the Company shall pay, or cause to be paid when due, with respect to the Company Common Stock, the Options and the RSUs, any amounts payable pursuant to the terms and conditions of the Tax Receivable Agreement.

          (b)   The Merger Consideration shall consist of:

              (i)  the Aggregate Stock Consideration; and

             (ii)  an amount of cash equal to the Merger Consideration minus the Total Equity Value (such amount, the "Total Cash Value"); and

            (iii)  the PubCo Rollover Equity.

        Section 2.3    Payment of the Merger Consideration.

          (a)   Exchange Agent; Exchange Agent Fund. At the Effective Time, PubCo shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of the Company Stockholders:

              (i)  evidence of book-entry shares representing a number of whole shares of PubCo Common Stock equal to the aggregate Stock Amount deliverable to the Company Stockholders pursuant to this Article II;

             (ii)  cash in an amount equal to the Cash Amount multiplied by the number of shares of Company Common Stock (other than shares of Company Common Stock described in Section 2.6(a)(ii) and Section 2.6(b)(ii) and any Company Dissenting Shares) issued and outstanding immediately prior to the Effective Time (following the contribution of the Named Executive Equity pursuant to Section 2.7(b)(ii) but prior to the consummation of Company Merger 1); and

            (iii)  the aggregate amount of cash payable to the Company Stockholders in lieu of fractional shares pursuant to Section 2.10(d) (clauses (i) through (iii) collectively, the "Aggregate Stockholder Closing Merger Consideration").

          (b)   Any such shares of PubCo Common Stock and cash deposited with the Exchange Agent, together with any interest or other earnings thereon shall hereinafter be referred to as the "Exchange Agent Fund". The Exchange Agent Fund shall be subject to the terms of this Agreement and the Exchange Agent Agreement.

          (c)   Subject to Section 2.7(b) and Section 2.10, at the Closing, PubCo shall cause to be issued or paid from the Exchange Agent Fund to each Company Stockholder that holds Company Common Stock (other than shares of Company Common Stock described in Section 2.6(a)(ii) and Section 2.6(b)(ii) and any Company Dissenting Shares) immediately prior to the Effective Time (following the contribution of the Named Executive Equity pursuant to Section 2.7(b)(ii) but prior to the consummation of Company Merger 1), (A) evidence of book-entry shares representing the number of whole shares of PubCo Common Stock equal to the aggregate Stock Amount in respect of each share of Company Common Stock held by such Company Stockholder, and (B) an amount of cash equal to (1) the aggregate Cash Amount in respect of each share of Company Common Stock held by such Company Stockholder, plus (2) any cash in lieu of fractional shares which such Company Stockholder has the right to receive in respect of such Company Common Stock pursuant to Section 2.10(d), by wire transfer of immediately available funds to the account such Company Stockholder identified in the Company Letter of Transmittal for such Company Stockholder.

          (d)    Cash-Settled Option and RSU Consideration.    At the Effective Time, subject to Section 2.7(b), PubCo shall cause to be paid to UHS OpCo: (A) for the benefit of the holders of Cash-Settled Options, cash in an amount equal to the aggregate Option-Based Cash Merger Consideration and (B) for the benefit of the holders of RSUs, cash in an amount equal to the RSU-Based Cash Merger Consideration.

          (e)    Named Executive Sold Common Stock.    At the Effective Time, PubCo shall pay or cause to be paid to the Named Executives the amounts contemplated by Section 2.7(b)(i) in respect of the Named Executive Sold Common Stock.

        Section 2.4    Payment of Other Amounts at Closing.    At the Closing, PubCo shall:

          (a)   subject to Section 5.21, on behalf of the Company, pay or cause to be paid the aggregate amount of Indebtedness for Borrowed Money in the Closing Date Indebtedness Statement payable on the Closing Date to such account or accounts as the Company specifies to Parent in the Closing Date Indebtedness Statement;

          (b)   on behalf of the Company, pay or cause to be paid to such account or accounts as the Company specifies to Parent pursuant to the Closing Date Financial Certificate, the Estimated Closing Company Transaction Expenses;

          (c)   on behalf of the Parent Parties, pay or cause to be paid to such account or accounts as the Parent specifies to PubCo and the Company in writing, the aggregate amount of the Parent Transaction Expenses;

          (d)   deposit or cause to be deposited the Escrow Amount with the Escrow Agent by wire transfer of immediately available funds, which shall be held by the Escrow Agent in accordance with the terms of the Escrow Agreement; and

          (e)   on behalf of the Equity Holders, pay or cause to be paid to the Stockholders' Representative the Administrative Expense Amount for deposit into the Administrative Expense Account.

        Section 2.5    Conversion of Parent Securities.    At the Effective Time, by virtue of the Parent Merger and without any action on the part of any Party or the holders of any of the following securities:

          (a)    Conversion of Parent Common Stock.    Each issued and outstanding share of Parent Common Stock, excluding shares of Parent Common Stock to be canceled pursuant to Section 2.5(c) and any Parent Redeemed Shares, will be canceled and convert automatically into one (1) share of PubCo Common Stock.

          (b)    Effect on Parent Warrants.    At the Effective Time, each Parent Warrant (or portion thereof) issued and outstanding immediately prior to the Effective Time shall, in accordance with the terms of the Parent Warrant Agreements, become exercisable for shares of PubCo Common Stock (or an equivalent portion thereof), and the rights and obligations of Parent under the Parent Warrant Agreements shall be assigned to and assumed by PubCo (such warrants, following the Effective Time, are referred to herein as the "PubCo Warrants"). Each of the PubCo Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Parent Warrants. At or prior to the Effective Time, PubCo shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the PubCo Warrants remain outstanding, a sufficient number of shares of PubCo Common Stock for delivery upon the exercise of such PubCo Warrants.

          (c)    Cancellation of Treasury Stock and Parent-Owned Stock.    Each share of Parent Common Stock held in the treasury of Parent and any shares of Parent Common Stock owned by any Subsidiary of Parent will be canceled automatically without conversion thereof and no payment or distribution will be made with respect thereto.

          (d)    Equity Interests of Parent Merger Sub.    At the Effective Time, by virtue of the Parent Merger and without any action on the part of any Party or the holders of any shares of capital stock of Parent or Parent Merger Sub, each share of common stock of Parent Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and non-assessable share of common stock of the Parent Surviving Subsidiary and shall constitute the only outstanding shares of capital stock of the Parent Surviving Subsidiary.

        Section 2.6    Conversion of Company Securities.

          (a)    Company Merger 1.    At the Company Merger 1 Effective Time, by virtue of Company Merger 1 and without any action on the part of any Party or the holders of any of the following securities:

            (i)    Conversion of Company Common Stock.    Subject to Section 2.7(b), each issued and outstanding share of Company Common Stock, excluding shares of Company Common Stock to be canceled pursuant to Section 2.6(a)(ii) and any Company Dissenting Shares, will be canceled and convert automatically into the right to receive the following: (A) a number of shares of common stock of the Company Surviving Subsidiary equal to (x) one (1) multiplied by (y) the Cash Percentage, and (B) a number of shares of PubCo Common Stock equal to the Stock Amount, in each case, payable, without interest, to the applicable Company Stockholder in accordance with Section 2.3(a) and Section 2.10.

            (ii)    Cancellation of Treasury Stock and Company-Owned Stock.    Each share of Company Common Stock held in the treasury of the Company and any shares of Company Common Stock owned by PubCo, Parent, or any Subsidiary of the Company, including the Named Executive Equity that is Common Stock, will be canceled automatically without conversion thereof and no payment or distribution of Merger Consideration or other consideration will be made with respect thereto.

            (iii)    Equity Interests of Company Merger Sub 1.    At the Company Merger 1 Effective Time, by virtue of Company Merger 1 and without any action on the part of any Party or the holders of any shares of capital stock of the Company or any Company Merger Sub, each share of common stock of Company Equity Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for shares of issued, fully paid and nonassessable common stock of the Company Surviving Subsidiary in an amount equal to one (1) share multiplied by the percentage equal to one (1) minus the Cash Percentage. Together with the shares of common stock of Company Surviving Subsidiary issued pursuant to Section 2.6(a)(i), the shares described in the preceding sentence shall constitute the only outstanding shares of capital stock of the Company Surviving Subsidiary after the Company Merger 1 Effective Time.

          (b)    Company Merger 2.    At the Company Merger 2 Effective Time, by virtue of Company Merger 2 and without any action on the part of any Party or the holders of any of the following securities:

            (i)    Conversion of Company Common Stock; Potential Post-Closing Consideration.    Each issued and outstanding share of common stock of the Company Surviving Subsidiary, excluding shares of Company Common Stock described in Section 2.6(b)(ii) and any Company Dissenting Shares, will be canceled and convert automatically into the right to receive the following: (x) an amount in cash equal to the Per Share Amount; and (y) a contingent right, without interest, to a portion of the Escrow Amount, Administrative Expense Amount and any additional consideration received pursuant to Section 2.12, and (z) a right to receive any amounts payable pursuant to the Tax Receivable Agreement (clauses (y) and (z), the "Potential Post-Closing Consideration"), in each case to the extent payable to the applicable Company Stockholder in accordance with Section 2.3(a) and Section 2.10. For the avoidance of doubt, each Option and RSU shall be entitled to a contingent right to a portion of the Potential Post-Closing Consideration payable, without interest, to the applicable holder in accordance with Section 2.3(a), Section 2.3(d), Section 2.7, and/or Section 2.10, as applicable. To the extent the fractional amount of the Per Share Amount does not end in a whole cent, the aggregate cash consideration payable to each holder of shares of common stock of the Company

    Surviving Subsidiary pursuant to this Section 2.6(b)(i) shall be rounded up to the nearest whole cent.

            (ii)    Company-Owned Stock.    Each share of common stock of Company Surviving Subsidiary owned by PubCo immediately prior to the Effective Time will remain outstanding without conversion thereof and no payment or distribution will be made with respect thereto.

            (iii)    Equity Interests of Company Merger Sub 2.    At the Effective Time, by virtue of Company Merger 2 and without any action on the part of any Party or the holders of any shares of capital stock of the Company or any Company Merger Sub, each share of common stock of Company Cash Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for shares of issued, fully paid and non-assessable common stock of the Company Surviving Subsidiary in an amount equal to one (1) share multiplied by the Cash Percentage. Together with the shares of common stock of Company Surviving Subsidiary remaining outstanding pursuant to Section 2.6(b)(ii), the shares described in the preceding sentence shall constitute the only outstanding shares of capital stock of the Company Surviving Subsidiary after the Company Merger 2 Effective Time.

        Section 2.7    Treatment of Equity Awards; Named Executive Equity.

          (a)    Company Stock Options.    Except as otherwise provided in Section 2.7(b) with respect to the Named Executive Equity, the treatment of Cash-Settled Options and Rollover Options shall be as follows:

            (i)    Cash-Settled Options.    The Company shall take all requisite action so that, at the Effective Time, by virtue of the Mergers and pursuant to the Stock Option Plan and the 2018 Stock Option Plan, without any action on the part of the holder thereof, each Optionholder's Cash-Settled Options that are outstanding pursuant to the Stock Option Plan or the 2018 Stock Option Plan or otherwise immediately prior to the Effective Time, whether or not then vested or exercisable, shall be automatically cancelled and converted into the right to receive cash in an amount equal to: (x) the product of (1) the number of Cash-Settled Options multiplied by (2) the Per Share Amount, minus (y) the portion of the Aggregate Option Exercise Price attributable to such Cash-Settled Options (the "Option-Based Cash Merger Consideration"), minus (z) the Applicable Withholding Amount. Prior to the Closing, the Company and the board of directors of the Company shall adopt resolutions and take such other actions as necessary or appropriate to implement the provisions of this Section 2.7(a)(i) and the Company shall otherwise take all actions necessary so that, at the Effective Time, all Cash-Settled Options under the Stock Option Plan and the 2018 Stock Option Plan that are outstanding as of immediately prior to the Effective Time shall have been terminated and extinguished without any ongoing liability to the Surviving Subsidiaries. For the avoidance of doubt, in the event that the per-share exercise price under any Cash-Settled Option is equal to or greater than the Per Share Amount, such Option shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect. Other than the Potential Post-Closing Consideration, payment pursuant to this Section 2.7(a) shall constitute the sole consideration payable in respect of the Cash-Settled Options. To the extent the fractional amount of the Per Share Amount does not end in a whole cent, the aggregate cash consideration payable to each Optionholder pursuant to this Section 2.7(a)(i) shall be rounded up to the nearest whole cent.

            (ii)    Rollover Options.    At the Effective Time, PubCo shall assume the Stock Option Plan and the 2018 Stock Option Plan and all outstanding Rollover Options following the transactions contemplated by Section 2.7(a)(i) and Section 2.7(b)(ii), such that, subject to Section 2.7(b)(iii), the Rollover Options will be assumed and converted into the right to receive fully-vested options in respect of shares of PubCo Common Stock, subject to adjustments in a manner consistent with the requirements of Section 409A of the Code and Section 424(a) of the Code. Such adjustments shall be made in a manner that does not reduce the Aggregate Spread Value of the Rollover Options. Any Rollover Options shall be rolled over in, and converted into, options on PubCo Common Stock in accordance with the following: (1) the new exercise price of each such Rollover Option (the "New Exercise Price") shall be the lesser of (x) the product of (i) the Reference Price multiplied by (ii) the ratio of the existing exercise price of such Rollover Option to the Per Share Amount and (y) the product of (i) the Reference Price multiplied by (ii) 25%, and (2) the number of new PubCo options to be granted from the Optionholder's Rollover Options shall be equal to the quotient of (i) the Aggregate Spread Value of such Rollover Options divided by (ii) the difference between the Reference Price and the New Exercise Price. The Stock Option Plan shall provide that holders of fractional options for PubCo Common Stock shall be entitled to receive in respect of each such fractional option an amount in cash equal to the product of (x) the amount of such fractional option (expressed as a percentage) multiplied by (y) the difference between the Reference Price and the New Exercise Price of such fractional option, and shall not be entitled to exercise such fractional option to purchase shares of PubCo Common Stock. Prior to Closing, the board of directors of the Company and PubCo shall adopt resolutions and take such other actions as necessary or appropriate to implement the provisions of this Section 2.7(a)(ii).

          (b)    Named Executive Equity.    Each Named Executive is party to an Agreement with the Parent Parties, dated as of the date hereof, pursuant to which such Named Executive shall, notwithstanding anything in Section 2.6 or this Section 2.7 to the contrary, immediately prior to the Closing (prior to the consummation of Company Merger 1), contribute its Named Executive Equity (other than RSUs) to PubCo, which contributed Named Executive Equity shall be treated as follows:

            (i)    Named Executive Sold Common Stock.    Each share of Named Executive Sold Common Stock will be entitled to receive the following: (x) an amount in cash equal to the Per Share Amount and (y) a right to a portion of the Potential Post-Closing Consideration, in each case to the extent payable to the applicable Company Stockholder in accordance with Section 2.3(a) and Section 2.10. Prior to the Effective Time (prior to the contribution of the Named Executive Equity pursuant to Section 2.7(b)(iii) and the consummation of Company Merger 1) the Company shall take all actions necessary pursuant to its Organizational Documents, the Securityholders Agreement or otherwise to effect the transactions contemplated by this Section 2.7(b)(i). To the extent the fractional amount of the Per Share Amount does not end in a whole cent, the aggregate cash consideration payable to the Named Executives pursuant to this Section 2.7b)(i) shall be rounded up to the nearest whole cent.

            (ii)    Named Executive Cash-Settled Options.    The Company shall take all requisite action so that, at the Effective Time, by virtue of the Mergers and pursuant to the Stock Option Plan and the 2018 Stock Option Plan, without any action on the part of the holder thereof, each Named Executive's Cash-Settled Options that are outstanding pursuant to the Stock Option Plan and the 2018 Stock Option Plan or otherwise immediately prior to the Effective Time, whether or not then vested or exercisable, shall be automatically cancelled and converted into the right to receive cash in an amount equal to: (x) the product of (1) the number of Named Executive Cash-Settled Options multiplied by (2) the Per Share Amount, minus (y) the portion of the Aggregate Option Exercise Price attributable to such Named Executive Cash-Settled Options (the "Named Executive Option-Based Cash Merger Consideration"), minus (z) the Applicable Withholding Amount. Prior to the Closing, the Company and the board of directors of the Company shall adopt resolutions and take such other actions as necessary or appropriate to implement the provisions of this Section 2.7(b)(ii) and the Company shall otherwise take all actions necessary so that, at the Effective Time, all Named Executive Cash-Settled Options under the Stock Option Plan and the 2018 Stock Option Plan that are outstanding as of immediately prior to the Effective Time shall have been terminated and extinguished without any ongoing liability to the Surviving Subsidiaries. For the avoidance of doubt, in the event that the per-share exercise price under any Named Executive Cash-Settled Option is equal to or greater than the Per Share Amount, such Option shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect. Other than the Potential Post-Closing Consideration, payment pursuant to this Section 2.7(b) shall constitute the sole consideration payable in respect of the Named Executive Cash-Settled Options. To the extent the fractional amount of the Per Share Amount does not end in a whole cent, the aggregate cash consideration payable to each Optionholder pursuant to this Section 2.7(b)(ii) shall be rounded up to the nearest whole cent.

            (iii)    Named Executive Rollover Equity.    PubCo shall assume all Named Executive Rollover Equity, such that the Named Executive Rollover Equity will be assumed and converted into the right to receive, (i) with respect to the Named Executive Rollover Equity that is Company Common Stock, shares of PubCo Common Stock equal to (A) the aggregate number of shares of such Company Common Stock multiplied by the Per Share Amount, divided by (B) the Reference Price and, (ii) with respect to the Named Executive Rollover Equity that are Options, fully-vested options in respect of shares of PubCo Common Stock (as applicable), in accordance with Section 2.7(a)(ii), subject to adjustments in a manner consistent with the requirements of Section 409A of the Code and Section 424(a) of the Code with respect to options. Prior to Closing, the Company, the board of directors of the Company and PubCo shall adopt resolutions and take such other actions as necessary or appropriate to implement the provisions of this Section 2.7(b)(iii).

          (c)    RSUs.    The Company shall take all requisite action so that, at the Effective Time, each restricted stock unit issued by the Company ("RSU") that is outstanding pursuant to the Stock Option Plan or otherwise immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Mergers and without any action on the part of the holder thereof, cancelled and converted into the right to receive from UHS OpCo, as promptly as reasonably practicable after the Effective Time: (i) cash in an amount equal to the product of (A) (1) the aggregate number of shares of Company Common Stock subject to such RSU multiplied by (2) the Per Share Amount (the "RSU-Based Cash Merger Consideration") minus (z) the Applicable Withholding Amount (with respect to all of the consideration payable pursuant to this Section 2.7(c)) in accordance with Section 2.11 and (ii) a contingent right to an applicable portion of the aggregate Potential Post-Closing Consideration payable pursuant to this Agreement. Other than the Potential Post-Closing Consideration, payment pursuant to this Section 2.7(c) shall constitute the sole consideration payable in respect of the RSUs. If the RSU-Based Cash Merger Consideration is less than the Applicable Withholding Amount on all consideration payable pursuant to this Section 2.7(c) in accordance with Section 2.11, the holder of such RSU shall pay to UHS OpCo in cash, or make arrangements satisfactory to UHS OpCo regarding the payment of the unpaid portion of the Applicable Withholding Amount. To the extent the fractional amount of the Per Share Amount does not end in a whole cent, the aggregate cash consideration payable with respect to such RSU pursuant to this Section 2.7(c) shall be rounded up to the nearest whole cent.

          (d)    Assumption of Stock Option Plan and 2018 Stock Option Plan.    Prior to the Effective Time, the Company shall take all actions necessary to effect the transactions contemplated by this Section 2.7 and the other provisions of this Agreement applicable to the Options and RSUs under the Stock Option Plan and the 2018 Stock Option Plan, applicable award agreements thereunder, or otherwise, including providing all holders of Options and RSUs with any advance notice required under the Stock Option Plan and the 2018 Stock Option Plan and cooperating with PubCo in assuming the Stock Option Plan and the 2018 Stock Option Plan effective as of the Effective Time, so that, following the Effective Time, other than the Assumed Equity, there shall be no outstanding Options or RSUs (vested or unvested) or obligations or Liabilities to the holders of Options and RSUs, other than (i) the payments and issuances of PubCo Common Stock and options to purchase PubCo Common Stock as set forth in this Section 2.7 and (ii) any Potential Post-Closing Consideration.

          (e)   Notwithstanding the above, any Potential Post-Closing Consideration shall be payable with respect to any Options, Company Common Stock and RSUs.

          (f)    All payments pursuant to Section 2.7 shall be made (without interest and net of the Applicable Withholding Amount) by or on behalf of UHS OpCo to holders of Options and RSUs, with the Applicable Withholding Amount applied in accordance with the Company's standard payroll practices.

        Section 2.8    Reserved.

        Section 2.9    Exchange Procedures for Parent Stockholders.

          (a)    Parent Exchange Fund.    At the Parent Effective Time, PubCo shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of the Parent Stockholders, evidence of book-entry shares representing a number of whole shares of PubCo Common Stock equal to the number of issued and outstanding shares of Parent Common Stock as of immediately prior to the Effective Time. Any such shares of PubCo Common Stock deposited with the Exchange Agent, shall be referred to as the "Parent Exchange Fund". The Parent Exchange Fund shall be subject to the terms of this Agreement and the Exchange Agent Agreement. Subject to this Section 2.9, at the Closing, PubCo shall cause to be issued or paid from the Parent Exchange Fund to each Parent Stockholder that holds Parent Common Stock (other than shares of Parent Common Stock to be canceled pursuant to Section 2.5(c) and any Parent Redeemed Shares) immediately prior to the Effective Time, evidence of book-entry shares representing the number shares of PubCo Common Stock equal to the number of shares of Parent Common Stock held by such Parent Stockholder.

          (b)    Exchange Procedures.    Parent Stockholders who do not participate in the Offer shall be entitled to receive, subject to the terms and conditions of this Agreement, shares of PubCo Common Stock in respect of his, her or its shares of Parent Common Stock reflected in the register of the transfer agent for Parent Common Stock as of the Closing. Concurrently with the Closing, without any action of the Parent Stockholders, Parent shall cause the Exchange Agent to deliver to the transfer agent for the PubCo Common Stock and The Depository Trust Company book-entry shares representing the PubCo Common Stock issued to the Parent Stockholders who did not participate in the Offer. Each share of Parent Common Stock shall be deemed at all times after the Effective Time to represent only the right to receive book-entry shares representing the PubCo Common Stock to which the applicable Parent Stockholder is entitled pursuant to this Article II.

          (c)    No Further Rights.    All shares of PubCo Common Stock paid upon the surrender of Parent Common Stock in accordance with the terms of this Article II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such

  Parent Common Stock and there shall be no further registration of transfers on the stock transfer books of the Parent Surviving Subsidiary of the shares of Parent Common Stock that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Parent Common Stock shall cease to have any rights as stockholders of Parent, except as provided in this Agreement or by applicable Law.

          (d)    Dividends.    No dividends or other distributions declared with respect to PubCo Common Stock, the record date for which is at or after the Effective Time, shall be paid with respect to any Parent Redeemed Shares. After the Parent Effective Time, each Parent Stockholder (other than with respect to the Parent Redeemed Shares) shall be entitled to receive any such dividends or other distributions, without any interest thereon, which had become payable with respect to PubCo Common Stock issuable to such Parent Stockholder.

          (e)    Parent Redeemed Shares.    Any share of Parent Common Stock held by any Parent Stockholder that exercises redemption rights pursuant to the Offer (a "Parent Redeemed Share") shall be canceled and converted into the right to receive the consideration set forth in the Offer. The Parent Parties shall give the Stockholders' Representative prompt notice of the exercise of any redemption rights pursuant to the Offer.

        Section 2.10    Exchange Procedures for Company Stockholders.

          (a)    Payment Procedures.    Prior to the Closing, the Company shall mail or otherwise deliver, or shall cause the Exchange Agent to mail or otherwise deliver to each Company Stockholder entitled to receive consideration pursuant to Section 2.6(a), a letter of transmittal substantially in the form of Exhibit C attached hereto, with such changes as may be agreed between the Company and Parent prior to the Closing or as may be reasonably required by the Exchange Agent (the "Company Letter of Transmittal"), together with any notice required pursuant to Section 262 of the DGCL. Subject to the satisfaction of the conditions in Article VI, in the event that at least three (3) Business Days prior to the Closing Date, a Company Stockholder has delivered to the Exchange Agent a duly executed and completed Company Letter of Transmittal, such Company Stockholder shall be entitled to receive on the Closing Date following the Effective Time, subject to the terms and conditions of this Agreement, the applicable portion of the Merger Consideration in respect of his, her or its shares of Company Common Stock referenced in such Company Letter of Transmittal. If a Company Stockholder does not so deliver such Company Letter of Transmittal at least three (3) Business Days prior to the Closing Date, such Company Stockholder shall be entitled to receive its respective portion of the Merger Consideration after the Closing Date and only after such Person delivers a duly executed and completed Company Letter of Transmittal to the Exchange Agent. Until surrendered as contemplated by this Section 2.10, each share of Company Common Stock shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Merger Consideration to which such Company Stockholder is entitled pursuant to this Article II.

          (b)    No Further Rights.    All Merger Consideration paid upon the surrender of Company Common Stock in accordance with the terms of this Article II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such Company Common Stock and there shall be no further registration of transfers on the stock transfer books of the Company Surviving Subsidiary of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Company Common Stock shall cease to have any rights as stockholders of the Company, except as provided in this Agreement or by applicable Law.

          (c)    Changes in Parent Stock.    If at any time between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Parent Class F Stock shall have been increased, decreased, changed into or exchanged for a different number of kind of shares or securities as a result of a subdivision, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, combination or other similar change in capitalization, in each case other than in connection with the Parent Merger, then the definition of Reference Price shall be equitably adjusted to reflect such change; provided, that nothing in this Section 2.10(c) shall be construed to permit Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

          (d)    Fractional Shares.    Notwithstanding anything to the contrary contained herein, no evidence of book-entry shares representing fractional shares of PubCo Common Stock shall be issued in exchange for Parent Common Stock, Company Common Stock, Options or RSUs. In lieu of the issuance of any such fractional share, PubCo shall pay to each former holder of Parent Common Stock, Company Common Stock, Options or RSUs who otherwise would be entitled to receive such fractional share an amount in cash (rounded up to the nearest whole cent) determined by multiplying (i) the Reference Price by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of PubCo Common Stock which such holder would otherwise be entitled to receive pursuant to this Article II. For the avoidance of doubt, the calculation of any cash in lieu of fractional shares to be paid pursuant to this Section 2.10(d) shall be made with respect to the aggregate shares of PubCo Common Stock, to which such holder of Parent Common Stock or Equity Holder would otherwise be entitled pursuant to this Agreement, and not with respect to the conversion of each share of Parent Common Stock or Company Common Stock, Options or RSUs, respectively. For illustrative purposes only, if, pursuant to this Agreement, an Equity Holder would be entitled to 1.5 shares of PubCo Common Stock in exchange for each share of Company Common Stock held by such Equity Holder, and such Equity Holder holds 11 shares of Company Common Stock, such Equity Holder would be entitled to cash in lieu of .5 shares of PubCo Common Stock (i.e., 16.5 minus 16).

          (e)    Dividends.    No dividends or other distributions declared with respect to PubCo Common Stock, the record date for which is at or after the Effective Time, shall be paid to any Company Stockholder that has not delivered a properly completed, duly executed Company Letter of Transmittal. After the delivery of such materials, the Company Stockholder shall be entitled to receive any such dividends or other distributions, without any interest thereon, which had become payable with respect to PubCo Common Stock issuable to such Company Stockholder.

          (f)    Company Dissenting Shares.    Notwithstanding any provision of this Agreement to the contrary, any Company Dissenting Share shall not be converted into the right to receive its applicable portion of the Merger Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Company Dissenting Share pursuant to the DGCL. Each holder of Company Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any Company Dissenting Share shall lose its status as a Company Dissenting Share, then any such share shall immediately be converted into the right to receive its applicable portion of the Merger Consideration as if such share never had been a Company Dissenting Share, and PubCo shall deliver, or cause to be delivered in accordance with the terms of this Agreement, to the holder thereof, following the satisfaction of the applicable conditions set forth in this Section 2.10, its applicable portion of the Merger Consideration as if such share had never been a Company Dissenting Share. The Company shall give PubCo (a) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and (b) the right to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of PubCo, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand with respect to any Company Dissenting Share. The Company and the Stockholders' Representative shall (or shall cause their Affiliates to) enforce any contractual waivers that the Equity Holders have granted regarding appraisal rights that would apply to the Company Mergers.

        Section 2.11    Withholding Rights.    Each of the Parties, the Parent Surviving Subsidiary, the Company Surviving Subsidiary, the Escrow Agent and the Exchange Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment under all applicable Laws. To the extent that amounts are so withheld by the Parties, the Parent Surviving Subsidiary, the Company Surviving Subsidiary, the Escrow Agent or the Exchange Agent, as the case may be, such withheld amounts shall be paid to the appropriate taxing authority and will be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction and withholding was made.

        Section 2.12    Adjustment to the Merger Consideration.

          (a)   The Merger Consideration shall be increased or reduced as set forth in Section 2.12(f) hereof. Any increase or decrease in the Merger Consideration pursuant to this Section 2.12 shall be referred to as a "Merger Consideration Adjustment". Any payments made in respect of any Merger Consideration Adjustment pursuant to this Section 2.12 shall be treated as an adjustment to the Merger Consideration for all Tax purposes unless otherwise required by any applicable Law.

          (b)   Within ninety (90) days after the Closing Date, PubCo shall prepare and deliver to the Stockholders' Representative a statement (the "Preliminary Closing Statement"), which sets forth PubCo's calculation of (i) the Net Working Capital as of 11:59 p.m. Central Prevailing Time on the day immediately preceding the Closing Date (the "Closing Net Working Capital"), (ii) the Cash and Cash Equivalents as of 11:59 p.m. Central Prevailing Time on the day immediately preceding the Closing Date (the "Closing Cash"), (iii) the Indebtedness of the Company and the Company Subsidiaries as of immediately prior to the Closing (the "Closing Indebtedness"), and (iv) the Company Transaction Expenses as of immediately prior to the Closing (the "Closing Company Transaction Expenses"), along with reasonable supporting detail to evidence PubCo's calculations, explanations and assumptions for the calculation of such amounts.

          (c)   The Stockholders' Representative shall have a period of sixty (60) days after the date it receives the Preliminary Closing Statement from PubCo to deliver to PubCo written notice of the Stockholders' Representative's disagreement with any item contained in the Preliminary Closing Statement, which notice shall set forth in reasonable detail the basis for such disagreement and any proposed adjustment to such item (a "Notice of Disagreement"). During the sixty (60) day period following the Stockholders' Representative's receipt of the Preliminary Closing Statement, PubCo shall (i) permit the Stockholders' Representative and its accountants to consult with the Company's officers and employees and PubCo's accountants as reasonable, and (ii) provide to the Stockholders' Representative and its accountants reasonable access during normal business hours and under reasonable circumstances to all relevant books and records and any work papers (including those of PubCo's accountants subject to the execution of appropriate agreements with PubCo's accountants) relating to the preparation of the Preliminary Closing Statement. If a Notice of Disagreement is received by PubCo, then the Preliminary Closing Statement (as revised in accordance with clauses (A) or (B)  below) shall become the Final Closing Statement and become final and binding upon the Parties on the earlier of the date (A) on which the Stockholders' Representative and PubCo resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement, and (B) all matters in dispute are finally resolved in writing by the Accounting Firm. During the thirty (30) days following PubCo's receipt of a Notice of Disagreement, PubCo and the Stockholders' Representative shall seek in good faith to resolve in writing any differences they have with respect to the matters specified in the Notice of

  Disagreement, and upon such resolution, the Final Closing Statement shall be prepared in accordance with the agreement of PubCo and the Stockholders' Representative.

          (d)   If PubCo and the Stockholders' Representative are unable to resolve the disputed items set forth in the Notice of Disagreement within thirty (30) days following PubCo's receipt of such Notice of Disagreement (or such longer period as PubCo and the Stockholders' Representative may mutually agree in writing), following notice of such dispute, such dispute shall be submitted to, and all issues having a bearing on such dispute shall be resolved by, (i) the dispute resolution group of Alvarez & Marsal Holdings, LLC, or (ii) in the event such professional services firm is (x) unable or unwilling to take such assignment or (y) not independent (due to such professional service firm having been engaged by either Party or any of their respective Affiliates in the past three (3) years), the dispute resolution group of a nationally recognized professional services firm mutually agreed upon by PubCo and the Stockholders' Representative or, if PubCo and the Stockholders' Representative cannot agree on a professional services firm within sixty (60) days after timely delivery of a Notice of Disagreement, each of PubCo and the Stockholders' Representative shall select a nationally recognized professional services firm and such two (2) accounting firms shall designate the dispute resolution group of a third nationally recognized professional services firm that neither presently is, nor in the past three (3) years has been, engaged by either Party or any of their respective Affiliates. The "Accounting Firm" means either (x) the dispute resolution group of Alvarez & Marsal Holdings, LLC, (y) the professional services firm so agreed to by PubCo and the Stockholders' Representative, or (z) the third professional services firm so selected by the two (2) professional services firms, in each case in accordance with this Section 2.12(d). PubCo and the Stockholders' Representative shall submit to the Accounting Firm, as experts and not as arbitrators, for review and resolution all matters (but only such matters) that are set forth in the Notice of Disagreement which remain in dispute. PubCo and the Stockholders' Representative shall instruct the Accounting Firm to select one (1) of its partners experienced in purchase price adjustment disputes to make a final determination of the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Company Transaction Expenses calculated with reference to the items that are in dispute as set forth in the Notice of Disagreement. PubCo and the Stockholders' Representative shall instruct the Accounting Firm that, in resolving PubCo items in the Notice of Disagreement that are still in dispute and in determining the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Company Transaction Expenses, the Accounting Firm shall (i) not assign to any item in dispute a value that is (A) greater than the greatest value for such item assigned by PubCo, on the one hand, or the Stockholders' Representative, on the other hand, or (B) less than the smallest value for such item assigned by PubCo, on the one hand, or the Stockholders' Representative, on the other hand, (ii) make its determination in accordance with the guidelines and procedures set forth in this Agreement and consistent with the Accounting Principles) and a single written presentation submitted by each of PubCo and the Stockholders' Representative and a single written response of each of PubCo and the Stockholders' Representative to each such presentation so submitted (iii) render a final resolution in writing to PubCo and the Stockholders' Representative (which final resolution shall be requested by PubCo and the Stockholders' Representative to be delivered not more than thirty (30) days following submission of such disputed matters to the Accounting Firm), which, absent manifest error, shall be final, conclusive and binding on the Parties with respect to the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Company Transaction Expenses, and (iv) provide a written report to PubCo and the Stockholders' Representative, if requested by either of them, which sets forth in reasonable detail the basis for the Accounting Firm's final determination. The fees and expenses of the Accounting Firm shall be allocated between PubCo, on the one hand, and the Stockholders' Representative (on behalf of the Equity Holders), on the other hand, based upon the percentage by which the portion of the contested amount not awarded to each of PubCo and the Stockholders' Representative bears to the amount actually contested by such Party.

          (e)   The Preliminary Closing Statement (as adjusted by the agreement of the Parties or at the direction of the Accounting Firm, as applicable) shall be deemed final for the purposes of this Section 2.12 upon the earliest of the (i) failure of the Stockholders' Representative to notify PubCo of a dispute within sixty (60) days after the Stockholders' Representative receives the Preliminary Closing Statement, (ii) resolution of all disputes, pursuant to Section 2.12(c), by PubCo and the Stockholders' Representative, and (iii) resolution of all disputes, pursuant to Section 2.12(d), by the Accounting Firm.

          (f)    Within two (2) Business Days following the determination of the Final Closing Statement, the Final Closing Net Working Capital, Final Closing Cash, Final Closing Indebtedness and Final Closing Company Transaction Expenses in accordance with Section 2.12(c) or Section 2.12(d), as applicable:

              (i)  if there is a Final Deficit, then PubCo shall be entitled to claim solely from the Escrow Fund an amount of cash equal to the lesser of (A) the remaining amount of the Escrow Fund, and (B) the Final Deficit, and PubCo and the Stockholders' Representative shall promptly deliver a joint written instruction to the Escrow Agent instructing it to release such amount to PubCo; and

             (ii)  if there is a Final Surplus, then PubCo shall pay to the Exchange Agent, on behalf of the Company Stockholders, and UHS OpCo, on behalf of the holders of Options and RSUs, an amount of cash equal to the lesser of (A) an amount equal to the Escrow Amount (which shall be paid by PubCo and not be paid from the Escrow Fund), and (B) such Final Surplus, which the Exchange Agent and UHS OpCo, as applicable, shall distribute to the Company Stockholders and the holders of Options and RSUs in accordance with their respective Pro Rata Percentages.

          (g)   All payments required under this Section 2.12 shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient(s).

          (h)   If any amounts remain in the Escrow Fund after giving effect to the payments in Section 2.12(f), PubCo and the Stockholders' Representative shall promptly deliver a joint written instruction to the Escrow Agent instructing it to release to the Exchange Agent, on behalf of the Company Stockholders, and UHS OpCo, on behalf of the holders of Options and RSUs, an aggregate amount of cash equal to such remaining Escrow Fund, which the Exchange Agent and UHS OpCo, as applicable, shall distribute to the Company Stockholders and the holders of Options and RSUs in accordance with their respective Pro Rata Percentages.

        Section 2.13    Tax Treatment.    The Parties agree to treat the receipt of stock in the transactions contemplated by this Agreement as follows for all Tax purposes: (i) Parent Merger and Company Merger 1 shall be treated as an integrated transaction described in Section 351(a) of the Code (without any actual or deemed receipt of other property or money as described in Section 351(b) of the Code) and (ii) Company Merger 2 shall be treated as a taxable exchange as described in Section 1001 of the Code by the Sellers of the Company's outstanding common stock for the Merger Consideration paid by FSAC. Any cash payment to the Sellers in lieu of fractional shares of stock under this Agreement will be treated as a distribution in full payment for such Seller's fractional shares and shall not be treated as separately bargained-for consideration under this Agreement. The Parties shall not, and shall not cause their Affiliates to, treat or report the Mergers in a manner inconsistent with this Section 2.13 unless required by a "determination" as defined in Section 1313(a) of the Code.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

        Except in each case (i) as set forth in the applicable disclosure schedules, which shall reference the section or sections to which it applies or where its relevance as an exception to (or disclosure for purposes of) such representation or warranty is reasonably apparent, delivered by the Company to the Parent Parties concurrently with the execution of this Agreement (the "Schedules"), (ii) as disclosed in the Latest UHS Reports (excluding any disclosures included in any "risk factors", "forward-looking statements" disclaimer or other statements that are similarly non-specific, predictive, cautionary or forward-looking in nature; but, it being understood that any matter disclosed in such Latest UHS Reports will not be deemed to be disclosed for purposes of, or to modify or qualify, Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.19 or 3.21 herein, and (iii) subject to the terms, conditions and limitations set forth in this Agreement, the Company hereby represents and warrants to the Parent Parties, as follows:

        Section 3.1    Organization.

          (a)   Each Group Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization.

          (b)   Each Group Company has all requisite power and authority to own, lease and operate its properties and to carry on in all material respects its businesses. Each Group Company is duly qualified, licensed or registered as a foreign entity to transact business under the Laws of each jurisdiction where the character of its properties or assets owned, leased or operated by it, or the location of the properties or assets owned, leased or operated by it, requires such qualification, licensing or registration, except where the failure of such qualification, licensing or registration would not reasonably be expected to have a Material Adverse Effect.

        Section 3.2    Authorization.    The Company has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject in the case of the consummation of the Company Mergers, to the approval and adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock (the "Requisite Company Approval"). The Requisite Company Approval is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and any Ancillary Agreement and to approve the transactions contemplated hereby and thereby. Subject to the receipt of the Requisite Company Approval, the execution and delivery of this Agreement and the Ancillary Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by each other party hereto and thereto, this Agreement and the Ancillary Agreements constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

        Section 3.3    Capitalization.

          (a)   The authorized capital stock of the Company consists only of 450,000,000 shares of Company Common Stock. As of the date hereof, there are 255,996,956 shares of Company Common Stock issued and outstanding which shares are held by the Persons and in the amounts set forth on Schedule 3.3(a). Except as set forth on Schedule 3.3(a) , there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award or similar rights with respect to the Company and no options, warrants, rights, convertible or exchangeable securities, "phantom" rights, appreciation rights, performance units, commitments or other agreements obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of Company Common Stock, or any other interest in the Company, including any security convertible or exercisable into Company Common Stock. Assuming receipt of the Written Consent, the Company Mergers and the other Transactions will constitute an "Approved Sale" (as defined in the Stock Option Plan) and a "Change of Control" (as defined in the 2018 Stock Option Plan).

          (b)   All of the issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable. None of the issued and outstanding shares of Company Common Stock were issued in violation of any preemptive rights, Laws or Orders, and all such shares of Company Common Stock are owned of record by the Equity Holders. There are no Contracts to which the Company is a party which require the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or securities convertible into or exchangeable for shares of Company Common Stock or to make any investment in any other Person.

          (c)   No Group Company or, to the Knowledge of the Company, any other Person, is a party to any voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of Company Common Stock or any other interests in the Company. No Company Subsidiary owns any equity interest in the Company. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to any equity securities of or any other interests in any Company Subsidiary.

        Section 3.4    Company Subsidiaries.

          (a)   All of the outstanding equity securities of each Company Subsidiary are owned by the Company, whether directly or indirectly. There are no options, warrants, convertible securities, stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award or similar rights with respect to any Company Subsidiary and no rights, exchangeable securities, securities, "phantom" rights, appreciation rights, performance units, commitments or other agreements relating to the equity securities of any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any equity securities of, or any other interest in, any Company Subsidiary, including any security convertible or exercisable into equity securities of any Company Subsidiary.

          (b)   Schedule 3.4 sets forth a true and complete list as of the date of this Agreement of (a) the Company Subsidiaries, listing for each Company Subsidiary its name, type of entity, the jurisdiction of its incorporation or organization, and (b) its authorized capital stock, the number and type of its issued and outstanding shares of capital stock and the current ownership of such shares.

          (c)   All of the outstanding equity securities of each Company Subsidiary are duly authorized, validly issued, fully paid, non-assessable, free of preemptive rights, restrictions on transfer (other than restrictions under applicable federal, state and other securities Laws), and free and clear of all Liens (except for Permitted Liens). There are no Contracts to which any Company Subsidiary is a party which require such Company Subsidiary to repurchase, redeem or otherwise acquire any equity securities or securities convertible into or exchangeable for such equity securities or to make any investment in any other Person.

        Section 3.5    Consents and Approvals; No Violations.

          (a)   Subject to the receipt of the Requisite Company Approval, the filing of the Parent Certificate of Merger, the First Company Certificate of Merger and the Second Company Certificate of Merger, the filing by the Company of this Agreement on Form 8-K, and the applicable requirements of the HSR Act, and assuming the truth and accuracy of the Parent Parties' representations and warranties contained in Section 4.3, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement will (a) conflict with or result in any material breach of any provision of the Organizational Documents of any Group Company, (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity, (c) result in a material violation of or a material default (or give rise to any right of termination, cancellation, acceleration or loss of right) under, any of the terms, conditions or provisions of any Company Material Contract, (d) result in the creation of any Lien upon any of the properties or assets of any Group Company (other than Permitted Liens), or (e) except for violations which would not prevent or materially delay the consummation of the transactions contemplated by this Agreement, violate in any material respect any Law, Order, or Lien applicable to any Group Company, excluding from the foregoing clauses (b), (c) and (e), such requirements, violations or defaults which would not reasonably be expected to be material to the Group Companies, taken as a whole.

          (b)   The Company has no indebtedness incurred under the Senior Notes Indenture in reliance on the basket set forth in Section 4.09(b)(1) thereof other than indebtedness incurred under the Company's Third Amended and Restated Credit Agreement, dated as of November 24, 2015, by and among the Company, UHS, UHS Opco and Bank of America, N.A. (the "Existing Credit Facility"), and will have the ability under the Senior Notes Indenture to incur at least $285.0 million of first lien indebtedness pursuant to Section 4.09(b)(1) of the Senior Notes Indenture on the Closing Date after giving effect to the repayment of the Existing Credit Facility and prior to any borrowings incurred under the Debt Commitment Letter.

        Section 3.6    Financial Statements and Reports.

          (a)   The UHS Reports contain the audited consolidated balance sheet of UHS OpCo as of December 31, 2017 and December 31, 2016, and the related audited consolidated statements of operations and cash flows of UHS OpCo for each of the fiscal years ended December 31, 2017, 2016 and 2015, together with all related notes and schedules thereto, accompanied by the report thereon of UHS OpCo's independent auditors (collectively referred to as the "Financial Statements") in each case audited in accordance with the standards of the PCAOB, and the unaudited consolidated balance sheet of UHS OpCo as of March 31, 2018 (the "Interim Balance Sheet") and March 31, 2017 and the related unaudited consolidated statements of operations and cash flows of UHS OpCo for the 3-month period then ended (together with the Interim Balance Sheet, the "Interim Financial Statements"). Each of the Financial Statements and the Interim Financial Statements (a) has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except (x) as may be indicated therein or in the notes thereto to the extent permitted by Regulation S-X of the SEC and (y) in the case of the Interim Financial Statements, subject to normal and recurring year-end adjustments and the absence of notes thereto, none of which would be material individually or in the aggregate) and in accordance with Regulation S-X of the SEC, and (b) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of UHS OpCo as at the respective dates thereof and for the respective periods indicated therein. UHS OpCo's independent auditor with respect to the Financial Statements is independent under the standards of the PCAOB and was independent during all periods covered by the Financial Statements and the Interim Financial Statements.

          (b)   UHS OpCo has established and maintains a system of "internal controls over financial reporting" (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is intended to provide, in all material respects, reasonable assurance: (i) that transactions, receipts and expenditures of UHS OpCo and its Subsidiaries are being executed and made only in accordance with appropriate authorizations of management, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of UHS OpCo and its Subsidiaries.

          (c)   UHS OpCo has filed with or furnished to the SEC all reports required to be filed or furnished with the SEC on or after January 1, 2015.

          (d)   As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), except as may have been revised, corrected or superseded by any subsequent filing prior to the date hereof, the UHS Reports were, and any UHS Reports filed subsequent to the date hereof will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be. The UHS Reports did not, and as relates to any UHS Reports filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (e)   Except as may have been corrected by any subsequent filing prior to the date hereof, each UHS Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

          (f)    UHS OpCo maintains a system of "disclosure controls and procedures" required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by UHS OpCo in the reports that it files under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of UHS OpCo's filings with the SEC and other public disclosure documents and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

          (g)   UHS OpCo is in compliance in all material respects with the provisions of Sarbanes-Oxley Act and the provisions of the Exchange Act and the Securities Act relating thereto, which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to UHS OpCo.

          (h)   As of the date hereof, there are no unresolved comments received from the SEC with respect to any of the UHS Reports, and, to the Knowledge of the Company, none of the UHS Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

        Section 3.7    No Undisclosed Liabilities.

          (a)   The Group Companies do not have any material liabilities or obligations of the type required to be disclosed in the Interim Balance Sheet in accordance with GAAP, except for liabilities or obligations (i) incurred or accrued since the Balance Sheet Date in the Ordinary Course (none of which relate to tort), (ii) that arise under any Company Material Contract, none of which arose out of a breach of Contract or violation of Law, (iii) incurred since the Balance Sheet Date pursuant to or in connection with this Agreement or the transactions contemplated hereby, (iv) disclosed in this Agreement (or the Schedules), or (v) that are disclosed in the Interim Financial Statements or the Financial Statements.

          (b)   The Company (i) was formed solely for the purpose of acquiring UHS OpCo, (ii) has engaged in no business activities, other than acting as a holding company of UHS OpCo, issuing its capital stock, Options and RSUs, and activities incident thereto and (iii) has no assets or liabilities other than those incident to the activities described in the foregoing clauses (i) and (ii).

        Section 3.8    Absence of Certain Changes.    Except as contemplated by this Agreement or the Company Stockholder Voting Agreement, since the Balance Sheet Date through the date hereof:

          (a)   the Group Companies have conducted their business in all material respects in the Ordinary Course;

          (b)   there has been no Material Adverse Effect;

          (c)   there has been no casualty, loss, damage or destruction of any property that is material to the Group Companies, taken as a whole, and that is not covered by insurance; and

          (d)   no Group Company has taken any action or omitted to take an action, which, if taken or omitted to be taken after the date of this Agreement, would require the consent of Parent in accordance with Section 5.1(b)(i) through Section 5.1(b)(v), Section 5.1(b)(ix) through Section 5.1(b)(xi), Section 5.1(b)(xiii), Section 5.1(b)(xvii) and Section 5.1(b)(xxii).

        Section 3.9    Real Estate.

          (a)   No Group Company owns a fee interest in any real property.

          (b)   Schedule 3.9(b) lists each real property leased, subleased, licensed or otherwise used or occupied by any Group Company as of the date of this Agreement (each, a "Leased Real Property" and collectively, the "Leased Real Properties"), and sets forth the name of the landlord, the name of the entity holding such leasehold interest and the street address of each Leased Real Property.

          (c)   True, correct and complete copies of all leases, amendments, extensions, guaranties and other material agreements thereto with respect to the Leased Real Properties, each requiring an annual rent payment in excess of $500,000 (individually, a "Lease" and collectively, the "Leases") have been made available to Parent. Schedule 3.9(c) sets forth a true and complete list of all Leases as of the date of this Agreement, including the date and names of the parties to each Lease.

          (d)   The leasehold interests of the Group Companies and the Leased Real Properties constitute all of the real property owned, leased, occupied or otherwise utilized in connection with the business of the Group Companies as of the date hereof.

          (e)   With respect to each of the Leased Real Property: (i) the Lease for such Leased Real Property is legal, valid, binding, enforceable and in full force and effect in all material respects, subject to proper authorization and execution of such lease by the other party thereto and subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability relating to or affecting creditors' rights and to general principles of equity; (ii) no Group Company is in material breach or material default under such Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or material default under such Lease on the part of the applicable Group Company, nor, to the Knowledge of the Company, on the part of the other party thereto; (iii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default thereunder which has not been replenished to the extent required under such Lease; (iv) no Group Company owes any brokerage commissions or finder's fees with respect to such Lease; (v) no Group Company has subleased, licensed or otherwise granted any

  Person the right to use or occupy the Leased Real Property (or any portion thereof) that is the subject matter of such Lease; and (vi) no Group Company has collaterally assigned or granted any other security interest in such Leased Real Property or any interest therein.

        Section 3.10    Intellectual Property.

          (a)   Schedule 3.10(a) contains a true, correct and complete list as of the date hereof of all of the following: (i) all registered Trademarks and pending Trademark applications owned by any of the Group Companies, including, as appropriate, registration and application dates and numbers; (ii) all registered copyrights and copyright applications owned by any of the Group Companies; including, as appropriate, registration and application dates and registration numbers; (iii) all domain names owned by the Group Companies, including the name of the registrant and the expiry date; (iv) all issued patents and pending applications owned by the Group Companies, including, as appropriate, issuance and application dates and numbers; and (v) all Company Software that is material to the Group Companies taken as a whole.

          (b)   To the Knowledge of the Company: (i) a Group Company (x) owns and possesses all right, title and interest in or to, or (y) has the right to use all Intellectual Property used, or held for use, in the conduct of the business of the Group Companies, free and clear of all Liens (other than Permitted Liens) and (ii) all material Company Registered IP is valid and enforceable (and there are no judgments finding any such Intellectual Property to be invalid or unenforceable). There are no proceedings pending or, to the Knowledge of the Company, threatened, that challenge the validity, use, ownership, registrability, or enforceability of any material Company Owned Intellectual Property.

          (c)   Schedule 3.10(c) sets forth a listing, as of the date hereof, of all material licenses and development agreements pursuant to which a Group Company grants or receives a license to Intellectual Property, other than non-exclusive licenses to Company Owned Intellectual Property granted to customers in the Ordinary Course and licenses of commercially available software with a replacement cost of less than $100,000 (collectively "Company IP Agreements").

          (d)   To the Knowledge of the Company, neither the use of the Company Owned Intellectual Property as currently used by the Group Companies in the conduct of their business, nor the conduct of their business as presently conducted (or as conducted in the past 3 years), infringes, misappropriates or violates the rights of any Person in any Intellectual Property.

          (e)   To the Knowledge of the Company: (i) there are no claims, proceedings, actions, suits, hearings, arbitrations, investigations, charges, complaints, demands or similar actions currently pending by any Group Company against any Person alleging infringement, misappropriation, or violation of any Company Owned Intellectual Property, in each case that are material to the Group Companies taken as a whole; and (ii) to the Knowledge of the Company, no Person is currently materially infringing upon, misappropriating, or otherwise violating any material Company Intellectual Property.

          (f)    Each Group Company has taken commercially reasonable steps to maintain, enforce and protect all Company Owned Intellectual Property, including its trade secrets and other confidential information.

          (g)   To the Knowledge of the Company, for the past three (3) years, there has not been any material failure, breakdown, continued substandard performance or other adverse event that has occurred with respect to any software, hardware, network or other computer systems owned or operated by one of the Group Companies (collectively, the "Company Systems") that has resulted in a material interruption or other material adverse consequences to the conduct of their business as currently conducted. The Group Companies have put commercially reasonable safeguards in place to protect (i) the confidentiality, integrity, and security of the Company Systems and any

  Personal Data in any Group Company's possession or control and (ii) the Company Systems and any such Personal Data from unauthorized access, use, modification or corruption. The Group Companies maintain and comply with commercially reasonable data backup, disaster avoidance, recovery and business continuity procedures. Except as set forth on Schedule 3.10(g), for the past three (3) years, the Group Companies have been in compliance with all applicable Data Security Requirements in all material respects, and (x) no Person has made any illegal or unauthorized use of, or had unauthorized access to, the Company Systems or any Personal Data that was collected by or on behalf of the Group Companies or is in the possession or control of the Group Companies except as would not reasonably be expected to be material to the Group Companies, taken as a whole, and (y) no action or proceeding is pending, or to the Knowledge of the Company, threatened against any Group Company regarding its protection, storage, use or disclosure of Personal Data.

          (h)   No Company Software is subject to any "open source", "copyleft" or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, GPL, AGPL or other open source software license) in a manner or relation that has or would require any public distribution of any such Company Software, create obligations for any Group Company to grant, or purport to grant, to any third party any rights or immunities under any Company Owned Intellectual Property (including any patent non-asserts or patent licenses).

          (i)    Except in the Ordinary Course to third party contractors performing services for the Group Companies pursuant to commercially reasonable confidentiality agreements, no material source code owned by any of the Group Companies has been disclosed, released, made available, or delivered (and no Person has agreed to disclose, release, or deliver such source code under any circumstance) to any third party, and no Person other than the Group Companies is in possession of any such source code or has been granted any license or other right with respect therein or thereto.

        Section 3.11    Litigation.

          (a)   In the last three (3) years from the date hereof, there have not been, and there are no Actions or Orders (including those brought or threatened by or before any Governmental Entity) pending or, to the Knowledge of the Company, threatened against or otherwise relating to any Group Company or any of their respective properties at Law or in equity, excluding, in each case, Actions or Orders that would not reasonably be expected to be material to the Group Companies, taken as a whole.

          (b)   No Group Company has filed in the last three (3) years from the date hereof or intends to file any material Action against any other Person.

        Section 3.12    Company Material Contracts.

          (a)   Schedule 3.12(a) sets forth a true, correct and complete list of the following Contracts to which any Group Company is a party as of the date of this Agreement ("Company Material Contracts"):

              (i)  any stockholder, partnership or other Contract with a holder of equity securities of any Group Company relating to their ownership of equity securities, investors' rights agreement, voting agreement, right of first refusal and co-sale agreement, or registration rights agreement;

             (ii)  any non-competition Contract or other Contract that purports to limit (A) the ability of any Group Company from operating or doing business in any location, market or line of business, or (B) the Persons to whom any Group Company may sell products or deliver services;

            (iii)  any employment or consulting Contract with any current or former employee or individual service provider of any Group Company that (A) provides annual compensation in excess of $500,000 or (B) is not terminable at-will and without any liability to any Group Company (other than standard employee confidentiality or non-disclosure agreements) or that cannot be terminated without the payment of severance or similar separation payments (except to the extent required by applicable Law);

            (iv)  change in control, transaction bonus, retention bonus, stay and pay or similar agreements with any current or former (to the extent of any ongoing liability) employee or individual service provider of any Group Company;

             (v)  collective bargaining agreements or other Contracts with any labor union or other labor organization;

            (vi)  Company IP Agreements;

           (vii)  any Contract providing for any outstanding indemnification obligations by any Group Company of any Person, except for any such Contract that is entered into in the Ordinary Course;

          (viii)  Contract evidencing Indebtedness of any Group Company;

            (ix)  Contract under which any Group Company is lessee of or holds or operates any tangible property, including real property, owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,500,000;

             (x)  joint venture, strategic alliance and similar Contracts;

            (xi)  any Contracts listed on Schedule 3.21;

           (xii)  any Contract (other than non-continuing purchase orders) with any Material Customer or Material Supplier, each requiring payment to or by any Group Company in excess of $1,500,000 per annum;

          (xiii)  any Contract (other than non-continuing purchase orders) reasonably expected to result in future payments to or by any Group Company in excess of $1,500,000 per annum, except for Contracts that are terminable on less than 30 days' notice without penalty;

          (xiv)  any Contract entered into in the last five (5) years for the settlement of any Action for which any Group Company has any material ongoing liability or obligation;

            (xv)  any Contract or group of related Contracts requiring or providing for any capital expenditure in excess of $1,500,000 (other than the purchase of medical equipment in the Ordinary Course);

          (xvi)  material interest rate, currency or other hedging Contract;

         (xvii)  any Contract for (A) the divestiture of any material business, properties or assets of any Group Company or (B) the acquisition by any Group Company of any material operating business, properties or assets, whether by merger, purchase, sale of stock or assets or otherwise, in each case, which contains continuing obligations or liabilities with respect to a Group Company;

        (xviii)  any Contract containing any provision pursuant to which any Group Company will be obligated to make a payment to any Person at the Closing as a direct result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement; and

          (xix)  any other Contract (other than non-continuing purchase orders) not of the types described above in this Section 3.12 that involves consideration in excess of $1,500,000 in the current fiscal year of the Group Companies.

          (b)   The Company Material Contracts (except those that are canceled, rescinded or terminated after the date hereof in accordance with their terms) are in full force and effect in all material respects in accordance with their respective terms with respect to the applicable Group Company, and, to the Knowledge of the Company, the other party thereto, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general principles of equity. The applicable Group Company has performed all material obligations required to be performed by it under such Company Material Contracts, and none of the Group Companies or, to the Knowledge of the Company, the other parties thereto are in material breach or material default thereunder and, to the Knowledge of the Company, no event has occurred which would permit termination, modification or acceleration of any Company Material Contract by any party thereto. No Group Company has received notice of any current default under any Company Material Contract. None of the Group Companies has given notice of its intent to terminate, modify, amend or otherwise materially alter the terms and conditions of any Company Material Contract or has received any such written notice from any other party thereto, in each case, other than in the connection with the scheduled end or termination or other non-breach related expiration of such Contract.

        Section 3.13    Tax Returns; Taxes.

          (a)   All material Tax Returns of the Group Companies required to have been filed with any Governmental Entity in accordance with any applicable Law have been duly and timely filed and are correct and complete in all material respects.

          (b)   All material amounts of Taxes due and owing by any of the Group Companies have been paid in full.

          (c)   All deficiencies asserted as a result of any examination of any Tax Returns of the Group Companies by a Governmental Entity have been paid in full, accrued on the books of the Group Companies or finally settled.

          (d)   No material claims for additional Taxes have been asserted in writing within the last three (3) years and no material proposals or deficiencies for any Taxes of the Group Companies are being asserted, proposed or, to the Knowledge of the Company, threatened, and no audit or investigation of any Tax Return of the Group Companies is currently underway, pending or, to the Knowledge of the Company, threatened.

          (e)   The Group Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other third party.

          (f)    There are no outstanding waivers or agreements by or on behalf of the Group Companies for the extension of time for the assessment of any material Taxes or any deficiency thereof and no waiver extending the statutory period of limitations applicable to any material claim for Taxes due from the any of the Group Companies has been requested in writing by any taxing authority.

          (g)   There are no Liens for Taxes against any asset of the Group Companies (other than Liens for Taxes which are not yet due and payable or Taxes being contested in good faith with adequate reserves established).

          (h)   Other than the Tax Receivable Agreement, none of the Group Companies is a party to any Tax allocation or sharing agreement under which any of the Group Companies will have any liability after the Closing (excluding customary commercial agreements the primary subject of which is not Taxes).

          (i)    No Group Company has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company); or has any liability for the Taxes of any other Person (other than any of the Company or the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

          (j)    No Group Company is or has been a party to any "listed transaction," as defined in Treasury Regulation Section 1.6011-4(b)(2).

          (k)   No material claim has ever been made by a Governmental Entity in a jurisdiction where the Group Companies do not file Tax Returns that any Group Company may be subject to taxation by that jurisdiction.

          (l)    The Company has not been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

          (m)  No Group Company will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulations Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign income Tax law) or excess loss account described in Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) election described in Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

          (n)   No Group Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

        Section 3.14    Environmental Matters.    Except as would not reasonably be expected to result in the Group Companies incurring material liabilities: Each Group Company is and has for the past three (3) years been in compliance with all Environmental Laws, which compliance has included obtaining and complying with all Environmental Permits required pursuant to Environmental Laws for the occupation of its facilities and the operation of its business.

          (b)   No Group Company has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, sold, marketed, supplied, installed, serviced, repaired, exposed any Person to, or released any Hazardous Substance, or (ii) owned or operated any facility or property which is or has been contaminated by any Hazardous Substance, in each case of (i) and (ii) so as to give rise to any liability of the Group Companies pursuant to any Environmental Laws.

          (c)   Except for standard indemnities found in leases and loan agreements, none of the Group Companies has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any obligation or liability of any other Person relating to any Hazardous Substance or Environmental Laws.

          (d)   No Group Company has received any notice from any Governmental Entity or any Person, or is subject to any pending or, to the Knowledge of the Company, threatened Action, or Order, regarding any actual or alleged violation or liability arising under or imposed pursuant or otherwise based upon any Environmental Law.

          (e)   Neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of Governmental Entities or Persons, pursuant to any of the so-called "transaction-triggered" or "responsible property transfer" Environmental Laws, including the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq., or the Connecticut Transfer Act, Conn. Gen. Stat. Sections 22a-134 et seq.

        Section 3.15    Licenses and Permits.    Schedule 3.15 sets forth a true, correct and complete list of all material Licenses and approvals held by the Group Companies. To the Knowledge of the Company, the Group Companies own or possess all material Licenses that are necessary to enable them to carry on their respective operations as presently conducted.

        Section 3.16    Company Benefit Plans.

          (a)   Schedule 3.16(a) contains a true, correct and complete list of all material Company Benefit Plans. With respect to each Company Benefit Plan, the Company has provided Parent true, correct and complete copies of the following documents, to the extent applicable: (i) the current plan document and the most recent related trust documents, and amendments thereto (or a written description of the material terms of any Company Benefit Plan that is unwritten); (ii) the three most recent annual returns (Forms 5500 and all accompanying schedules thereto) and the most recent actuarial or other valuation reports prepared with respect thereto; (iii) the most recent IRS determination, opinion or advisory letter; (iv) the current summary plan description and any subsequent summaries of material modifications thereto; (v) any related annuity, insurance contracts or funding arrangements; (vi) any notices to or from the IRS or any office or representative of the U.S. Department of Labor or any Governmental Entity dated within the past three (3) years relating to any compliance issues (including, but not limited to, any applications filed pursuant to the IRS' Employees Plan Compliance Resolution System); and (vii) the nondiscrimination testing results for the most recently completed plan year.

          (b)   Except as set forth on Schedule 3.16(b):

              (i)  No Company Benefit Plan is, and none of the Group Companies or their ERISA Affiliates has in the past six years participated in, maintained, sponsored, contributed to, had an obligation to contribute or has any current or contingent withdrawal liability with respect to: (i) a "multiemployer plan" (as defined in Sections 3(37) or 4001(a)(3) of ERISA); (ii) a "multiple employer plan" (within the meaning of Section 210, 4063 or 4064 of ERISA or as described in Section 413(c) of the Code); or (iii) a "multiple employer welfare arrangement" (as defined in Section 3(40) of ERISA), and no Group Company or their ERISA Affiliates has any current or contingent obligation or liability in connection with any such "multiemployer plan", "multiple employer plan" or "multiple employer welfare arrangement";

             (ii)  No Company Benefit Plan is, and none of the Group Companies or their ERISA Affiliates has any current or contingent liability or obligation under or with respect to, a Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. No Group Company has any current or contingent liability or obligation by reason of at any time being considered a single employer under Section 414 of the Code with any other Person;

            (iii)  Each Company Benefit Plan and related trust or other funding vehicle has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and all applicable Laws (including ERISA and the Code), and all contributions, premiums, reimbursements, distributions or payments required to be made with respect to any Company Benefit Plan for all periods ending prior to or as of the Closing have been timely made, paid or properly accrued;

            (iv)  No Action (other than routine claims for benefits payable in the Ordinary Course and appeals of such denied claims) is pending, or to the Knowledge of the Company, threatened, against or involving any Company Benefit Plan;

             (v)  Each Company Benefit Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter, advisory letter or opinion letter (as applicable) from the U.S. Internal Revenue Service (the "IRS"), and to the Knowledge of the Company, no event has occurred and no condition or circumstance exists with respect to the Company Benefit Plans which could reasonably be expected to result in the revocation of any such determination letter, advisory letter or opinion letter or the loss of the qualification of such Company Benefit Plan;

            (vi)  The Group Companies have complied in all material respects with the Patient Protection and Affordable Care Act ("PPACA") and no event has occurred, and no condition or circumstance exists, that would reasonably be expected to subject any Group Company to any liability, penalty or Tax (whether or not assessed) under Section 4980H or Section 4980D of the Code or any other provision of PPACA.

           (vii)  No Company Benefit Plan provides for post-employment or post-termination health, life or disability insurance benefits to any current or former employee, officer or director of any Group Company or any other Person, except for coverage required by COBRA or other applicable Law for which the covered Person pays the full cost of coverage for such Person and his or her beneficiaries or dependents;

          (viii)  No Group Company or current or former employee, officer or director thereof or, to the Knowledge of the Company, any other "disqualified person" or "party in interest" (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Company Benefit Plan or a breach of fiduciary duty (as determined under ERISA) with respect to a Company Benefit Plan that would reasonably be expected to result in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code;

            (ix)  Each Company Benefit Plan which is a "nonqualified deferred compensation plan" (within the meaning of Section 409A of the Code) has been operated and administered in all material respects in compliance with Section 409A of the Code and any proposed and final guidance under Section 409A of the Code. None of the Group Companies has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax imposed under Sections 409A or 4999 of the Code; and

             (x)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will, (A) result in any payment (whether in cash, property or the vesting of property), benefit or other right becoming due to any employee, officer, director or independent contractor (to the extent an individual Person) of the Group Companies, (B) increase any compensation or benefits otherwise payable under any Company Benefit Plan or otherwise, (C) result in the acceleration of the time of payment, funding or vesting of any such compensation, benefits, or other rights under any such Company Benefit Plan or otherwise, (D) result in any obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any

    Company Benefit Plan, or (E) result in any "excess parachute payments" becoming payable to any "disqualified individuals" for purposes of Sections 280G and 4999 of the Code.

            (xi)  Each Option (A) has an exercise price at least equal to the fair market value of the underlying shares of Common Stock as of the grant date and any repricing with respect to the Options did not cause such Options to be deferred compensation under Section 409A of the Code or otherwise non-compliant under Section 409A of the Code; (B) has not had its exercise date or grant date delayed or "back- dated"; and (C) has been issued in compliance with all applicable Laws and properly accounted for in all respects in accordance with GAAP. The Company has never granted any stock options or stock appreciation rights with an exercise price that was, or could be, less than the fair market value of the underlying shares of Common Stock or other equity instrument of the Company as of the grant date, or taken any action that would cause any stock option or stock appreciation right to be deferred compensation for purposes of Section 409A of the Code or otherwise fail to comply with Section 409A of the Code.

        Section 3.17    Labor Relationships.

          (a)   None of the Group Companies' employees are represented by a union, works council, labor organization or other employee representative body, nor are any of the Group Companies party to or bound by any collective bargaining agreement, works council agreement or other Contract or bargaining relationship with any union, works council, labor organization, or other employee representative body. To the Knowledge of the Company, there are no, and in the past three (3) years have been no, union organizing or decertification activities relating to employees of any of the Group Companies.

          (b)   None of the Group Companies' employees are a signatory to a collective bargaining agreement with any trade union, or, to the Knowledge of the Company, any labor organization or group, in each case with respect to their employment with any of the Group Companies.

          (c)   No material labor dispute, walk out, strike, hand billing, picketing, or work stoppage by employees of any Group Company against the Group Companies has occurred, is in progress or, to the Knowledge of the Company, has been threatened in the last three (3) years.

          (d)   None of the Group Companies has any material liability with respect to any unpaid wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation which has or have come due and payable to their current or former employees or independent contractors under applicable Law, Contract or policy, or with respect to the misclassification or treatment of any service providers to any of the Group Companies as an independent contractor, leased employee, or other non-employee.

        Section 3.18    International Trade & Anti-Corruption Matters.

          (a)   None of the Group Companies, nor to the Knowledge of the Company, any of their respective officers, directors, employees, agents or other third party representatives acting on behalf of the Group Companies: (x) is currently, or has been in the last five (5) years: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws, or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury's Internal Revenue Service (collectively, "Trade Control Laws"); or (y) has at any time made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws. The Group Companies have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials.

          (b)   In the last three (3) years, none of the Group Companies have, in connection with or relating to the business of the Group Companies, received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing, in each case related to Trade Control Laws or Anti-Corruption Laws.

        Section 3.19    Certain Fees.    Except as set forth on Schedule 3.19, no Parent Party or Group Company shall be obligated to pay or bear any brokerage, finder's or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Equity Holders or the Group Companies or any of their respective Affiliates. Other than amounts payable at Closing to be included in Company Transaction Expenses and without limiting any rights to indemnification thereunder, no fees or expenses are or will be payable under the Engagement Letter set forth on Schedule 3.19 with respect to the transactions contemplated by this Agreement or any other Transactions (as defined in such Engagement Letter).

        Section 3.20    Insurance Policies.    Schedule 3.20 contains a true, correct and complete list of all material insurance policies carried by or for the benefit of the Group Companies. As of the date hereof, all such insurance policies are in full force and effect, all premiums with respect thereto that are owed have been paid, and no material notice of cancellation, termination, reduction in coverage or disallowance of any claim has been received by any Group Company with respect to any such policy. To the Knowledge of the Company, there is no pending material claim by any Group Company against any insurance carrier under any such insurance policy for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

        Section 3.21    Affiliate Transactions.    Except for (a) the Management Agreement or (b) as otherwise disclosed on Schedule 3.21, there are no transactions or Contracts between any Group Company, on the one hand, and any Majority Stockholder or any Affiliate thereof, on the other hand (except any transactions or Contracts that are not material to the applicable Group Company).

        Section 3.22    Information Supplied.    None of the information supplied or to be supplied by the Group Companies for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement will, at the date such information is provided, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by the Group Companies or that are included in the Proxy Statement and the Registration Statement). Notwithstanding the foregoing, the Group Companies make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by the Parent Parties for inclusion or incorporation by reference in the Proxy Statement, the Registration Statement or any Parent Reports, or (b) any projections or forecasts included in the Proxy Statement or the Registration Statement.

        Section 3.23    Customers and Suppliers.    Schedule 3.23 sets forth a list of the Group Companies' Material Customers and Material Suppliers showing the approximate total sales by the Group Companies to each such Material Customer and the approximate total purchases by the Group Companies from each such Material Supplier, during the applicable period of such measurement. No such Material Supplier or Material Customer listed on Schedule 3.23, has (a) terminated its relationship with any of the Group Companies, (b) as of the date hereof, to the Knowledge of the Company, materially reduced its business with any of the Group Companies or materially and adversely modified its relationship with any of the Group Companies or (c) as of the date hereof, to the Knowledge of the Company, notified any of the Group Companies of its intention to take any such action.

        Section 3.24    Compliance with Laws.

          (a)   Each Group Company is, and has been for the past three (3) years, in material compliance with all Laws and Orders applicable to their respective businesses, operations, assets and properties, except for noncompliance which would not reasonably be expected to be material to the Group Companies, taken as a whole.

          (b)   Without limiting in any way the generality of other provisions of this Agreement, except as identified on Schedule 3.24(b):

              (i)  Each Group Company is, and has been for the past three (3) years, in material compliance with all Applicable Healthcare Industry Laws, except for noncompliance which would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole.

             (ii)  None of the Group Companies is, or in the last three (3) years has been, subject to, or has received any written notice of, any pending or, to the Knowledge of the Company, threatened action by any Governmental Entity alleging any violation of or noncompliance with any Applicable Healthcare Industry Law, including any action by (A) the U.S. Department of Health and Human Services' Office of Inspector General, the U.S. Department of Justice, and any attorney general of any State of the United States, or (B) any other equivalent Governmental Entity in any other jurisdiction, in each case alleging any violation of or noncompliance with any Applicable Healthcare Industry Laws.

            (iii)  No Group Company nor, to the Knowledge of the Company, any third party authorized by the Company has made on behalf of the Company any material false statements or material omissions any reports or submissions to any Governmental Entity, and no Group Company nor, to the Knowledge of the Company, any third party authorized by the Company has made or offered on behalf of the Company any payments, gratuities, or other things of value that are prohibited by any law or regulation to personnel of any Governmental Entity.

            (iv)  No Group Company has failed to comply with the security and privacy standards adopted pursuant to the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the Health Information Technology for Economic and Clinical Health Act of 2009, as amended, and implementing regulations that are applicable to a Business Associate, as defined by HIPAA, or any equivalent or similar Applicable Healthcare Industry Laws except for such noncompliance which would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole.

             (v)  No Group Company has in the last three (3) years undertaken any product recalls, field actions, corrections, removals or market withdrawals, other than to facilitate such actions on behalf of its suppliers and original equipment manufacturers.

        Section 3.25    Sufficiency of Assets.    Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, the Group Companies have good and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the material items of tangible personal property used or held for use in the business of the Group Companies, free and clear of any and all Liens (other than Permitted Liens). The tangible assets owned or leased by the Group Companies constitute all of the material tangible assets reasonably necessary for the continued conduct of the business of the Group Companies after the Closing in the Ordinary Course.

        Section 3.26    Government Contracts.    Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, no Group Company has within the last three (3) years

(a) breached or violated any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract; (b) been suspended or debarred from bidding on government contracts by a Governmental Entity; (c) been audited or investigated by any Governmental Entity with respect to any Government Contract except for routine contract audits in the ordinary course of business; (d) conducted or initiated any internal investigation or made any disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract; (e) received from any Governmental Entity or any other Person any written notice of breach, cure, show cause or default with respect to any Government Contract; or (f) had any Government Contract terminated by any Governmental Entity or any other Person for default or failure to perform. Each Group Company has established and maintains adequate internal controls for compliance with its Government Contracts. Within the last three (3) years, the Group Companies have accurately reported all pricing discounts and credited to customers and all invoices and claims for payment, reimbursement or adjustment submitted by each Group Company were current, accurate and complete in all material respects as of their respective submission dates or were subsequently corrected.

        Section 3.27    No Other Representations or Warranties; Schedules.    Except for the representations and warranties contained in this Article III (as modified by the Schedules, as supplemented and amended), none of the Group Companies, any Equity Holder or any other Person makes any other express or implied representation or warranty with respect to the Group Companies, any Equity Holder or the transactions contemplated by this Agreement, and the Company disclaims any and all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Parent Parties or their respective Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Parent Parties by any director, officer, employee, agent, consultant, or representative of the Company or the Equity Holders or any of their respective Affiliates). The Company makes no representation or warranty to the Parent Parties regarding the probable success or future profitability of the Group Companies. Except as expressly set forth in this Article III (as modified by the Schedules, as supplemented and amended), the condition of the assets of the Group Companies shall be "as is" and "where is" and the Company makes no warranty of merchantability, suitability, fitness for a particular purpose or quality with respect to any of the tangible assets of any Group Company or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent. It is understood that any Due Diligence Materials made available to the Parent Parties or their respective Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of the Company or its Affiliates or their respective Representatives.

        Section 3.28    Independent Investigation; No Reliance.    The Group Companies have conducted their own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Parent Parties, which investigation, review and analysis was conducted by the Group Companies and their respective Affiliates and, to the extent the Group Companies deemed appropriate, by the Representatives of the Group Companies. The Company acknowledges that it and its Representatives have been provided access to the personnel, properties, premises and records of the Parent Parties for such purpose. In entering into this Agreement, the Company acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and has not relied on any factual representations or opinions of the Parent Parties or any of the Parent Parties' Representatives (except the specific representations and warranties of the Parent Parties set forth in Article IV), and the Company acknowledges and agrees, to the fullest extent permitted by Law, that:

          (a)   no Parent Party or any of its directors, officers, equityholders, members, employees, Affiliates, controlling Persons, agents, advisors or Representatives makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of

  (i) any of the information set forth in materials made available by the management of the Parent Parties, in discussions, in responses to questions submitted by or on behalf of the Group Companies, their respective Affiliates or their respective Representatives, whether orally or in writing, in materials prepared by or on behalf of the Parent Parties, or in any other form, or (ii) the pro-forma financial information, projections or other forward-looking statements of the Parent Parties, in each case in expectation or furtherance of the transactions contemplated by this Agreement; and

          (b)   no Parent Party nor any of its directors, officers, employees, equityholders, members, Affiliates, controlling Persons, agents, advisors, Representatives or any other Person shall have any liability or responsibility whatsoever to any of the Group Companies or their respective directors, officers, employees, Affiliates, controlling Persons, agents or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (including set forth in management summaries relating to the Parent Parties provided to the Group Companies, in presentations by the Parent Parties' management or otherwise), to any of the Group Companies or their respective directors, officers, employees, Affiliates, controlling Persons, advisors, agents or Representatives (or any omissions therefrom), unless, in each case, to the extent any such information is also subject to disclosure under this Agreement or the Schedules.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

        Except (i) as set forth in the disclosure schedules delivered by Parent to the Company concurrently with the execution of this Agreement (the "Parent Disclosure Schedule") and (ii) as disclosed in any of the Parent Reports filed prior to the date of this Agreement (excluding any disclosures included in any "risk factors", "forward-looking statements" disclaimer or other statements that are similarly non-specific, predictive, cautionary or forward-looking in nature, but, it being understood that any matter disclosed in the Parent Reports filed prior to the date of this Agreement will not be deemed to be disclosed for purposes of, or to modify or qualify, Sections 4.1, 4.2, 4.3, 4.4, or 4.12 herein), the Parent Parties hereby jointly and severally represent and warrant to the Company, as follows:

        Section 4.1    Organization.    Each of the Parent Parties is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of the Parent Parties has all requisite corporate power and authority to carry on its business as now being conducted. Each of the Parent Parties is duly qualified or registered as a foreign entity to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not reasonably be expected to be material to the Parent Parties, taken as a whole. Parent has no direct Subsidiaries other than PubCo. Except for the Merger Subs, PubCo has no Subsidiaries. Except as set forth in the preceding sentence, none of Parent, PubCo or the Merger Subs owns, directly or indirectly, any interest or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Except as provided hereby, no Parent Party is party to any contract that obligates any Parent Party to invest money in, loan money to or make any capital contribution to any other Person.

        Section 4.2    Authorization.    Each of the Parent Parties has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject in each case to the receipt of the requisite approval of the Transaction Proposals by the Parent Stockholders. This Agreement has been, and the Ancillary Agreements to which any of the Parent Parties are or will be a party as of the Closing Date shall be, duly authorized, executed and delivered by each of the Parent Parties, as applicable, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitutes the legal, valid and binding obligations of each of the Parent Parties, as applicable, enforceable against each of the Parent Parties, as applicable, in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

        Section 4.3    Capitalization.

          (a)   Section 4.3(a) of the Parent Disclosure Schedule sets forth the number and holder of all of the issued and outstanding capital stock of each of PubCo and each Merger Sub. Parent is the sole record and beneficial owner of all of the issued and outstanding capital stock of PubCo, free and clear of any Liens, and PubCo is directly or indirectly the sole record and beneficial owner of all of the issued and outstanding equity securities of each Merger Sub, free and clear of all Liens. All of the issued and outstanding equity securities of the Parent Parties have been duly authorized and validly issued, and are fully paid and non-assessable. No Person other than Parent has any rights with respect to such equity securities of PubCo, and no Person other than PubCo has any rights with respect to such equity securities of each Merger Sub, and no such rights arise by virtue of or in connection with the transactions contemplated by this Agreement (except as contemplated by this Agreement and the Permitted Equity Financing).

          (b)   The authorized capital stock of Parent consists of 221,000,000 shares of capital stock, consisting of (i) 200,000,000 shares of Parent Common Stock, (ii) 20,000,000 shares of Parent Class F Stock, and (iii) 1,000,000 shares of Parent Preferred Stock. As of May 11, 2018, the issued and outstanding capital stock of Parent consists of 57,500,000 shares of capital stock, consisting of (A) 46,000,000 shares of Parent Common Stock, (B) 11,500,000 shares of Parent Class F Stock, and (C) no shares of Parent Preferred Stock. At Closing, each share of Parent Class F Stock will be convertible into one share of Parent Common Stock. All of the shares of PubCo Common Stock issuable pursuant to this Agreement at the Effective Time will be, when so issued, (1) duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (2) issued pursuant to an effective registration statement filed under the Securities Act, or an appropriate exemption therefrom, and in accordance therewith, and (3) registered under the Exchange Act. Except pursuant to this Agreement and the Parent Warrants, there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award or similar rights with respect to Parent and no options, warrants, rights, convertible or exchangeable securities, "phantom" rights, appreciation rights, performance units, commitments or other agreements relating to the Parent Common Stock, Parent Class F Stock or Parent Preferred Stock, or obligating Parent to issue, deliver or sell, or caused to be issued, delivered or sold any shares of Parent Common Stock, Parent Class F Stock or Parent Preferred Stock, or any other interest in Parent, including any security convertible or exercisable into Parent Common Stock, Parent Class F Stock or Parent Preferred Stock. There are no Contracts to which Parent is a party which require Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock, Parent Class F Stock or Parent Preferred Stock or any other interest in Parent, other than the obligation to redeem Parent Common Stock pursuant to the Organizational Documents of Parent. Each share of Parent Common Stock that has been sold has been sold pursuant to an effective registration statement filed under the Securities Act, or an appropriate exemption therefrom, and in accordance therewith. All shares of Parent Common Stock are registered under the Exchange Act. None of the issued and outstanding shares of Parent Common Stock or Parent Class F Stock were issued in violation of any preemptive rights, Laws or Orders. Except as set forth on Section 4.3(a) of the Parent Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of Parent Common Stock or any other interests in Parent.

          (c)   Parent has issued 37,950,000 warrants (the "Parent Warrants"), each such Parent Warrant entitling the holder thereof to purchase one (1) share of Parent Common Stock on the terms and conditions set forth in the applicable warrant Contract.

          (d)   Each holder of any of the shares of Parent Class F Stock initially issued to Parent Sponsor in connection with Parent's initial public offering (i) is obligated to vote all such shares of Parent Class F Stock in favor of approving the transactions contemplated hereby, and (ii) is not entitled to redeem any of such shares of Parent Class F Stock pursuant to the Organizational Documents of Parent. At all times prior to the Effective Time, each share of the Class F Stock shall be convertible into one share of the Parent Common Stock.

        Section 4.4    Consents and Approvals; No Violations.    Subject to the receipt of the requisite approval of the Transaction Proposals by the Parent Stockholders, the filing of the Parent Certificate of Merger, the First Company Certificate of Merger, the Second Company Certificate of Merger, the filing of any Parent Report, NASDAQ approval, and the applicable requirements of the HSR Act, and assuming the truth and accuracy of the Company's representations and warranties contained in Section 3.5, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the transactions contemplated hereby or by or any Ancillary Agreement will (a) conflict with or result in any material breach of any provision of the Organizational Documents of any Parent Party, (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity, (c) result in a material violation of or material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which any Parent Party is a party or by which any Parent Party or any of their respective assets may be bound, or (d) violate any Law or Order applicable to any Parent Party, excluding from the foregoing clauses (b), (c) and (d), such requirements, violations or defaults which would not reasonably be expected to be material to the Parent Parties, taken as a whole.

        Section 4.5    Financial Statements.    The financial statements and notes contained or incorporated by reference in the Parent Reports filed prior to the date of this Agreement fairly present, in all material respects, (a) the financial condition of the Parent as at the respective dates of, and for the periods referred to in, such financial statements, in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Regulation S-X of the SEC), and (b) the consolidated financial position, results of operations, income and cash flows of Parent as at the respective dates of, and for the periods referred to in, such financial statements, except as otherwise noted therein. No Parent Party has any material off-balance sheet arrangements that are not disclosed in the Parent Reports filed prior to the date of this Agreement.

        Section 4.6    Financial Capability.

          (a)   Parent has delivered to the Company a true and complete copy of the executed debt commitment letter, dated as of the date hereof, among JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., KeyBanc Capital Markets Inc., KeyBank National Association and Cash Merger Sub (as amended, restated, replaced, supplemented, waived or otherwise modified in accordance with the terms of this Agreement, the "Debt Commitment Letter"), pursuant to which the financial institutions party thereto (together with any other Person that becomes a party thereto by joinder or otherwise, the "Lenders") have agreed, upon the terms and subject to the conditions thereof, to lend the amounts set forth therein, for, among other things, the purposes of financing the transactions contemplated by this Agreement (including the redemption of the Senior Notes contemplated by Section 5.21) and related fees and expenses (the "Debt Financing"). The Debt Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Debt

  Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto in accordance with its terms, in each case, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general principles of equity. There are no conditions precedent related to the obligations of the Lenders to fund the full amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letter, and, other than a fee letter relating to fees with respect to the Debt Financing (a complete copy of which has been provided to the Company with fee amounts and other economic terms being the only terms redacted (which redacted terms do not adversely affect the availability of or impose any additional conditions on the availability of the Debt Financing)), there are no side letters or other contracts or binding arrangements (oral or written) to which any Parent Party is a party related to the funding at the Closing of the Debt Financing other than the Debt Commitment Letter. Subject to the terms and conditions of the Debt Commitment Letter, the net proceeds contemplated from the Debt Financing, together with the amount in the Trust Account, as of the date of this Agreement, the net proceeds contemplated from the Permitted Equity Financing subject to the THL Subscription Agreement, and other Available Cash will, in the aggregate, be sufficient for the satisfaction of all of the payment obligations of the Parent Parties under this Agreement at the Closing, including the payment of (i) the Total Cash Value, and (ii) all fees and expenses and other payment obligations required to be paid or satisfied by the Parent Parties in connection with the transactions contemplated by this Agreement and the Debt Financing at the Closing (it being understood and agreed that for the purposes of this Section 4.6, the Existing Notes Refinancing (as defined below) shall be deemed to occur at Closing), including any repayment or refinancing of Indebtedness (including the Existing Notes (as defined in the Debt Commitment Letter as in effect on the date hereof)) to be repaid in connection with the consummation of the transactions contemplated by this Agreement (such amount, the "Required Financing Amount"); provided that, for the avoidance of doubt the Required Financing Amount shall always include an amount sufficient to consummate the redemption in full of the Existing Notes (as defined in the Debt Commitment Letter as in effect on the date hereof) (such redemption, the "Existing Notes Refinancing") as contemplated by the terms of this Agreement and the Debt Commitment Letter. As of the date of this Agreement, assuming the satisfaction of the conditions contained in Section 6.1 and Section 6.3, (A) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both could constitute a breach or default) on the part of Parent under the Debt Commitment Letter or, to its knowledge, any other party to the Debt Commitment Letter and (B) Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Parent at the Closing.

          (b)   Parent has delivered to the Company a true and complete copy of the executed subscription agreement, dated as of the date hereof, between THL Agiliti LLC and Parent (as amended, restated, replaced, supplemented, waived or otherwise modified in accordance with the terms of this Agreement, the "THL Subscription Agreement"), pursuant to which THL Agiliti LLC (together with any other Person that becomes a party thereto by joinder or otherwise, the "THL Investors") have agreed, upon the terms and subject to the conditions thereof, to purchase Parent Common Stock in the amounts set forth therein, for, among other things, the purposes of financing the transactions contemplated by this Agreement and related fees and expenses (together with the other equity financings permitted by Section 5.3, the "Permitted Equity Financing"). The THL Subscription Agreement has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the THL Subscription Agreement have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, the THL Subscription Agreement is in full force and effect and constitutes the legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto in accordance with its terms, in each case, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general principles of equity. There are no conditions precedent related to the obligations of the THL Investors to fund the full amount of the subscriptions contemplated by the THL Subscription Agreement other than as expressly set forth in the THL Subscription Agreement and, other than as contemplated by this Agreement, there are no side letters or other contracts or binding arrangements (oral or written) entered into by any of the Parent Parties in connection with the THL Subscription Agreement. As of the date of this Agreement, (A) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both could constitute a breach or default) on the part of Parent under the THL Subscription Agreement or, to its knowledge, any other party to the THL Subscription Agreement and (B) assuming the satisfaction of the conditions contained in Section 6.1 and Section 6.3, Parent does not have any reason to believe that any of the conditions to the Permitted Equity Financing contemplated by the THL Subscription Agreement will not be satisfied or that the Permitted Equity Financing contemplated by the THL Subscription Agreement will not be available to Parent at the Closing. No commitment fees or other fees are required to be paid pursuant to the THL Subscription Agreement.

          (c)   No Parent Party is entering into this Agreement or the Debt Financing Commitments with the intent to hinder, delay or defraud either present or future creditors. As of the Effective Time and immediately after the transactions contemplated hereby, after giving effect to the consummation of the transactions contemplated by this Agreement and the payment of all fees, costs and expenses payable by Parent with respect to the transactions contemplated hereby and in any loans or financing agreements in connection herewith and assuming (i) satisfaction of the conditions to the Parent Parties' obligations to consummate the transactions contemplated by this Agreement and (ii) the accuracy of the representations and warranties set forth in Article III and the Company's compliance with its covenants set forth in this Agreement, PubCo and its Subsidiaries shall be Solvent.

        Section 4.7    No Undisclosed Liabilities.    Except as set forth in the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2018, no Parent Party has any material liabilities or obligations of the type required to be disclosed in a consolidated balance sheet of a Parent Party in accordance with GAAP, except for liabilities and obligations (a) incurred since March 31, 2018 in the Ordinary Course, (b) incurred since March 31, 2018 pursuant to or in connection with this Agreement or the transactions contemplated hereby, (c) disclosed in this Agreement (or its schedules), or (d) which would not reasonably be expected to be material to such Parent Party.

        Section 4.8    Litigation.    There are no Actions or Orders (including those brought or threatened by or before any Governmental Entity) pending or, to the knowledge of Parent, threatened against or otherwise relating to any Parent Party or any of their respective properties at Law or in equity, excluding, in each case, Actions or Orders that would not reasonably be expected to be material to the Parent Parties, taken as a whole.

        Section 4.9    Parent Material Contracts.

          (a)   Section 4.9(a) of the Parent Disclosure Schedule sets forth a true, correct and complete list of the Parent Material Contracts.

          (b)   The Parent Material Contracts (except those that are canceled, rescinded or terminated after the date hereof in accordance with their terms) are in full force and effect in all material respects in accordance with their respective terms with respect to Parent and, to the knowledge of

  Parent, the other party thereto, assuming the due authorization, execution and delivery by such other party thereto, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general principles of equity. To the knowledge of Parent, there does not exist under any Parent Material Contract any event of material default or event or condition that constitutes a material violation, breach or event of default thereunder on the part of Parent, in each case that would reasonably be expected to be material to Parent.

        Section 4.10    Tax Returns; Taxes.    Except as otherwise disclosed on Section 4.10 of the Parent Disclosure Schedule:

          (a)   all material Tax Returns of Parent required to have been filed with any Governmental Entity in accordance with any applicable Law have been duly and timely filed and are correct and complete in all material respects;

          (b)   all Taxes due and owing by Parent have been paid in full;

          (c)   there are no extensions of time currently in effect with respect to the dates on which any Tax Returns of Parent were or are due to be filed;

          (d)   all deficiencies asserted as a result of any examination of any Tax Returns of Parent have been paid in full, accrued on the books of Parent or finally settled;

          (e)   no claims for additional Taxes have been asserted in writing and no proposals or deficiencies for any Taxes of Parent are being asserted, proposed or, to the knowledge of Parent, threatened, and no audit or investigation of any Tax Return of Parent is currently underway, pending or, to the knowledge of Parent, threatened;

          (f)    there are no outstanding waivers or agreements by or on behalf of Parent for the extension of time for the assessment of any material Taxes or any deficiency thereof and Parent has not waived any statute of limitations in respect of Taxes;

          (g)   there are no Liens for Taxes against any asset of Parent (other than Liens for Taxes which are not yet due and payable);

          (h)   Parent has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was Parent) or has any liability for the Taxes of any Person (other than any subsidiary of any group the common parent of which was Parent) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise; and

          (i)    Parent is not nor has been a party to any "listed transaction," as defined in Treasury Regulation Section 1.6011-4(b)(2).

        Section 4.11    Compliance with Laws.    Each Parent Party is in compliance with all Laws applicable to its respective businesses or operations, except for violations of such Laws that would not reasonably be expected to be material to the Parent Parties, taken as a whole. To the knowledge of each Parent Party, no Parent Party has received any written notice of or been charged with the material violation of any such Laws.

        Section 4.12    Certain Fees.

          (a)   Except as set forth on Section 4.12 of the Parent Disclosure Schedule, neither the Company nor any Equity Holder shall be directly or indirectly obligated to pay or bear (e.g., by virtue of any payment by or obligation of any of the Parent Parties or any of their respective Affiliates at or at any time after the Closing) any brokerage, finder's or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this

  Agreement based on arrangements made by or on behalf of any of the Parent Parties or any of their Affiliates.

          (b)   As of the date hereof, the Parent Parties do not anticipate that the Parent Transaction Expenses incurred or to be incurred in connection with this Agreement or the transactions contemplated herein will exceed the aggregate fees and expenses set forth in Section 4.12 of the Parent Disclosure Schedule. Except as expressly disclosed on Section 4.12 of the Parent Disclosure Schedule, no service provider receiving any portion of the Parent Transaction Expenses will be entitled to any fee, expense or other amount that includes any premium or is owed on account of any prior services performed by such service provider that are unrelated to the business of the Parent Parties.

        Section 4.13    Prior Conduct.    PubCo and each Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the other transactions contemplated by this Agreement.

        Section 4.14    SEC Filings; NASDAQ; Investment Company Act.

          (a)   Parent has filed with or furnished to the SEC all reports required to be filed or furnished with the SEC on or after June 20, 2017.

          (b)   As of its filing date (and as of the date of any amendment), each Parent Report complied, and each Parent Report filed subsequent to the date hereof will comply, in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be.

          (c)   As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), except as may have been revised, corrected or superseded by any subsequent filing prior to the date hereof, the Parent Reports filed prior to the date of this Agreement were, and any Parent Reports filed subsequent to the date hereof will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be. The Parent Reports filed prior to the date of this Agreement did not, and as relates to any Parent Reports filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (d)   Except as may have been corrected by any subsequent filing prior to the date hereof, each Parent Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

          (e)   Since July 19, 2017, Parent has complied in all material respects with the material applicable listing and corporate governance rules and regulations of NASDAQ, including the requirements for continued listing of the Parent Common Stock and Parent Warrants on NASDAQ, and there are no actions, suits or proceedings pending or, to the knowledge of Parent, threatened or contemplated, and Parent has not received any notice from NASDAQ or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the Parent Common Stock or Parent Warrants from NASDAQ or the SEC.

          (f)    Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent's filings with the SEC and other public disclosure documents and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent maintains internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act).

          (g)   Parent is in compliance in all material respects with the provisions of Sarbanes-Oxley Act and the provisions of the Exchange Act and the Securities Act relating thereto, which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to Parent.

          (h)   Parent is not, and following the Closing will continue not to be, an "investment company" or a Person directly or indirectly "controlled" by or acting on behalf of an "investment company", in each case within the meaning of the Investment Company Act. Parent constitutes an "emerging growth company" within the meaning of the JOBS Act.

        Section 4.15    Information Supplied.    None of the information supplied or to be supplied by any Parent Party for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement will, at the date the Proxy Statement or the Registration Statement is first mailed or at the time of the Parent Common Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that are included in the Parent Reports). Notwithstanding the foregoing, no Parent Party makes any representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by, or on behalf of, the Group Companies for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement, or (b) any projections or forecasts included in the Proxy Statement or the Registration Statement.

        Section 4.16    Board Approval; Stockholder Vote.    The board of directors of each Parent Party (including any required committee or subgroup of the board of directors of such Parent Party) has, as of the date of this Agreement, unanimously (a) approved and declared the advisability of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, and (b) determined that the consummation of the transactions contemplated hereby and thereby are in the best interests of such Parent Party and the stockholders of such Parent Party. Other than the approval of the Transaction Proposals, no other corporate proceedings on the part of any Parent Party are necessary to approve the consummation of the transactions contemplated hereby.

        Section 4.17    Trust Account.

          (a)   As of the date hereof, Parent has at least $460,000,000 (the "Trust Amount") in the account established by Parent for the benefit of its public stockholders (the "Trust Account"), with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust by Continental Stock Transfer & Trust Company (the "Trustee") pursuant to the Investment Management Trust Agreement, dated as of July 19, 2017, by and between Parent and the Trustee (the "Trust Agreement"). Other than pursuant to the Trust Agreement and subject to Section 6.1 and Section 6.3, the obligations of Parent under this Agreement are not subject to any conditions regarding Parent's, its Affiliates' or any other Person's ability to obtain financing for the consummation of the transactions contemplated hereby.

          (b)   The Trust Agreement has not been amended or modified, is valid and in full force and effect and is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies. There are no separate contracts, side letters or other understandings (whether written or unwritten, express or implied) (i) between Parent and the Trustee that would cause the description of the Trust Agreement in the Parent Reports filed prior to the date of this Agreement to be inaccurate in any material respect, or (ii) to Parent's knowledge, that would entitle any Person (other than stockholders of Parent holding Parent Common Stock sold in Parent's initial public offering who shall have elected to redeem their shares of Parent Common Stock pursuant to Parent's Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (A) to pay income and franchise taxes from any interest income earned in the Trust Account, (B) to pay working capital related costs, and (C) to redeem Parent Common Stock in accordance with the provisions of Parent's Organizational Documents. There are no Actions pending or, to Parent's knowledge, threatened with respect to the Trust Account.

        Section 4.18    Affiliate Transactions.    Except as described in the Parent Reports filed prior to the date of this Agreement or in connection with the Permitted Equity Financing, there are no transactions, agreements, arrangements or understandings between any Parent Party, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of such Parent Party.

        Section 4.19    Independent Investigation; No Reliance.    The Parent Parties have conducted their own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Group Companies, which investigation, review and analysis was conducted by the Parent Parties and their respective Affiliates and, to the extent the Parent Parties deemed appropriate, by the Representatives of the Parent Parties. Each Parent Party acknowledges that it and its Representatives have been provided access to the personnel, properties, premises and records of the Group Companies for such purpose. In entering into this Agreement, each Parent Party acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and has not relied on any factual representations or opinions of the Group Companies or any of the Group Companies' Representatives (except the specific representations and warranties of the Company set forth in Article III), and each Parent Party acknowledges and agrees, to the fullest extent permitted by Law, that:

          (a)   no Group Company or any of its directors, officers, equityholders, members, employees, Affiliates, controlling Persons, agents, advisors or Representatives makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of (i) any of the information set forth the Due Diligence Materials, or (ii) the pro-forma financial information, projections or other forward-looking statements of the Company or any of the Company Subsidiaries, in each case in expectation or furtherance of the transactions contemplated by this Agreement; and

          (b)   no Group Company nor any of its directors, officers, employees, equityholders, members, Affiliates, controlling Persons, agents, advisors, Representatives or any other Person shall have any liability or responsibility whatsoever to any of the Parent Parties or their respective directors, officers, employees, Affiliates, controlling Persons, agents or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (including set forth in management summaries relating to the Company provided to the Parent Parties, in materials furnished in the Company's data site (virtual or otherwise), in presentations by the Company's management or otherwise), to any of the Parent Parties or their respective directors, officers, employees, Affiliates, controlling Persons, advisors, agents or Representatives (or any omissions therefrom), unless, in each case, to the extent any such information is also subject to disclosure under this Agreement or the Schedules.

ARTICLE V

COVENANTS

        Section 5.1    Interim Operations of the Company.    The Company agrees that, during the period from the date of this Agreement to the earlier of (x) termination of this Agreement in accordance with Section 8.1, and (y) Closing, except as otherwise contemplated by this Agreement, required by Law, set forth on Schedule 5.1, or as consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

          (a)   the Company shall, and shall cause each Company Subsidiary to, conduct its business in the Ordinary Course in all material respects and, to the extent consistent with the foregoing, use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its officers and key employees, (iii) maintain existing relationships with its Material Customers and Material Suppliers and (iv) timely prepare and file all UHS Reports required to be filed pursuant to the Exchange Act; and

          (b)   the Company shall not, and shall cause each Company Subsidiary not to, effect any of the following (except, with respect to clauses (ii), (iii), (vii), (xvi) and (xix) below, or for any actions to authorize any of, or commit or agree to take any of, the actions in the foregoing clauses, which such actions are solely among members of the Group Companies):

              (i)  make any change in or amendment to its Organizational Documents;

             (ii)  issue or sell, or authorize to issue or sell, any membership interests, shares of its capital stock or any other ownership interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its membership interests, capital stock or any other ownership interests, as applicable (for the avoidance of doubt, this Section 5.1(b)(ii) shall not prohibit a holder of Options from otherwise exercising any or all Options held by such holder of Options in accordance with the applicable Option award agreement nor prohibit the Company from issuing shares pursuant to the terms of such Options);

            (iii)  split, combine, redeem or reclassify, or purchase or otherwise acquire, any membership interests, shares of its capital stock or any other ownership interests, as applicable;

            (iv)  other than in the Ordinary Course, sell, lease, license, permit to lapse, abandon or otherwise dispose of any of its properties or assets that are material to its business, including any material Company Owned Intellectual Property;

             (v)  disclose any material trade secret or other material confidential information included in the Company Owned Intellectual Property other than pursuant to confidentiality obligations in favor of the Group Companies;

            (vi)  other than in the Ordinary Course, (A) amend in any adverse respect, (B) terminate or extend any Company Material Contract or (C) enter into a Contract which, had it been entered into prior to the date hereof, would have been a Company Material Contract;

           (vii)  (A) incur any Indebtedness in excess of $1,000,000, other than short-term Indebtedness or letters of credit or capital leases incurred in the Ordinary Course or borrowings under existing credit facilities in each case to the extent required in the Ordinary Course, or (B) make any loans or advances to any other Person, other than loans and advances to employees in the Ordinary Course;

          (viii)  (A) grant or agree to grant to any employee or other independent contractor of the Company or any of the Company Subsidiaries, who has annual compensation in excess of $500,000, any increase in wages or bonus, severance, profit sharing, retirement, insurance or other compensation or benefits, or (B) adopt or establish any new compensation or employee benefit plans, programs, policies, agreements or arrangements, or amend, modify, terminate, or agree to amend, modify or terminate any existing Company Benefit Plans, or (C) accelerate the time of payment, vesting or funding of any compensation or benefits under any Company Benefit Plan (including any plan or arrangement that would be a Company Benefit Plan if it was in effect on the date hereof), or (D) make or agree to make any bonus or incentive payments to any individual outside of the currently effective bonus plan as has been made available to Parent, or (E) enter into employment, consulting or other compensation agreement (x) for which the annual compensation to be paid is greater than $500,000 or (y) which is not terminable upon notice and without liability to any of the Group Companies, except, with respect to new employment, consulting or other compensation agreements, (1) as may be required under applicable Law, (2) as required pursuant to the Company Benefit Plans set forth on Schedule 3.15(a), or (3) for payment of any accrued or earned but unpaid compensation, or (F) make any change to the key management structure of the Group Companies, including the hiring and firing of additional executive officers or termination of existing executive officers (other than for "cause");

            (ix)  (A) make, change or rescind any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes other than in the Ordinary Course, (C) change any Tax period, (D) file any amended Tax Return or claim for a material Tax refund, (E) surrender any right to claim a refund of a material amount of Taxes, (F) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement, or closing agreement related to any Tax, or (G) request any Tax ruling from a competent authority;

             (x)  cancel or forgive any Indebtedness in excess of $500,000 owed to the Company or any of the Company Subsidiaries, other than Indebtedness of the Company to a Company Subsidiary or Indebtedness for borrowed money of a Company Subsidiary to the Company or to another Company Subsidiary that does not result in a post-Closing Tax or other liability;

            (xi)  except as may be required by GAAP, make any material change in the financial or tax accounting methods, principles or practices of the Company (or change an annual accounting period);

           (xii)  (i) enter into any collective bargaining agreement, works council agreement or any other labor-related Contract with any labor union, labor organization or works council, or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Group Companies;

          (xiii)  implement any employee layoffs that would, independently or in connection with any layoffs occurring prior to the date hereof, implicate the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Law (collectively, the "WARN Act");

          (xiv)  grant or otherwise create or consent to the creation of any Lien (other than a Permitted Lien) on any of its material assets or Leased Real Properties, other than in the Ordinary Course;

           (xv)  declare, set aside or pay any dividend or make any other distribution other than the payment of cash dividends or cash distributions from excess cash balances not needed for the operation of the business in the Ordinary Course (it being agreed that cash balances of $5,000,000 are sufficient for the operation of the business for this clause);

          (xvi)  other than with respect to the payment of Company Transaction Expenses and as necessary to reduce the Estimated Closing Cash Payment to an amount below $5,000,000, make any material change to any of the cash management practices of the Company or any Company Subsidiary, including materially deviating from or materially altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

         (xvii)  waive, release, assign, settle or compromise any material rights, claims, suits, actions, audits, reviews, hearings, proceedings, investigations or litigation (whether civil, criminal, administrative or investigative) against the Company or any Company Subsidiary other than waivers, releases, assignments, settlements or compromises that do not exceed $1,500,000 in the aggregate;

        (xviii)  make or incur any capital expenditures, except for capital expenditures (A) in the Ordinary Course or (B) other than capital expenditures in an amount not to exceed $1,500,000 in the aggregate;

          (xix)  buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any securities, operating business or division;

           (xx)  enter into any new line of business;

          (xxi)  adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than the Company Mergers and the treatment of options as contemplated by this Agreement;

         (xxii)  fail to use its commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies consistent with levels maintained by the Company and each Company Subsidiary on the date of this Agreement;

        (xxiii)  from 11:59 p.m. Central Prevailing Time on the day immediately preceding the Closing Date, use or transfer any current assets of the Group Companies (including Cash and Cash Equivalents), to the extent such current assets are sold, liquidated, disposed of or otherwise used to make payment in respect of or discharge any Indebtedness or Company Transaction Expenses, pay any dividends or repurchase any equity securities of any Group Company; or

        (xxiv)  authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.1.

        Section 5.2    Interim Operations of the Parent Parties.    Each Parent Party agrees that, during the period from the date of this Agreement to the earlier of (x) termination of this Agreement in accordance with Section 8.1, and (y) Closing, except as otherwise contemplated by this Agreement, required by Law, set forth on Schedule 5.2, or as consented to by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), that such Parent Party shall not effect any of the following:

          (a)   make any change in or amendment to its Organizational Documents, other than with respect to changing its fiscal year;

          (b)   other than the Permitted Equity Financing, issue or sell, or authorize to issue or sell, any membership interests, shares of its capital stock or any other ownership interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its membership interests, capital stock or any other ownership interests, as applicable;

          (c)   split, combine, redeem or reclassify, or purchase or otherwise acquire, any membership interests, shares of its capital stock or any other ownership interests, as applicable (other than in accordance with the Parent Common Stockholder Redemption or the Parent Merger at the Closing);

          (d)   authorize or pay any dividends or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock or other securities of such Parent Party) or otherwise make any payments to any stockholder of such Parent Party in their capacity as such (other than in accordance with the Parent Common Stockholder Redemption at the Closing);

          (e)   sell, lease or otherwise dispose of any of its properties or assets;

          (f)    other than (i) with respect to the Debt Financing or (ii) in an aggregate amount less than $50,000,000 for which the proceeds are substantially used to pay obligations of PubCo and its Subsidiaries in connection with the transactions contemplated hereby, incur any material Indebtedness;

          (g)   make, change or rescind any material Tax election or settle or compromise any material Tax liability other than in the Ordinary Course;

          (h)   except as may be required by GAAP, make any material change in the financial or tax accounting methods, principles or practices of such Parent Party (other than a change of an annual accounting period);

          (i)    take any action that is reasonably likely to prevent, delay or impede the consummation of the Mergers or the other transactions contemplated by this Agreement;

          (j)    with respect to Parent, fail to be listed as a public company on NASDAQ;

          (k)   with respect to Parent, fail to use its commercially reasonable efforts to continue to qualify as an "emerging growth company" within the meaning of the JOBS Act;

          (l)    make any amendment or modification to the Trust Agreement;

          (m)  make or allow to be made any reduction in the Trust Amount, other than as expressly permitted by its Organizational Documents;

          (n)   enter into, amend or modify any transaction or Contract with any Parent Party, Parent Sponsor, or any of their respective Affiliates, other than the THL Subscription Agreement, the Permitted Equity Financing and as set forth on Section 5.2 of the Parent Disclosure Schedule;

          (o)   directly or indirectly acquire, whether by merger or consolidating with, or acquiring all or substantially all of the assets, of any other Person; acquire any equity interests in any Person; or enter into any new line of business;

          (p)   form any Subsidiary;

          (q)   settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity, other than settlements (A) if the amount of any such settlement is not in excess of $250,000 individually or $500,000 in the aggregate; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose any non-de minimis restrictions on the business activities of the Company and its Subsidiaries or Parent and its Subsidiaries, or (B) for amounts not in excess of Parent's available insurance coverage as of the date hereof; or

          (r)   authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.2.

        Section 5.3    Parent Equity Issuances.

          (a)   Notwithstanding Section 5.2 above, the Parties intend that Parent will have the right to issue additional equity in connection with the Closing as contemplated by and subject to the limitations set forth in this Section 5.3. Parent may issue additional shares of Parent common stock, solely pursuant to the THL Subscription Agreement, the other subscription agreements provided to the Company and listed on Section 5.3 of the Parent Disclosure Schedule, and any additional subscription agreements for Parent common stock at the Reference Price and otherwise in form and substance substantially similar to those already provided to the Company or otherwise agreed to by the Company (collectively, the "Subscription Agreements"). Parent has delivered to the Company true and complete copies of all of the Subscription Agreements executed on or prior to the date hereof. At and prior to the Effective Time, PubCo may only issue additional shares of its common stock in connection with the Parent Merger and the Company Mergers as contemplated herein.

          (b)   From and after the date any Subscription Agreement has been executed and delivered by all parties thereto and ending at the earlier of (i) the Closing Date, and (ii) the termination of this Agreement pursuant to Section 8.1, each Parent Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to arrange, consummate and enforce the Permitted Equity Financing on the terms and condition described in the Subscription Agreements. No Parent Party shall, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any amendment, supplement or modification to be made to any provision of the Subscription Agreements or enter into any new agreements with respect to the issuance of additional shares of Parent in connection with the transactions contemplated by this Agreement except as permitted pursuant to Section 5.3(a) above.

          (c)   Subject to Section 5.3(b), from the date hereof and ending at the earlier of (1) the Closing Date, and (2) termination of this Agreement pursuant to Section 8.1, the Company shall, and shall cause the Company Subsidiaries to, use its reasonable best efforts to cooperate and cause the respective officers, employees and advisors, including legal and accounting, of the Company and the Company Subsidiaries to provide to the Parent Parties, at the sole expense of the Parent Parties, such reasonable cooperation in connection with the arrangement of the Permitted Equity Financing as may be reasonably requested by the Parent Parties.

        Section 5.4    Trust Account.    Upon satisfaction or waiver of the conditions set forth in Article VI and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall use reasonable best efforts to cause the Trustee to (A) pay as and when due all amounts payable to stockholders of Parent holding shares of the Parent Common Stock sold in Parent's initial public offering who shall have previously validly elected to redeem their shares of Parent Common Stock pursuant to Parent's Organizational Documents, and (B) immediately thereafter, pay all remaining amounts then available in the Trust Account in accordance with this Agreement and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

        Section 5.5    Commercially Reasonable Efforts; Consents.

          (a)   Each of the Parties shall cooperate, and use their respective commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as and when required in accordance with Section 7.1, including obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities necessary to consummate the transactions contemplated by this Agreement; provided, that in no event shall any Group Company be required to pay any material fee, penalty or other consideration to obtain any license, permit, consent, approval, authorization, qualification or waiver required under any Contract for the consummation of the transactions contemplated hereby. Parent shall pay 100% of the applicable filing fees due under the HSR Act.

          (b)   Without limiting the generality of the foregoing, each Party will promptly after execution of this Agreement (but in no event later than ten (10) Business Days after the date hereof) make all filings or submissions as are required under the HSR Act. Each Party will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will take all other actions necessary to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates or any of its or their Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, and subject to applicable Law, each of the Group Companies and Parent Parties will: (A) promptly notify other Parties of any written communication made to or received by them, as the case may be, from any Governmental Entity regarding any of the transactions contemplated hereby; (B) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (C) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; and (D) furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the transactions contemplated hereby.

          (c)   No Party shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Entity of any of the aforementioned filings. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

        Section 5.6    Public Announcements.    None of the Parties shall and, each Party shall cause its Affiliates not to, make or issue any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that no such consent or prior notice shall be required in connection with any public announcement or press release the content of which is consistent with that of any prior or contemporaneous public announcement or press release by any Party in compliance with this Section 5.6. Nothing in this Section 5.6 shall limit any Party from making any announcements, statements or acknowledgments that such Party is required by applicable Law or the requirements of any national securities exchange to make, issue or release (including in connection with the exercise of the fiduciary duties of the board of directors of Parent); provided, that, to the extent practicable, the Party making such announcement, statement or acknowledgment shall provide such announcement, statement or acknowledgment to the other Parties prior to release and consider in good faith any comments from such other Parties; provided, further, that nothing therein shall prohibit or limit Parent Parties from disclosing any such information to their potential financing sources (provided such financing sources are obligated to maintain the confidentiality of such information) after giving prior written notice of such disclosure to the Stockholders' Representative.

        Section 5.7    Supplemental Disclosure.

          (a)   From the date hereof through the Closing Date, the Company shall disclose to Parent any event, fact or circumstance that would reasonably be expected to cause the failure of any condition set forth in Section 6.1 or Section 6.3 to be satisfied.

          (b)   From the date hereof through the Closing Date, the Parent shall disclose to the Company any event, fact or circumstance that would reasonably be expected to cause the failure of any condition set forth in Section 6.1 or Section 6.2 to be satisfied.

        Section 5.8    Access to Information. Confidentiality.    From the date hereof until the Closing, upon reasonable notice, the Company shall, and shall cause each Company Subsidiary to, provide to Parent Parties and their representatives (including any Financing Sources and their representatives) during normal business hours reasonable access to all employee, facilities, books and records of the Company and the Company Subsidiaries reasonably requested; provided that (a) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement, or (b) nothing herein shall require the Company to provide access to, or to disclose any information to, the Parent Parties or any of their representatives if such access or disclosure, in the good faith reasonable belief of the Company, (i) would cause significant competitive harm to the Company or any Company Subsidiary if the transactions contemplated by this Agreement are not consummated, (ii) would waive any legal privilege or (iii) would be in violation of applicable Laws (including the HSR Act and any other applicable Laws). All of such information provided to the Parent Parties shall be treated as confidential information pursuant to the terms of the Confidentiality Agreement, the provisions and restrictions of which are by this reference hereby incorporated herein; provided that nothing therein shall prohibit or limit Parent Parties from disclosing any such information to their potential financing sources (provided such financing sources are obligated to maintain the confidentiality of such information) after giving prior written notice of such disclosure to the Stockholders' Representative.

        Section 5.9    Tax Matters.

          (a)    Tax Returns.    PubCo shall, at its own expense, prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Group Companies for all Tax periods (or portions thereof) ending on the Closing Date that have not been filed as of the Closing Date and are required to be filed after the Closing Date. PubCo shall cause any amounts shown to be due on such Tax Returns to be timely remitted to the applicable Governmental Entity no later than the date on which such Taxes are due.

          (b)    Review of Tax Returns.    PubCo shall provide the Stockholders' Representative with a copy of each such income Tax Return prepared in accordance with Section 5.9(a) above for review and comment not later than thirty (30) days prior to its due date (including extensions). The Stockholders' Representative shall review and comment on such Tax Returns within fifteen (15) days of receipt thereof. If the Stockholders' Representative does not submit comments within such period, then the Stockholders' Representative will be deemed to have approved such Tax Returns as prepared by PubCo, and PubCo will file such Tax Returns promptly. If the Stockholders' Representative delivers comments to PubCo within such period, PubCo shall incorporate any of the Stockholders' Representative's reasonable comments and the Stockholders' Representative and PubCo shall use good faith efforts to resolve any dispute in connection with such comments. In the event PubCo and the Stockholders' Representative are unable to agree on any such revisions within five (5) days after the Stockholders' Representative provides its comments, PubCo and the Stockholders' Representative shall engage the Accounting Firm to resolve the dispute, the costs of which shall be borne equally by the Equity Holders on the one hand, and PubCo on the other hand. Upon the final determination of such dispute, PubCo shall file or cause to be filed such Tax Returns promptly but no later than five (5) days after such final determination. Notwithstanding anything to the contrary in this Section 5.9(b), PubCo shall be entitled to file, or cause to be filed, the applicable Tax Return without having incorporated the disagreed-upon changes solely to avoid a late filing of such Tax Return. In the event the Accounting Firm's resolution of the dispute necessitates that a Tax Return filed in accordance with the previous sentence be amended, PubCo shall cause an amended Tax Return to be filed that reflects such resolution.

          (c)    Post-Closing Tax Actions.    Neither PubCo nor any of its Affiliates shall (i) amend any Tax Return with respect to any Tax period (or portion thereof) ending on or before the Closing Date, or (ii) amend, refile, revoke or otherwise modify any Tax election of any Group Company with respect to any Tax period (or portion thereof) ending on or before the Closing Date, in each case, without the prior written consent of the Stockholders' Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

          (d)    Certain Taxes.    All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne 100% by Parent, and Parent will cooperate in filing all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

          (e)    Preservation of Records.    Notwithstanding anything to the contrary in this Agreement, PubCo agrees that it shall, and it shall cause the Group Companies to, (i) preserve and keep the Tax and accounting records of the Group Companies for a period of seven (7) years from the Closing, or for any longer periods as may be required by any Governmental Entity or ongoing litigation, and (ii) make such records and the relevant employees of the Group Companies available to the Equity Holders or the Stockholders' Representative as may be reasonably required by the Equity Holders or the Stockholders' Representative. If PubCo, the Company or any Company Subsidiary wishes to destroy such records before the time specified above, PubCo shall first give thirty (30) days' prior written notice to the Equity Holders and the Stockholders' Representative and the Equity Holders and the Stockholders' Representative shall have the right at their respective option and expense, upon prior written notice given to PubCo within that thirty (30)-day period, to take possession of the records within ninety (90) days after the date of such Equity Holder's or Stockholders' Representative's notice to PubCo.

          (f)    Survival.    The agreements, covenants and obligations pursuant to Section 5.9(c) and (g)  shall terminate upon the termination of the Tax Receivable Agreement.

          (g)    Refunds.    PubCo will cause the Company and its Subsidiaries to file for and obtain any refunds or credits to which the Company, its Subsidiaries or any of the Sellers may be entitled in relation to the transactions contemplated under this Agreement.

          (h)    FIRPTA Certificate.    At or prior to the Closing, the Company shall deliver or cause to be delivered to the Parent (i) a certificate of the Company certifying that the Company is not, and has not been, a United States real property holding corporation, within the meaning of Section 897 of the Code, during the applicable period specified in Section 897(c)(1)(a)(ii) of the Code and (ii) a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

        Section 5.10    Directors' and Officers' Indemnification.

          (a)   Parent and Company Surviving Subsidiary agrees to ensure that all rights to indemnification now existing in favor of any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of the Company or any of the Company Subsidiaries or who, at the request of the Company or any of the Company Subsidiaries, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual's heirs, executors or administrators, the "Indemnified Persons") solely to the extent as provided in the respective governing documents and indemnification agreements to which the Company or any of the Company Subsidiaries is a party or bound, shall survive the Mergers and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time and indemnification agreements and the provisions with respect to indemnification and limitations on liability set forth in such governing documents shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Persons thereunder; provided, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. No Parent Party nor the Company Surviving Subsidiary shall settle, compromise or consent to the entry of judgment in any action, proceeding or investigation or threatened action, proceeding or investigation without the written consent of such Indemnified Person.

          (b)   On or prior to the Closing Date, the Parent shall purchase through a broker of Parent's choice, and maintain in effect for a period of six (6) years thereafter, a tail policy to the current policy of directors' and officers' liability insurance maintained by the Company, which tail policy shall be effective for a period from the Closing through and including the date six (6) years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Closing, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, but not materially more advantageous than, in the aggregate, the coverage currently provided by such current policy covering those Persons who are covered on the date hereof by such policy and with terms, conditions, retentions and limits of liability that are no less advantageous than, but not materially more advantageous than, the coverage provided under the Company's existing policy, provided, however, that the Tail Premium (as defined below) shall not exceed 250% of the Company's current annual premium for the Company's current policy of directors' and officers' liability insurance, and provided further that if the annual premium exceeds such amount, then Parent shall obtain such insurance with the greatest coverage available but not materially more advantageous than the existing policy for a cost not exceeding such amount. The amount paid by the Company under this Section 5.10(b) shall be referred to as the "Tail Premium."

          (c)   From and after the Effective Time, the Company Surviving Subsidiary immediately following the Closing agrees to indemnify, defend and hold harmless, as set forth as of the date hereof in the Organizational Documents of the Company and to the fullest extent permitted under applicable Law, all Indemnified Persons with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of the Company Subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees of the Company or any of the Company Subsidiaries, occurring prior to the Effective Time, including the execution of, and the transactions contemplated by, this Agreement. Without limitation of the foregoing, in the event any such Indemnified Person is or becomes involved, in any capacity, in any action, proceeding or investigation in connection with any matter, including the transactions contemplated by this Agreement, occurring prior to, on or after the Effective Time, the Company Surviving Subsidiary, from and after the Effective Time, shall pay, as incurred, such Indemnified

  Person's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. The Company Surviving Subsidiary shall pay, within thirty (30) days after any request for advancement, all expenses, including attorneys' fees, which may be incurred by any Indemnified Person in enforcing this Section 5.10 or any action involving an Indemnified Person resulting from the transactions contemplated by this Agreement subject to an undertaking by such Indemnified Person to return such advancement if such Indemnified Person is ultimately determined to not be entitled to indemnification hereunder.

          (d)   Notwithstanding any other provisions hereof, the obligations of the Company Surviving Subsidiary contained in this Section 5.10 shall be binding upon the successors and assigns of the Parent Parties and the Company Surviving Subsidiary. In the event the Company Surviving Subsidiary or any of its respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of the Company Surviving Subsidiary honor the indemnification and other obligations set forth in this Section 5.10.

          (e)   The obligations of the Company Surviving Subsidiary under this Section 5.10 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Person to whom this Section 5.10 applies without the written consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10, each of whom may enforce the provisions of this Section 5.10).

          (f)    Parent and the Company hereby acknowledge (on behalf of themselves and their respective Affiliates) that the Indemnified Persons may have certain rights to indemnification, advancement of expenses and/or insurance provided by current stockholders or other Affiliates of the Company ("Indemnitee Affiliates") separate from the indemnification obligations of the Company Surviving Subsidiary hereunder. The parties hereto hereby agree (i) that the Company Surviving Subsidiary is the indemnitor of first resort (i.e., its obligations to the Indemnified Persons under this Section 5.10 are primary and any obligation of any Indemnitee Affiliate to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Indemnified Persons under this Section 5.10 are secondary), (ii) that, subject to the terms and conditions of this Section 5.10, the Company Surviving Subsidiary shall be required to advance the full amount of expenses incurred by the Indemnified Persons under this Section 5.10 and the Company Surviving Subsidiary shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted, without regard to any rights the Indemnified Persons under this Section 5.10 may have against any Indemnitee Affiliate, and (iii) that the parties hereto (on behalf of themselves and their respective Affiliates) irrevocably waive, relinquish and release the Indemnitee Affiliates (in their capacities as such) from any and all claims against the Indemnitee Affiliates for contribution, subrogation or any other recovery of any kind in respect of amounts payable to the Indemnified Persons pursuant to this Section 5.10.

          (g)   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of the Company Subsidiaries or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to or in substitution for any such claims under such policies.

        Section 5.11    Proxy Statement; Registration Statement.

          (a)   As promptly as practicable following the execution and delivery of this Agreement, Parent shall cause PubCo to prepare and file with the SEC a registration statement on Form S-4 (as amended or supplemented, the "Registration Statement"), in which the Proxy Statement shall be included in preliminary form as a prospectus, pursuant to which the shares of PubCo Common Stock and PubCo Warrants and the shares of PubCo Common Stock issuable upon the exercise of such PubCo Warrants to be issued to the holders of Parent Common Stock and Parent Warrants pursuant to the Mergers shall be registered for issuance under the Securities Act. In addition, PubCo shall use commercially reasonable efforts to register the issuance and resale of the PubCo Common Stock to be issued to the Equity Holders and the Parent Sponsor on the Registration Statement and if not so registered, PubCo agrees that, within forty-five (45) calendar days after the consummation of Closing it shall file with the SEC (at the PubCo's sole cost and expense) a registration statement registering such resale and PubCo shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof and to keep such Registration Statement effective until such time as the securities covered thereby are eligible to be sold without volume limitations pursuant to Rule 144.

          (b)   Parent agrees that it shall provide the holders of Parent Common Stock the opportunity to elect redemption of such shares of Parent Common Stock in connection with the Special Meeting, as required by Parent's Organizational Documents.

          (c)   Without limitation, in the Proxy Statement, Parent shall solicit proxies from holders of Parent Common Stock and Parent Class F Stock to vote at the Parent Common Stockholders Meeting in favor of (i) the adoption of this Agreement and the approval of the transactions contemplated hereby pursuant to Section 251 of the DGCL, (ii) the approval for purposes of the rules and regulations of NASDAQ of the issuance of equity securities as part of the Permitted Equity Financing, (iii) the material differences between the constitutional documents of PubCo that will be in effect upon the Closing and Parent's current amended and restated certificate of incorporation, (iv) an incentive compensation plan for employees of PubCo and its Subsidiaries that will be in place at the Closing and (v) any other proposals the Parties deem necessary or desirable to consummate the transactions contemplated hereby (collectively, the "Transaction Proposals"). The Proxy Statement will comply as to form and substance with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

          (d)   As promptly as practicable after the Registration Statement shall have become effective, Parent shall file the Proxy Statement in definitive form with the SEC in accordance with the rules and regulations under the Exchange Act and mail the Proxy Statement to holders of Parent Common Stock and Parent Class F Stock of record, as of the record date to be established by the board of directors of Parent. Each of the Company and Parent shall furnish all information concerning such Party and its Affiliates to the other Party, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and the Registration Statement, and the Proxy Statement and Registration Statement shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement or Registration Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement.

          (e)   Prior to filing with the SEC or mailing to Parent's Stockholders, Parent and PubCo will make available to the Company drafts of the Proxy Statement, and the Registration Statement, both preliminary and final and will provide the Company with a reasonable opportunity to comment on such drafts, shall consider such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company in connection therewith. Neither Parent nor PubCo shall file any such documents with the SEC (including response to any comments from the SEC with respect thereto) without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Parent and PubCo will advise the Company promptly after receipt of notice thereof, of (i) the time when PubCo has filed the Registration Statement, (ii) the SEC's determination whether to review the Registration Statement, (iii) in the event the preliminary Proxy Statement or the Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, (iv) the filing of any supplement or amendment to the Proxy Statement or the Registration Statement, (v) the issuance of any stop order by the SEC with respect to the Registration Statement, (vi) any request by the SEC for amendment of the Proxy Statement or the Registration Statement, (vii) any comments from the SEC relating to the Proxy Statement or the Registration Statement and responses thereto, or (viii) requests by the SEC for additional information. Parent and PubCo shall promptly respond to any SEC comments on the Proxy Statement and the Registration Statement and each shall use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC under the Exchange Act, and the Registration Statement declared effective by the SEC under the Securities Act, as soon after filing as practicable; provided, that prior to responding to any comments or material requests from the SEC, Parent will make available to the Company drafts of any such response and provide the Company with a reasonable opportunity to comment on such drafts (including the proposed final version of such document or response).

          (f)    If at any time prior to the Parent Common Stockholders Meeting there shall be discovered any information that should be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement so that the Proxy Statement or the Registration Statement, as applicable, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent or PubCo, as applicable, shall promptly transmit to its stockholders an amendment or supplement to the Proxy Statement or the Registration Statement containing such information. If, at any time prior to the Effective Time, the Company discovers any information, event or circumstance relating to the Group Companies or any of their respective Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement or the Registration Statement so that the Proxy Statement or the Registration Statement, as applicable, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Company shall promptly inform Parent of such information, event or circumstance and shall promptly provide all information required for Parent or PubCo, as applicable, to transmit to the holders of its capital stock an amendment or supplement to the Proxy Statement or the Registration Statement containing such information.

          (g)   Parent and PubCo shall make all necessary filings with respect to the transactions contemplated hereby under the Securities Act, the Exchange Act and applicable "blue sky" laws and any rules and regulations thereunder.

          (h)   The Company shall use its commercially reasonable efforts to promptly provide Parent and PubCo with all information concerning the Group Companies reasonably requested by Parent for inclusion in the Proxy Statement, the Registration Statement and any amendment or supplement to the Proxy Statement or the Registration Statement (if any), including, as promptly as practicable following the execution of this Agreement, the unaudited consolidated balance sheet and related unaudited statements of operations and cash flows of UHS OpCo and its Subsidiaries for the fiscal quarter of the Company and the six months ended June 30, 2018 and June 30, 2017 (including the related Management's Discussion and Analysis of Financial Condition and Results of Operations), in each case (i) prepared in accordance with GAAP applied on a consistent basis throughout such period (except (x) as may be indicated therein or in the notes thereto to the extent permitted by Regulation S-X of the SEC and (y) subject to normal and recurring year-end adjustments and the absence of notes thereto, none of which would be material individually or in the aggregate) and in accordance with Regulation S-X of the SEC, and (ii) fairly presenting, in all material respects, the consolidated financial position, results of operations and cash flows of UHS OpCo as at June 30, 2018 and for the respective periods indicated therein. The Company shall cause the officers and employees of the Group Companies to be reasonably available to Parent, PubCo and their counsel in connection with the drafting of the Proxy Statement and the Registration Statement and responding in a timely manner to comments on the Proxy Statement and the Registration Statement from the SEC. The Company shall provide to Parent and PubCo the unaudited consolidated balance sheet and related unaudited statements of operations and cash flows of UHS OpCo and its Subsidiaries (including the related Management's Discussion and Analysis of Financial Condition and Results of Operations) for each fiscal quarter of the Company and the year to date period ended after June 30, 2018 and at least forty-five (45) days prior to the Closing Date, in each case within forty (40) days following the end of such fiscal quarter, in each case prepared in accordance with Regulation S-X. The Parent Parties acknowledge that no audited or unaudited financial statements of the Company shall be requested from the Company.

          (i)    Parent and PubCo shall use their reasonable best efforts to (i) cause the shares of PubCo Common Stock to be issued to the Equity Holders to be approved for listing on NASDAQ upon issuance, (ii) cause the shares of PubCo Common Stock to be issued to the holders of Parent Common Stock to be approved for listing on NASDAQ upon issuance, (iii) cause the PubCo Warrants to be approved for listing on NASDAQ, (iv) cause the shares of PubCo Common Stock to be issued upon exercise of the PubCo Warrants to be approved for listing on NASDAQ upon issuance and (v) make all necessary and appropriate filings with NASDAQ and undertake all other steps reasonably required prior to the Closing Date to effect such listings.

        Section 5.12    Parent Common Stockholder Meeting.    Parent shall, as promptly as practicable, establish a record date (which date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold a meeting of Parent's stockholders (the "Parent Common Stockholders Meeting"), for the purpose of voting on the Transaction Proposals, which meeting shall be called for a date not more than thirty-five (35) days after the date on which Parent mails the Proxy Statement to its stockholders (subject to extension as provided in this Section 5.12). Parent shall use its reasonable best efforts to obtain the approval of the Transaction Proposals, including by soliciting proxies as promptly as practicable in accordance with applicable Law and its Organizational Documents for the purpose of approving the Transaction Proposals; provided that the foregoing shall not in any event preclude a Change in Recommendation to the extent permitted by this Section 5.12. Parent shall, through its board of directors, recommend to its stockholders that they vote in favor of the Transaction Proposals (the "Parent Board Recommendation") and Parent shall include the Parent Board Recommendation in the Proxy Statement. The board of directors of Parent shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Board Recommendation (a "Change in Recommendation"); provided that the board of directors may make a Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel and/or financial advisors, that a failure to make a Change in Recommendation would reasonably be expected to constitute a breach by the board of directors of its fiduciary obligations to Parent's stockholders under applicable Law; provided, however, that the board of directors of Parent may not make such Change in Recommendation unless (1) the board of directors of Parent has provided prior written notice to the Company (a "Parent Recommendation Change Notice") that it is prepared to effect a Change in Recommendation at least five (5) Business Days prior to taking such action, which notice shall specify the basis for such Change in Recommendation, (2) during the five (5) Business Day period after delivery of the Parent Recommendation Change Notice, the Company may propose to Parent any revisions to this Agreement that the Company proposes to make and Parent will engage in good faith discussions with the Company regarding such proposal(s), (3) at the end of such five (5) Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by the Company, the board of directors of the Parent determines in good faith (after consultation with outside legal counsel and/or a financial advisor) that the failure to make such a Change Recommendation would reasonably be expected to constitute a breach by the board of directors of its fiduciary duties to Parent's stockholders under applicable Law. Parent agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Parent Common Stockholders Meeting for the purpose of voting on the Transaction Proposals shall not be affected by any Change in Recommendation, and Parent agrees to establish a record date for, duly call, give notice of, convene and hold the Parent Common Stockholders Meeting and submit for the approval of its stockholders the matters contemplated by the Proxy Statement, regardless of whether or not there shall be any Change in Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent shall be entitled to postpone or adjourn the Parent Common Stockholders Meeting on one or more occasions (a) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of Parent has determined in good faith is required by applicable Law is disclosed to Parent's stockholders and for such supplement or amendment to be promptly disseminated to the Parent's stockholders prior to the Parent Common Stockholders Meeting, (b) if, as of the time for which the Parent Common Stockholders Meeting is scheduled (as set forth in the Proxy Statement), there are insufficient shares of Parent Common Stock and Parent Class F Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Common Stockholders Meeting, (c) by up to ten (10) Business Days if, as of the deadline for electing redemption by holders of Offering Shares, the number of shares being redeemed would cause the condition to Closing set forth in Section 6.1(g) not be satisfied, or (d) by up to ten (10) Business Days in order to solicit additional proxies from stockholders in favor of the adoption of the Transaction Proposals; provided, that in the event of a postponement or adjournment pursuant to clauses (a) or (b) above, the Parent Common Stockholders Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved, and in no event shall the Parent Common Stockholders Meeting be reconvened on a date that is later than five (5) Business Days prior to the Outside Date.

        Section 5.13    Section 16 of the Exchange Act.    Prior to the Closing, the board of directors of PubCo, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of PubCo Common Stock and the PubCo Rollover Equity pursuant to this Agreement by any officer or director of the Group Companies who is expected to become a "covered person" of PubCo for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder ("Section 16") shall be an exempt transaction for purposes of Section 16.

        Section 5.14    Nonsolicitation.

          (a)   From the date of this Agreement until the earlier of (x) the Effective Time or (y) the date on which this Agreement is terminated, other than in connection with the transactions contemplated hereby, each Parent Party agrees that it will not, and will not authorize or (to the extent within its control) permit any of its Subsidiaries or any of its or its Subsidiaries' directors, officers, employees, agents or representatives (including investment bankers, attorneys and accountants), in each case in such directors', officers', employees', agents' or representatives' capacity in such role with the applicable Parent Party, to, directly or indirectly, (i) initiate, solicit, or facilitate, or make any offers or proposals related to, an initial Business Combination, (ii) enter into, engage in or continue any discussions or negotiations with respect to any initial Business Combination with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an initial Business Combination, or (iii) enter into any agreement relating to an initial Business Combination. Each

  Parent Party shall promptly notify the Company of any submissions, proposals or offers made with respect to an initial Business Combination as soon as practicable following such Parent Party's awareness thereof.

          (b)   From the date of this Agreement until the earlier of (x) the Effective Time or (y) the date on which this Agreement is terminated, other than in connection with the transactions contemplated hereby, the Company agrees that it will not, and will not authorize or (to the extent within its control) permit any of any Company Subsidiary or any of its or any Company Subsidiary's Affiliates, directors, officers, employees, agents or representatives (including investment bankers, attorneys and accountants), in each case in such directors', officers', employees', agents' or representatives' capacity in such role with the applicable Group Company, to, directly or indirectly, (i) initiate, solicit, or facilitate, or make any offers or proposals related to, an Acquisition Proposal, (ii) engage in any discussions or negotiations with respect to an Acquisition Proposal with, or provide any non-public information or data to, any Person that has made, or informs the Company that it is considering making, an Acquisition Proposal, or (iii) enter into any agreement relating to an Acquisition Proposal. The Company shall give notice of any Acquisition Proposal to Parent as soon as practicable following its awareness thereof. For purposes of this Agreement, "Acquisition Proposal" means any contract, proposal, offer or indication of interest in any form, written or oral, relating to any transaction or series of related transactions (other than transactions with the Parent Parties) involving any acquisition, merger, amalgamation, share exchange, recapitalization, consolidation, liquidation or dissolution involving the acquisition of all or any material portion of the Company or its businesses or assets or any material portion of the Company's capital stock or other equity interests.

        Section 5.15    Termination of Agreements.    At or prior to the Effective Time, the Company shall terminate all Contracts set forth on Schedule 5.15 without continuing liability to or obligations of the Parent Parties or the Group Companies. The parties to the Management Agreement shall enter into a mutual release with respect to all claims arising under, or related to, such Management Agreement and that are available to such party and its Affiliates (and their respective securityholders, directors, officers, employees and representatives (in such capacities)) against the other party and its Affiliates (and their respective securityholders, directors, officers, employees and representatives (in such capacities)).

        Section 5.16    Written Consent.    Not later than the second (2nd) Business Day after the Registration Statement has been declared effective by the SEC, the Company shall deliver to Parent evidence (which may be a version in .pdf format delivered to the email address of Parent set forth in Section 9.2) of a written consent substantially in the form reasonably approved by Parent (the "Written Consent") executed and delivered by holders of Company Common Stock sufficient to deliver the Requisite Company Approval approving the adoption of this Agreement in accordance with Sections 228 and 251 of the DGCL (including the Majority Stockholders with respect to all of their shares of Company Common Stock). To the extent required by and in accordance with the DGCL, the Company shall promptly (and, in any event, within fifteen (15) Business Days of the date of the Written Consent) deliver to any Company Stockholder who has not executed the Written Consent (a) a notice of the taking of the actions described in the Written Consent in accordance with Section 228 of the DGCL, and (b) subject to the provisions of the Stockholder Agreements, the notice in accordance with Section 262 of the DGCL.

        Section 5.17    Elections and Other Matters.    From and after the Closing Date, except as otherwise required by applicable Law, each Parent Party shall not, and shall cause the Company Surviving Subsidiary and the Company Subsidiaries not to, without the prior written consent of the Stockholders' Representative (which consent shall not be unreasonably withheld, conditioned or delayed), make, cause or permit to be made any Tax election or adopt or change any method of accounting, in each case that has retroactive effect to any Tax period ending on or before the Closing Date of the Company or any Company Subsidiary.

        Section 5.18    Approval of 280G Payments.    To the extent that the execution of this Agreement and the consummation of the transactions contemplated hereby may entitle any "disqualified individual" of the Group Companies to a "parachute payment" (as such terms are defined in Section 280G of the Code), then, prior to the Closing, the Company shall submit to the equityholders entitled to vote for approval, as provided under Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated pursuant thereto, any payments, benefits or other rights as to which any such individual has waived his or her rights that would otherwise entitle such individual to such a parachute payment, such that the payments, benefits or other rights to be received or retained by any "disqualified individual" (as defined in Treasury Regulation Section 1.280G-1), arising in whole or in part as a result of or in connection with the contemplated transactions, not be characterized as "excess parachute payments" under Section 280G of the Code. Prior to seeking such equityholder approval, the Company will use its commercially reasonable efforts to obtain waivers from the intended recipients of such payments, benefits or other rights, which waivers shall provide that unless such payments or benefits are approved by the equityholders of the Company to the extent and manner prescribed under Section 280G(b)(5)(B) of the Code, such payments or benefits shall not be made. At least five (5) Business Days prior to obtaining such waivers, and prior to seeking such approval, the Company shall provide drafts of such waivers and such approval materials, including the underlying analysis, to Parent for its review and approval, in order to ensure that such approval will be sought in accordance with Section 280G(b)(5)(B) of the Code and Treasury Regulation Section 1.280G-1. Prior to the Closing Date, the Company shall deliver to Parent evidence that a vote of the Company's equityholders was solicited in accordance with the foregoing provisions of this Section 5.18 and that either (i) the requisite number of votes was obtained (the "280G Approval"), or (ii) that the 280G Approval was not obtained and, to the extent waived by the recipient thereof, no such excess parachute payment shall be made.

        Section 5.19    Registration Rights Agreement; Director Nomination Agreements.    At the Closing: (a) PubCo, the Majority Stockholders and Parent Sponsor or an Affiliate thereof shall enter into a Registration Rights Agreement substantially in the form attached hereto as Exhibit D (the "Registration Rights Agreement"), (b) the Majority Stockholders and PubCo shall enter into a Director Nomination Agreement substantially in the form of Exhibit E (the "Majority Stockholder Director Nomination Agreement") and (c) Parent Sponsor or an Affiliate thereof and PubCo shall enter into a Director Nomination Agreement substantially in the form of Exhibit E (the "Parent Sponsor Director Nomination Agreement").

        Section 5.20    Debt Financing.

          (a)   From the date hereof and ending at the earlier of (i) the Closing Date and (ii) termination of this Agreement pursuant to Section 8.1, each Parent Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange, consummate and enforce the Debt Financing on the terms and conditions described in the Debt Commitment Letter as in effect on the date hereof. Such actions shall include using its reasonable best efforts to: (i) maintain in full force and effect (1) the Debt Commitment Letter until the initial funding of the Debt Financing and (2) thereafter, the First Lien Credit Documentation (as defined in the Debt Commitment Letter as in effect on the date hereof) pursuant to which the Financing Sources have committed to provide the First Lien Term Facility (as defined in the Debt Commitment Letter as in effect on the date hereof) and subject to Section 5.20(c) below, the Parent agrees that it shall not and shall not permit any of its Affiliates to terminate the commitments pursuant to the First Lien Term Facility thereunder prior to the funding thereof and the consummation of the Refinancing (as defined in the Debt Commitment Letter as in effect on the date hereof); (ii) satisfy on a timely basis all of the conditions precedent to the Debt Financing applicable to any Parent Party and within its control that are to be satisfied by such Parent Party; (iii) negotiate, execute and deliver definitive documents ("Debt Financing Documents") that substantially reflect the terms of the Debt Commitment Letter (including, as necessary and subject to the terms of the Debt Commitment Letter, agreeing to any required changes to the commitments thereunder in accordance with any "flex" provisions contained in the Debt Commitment Letter or any related fee letter), in each case which terms shall not impose new or additional conditions or expand on (or amend or modify in any manner adverse to the Company) the conditions to the funding of the proceeds from the Debt Financing at the Closing, reduce the aggregate amount of the proceeds from the Debt Financing available to be funded on the Closing Date below the Required Financing Amount (taking into account the Available Cash) or reasonably be expected to delay, impair or prevent the Closing; and (iv) if the conditions contained in Section 6.1 and Section 6.3 of this Agreement and the conditions to the Debt Financing have been satisfied, drawing the full amount of the proceeds from the Debt Financing to the extent needed, together with Available Cash and the amount in the Trust Account, to satisfy all of the payment obligations of the Parent Parties under this Agreement at the Closing. Each Parent Party shall use reasonable best efforts to comply in all material respects with its obligations under the Debt Commitment Letter to the extent that failure to do so would reasonably be expected to materially impair, materially delay or prevent the availability of all or a portion of the proceeds of the Debt Financing when required pursuant to this Agreement. No Parent Party shall, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any amendment, supplement or modification to be made to any provision of the Debt Commitment Letter or any Debt Financing Documents if such amendment, supplement or modification (i) would (A) change, expand or impose new conditions precedent to the funding of the proceeds from the Debt Financing from those set forth therein on the date hereof or (B) change the timing of the funding of the proceeds of the Debt Financing thereunder, in each case, in a manner that would reasonably be expected to materially impair, materially delay or prevent the availability of all or a portion of the proceeds of the Debt Financing when required pursuant to this Agreement, (ii) could reasonably be expected to adversely affect any Parent Party's ability to consummate the transactions contemplated by this Agreement, (iii) could reasonably be expected to prevent, impair or delay Closing, (iv) would reduce the aggregate cash amount of the proceeds of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing (except as set forth in any "flex" provisions existing on the date hereof) below the Required Financing Amount (taking into account the amount in the Trust Account and the Available Cash), or (v) would reasonably be expected to prevent, delay, impose additional conditions on, or impair the Existing Notes Refinancing (collectively, the "Restricted Commitment Letter Amendments"); provided, that notwithstanding the limitations set forth in this Section 5.20, a Parent Party may amend the Debt Commitment Letter to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof (including in replacement of a Lender) and reallocate commitments in connection therewith or assign or re-assign titles and roles to or amend parties to the Debt Commitment Letter or (2) implement any "flex" provisions set forth in the fee letter (as in effect on the date hereof) relating to the Debt Commitment Letter as in effect on the date hereof. For purposes of this Agreement, references to the "Debt Commitment Letter" shall include such document as permitted or required by this Section 5.20 to be amended, modified or waived, in each case from and after such amendment, modification or waiver. Subject to Section 6.1 and Section 6.3, each Parent Party acknowledges and agrees that the Debt Financing is not a condition to the occurrence of the Closing.

          (b)   The Parent Parties shall keep the Company reasonably informed on a reasonably current basis and in all reasonable detail of the status of their efforts to arrange and all material developments in respect of the Debt Financing. Without limiting the generality of the foregoing, the Parent Parties shall give the Company prompt written notice (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in material breach or default) by any party to the Debt Commitment Letter or any other Debt Financing Document of which any Parent Party becomes aware, (ii) if and when any Parent Party becomes aware that any portion of the Debt Financing contemplated by the Debt Commitment Letter may not be available to consummate the transactions contemplated by this Agreement at the Closing, including without limitation, if and when any Parent Party becomes aware of the termination of the Debt Commitment Letter (other than as such Debt Commitment Letter may be terminated by its terms upon the occurrence of the Closing Date (as defined in the Debt Commitment Letter (as in effect on the date hereof)) and the funding of the credit facilities thereunder and/or the occurrence of the Outside Date) prior to the earlier of the Closing and the Outside Date, (iii) of the receipt of any notice or other communication from any Person with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or any other Debt Financing Document, or (B) material dispute or disagreement between or among the Parent Parties, on the one hand, and the other parties to the Debt Commitment Letter or any other Debt Financing Document, on the other hand, that would reasonably be expected to result in a failure to receive the proceeds of the Debt Financing or delay, impair or prevent the Closing or a reduction in the amount of proceeds of the Debt Financing to be received at Closing and (iv) if at any time for any reason any Parent Parties believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter or other Debt Financing Documents. The Parent Parties shall provide the Company, upon reasonable request, with copies of all draft and final definitive documents relating to the Debt Financing, including any amendments or waivers to any of the foregoing.

          (c)   In the event that the Parent Parties determine that the Debt Financing will not be available to the Parent Parties in accordance with the terms hereof and such amount is necessary to consummate the transactions contemplated hereby at the Closing, the Parent Parties shall (i) promptly notify the Company of such expiration, termination, or unavailability and the reasons therefor and (ii) use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange for and obtain as promptly as practicable following the occurrence of any such financing failure event, alternative debt financing (the "Alternative Debt Financing"), including from the same or alternative sources, in an amount not less than the Required Financing Amount but which shall not, without the prior written consent of the Company, (x) impose any new or additional condition or otherwise expand any condition to the receipt of the Debt Financing or (y) otherwise on terms and conditions that are materially less favorable to the Parent Parties from a conditionality or enforceability perspective than the terms and conditions of (1) the Debt Commitment Letter until the initial funding of the Debt Financing and (2) thereafter, the First Lien Credit Documentation (as defined in the Debt Commitment Letter as in effect on the date hereof) until the funding of the First Lien Term Facility (as defined in the Debt Commitment Letter as in effect on the date hereof). Notwithstanding anything contained in this Section 5.20 or anything else in this Agreement, in no event shall the reasonable best efforts of the Parent Parties be deemed or construed to require the Parent Parties to, and the Parent Parties shall not be required to, (i) pay any fees in excess of those contemplated by the Debt Commitment Letter as of the date hereof, or (ii) agree to conditionality or economic terms of the Debt Financing that are less favorable than those contemplated by the Debt Commitment Letter or any related fee letter as of the date hereof. In the event that Alternative Debt Financing is obtained, the Parent Parties shall promptly provide the Company with a copy of the new financing commitment that provides for such Alternative Debt Financing (the "Alternative Debt Financing Commitment Letter"). If applicable, any reference in this Agreement to "Debt Financing" shall include "Alternative Debt Financing", any reference to "Debt Commitment Letter" shall include the "Alternative Debt Financing Commitment Letter" and any references to

  "Debt Financing Documents" shall include the definitive documentation relating to any such Alternative Debt Financing.

          (d)   From the date hereof and ending at the earlier of (1) the Closing Date, and (2) termination of this Agreement pursuant to Section 8.1, the Company shall, and shall cause the Company Subsidiaries to, use its reasonable best efforts to cooperate and cause the respective officers, employees and advisors, including legal and accounting, of the Company and the Company Subsidiaries to provide to the Parent Parties, subject to Section 5.20(e) at the sole expense of the Parent Parties, such reasonable cooperation in connection with the arrangement of the Debt Financing as is customary for debt financings of the type contemplated by the Debt Commitment Letter and/or as may be reasonably requested by the Parent Parties, including using reasonable best efforts to:

              (i)  upon reasonable notice, (A) participate in "bank meetings" of prospective lenders at times during normal business hours and locations to be mutually agreed upon (and to the extent necessary, one or more conference calls with prospective lenders in addition to any such meetings), and sessions with rating agencies to the extent Parent Parties are attempting to obtain a public corporate credit rating and public corporate family rating pursuant to the Debt Commitment Letter and (B) cause customary direct contact between senior management of the Company, on the one hand, and the proposed lenders providing the Debt Financing on the other hand at mutually agreed upon times and locations during the Company's normal business hours;

             (ii)  assist with the due diligence efforts of potential lenders and the preparation of customary marketing materials for the Debt Financing, including bank confidential information memoranda, lenders presentations, rating agency presentations and similar documents reasonably necessary in connection with the Debt Financing including delivering a customary authorization letter as contemplated by the Debt Commitment Letter (which shall include a representation to the Financing Sources (I) that the public side versions of such documents, if any, do not include material non-public information about the Company or Company Subsidiaries or securities and (II) as to the accuracy of the information about the Company and its Subsidiaries contained in the disclosure and marketing materials related to the Debt Financing and the Required Financial Information (as defined below));

            (iii)  furnish the Parent Parties and their financing sources (including each source of the Debt Financing) as promptly as practicable, with all financial statements, financial data, audit reports and other information regarding UHS OpCo and its Subsidiaries required pursuant to clauses 7(a) and (b) of Exhibit C to the Debt Commitment Letter and the UHS OpCo financial information and other historical Company related information necessary for Parent to prepare the pro forma financial statements referred to in clause 7(c) of Exhibit C to to the Debt Commitment Letter (all such information and documents in this Section 5.20(d)(iii), together with the authorization letter in Section 5.20(d)(ii), the "Required Financial Information");

            (iv)  (A) assist in facilitating the pledge of collateral and the obtaining of guarantees and, (B) to the extent such officers and employees will be officers and/or employees of the Company following the Closing, execute and deliver, solely to the extent effective as of the Closing, customary definitive financing documentation, including customary pledge and security documents and certificates, documents and instruments related to guarantees and collateral;

             (v)  deliver a certificate (which shall only be effective as of the Closing Date) from the chief financial or other officer of the Company with respect to solvency matters as of the Closing in the form attached as Annex I to Exhibit C to the Debt Commitment Letter;

            (vi)  assist in the replacement by the Parent Parties of any letters of credit or similar instruments existing under the facilities set forth on Exhibit G;

           (vii)  to the extent requested by Parent at least ten Business Days prior to the Closing Date, furnish the Parent information with respect to the Company and Company Subsidiaries required from the Company by regulatory authorities including under applicable "know your customer" and anti-money laundering rules and regulations, including the Patriot Act; and

          (viii)  furnish the Parent Parties with such other customary information regarding the Company and the Company's Subsidiaries as may be reasonably requested by Parent to the extent that such information is reasonably available to the Company and is of the type and form customarily included in a bank information memorandum, provided, however, that in no event shall the Company or its Representatives otherwise be required to provide, or make any representations with respect to, projections, pro forma financial statements or pro forma adjustments or other forward-looking information related to the Debt Financing; provided, further, that the Company shall not be required to provide, or cause the Company Subsidiaries to provide, cooperation under this Section 5.20(d) that: (w) requires the Company, any of the Company Subsidiaries or their respective pre-Closing directors, officers, managers, general partners or employees to take any action that results in the waiver of any legal privilege, (x) unreasonably interferes with the ongoing business of the Company or any of the Company Subsidiaries, (y) requires the Company or any of the Company Subsidiaries to take any action that would reasonably be expected to conflict with or violate its Organizational Documents or any Law, or (z) requires the Company, any of the Company Subsidiaries or their respective pre-Closing directors, officers, managers, general partners or employees to incur any liability or obligation (incuding any indemnification obligation), execute, deliver or enter into, or perform any agreement, document or instrument, including any Debt Financing Document, with respect to the Debt Financing (other than the authorization letter referred to in clause (d)(ii)) that is effective prior to the Closing and the pre-Closing directors, managers and general partners of the Company and the Company Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, that is effective prior to the Closing. The Company hereby consents to the use of the Company's logos and marks in connection with the Debt Financing; provided, however, that such logos and/or marks are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any Company Subsidiaries or the reputation or goodwill of the Company or any Company Subsidiaries. All information provided by or on behalf of the Company, any of its Affiliates or any of their respective Representatives pursuant to this Section 5.20 or otherwise shall be kept confidential in accordance with the Confidentiality Agreement, the provisions and restrictions of which are by this reference hereby incorporated herein; provided that nothing therein shall prohibit or limit Parent Parties from disclosing any such information to its potential financing sources or rating agencies during the syndication of the Debt Financing, subject to such financing sources and ratings agencies entering into customary confidentiality undertakings with respect to such information.

          (e)   In no event shall the Company or any Company Subsidiary be required to pay any commitment or similar fee or incur any expense in connection with assisting the Parent Parties in arranging the Debt Financing that will not be reimbursed by the Parent Parties at the Closing or as a result of any information provided by the Company, any Company Subsidiary or any of their Affiliates or Representatives in connection therewith. The Parent Parties shall indemnify and hold harmless the Company, and its Equity Holders, Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties, in each case, actually suffered or incurred by them in connection with the arrangement of the Debt Financing or providing any of the information utilized in connection therewith (in each case, except to the extent resulting from the Company's gross negligence, willful misconduct, or material misstatement or material omission in information required to be provided by the Company hereunder). Notwithstanding the foregoing, the Parent Parties shall not be responsible for reimbursing any such costs and expenses if such costs and expenses are incurred by the Company or Company Subsidiaries in the performance of their respective obligations pursuant to other provisions of this Agreement or are related to the Company's preparation of its regular annual and periodic financial statements. Any out-of-pocket costs incurred in good faith by the Company and the Company Subsidiaries in connection with the cooperation contemplated by this Section 5.20 shall be included in the calculation of the Reimbursed Transaction Expenses.

        Section 5.21    Redemption of Senior Notes.    The Company will cause UHS OpCo to provide notice to the Senior Notes Trustee in the manner specified in Section 3.03 of the Senior Notes Indenture at least fifteen (15) days prior to the anticipated Closing Date (or such shorter period agreed to by the Senior Notes Trustee) requesting that the Senior Notes Trustee issue an optional notice of redemption pursuant to Section 3.07(a) of the Senior Notes Indenture (the "Redemption Notice") on the Closing Date but prior to the Company Merger 1 in accordance with this Section 5.21 to redeem all of the outstanding Senior Notes at a price of 100% of the principal amount thereof plus interest accrued to the date specified for redemption (such date, the "Redemption Date" and such price, the "Redemption Price"). The Redemption Date shall be thirty (30) days following the Closing Date or, if such thirtieth (30th) day is not a Business Day, the next succeeding Business Day thereafter. The Company shall (a) deposit the Redemption Price with the Senior Notes Trustee no later than one Business Day prior to the Redemption Date in accordance with the terms of the Senior Notes Indenture and (b) upon the Closing Date, cause UHS OpCo to deliver an irrevocable notice of borrowing in the form attached as Exhibit D to the Debt Commitment Letter with respect to the funding of the First Lien Term Facility (as defined in the Debt Commitment Letter as in effect on the date hereof), as contemplated in the Debt Commitment Letter, specifying a funding date that is one Business Day prior to the Redemption Date. Parent has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Debt Commitment Letter. At Parent's written request, the Company shall cause UHS OpCo to take such additional or other actions as are required under Article 11 of the Senior Notes Indenture to cause the Senior Notes to be satisfied and discharged on the Closing Date upon deposit by Parent or PubCo of an amount in cash equal to the Redemption Price with the Trustee in the manner specified in Article 11 of the Senior Notes Indenture.

        Section 5.22    UHS Reports; Form 8-K.    Without limiting the generality of Section 5.1(a), the Company shall prepare all UHS Reports required to be filed under the Exchange Act in a manner and on a time frame consistent with past practice, including a Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 reviewed by its outside public accountants to permit the filing of such Form 10-Q in a timely manner and shall, in any event, if the Closing will occur on or after November 1, 2018, shall deliver a substantially final draft of the Form 10-Q for the quarter ended September 30, 2018 to Buyer no later than the earlier of (x) the day prior to date scheduled for Closing or (y) November 7, 2018. The Company shall promptly provide Parent and PubCo with all historical information concerning the Group Companies reasonably requested by Parent for inclusion in the Form 8-K pursuant to Item 2.01(f) (the "Form 8-K"), including, without limitation, (a) unaudited financial statements of UHS OpCo for the quarter ended and six months ended June 30, 2018 and June 30, 2017, in each case prepared in accordance with Regulation S-X, as promptly as practicable and, to the extent Closing will occur on or after November 1, 2018, unaudited financial statements of UHS OpCo for the quarter ended and nine months ended September 30, 2018 and September 30, 2017, in each case prepared in accordance with Regulation S-X, as promptly as practicable and (b) any other information required to update the information provided by the Company for inclusion in the Registration Statement to the extent such information is required to be included in the Form 8-K.

        Section 5.23    Certain Arrangements.    The Group Companies will work in good faith with Parent to make any necessary modification or correction to the arrangements set forth on Schedule 5.23 prior to Closing to preserve the intended tax treatment of such arrangements, and to take any additional steps necessary to achieve the intended tax results associated with such arrangements, including but not limited to notifying any required regulators in accordance with applicable Law or its applicable guidance.

        Section 5.24    Lock-Up Period.    Pubco shall implement a trading policy after the Closing Date, which shall prohibit officers, directors or employees of the Company from transferring Parent Company Stock received in the Mergers during the period commencing on the Closing Date through the calendar date that is 180 days following the Closing Date (the "Lock-Up Period"), subject to those exceptions described in Section 4.2 of the Registration Rights Agreement.

ARTICLE VI
CONDITIONS TO OBLIGATIONS OF THE PARTIES

        Section 6.1    Conditions to Each Party's Obligations.    The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

          (a)    Injunction.    There will be no effective Order of any nature prohibiting the consummation of any of the Mergers and no Law shall have been adopted that makes consummation of any of the Mergers illegal or otherwise prohibited;

          (b)    HSR Act.    The applicable waiting periods under the HSR Act shall have expired or been terminated;

          (c)    Transaction Proposals.    The approval of the Transaction Proposals shall have been duly obtained in accordance with the DGCL, each Parent Party's Organizational Documents and the rules and regulations of NASDAQ;

          (d)    Registration Statement.    The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC. All necessary permits and authorizations under state securities or "blue sky" laws, the Securities Act and the Exchange Act relating to the issuance and trading of PubCo Common Stock to be issued in the Mergers shall have been obtained and shall be in effect and such shares of PubCo Common Stock shall be listed on NASDAQ upon issuance;

          (e)    Completion of Offer.    The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement;

          (f)    Net Tangible Assets.    Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1)(g)(1) of the Exchange Act) remaining; and

          (g)    Minimum Available Cash.    The amount of Available Cash as of immediately prior to Closing shall be equal to or greater than an amount equal to (i) the Necessary Cash minus (ii) the Additional Equity Consideration (if any) elected by the Company pursuant to Section 6.2(d).

        Section 6.2    Conditions to Obligations of the Company.    The obligations of the Company to consummate the transactions contemplated by this Agreement are, in addition to the conditions specified in Section 6.1, further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing of the following conditions:

          (a)    Representations and Warranties.

              (i)  The representations and warranties of the Parent contained in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.3 (Capitalization), Section 4.12 (Certain Fees), Section 4.16 (Board Approval; Stockholder Vote); and Section 4.18 (Affiliate Transactions) shall be true and correct in all material respects as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct in all material respects as of such earlier date); and

             (ii)  The other representations and warranties of the Parent Parties contained in Article IV shall be true and correct as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided, that this condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would result in a Parent Material Adverse Effect (ignoring for the purposes of this Section 6.2(a)(ii) any qualifications by "material adverse effect" or "materiality" contained in such representations or warranties).

          (b)    Performance of Obligations.    Each of the Parent Parties shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof and shall not have breached in any material respect any of its covenants or agreements, including the deliveries pursuant to Section 7.3;

          (c)    Parent Parties Officer's Certificate.    An authorized officer of the Parent Parties shall have executed and delivered to the Company a certificate (the "Parent Closing Certificate") as to compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b) hereof; and

          (d)    Total Equity Value.    The Total Equity Value shall not exceed $335,000,000 (the "Maximum Equity Consideration"); provided, that, the Company may, on or prior to the Deadline Time, deliver written notice to Parent (such notice, the "Election Notice") of its irrevocable election to (i) cause the condition set forth in this Section 6.2(d) to be deemed satisfied and (ii) increase the Maximum Equity Consideration by an amount (the "Additional Equity Consideration") to be paid in the form of PubCo Common Stock and, as applicable, options for PubCo Common Stock not to exceed in aggregate (taking into account for purposes of calculating the amount of Additional Equity Consideration only the aggregate Individual Spread Values of any such options for PubCo Common Stock included in the Additional Equity Consideration) the lesser of (x) the Merger Consideration, minus $335,000,000 and (y) the minimum amount necessary, when taken together with the expected Available Cash (as provided in written notice from Parent to the Company in writing on or prior to 11:59 p.m. Central Prevailing Time on the first (1st) day after the Parent Common Stockholder Meeting), to cause the condition set forth in Section 6.1(g) (before giving effect to the Additional Equity Consideration) to be satisfied; provided, further, in no event may the Company elect for Additional Equity Consideration to the extent the Third-Party Cash Uses would exceed (A) Available Cash minus (B) the Total Cash Value.

        Section 6.3    Conditions to Obligations of the Parent Parties.    The obligations of the Parent Parties to consummate the transactions contemplated by this Agreement are, in addition to the conditions specified in Section 6.1, subject to the satisfaction (or written waiver by the Parent Parties) at or prior to the Closing of the following conditions:

          (a)    Representations and Warranties.

              (i)  The representations and warranties of the Company contained in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3 (Capitalization), Section 3.4 (Company Subsidiaries), Section 3.19 (Certain Fees) and Section 3.21 (Affiliate Transactions) shall be true and correct in all material respects as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct in all material respects as of such earlier date); and

             (ii)  The other representations and warranties of the Company contained in Article III shall be true and correct as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided, that this condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would result in a Material Adverse Effect (ignoring for the purposes of this Section 6.3(a)(ii) any qualifications by "material adverse effect" or "materiality" contained in such representations or warranties, other than those contained in clause (b) of Section 3.6(a)).

          (b)    Performance of Obligations.    The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof and shall not have breached in any material respect any of its covenants or agreements, including the deliveries pursuant to Section 7.2;

          (c)    Company Officer's Certificate.    An authorized officer of the Company shall have executed and delivered to the Parent Parties a certificate (the "Company Closing Certificate") as to the Company's compliance with the conditions set forth in Section 6.3(a) and Section 6.3(b);

          (d)    Company Stockholder Approval.    The Parent Parties shall have received a copy of the Written Consent executed and delivered by holders of Company Common Stock sufficient for Requisite Company Approval including the Majority Stockholders with respect to all of their shares of Company Common Stock, which Written Consent shall remain in full force and effect; and

          (e)    No Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

        Section 6.4    Frustration of Closing Conditions.    Neither the Company nor any of the Parent Parties may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, if such failure was caused by such Party's failure to comply with any provision of this Agreement.

ARTICLE VII

CLOSING

        Section 7.1    Closing.    Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall occur (i) on the last Business Day of the calendar month in which the satisfaction or waiver of the last of the conditions to the obligations of the Parties set forth in Article VI have been satisfied or waived at least three Business Days prior to such last Business Day (other than those conditions that by their nature are to be fulfilled at Closing, but subject to the satisfaction or waiver of such conditions); provided, that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at Closing), the Closing shall occur no earlier than that date that is the earlier of (a) the last Business Day of the calendar month that is at least three (3) Business Days following the final day of the Marketing Period (subject to the satisfaction or waiver of all conditions set forth in Article VI as of the date determined by this Section 7.1 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to the satisfaction (or waiver in accordance with this Agreement by the party having the benefit of the applicable condition) of such conditions at the Closing)) and (b) a date during the Marketing Period to be specified by Parent or (ii) on such other date as the Parties may agree in writing; provided, further, that, if, pursuant to the foregoing clause (i), the Closing is scheduled to occur on or after the seventh (7th) day prior to the date on which financial statements for the immediately preceding quarter would be required to be included in the Closing Form 8-K (and the financial statements for such immediately preceding quarter were not included in the Registration Statement), in no event shall Closing occur prior to the fifth (5th) Business Day following delivery by the Company of financial statements for the most recently completed quarter and year-to-date period and the accompanying Management's Discussion & Analysis of Financial Condition and Results of Operations, in each case in the form required by Form 10 under the Securities Act. The date of the Closing shall be referred to herein as the "Closing Date". The Closing shall take place at the offices of Kirkland & Ellis LLP located at 300 North LaSalle, Chicago, Illinois 60654, at 10:00 a.m. Central, or at such other place or at such other time as the Parties may agree in writing.

        Section 7.2    Deliveries by the Company.    At the Closing, the Company will deliver or cause to be delivered to Parent (unless delivered previously) the following:

          (a)   the First Company Certificate of Merger and the Second Company Certificate of Merger, each executed by the Company;

          (b)   the Company Closing Certificate;

          (c)   the Escrow Agreement executed by the Stockholders' Representative;

          (d)   the Tax Receivable Agreement executed by the Stockholders' Representative;

          (e)   the Payoff Letters, in a form reasonably acceptable to Parent;

          (f)    the Registration Rights Agreement executed by the Majority Stockholders;

          (g)   the Majority Stockholder Director Nomination Agreement executed by the Majority Stockholders; and

          (h)   any other document required to be delivered by the Company at Closing pursuant to this Agreement.

        Section 7.3    Deliveries by Parent.    At the Closing, Parent will deliver or cause to be delivered to the Company the following:

          (a)   the Parent Certificate of Merger, executed by Parent;

          (b)   the First Company Certificate of Merger and the Second Company Certificate of Merger, each executed by the applicable Company Merger Sub;

          (c)   the Escrow Agreement executed by PubCo and the Escrow Agent;

          (d)   the Parent Closing Certificate;

          (e)   the Registration Rights Agreement executed by PubCo and Parent Sponsor or an Affiliate thereof;

          (f)    the Parent Sponsor Director Nomination Agreement executed by Parent Sponsor or an Affiliate thereof and PubCo

          (g)   the Majority Stockholder Director Nomination Agreement executed by PubCo;

          (h)   the Tax Receivable Agreement executed by PubCo and the Company; and

          (i)    any other document required to be delivered by the Parent Parties at Closing pursuant to this Agreement.

ARTICLE VIII

TERMINATION

        Section 8.1    Termination.    This Agreement may be terminated at any time at or prior to the Closing:

          (a)   in writing, by mutual consent of the Parties;

          (b)   by the Parent Parties if there has been a breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.3(a) or Section 6.3(b) not being satisfied as of the Closing Date (a "Terminating Company Breach"), and (ii) shall not have been cured within twenty (20) days after written notice from the Parent Parties of such Terminating Company Breach is received by the Company (such notice to describe such Terminating Company Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that no Parent Party is then in material breach of any of their respective representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) ; provided, further, that the twenty (20) day cure period for the Company to cure a Terminating Company Breach set forth in subclause (ii) above shall not apply if such Terminating Company Breach is a result of a breach of Section 7.1;

          (c)   by the Company if there has been a breach of any representation, warranty, covenant or other agreement made by any Parent Party in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.2(a) or Section 6.2(b) not being satisfied as of the Closing Date (a "Terminating Parent Breach"), and (ii) shall not have been cured within twenty (20) days after written notice from the Company of such Terminating Parent Breach is received by the Parent Parties (such notice to describe such Terminating Parent Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that the Company is not then in material breach of any of its representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.3(a) or Section 6.3(b); provided, further, that the twenty (20) day cure period for the Parent Parties to cure a Terminating Parent Breach set forth in subclause (ii) above shall not apply if such Terminating Parent Breach is a result of a breach of Section 7.1;

          (d)   by written notice by any Party if the Closing has not occurred on or prior to December 31, 2018 (the "Outside Date"); provided, that, the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party (the "Breaching Party") whose material breach of any of its representations, warranties, covenants or other obligations under this Agreement is the primary cause or resulted in the failure of the Closing to occur on or before the Outside Date (provided that from and after the Outside Date, the non-Breaching Party shall have 60 days to commence a legal proceeding for specific performance of this Agreement and (x) if such legal proceeding is not commenced by the end of such 60 day period or (y) there is a final and non-appealable judgment by a Governmental Authority of competent jurisdiction denying a claim for specific performance by the non-Breaching Party, the Breaching Party shall have the right to terminate this Agreement pursuant to the terms and conditions of this Section 8.1(d));

          (e)   by the Company if there has been a Change in Recommendation;

          (f)    by Parent or the Company if (x) the approval of the Transaction Proposals is not obtained at the Parent Common Stockholders Meeting (including any adjournments thereof), (y) the Parent Common Stockholders Meeting is not held, or (z) any of the conditions set forth in Section 6.1(d) through Section 6.1(g) fail to be satisfied, in each case of clauses (x) through (z), by one (1) Business Day prior to the Outside Date, provided that, with respect to the failure of the condition set forth in Section 6.1(d), if the Company's breach of or failure to perform its covenants, undertakings or other obligations hereunder is the primary cause or resulted in the failure of such condition to be satisfied, the Company shall not be permitted to terminate this Agreement on account of such failure under this Section 8.1(f);

          (g)   by Parent or the Company, at any time on or after the Deadline Time, unless prior to the Deadline Time, the condition specified in Section 6.2(d) has been satisfied in full or the Company has delivered a valid Election Notice on or prior to such time;

          (h)   by the Company if (i) all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied on the date that the Closing should have been consummated pursuant to Section 7.1 (other than the conditions set forth in Section 6.1(g) and those conditions that by their nature are to be fulfilled at Closing were the Closing Date to occur on the date specified in Section 7.1 and are capable of being satisfied on such date), (ii) the Company has confirmed in an irrevocable notice to Parent that all of the conditions set forth in Section 6.2 (other than those conditions that by their nature are to be fulfilled at Closing were the Closing Date to occur on the date specified in Section 7.1 and are capable of being satisfied on such date) have been satisfied or waived and the Company stands ready, willing and able to consummate the Closing on such date and (iii) within three (3) Business Days after the Company has delivered the written notice contemplated by clause (ii) to Parent, Parent has failed to consummate the Closing;

          (i)    by Parent if (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied on the date that the Closing should have been consummated pursuant to Section 7.1 (other than those conditions that by their nature are to be fulfilled at Closing were the Closing Date to occur on the date specified in Section 7.1 and are capable of being satisfied on such date), (ii) Parent has confirmed in an irrevocable notice to the Company that all of the conditions set forth in Section 6.3 (other than those conditions that by their nature are to be fulfilled at Closing were the Closing Date to occur on the date specified in Section 7.1 and are capable of being satisfied on such date) have been satisfied or waived and Parent stands ready, willing and able to consummate the Closing on such date and (iii) within three (3) Business Days after Parent has delivered the written notice contemplated by clause (ii) to the Company, the Company has failed to consummate the Closing; or

          (j)    by Parent on or after 11:59 p.m. on the second (2nd) Business Day following the date that the Registration Statement has been declared effective by the SEC, unless prior to such time, the Written Consent, executed and delivered by holders of Company Common Stock sufficient for the Requisite Company Approval (including the Majority Stockholders with respect to all of their Company Common Stock), has been delivered to Parent.

        Section 8.2    Procedure and Effect of Termination.    In the event of the termination of this Agreement pursuant to Section 8.1 by the Parent Parties, on the one hand, or the Company, on the other hand, written notice thereof shall forthwith be given to the other parties hereto specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect, and there shall be no liability hereunder on the part of any of the Parent Parties or the Company, except that this Section 8.2, Section 5.6 (Public Announcements), Section 9.1 (Fees and Expenses), Section 9.2 (Notices), Section 9.3 (Severability), Section 9.7 (Consent to Jurisdiction, Etc.), Section 9.9 (Governing Law), Section 9.16 (No Recourse), and Section 9.19 (Trust Account Waiver) shall survive any termination of this Agreement. Nothing in this Section 8.2 shall impair the right of any party hereto to compel specific performance by the other party or parties, as the case may be, of such party's obligations under this Agreement prior to a valid termination of this Agreement.

ARTICLE IX
MISCELLANEOUS

        Section 9.1    Fees and Expenses.

          (a)   Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay their own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of their financial advisors, accountants and counsel; provided that if the Closing occurs, (a) the Parent Transaction Expenses shall be paid by PubCo and/or one or more of its Subsidiaries at or promptly following the Closing in accordance with Section 2.4, (b) the Company Transaction Expenses shall be paid by PubCo and/or one or more of its Subsidiaries at or promptly following the Closing in accordance with Section 2.4, and (c) the Company Equity Holders shall, solely by inclusion of the same in the calculation of Merger Consideration, be reimbursed at the Closing for any fees, costs and expenses to the extent incurred and paid by any Group Company on behalf of the Parent Parties at or prior to the Closing (including such fees, costs and expenses relating to the HSR filings, any other anti-trust filings and the Debt Financing) (this item (c) collectively, specifically excluding the Company Transaction Expenses, the "Reimbursed Transaction Expenses").

          (b)   Notwithstanding Section 9.1(a), in the event that there is a valid termination of this Agreement (x) by the Company pursuant to Section 8.1(c), Section 8.1(e), Section 8.1(g) or Section 8.1(h), (y) by Parent or the Company pursuant to Section 8.1(f) or Section 8.1(g), or (z) by Parent pursuant to Section 8.1(d) if at the time of such termination the Company could have terminated this Agreement pursuant to Section 8.1(e), Section 8.1(f) or Section 8.1(g), then, Parent shall reimburse the Company for the Company's and its Affiliates' out-of-pocket fees, costs and expenses which are documented and actually incurred in connection with this Agreement and the transactions contemplated hereby prior to the date of such termination, up to a maximum amount of $1,500,000 (the "Company Expense Reimbursement").

          (c)   The Company Expense Reimbursement, if payable pursuant to Section 9.1(b), shall be paid within ten (10) Business Days after Parent receives evidence of the documented out-of-pocket fees, costs and expenses by wire transfer of immediately available funds to an account designated in writing by the Company. Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that specific performance pursuant to Section 9.10 and the

  Company Expense Reimbursement when payable in accordance with this Agreement shall constitute the sole and exclusive remedies available to the Company or its Affiliates arising out of or relating to this Agreement. Except for claims against Parent for nonpayment of the Company Expense Reimbursement (if applicable), the Parties hereby agree that in no event shall the Company, the Stockholders' Representative, the Majority Stockholders or any of their Affiliates (i) seek to obtain any recovery or judgment against any Parent Party or its Affiliates or any of their respective officers, directors, employees or Stockholders or (ii) be entitled to seek or obtain any other damages of any kind, including consequential, indirect or punitive damages; provided, that the foregoing shall not limit the right of any party to seek specific performance or other injunctive relief in lieu of termination this Agreement, subject to the terms and conditions of this Agreement. It is expressly acknowledged and agreed that all rights and remedies against Parent pursuant to this Section 9.1 are subject to the limitations of Section 9.19.

          (d)   The Parties hereby agree that in no event shall the Parent Parties or any of their respective Affiliates (i) seek to obtain any recovery or judgment against any Group Company, any Majority Stockholder, the Stockholders' Representative or any of their respective Affiliates or any of their respective officers, directors, employees or Stockholders or (ii) be entitled to seek or obtain any other damages of any kind, including consequential, indirect or punitive damages; provided, that the foregoing shall not limit the right of any party to seek specific performance or other injunctive relief in lieu of termination this Agreement, subject to the terms and conditions of this Agreement.

        Section 9.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier, or (c) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Parent Parties, to:
c/o Federal Street Acquisition Corp. 100 Federal Street, 35th Floor Boston, MA 02110
Attention:	Shari H. Wolkon, General Counsel
E-mail:	swolkon@thl.com
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654
Attention:	Jon A. Ballis, P.C. Richard J. Campbell, P.C. Carol Anne Huff Christopher R. Elder
E-mail:	jon.ballis@kirkland.com richard.campbell@kirkland.com carolanne.huff@kirkland.com christopher.elder@kirkland.com

If to the Company (prior to the Closing) to:
UHS Holdco, Inc. 6625 West 78th Street, Suite 36 Minneapolis, Minnesota 55439
Attention:	Thomas Leonard, Chief Executive Officer
E-mail:	tomleonard@uhs.com
with a copy (which shall not constitute notice) to:
Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153
Attention:	Harvey Eisenberg and Raymond Gietz
E-mail:	harvey.eisenberg@weil.com raymond.gietz@weil.com
If to the Stockholders' Representative or a Majority Stockholder to:
c/o Irving Place Capital 745 Fifth Avenue, 7th Floor New York, New York 10153
Attention:	Keith Zadourian
E-mail:	kzadourian@irvingplacecapital.com
with a copy (which shall not constitute notice) to:
Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153
Attention:	Harvey Eisenberg and Raymond Gietz
E-mail:	harvey.eisenberg@weil.com raymond.gietz@weil.com

    or to such other address, e-mail or facsimile number as such Party may hereafter specify by notice to the other parties hereto.

        All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

        Section 9.3    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

        Section 9.4    Binding Effect; Assignment.    This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Parties; provided, that the Parent Parties shall be permitted, without the consent of any other party hereto, to make a collateral assignment to any lender (or agent thereof) providing the Debt Financing or to make an assignment of any or all of its rights and interests hereunder to one or more of its Affiliates; provided, further, that, notwithstanding any such assignment, the Parent Parties shall remain liable and responsible for all of their respective obligations pursuant to this Agreement.

        Section 9.5    No Third Party Beneficiaries.    Except as otherwise provided in Section 5.10, Section 9.16 and Section 9.20, this Agreement is exclusively for the benefit of the Company, and its respective successors and permitted assigns, with respect to the obligations of the Parent Parties under this Agreement, and for the benefit of the Parent Parties, and their respective successors and permitted assigns, with respect to the obligations of the Company under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right. Notwithstanding anything to the contrary contained herein, each of the Parties acknowledges to each of the Financing Sources, as a third party beneficiary, their direct rights against it under the Financing Source Sections, which are intended for the benefit of, and shall be enforceable by, each Financing Source, its heirs and its legal representatives.

        Section 9.6    Section Headings.    The Table of Contents and the Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.
        Section 9.7    Consent to Jurisdiction, etc.    Each Party hereby and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 9.7 is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party's property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 9.7 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

        Section 9.8    Entire Agreement.    This Agreement (including the Schedules and Exhibits attached hereto) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement. Each Party acknowledges and agrees that, in entering into this Agreement, such Party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto) or the Ancillary Agreements.

        Section 9.9    Governing Law.    This Agreement, and all claims or causes of action (whether in contract, tort or statute) or matters (including matters of validity, construction, effect, performance and remedies) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), shall be governed by, and enforced in accordance with, the internal substantive and procedural laws of the State of Delaware, including its statutes of limitations (without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction and regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof).

        Section 9.10    Specific Performance.

          (a)   The Parties acknowledge that the rights of each Party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at law. Accordingly, the Parties agree that such non-breaching Party shall have the right to enforce its rights and the other Party's obligations hereunder by an action or actions for specific performance and/or injunctive relief (without posting of bond or other security), including any order, injunction or decree sought by such non-breaching Party to cause the other Party to perform its/their respective agreements and covenants contained in this Agreement and to cure breaches of this Agreement, without the necessity of proving actual harm and/or damages or posting a bond or other security therefore. Each Party further agrees that the only permitted objection that it may raise in response to any action for any such equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

          (b)   Notwithstanding anything to the contrary in this Agreement (including Section 9.10(a) above), the Parties hereby acknowledge and agree that the Company shall be entitled to specific performance to cause Parent and PubCo to cause the Parent Parties to effect the Closing in accordance with Section 7.1, in each case, only if: (i) all conditions in Section 6.1 and Section 6.3 have been satisfied or waived (other than those conditions that by their nature are to be fulfilled at Closing, but subject to the satisfaction or waiver of such conditions) and Parent and/or PubCo fails to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 7.1), (ii) the Debt Financing contemplated by the Debt Commitment Letter to be funded at Closing (if any) has been funded or will be funded at the Closing (and the Debt Financing to be funded after the Closing for the purpose of the Existing Notes Refinancing is not subject to any event of default or unsatisfied condition which would permit the Lenders not to fund all or any portion of the Debt Financing as contemplated by the Debt Commitment Letter), (iii) the condition in Section 6.1(g) has been or would be satisfied at the Closing, (iv) the Company has confirmed in an irrevocable written notice to Parent that, if specific performance is granted, the Closing will occur in accordance with this Agreement, and (v) Parent and PubCo have failed to consummate the Closing within three (3) Business Days following receipt of notice contemplated by clause (iv). For the avoidance of doubt, in no event shall the exercise of the Company's or Stockholders' right to seek specific performance pursuant to this Section 9.10, reduce, restrict or otherwise limit the Company's right to terminate this Agreement and be paid the Company Expense Reimbursement as set forth in Section 9.1(b).

        Section 9.11    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement.

        Section 9.12    Amendment; Modification.    This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties. Notwithstanding anything to the contrary contained herein, none of the Financing Source Sections may be modified, waived or terminated in any manner adverse to the Lenders in any material respect without the prior written consent of the lead arranger of the Debt Financing.

        Section 9.13    Administrative Expense Account.

          (a)   The Stockholders' Representative shall hold the Administrative Expense Amount in the Administrative Expense Account as a fund from which the Stockholders' Representative may pay any amounts due by the Equity Holders hereunder, including, any losses, third-party fees, expenses or costs it incurs in performing its duties and obligations under this Agreement by or on behalf of the Equity Holders, including fees and expenses incurred pursuant to the procedures and provisions set forth in Section 2.12 and Section 5.9 and legal and consultant fees, expenses and costs for reviewing, analyzing and defending any claim or process arising under or pursuant to this Agreement or any Ancillary Agreement (collectively, "Administrative Costs").

          (b)   Amounts drawn from the Administrative Expense Account to pay Administrative Costs shall be drawn to reflect each Equity Holder's liability for such Administrative Costs in accordance with its respective Pro Rata Percentage.

          (c)   At such time, and from time to time, that the Stockholders' Representative determines in its discretion that the Administrative Expense Amount will not be required for the payment of such fees, expenses or costs, the Stockholders' Representative shall (or the Company shall at the request of the Stockholders' Representative and following receipt of the applicable funds) distribute, to the Equity Holders, based on such Person's Pro Rata Percentage, their applicable pro rata amounts from the Administrative Expense Account.

          (d)   The Stockholders' Representative, or the Company, if requested by the Stockholders' Representative, shall report and withhold any Taxes from amounts paid by or from the Administrative Expense Account as it determines may be required by any Law or regulation in effect at the time of any distribution.

          (e)   In the event that any amount is owed to the Stockholders' Representative, in its capacity as such, whether for expense reimbursement or indemnification, that is in excess of the Administrative Expense Amount, the Stockholders' Representative shall be entitled to be reimbursed by the Equity Holders (including by offsetting such amount against any amounts owed to the Equity Holders). Upon written notice from the Stockholders' Representative to the Equity Holders as to the existence of a shortfall, including a reasonably detailed description as to such shortfall, each Equity Holder shall promptly deliver to the Stockholders' Representative full payment of his or her ratable share of the amount of such shortfall.

        Section 9.14    Stockholders' Representative.

          (a)   By adoption of this Agreement, execution of a Company Letter of Transmittal, and the acceptance of any portion of the Merger Consideration, each Equity Holder hereby designates the Stockholders' Representative to execute any and all instruments or other documents on behalf of such Equity Holder, and to do any and all other acts or things on behalf of such Equity Holder, which the Stockholders' Representative may deem necessary or advisable, or which may be required pursuant to this Agreement, the Ancillary Agreements or otherwise, in connection with the consummation of the transactions contemplated hereby or thereby and the performance of all obligations hereunder or thereunder at or following the Closing, including, but not limited to, the exercise of the power to: (i) execute the Ancillary Agreements on behalf of each Equity Holder; (ii) act for each Equity Holder with respect to any Merger Consideration Adjustment and the Ancillary Agreements; (iii) give and receive notices and communications to or from the Parent Parties and/or the Escrow Agent relating to this Agreement, the Ancillary Agreements or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement or any Ancillary Agreement expressly contemplates that any such notice or communication shall be given or received by such Equity Holders individually); and (iv) take all actions necessary or appropriate in the judgment of the Stockholders' Representative for the accomplishment of the foregoing. The Stockholders' Representative shall have authority and power to act on behalf of each Equity Holder with respect to the disposition, settlement or other handling of all claims under this Agreement or the Ancillary Agreements and all rights or obligations arising hereunder or thereunder. The Equity Holders shall be bound by all actions taken and documents executed by the Stockholders' Representative in connection with this Agreement and the Ancillary Agreements, and the Parent Parties shall be entitled to rely on any action or decision of the Stockholders' Representative. Subject to costs and expenses paid pursuant to Section 9.13, the Stockholders' Representative shall receive no compensation for its services. Notices or communications to or from the Stockholders' Representative shall constitute notice to or from each Equity Holder.

          (b)   In performing the functions specified in this Agreement, the Stockholders' Representative shall not be liable to any Equity Holder for any damages, losses or liabilities whatsoever, other than actual losses that are determined by a final, non-appealable judgement of Delaware court to have been primarily caused by the willful misconduct of the Stockholders' Representative. Each Equity Holder shall severally (based on each such Equity Holder's Pro Rata Percentage), and not jointly, indemnify and hold harmless the Stockholders' Representative from and against any loss incurred on the part of the Stockholders' Representative and arising out of or in connection with the acceptance or administration of its duties hereunder (other than losses that are determined by a final, non-appealable judgement of Delaware court to have been primarily caused by the willful misconduct of the Stockholders' Representative). In connection with this Agreement, and any instrument, agreement or document relating hereto or thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Stockholders' Representative hereunder (i) the Stockholders' Representative shall incur no responsibility whatsoever to any Equity Holder by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with such other agreement, instrument or document, excepting only responsibility for any act or failure to act which represents willful misconduct and (ii) the Stockholders' Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Stockholders' Representative pursuant to such advice shall in no event subject the Stockholders' Representative to liability to any Equity Holder.

          (c)   From and after the Closing, if the Stockholders' Representative determines that the amounts in the Administrative Expense Account are insufficient to satisfy current or future (whether realized or potential) Administrative Costs, it shall be entitled to withhold on a pro rata basis from amounts otherwise due to the Equity Holders under this Agreement or under any Ancillary Agreement amounts as it deems necessary to provide for such Administrative Costs; provided that such amounts shall be deemed to be included in the Administrative Expense Account. The Stockholders' Representative shall not have by reason of this Agreement or otherwise a fiduciary relationship in respect of any Equity Holder.

          (d)   The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Equity Holder and (ii) shall survive the consummation of the transactions contemplated hereby.

        Section 9.15    Schedules.    Disclosure of any fact or item in any Schedule hereto referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement in respect of which the applicability of such disclosure is reasonably apparent on its face. Disclosure of any fact or item, including for the avoidance any dollar amount, in any Section of the Schedules shall not be considered an admission by the disclosing party that such item or fact (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect, or that such item or fact will in fact exceed any applicable threshold limitation set forth in this Agreement and shall not be construed as an admission by the disclosing party of any non-compliance with, or violation of, any third party rights (including but not limited to any Intellectual Property rights) or any Law, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement. The Schedules and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties or covenants contained in this Agreement, and do not, except as expressly set forth in the representations and warranties which they qualify, constitute representations and warranties as to the matters described therein. The Party making a disclosure in the Schedules shall not be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Schedules which otherwise is not required to be disclosed by this Agreement.

        Section 9.16    No Recourse.    Except to the extent otherwise set forth in the Ancillary Agreements, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or any of the transactions contemplated hereby or thereby, or the negotiation, execution, or performance of this Agreement including any representation or warranty made in, in connection with, or as an inducement to, this Agreement (each such above-described legal, equitable or other theories of liability, a "Recourse Theory"), may be made only against (and such representations and warranties are those solely of), and are expressly limited to, the Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No Person who is not a Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing or any Financing Source (collectively, the "Nonparty Affiliates"), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to any Recourse Theory under this Agreement (other than as set forth in the Ancillary Agreements), and, to the maximum extent permitted by Laws, each Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Laws (other than as set forth in the Ancillary Agreements), (a) each Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (b) each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Notwithstanding the foregoing, nothing in this Section 9.16 shall in any way limit the rights of the Company from and after the Closing Date under the Debt Commitment Letter or the definitive debt documents executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent that the Company is party thereto, and nothing in this Section 9.16 shall in any way limit or qualify the obligations and liabilities of the parties to the Debt Commitment Letter to each other or in connection therewith. Notwithstanding anything to the contrary contained in this Agreement, each of the Parties hereby agrees (i) that it will not bring or support an action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof (any of the foregoing, a "Financing Source Action"), in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and (ii) to waive, and hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Financing Source Action.

        Section 9.17    Construction.

          (a)   Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words "include", "includes" and "including" do not limit the preceding terms or words and shall be deemed to be followed by the words "without limitation", (iv) the terms "hereof", "herein", "hereunder", "hereto" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms "day" and "days" mean and refer to calendar day(s), (vi) any statement in this Agreement to the effect that any information, document, or other material has been "made available" by any of the Group Companies or the Equity Holders shall mean that a true, correct, and complete copy of such information, document, or other material was included in and available at the "Umpire" online data site hosted by Merrill at https://global.merrillcorp.com/ at least two (2) Business Days prior to the date hereof, (vii) the terms "year" and "years" mean and refer to calendar year(s), (viii) "Writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (ix) references to any Person include the successors and permitted assigns of that Person, (x) any dollar threshold set further herein shall not be used as a benchmark for determination of what is "material" or a "Material Adverse Effect" or any phrase of similar import under this Agreement, (xi) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day, (xii) any reference in this Agreement to $ shall mean U.S. dollars, (xiii) the word "or" is not exclusive, and (xiv) references to "wholly owned Subsidiaries" of a Person means any direct or indirect wholly owned Subsidiaries of such Person.

          (b)   Unless otherwise set forth in this Agreement and for disclosure purposes only if made available to Parent or set forth in the Schedules, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof, and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

          (c)   This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties hereto and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party hereto. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

        Section 9.18    Non-Survival.

          (a)   None of the representations, warranties or pre-Closing covenants of the Company or the Parent Parties in this Agreement (or in any certificate or instrument delivered pursuant to or in connection with this Agreement) shall survive the Closing. The Parent Parties acknowledge and agree that, in the event that the Closing occurs, no party hereto may bring a claim, suit, action or proceeding against any Equity Holder or any of their respective Affiliates, claiming, based upon or arising out of a breach of any such representations, warranties or any covenants the performance of which is substantially in the period prior to Closing. The Company and the Majority Stockholders acknowledge and agree that, in the event that the Closing occurs, no Group Company or Majority Stockholder may bring a claim, suit, action or proceeding against any Parent Party or any of their respective Affiliates, claiming, based upon or arising out of a breach of any such representations, warranties or any covenants the performance of which is substantially in the period prior to Closing.

          (b)   The covenants and agreements contained in or made pursuant to this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) that by their terms apply in whole or in part at or after the Closing shall survive the Closing in accordance with their terms.

        Section 9.19    Trust Account Waiver.    Notwithstanding anything else in this Agreement, the Group Companies and the Equity Holders acknowledge that they have read the prospectus dated July 18, 2017 (the "Prospectus") and understand that Parent has established the Trust Account for the benefit of Parent's public stockholders and that Parent may disburse monies from the Trust Account only (a) to Parent in limited amounts from time to time in order to permit Parent to pay its operating expenses, (b) if Parent completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus, and (c) if Parent fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Parent in limited amounts to permit Parent to pay the costs and expenses of its liquidation and dissolution, and then to Parent's public stockholders. All liabilities and obligations of Parent due and owing or incurred at or prior to the Closing shall be paid as and when due, including all amounts payable (x) to Parent's public stockholders in the event they elect to have their shares redeemed in accordance with Parent's Organizational Documents and/or the liquidation of Parent, (y) to Parent after, or concurrently with, the consummation of a Business Combination, and (z) to Parent in limited amounts for its operating expenses and tax obligations incurred in the Ordinary Course. The Group Companies and the Equity Holders further acknowledge that, if the transactions contemplated by this Agreement (or, upon termination of this Agreement, another Business Combination) are not consummated by July 24, 2019, Parent will be obligated to return to its stockholders the amounts being held in the Trust Account, unless such date is otherwise extended. Upon the Closing, Parent shall cause the Trust Account to be disbursed to Parent and as otherwise contemplated by this Agreement. Accordingly, the Group Companies and the Equity Holders, for each of themselves and their respective subsidiaries, affiliated entities, directors, officers, employees, stockholders, representatives, advisors and all other associates and Affiliates, hereby waive all rights, title, interest or claim of any kind to collect from the Trust Account any monies that may be owed to them by Parent for any reason whatsoever, including for a breach of this Agreement by Parent or any negotiations, agreements or understandings with Parent (whether in the past, present or future), and will not seek recourse against the Trust Account at any time for any reason whatsoever; provided, that nothing herein shall serve to limit or prohibit the Group Companies' right to pursue a claim against Parent pursuant to Section 9.1(b) for legal relief against assets held outside the Trust Account or pursuant to Section 9.10, for specific performance or other injunctive relief. This paragraph will survive the termination of this Agreement for any reason.

        Section 9.20    Legal Representation.    The Parties hereto hereby agree, on their own behalf and on behalf of their Affiliates, and each of their and their Affiliates' managers, directors, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the "Waiving Parties"), that Weil, Gotshal & Manges LLP (or any successor) may represent the Stockholders' Representative and the Majority Stockholders, their respective Affiliates, or any manager, director, member, partner, officer, employee or other Representative of such Persons in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement or any Ancillary Agreement, or the transactions contemplated hereby or thereby (any such representation, the "Post-Closing Representation") notwithstanding its representation (or any continued representation) of the Company and/or any of its Affiliates, and each of Parties on behalf of itself and its Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. The Parties acknowledge that the foregoing provision applies whether or not Weil, Gotshal & Manges LLP provides legal services to the Company or any of its Affiliates after the Closing Date. Each of the Parties, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications prior to the Effective Time between or among the Company and its Subsidiaries, Majority Stockholders, the Stockholders' Representative and its counsel, including Weil, Gotshal & Manges LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications between the Majority Stockholders and such counsel (notwithstanding that the Company or any of its Subsidiaries participated or was provided such communications nor that the Company or any of its Subsidiaries is also a client of such counsel) and from and after the Closing neither Parent, PubCo, the Company, any Subsidiary of the Company, nor any Person purporting to act on behalf of or through Parent, PubCo, the Company or any of the Waiving Parties, will seek to obtain the same by any process. From and after the Closing, each of Parent, PubCo and the Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Weil, Gotshal & Manges LLP and the Company, its Subsidiaries, the Majority Stockholders or the Stockholders' Representative occurring prior to the Closing in connection with this Agreement, any Ancillary Agreement, any of the transactions contemplated hereby or therein or any Post-Closing Representation; provided, that, in the event of a dispute between Parent, PubCo, the Company or any of the Waiving Parties, on the one hand, and a third party other than the Majority Stockholders, the Stockholders' Representative or their Affiliates, on the other hand, Parent, PubCo, the Company and/or the Waiving Parties may assert the attorney client privilege with respect to such communications.

        Section 9.21    Rights Cumulative.    Except as otherwise expressly limited by this Agreement, all rights and remedies of each of the Parties under this Agreement will be cumulative, and the exercise of one or more rights or remedies will not preclude the exercise of any other right or remedy available under this Agreement or Law.

[Signatures follow on next page.]

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PARENT:
FEDERAL STREET ACQUISITION CORP.
By:	/s/ CHARLES P. HOLDEN
	Name:	Charles P. Holden
	Title:	Chief Financial Officer
PUBCO:
AGILITI, INC.
By:	/s/ CHARLES P. HOLDEN
	Name:	Charles P. Holden
	Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

PARENT MERGER SUB:
UMPIRE SPAC MERGER SUB, INC.
By:	/s/ CHARLES P. HOLDEN
	Name:	Charles P. Holden
	Title:	Chief Financial Officer
COMPANY EQUITY MERGER SUB:
UMPIRE EQUITY MERGER SUB, INC.
By:	/s/ CHARLES P. HOLDEN
	Name:	Charles P. Holden
	Title:	Chief Financial Officer
COMPANY CASH MERGER SUB:
UMPIRE CASH MERGER SUB, INC.
By:	/s/ CHARLES P. HOLDEN
	Name:	Charles P. Holden
	Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

COMPANY:
UHS HOLDCO, INC.
By:	/s/ TOM LEONARD
Name: Tom Leonard
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

MAJORITY STOCKHOLDER:
IPC/UHS Co-Investment Partners, L.P., solely in its capacity as a Majority Stockholder
By:	IPCIII GP, LLC, its general partner
By:	Irving Place Capital Partners III SPV, L.P., its sole member
By:	IPC Advisors III SPV, L.P., its general partner
By:	IPCM GP, LLC, its general partner
By:	/s/ KEITH ZADOURIAN
	Name:	Keith Zadourian
	Title:	Partner
MAJORITY STOCKHOLDER / STOCKHOLDERS' REPRESENTATIVE:
IPC/UHS, L.P., solely in its capacity as a Majority Stockholder and as the Stockholders' Representative
By:	IPCIII GP, LLC, its general partner
By:	Irving Place Capital Partners III SPV, L.P., its sole member
By:	IPC Advisors III SPV, L.P., its general partner
By:	IPCM GP, LLC, its general partner
By:	/s/ KEITH ZADOURIAN
	Name:	Keith Zadourian
	Title:	Partner

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

        For purposes of this Agreement, each of the following terms (including the singular and plural thereof, as applicable) shall have the meaning set forth below:

        "2018 Stock Option Plan" means the 2018 Executive Management Stock Option Plan, as amended.

        "Accounting Principles" has the meaning set forth on Exhibit B.1.

        "Actions" means actions, mediations, suits, litigations, arbitrations, charges, investigations, audits, claims, examinations or proceedings brought by or in front of any Governmental Entity.

        "Adjusted Final Closing Cash" means the lesser of (a) the aggregate amount of Closing Cash set forth in the Final Closing Statement and (b) $5,000,000.

        "Administrative Expense Account" means the account maintained by the Stockholders' Representative into which the payment required by the Equity Holders in accordance with Section 2.4(e) shall be made and any successor account in which the Administrative Expense Amount shall be held by the Stockholders' Representative.

        "Administrative Expense Amount" means $1,000,000, and any earnings on such amount, as such amount may be reduced from time to time by payments made therefrom in accordance with the terms of this Agreement.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person and the term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

        "Aggregate Option Exercise Price" means the aggregate exercise price of all Options outstanding immediately prior to the contribution of the Named Executive Equity pursuant to Section 2.7(b)(iii).

        "Aggregate Spread Value" means the sum of the Individual Spread Values for all Rollover Options and all Named Executive's Rollover Options.

        "Aggregate Stock Consideration" means the number of shares of PubCo Common Stock issuable pursuant to Section 2.6(a)(i).

        "Ancillary Agreements" means the Confidentiality Agreement, the Parent Sponsor Voting Agreement, the Company Stockholder Voting Agreement, the Registration Rights Agreement, the Director Nomination Agreements, the Escrow Agreement, the Exchange Agent Agreement, the Tax Receivable Agreement, the Subscription Agreements, and the other documents delivered pursuant to this Agreement.

        "Anti-Corruption Laws" means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.

        "Applicable Healthcare Industry Laws" means any Law relating to the provision of products and services to healthcare providers applicable to the Group Companies or their businesses, including, but not limited to: (i) the Federal Food, Drug, and Cosmetic Act, the U.S. False Claims Act, and the U.S. Healthcare Program Anti-Kickback Statute, the Federal Open Payments statute, the security and privacy standards adopted pursuant to the Health Insurance Portability and Accountability Act of 1996 and the Health Information Technology for Economic and Clinical Health Act of 2009, and any equivalent or similar Law enacted in any state in the United States, and (ii) all equivalent or similar Laws in any jurisdiction applicable to the Company.

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        "Applicable Withholding Amount" means such amounts as are required to be withheld or deducted under the Code or any applicable provision of Law with respect to payments made in respect of the Options and RSUs in accordance with Section 2.11.

        "Assumed Equity" means the Rollover Equity, as assumed by PubCo as of the Effective Time.

        "Available Cash" as of the Closing, shall equal (a) the Cash and Cash Equivalents, plus (b) the amount of the funds contained in the Trust Account as of immediately prior to the Closing and after giving effect to the completion of the Offer and any Parent Common Stockholder Redemptions and the payment of any Deferred Underwriting Fees to the extent being paid from the Trust Account, plus (c) the amount of Available Debt Financing Proceeds, plus (d) the amount of proceeds from any Permitted Equity Financing.

        "Available Debt Financing Proceeds" as of the Closing, shall equal the net cash proceeds from (a) the Debt Financing and, to the extent there is any, (b) the debt financing which any Parent Party obtained as permitted under clause (ii) of Section 5.2(e). For this purpose, the proceeds of any delayed draw term loan committed at Closing as part of the Debt Financing, the proceeds of which will solely be used to pay the Redemption Price of the Senior Notes after the Closing, shall be included as "Available Debt Financing Proceeds" for purposes of this Agreement.

        "Balance Sheet Date" means the date of the Interim Balance Sheet.

        "Business Combination" has the meaning given to such term in the Amended and Restated Certificate of Incorporation of Parent.

        "Business Day" means any day except Saturday, Sunday or any days on which banks are authorized or required by Law to close in Minneapolis, Minnesota or New York, New York.

        "Cash Amount" means an amount in cash equal to (a) the Per Share Amount multiplied by (b) the Cash Percentage.

        "Cash and Cash Equivalents" means the cash, cash equivalents, checks received but not cleared and deposits in transit of the Group Companies as of 11:59 p.m. Central Prevailing Time on the day immediately prior to the Closing Date, less Restricted Cash and any cash overdrafts, issued but uncleared checks or other negative balances, measured in accordance with the Accounting Principles and absent any effects of the transactions contemplated hereby; provided, that, "Cash and Cash Equivalents" as of 11:59 p.m. Central Prevailing time on the day immediately prior to the Closing Date shall be reduced by the amount of cash or cash equivalents used in violation of Section 5.1(b)(xxiii).

        "Cash Deficit" means the amount, if any, by which the Estimated Closing Cash Payment is greater than the Adjusted Final Closing Cash.

        "Cash Percentage" means the percentage equal to (a) the Total Cash Value divided by (b) the Merger Consideration.

        "Cash-Settled Options" means, with respect to any Equity Holder, the excess, if any, of the aggregate number of Options held by such Equity Holder over the Rollover Options or Named Executive Rollover Options (as applicable) held by such Equity Holder.

        "Cash Surplus" means the amount, if any, by which the Adjusted Final Closing Cash is greater than the Estimated Closing Cash Payment.

        "Closing Form 8-K" means the Form 8-K containing Form 10 information required by Item 2.01(f) of Form 8-K.

        "COBRA" means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code.

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        "Code" means the United States Internal Revenue Code of 1986, as amended, or any successor Law.

        "Company Benefit Plan" means each Employee Benefit Plan that is (i) maintained, sponsored, contributed to, or required to be contributed to by any Group Company or (ii) with respect to which any Group Company has or could reasonably be expected to have any current or contingent liability or obligation.

        "Company Common Stock" means the common stock, par value $0.01 per share, of the Company.

        "Company Dissenting Shares" means any shares of Company Common Stock that are issued and outstanding immediately prior to the Closing (prior to the contribution of the Named Executive Equity pursuant to Section 2.7(b)(iii) and the consummation of Company Merger 1) and in respect of which appraisal rights have been properly demanded in accordance with the DGCL in connection with the Company Mergers.

        "Company Owned Intellectual Property" means all Intellectual Property that is owned or purported to be owned by any Group Company, including the Company Registered IP and Company Software.

        "Company Registered IP" means all registrations, issuances, and applications for Intellectual Property owned by any Group Company, including any of the foregoing set forth on Schedule 3.10(a).

        "Company Software" means any software owned or purported to be owned by any Group Company.

        "Company Stockholders" means the holders of Company Common Stock.

        "Company Subsidiary" means any Subsidiary of the Company.

        "Company Transaction Expenses" means (in each case, to the extent not paid at or prior to the Closing) the legal, accounting, financial advisory, and other advisory, transaction or consulting fees and expenses incurred and/or payable by the Group Companies, the Stockholders' Representative or the Equity Holders (but, with respect to the Stockholders' Representative or the Equity Holders, only to the extent a Group Company is obligated to pay such fees or expenses) in connection with the transactions contemplated by this Agreement and/or sale process and/or IPO consideration conducted by the Company (if any) prior to pursuing the transactions contemplated by this Agreement, including, whether accrued for or not, (a) any fees and expenses payable under the terms of the Management Agreement, (b) all severance, transaction-related bonuses, stay and pay bonuses, retention awards, change in control payments or other similar payments or benefits to the extent triggered, in whole or in part, by the transactions contemplated hereby and payable by any Group Company in connection with the consummation of the transactions contemplated by this Agreement (excluding payments pursuant to this Agreement with respect to the Options and RSUs and, for the avoidance of doubt, regular or contractually required bonuses unrelated to the transactions contemplated hereby payable in the Ordinary Course), (c) all fees and expenses to J.P. Morgan, Weil Gotshal & Manges LLP, KPMG, Perkins Coie and Grant Thornton in connection with the transactions contemplated by this Agreement, and (d) the employer's share of Medicare Taxes arising out of the provision of the items under clause (b) or arising out of the payments in respect of the Options and RSUs or any other compensatory payments in connection with the transactions contemplated by this Agreement. Notwithstanding measurement of Estimated Closing Company Transaction Expenses or Closing Company Transaction Expenses as of immediately prior to Closing, such computations shall include any of the foregoing to the extent triggered, in whole or in part, by consummation of the Closing.

        "Company Transaction Expenses Deficit" means the amount, if any, by which the Final Closing Company Transaction Expenses is greater than the Estimated Closing Company Transaction Expenses.

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        "Company Transaction Expenses Surplus" means the amount, if any, by which the Estimated Closing Company Transaction Expenses is greater than the Final Closing Company Transaction Expenses.

        "Compliant" means, with respect to any Required Financial Information, that such Required Financial Information (i) does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to made such Required Financial Information not misleading in light of the circumstances in which such statement or omission was made, (ii) the Company's auditors have not withdrawn, or advised the Company in writing that they intend to withdraw, any audit opinion on any of the audited financial statements contained in the Required Financial Information, or (iii) the Company or its auditors have not indicated its intent or need to undertake a restatement of any financial statements included in the Required Financial Information (it being understood the Required Financial Information will be Compliant in respect of this clause (iii) one (1) Business Day after the date such restatement is completed or the Company has informed Parent that it has concluded in good faith and in its reasonable business judgment (including the basis for such conclusion) that no such restatement is required in accordance with GAAP).

        "Confidentiality Agreement" means that certain Confidentiality Agreement, dated December 4, 2017, by and among the Company and Parent.

        "Contract" means any contract, lease, license, indenture, instrument, undertaking or other legally enforceable agreement, oral or written, to which any Group Company or Equity Holder is a party and is bound.

        "Data Security Requirements" means all of the following to the extent relating to personal, sensitive or confidential information or data (including Personal Data) or otherwise relating to data privacy or security: (i) applicable Laws (excluding Applicable Healthcare Industry Laws), (ii) industry standards applicable to the industry in which any Group Company operates (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)), (iii) contractual obligations by which a Group Company is bound, and (iv) each Group Company's own rules, policies and procedures.

        "Deadline Time" means 11:59 p.m. Central prevailing time on the third (3rd) day after the Parent Common Stockholder Meeting or such other time as may be agreed in writing by Parent and the Company.

        "Deferred Underwriting Fees" means the amount of deferred underwriting fees or commissions in connection with Parent's initial public offering payable to the Parent's underwriters upon consummation of a Business Combination, which are set forth in Schedule 4.12.

        "Due Diligence Materials" means the information set forth in management presentations relating to the Group Companies made available to the Parent Parties, their respective Affiliates or their respective Representatives, in materials made available in any "data room" (virtual or otherwise), including any cost estimates delivered or made available, financial projections or other projections, in presentations by the management of the Group Companies, in "break-out" discussions, in responses to questions submitted by or on behalf of the Parent Parties, their respective Affiliates or their respective Representatives, whether orally or in writing, in materials prepared by or on behalf of the Company, or in any other form.

        "Employee Benefit Plan" means each "employee benefit plan" as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other retirement or supplemental retirement, pension, profit sharing, deferred or incentive compensation, bonus, stock purchase, stock option, restricted stock, restricted stock unit, share appreciation right, phantom equity, equity or equity-based, employment, consulting, cafeteria, dependent care, medical care, employee assistance, education or tuition, insurance, change in control, severance, separation, retention, stay-on, vacation, paid time off, welfare

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benefit, post-termination or retiree welfare, fringe benefit, or other benefit or compensation plan, policy, contract, agreement, program, or arrangement.

        "Environmental Laws" means all federal, state and local Laws or Orders relating to the protection of the environment (including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or indoor or ambient air), pollution, or health and safety as it relates to the Release of, or exposure to, Hazardous Substances.

        "Environmental Permits" means all Licenses required pursuant to Environmental Laws.

        "Equity Holders" means the Company Stockholders and the holders of Options and RSUs.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" means any Person that, at a relevant time, would be considered to be a single employer with the Company or its Subsidiaries within the meaning of Section 4001 of ERISA or Section 414 of the Code.

        "Escrow Agent" means Wilmington Trust, N.A., or any successor Person appointed in accordance with the terms of the Escrow Agreement.

        "Escrow Agreement" means the Escrow Agreement, by and among PubCo, the Stockholders' Representative and the Escrow Agent, substantially in the form attached hereto as Exhibit F.

        "Escrow Amount" means an amount equal to $10,000,000.

        "Escrow Fund" has the meaning given to such term in the Escrow Agreement.

        "Estimated Net Working Capital Deficit" means the amount, if any, by which the Lower End Working Capital Target is greater than the Estimated Closing Net Working Capital as set forth on the Closing Date Financial Certificate.

        "Estimated Net Working Capital Surplus" means the amount, if any, by which the Estimated Closing Net Working Capital is greater than the Higher End Working Capital Target as set forth on the Closing Date Financial Certificate.

        "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Exchange Agent" means Continental Stock Transfer & Trust Company.

        "Exchange Agent Agreement" means the paying and exchange agent agreement to be entered into at or prior to Closing by PubCo and the Exchange Agent, substantially in the form attached hereto as Exhibit H.

        "Ex-Im Laws" means all U.S. and non-U.S. Laws relating to export, reexport, transfer and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulations.

        "Final Calculated Merger Consideration" means the result equal to (i) $1,580,000,000; plus (ii) the Final Net Working Capital Surplus, if any; plus (iii) the Adjusted Final Closing Cash; plus (iv) the Tail Premium, to the extent paid by a Group Company prior to 11:59 p.m. Central time on the day immediately preceding the Closing Date; plus (v) the Reimbursed Transaction Expenses; minus (vi) the Final Closing Indebtedness; minus (vii) the Final Net Working Capital Deficit, if any; minus (viii) the Final Closing Company Transaction Expenses; minus (ix) the Administrative Expense Amount; minus (x) the Escrow Amount.

        "Final Closing Cash" means the aggregate amount of Closing Cash set forth in the Final Closing Statement.

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        "Final Closing Company Transaction Expenses" means the aggregate amount of Closing Company Transaction Expenses set forth in the Final Closing Statement.

        "Final Closing Indebtedness" means the aggregate amount of Closing Indebtedness set forth in the Final Closing Statement.

        "Final Closing Net Working Capital" means the aggregate amount of Closing Net Working Capital set forth in the Final Closing Statement.

        "Final Closing Statement" means the Preliminary Closing Statement as finally determined pursuant to Section 2.12.

        "Final Deficit" means the amount, if any, by which Merger Consideration exceeds Final Calculated Merger Consideration.

        "Final Surplus" means the amount, if any, by which Final Calculated Merger Consideration exceeds Merger Consideration.

        "Final Working Capital Deficit" means the amount by which the Final Closing Net Working Capital is less than the Lower End Working Capital Target.

        "Final Working Capital Surplus" means the amount by which the Final Closing Net Working Capital is greater than the Higher End Working Capital Target.

        "Final Surplus" means the amount, if any, by which (a) the sum of (i) the Net Working Capital Surplus, if any, (ii) the Cash Surplus, if any, (iii) the Indebtedness Surplus, if any, and (iv) the Company Transaction Expenses Surplus, if any, is greater than (b) the sum of (i) the Net Working Capital Deficit, if any, (ii) the Cash Deficit, if any, (iii) the Indebtedness Deficit, if any, and (iv) the Company Transaction Expenses Deficit, if any.

        "Financing Sources" means any lender, agent or arranger that commits to provide, or otherwise enters into written agreements with any Parent Party in connection with, the Debt Financing, including the Debt Commitment Letter, any written joinders to such letter or any definitive documentation relating thereto, together with such Person's successors, assigns, affiliates, officers, directors, employees and representatives and their respective successors, assigns, affiliates, officers, directors, employees and representatives.

        "Financing Source Sections" means each of Section 9.5, Section 9.12 and Section 9.16.

        "Fully Diluted Shares" means, as of the time of determination, the sum of (a) the aggregate number of shares of Company Common Stock issued and outstanding as of such time (other than those shares of Company Common Stock described in Section 2.6(a)(ii), Section 2.6(b)(ii) and Section 2.6(b)(iii)) but including the Dissenting Shares, if applicable), plus (b) the aggregate number of shares of Company Common Stock subject to Options and RSUs.

        "GAAP" means generally accepted accounting principles in the United States.

        "Government Contract" means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between any Group Company and any federal, state or local government in the United States or in a foreign jurisdiction or entered into by any Group Company as a subcontractor at any tier in connection with a Contract between another Person and any such government entity.

        "Government Official" shall mean any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

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        "Governmental Entity" means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, tribunal, arbitrator, legislative body, authority, body or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a foreign jurisdiction.

        "Group Companies" means, collectively, the Company and each of the Company Subsidiaries.

        "Hazardous Substance" means any substance, material, or waste classified, characterized or otherwise regulated as "hazardous," "toxic," a "pollutant," or "contaminant," or words of similar meaning or regulatory effect, under any Environmental Laws, including petroleum or petroleum-derived substance or waste.

        "Higher End Working Capital Target" means $46,312,325.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        "Incremental Debt Cost" means the sum of (i) the amount equal to the product of (x) the excess (if any) of the interest rate on the Senior Notes over the interest rate on the First Lien Term Facility, multiplied by (y) the principal balance of the Senior Notes on the Closing Date, multiplied by (z) a fraction, the numerator being the number of days from and including the Closing Date to the Redemption Date and the denominator being 360 days and (ii) any "ticking fee" or other out-of-pocket cost or expense to the extent reasonably incurred as a result of the delayed draw of the First Lien Term Facility to the extent that the foregoing ticking fees, costs or expenses would not have been incurred had the First Lien Term Loan Facility been funded on the Closing Date instead of on a delayed basis.

        "Indebtedness" means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, breakage costs, consent payments, fees and premiums (including redemption premiums)) of such Person (a) for borrowed money, (b) evidenced by notes, bonds or debentures, (c) under capital leases (as categorized in the Financial Statements or required to be capitalized in accordance with GAAP), (d) by which such Person assured a creditor against loss, including letters of credit and bankers' acceptances, in each case to the extent drawn upon or currently payable and not contingent, (e) for accrued and unpaid income Taxes and (f) in the nature of guarantees of the obligations described in clauses (a) through (e) above of any other Person, in each case excluding (x) intercompany indebtedness, (y) any amounts that are included in Net Working Capital or (z) any amounts that are included as an offset to Cash and Cash Equivalents. For purposes of calculating Estimated Closing Indebtedness and Closing Indebtedness, the Indebtedness with respect to the Senior Notes shall be the sum of the Redemption Price plus the Incremental Debt Cost (excluding any interest, other than that included in the Incremental Debt Cost, accrued from and including the Closing Date to the Redemption Date) assuming that the Redemption Notice is delivered on the Closing Date immediately prior to the Company Merger 1.

        "Indebtedness Deficit" means the amount, if any, by which the Final Closing Indebtedness is greater than the Estimated Closing Indebtedness.

        "Indebtedness for Borrowed Money" means the aggregate principal amount and accrued and unpaid interest of Indebtedness of the Company and the Company Subsidiaries pursuant to the instruments set forth on Exhibit G.

        "Indebtedness Surplus" means the amount, if any, by which the Estimated Closing Indebtedness is greater than the Final Closing Indebtedness.

        "Individual Spread Value" means, with respect to any Rollover Option or Named Executive's Rollover Option, (a) the product of (i) the number of shares of the Company Common Stock underlying such Rollover Option or Named Executive's Rollover Option (as applicable), multiplied by (ii) the Per Share Amount, minus (b) the exercise price of such Rollover Option or Named Executive's Rollover Option (as applicable).

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        "Intellectual Property" means all intellectual property rights, including all intellectual property rights in any of the following in any jurisdiction throughout the world: (a) trademarks, service marks, trade names, trade dress, and logos and other indicia of origin (collectively, "Trademarks"); (b) patents and patent applications; (c) works of authorship, copyrights and copyrightable works; (d) registrations and applications for any of the foregoing; (e) trade secrets and other confidential information, including know-how, processes, methods, techniques, inventions, formulae, customer and supplier lists, and business and marketing plans; and (f) Internet domain names, Internet websites and URLs, and social media identifiers.

        "Investment Company Act" means the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "JOBS Act" means the Jumpstart Our Business Startups Act of 2012.

        "Knowledge of the Company" means the actual knowledge of Tom Leonard, Jim Pekarek, Kevin Ketzel and Lee Pulju Neumann.

        "Latest UHS Reports" means each of the periodic reports on Form 10-K and 10-Q, and all related exhibits filed with, the SEC by UHS OpCo under the Exchange Act or the Securities Act since December 31, 2017, in each case filed prior to the date of this Agreement.

        "Law" means, with respect to any Person, any applicable law, common law, statutes, rules, codes, regulations, ordinances, determinations, directives or Orders of, or issued by, Governmental Entities that is binding upon or applicable to such Person.

        "Legal Dispute" means any action, suit or proceeding between or among the Parties or the Majority Stockholder arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

        "Licenses" means all licenses, registrations, certificates and other authorizations issued by any Governmental Entity.

        "Liens" means mortgages, liens, pledges, security interests, charges, claims, restrictions, licenses, deeds of trust, defects in title, contingent rights or other burdens, options or encumbrances.

        "Management Agreement" means the second amended and restated professional services agreement, dated August 9, 2018, by and between UHS OpCo and Irving Place Capital Management, L.P.

        "Lower End Working Capital Target" means $37,891,902.

        "Marketing Period" means the first period of fifteen (15) consecutive Business Days following the date on which the Proxy Statement has been mailed to the holders of Parent Common Stock and Parent Class F Stock pursuant to Section 5.11(d) and throughout which (i) Parent has the Required Financial Information and (ii) the Required Financial Information is Compliant; provided, that, if the Company shall in good faith reasonably believe it has provided the Required Financial Information and that the Marketing Period has commenced, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period will be deemed to have commenced on the date of such notice unless Parent in good faith reasonably believes the Marketing Period has not commenced and within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (setting forth with specificity why Parent believes the Marketing Period has not commenced); provided, that, November 22, 2018 and (i) November 23, 2018 shall not be considered "Business Days" for the purposes of calculating the fifteen (15) consecutive Business Day period referred to herein and (ii) for the avoidance of doubt, the occurrence of November 22, 2018 and November 23, 2018 shall not trigger the "restart" of the Marketing Period; provided, further, that if such fifteen (15) consecutive Business Day period has not ended on or prior to August 17, 2018, then such fifteen (15) consecutive Business Day

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period shall not commence prior to September 4, 2018; provided further that, for the avoidance of doubt, the required delivery of any information in accordance with paragraph 7(a) and (b) of Exhibit C to the Debt Commitment Letter for any fiscal period shall result in the "restart" of the Marketing Period, notwithstanding that a period of fifteen (15) consecutive Business Days shall have passed throughout which Parent has had what would otherwise have constituted the Required Financial Information (were the Closing to have occurred prior to such required delivery of financial information for such subsequent period) and such information having been Compliant throughout such period. Notwithstanding the foregoing, the Marketing Period will end on any earlier date on which the Debt Financing is obtained. For purposes of this definition, any non-Business Days (such as Saturday, Sunday or a legal holiday) shall be disregarded in determining whether a fifteen (15) consecutive Business Day period has occurred.

        "Material Adverse Effect" means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, has or would reasonably be expected to have a material adverse effect upon (i) the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Mergers or the other transactions contemplated hereby; provided, that, with respect to clause (i), the term "Material Adverse Effect" shall not include any event, change, development, effect or occurrence to the extent caused by (a) changes or proposed changes in Laws, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date hereof, (b) changes or proposed changes in GAAP after the date hereof, (c) actions or omissions of the Group Companies taken with the consent of any of the Parent Parties pursuant to this Agreement, (d) actions or omissions of the Group Companies required by this Agreement or the Ancillary Agreements, (e) actions or omissions of the Parent Parties and their respective Affiliates, (f) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (g) events or conditions generally affecting the industries in which the Group Companies operate, (h) global, national or regional political conditions, including the outbreak or escalation of national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (i) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (j) the announcement or pendency of this Agreement or the transactions contemplated hereby or the identity of the Parent Parties in connection with the transactions contemplated hereby or (k) any failure (but not the underlying cause of such failure) to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (provided, that the matters described in clauses (a), (b) and (f) through (i) shall be included in the term "Material Adverse Effect" to the extent any such matter has a disproportionate, materially adverse impact on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the same business as the Group Companies) (but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries compared to other companies operating in the industries and geographies in which the Company and its Subsidiaries operate).

        "Material Customer" means each of the top ten (10) customers or group of affiliated customers of the Group Companies based on amounts paid for goods or services during the Company's fiscal year ended December 31, 2017.

        "Material Supplier" means (a) each of the top ten (10) suppliers and vendors of goods and services to the Group Companies based on amounts paid for goods or services during the twelve (12)-month period beginning on April 1, 2017 and ending on March 31, 2018, (b) any sole source supplier of any good or services of the Group Companies, other than any sole source supplier providing goods or

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services for which the Group Companies can readily obtain a replacement supplier without a material increase in the cost of supply and (c) any manufacturer of any goods of the Group Companies, other than any manufacturer manufacturing or producing goods for which the Group Companies can readily obtain a replacement manufacturer without a material increase in the cost of supply.

        "Named Executive" means each of Tom Leonard, Jim Pekarek, Kevin Ketzel, Bettyann Bird, Robert Creviston, Lee Pulju Neumann and Kate Kaiser.

        "Named Executive Equity" means, with respect to each Named Executive, the aggregate number of the Named Executive's owned shares of Company Common Stock, Options and RSUs.

        "Named Executive Equity Value" means, with respect to each Named Executive, the value of the Named Executive Equity, with (i) each share of Company Common Stock being valued at the Per Share Amount, (ii) each Option being valued at its Individual Spread Value and (iii) each RSU being valued at the product of (x) the number of shares of Company Common Stock subject to such RSU, multiplied by (y) the Per Share Amount.

        "Named Executive Rollover Equity" means the Named Executive Equity with a Named Executive Equity Value equal to the Named Executive Rollover Equity Value, provided that, the determined number of Named Executive Rollover Equity will be satisfied (i) first, from the Named Executive's shares of Company Common Stock that if sold today would be taxable at the short-term capital gains rate, (ii) second, to the extent necessary, from the Named Executive's Options, determined based on the Named Executive's Options with the lowest exercise price (such rolled over Options, the "Named Executive's Rollover Options") and (iii) third, to the extent necessary, from the Named Executive's shares of Company Common Stock that if sold today would be taxable at the long term capital gains rate; provided, further, that any Options granted under the 2018 Stock Option Plan may not become Named Executive Rollover Equity.

        "Named Executive Rollover Equity Value" means the product of (x) the Named Executive Equity Value and (y) the greater of (i) twenty five percent (25%) and (ii) the Stock Percentage; provided, that, for the avoidance of doubt, if the Stock Percentage is less than 25%, any amount of cash consideration that would have been included in the Cash Amount were the Named Executive Equity Value to have been determined using such Stock Percentage instead of 25% shall not constitute "Available Cash" or be payable to the Equity Holders hereunder.

        "Named Executive Sold Common Stock" means with respect to any Named Executive, the excess, if any, of the aggregate shares of Company Common Stock held by such Named Executive over the shares of Company Common Stock held by such Named Executive and used to satisfy his or her Named Executive Rollover Equity.

        "Named Executive's Rollover Options" has the meaning set forth in the definition of "Named Executive Rollover Equity".

        "Necessary Cash" means (a) Merger Consideration plus (b) the Estimated Closing Indebtedness with respect to Indebtedness for Borrowed Money to be paid pursuant to Section 2.4(a) plus (c) the Estimated Closing Company Transaction Expenses plus (d) the Parent Transaction Expenses plus (e) the Escrow Amount plus (f) the Administrative Expense Amount minus (g) $335,000,000.

        "Net Working Capital" means (i) (a) 100% of the consolidated current assets of the Group Companies (including amounts due and payable to the Company under outstanding loans and excluding Cash and Cash Equivalents, Restricted Cash, amounts receivable from a Group Company and income Tax assets of the Group Companies), minus (b) 100% of the consolidated current liabilities of the Group Companies (excluding all Indebtedness, Company Transaction Expenses and amounts payable to a Group Company), in each case as of 11:59 p.m. Central Prevailing Time on the day immediately prior to the Closing Date in accordance with the Accounting Principles. Exhibit B.2 includes an illustrative

A-10

example of the calculation of Net Working Capital, assuming 11:59 p.m. Central Prevailing Time as of June 30, 2018 in accordance with the Accounting Principles; actual Net Working Capital will be calculated as of 11:59 p.m. Central prevailing time on the day immediately prior to the Closing Date in accordance with the Accounting Principles.

        "Option" means a stock option to purchase or acquire Company Common Stock granted by the Company under the Stock Option Plan or the 2018 Stock Option Plan or otherwise.

        "Optionholder" means each Equity Holder holding an Option.

        "Order" means any applicable and legally binding award, order, judgment, writ, injunction, ruling or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

        "Ordinary Course" means, with respect to any Party, the ordinary course of business consistent with the past practices of such Party.

        "Organizational Documents" means (a) the certificate of incorporation, (b) bylaws, (c) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person, (d) any limited liability company, partnership or shareholder agreement, and (e) any amendment to any of the foregoing.

        "Parent Class F Stock" means the Class F common stock, par value $0.0001 per share, of Parent.

        "Parent Common Stock" means the Class A common stock, par value $0.0001 per share, of Parent.

        "Parent Common Stockholder Redemption" means the right held by certain stockholders of Parent to redeem all or a portion of their shares of Parent Common Stock upon the consummation of a Business Combination, for a per share redemption price of cash equal to (a) the aggregate amount then on deposit in the Trust Account as of two (2) Business Days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Parent to pay certain Taxes, divided by (b) the number of then outstanding shares of Parent Common Stock issued in connection with Parent's initial public offering.

        "Parent Material Adverse Effect" means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, has or would reasonably be expected to have a material adverse effect on (i) the business, assets, liabilities, financial condition or results of operations of the Parent Parties, the Company and the Company Subsidiaries, taken as a whole and measured on a combined basis following the Closing, or (ii) the ability of the Parent Parties to consummate the Mergers or the other transactions contemplated by this Agreement on a timely basis; provided, that, with respect to clause (i), the term "Parent Material Adverse Effect" shall not include any event, change, development, effect or occurrence to the extent caused by (a) changes or proposed changes in Laws, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date hereof, (b) changes or proposed changes in GAAP after the date hereof, (c) actions or omissions of the Parent Parties taken with the consent of the Company pursuant to this Agreement, (d) actions or omissions of the Parent Parties required by this Agreement or the Ancillary Agreements, (e) actions or omissions of the Group Companies and their respective Affiliates, (f) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (g) events or conditions generally affecting the industries in which the Parent Parties or the Group Companies operate, (h) global, national or regional political conditions, including the outbreak or escalation of national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (i) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (j) the announcement or pendency of this Agreement or the transactions contemplated hereby or the identity

A-11

of the Company or IPC in connection with the transactions contemplated hereby or (k) any failure (but not the underlying cause of such failure) to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (provided, that the matters described in clauses (a), (b) and (f) through (i) shall be included in the term "Parent Material Adverse Effect" to the extent any such matter has a disproportionate, materially adverse impact on the business, assets, financial condition or results of operations of the Parent Parties or the Group Companies, relative to other participants in the same business as the Parent Parties or the Group Companies) (but only to the extent of the incremental disproportionate effect on the Parent Parties or the Group Companies compared to other companies operating in the industries and geographies in which the Parent Parties or the Group Companies operate).

        "Parent Material Contract" means a material contract, as such term is defined in Regulation S-K of the SEC, to which Parent is party.

        "Parent Preferred Stock" means the preferred stock, par value $0.0001 per share, of Parent.

        "Parent Reports" means each form, statement, registration statement, prospectus, report, schedule, proxy statement and other document (including exhibits and schedules thereto and the other information incorporated therein) filed with or furnished to the SEC on a voluntary basis or otherwise since June 20, 2017 by Parent pursuant to the Securities Act or the Exchange Act, including any amendments thereto.

        "Parent Sponsor" means FS Sponsor LLC, a Delaware limited liability company.

        "Parent Stockholders" means the holders of Parent Common Stock or Parent Class F Stock.

        "Parent Transaction Expenses" means the legal, accounting, financial advisory, and other advisory, transaction or consulting fees and expenses incurred and/or payable by the Parent Parties in connection with the transactions contemplated by this Agreement (including Deferred Underwriting Fees to the extent not paid from the Trust Account and all costs, fees and expenses related to the Permitted Equity Financing and the Debt Financing), including fees and expenses of Citibank N.A., Kirkland & Ellis LLP and PricewaterhouseCoopers LLP.

        "Parent Warrant Agreements" means the warrant agreement, dated as of July 18, 2017, by and between FSAC and Continental Stock Transfer & Trust Company governing the Parent Warrants.

        "Payoff Letters" means the payoff letters from each lender (or duly authorized agent thereof) of Closing Indebtedness relating to Indebtedness for Borrowed Money (other than with respect to the Senior Notes) evidencing the aggregate amount of such Indebtedness as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such Indebtedness on the Closing Date) and an agreement that, if such aggregate amount so identified is paid to such lender on the Closing Date, such Closing Indebtedness shall be repaid in full and that all Liens in favor of the holders thereof (other than Permitted Liens) affecting any property and/or proceeds of property of the Company will be released.

        "PCAOB" means the Public Company Accounting Oversight Board.

        "Per Share Amount" means (a) the sum of (i) the Merger Consideration (without giving effect to the Merger Consideration Adjustment) plus (ii) the Aggregate Option Exercise Price divided by (b) the number of Fully Diluted Shares immediately prior to the Closing (prior to the contribution of the Named Executive Equity pursuant to Section 2.7(b)(iii) and the consummation of Company Merger 1).

A-12

        "Permitted Liens" means (a) Liens for Taxes not yet due and payable or that are being contested in good faith with adequate reserves established, (b) statutory Liens of landlords with respect to Leased Real Property, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet due and payable, (d) in the case of Leased Real Property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title of record, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the applicable Group Company, (e) Liens securing the Indebtedness of any Group Company to be released on or prior to Closing, (f) in the case of Intellectual Property, non-exclusive licenses that are granted by a Group Company to a third party in the Ordinary Course and (g) such other imperfections in title charges, easements restrictions and encumbrances which would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole.

        "Person" means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

        "Personal Data" means all data relating to one or more individual(s) that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Group Companies, is capable of identifying an individual), including, but not limited to, name, social security number and personal health information.

        "Pro Rata Percentage" means, with respect to each Equity Holder, the percentage equal to (a) the number of shares of Company Common Stock owned by such Equity Holder as of immediately prior to the Closing (prior to the contribution of the Named Executive Equity pursuant to Section 2.7(b)(iii) and the consummation of Company Merger 1), including the number of shares of Company Common Stock subject to Options or RSUs held by such Equity Holder, divided by (b) the number of Fully Diluted Shares as of immediately prior to the Closing (prior to the contribution of the Named Executive Equity pursuant to Section 2.7(b)(iii) and the consummation of Company Merger 1).

        "Proxy Statement" means a proxy statement of Parent in connection with the transactions contemplated hereby and the Offer, as the same may be amended or supplemented in accordance herewith.

        "PubCo Common Stock" means the common stock, par value $0.0001 per share, of PubCo.

        "PubCo Rollover Equity" means the PubCo Common Stock and options on PubCo Common Stock, in each case issued in exchange for the Rollover Equity pursuant to Section 2.7.

        "PubCo Warrant" means each warrant entitling the holder thereof to purchase one (1) share of PubCo Common Stock at the same price per share as each Parent Warrant.

        "Reference Price" means $10.00 per share, as such amount may be adjusted pursuant to Section 2.10(c).

        "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, depositing, dispersal or disposing into, or migration into or through, the environment.

        "Representatives" of any Person shall mean such Person's directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

        "Restricted Cash" means any cash or cash equivalents not freely usable by the Group Companies because it is subject to restrictions, limitations or Taxes on use or distribution by Law, contract or otherwise.

        "Rollover Equity" means (1) with respect to an Equity Holder other than a Named Executive, Options with an Aggregate Spread Value equal to the product of (a) the Aggregate Spread Value of all

A-13

Options held by such Equity Holder multiplied by (b) the Stock Percentage, with such rollover Options determined based on the Optionholder's Options with the lowest exercise price (collectively, the "Rollover Options"), or (2) with respect to an Equity Holder who is a Named Executive, the Named Executive Rollover Equity; provided that, any Options granted under the 2018 Stock Option Plan may not become Rollover Equity.

        "Rollover Options" has the meaning set forth in the definition of "Rollover Equity".

        "Sanctioned Country" means any country or region that is, or has been in the last five (5) years, the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine).

        "Sanctioned Person" means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of Treasury's Office of Foreign Asset Control's ("OFAC") Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

        "Sanctions Laws" means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, and the European Union.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Securityholders Agreement" means that certain Securityholders Agreement, dated as of May 31, 2007, by and among the Company, the Majority Stockholder Group, Gary D. Blackford and Kathy Blackford and each of the other Company Stockholders party thereto, as amended.

        "Senior Notes" means the 7.625% Second Lien Senior Secured Notes due 2020 of UHS OpCo.

        "Senior Notes Indenture" means the Indenture dated August 7, 2012 by and among the Company, the Senior Notes Trustee and the guarantors party thereto.

        "Senior Notes Trustee" means Wells Fargo Bank, National Association, as trustee under the Senior Notes Indenture.

        "Solvent" means, when used with respect to PubCo that, as of the date of determination (a) the amount of the "fair saleable value" of the assets of PubCo and its Subsidiaries will, as of such date, exceed (i) the value of all "liabilities of PubCo and its Subsidiaries, including contingent and other liabilities," as of such date, as such quoted terms are generally determined in accordance with federal applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the liabilities of PubCo and its Subsidiaries on their existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) PubCo and its Subsidiaries will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they engage, and (c) PubCo and its Subsidiaries will be able to pay their liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, "not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged" and "able to pay its liabilities, including contingent and other liabilities, as they mature" means that PubCo and its Subsidiaries will be able to generate enough cash from operations, asset dispositions, refinancing or other means, or a combination thereof, to meet their obligations as they become due.

A-14

        "Stock Amount" means the number of shares of PubCo Common Stock equal to (a) the Per Share Amount multiplied by (b) the Stock Percentage divided by (c) the Reference Price.

        "Stock Option Plan" means the UHS Holdco, Inc. Stock Option Plan.

        "Stock Percentage" means the percentage equal to (a) the Total Equity Value divided by (b) the Merger Consideration.

        "Stockholder Agreements" means the Securityholders Agreement and any other stockholder agreement in effect with respect to any equity securities of or any other interests in any of the Group Companies, including those set forth on Schedule A-1.

        "Subsidiary" or "Subsidiaries" means any Person of which the Company (or other specified Person) shall own directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body.

        "Target Net Working Capital" means $42,102,000.

        "Tax Receivable Agreement" means the Tax Receivable Agreement, by and among PubCo, the Company and the Stockholders' Representative, substantially in the form attached hereto as Exhibit I.

        "Tax Return" means any report, return, declaration, claim for refund or information return or statement or other information required or permitted to be supplied to a Governmental Entity in connection with Taxes together with any attachments and all amendments thereto.

        "Taxes" means (i) all federal, state, local or non-U.S. taxes, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added estimated, alternative or add-on minimum, escheat, environmental, customs and all other taxes, assessments, duties, levies, and other governmental charges of any kind, whether disputed or not, and any charges, additions, interest or penalties imposed by any Governmental Entity with respect thereto, (ii) any liability for or in respect of the payment of any amount of a type described in clause (i) of this definition as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, and (iii) any liability for or in respect of the payment of any amount described in clauses (i) or (ii) of this definition as a transferee or successor or by contract (other than a contract the principal subject matter thereof is not taxes).

        "Third-Party Cash Uses" means (a) the Estimated Closing Indebtedness with respect to Indebtedness for Borrowed Money to be paid pursuant to Section 2.4(a) plus (b) the Estimated Closing Company Transaction Expenses plus (c) the Parent Transaction Expenses plus (d) the Escrow Amount plus (e) the Administrative Expense Amount.

        "Total Equity Value" means the result equal to (a) $335,000,000, minus (b) the excess, if any, of Available Cash over Necessary Cash, or, if Available Cash is less than Necessary Cash, plus (c) the Additional Equity Consideration (if any).

        "Treasury Regulations" means the regulations promulgated under the Code.

        "UHS OpCo" means Universal Hospital Services, Inc., a Delaware corporation and wholly owned subsidiary of the Company.

        "UHS Reports" means each of the periodic and current reports, statements, schedules and registration statements, and all related exhibits filed with, or furnished to, the SEC by UHS OpCo under the Exchange Act or the Securities Act since January 1, 2015.

A-15

        Additionally, each of the following terms is defined in the Section set forth opposite such term:

Term	Section
280G Approval	5.18
Accounting Firm	2.12(d)
Acquisition Proposal	5.14(a)
Additional Equity Consideration	6.2(d)
Administrative Costs	9.13(a)
Aggregate Stockholder Closing Merger
Consideration	2.3(a)(iii)
Agreement	Preamble
Alternative Debt Financing	5.20(c)
Alternative Debt Financing Commitment Letter	5.20(c)
Breaching Party	8.1(d)
Change in Recommendation	5.12
Closing	7.1
Closing Cash	2.12(b)
Closing Company Transaction Expenses	2.12(b)
Closing Date	7.1
Closing Date Financial Certificate	2.1(a)(ii)
Closing Date Indebtedness Statement	2.1(a)(iii)
Closing Indebtedness	2.12(b)
Closing Net Working Capital	2.12(b)
Company	Preamble
Company Cash Merger Sub	Preamble
Company Closing Certificate	6.3(c)
Company Equity Merger Sub	Preamble
Company Expense Reimbursement	9.1(b)
Company IP Agreements	3.10(c)
Company Letter of Transmittal	2.10(a)
Company Material Contracts	3.12(a)
Company Merger Subs	Preamble
Company Merger 1	Recitals
Company Merger 1 Effective Time	1.2
Company Merger 2	Recitals
Company Mergers	Recitals
Company Stockholder Voting Agreement	Recitals
Company Surviving Subsidiary	1.1(b)
Company Systems	3.10(g)
Contribution	Recitals
Covered Stockholders	5.24
Debt Commitment Letter	4.6
Debt Financing	4.6
Debt Financing Documents	5.20(a)
DGCL	Recitals
Director Nomination Agreement	5.19
Effective Time	1.1(b)
Election Notice	6.2(d)
Estimated Closing Cash	2.1(a)(ii)
Estimated Closing Cash Payment	2.2(a)(iii)
Estimated Closing Company Transaction Expenses	2.1(a)(ii)

A-16

Term	Section
Estimated Closing Indebtedness	2.1(a)(iii)
Estimated Closing Net Working Capital	2.1(a)(ii)
Exchange Agent Fund	2.3(b)
Existing Credit Facility	3.5(b)
Existing Notes Refinancing	4.6(a)
Financial Statements	3.6(a)
Financing Source Action	9.16
First Company Certificate of Merger	1.2
HIPAA	3.24(b)(iv)
Indemnified Persons	5.10(a)
Indemnitee Affiliates	5.10(f)
Interim Balance Sheet	3.6
Interim Financial Statements	3.6
IPC	Preamble
IRS	3.16(b)(v)
Lease	3.9(c)
Leased Real Property	3.9(b)
Lock-up Period	5.24
Majority Stockholders Director Nomination
Agreement	5.19
Majority Stockholders	Preamble
Maximum Equity Consideration	6.2(d)
Merger Consideration	2.2(a)
Merger Consideration Adjustment	2.12(a)
Merger Subs	Preamble
Mergers	Recitals
Named Executive Option-Based Cash	2.7(b)(ii)
New Exercise Price	2.7(a)(ii)
Nonparty Affiliates	9.16
Notice of Disagreement	2.12(c)
Offer	Recitals
Offering Shares	Recitals
Option-Based Cash Merger Consideration	2.7(a)(i)
Outside Date	8.1(d)
Parent	Preamble
Parent Board Recommendation	5.12
Parent Certificate of Merger	1.2
Parent Closing Certificate	6.2(c)
Parent Common Stockholders Meeting	5.12
Parent Disclosure Schedule	Article IV
Parent Effective Time	1.2
Parent Exchange Fund	2.9(a)
Parent Merger	Recitals
Parent Merger Sub	Preamble
Parent Parties	Preamble
Parent Recommendation Change Notice	5.12
Parent Redeemed Share	2.9(e)
Parent Sponsor	Recitals
Parent Sponsor Director Nomination Agreement	5.19
Parent Sponsor Voting Agreement	Recitals

A-17

Term	Section
Parent Surviving Subsidiary	1.1(a)
Parent Warrants	4.3(c)
Parties	Preamble
Party	Preamble
Permitted Equity Financing	4.6(b)
Potential Post-Closing Consideration	2.6(b)(i)
Post-Closing Representation	9.20
PPACA	3.16(b)(v)
Preliminary Closing Statement	2.12(b)
Prospectus	9.19
PubCo	Preamble
PubCo Warrants	2.5(b)
Recourse Theory	9.16
Redemption Date	5.21
Redemption Notice	5.21
Redemption Price	5.21
Registration Statement	5.11(a)
Reimbursed Transaction Expenses	9.1
Registration Rights Agreement	5.19
Required Financial Information	5.20(d)(iii)
Required Financing Amount	4.6(a)
Requisite Company Approval	3.2
Restricted Commitment Letter Amendments	5.20(a)
RSU	2.7(c)
RSU-Based Cash Merger Consideration	2.7(c)
Schedules	Article III
Second Company Certificate of Merger	1.2
Section 16	5.13
Stockholders' Representative	Preamble
Subscription Agreements	5.3(a)
Surviving Subsidiaries	1.1(b)
Tail Premium	5.10(b)
Terminating Company Breach	8.1(b)
Terminating Parent Breach	8.1(c)
THL Investors	4.6(b)
THL Subscription Agreement	4.6(b)
Total Cash Value	2.2(b)(ii)
Trade Control Laws	3.18(a)
Transaction Proposals	5.11(a)
Trust Account	4.17(a)
Trust Agreement	4.17(a)
Trust Amount	4.17(a)
Trustee	4.17(a)
Underpaid Tax Amount	2.7(a)(ii)
Waiving Party	9.20
WARN Act	5.1(b)(xiii)
Written Consent	5.16

A-18

EXHIBIT C

For Shares of Common Stock

FORM OF LETTER OF TRANSMITTAL

of

UHS HOLDCO, INC.

        Pursuant to the Agreement and Plan of Merger, dated as of August 13, 2018

THIS LETTER OF TRANSMITTAL SHOULD BE COMPLETED, SIGNED, AND SENT TO THE EXCHANGE AGENT CARE OF THE PERSON NAMED BELOW

        By mail, hand or overnight delivery to:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY
1 State Street Plaza—30th Floor
New York, NY 10004
Attention: Corporate Actions Department
Telephone: 917-262-2378
E-mail: reorg@continentalstock.com

PLEASE ENSURE YOU FOLLOW THE INSTRUCTIONS OUTLINED BELOW. IF YOU DO NOT FOLLOW THE PROCESS OUTLINED BELOW, A CHECK MAY BE SENT TO YOU IN LIEU OF A WIRE.	DESCRIPTION OF SHARES SURRENDERED (Please fill in. Attach separate schedule if needed)
Name(s), Address and Wire Transfer Instructions of Registered Holder(s) [If there is any error in the name or address shown below, please make the necessary corrections]

If you wish to receive any portion of the Total Consideration to which you may be entitled by a wire transfer (including any post-closing cash settlements to which you are entitled), please provide the wire instructions below.
NOTE: a wire fee of $50.00 per account will be deducted from the proceeds you are otherwise entitled to, and your receiving bank may charge an additional fee.
ABA#:
Account#:
Bank:
Account Holder's Name:
Certificate No(s)
(if applicable)	Number of Shares
TOTAL SHARES

        This Letter of Transmittal should be completed by stockholders of UHS HOLDCO, INC., a Delaware corporation (the "Company"), receiving the applicable portion of the Merger Consideration.

        PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

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        1.    The Merger Agreement.    This letter of transmittal ("Letter of Transmittal") is delivered to CONTINENTAL STOCK TRANSFER & TRUST COMPANY (the "Exchange Agent") pursuant to the Agreement and Plan of Merger, dated as of August 13, 2018 (the "Merger Agreement"), by and among Federal Street Acquisition Corp., a Delaware corporation ("Parent"), Agiliti, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent ("Pubco"), Umpire SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Pubco ("Parent Merger Sub"), Umpire Equity Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Pubco ("Company Equity Merger Sub"), Umpire Cash Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent Merger Sub ("Company Cash Merger Sub" and together with Company Equity Merger Sub, the "Company Merger Subs", the Company Merger Subs collectively with Parent Merger Sub, the "Merger Subs", and the Merger Subs together with Pubco and Parent, the "Parent Parties"), UHS Holdco, Inc., a Delaware corporation (the "Company"), solely in its capacities as a Majority Stockholder and the Stockholders' Representative, IPC/UHS, L.P. ("IPC"), a Delaware limited partnership and solely in its capacity as a Majority Stockholder, IPC/UHS Co-Investment Partners, L.P., a Delaware limited partnership. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in the Merger Agreement.

        At the Effective Time, each issued and outstanding share (each, a "Share") of common stock of the Company (excluding shares of common stock of the Company to be canceled pursuant to Section 2.6(a)(ii) of the Merger Agreement and any Company Dissenting Shares) will be canceled and convert automatically into the right to receive the following: (A) evidence of book-entry shares representing the number of whole shares of Pubco Common Stock equal to the aggregate Stock Amount in respect of the Company Common Stock held by the undersigned and (B) an amount of cash equal to (1) the aggregate Cash Amount in respect of the Company Common Stock held by the undersigned, plus (2) any cash in lieu of fractional shares which the undersigned has the right to receive in respect of such Company Common Stock pursuant to Section 2.10(d) of the Merger Agreement plus (3) a contingent right, without interest, to additional cash consideration, if any, to be paid pursuant to Section 2.12 of the Merger Agreement, payable by wire transfer of immediately available funds to the account identified herein, unless wire instructions have not been provided to the Exchange Agent, in which case, payment will be made by check. Please note that a wire fee of $50.00 per account for any wire transfer will be deducted from the proceeds you are otherwise entitled to, and your receiving bank may charge an additional fee. You will also be entitled to your Pro Rata Percentage of payments made pursuant to the Tax Receivables Agreement to be paid separately by the Company. This Letter of Transmittal is the means by which you (the undersigned) can claim the stock and cash consideration you are entitled to receive with respect to the Shares of Company Common Stock you own under the Merger Agreement.

        The undersigned acknowledges that the Merger Agreement, the Escrow Agreement and the Tax Receivables Agreement (collectively, the "Transaction Documents") have been made available to the undersigned. The undersigned has had the opportunity to review the Transaction Documents and the terms and conditions described in the Transaction Documents. The undersigned acknowledges and agrees to be subject to and bound by the terms and conditions of the Transaction Documents, including, without limitation, the (a) appointment of the Stockholders' Representative in Section 9.14 of the Merger Agreement, (b) rights, powers and duties of the Stockholders' Representative pursuant to Section 9.14 of the Merger Agreement, (c) reservation of the Administrative Expense Amount in the Administrative Expense Account pursuant to Section 9.13 of the Merger Agreement and (d) Escrow Agreement (including the potential use of amounts in the Escrow Fund to satisfy adjustments to the Merger Consideration pursuant to Section 2.12 of the Merger Agreement). In furtherance of the foregoing, the undersigned hereby irrevocably appoints the Stockholders' Representative as the undersigned's true and lawful agent and attorney-in-fact, with full power of substitution, with full power and authority to act for and on behalf of the undersigned for all purposes set forth in Section 9.14 of the Merger Agreement. The appointment of the Stockholders' Representative as the undersigned's

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attorney-in-fact revokes any power of attorney heretofore granted that authorized any other person or persons to act as agent and to represent the undersigned in a manner inconsistent with the rights and obligations of the Stockholders' Representative set forth in Section 9.14 of the Merger Agreement. The appointment of the Stockholders' Representative as attorney-in-fact pursuant hereto is coupled with an interest and is irrevocable. The undersigned hereby acknowledges and agrees that neither the Parent Parties nor the Surviving Subsidiaries will be liable for allocation of particular deliveries and payments of such amounts by or at the direction of the Stockholders' Representative. The undersigned further acknowledges that, pursuant to Section 2.10(b) of the Merger Agreement, the applicable portion of the Merger Consideration paid upon the surrender of certificates for shares of Company Common Stock (to the extent such shares are certificated) (the "Certificates") or, in lieu of that, an affidavit of lost stock certificate (to the extent such shares were certificated), in accordance with the terms of Article II of the Merger Agreement and this Letter of Transmittal will be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the Shares represented by the Certificates (to the extent such Shares are certificated) and that there will be no further registration of transfers on the stock transfer books of the Company. From and after the Effective Time, holders of Company Common Stock will cease to have any rights as stockholders of the Company, except as specifically provided in the Merger Agreement or by applicable Law.

        2.    Delivery of Certificates and Letter of Transmittal.    The undersigned is delivering this Letter of Transmittal to the Exchange Agent in respect of the Shares surrendered with this Letter of Transmittal (such surrendered Shares, the "Surrendered Shares"), and, to the extent such Surrendered Shares are certificated, such Certificates or, in lieu of that, an affidavit of lost stock certificate, in each case, pursuant to Section 2.10(a) of the Merger Agreement, for the right to receive in exchange therefor the applicable portion of the Merger Consideration. Until the undersigned properly delivers the Certificates (to the extent such Shares are certificated) and this Letter of Transmittal to the Exchange Agent as contemplated hereby, each Share will be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable portion of the Merger Consideration to which the undersigned is entitled pursuant to Article II of the Merger Agreement. The execution and delivery of this Letter of Transmittal and, to the extent the applicable Surrendered Shares are certificated, the surrender of the Certificates, is a condition to receiving the undersigned's applicable portion of the Merger Consideration. The undersigned understands that surrender of the Surrendered Shares will not be made in acceptable form until receipt by the Exchange Agent of this Letter of Transmittal, duly completed and signed, together with all signature pages included herewith and, to the extent the applicable Shares are certificated, the Certificates in a form sufficient for cancellation or an affidavit of lost stock certificate therefor. The undersigned hereby agrees, upon request of the Exchange Agent or the Stockholders' Representative, to execute any additional documents necessary or desirable to complete the surrender and exchange of the Surrendered Shares.

        3.    Equity Awards.    The undersigned understands and agrees that the Merger Consideration shall be allocated in a manner consistent with the Merger Agreement, including (i) the portion of the Merger Consideration to which the undersigned may be entitled to under the Merger Agreement in exchange for the undersigned's Cash-Settled Options or RSUs, if any, will be deposited for the benefit of the undersigned in trust with UHS OpCo in accordance with Section 2.7 of the Merger Agreement, and (ii) the obligations of the Company with respect to undersigned's Rollover Options, if any, will be assumed by Pubco, in accordance with Section 2.7 of the Merger Agreement. You agree that all loans or advances made to you by the Company or any of its Subsidiaries in connection with your exercise of any Options or payment of any withholding taxes shall be repaid at Closing, and the Company may withhold such amounts from the Merger Consideration otherwise payable to you.

        4.    Tax.    The undersigned further understands that he, she or it is solely responsible for the payment of any applicable U.S. federal, state, local and non-U.S. taxes imposed on the undersigned attributable to the payment of the applicable portion of the Merger Consideration to the undersigned

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and that amounts may be withheld from the applicable portion of the Merger Consideration to the undersigned if required by applicable law. The undersigned acknowledges that a portion of the Merger Consideration will be a taxable event to the stockholders of the Company in 2018 even if a stockholder neglects to return this Letter of Transmittal.

        EACH OF THE COMPANY'S STOCKHOLDERS IS URGED TO CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE MERGER IN LIGHT OF HIS, HER OR ITS OWN PARTICULAR CIRCUMSTANCES.

        5.    Representations and Warranties.    The undersigned hereby makes the following representations and warranties. The undersigned is the sole record owner of the Surrendered Shares, free and clear of any and all Liens or other arrangements with respect to the ownership of or the right to vote or dispose of such Surrendered Shares, except as may exist by reason of this Letter of Transmittal, the Merger Agreement and restrictions on transfer arising under applicable securities laws and, other than the Surrendered Shares and any Options or RSUs owned by the undersigned, the undersigned does not directly or indirectly, beneficially own or have any option, warrant or other right to acquire any securities of the Company nor is the undersigned subject to any contract, commitment, arrangement, understanding or relationship that allows or obligates it to acquire any securities of the Company. The undersigned acknowledges and agrees that the applicable portion of the Merger Consideration payable in exchange for Cash-Settled Options and RSUs owned by the undersigned, if any, shall be deposited at the Effective Time with UHS OpCo, which shall hold such portion of the Merger Consideration in trust for the benefit of the undersigned. The execution and delivery of this Letter of Transmittal by the undersigned does not, and the performance by the undersigned of the undersigned's obligations hereunder will not, constitute a violation of, conflict with, result in a default (or an event which, with notice or lapse of time or both, would result in a default) under or result in the creation of any lien on any of the Surrendered Shares delivered with this Letter of Transmittal under, (i) any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the undersigned is a party or by which the undersigned or such Shares are bound, (ii) any applicable Law affecting the undersigned or such Shares, or (iii) if the undersigned is a trust or other entity, the undersigned's trust agreement or other applicable organizational documents, in each case except as would not, individually or in the aggregate, reasonably be expected to prevent, enjoin, materially delay or impair the performance by the undersigned of the undersigned's obligations hereunder. The undersigned has full power, capacity and authority to execute, deliver and perform this Letter of Transmittal and to consummate the transactions contemplated hereby, and if the undersigned is a trust or other entity, the execution, delivery and performance by the undersigned of this Letter of Transmittal has been duly authorized by all necessary action on the part of the undersigned and its trustee(s) and beneficiaries, board of directors or similar applicable governing body. This Letter of Transmittal has been duly and validly executed and delivered by the undersigned and constitutes a valid and binding agreement of the undersigned, enforceable against the undersigned in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditor's rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law. The representations, warranties, covenants and agreements of the undersigned contained in this Letter of Transmittal will survive the delivery of any applicable portion of the Merger Consideration.

        6.    Release.    Effective from and after the Effective Time and in consideration of the Merger Consideration to be received by the undersigned, the undersigned, on behalf of himself, herself or itself and his, her or its past, present or future successors, assigns, employees, agents, equityholders, partners, Affiliates and representatives (including their past, present or future officers and directors), hereby knowingly, voluntarily, irrevocably, unconditionally and forever acquits, releases and discharges, and covenants not to sue the Company and the Parent Parties, their respective predecessors, successors,

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parents, Subsidiaries and other Affiliates, and all of their respective current and former officers, directors, members, managers, stockholders, employees, agents and representatives, from any and all claims, liabilities, obligations, damages, losses, costs, expenses (including attorneys' fees), penalties, fines and judgments (at equity or at law, including statutory and common) and damages, asserted or unasserted, express or implied, foreseen or unforeseen, suspected or unsuspected, known or unknown, matured or unmatured, contingent or vested, direct or derivative, liquidated or unliquidated, of any kind or nature or description whatsoever, in each case arising from any matter, cause or event occurring from the beginning of time to the Effective Time that the undersigned presently has, has ever had, or may hereafter have, in each case, with respect to his or her capacity solely as a holder of Shares, equityholder, director, officer or employee of the Company or any of its Subsidiaries; provided, that the release given under this Section 6 will not apply to (a) any claims relating to earned but unpaid salary, vacation or sick-pay, and any unreimbursed business expenses reimbursable under the Company's expense reimbursement policies and procedures of any member of the Company Group, in connection with the undersigned's employment with the Company or its Subsidiaries, (b) rights to exculpation and indemnification under the Company's or its Subsidiaries' articles of incorporation or bylaws or under any indemnification agreement disclosed to the Parent Parties prior to the date of the Merger Agreement or insurance policy, (c) rights (including exculpation and indemnification rights) pursuant to the Merger Agreement or any Ancillary Agreement, or (d) any claim that may not be released under applicable laws. The undersigned represents that it has not made any assignment or transfer of any claim or other matter covered by this Section 6, and the undersigned hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim, or commencing, instituting, or causing to be commenced, any action of any kind against any released party, based upon any matter released hereby. The undersigned hereby acknowledges and intends that this release be effective as a bar to each and every one of the released claims hereinabove mentioned or implied, and expressly consents that this release be given full force and effect in accordance with each and every express term or provision, including those (i) relating to any claims hereinabove mentioned or implied or (ii) relating to unknown and unsuspected claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated claims).

        7.    Waiver of Dissenter's Rights.    Completion and delivery of this Letter of Transmittal with respect to the Shares constitutes a waiver by the undersigned of any appraisal or dissenters' rights with respect to any Shares under the Delaware General Corporation Law ("DGCL") whether or not the undersigned has previously made a written demand upon the Company, the Surviving Subsidiaries or any of the Parent Parties and otherwise complied with the appraisal rights provisions of the DGCL.

        8.    Binding Effect.    This Letter of Transmittal will remain in full force and effect notwithstanding the death or incapacity of one or more of the undersigned (if an individual), and this Letter of Transmittal will be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

        9.    Severability.    If any provision of this Letter of Transmittal is declared invalid or unenforceable by a court having competent jurisdiction, it is agreed that the same will endure except for the part declared invalid or unenforceable which will instead be enforced to the maximum extent permitted under applicable Law.

        10.    Amendment; Governing Law.    This Letter of Transmittal may not be changed except in a writing signed by the person(s) against whose interest such change will operate. This Letter of Transmittal will be governed by and construed under the laws of the State of Delaware without regard to principles of conflicts of law.

        11.    Conversion; Return of Certificates.    ALL SURRENDERED SHARES HELD BY YOU WILL AUTOMATICALLY BE CONVERTED INTO THE RIGHT TO RECEIVE THE APPLICABLE PORTION OF THE MERGER CONSIDERATION SET FORTH IN THE MERGER AGREEMENT

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AT THE EFFECTIVE TIME AND CERTIFICATES REPRESENTING SUCH SURRENDERED SHARES, IF ANY, AS OF THE EFFECTIVE TIME, WILL NO LONGER REPRESENT SHARES, BUT WILL REPRESENT THE RIGHT TO RECEIVE THE APPLICABLE PORTION OF THE MERGER CONSIDERATION SET FORTH IN THE MERGER AGREEMENT.

        Please note that if the Merger is not consummated, your Certificates, if any, and this Letter of Transmittal will be returned to you, and this Letter of Transmittal will be void and of no force and effect.

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 THE FOLLOWING INSTRUCTIONS MUST BE FOLLOWED:

        1.    Delivery of Letter of Transmittal and Shares.    In order for you to make an effective surrender of Surrendered Shares and be entitled to receive the applicable portion of the Merger Consideration, you must deliver to the Exchange Agent your Letter of Transmittal, the other signed and complete pages included herewith, and, to the extent such Surrendered Shares are certificated, the Certificates representing any Surrendered Shares.

        The method of delivery of Surrendered Shares and other documents is at the election and risk of the transmitting Stockholder. In order to protect against loss, if delivery is made by mail, registered mail with return receipt requested, properly insured, is recommended.

        In the event that you deliver your Letter of Transmittal and Certificates, if any, at least three (3) business days prior to the Effective Time, you will be entitled to be credited the appropriate number of book-entry Shares and receive a transfer by wire transfer of immediately available funds representing any cash entitlement on the Effective Date, unless wire instructions have not been provided to the Exchange Agent, in which case, payment will be made by check. Please note that a wire fee of $50.00 per account for any wire transfer will be deducted from the proceeds you are otherwise entitled to, and your receiving bank may charge an additional fee. You will also be entitled to receive transfer by wire transfer of available funds representing any cash entitlement pursuant to Section 2.12 of the Merger Agreement after the Effective Date, if any. You will also be entitled to your Pro Rata Percentage of payments made pursuant to the Tax Receivables Agreement to be paid separately by the Company.

        If you do not deliver your Letter of Transmittal and Certificates, if any, at least three (3) business days prior to the Effective Time or such delivery is defective, you will be entitled to be credited the appropriate number of book-entry Shares and receive a transfer by wire transfer of immediately available funds representing any cash entitlement after the Effective Time once you have delivered, or cured any defects in, your Letter of Letter of Transmittal and Certificates, if any. You will also be entitled to receive transfer by wire transfer of available funds representing any cash entitlement pursuant to Section 2.12 of the Merger Agreement after the Effective Date, if any. You will also be entitled to your Pro Rata Percentage of payments made pursuant to the Tax Receivables Agreement to be paid separately by the Company.

        2.    Signatures.    If you are the person whose name appears on the Surrendered Shares, sign this Letter of Transmittal exactly as your name appears on such Surrendered Shares, as the signature must correspond exactly with the name written on the face of the Surrendered Shares without alteration or any change whatsoever. Do not endorse the Certificates, if any, which you are surrendering or provide separate stock powers. If any Surrendered Shares are registered in the name of two or more stockholders, each person named on the Surrendered Shares must sign the Letter of Transmittal. If an entity, executor, administrator, trustee, guardian, attorney-in-fact, corporate officer or other person acting in a fiduciary or representative capacity signs the Letter of Transmittal, such person should indicate his or her full title when signing and must provide appropriate evidence of authority to act in such capacity with a signed copy of this Letter of Transmittal. If additional documentation is required, you will be so advised.

        3.    Examination of Documentation.    The Exchange Agent will examine this Letter of Transmittal, the U.S. Internal Revenue Service ("IRS") Form W-9 or applicable Form W-8 provided pursuant to Section 5 below, as appropriate, and all other documents referenced in this Letter of Transmittal (collectively, the "Stockholder Exchange Documents") delivered or mailed to the Exchange Agent in connection with the surrender of Surrendered Shares by you to ascertain whether they have been completed and executed in accordance with the instructions set forth in this Letter of Transmittal. In the event the Exchange Agent determines that any Stockholder Exchange Documents do not appear to have been properly completed or executed, or that any other irregularity in connection with the

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surrender appears to exist, the Exchange Agent will promptly follow, where possible, its regular procedures to attempt to cause such irregularity to be corrected and will be entitled to consult with Buyer for further instructions. Stockholders may be contacted by the Exchange Agent and be requested to provide any missing or incomplete information. A surrender will not be deemed to have been made until all irregularities have been cured or waived.

        4.    Additional Copies.    Additional copies of this Letter of Transmittal may be obtained from the Exchange Agent at the address listed on the face hereof.

        5.    IRS Forms.    If you are a U.S. person as defined in Section 7701(a)(30) of the Code, you must provide the Exchange Agent with a correct Taxpayer Identification Number (generally, your Employer Identification Number or Social Security Number) on the IRS Form W-9 which is attached hereto and certify whether you are subject to backup withholding in accordance with the instructions to the IRS Form W-9. If you are not a U.S. Person (a "Non-U.S. Person"), you must complete and deliver an applicable IRS Form W-8 certifying your status as a Non-U.S. Person. Such IRS Forms W-8 can be obtained from the Exchange Agent or the Internal Revenue Service (www.irs.gov/formspubs/index.html). Failure to provide the information on the IRS Form W-9 or applicable IRS Form W-8 may subject you to federal backup withholding (currently at a rate of 24%) on any payments of the applicable portion of the Merger Consideration to you. Backup withholding is not an additional tax. Rather, the amount of tax withheld will be applied against the U.S. federal income tax liability of a person subject to backup withholding, and if withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS in a timely manner.

        6.    Important:    This Letter of Transmittal, appropriately completed and signed, together with, to the extent such Surrendered Shares are certificated, the Certificates representing any Surrendered Shares surrendered hereby (or Affidavits of Lost Stock Certificates) and all other required documents identified herein, must be received by the Exchange Agent before any payment of the applicable portion of the Merger Consideration can be made to you.

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 ALL STOCKHOLDERS MUST SIGN
IN THE SPACE PROVIDED BELOW
(See Instruction 2)

By signing below, the undersigned agrees to be bound by the provisions contained in this Letter of Transmittal

Signature(s) of Stockholder(s)
(Must be signed by the Stockholder(s) exactly as name(s) appear(s) on the Surrendered Shares.)

Dated:

Name(s)

(Please Print)

Title of Signing Party (if entity, trustee or other authorized party)

Home or Business Address

(Zip Code)

Home or Business Telephone Number

(Include Area Code)

Tax Identification No. (Employer Identification No. or
Social Security No).

(Complete Accompanying Form W-9)

Email Address

Form W-9

[See attached]

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Exhibit D

FORM OF REGISTRATION RIGHTS AGREEMENT

        THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of [    •    ], 2018, is made and entered into by and among Agiliti, Inc., a Delaware corporation (the "Company"), IPC/UHS, L.P. and IPC/UHS Co-Investment Partners, L.P. (together "IPC"), THL Agiliti LLC, a Delaware limited liability company ("THL Agiliti"), Thomas J. Leonard (the "Executive"), and the individuals listed as Other Holders on the signature pages hereto (the "Other Holders" and, together with IPC, THL Agiliti, the Executive and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, a "Holder" and collectively the "Holders").

RECITALS

        WHEREAS, Federal Street Acquisition Corp., a Delaware corporation ("FSAC"), and certain of the Holders are parties to a Registration Rights Agreement, dated as of July 18, 2017 (the "Existing Registration Rights Agreement");

        WHEREAS, on August [    •    ], 2018 the Company entered into an Agreement and Plan of Merger ([as amended to date,]the "Merger Agreement") with FSAC, UHS Holdco, Inc., a Delaware corporation ("UHS Holdco"), Umpire SPAC Merger Sub, Inc., a Delaware corporation, Umpire Equity Merger Sub, Inc., a Delaware corporation, Umpire Cash Merger Sub, Inc. a Delaware corporation, and IPC in the capacities set forth therein, pursuant to which FSAC and UHS Holdco will become wholly-owned subsidiaries of the Company;

        WHEREAS, pursuant to the Merger Agreement, holders of FSAC common stock will receive shares of Common Stock (as defined below) and warrants to purchase FSAC common stock will become warrants to purchase Common Stock;

        WHEREAS, pursuant to the Merger Agreement, holders of UHS Holdco common stock will receive cash and shares of Common Stock;

        WHEREAS, the parties to the Existing Registration Rights Agreement wish to terminate such agreement and enter into this Agreement with respect to the Common Stock and Warrants to purchase Common Stock ("Warrants");

        WHEREAS, it is a condition to the consummation of the transactions contemplated by the Merger Agreement that the parties hereto enter into this Agreement, pursuant to which the Company shall grant to THL Agiliti, IPC, the Executive and the Other Holders certain registration rights with respect to the Registrable Securities (as defined below), as set forth in this Agreement; and

        NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

        1.1    Definitions.    The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

        "Adverse Disclosure" shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

        "Agreement" shall have the meaning given in the Preamble hereto.

        "Affiliate" of any person shall mean any other person controlled by, controlling or under common control with such person; provided that (i) the Company and its subsidiaries shall not be deemed to be Affiliates of any Holder and (ii) no Holder shall be deemed to be an Affiliate of any other Holder by reason of an investment in, or holding of Common Stock (or securities convertible or exchangeable for shares of Common Stock) or Warrants of, the Company. As used in this definition, "control" (including, with its correlative meanings, "controlling," "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities, by contract or otherwise).

        "Beneficially Own" and correlative terms such as "Beneficial Ownership" shall have the meaning set forth in Rule 13d-3 under the Exchange Act and shall be calculated in accordance therewith.

        "Board" shall mean the Board of Directors of the Company.

        "Block Trade" shall mean an offering and/or sale of Registrable Securities by any Holder on a block trade basis (whether underwritten or otherwise) effected without substantial marketing efforts prior to the pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

        "Commission" shall mean the Securities and Exchange Commission.

        "Common Stock" shall mean the Company's common stock, par value $0.0001 per share.

        "Company" shall have the meaning given in the Preamble hereto.

        "Demand Registration" shall have the meaning given in subsection 2.1.1.

        "Demanding Holder" shall have the meaning given in subsection 2.1.1.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

        "Executive" shall have the meaning given in the Preamble hereto.

        "Executive Registrable Securities" shall mean (i) all shares of Common Stock (including any shares of Common Stock issued or issuable upon exercise of Rollover Options (as defined in the Merger Agreement) or pursuant to awards granted under the Company's incentive plans) whether now held or hereafter acquired, and (ii) any other equity security of the Company issued or issuable with respect to any such share of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization, in each case held by the Executive and his Permitted Transferees.

        "Existing Registration Rights Agreement" shall have the meaning given in the Recitals hereto.

        "Follow-on Holdback Period" shall have the meaning given in subsection 3.4.1.

        "FSAC" shall have the meaning given in the Recitals hereto.

        "Holders" shall have the meaning given in the Preamble hereto.

        "Initial Holdback Period" shall mean the period commencing on the date hereof and continuing until [    •    ], which is the calendar date that is 180 days following the date hereof.

        "IPC" shall have the meaning in the Preamble hereto.

        "IPC Registrable Securities" shall mean (i) all shares of Common Stock (including any shares of the Common Stock issued or issuable upon exercise of Warrants) whether now held or hereafter acquired, (ii) all Warrants whether now held or hereafter acquired, and (iii) any other equity security of the Company issued or issuable with respect to any such share of Common Stock or Warrants by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization, in each case held by IPC or any of its Affiliates and their respective Permitted Transferees.

        "Maximum Number of Securities" shall have the meaning given in subsection 2.1.4.

        "Merger Agreement" shall have the meaning in the Recitals hereto.

        "Misstatement" shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

        "Other Holders" shall have the meaning given in the Preamble hereto.

        "Other Registrable Securities" shall mean (i) all shares of Common Stock received pursuant to the Merger Agreement in exchange for Class A common stock of FSAC, and (ii) any other equity security of the Company issued or issuable with respect to any such share of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization, in each case held by each of the Other Holders and their respective Permitted Transferees.

        "Permitted Transferees" shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities in accordance with this Agreement, to the extent such Registrable Securities remain Registrable Securities following such transfer.

        "Piggyback Registration" shall have the meaning given in subsection 2.2.1.

        "Prospectus" shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

        "Pro Rata" shall have the meaning given in subsection 2.1.4(a).

        "Registrable Securities" shall mean the THL Registrable Securities, the IPC Registrable Securities, the Executive Registrable Securities and the Other Registrable Securities; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations) and represent beneficial ownership of less than 2.5% of the outstanding Common Stock; or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

        "Registration" shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

        "Registration Expenses" shall mean any and all expenses of a Registration, regardless of whether the applicable Registration Statement is declared effective, including, without limitation, the following:

          (A)  all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;

          (B)  fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

          (C)  expenses relating to any analyst or investor presentations or any "road shows" undertaken in connection with the Registration;

          (D)  printing, messenger, telephone and delivery expenses;

          (E)  fees and disbursements of custodians, counsel for the Company, all independent registered public accountants of the Company incurred specifically in connection with such Registration (including the expenses relating to any comfort letters or costs associated with the delivery by independent certified public accountants of any "comfort" letters or any special audits incidental to or required by any registration or qualification);

          (F)  reasonable fees and expenses of legal counsel to the Holders holding Registrable Securities included in each Registration Statement selected pursuant to Section 3.2 hereof;

          (G)  costs of printing and producing any agreements among Underwriters, underwriting agreements, any "blue sky" or legal investment memoranda and any selling agreements and other documents in connection with the Registration and the offering, sale or delivery of the Registrable Securities;

          (H)  fees and disbursements of Underwriters customarily paid by issuers of securities, including, if necessary, a "qualified independent underwriter" within the meaning of the rules of the Financial Industry Regulatory Authority, Inc. (in each case, excluding underwriting discounts, commissions and transfer taxes);

          (I)   transfer agents' and registrars' fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with the Registration; and

          (J)   fees and expenses payable in connection with any ratings of the Registrable Securities, including expenses relating to any presentations to rating agencies.

        "Registration Statement" shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

        "Requesting Holder" shall have the meaning given in subsection 2.1.1.

        "Sale Transaction" shall have the meaning given in subsection 3.4.1.

        "Shelf Offering" shall have the meaning given in subsection 2.4.2.

        "Shelf Offering Notice" shall have the meaning given in subsection 2.4.2.

        "Shelf Registration" shall have the meaning given in subsection 2.4.2.

        "Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

        "Special Registration Statement" shall mean a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company's existing securityholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for the registration of shares of Common Stock issuable upon exercise of securities exercisable or convertible into Common Stock, or (iv) for a dividend reinvestment plan.

        "THL Agiliti" shall have the meaning given in the Preamble hereto.

        "THL Registrable Securities" shall mean (i) all shares of Common Stock (including any shares of Common Stock issued or issuable upon exercise of Warrants) whether now held or hereafter acquired, (ii) all Warrants whether now held or hereafter acquired, and (iii) any other equity security of the Company issued or issuable with respect to any such share of Common Stock or Warrants by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization, in each case held by THL Agiliti or any of its Affiliates and Permitted Transferees.

        "Underwriter" shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer's market-making activities.

        "Underwritten Registration" or "Underwritten Offering" shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

        "Warrants" shall have the meaning given in the Recitals hereto.

        "WKSI" means a "well-known seasoned issuer" as defined under Rule 405 of the Securities Act.

ARTICLE II
REGISTRATIONS

        2.1   Demand Registration for Non-Shelf Offerings

          2.1.1    Request for Registration.    Subject to the provisions of subsection 2.1.4, Section 3.5 and Section 4.1 hereof, at any time and from time to time on or after the date the Company consummates the transactions contemplated by the Merger Agreement, each of (i) the holders of a majority of the THL Registrable Securities or (ii) the holders of a majority of the IPC Registrable Securities (any of the foregoing clause (i) or (ii), a "Demanding Holder"), may make a written demand for Registration of all or part of their respective Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a "Demand Registration"). The Company shall, within five (5) days of the Company's receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder's Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder's Registrable Securities in such Registration, a "Requesting Holder") shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. For the avoidance of doubt, to the extent a Requesting Holder also separately possesses Demand Registration rights pursuant to this Section 2.1.1 but is not the Holder who exercised such Demand Registration rights, the exercise by such Requesting Holder of its rights pursuant to the foregoing sentence shall not count as the exercise by it of one of its Demand Registration rights. Upon receipt by the Company of any written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have its Registrable Securities included in a Registration pursuant to a Demand Registration and the

  Company shall effect, as soon thereafter as practicable, but not more than twenty (20) days immediately after the Company's receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Each of (i) the holders of a majority of THL Registrable Securities and (ii) the holders of a majority of IPC Registrable Securities will have the right to initiate up to (3) Demand Registrations in a twelve-month period pursuant this subsection 2.1.1 on behalf of the Holders of THL Registrable Securities or IPC Registrable Securities, as applicable; provided, however, that a Registration shall not be counted for such purposes unless the Registration Statement has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Registration have been sold, in accordance with Section 3.1 of this Agreement; provided, further that, the Company will not be required to effect more than one Demand Registration in any consecutive 90-day period. Each Holder agrees that such Holder shall treat as confidential the receipt of the notice of Demand Registration and shall not disclose or use the information contained in such notice of Demand Registration without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement.

          2.1.2    Effective Registration.    Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration (i) unless and until the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and the Holders of a majority of the Registrable Securities participating in the Registration elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days of such removal, rescission or termination, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

          2.1.3  [Reserved.]

          2.1.4    Reduction of Underwritten Offering.    If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the "Maximum Number of Securities"), then:

            (a)   If the Registration is to be effected on or prior to the date that is 24 months from the date of this Agreement, the following Registrable Securities shall be included in such Underwritten Offering, (i) first, IPC Registrable Securities requested to be included in the Registration in an aggregate amount up to 50% of the Maximum Number of Securities, and (ii) second, the IPC Registrable Securities, the THL Registrable Securities, the Executive

    Registrable Securities and the Other Registrable Securities requested to be included in the Registration pro rata based on the respective number of Registrable Securities that each Holder thereof Beneficially Owns and the aggregate number of Registrable Securities that such Holders Beneficially Own (such proportion is referred to herein as "Pro Rata"), in an aggregate amount, together with the Registrable Securities included pursuant to clause (i), up to the Maximum Number of Securities.

            (b)   If the Registration is to be effected after the date that is 24 months from the date of this Agreement, the Company shall include in such Underwritten Offering, (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) Pro Rata that can be sold without exceeding the Maximum Number of Securities; and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), at the Company's election, the Common Stock elected to be sold by the Company that can be sold without exceeding the Maximum Number of Securities.

          2.1.5  Demand Registration Withdrawal. Demanding Holders and Requesting Holders shall have the right to withdraw all or a portion of their Registrable Securities from a Registration pursuant to a Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw such Registrable Securities from such Registration (x) in the case of a Demand Registration not involving an Underwritten Offering, prior to the effectiveness of the applicable Registration Statement or (y) in the case of any Demand Registration involving an Underwritten Offering, prior to the pricing of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.

          2.1.6    Limitation on Participation in Demand Registrations.    The Company shall not grant to any other stockholders of the Company the right to request the Company to register any securities of the Company in a Demand Registration, without the prior written consent of the Holders of a majority of the Registrable Securities participating in a Demand Registration.

        2.2   Piggyback Registration.

          2.2.1    Piggyback Rights.    Subject to the provisions of Section 4.1 hereof, if the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company other than a Demand Registration governed by Section 2.1 or a Shelf Registration, Shelf Offering or Block Trade governed by Section 2.3), other than a Special Registration Statement, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than fifteen (15) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within ten (10) days after receipt of such written notice (such Registration a "Piggyback Registration"). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof.

          2.2.2    Reduction of Piggyback Registration.    If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Common Stock that the Company desires to sell, taken together with (i) the Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant Section 2.2 hereof, and (iii) the Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

            (a)   If the Registration is undertaken for the Company's account and it is to be effected on or prior to the date that is 24 months from the date of this Agreement, the Company shall include in any such Registration, (i) first, the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the IPC Registrable Securities requested to be included in the Registration in an aggregate amount up to 50% of the Common Stock or other equity securities to be included in the Registration, excluding Common Stock or other securities offered by the Company; (iii) third, the IPC Registrable Securities, the THL Registrable Securities, the Executive Registrable Securities and the Other Registrable Securities requested to be included in the Registration Pro Rata; (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) through (iii), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

            (b)   If the Registration is undertaken for the Company's account and it is to be effected after the date that is 24 months from the date of this Agreement, the Company shall include in any such Registration (i) first, the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities requested to be included in the Registration Pro Rata; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

            (c)   If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities and it is to be effected on or prior to the date that is 24 months from the date of this Agreement, then the Company shall include in any such Registration, (i) first, the IPC Registrable Securities requested to be included in the Registration in an aggregate amount up to 50% of the Common Stock or other equity securities to be included in the Registration; (ii) second, the IPC Registrable Securities, the THL Registrable Securities, the Executive Registrable Securities and the Other Registrable Securities requested to be included in the Registration Pro Rata and the Common Stock or other equity securities requested to be included by persons or entities other than the Holders of Registrable Securities Pro Rata (calculated in the case of persons or entities other than the Holders of Registrable Securities based upon such person's or entity's Beneficial Ownership of Common Stock); and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) through (ii), at the Company's election, the

    Common Stock elected to be sold by the Company or of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

            (d)   If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities and it is to be effected after the date that is 24 months from the date of this Agreement, then the Company shall include in any such Registration (i) first, the Registrable Securities requested to be included in the Registration and the Common Stock or other equity securities requested to be included by persons or entities other than the Holders of Registrable Securities Pro Rata (calculated in the case of persons or entities other than the Holders of Registrable Securities based upon such person's or entity's Beneficial Ownership of Common Stock), and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), at the Company's election, the Common Stock elected to be sold by the Company or of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

          2.2.3    Piggyback Registration Withdrawal.    Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

          2.2.4    Unlimited Piggyback Registration Rights.    For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

        2.3   Shelf Registrations.

          2.3.1    Demands for Shelf Registration.    The Demanding Holders initiating a Demand Registration may request that the registration be made pursuant to Rule 415 under the Securities Act (a "Shelf Registration") and, if the Company is a WKSI at the time any request for a Demand Registration is submitted to the Company, that such Shelf Registration be an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an "Automatic Shelf Registration Statement"). Each such request for a Shelf Registration shall specify the approximate number of Registrable Securities requested to be registered and the intended method of distribution, which shall permit, in addition to firm commitment Underwritten Offerings, any other lawful means of disposition of Registrable Securities. Within five (5) days after receipt of any such request, the Company shall give written notice of the Demand Registration to all other Holders and, subject to the terms of subsection 2.1.4, shall include in such Demand Registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five (5) days after the receipt of the Company's notice. Until such time as all Registrable Securities cease to be Registrable Securities or the Company is no longer eligible to maintain a Shelf Registration Statement, the Company will keep current and effective such Shelf

  Registration Statement and file such supplements or amendments to such Shelf Registration Statement as may be necessary or appropriate in order to keep such Shelf Registration Statement continuously effective and usable for the resale of Registrable Securities under the Securities Act.

          2.3.2    Non-Underwritten Shelf Offerings.    Subject to the provisions of Section 3.5 and Section 4.1 hereof, in the event that a Registration Statement for a Shelf Registration is effective, the Holders of Registrable Securities included in such Registration Statement shall have the right at any time or from time to time to elect to sell pursuant to an offering (other than an Underwritten Offering), Registrable Securities available for sale pursuant to such Registration Statement ("Shelf Registrable Securities"), and shall make such election by delivering to the Company a written notice (a "Shelf Offering Notice") with respect to such offering specifying the number of Shelf Registrable Securities that such Holders desire to sell pursuant to such offering (the "Shelf Offering"). A Holder's election to sell Shelf Registrable Securities in a Shelf Offering that is not an Underwritten Offering shall not trigger any notification or participation rights hereunder.

          2.3.3    Underwritten Shelf Offerings.    Each of (i) the holders of a majority of the THL Registrable Securities or (ii) the holders of a majority of the IPC Registrable Securities shall have the right at any time or from time to time to elect to sell Shelf Registrable Securities pursuant to an Underwritten Offering, and shall make such election by delivering to the Company a Shelf Offering Notice with respect to such Underwritten Offering specifying the number of Shelf Registrable Securities that such Holders desire to sell pursuant to such offering. As promptly as practicable, but no later than two (2) business days after receipt of such Shelf Offering Notice, the Company shall give written notice of such Shelf Offering Notice to all other Holders of Shelf Registrable Securities. The Company, subject to subsection 2.3.6 and Section 3.5, shall include in such Shelf Offering the Shelf Registrable Securities of any other Holder of Shelf Registrable Securities that shall have made a written request to the Company for inclusion in such Shelf Offering (which request shall specify the maximum number of Shelf Registrable Securities intended to be disposed of by such Holder) within three (3) days after the receipt of the Shelf Offering Notice. The Company shall, as expeditiously as possible (and in any event within fifteen (15) days after the receipt of a Shelf Offering Notice), use its best efforts to facilitate such Shelf Offering. Each Holder agrees that such Holder shall treat as confidential the Shelf Offering Notice and shall not disclose or use the information contained in the Company's notice regarding the Shelf Offering Notice without the prior written consent of the Company and the Holders of Registrable Securities initiating such Shelf Offering until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement.

          2.3.4    Block Trades.    If Holders of a majority of the IPC Registrable Securities or THL Registrable Securities, as applicable, included in a Registration Statement wish to engage in a Block Trade off of a Shelf Registration Statement (either through filing an Automatic Shelf Registration Statement or through a take-down from an already existing Registration Statement for a Shelf Offering), then notwithstanding the time periods set forth in subsection 2.4.2, such Holders shall notify the Company of the Block Trade Shelf Offering not less than two (2) business days prior to the day such offering is to commence. If such Block Trade is an Underwritten Offering, the Company shall promptly notify other Holders of Registrable Securities of such Block Trade Shelf Offering and such other Holders of Registrable Securities must elect whether or not to participate by the next business day (i.e. one (1) business day prior to the day such offering is to commence) (unless a longer period is agreed to by the Holders of a majority of the Registrable Securities initiating the Block Trade) and the Company shall as expeditiously as possible use its best efforts to facilitate such offering (which may close as early as two (2) business days after the date it commences); provided that no holder of securities of the Company, other than a Holder of

  Registrable Securities, shall be permitted to participate in an underwritten Block Trade Shelf Offering without the consent of the holders of a majority of the Registrable Securities participating in the underwritten Block Trade.

          2.3.5    Prospectus Supplements and Post-Effective Amendments.    The Company shall, at the request of the Holders of a majority of the Registrable Securities covered by a Shelf Registration Statement, file any prospectus supplement or any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by the holders of a majority of the Registrable Securities to effect a Shelf Offering.

          2.3.6  Reduction of Shelf Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Shelf Offering, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell, exceeds the Maximum Number of Securities then the Company shall include in any such Shelf Offering, Registrable Securities pursuant to the provisions of subsection 2.1.4.

          2.3.7  Shelf Registration Withdrawals. Any Holder of Shelf Registrable Securities shall have the right to withdraw all or a portion of their Shelf Registrable Securities from a Shelf Offering for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Shelf Registrable Securities from such Shelf Offering prior to (x) in the case of a Shelf Offering not involving an Underwritten Offering, the effectiveness of the applicable Registration Statement or (y) in the case of any Shelf Registration involving an Underwritten Offering, prior to the pricing of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Shelf Registration prior to its withdrawal under this subsection 2.3.7.

        2.4    Underwritten Offering.    Subject to the provisions of subsection 2.1.4, subsection 2.2.2 and Section 3.5, if (i) the Holders of a majority of the Registrable Securities participating in a Demand Registration or a Shelf Registration or a Shelf Offering (including a Block Trade) so advise the Company as part of their Registration that the offering of the Registrable Securities shall be in the form of an Underwritten Offering or (ii) the Company advises the Holders of Registrable Securities that a Piggyback Registration shall be in the form of an Underwritten Offering, then the right of any Holder to include its Registrable Securities in such Registration shall be conditioned upon such Holder's participation in such Underwritten Offering and the inclusion of such Holder's Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering shall comply with the requirements under Section 3.3. The Underwriter(s) for an Underwritten Offering subject to Section 2.1.4 and Section 2.3.6 shall be selected by the Holders of a majority of the Registrable Securities participating in the Demand Registration, the Shelf Registration, the Shelf Offering or Block Trade, as applicable.

ARTICLE III
COMPANY PROCEDURES

        3.1    General Procedures.    Whenever the Company is required to effect the Registration of Registrable Securities pursuant to this Agreement, the Company shall use its best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

          3.1.1  prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

          3.1.2  prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

          3.1.3  prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders' legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders, which documents shall be subject to the review and comment of such counsel;

          3.1.4  prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or "blue sky" laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

          3.1.5  cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

          3.1.6  provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

          3.1.7  advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of a Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

          3.1.8  at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel;

          3.1.9  notify the Holders at any time when (i) it receives notice of the date and time when such Registration Statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any Prospectus relating to a Registration Statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained, (ii) it receives any request by the Commission for the amendment or supplementing of such Registration Statement or Prospectus or for additional information, and (iii) a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company does not comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.5 hereof;

          3.1.10  permit the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate in the preparation of the Registration Statement, and cause the Company's officers, directors and employees to supply all information reasonably requested by the Holders and any such Underwriter, attorney or accountant in connection with the Registration; provided, however, that such Underwriters and other parties enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

          3.1.11  furnish to each seller of Registrable Securities such number of copies of the Registration Statement, each amendment and supplement thereto, the Prospectus (including each preliminary prospectus), each free-writing prospectus as defined in Rule 405 under the Securities Act, and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

          3.1.12  obtain a "cold comfort" letter from the Company's independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by "cold comfort" letters as the managing Underwriter may reasonably request, and reasonably satisfactory to the Holders of a majority of the Registrable Securities participating in the Registration and any Underwriter;

          3.1.13  on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion (including customary negative assurance), dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority of the participating Holders and any Underwriter;

          3.1.14  in the event of an Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

          3.1.15  use best efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on a securities exchange and, without limiting the generality of the foregoing, to arrange for at least two market markers to register as such with respect to such Registrable Securities with the Financial Industry Regulatory Authority, Inc.;

          3.1.16  use best efforts to provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement;

          3.1.17  make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company's first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

          3.1.18  use its reasonable efforts to make available senior executives of the Company to participate in customary "road show" presentations that may be reasonably requested by the Underwriter in any Underwritten Offering;

          3.1.19  if the Company files an Automatic Shelf Registration Statement covering any Registrable Securities, use its best efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405 under the Securities Act)) during the period during which such Automatic Shelf Registration Statement is required to remain effective;

          3.1.20  if the Company does not pay the filing fee covering the Registrable Securities at the time an Automatic Shelf Registration Statement is filed, pay such fee at such time or times as the Registrable Securities are to be sold;

          3.1.21  if the Automatic Shelf Registration Statement has been outstanding for at least three (3) years, at the end of the third year, refile a new Automatic Shelf Registration Statement covering the Registrable Securities, and, if at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, use its best efforts to refile the Shelf Registration Statement on Form S-3 or any similar short-form registration statement that may be available at such time and, if such form is not available, Form S-1 or any similar long-form registration statement that may be available at such time, and keep such registration statement effective during the period during which such registration statement is required to be kept effective; and

          3.1.22  otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

        3.2    Registration Expenses.    The Registration Expenses of all Registrations and related offerings (including Underwritten Offerings and Block Trades) shall be borne by the Company. In connection with each Demand Registration, each Piggyback Registration and each Shelf Offering that is an Underwritten Offering, the Company shall reimburse the Holders of Registrable Securities included in such Registration for the reasonable fees and expenses of one counsel chosen by the Holders of a majority of the Registrable Securities participating in such Demand Registration or Shelf Offering, or participating in such Piggyback Registration, as applicable, and for the reasonable fees and expenses of each additional counsel retained by any Holder for the purpose of rendering a legal opinion on behalf of such Holder in connection with any Underwritten Offering. It is acknowledged by the Holders that the Holders shall bear all selling expenses relating to the sale of Registrable Securities, such as Underwriters" commissions and discounts and brokerage fees.

        3.3    Requirements for Participation in Underwritten Offerings.    No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person's securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

        3.4   Holdback Agreements.

          3.4.1    Holders of Registrable Securities.    Each Holder participating in an Underwritten Offering and if requested by Underwriters managing such Underwritten Offering and each Holder that Beneficially Owns more than 3% of the outstanding Common Stock shall enter into customary lock-up agreements with the managing Underwriter(s) of an Underwritten Offering that provides for the following unless the Underwriters managing such Underwritten Offering otherwise agree in writing, subject to customary exceptions, such holder shall not (A) offer, sell, contract to sell, pledge or otherwise dispose of (including sales pursuant to Rule 144 under the Securities Act), directly or indirectly, any capital stock of the Company (including capital stock of the Company that may be deemed to be Beneficially Owned by such Holder), (B) enter into a transaction which would have the same effect as described in clause (A) above, (C) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences or ownership of any such securities, whether such transaction is to be settled by delivery of such securities, in cash or otherwise (each of (A), (B) and (C) above, a "Sale Transaction"), or (D) publicly disclose the intention to enter into any Sale Transaction, commencing on the earlier of the date on which the Company gives notice to the Holders that a preliminary prospectus has been filed for such Underwritten Offering or the "pricing" of such offering and continuing to the date that is (x) in the case of the first two Underwritten Offerings following the date of this Agreement, up to 90 days following the date of the final Prospectus for such offering, or (y) in case of all subsequent Underwritten Offerings, up to 45 days following the date of the final Prospectus for such offering (or, in each case, such shorter period of time as requested by the Underwriters managing such Underwritten Offering) (a "Follow-on Holdback Period"). The Company may impose stop-transfer instructions with the Company's transfer agent and registrar with respect to the shares of Common Stock (or other securities) subject to the restrictions set forth in this Section 3.4.1 until the end of such period.

          3.4.2    The Company.    The Company (i) shall not file any Registration Statement for an offering of its equity securities, options or rights convertible into or exchangeable or exercisable for such securities or cause any such Registration Statement to become effective, or effect any public sale or distribution of its equity securities, or any securities, options or rights convertible into or exchangeable or exercisable for such securities (other than as part of such Underwritten Offering or pursuant to a Special Registration Statement) during any Follow-on Holdback Period and (ii) shall use its best efforts to cause (A) each holder of at least 5.0% (on a fully-diluted basis) of its Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock, and (B) each of its directors and executive officers to agree not to effect any Sale Transaction during any Follow-on Holdback Period, except as part of such Underwritten Offering and subject to customary exceptions, if otherwise permitted, unless the Underwriters managing the Underwritten Offering otherwise agree in writing.

          3.5    Suspension of Sales; Adverse Disclosure.    Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company's control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than sixty (60) days, determined in good faith by the Board to be necessary for such purpose, or more than once in any 12-month period. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4 and shall not make use of the rights under this Section 3.4 more than once in any 12-month period.

        3.6    Reporting Obligations.    As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of the Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

        3.7    In-Kind Distributions.    If the Holders or any of their respective Affiliates seek to effectuate an in-kind distribution of all or part of their respective Registrable Securities to their respective direct or indirect equityholders, the Company shall, subject to any applicable lock-ups, work with the foregoing persons to facilitate such in-kind distribution in the manner reasonably requested.

ARTICLE IV
TRANSFER RESTRICTIONS

        4.1    Transfer Restrictions.    During the Initial Holdback Period, IPC and the Executive shall not effect a Sale Transaction with respect to the Common Stock received in connection with the consummation of the transactions contemplated by the Merger Agreement Beneficially Owned by each such Holder. Each such Holder agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar with respect to the shares of Common Stock (or other securities) subject to the restrictions set forth in this Section 4.1.

        4.2    Transfer Exemptions.    Notwithstanding anything to the contrary set forth herein, IPC and the Executive may transfer shares of Common Stock during the Initial Holdback Period, (a) to the Company's officers or directors, any affiliates or family members of any of the Company's officers or directors, any members of IPC or any affiliates of the same; (b) in the case of an individual, transfers by gift to a member of the individual's immediate family, to a trust, the beneficiary of which is a member of the individual's immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, transfers pursuant to a qualified domestic relations order; (e) transfers by virtue of the laws of the State of Delaware or the governing documents of IPC upon their dissolution; and (f) in the event of the Company's liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the Company's stockholders having the right to exchange their shares of Common Stock for cash, securities or other property;

provided, however, that in the case of clauses (a) through (e), these Permitted Transferees must enter into a written agreement agreeing to be bound by the restrictions herein.

ARTICLE V
INDEMNIFICATION AND CONTRIBUTION

        5.1    Indemnification.

          5.1.1  The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, stockholders or members and each person who controls such Holder (within the meaning of the Securities Act and Exchange Act) from and against all losses, claims, damages, liabilities and expenses (including reasonable attorneys' fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such indemnitee for any legal and other expenses reasonably incurred in connection with investigating or defending the same, except insofar as the same arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with any information furnished in writing to the Company by such Holder, relating to such Holder, expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

          5.1.2  In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act and Exchange Act) from and against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys' fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and such Holder will reimburse the Company and such other indemnitees for any legal and other expenses reasonably incurred in connection with investigating or defending the same, but only to the extent that the same arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with any information or affidavit so furnished in writing by such Holder, relating to such Holder, expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act and Exchange Act) to the same extent as provided in the foregoing with respect to indemnification of the Company, and the Company shall use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder of Registrable Securities to provide any indemnification other than that provided hereinabove in this Section 5.1.2, and, if, despite the Company's commercially reasonable efforts, an Underwriter requires any Holder of Registrable Securities to provide additional indemnification, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claim against the Company as a result of such election).

          5.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person's right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

          5.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, partner, stockholders or members, or controlling person of such indemnified party and shall survive the transfer of Registrable Securities.

          5.1.5 If the indemnification provided under Section 5.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities and expenses shall be determined by reference to, among other filings, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party's and indemnified party's relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder or any director, officer or controlling person thereof under this subsection 5.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 5.1.1, 5.1.2 and 5.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 5.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 5.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 5.1.5 from any person who was not guilty of such fraudulent misrepresentation.

 ARTICLE VI
MISCELLANEOUS

        6.1    Notices.    Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed as follows:

To the Company:
Agiliti, Inc. 6625 West 78th Street, Suite 300 Minneapolis, Minnesota 55439
Attention:
Email:
with a copy to (which shall not constitute notice):
Weil, Gotschal & Manges LLP 767 Fifth Avenue New York, New York 10151
Attention:	Harvey Eisenberg Raymond Gietz
Email:	harvey.eisenberg@weil.com raymond.gietz@weil.com
To THL Agiliti and the Other Holders:
c/o THL Agiliti LLC 100 Federal Street, 25th Floor Boston, Massachusetts 02110
Attention:	Shari H. Wolkon Arthur Price
Email:	swolkon@thl.com aprice@thl.com
with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP 300 North LaSalle St. Chicago, Illinois 60654
Attention:	Richard J. Campbell Carol Anne Huff Ana Sempertegui
Email:	richard.campbell@kirkland.com carolanne.huff@kirkland.com ana.sempertegui@kirkland.com

To IPC: c/o Irving Place Capital 745 Fifth Avenue, 7th Floor New York, New York 10153
Attention:	Keith Zadourian
Email:	kzadourian@irvingplacecapital.com
with a copy to (which shall not constitute notice):
Weil, Gotschal & Manges LLP 767 Fifth Avenue New York, New York 10151
Attention:	Harvey Eisenberg Raymond Gietz
Email:	harvey.eisenberg@weil.com raymond.gietz@weil.com
To the Executive Thomas J. Leonard 6625 West 78th Street, Suite 300 Minneapolis, Minnesota 55439
Email:

        Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

        6.2    Assignment: No Third Party Beneficiaries.

          6.2.1  This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

          6.2.2  Subject to Section 4.1, the rights, duties and obligations hereunder shall be automatically assignable by the Holders to any transferee of all or any portion of such Holder's Registrable Securities if (i) the Company shall have received written notice of such assignment as provided in Section 6.1 hereof (ii) the Company shall have received the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement), (iii) giving effect to such transfer, the Registrable Securities transferred to such transferee would be Registrable Securities, and (iv) such transfer shall have been made in accordance with the requirements of applicable law.

          6.2.3  This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

          6.2.4  This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and this Section 6.2.

          6.2.5  Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

        6.3    Counterparts.    This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

        6.4    Governing Law: Venue.    NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES

EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

        6.5    Amendments and Modifications.    Upon the written consent of the Company and each of IPC and THL Agiliti, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects a Holder (other than IPC and THL Agiliti) solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from IPC or THL Agiliti shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

        6.6    Other Registration Rights.    The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

        6.7    Effectiveness; Term.    This Agreement shall become effective on the date hereof and shall thereupon replace in full the Existing Registration Rights Agreement. This Agreement shall terminate on the date when no Registrable Securities are outstanding.

        [SIGNATURE PAGES FOLLOW]

        IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
AGILITI, INC., a Delaware corporation
By:
Name:
Title:
THL AGILITI LLC a Delaware limited liability company
By:
Name:
Title:
IPC HOLDERS:
IPC/UHS, L.P., a Delaware limited partnership
By:
Name:
Title:
IPC/UHS Co-Investment Partners, L.P., a Delaware limited partnership
By:
Name:
Title:

        [Signature Page to Registration Rights Agreement]

EXECUTIVE:

Thomas J. Leonard
OTHER HOLDERS:

Michael A. Bell

Gary L. Gottlieb

Henry A. McKinnell

Paul M. Montrone

        [Signature Page to Registration Rights Agreement]

EXHIBIT E

FORM OF DIRECTOR NOMINATION AGREEMENT

        THIS DIRECTOR NOMINATION AGREEMENT (this "Agreement") is made and entered into as of [    •    ], 2018 (the "Effective Time"), by and among Agiliti, Inc., a Delaware corporation (the "Company"), and [    •    ] ([collectively,] the "Shareholder").(1)

        WHEREAS, the Company and certain of its affiliates have consummated the business combination and the other transactions (collectively, the "Transactions") contemplated by the Agreement and Plan of Merger, dated as of August 13, 2018, by and among the Company, Federal Street Acquisition Corp., Umpire SPAC Merger Sub, Inc., Umpire Equity Merger Sub, Inc., Umpire Cash Merger Sub, Inc., UHS Holdco, Inc., IPC/UHS Co-Investment Partners, L.P., as a Majority Stockholder, and IPC/UHS, L.P., as a Majority Stockholder and the Stockholder Representative;

        WHEREAS, after giving effect to the Transactions, the Shareholder owns shares of the Company's common stock, par value $0.0001 per share (the "Common Stock"); and

        WHEREAS, the Company desires to provide the Shareholder with certain director nomination rights;

        NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficient of which are hereby acknowledged, each of the parties to this Agreement agrees as follows:

        1.    Board Nomination Rights.

          (a)   At the Effective Time, the board of directors of the Company (the "Board") shall be comprised of eleven members and [    •    ], [    •    ], [    •    ] and [    •    ] shall be designated as Class I directors; [    •    ], [    •    ], [    •    ] and [    •    ] shall be designated as Class II directors and [    •    ], [    •    ] and [    •    ] shall be designated as Class III directors. [    •    ], [    •    ], [    •    ] and [    •    ] shall be deemed "Nominees" for purposes of this Agreement.(2)

          (b)   From the Effective Time until the date that the Shareholder ceases to Beneficially Own shares of Common Stock representing at least 5% of the Common Stock then outstanding, at every meeting of the Board, or a committee thereof, or action by written consent, at or by which directors of the Company are appointed by the Board or are nominated to stand for election by stockholders of the Company, the Shareholder shall have the right to appoint or nominate for election to the Board, as applicable, a number of individuals (such persons, the "Nominees") that, IPC to have three initial nominees, one of whom will be a Class I director with an initial one-year term, one of whom shall be a Class II director with an initial two-year term, and one of whom shall be a Class III director with an initial three-year term. if elected, will result in the Shareholder having the number of Nominees serving on the Board that is shown below:

    (i)
    [four Nominees during the time when the Beneficial Ownership of the Shareholder is equal to or greater than 30% of the Common Stock then outstanding](3);

    (ii)
    three Nominees during the time when the Beneficial Ownership of the Shareholder is less than 30% but equal to or greater than 20% of the Common Stock then outstanding;

(1)
NTD: Separate director nomination agreements to be entered into with IPC and THL.

(2)
NTD: THL to have four initial nominees, one of whom will be a Class I director with an initial one-year term, one of whom shall be a Class II director with an initial two-year term and two of whom shall be Class III directors with initial three-year terms.

(3)
NTD: Applicable only to THL.

    (iii)
    two Nominees during the time when the Beneficial Ownership of the Shareholder is less than 20% but equal to or greater than 10% of the Common Stock then outstanding; and

    (iv)
    one Nominees during the time when the Beneficial Ownership of the Shareholder is less than 10% but equal to or greater than 5% of the Common Stock then outstanding.

"Beneficial Ownership" shall be determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. For the avoidance of doubt whenever Beneficial Ownership is calculated herein based upon Common Stock then outstanding, such Common Stock shall include shares of Common Stock that the Shareholder has a right to acquire within 60 days in accordance with Rule 13d-3. The term "Beneficially Own" shall have a correlative term.

          (c)   In the event that any Nominee shall cease to serve for any reason, the Shareholder shall be entitled to designate such person's successor in accordance with this Agreement and the Board shall promptly fill the vacancy with such successor Nominee; provided that the Shareholder would then be entitled to nominate such individual for election or appointment as a director pursuant to Section 1(b).

          (d)   If a Nominee is not appointed or elected to the Board because of such person's death, disability, disqualification, withdrawal as a nominee or for other reason is unavailable or unable to serve on the Board or is otherwise not elected or appointed to the Board, the Shareholder shall be entitled to designate promptly another Nominee and the director position for which the original Nominee was nominated shall not be filled pending such designation.

          (e)   Upon any decrease in the number of directors that the Shareholder is entitled to designate for nomination to the Board pursuant to Section 1(b), the Shareholder shall take all actions within its power to cause the appropriate number of Nominees to offer to tender their resignations; provided that, notwithstanding the foregoing, no Nominee shall be required to resign prior to the first annual meeting of stockholders of the Company following the date of this Agreement (the "First Annual Meeting"). If, as of the time of the mailing of the Company's proxy statement setting forth the slate of nominees of the Board to stand for election by stockholders of the Company at the First Annual Meeting, the Shareholder would not be entitled to nominate a director according to Section 1(b), the Company shall be under no obligation to have the Nominee then servicing as a Class I director to be included in the Board's slate for election to the Board at the First Annual Meeting.

          (f)    Following the Effective Time, if the Board thereafter increases the size of the Board to a number greater than eleven, the Shareholder shall have the right to appoint or nominate for election to the Board, as applicable, such number of additional Nominees that, when taken together with its Nominees then serving as directors, is closest to but not less than proportional to the Shareholder's Beneficial Ownership (which, for the avoidance of doubt, shall mean that the number of Nominees shall be rounded up to the next whole number in all cases).

          (g)   The Company shall use its best efforts to maintain in effect at all times directors and officers indemnity insurance coverage reasonably satisfactory to the Shareholder and the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws (each as may be further amended, supplemented or waived in accordance with its terms) shall at all times provide for indemnification, exculpation and advancement of expenses to the fullest extent permitted under applicable law.

        2.    Company Obligations.

          (a)   From the Effective Date until the date that the Shareholder ceases to Beneficially Own shares of Common Stock representing at least 5% of the Common Stock then outstanding, the Company shall not, without the prior written consent of the Shareholder, take any action to alter, remove or amend the classification of the Board into three groups of directors with staggered three-year terms or to provide for any voting standard in the election of directors other than plurality voting.

          (b)   The Company agrees to use its best efforts to ensure that prior to the date that the Shareholder ceases to Beneficially Own shares of Common Stock representing at least 5% of the Common Stock then outstanding, (i) each Nominee is included in the Board's slate of nominees to the stockholders for each election of directors; and (ii) each Nominee is included in the proxy statement prepared by management of the Company in connection with soliciting proxies for every meeting of the stockholders of the Company called with respect to the election of members of the Board, and at every adjournment or postponement thereof, and on every action or approval by written consent of the Board with respect to the election of members of the Board.

        3.    Committees.    From and after the Effective Time until such time as the Shareholder ceases to Beneficially Own shares of Common Stock representing at least 5% of the Common Stock then outstanding, the Shareholder shall have the right to designate a number of members of each committee of the Board equal to the nearest whole number greater than the product obtained by multiplying (a) the percentage of the total voting power of the Common Stock then Beneficially Owned by the Shareholder and (b) the number of positions, including any vacancies, on the applicable committee, provided that any such designee shall be a director and shall be eligible to serve on the applicable committee under applicable law or listing standards. Any additional members shall be determined by the Board.

        4.    Amendment and Waiver.    Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the Company and the Shareholder, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

        5.    Benefit of Parties.    This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns. Notwithstanding the foregoing, the Company may not assign any of its rights or obligations hereunder without the prior written consent of the Shareholder. Nothing herein contained shall confer or is intended to confer on any third party or entity that is not a party to this Agreement any rights under this Agreement.

        6.    Headings.    Headings are for ease of reference only and shall not form a part of this Agreement.

        7.    Governing Law.    This Agreement shall be construed in accordance with and governed by the law of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

        8.    Jurisdiction.    Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may be brought against any of the parties in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each of the parties agrees that service of process upon such party at the address referred to in Section 15, together with written notice of such service to such party, shall be deemed effective service of process upon such party.

        9.    WAIVER OF JURY TRIAL.    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

        10.    Entire Agreement.    This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral among the parties with respect to the subject matter hereof.

        11.    Counterparts; Effectiveness.    This Agreement may be signed in any number of counterparts, each of which shall be deemed an original. This Agreement shall become effective when each party shall have received a counterpart hereof signed by each of the other parties. An executed copy or counterpart hereof delivered by facsimile shall be deemed an original instrument.

        12.    Severability.    If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

        13.    Further Assurances.    Each of the parties hereto shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

        14.    Specific Performance.    Each of the parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal or state court located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity.

        15.    Notices.    All notices, requests and other communications to any party or to the Company shall be in writing (including telecopy or similar writing) and shall be given,

  If to the Company:

  6625 West 78th Street, Suite 300
  Minneapolis, Minnesota 55439-2604
  Attention: General Counsel and Secretary
  Facsimile: (952) 893-3200

  If to any member of the Shareholder or any Nominee:

  [    •    ]

  With a copy to (which shall not constitute notice):

  [Kirkland & Ellis LLP
  300 N. LaSalle
  Chicago, IL 60654
  Attention: Richard J. Campbell, P.C., Carol Anne Huff and Ana Sempertegui
  Facsimile: (312) 862-2200](4)

  [Weil, Gotshal & Manges LLP
  767 Fifth Avenue
  New York, NY 10153

(4)
NTD: For THL agreement.

  Attention: Harvey Eisenberg and Raymond Geitz
  Facsimile: (212) 310-8007](5)

or to such other address or telecopier number as such party or the Company may hereafter specify for the purpose by notice to the other parties and the Company. Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 15 during regular business hours.

        16.    Enforcement.    Each of the parties hereto covenant and agree that the disinterested members of the Board have the right to enforce, waive or take any other action with respect to this Agreement on behalf of the Company.

*    *    *    *    *

(5)
NTD: For IPC agreement.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

AGILITI, INC.
By:
Name:
Title:
[SHAREHOLDER]
By:
Name:
Title:

[Director Nomination Agreement]

Exhibit F

ESCROW AGREEMENT

        THIS ESCROW AGREEMENT, dated as of [                    ], 2018 (this "Agreement"), is made by and among Agiliti, Inc., a Delaware corporation ("PubCo"), IPC/UHS, L.P., a Delaware limited partnership, solely in its capacity as the Stockholders' Representative (the "Stockholders' Representative") as set forth in the Merger Agreement (each as defined below), and Wilmington Trust, N.A., as escrow agent (the "Escrow Agent").

        WHEREAS, Federal Street Acquisition Corp., a Delaware corporation ("Parent"), PubCo, a wholly-owned Subsidiary of Parent, Umpire SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of PubCo ("Parent Merger Sub"), Umpire Equity Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of PubCo ("Company Equity Merger Sub"), Umpire Cash Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent Merger Sub ("Company Cash Merger Sub"), UHS Holdco, Inc., a Delaware corporation (the "Company"), solely in their capacities as the Majority Stockholders, IPC/UHS, L.P. ("IPC"), and IPC/UHS Co-Investment Partners, L.P., each a Delaware limited partnership (collectively, the "Majority Stockholders") and, solely in its capacity as the Stockholders' Representative, IPC, are parties to that certain Agreement and Plan of Merger, dated as of [                    ], 2018 (as the same may be amended from time to time, the "Merger Agreement"), pursuant to which, among other things, the parties to the Merger Agreement will enter into a business combination transaction pursuant to which Parent Merger Sub shall merge with and into Parent, with Parent surviving such merger (the "Parent Merger"), and immediately after the Parent Merger, Company Equity Merger Sub shall merge with and into the Company, with the Company surviving such merger ("Company Merger 1"), and immediately after Company Merger 1, Company Cash Merger Sub shall merge with and into the Company, with the Company surviving such merger, as a result of which, and following certain internal contributions, PubCo will become a publicly traded company, Parent and the Company will become direct or indirect wholly-owned subsidiaries of Pubco, the equity holders of Parent will receive equity of PubCo, and the equity holders of the Company will receive cash and equity of PubCo in exchange for their capital stock and other equity interests in the Company;

        WHEREAS, pursuant to Section 2.4(d) of the Merger Agreement, at the Closing, PubCo will deposit or cause to be deposited the Escrow Amount (as defined below) by wire transfer of immediately available funds to a separate escrow account designated to PubCo by the Escrow Agent no later than two (2) Business Days prior to the Closing Date (the "Escrow Account") established pursuant to the terms of this Agreement;

        WHEREAS, the amount held in the Escrow Account is being established by the parties hereto in order to provide, in the event that there is a Final Deficit, the sole and exclusive source of recovery to PubCo, and in the event there is a Final Surplus, the right of the Company Stockholders and the holders of Options and RSUs to receive payment, in accordance with the terms and conditions set forth in this Agreement and the Merger Agreement; and

        WHEREAS, Schedule I to this Agreement sets forth the wire transfer instructions for PubCo and the Stockholders' Representative.

        NOW, THEREFORE, in consideration of the agreements and understandings contemplated in the Merger Agreement and herein, the parties hereto hereby agree as follows:

  1.
  Defined Terms.    Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

  2.
  Appointment of Escrow Agent.    PubCo and the Stockholders' Representative hereby jointly appoint and designate the Escrow Agent as the escrow agent for the purposes set forth in this

F-1

    Agreement, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth in this Agreement.

  3.
  Escrow Deposit.    PubCo has delivered, or caused to be delivered, to the Escrow Agent an aggregate of $[    •    ] (the "Escrow Amount") on the date of this Agreement, and upon receipt thereof, the Escrow Agent has acknowledged in writing to PubCo and the Stockholders' Representative receipt of the Escrow Amount. The Escrow Agent hereby accepts the Escrow Amount and records and holds such amount in the Escrow Account. All amounts held in the Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof, less distributions thereof in accordance with the Merger Agreement and this Agreement, are hereinafter referred to as the "Escrow Fund." The Escrow Agent will hold the Escrow Fund in accordance with the provisions of this Agreement and will not release or distribute the Escrow Fund except in accordance with the express terms and conditions of this Agreement. The parties hereto agree that the Escrow Fund will be held in escrow and will be available only to secure the obligations, if any, to pay PubCo and/or the Company Stockholders and holders of Options and RSUs, as applicable, the applicable payments contemplated by Section 2.12(f) and/or Section 2.12(h) of the Merger Agreement in the event of a Final Deficit or a Final Surplus, in each case, as directed by Joint Instructions (as defined below) and in accordance with Section 2.12(f) and/or Section 2.12(h) of the Merger Agreement and the terms hereof.

  4.
  Payments from the Escrow Fund.    Within two (2) Business Days following the determination of the Final Closing Statement, the Final Closing Net Working Capital, Final Closing Cash, Final Closing Indebtedness and Final Closing Company Transaction Expenses in accordance with Section 2.12(c) or Section 2.12(d) of the Merger Agreement, each of PubCo and the Stockholders' Representative will execute and deliver to the Escrow Agent joint written instructions signed by PubCo and the Stockholders' Representative ("Joint Instructions") instructing the Escrow Agent to release not later than two (2) Business Days after such determination, the Escrow Fund to the Person(s) and in the amounts specified in such Joint Instructions in accordance with Section 2.12(f) and/or Section 2.12(h) of the Merger Agreement.

  5.
  Other Disbursements of Escrow Funds.    Notwithstanding anything in this Escrow Agreement to the contrary, within two (2) Business Days after the Escrow Agent's receipt of Joint Instructions, the Escrow Agent will release, by wire transfer of immediately available funds to the account listed on Schedule I hereto, or as otherwise designated in such Joint Instructions, all or any portion (if less than all) of the Escrow Fund designated in such Joint Instructions. Unless otherwise expressly stated in the Joint Instructions, any disbursement of the Escrow Funds to PubCo pursuant to this Agreement, other than pursuant to Section 8(b) hereof, shall be deemed to constitute the Merger Consideration Adjustment pursuant to the terms of the Merger Agreement.

  6.
  No Duty to Verify.    The Escrow Agent will verify the accuracy of the information contained in the foregoing instructions, notices or certificates solely by means of the security procedure communicated to the Escrow Agent through a signed certificate in the form of Exhibit A-1 or Exhibit A-2 attached hereto. The Escrow Agent will be entitled to rely upon any document, instrument or signature reasonably believed by it in good faith to be genuine and signed by any party hereto or an authorized officer or agent thereof (provided the document or instrument is otherwise in accordance with the requirements of Exhibits A-1 or A-2 hereof), and will not have the duty to verify the genuineness of the signatures or any instructions, notices or certificates or the authority of such signatories to execute such instructions, notices or certificates. Upon distribution of all of the Escrow Fund to PubCo and/or to any other Persons as directed by PubCo or the Stockholders' Representative in accordance with

F-2

    Sections 4, 5 and 8 hereof, the Escrow Agent will be deemed to have fully discharged its duties and obligations hereunder, and will have no further liability or obligation to any party with respect hereto.

  7.
  Investment of Escrow Funds.    The Escrow Agent will follow Joint Instructions of PubCo and the Stockholders' Representative concerning the permissible investment, reinvestment, purchase and sale of the assets on deposit in the Escrow Fund. Permissible investments will be limited to: (a) readily marketable direct obligations issued or guaranteed by the United States or by any Person controlled or supervised by or acting as an instrumentality of the United States or by any Person controlled or supervised by or acting as an instrumentality of the United States pursuant to authority granted by Congress that are unconditionally guaranteed by the full faith and credit of the government of the United States; (b) insured United States-dollar denominated certificates of deposit, time deposits, or short-term market instruments of banks or trust companies that are members of the Federal Reserve System and which issues (or the parent of which issues) commercial or finance paper which is rated either Prime-1 or higher or an equivalent by Moody's Investors Service, Inc. or A-1 or higher or an equivalent by Standard & Poor's Corporation, and which is organized under the laws of the United States and having minimum combined capital and surplus of $1,000,000,000; (c) money market funds subject to the requirements of the Investment Company Act of 1940, as amended, invested in any one or more of the aforementioned types of instruments, which have a rating in the highest category granted therefor by a nationally recognized credit rating agency at the time of investment; and (d) interest bearing United States dollar-denominated bank deposits. In the absence of the Joint Instructions described above, the Escrow Agent will invest the Escrow Fund, to the extent reasonably practicable, in the M&T Bank Corporate Deposit Account or any successor or similar funds or accounts offered by the Escrow Agent. PubCo and the Stockholders' Representative acknowledge that amounts on deposit in the M&T Bank Deposit Account are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation ("FDIC"), in the basic FDIC insurance amount of $250,000 per depositor, per issued bank. This includes principal and accrued interest up to a total of $250,000. Any dividends, interest, distributions and other income received in respect of such investments will be deposited in, or credited to, the Escrow Account until distributed in accordance with this Agreement. The Escrow Agent will have the power to sell or liquidate the foregoing investments, consistent with Sections 4 and 5, whenever the Escrow Agent will be required to distribute the Escrow Fund pursuant to the terms of this Agreement. Any net loss or expense (after taking into account all dividends, interests, and distributions) incurred as a result of an investment will be borne by the Escrow Account. The Escrow Agent will have no responsibility or liability for any diminution in value of the Escrow Fund which may result from any investments or reinvestment made in accordance with this Section 7. PubCo and the Stockholders' Representative acknowledge that the Escrow Agent is not providing investment supervision, recommendations or advice. The Escrow Agent is hereby authorized to execute purchases and sales of permitted investments through the facilities of its own trading or capital markets operations or those of any affiliated entity. The Escrow Agent will send statements to PubCo and the Stockholders' Representative on a monthly basis reflecting activity in the Escrow Account maintained pursuant to this Agreement for the preceding month. Although each of PubCo and the Stockholders' Representative recognizes that it may obtain a broker confirmation or written statement containing comparable information at no additional cost, PubCo and the Stockholders' Representative hereby agree that confirmations of permitted investments are not required to be issued by the Escrow Agent for each month in which a monthly statement is rendered. PubCo and the Stockholders' Representative acknowledge and agree that the delivery of the escrowed property is subject to the sale and final settlement of permitted investments. Proceeds of a sale of permitted investments will be

F-3

    delivered on the Business Day on which the appropriate Joint Instructions are delivered to the Escrow Agent if received prior to the deadline for same day sale of such permitted investments. If such Joint Instructions are received after the applicable deadline, proceeds will be delivered on the next succeeding Business Day.

  8.
  Income.

  (a)
  Treatment of Income.    Notwithstanding anything to the contrary contained herein, the parties hereto agree and acknowledge that, for federal, state, and local income tax purposes, PubCo will be treated as the owner of the Escrow Fund, unless and until released pursuant to Sections 4 or 5 hereof and all items of interest, income and gain with respect to the Escrow Account (the "Income") will be taxable to PubCo. The parties hereto shall file all Tax Returns consistently with the preceding sentence. The Escrow Agent will be responsible for reporting to PubCo and any applicable taxing authority all such items of Income as required under applicable Law (provided that PubCo provides to the Escrow Agent all forms and information necessary to accomplish such reporting as requested by the Escrow Agent).

  (b)
  Tax Distributions.    Notwithstanding anything to the contrary contained herein, within three (3) Business Days of the end of each calendar quarter following the Effective Date and as directed in any Joint Direction prior to any disbursement of any amounts from the Escrow Fund pursuant to this Agreement, an amount equal to 26% of any Income earned during such calendar quarter or other period will be distributed by the Escrow Agent to PubCo.

  (c)
  Preparations and Filing of Tax Returns.    PubCo will be required to prepare and file any and all income tax returns applicable to income earned on the Escrow Account with the IRS and all required state and local departments of revenue in all years income is earned in any particular tax year to the extent required under the provisions of the Code.

  (d)
  Payment of Taxes.    Notwithstanding anything to the contrary contained herein (but subject to Section 8 (b)), any taxes payable on Income earned from the investment of any sums held in the Escrow Account will be paid by PubCo, whether or not the income was distributed by the Escrow Agent during any particular year.

  (e)
  Unrelated Transactions.    The Escrow Agent will have no responsibility for the preparation and/or filing of any tax or information return with respect to any transactions, whether or not related to the Merger Agreement, that occur outside the Escrow Account. The Escrow Agent shall be deemed the payor of any interest or other income paid upon investment of the Escrow Funds for purposes of performing tax reporting. With respect to any other payments made under this Escrow Agreement, the Escrow Agent shall not be deemed the payor and shall have no responsibility for performing tax reporting. The Escrow Agent's function of making such payments is solely ministerial and upon express direction of PubCo and the Stockholders' Representative.

  9.
  Provisions with Respect to the Escrow Agent.

  (a)
  Protection of the Escrow Agent.    The Escrow Agent, PubCo, and the Stockholders' Representative agree that: (i) either PubCo or the Stockholders' Representative may examine the Escrow Account (and the Escrow Fund) at any time at the office of the Escrow Agent upon reasonable notice to the Escrow Agent; (ii) if the Escrow Account (or the Escrow Fund) is attached, garnished, or levied upon under the order of any court, or the delivery thereof will be stayed or enjoined by the order of any court, or any other order, writ or decree will be made or entered by any court affecting the Escrow Account (or the Escrow Funds), the Escrow Agent is hereby expressly authorized to obey and

F-4

      comply with all writs, orders or decrees so entered or issued, whether with or without jurisdiction, provided that the Escrow Agent will provide reasonable prior written notice, to the extent legally permissible, to PubCo and the Stockholders' Representative of such compliance with such writs, orders or decrees, along with a copy of such writs, orders or decrees, pursuant to which such court has determined whether and to what extent PubCo, the Stockholders' Representative or any other Person(s) are entitled to the Escrow Fund (or any portion thereof), and the Escrow Agent will not be liable to any of the parties hereto or their successors by reason of compliance with any such writ, order or decree notwithstanding such writ, order or decree being subsequently reversed, modified, annulled set aside or vacated; (iii) if any conflict or disagreement arises among or involving any of the parties hereto concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Agreement, or the Escrow Agent is in doubt as to the action to be taken hereunder, the Escrow Agent may, in its sole and absolute discretion, deposit the Escrow Funds with the Chancery Court of the State of Delaware or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within the State of Delaware, and interplead the parties hereto, and upon so depositing such property and filing its complaint in interpleader, it will be relieved of all liability under the terms hereof as to the property so deposited and, subject to Section 9(c), will be entitled to recover in such interpleader action, from the other parties hereto, its reasonable and documented out-of-pocket attorneys' fees and related documented out-of-pocket costs and expenses incurred in commencing and prosecuting such action and furthermore, the parties hereto for themselves, their successors and assigns, do hereby submit themselves to the jurisdiction of said court and do hereby appoint the then clerk, or acting clerk, of said court as their agent for the service of all process in connection with such proceedings; and (iv) notwithstanding anything herein to the contrary, the Escrow Agent will be under no duty to monitor or enforce compliance by the Stockholders' Representative or PubCo with any term or provision of the Merger Agreement.

    (b)
    Resignation; Removal; New Escrow Agent.    The Escrow Agent reserves the right to resign at any time by giving at least thirty (30) calendar days' advance written notice of resignation to PubCo and the Stockholders' Representative, specifying the effective date thereof. Similarly, the Escrow Agent may be removed and replaced following the delivery of a thirty (30) calendar days' advance written notice to the Escrow Agent signed by PubCo and the Stockholders' Representative. Within thirty (30) calendar days after the receipt of one of the notices referred to above, PubCo and the Stockholders' Representative agree to jointly appoint a mutually-acceptable successor escrow agent (a "Successor Escrow Agent"). The Successor Escrow Agent will be a party to and will agree to be legally bound by this Agreement by means of a written joinder agreement, the signature page to which, when signed by the Successor Escrow Agent, will be deemed to be a counterpart signature page to this Agreement. The Successor Escrow Agent will be deemed to be the Escrow Agent under the terms of this Agreement and without any further act, deed or conveyance, will become vested with all right, title and interest to all cash and property held hereunder by such predecessor Escrow Agent, and such predecessor Escrow Agent, will, on the written request signed by PubCo and the Stockholders' Representative, execute and deliver to such Successor Escrow Agent all the right, title and interest hereunder in and to the Escrow Funds. If a Successor Escrow Agent has not been appointed and has not accepted such appointment by the end of the thirty (30) calendar day period commencing upon the receipt of the notice of resignation by PubCo and the Stockholders' Representative, the Escrow Agent shall continue to act as the Escrow Agent until a Successor Escrow Agent is appointed and qualified to act as

F-5

      the Escrow Agent, provided that the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a Successor Escrow Agent, and the out-of-pocket costs, expenses and reasonable attorneys' fees which the Escrow Agent incurs in connection with such a proceeding will be paid out of the Escrow Account in accordance with this Section 9; provided, further, if the Escrow Agent resigns or is removed and replaced due to its gross negligence, willful misconduct or fraud, the Escrow Agent shall bear all of the aforementioned costs, expenses and fees that it incurs.

    (c)
    Indemnification.    Without limiting any protection or indemnity of the Escrow Agent under any other provision hereof, or otherwise at law, PubCo and the Stockholders' Representative (on behalf of the Company Stockholders and holders of Options and RSUs) agree to indemnify and hold harmless the Escrow Agent (one-half paid by PubCo and one-half paid by the Stockholders' Representative) from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, and reasonable, documented and out-of-pocket costs, expenses and disbursements, including reasonable out-of-pocket outside legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Escrow Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the Escrow Agent's gross negligence, willful misconduct or fraud. This provision will survive the resignation or removal of the Escrow Agent, or the termination of this Agreement. In so agreeing to indemnify and hold harmless the Escrow Agent, as among themselves, PubCo, on one hand, and the Stockholders' Representative (on behalf of the Company Stockholders and holders of Options and RSUs), on the other hand, intend that any obligation for indemnification under this Section 9(c) (or for reasonable and documented out-of-pocket costs and expenses of the Escrow Agent described in Section 9(a)) shall be borne by the party or parties determined by a competent jurisdiction to be responsible for causing the liabilities, losses, damages, penalties, costs, expenses or disbursements against which the Escrow Agent is entitled to indemnification or, if no such determination is made, then one-half by PubCo and one-half by the Stockholders' Representative.

    (d)
    Duties.    The Escrow Agent will have only those duties as are specifically provided in this Agreement, which will be deemed purely ministerial in nature, and will under no circumstance be deemed a fiduciary for any of the parties to this Agreement. The Escrow Agent will neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument or document between the other parties hereto, in connection herewith, including, without limitation, the Merger Agreement. This Agreement sets forth all matters pertinent to the escrow contemplated hereunder, and no additional obligations of the Escrow Agent will be inferred from the terms of this Agreement or any other agreement. IN NO EVENT WILL THE ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (i) DAMAGES, LOSSES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES, LOSSES OR EXPENSES WHICH HAVE BEEN FINALLY ADJUDICATED TO HAVE DIRECTLY RESULTED FROM THE ESCROW AGENT'S GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR FRAUD OR (ii) SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES OR LOSSES OF ANY KIND WHATSOEVER (INCLUDING WITHOUT LIMITATION LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE FORM OF THE ACTION.

F-6

  10.
  Fees and Reimbursement to the Escrow Agent.    The Escrow Agent will be entitled to be paid a fee as listed on Exhibit B hereto for its services and to be reimbursed for the reasonable, documented out-of-pocket costs and expenses incurred by the Escrow Agent related to the Escrow Account and this Agreement, which fees, costs and expenses (other than those described in Section 9) will be borne by PubCo.            The Escrow Agent shall have, and is hereby granted, the right to set off and deduct any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from the Escrow Funds.

  11.
  Termination.    This Agreement will terminate when all of the Escrow Fund has been distributed in accordance with this Agreement.

  12.
  Miscellaneous.

  (a)
  Notices.    Except as otherwise expressly provided herein, all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or, by facsimile (provided confirmation of facsimile transmission is obtained) or by e-mail, (b) on the next Business Day when sent by overnight courier, or (c) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

Notices to the Escrow Agent:		with a copy to (but which will not constitute notice to Escrow Agent):
Wilmington Trust, N.A. 10 S. Riverside Plaza, Suite 875 Chicago, IL 60606		PubCo and the Stockholders' Representative in the manner set forth below.
Attention:	Timothy P. Martin
Telecopy:	(312) 474-6099
Email:	tmartin@wilmingtontrust.com
Notices to PubCo and/or the Company:		with a copy to (but which will not constitute notice to PubCo or the Company):
c/o Federal Street Acquisition Corp. 100 Federal Street, 35th Floor Boston, MA 02110		Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654
Attention:	Shari H. Wolkon	Attention:	Jon A. Ballis, P.C.
Facsimile:	(617) 227-3514		Richard J. Campbell, P.C.
Email:	swolkon@thl.com		Carol Anne Huff
Christopher R. Elder
		Facsimile:	(312) 862-2118
It being understood that prior to the Effective Time, notices, demands and communications to the Company shall be delivered to the Stockholders' Representative as provided below.		Email:	jon.ballis@kirkland.com richard.campbell@kirkland.com carolanne.huff@kirkland.com christopher.elder@kirkland.com

F-7

Notices to the Stockholders' Representative:		with a copy to (but which will not constitute notice to the Stockholders' Representative):
c/o Irving Place Capital 745 Fifth Avenue, 7th Floor New York, New York 10153		Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10151
Attention:	Keith Zadourian	Harvey Eisenberg and Raymond Gietz
Facsimile:	212- 551-4546	212-310-8007
E-mail:	kzadourian@irvingplacecapital.com	E-mail:	harvey.eisenberg@weil.com raymond.gietz@weil.com
    (b)
    Governing Law.    This Agreement, and all claims or causes of action (whether in contract, tort or statute) or matters (including matters of validity, construction, effect, performance and remedies) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), shall be governed by, and enforced in accordance with, the internal substantive and procedural laws of the State of Delaware, including its statutes of limitations (without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction and regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof).

    (c)
    Jurisdiction and Venue.    Subject to the provisions of Section 9.7 of the Merger Agreement (which will govern any dispute arising thereunder), each of the parties irrevocably agrees that any action, suit, claim, investigation or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions brought by any other party or its successors or assigns will be brought and determined only in the Delaware Chancery Court and any state court sitting in the State of Delaware to which an appeal from the Delaware Chancery Court may be validly taken (or, if the Delaware Chancery Court declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware and any federal appellate court therefrom), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action, suit, claim, investigation or proceeding arising out of or relating to this Agreement and the Transactions. Each of the parties agrees not to commence any action, suit, claim or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein, and no party will file a motion to dismiss any action filed in a state or federal court in the State of Delaware, on any jurisdictional or venue-related grounds, including the doctrine of forum non-conveniens. Each party hereby irrevocably consents to the service of any and all process in any such action, suit, claim or proceeding by delivery of such process in the manner provided in Section 12(a) and agrees not to assert (by way of motion, as a defense or otherwise) in any action, suit, claim or proceeding any claim that service of process made in accordance with Section 12(a) does not constitute good and valid service of process.

    (d)
    WAIVER OF JURY TRIAL.    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS

F-8

      AGREEMENT, THE DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT, CLAIM, INVESTIGATION, OR PROCEEDING BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT, ANY DOCUMENT OR AGREEMENT CONTEMPLATED HEREBY OR THE TRANSACTIONS, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY. EACH PARTY HERETO (I) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12(d).

    (e)
    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement.

    (f)
    Successors and Assigns.    This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any party without the prior written consent of the other parties; provided, that PubCo shall be permitted, upon prior written notice to the Escrow Agent, without the consent of any other party hereto, to make a collateral assignment to any lender (or agent thereof) providing the Debt Financing or to make an assignment of any or all of its rights and interests hereunder to one or more of its Affiliates; provided, further, that, notwithstanding any such assignment, PubCo shall remain liable and responsible for all of their respective obligations pursuant to this Agreement. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding anything to the contrary set forth in this section, in accordance with the Merger Agreement, the Stockholders' Representative may resign at any time and may be removed by the vote of the Majority Stockholders. In the event that a Stockholders' Representative has resigned or been removed, a new Stockholders' Representative will be appointed by the Majority Stockholders, such appointment to become effective upon the written acceptance thereof by the new Stockholders' Representative. Written notice of any such resignation, removal or appointment will be delivered to the Escrow Agent; provided that unless such notice is provided as set forth in Section 12(a) hereof, the Escrow Agent will acknowledge receipt of such notice.

    (g)
    Amendment and Waiver.    This Agreement will not be amended, modified, altered or revoked without the prior written consent of each of PubCo and the Stockholders' Representative; provided that no amendment or modification will be made to Section 9 and Section 10 hereof without the written consent of the Escrow Agent. PubCo and the Stockholders' Representative separately agree to provide to the Escrow Agent a copy of all amendments and agree that the Escrow Agent will not be bound by such amendments

F-9

      until it has acknowledged receipt of a copy. No failure or delay by a party hereto in exercising any right, power or privilege hereunder will operate as a waiver thereof, and no single or partial exercise thereof will preclude any right of further exercise or the exercise of any other right, power or privilege.

    (h)
    Headings.    Section headings used herein are for convenience of reference only and will not be deemed to constitute a part of this Agreement for any other purpose, or to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced as if such headings had not been included herein.

    (i)
    No Strict Construction.    The parties hereto hereby expressly acknowledge and agree that the language of this Agreement constitutes the mutual intention and understanding of the parties, and that each party hereto has been represented by competent counsel in connection herewith. Accordingly, each party hereto hereby waives any doctrine of strict construction with respect to the interpretation hereof or the resolution of any ambiguities herein, and none of the foregoing will be resolved against any party as a result of any such doctrine.

    (j)
    Complete Agreement.    This Agreement and as between PubCo and the Stockholders' Representative, the documents referred to herein contain the entire understanding of the parties hereto with respect to the transactions contemplated hereby and any prior agreements or understandings, whether oral or written, are entirely superseded hereby.

    (k)
    Delivery by Facsimile or Electronic Transmission.    This Agreement, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission (including email), will be treated in all manner and respects as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto will re-execute original forms thereof and deliver them to all other parties. No party hereto will raise the use of a facsimile machine or other electronic transmission (including email or ".pdf" format (or similar format)) to deliver a signature or the fact that this Agreement or any signature was transmitted or communicated through the use of facsimile machine or other electronic means (including email or ".pdf" format (or similar format)) as a defense to the formation of a contract and each such party forever waives any such defense.

    (l)
    Business Days.    For the purpose hereof, the term "Business Day" means any day except Saturday, Sunday or any days on which banks are authorized or required by Law to close in Chicago, Illinois or New York, New York. To the extent any payment or other action or delivery is required to be made on a date which is not a Business Day, then the period required for such payment, action or delivery will automatically be extended to the next Business Day immediately following. All references to a day or days will be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

    (m)
    Severability.    Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

    (n)
    Third Party Beneficiaries.    Nothing herein expressed or implied is intended or will be construed to confer upon or to give any Person other than the Escrow Agent, the

F-10

      Stockholders' Representative and PubCo any rights or remedies under or by reason of this Agreement.

    (o)
    Automatic Succession.    Any bank or corporation into which the Escrow Agent may be merged or with which it may be consolidated, or any bank or corporation to whom the Escrow Agent may transfer a substantial amount of its escrow business, will be the successor to the Escrow Agent without the execution or filing of any paper or any further act on the part of any of the parties, anything herein to the contrary notwithstanding, provided that such successor has capital and surplus of at least $500,000,000.

    (p)
    Bankruptcy Proceedings.    In the event of the commencement of a bankruptcy case or cases wherein any Stockholder, the Stockholders' Representative, the Company or PubCo is the debtor, the Escrow Funds will not constitute property of the debtor's estate within the meaning of 11 U.S.C. § 541.

    (q)
    Specific Performance.    The parties acknowledge that the rights and obligations of the parties hereto (including the Escrow Agent) are unique and recognize and affirm that in the event of a breach of this Agreement by any party, money damages may be inadequate and the non-breaching party may have no adequate remedy at law. Accordingly, the parties agree that such non-breaching party shall have the right to enforce its rights and the other party's obligations hereunder by an action or actions for specific performance and/or injunctive relief (without posting of bond or other security), including any order, injunction or decree sought by such non-breaching party to cause the other party to perform its/their respective agreements and covenants contained in this Agreement and to cure breaches of this Agreement, without the necessity of proving actual harm and/or damages or posting a bond or other security therefore. Each party further agrees that the only permitted objection that it may raise in response to any action for any such equitable relief is that it contests the existence of a breach or threatened breach of this Agreement. The Escrow Agent acknowledges that its obligations, as well as the obligations of any party hereunder, are subject to the equitable remedy of specific performance and/or injunctive relief.

    (r)
    Security Procedure for Funds Transfer.    Concurrent with the execution of this Escrow Agreement, PubCo and the Stockholders' Representative shall each deliver to the Escrow Agent authorized signers' forms in the form of Exhibit A-1 and Exhibit A-2, respectively, to this Escrow Agreement. The Escrow Agent shall confirm each funds transfer instruction received in the name of the applicable party by confirming with an authorized individual as evidenced in Exhibit A-1 and Exhibit A-2. Once delivered to the Escrow Agent, Exhibit A-1 or Exhibit A-2 may be revised or rescinded only in writing signed by an authorized representative of the applicable party. Such revisions or rescissions shall be effective only after actual receipt and following such period of time as may be necessary to afford the Escrow Agent a reasonable opportunity to act on it. If a revised Exhibit A-1 or Exhibit A-2 or a rescission of an existing Exhibit A-1 or Exhibit A-2 is delivered to the Escrow Agent by an entity that is a successor-in-interest to either party, such document shall be accompanied by additional documentation satisfactory to the Escrow Agent showing that such entity has succeeded to the rights and responsibilities of Pubco and the Stockholders' Representative. PubCo and the Stockholders' Representative understand that the Escrow Agent's inability to receive or confirm funds transfer instructions may result in a delay in accomplishing such funds transfer, and agree that the Escrow Agent shall not be liable for any loss caused by any such delay.

    (s)
    Force Majeure.    The Escrow Agent shall not be responsible or liable for any failure or delay in the performance of its obligation under this Escrow Agreement arising out of or

F-11

      caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that the Escrow Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

[Remainder of Page Intentionally Left Blank]

F-12

        IN WITNESS WHEREOF, the parties have executed this Escrow Agreement on the date first written above.

PUBCO
AGILITI, INC.
By:
Name:
Its:

[Signature Page to Escrow Agreement]

THE STOCKHOLDERS' REPRESENTATIVE
IPC/UHS, L.P.
By:
Name:
Its:

[Signature Page to Escrow Agreement]

THE ESCROW AGENT
WILMINGTON TRUST, N.A., AS ESCROW AGENT
By:
	Name:	Timothy P. Martin
	Its:	Vice President

[Signature Page to Escrow Agreement]

Schedule I

Wire Transfer Instructions

PubCo

Bank Name:
ABA Number:
Account Name:
Account Number:

Stockholders' Representative

Bank Name:
ABA Number:
Account Name:
Account Number:

EXHIBIT A-1

CERTIFICATE AS TO AUTHORIZED REPRESENTATIVES OF PubCo

        Agiliti, Inc. ("PubCo") hereby designates each of the following persons as its Authorized Representatives for purposes of this Agreement, and confirms that the title, contact information and specimen signature of each such person as set forth below is true and correct. Each such Authorized Representative is authorized to initiate and approve transactions of all types for the Escrow Account[s] established under the Agreement to which this Exhibit A-1 is attached, on behalf of PubCo.

Name (print):
Specimen Signature:
Title:
Telephone Number	Office:
(required):	Cell:
If more than one, list all
applicable telephone
numbers.
E-mail (required):	Email 1:
If more than one, list all	Email 2:
applicable email addresses.
Name (print):
Specimen Signature:
Title:
Telephone Number	Office:
(required):	Cell:
If more than one, list all
applicable telephone
numbers.
E-mail (required):	Email 1:
If more than one, list all	Email 2:
applicable email addresses.
Name (print):
Specimen Signature:
Title:
Telephone Number	Office:
(required):	Cell:
If more than one, list all
applicable telephone numbers.
E-mail (required):	Email 1:
If more than one, list all	Email 2:
applicable email addresses.

COMPLETE BELOW TO UPDATE EXHIBIT A-1

        If PubCo wishes to update this Exhibit A-1, PubCo must complete, sign and send to Escrow Agent an updated copy of this Exhibit A-1 with such changes. Any updated Exhibit A-1 shall be effective once signed by PubCo and Escrow Agent and shall entirely supersede and replace any prior Exhibit A-1 to this Agreement.

AGILITI, INC.
By:
Name:
Title:
Date:
WILMINGTON TRUST, NATIONAL ASSOCIATION (as Escrow Agent)
By:
Name:
Title:
Date:

EXHIBIT A-2

CERTIFICATE AS TO AUTHORIZED REPRESENTATIVES OF STOCKHOLDERS' REPRESENTATIVE

        IPC/UHS, L.P. (the "Stockholders' Representative") designates each of the following persons as its Authorized Representatives for purposes of this Agreement, and confirms that the title, contact information and specimen signature of each such person as set forth below is true and correct. Each such Authorized Representative is authorized to initiate and approve transactions of all types for the Escrow Account[s] established under the Agreement to which this Exhibit A-2 is attached, on behalf of the Stockholders' Representative.

Name (print):
Specimen Signature:
Title:
Telephone Number	Office:
(required):	Cell:
If more than one, list all applicable telephone numbers.
E-mail (required):	Email 1:
If more than one, list all applicable email addresses.	Email 2:

Name (print):
Specimen Signature:
Title:
Telephone Number	Office:
(required):	Cell:
If more than one, list all applicable telephone numbers.
E-mail (required):	Email 1:
If more than one, list all applicable email addresses.	Email 2:

Name (print):
Specimen Signature:
Title:
Telephone Number	Office:
(required):	Cell:
If more than one, list all applicable telephone numbers.
E-mail (required):	Email 1:
If more than one, list all applicable email addresses.	Email 2:

COMPLETE BELOW TO UPDATE EXHIBIT A-2

        If Stockholders' Representative wishes to update this Exhibit A-2, Stockholders' Representative must complete, sign and send to Escrow Agent an updated copy of this Exhibit A-2 with such changes. Any updated Exhibit A-2 shall be effective once signed by Stockholders' Representative and Escrow Agent and shall entirely supersede and replace any prior Exhibit A-2 to this Agreement.

IPC/UHS, L.P.
By:
Name:
Title:
Date:
WILMINGTON TRUST, NATIONAL ASSOCIATION (as Escrow Agent)
By:
Name:
Title:
Date:

Exhibit B

Fees of Escrow Agent

Acceptance Fee:	$TBD

        Initial Fees as they relate to Wilmington Trust acting in the capacity of Escrow Agent—includes review of the Escrow Agreement; acceptance of the Escrow appointment; setting up of Escrow Account(s) and accounting records; and coordination of receipt of funds for deposit to the Escrow Account(s). Acceptance Fee payable at time of Escrow Agreement execution

Annual Administration Fee:	$TBD

        For ordinary administrative services by Escrow Agent—includes daily routine account management; investment transactions; cash transaction processing (including wire and check processing); monitoring claim notices pursuant to the agreement; disbursement of funds in accordance with the agreement; and mailing of trust account statements to all applicable parties. These fees cover a full year, or any part thereof, and thus are not pro-rated in the year of termination. The annual fee is billed in advance and payable prior to that years' service.

Wilmington Trust's bid is based on the following assumptions:

  •
  Number of Escrow Accounts to be established: One (1)

  •
  Estimated Term: TBD

  •
  Amount of Escrow: $TBD

  •
  Estimated number of cash transactions: TBD

  •
  Investment in M&T Deposit Products or remain un-invested

Out-of-Pocket Expenses:	Billed At Cost

Exhibit H

Agiliti, Inc.
100 Federal Street, 35th Floor
Boston, New York 10019

Exchange Agent Agreement

[    •    ], 2018

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attention: [    •    ]

Gentlemen:

        Pursuant to this letter agreement (this "Agreement"), dated as of the date first written above, Agiliti, Inc., a Delaware corporation (the "Company"), hereby requests, and Continental Stock Transfer & Trust Company ("you," the "Agent" or "Exchange Agent") hereby agrees, that (A) you act, or will act, as Exchange Agent with respect to the shares of common stock, $0.01 par value per share (the "Old UHS Shares"), of UHS Holdco, Inc., a Delaware corporation ("UHS Holdco"), in exchange for cash and shares of common stock of the Company, $0.0001 par value per share, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of [    •    ], 2018, by and among Federal Street Acquisition Corp. ("FSAC"), the Company, Umpire SPAC Merger Sub, Inc., Umpire Equity Merger Sub, Inc., Umpire Cash Merger Sub, Inc., UHS Holdco, solely in its capacity as a Majority Stockholder, IPC/UHS Co-Investment Partners, L.P., and solely in its capacity as a Majority Stockholder and Stockholders' Representative, IPC/UHS, L.P., and (B) you act, or will act, as Exchange Agent with respect to the shares of Class A common stock of FSAC (including the 11,500,000 shares of Class A common stock of FSAC to be issued upon conversion of the 11,500,000 shares of Class F common stock of FSAC currently outstanding), $0.0001 par value per share (the "Old FSAC Shares"), in exchange for shares of common stock of the Company, $0.0001 par value per share. The shares of common stock of the Company, $0.0001 par value per share, issuable to holders of Old UHS Shares and Old FSAC Shares pursuant to the Merger Agreement are referred to herein as the "New Shares." The time at which the transactions (the "Transactions") contemplated by the Merger Agreement will become effective is referred to in the Merger Agreement and in this Agreement as the "Effective Time."

        The Company has furnished you with, or will furnish to you when available, the following documents:

  (a)
  a form of letter of transmittal (the "Letter of Transmittal") for Old UHS Shares, including W-9 Guidelines for Certification of Taxpayer Identification Number on Form W-9;

  (b)
  copies of FSAC's Definitive Proxy Statement/Prospectus relating to the Transactions, dated [    •    ], 2018;

        UHS Holdco has furnished to you, or will furnish to you when available, the following documents:

  (a)
  an electronic and a hardcopy listing, in a format agreeable to you, of the names, addresses, share amounts and certificate details, if any, of holders of Old UHS Shares and Old FSAC Shares of record at the Effective Time (the "Record Stockholder List"), and certified totals of outstanding shares and stockholders.

        1.    Procedures for Exchange.    Subject to the terms and conditions of this Agreement, you are authorized to accept Old UHS Shares and Old FSAC Shares and to exchange them for New Shares, and in the case of Old UHS Shares, cash, in accordance with this Section 1, and to act in accordance with the provisions of this Agreement. Subject to the terms and conditions of this Agreement, you shall:

  (a)
  with respect to accounts with certificated or mixed certificated and book-entry Old UHS Shares:

  (i)
  at the direction of the Company, mail, by first class mail, each of the documents described under clauses (a) and (b) above, together with a return envelope, to holders of record of Old UHS Shares as set forth in the Record Stockholder List (as defined below);

  (ii)
  upon the Company's confirmation of the Effective Time as specified in the next paragraph of this Section 1, (A) accept certificates representing the Old UHS Shares, if any, together with the accompanying Letters of Transmittal, sent to the Exchange Agent by such holders for exchange; (B) debit all book-entry Old UHS Shares held in the stockholder accounts in the register of Old UHS Shares as set forth in the Record Stockholder List; (C) credit the appropriate number of book-entry New Shares to the person whose name has been specified in the instructions contained in the Letter of Transmittal, and transfer by wire transfer of immediately available funds, any cash entitlement to each such holder, and (D) mail a transaction notice reflecting such credit to each such holder.

  (b)
  with respect to accounts with book-entry Old FSAC Shares that are not held through The Depository Trust Company ("DTC"), upon the Company's confirmation of the Effective Time:

  (i)
  debit all book-entry Old FSAC Shares held in the stockholder accounts in the register of Old FSAC Shares as set forth in the Record Stockholder List; and

  (ii)
  (A) credit the appropriate number of book-entry New Shares to each such holder, and (B) mail a transaction notice reflecting such credit to each such holder.

  (c)
  with respect to Old FSAC Shares held through DTC, upon the Company's confirmation of the Effective Time:

  (i)
  accept DTC's original Shipment Control List ("SCL") for the debit of Old FSAC Shares;

  (ii)
  verify that the number of Old FSAC Shares listed on the SCL matches the number of Old FSAC Shares registered to DTC's nominee at the Effective Time, as set forth on the Record Stockholder List;

  (iii)
  if such Old FSAC Shares totals are in balance, debit all the Old FSAC Shares registered to DTC's nominee at the Effective Time, as set forth on the Record Stockholder List; and

  (iv)
  confirm Add to Balance amounts and credit DTC with the New Shares.

        In the event that at least three (3) business days prior to the Effective Time, a holder of Old UHS Shares has delivered to you a duly executed and completed Letter of Transmittal, together with all the necessary accompanying documents, including certificates, if any, and designation of bank account(s) in writing for any post-closing payments to which such holder of Old UHS Shares would be entitled pursuant to Section 2.12(f)(ii) and/or 2.12(h) of the Merger Agreement, if any, such holder of Old UHS Shares shall be entitled to be credited the appropriate number of book-entry New Shares and to receive by wire transfer of immediately available funds, any cash entitlement sent to such holder on the day the Effective Time occurs (such persons, the "UHS Closing Payees"). If a holder of Old UHS Shares does not so deliver a Letter of Transmittal at least three (3) business days prior to the Effective Time or such delivery is defective, such holder shall be entitled to be credited the appropriate number of book-entry New Shares and to receive by wire transfer of immediately available funds, any cash entitlement sent to such holder after the Effective Time but only after such person delivers a duly executed and completed Letter of Transmittal to you with all the necessary accompanying documents, including certificates, if any, and designation of bank account(s) in writing for any post-closing payments to which such holder of Old UHS Shares would be entitled pursuant to Section 2.12(f)(ii) and/or 2.12(h) of the Merger Agreement, if any, and cures any defects, if applicable (the "UHS Post-Closing Payees" and together with the UHS Closing Payees, the "UHS Payees").

        In the event that you are instructed at any time after the Effective Time by the Company that the UHS Payees are entitled to any further cash settlements pursuant to the terms of Section 2.12(f)(ii) and/or 2.12(h) of the Merger Agreement, you will transfer to each such UHS Payee by wire transfer of immediately available funds to the bank account(s) so designated by such UHS Payee in accordance with this Section 1, any cash entitlement to such UHS Payee upon compliance by the UHS Payee with the procedures set forth in the preceding paragraph.

        2.    Procedures for Discrepancies.

  (a)
  You will follow your regular procedures to attempt to reconcile any discrepancies between the number of Old UHS Shares that any Letter of Transmittal may indicate are owned by a surrendering stockholder and the number that the Record Stockholders List indicates such stockholder owned of record as of the Effective Time. In any instance where you cannot reconcile such discrepancies by following such procedures, you will consult with the Company for instructions as to the number of Old UHS Shares, if any, you are authorized not to accept.

  (b)
  If an exchange of Old UHS Shares is required to be made by you to a person other than the person in whose name surrendered shares are registered, you will not issue any New Shares until the certificate, if any, for Old UHS Shares surrendered has been properly endorsed (or otherwise put in proper form for transfer) and the person requesting such exchange has paid any transfer or other taxes or governmental charges required by reason of the issuance of New Shares in a name other than that of the registered holder of the Old UHS Shares surrendered, or has established to your satisfaction that any such tax or charge either has been paid or is not payable. Any tax information with respect to a payment of cash in lieu of fractional shares which you are required to report pursuant to Section 13 of this Agreement shall list the registered holder of the New Shares as the payee.

        3.    Procedure for Deficient Items.    You will examine the letters of transmittal and certificates, if any, for Old UHS Shares received by you as Exchange Agent to ascertain whether they appear to you to have been completed and executed in accordance with the instructions set forth in the applicable Letter of Transmittal. In the event you determine that any Letter of Transmittal does not appear to you to have been properly completed or executed, or where the certificates, if any, representing Old UHS Shares do not appear to you to be in proper form for surrender, or any other deficiency in connection with the surrender appears to you to exist, you will follow, where possible, your regular procedures to attempt to cause such irregularity to be corrected. You are not authorized to waive any deficiency in connection with the surrender, unless the Company provides you with written authorization to waive such deficiency. If any such deficiency is neither corrected nor waived, you will return to the surrendering stockholder (at your option by either first class mail under a blanket surety bond or subject to insurance protecting you and the Company from losses or liabilities arising out of the non-receipt or non-delivery of Old UHS Shares, as applicable, or by registered mail insured separately for the value of such Old UHS Shares, as applicable), at such stockholder's address as set forth in the applicable Letter of Transmittal, any certificates for Old UHS Shares surrendered in connection therewith, the related Letter of Transmittal and any other documents received with such Old UHS Shares.

        4.    Date/Time Stamp.    Each document received by you relating to your duties hereunder shall be dated and time stamped when received.

        5.    Specimen Signatures.    Set forth on Exhibit A hereto is a list of the names and specimen signatures of the persons authorized to act for the Company under this Agreement. The Secretary of the Company shall, from time to time, certify to you the names and signatures of any other persons authorized to act for the Company under this Agreement.

        6.    Reserve of Shares.    At or prior to the Effective Time, and for so long as this Agreement shall be in effect, the Company shall reserve for issuance a sufficient number of New Shares for exchange for Old UHS Shares and Old FSAC Shares outstanding at the Effective Time, in accordance with the terms of the Merger Agreement. Subject to the terms and conditions of this Agreement, you will issue the appropriate number of New Shares as required from time to time in order to make the exchange.

        7.    Lost Certificates.    If any holder of Old UHS Shares as of the Effective Time reports to you that his or her failure to surrender a certificate representing any Old UHS Shares registered in his or her name at the Effective Time according to the Record Stockholder List is due to the theft, loss or destruction of his or her certificate, you shall require such holder to furnish an affidavit of such theft, loss or destruction and a bond of indemnity in form and substance satisfactory to you. Upon receipt of such affidavit and bond of indemnity and compliance with any other applicable requirements, you may effect issuance to such holder as though he or she had surrendered his or her certificate for Old UHS Shares.

        8.    Report of Exchange Activity.    You will forward to the Company a weekly report of (i) the number of Old UHS Shares and Old FSAC Shares surrendered during the prior week and (ii) the number of New Shares and the aggregate amount of cash for fractional share interests, if applicable, issued for such Old UHS Shares and Old FSAC Shares in clause (i). If so instructed by the Company, you will prepare and forward such a report on a less or more frequent basis.

        9.    Issuance of Fractional Shares; Interest.

  (a)
  No fractional shares of New Shares will be issued in the Transactions. In lieu thereof, any holder of Old UHS Shares who would otherwise have been entitled to receive fractional shares of New Shares will be entitled to receive an amount in cash calculated as set forth in the Merger Agreement.

  (b)
  On or before the Effective Time, the Company will deposit or cause to be deposited with you in an account for the benefit of such holders of Old UHS Shares federal or other immediately available funds in an amount at least equal to the aggregate amount needed to make payments in lieu of fractional shares of New Shares based on the Record Stockholders List and any applicable tax withholding. You will draw upon the funds in such account as required from time to time in order to make payments in accordance with this Agreement. Upon making payment for fractional shares in lieu of New Shares, you will physically cancel the certificates representing Old UHS Shares, if applicable, and post them to the stockholder records of the Company.

        10.    Dividends and Distributions on Unexchanged Old UHS Shares.    No dividends or other distributions that are declared after the Effective Time on New Shares and payable to the holders of record thereof after the Effective Time will be paid to holders of Old UHS Shares until such persons surrender their Old UHS Shares including certificates, if any. Upon such surrender, you will pay to the person in whose name New Shares are issued any dividends or other distributions having a record date after the Effective Time. In no event shall any interest on such dividends or other distributions be payable by you. The Company shall deposit, or cause to be deposited with you, federal or other immediately available funds, sufficient to pay for dividends and distributions on all unexchanged Old UHS Shares and you will hold such funds for payment or distribution to the holders of such unexchanged Old UHS Shares pursuant to this Section 10; provided, however, that you shall return such funds at the written request of the Company.

        11.    Cancellation of Old Shares.    As of the Effective Time, you will become the sole recordkeeping agent for Old UHS Shares and Old FSAC Shares, in accordance with your standard practices. Upon the exchange of Old UHS Shares or Old FSAC Shares, the book-entry positions or the certificates representing such Old UHS Shares or Old FSAC Shares, if any, will be cancelled by you and posted to the records you maintain.

        12.    Follow-up Letter.    No later than six months after the Effective Time, the Company will mail or caused to be mailed a follow-up letter to all stockholders who did not surrender their Old UHS Shares, or supply an affidavit and bond of indemnity pursuant to Section 7 of this Agreement for exchange. The follow-up letter will be mailed with a Letter of Transmittal, if applicable, return envelope and W-9 Guidelines. In addition, you may perform a search to locate such holders and are authorized to comply with the laws of, and to report to, all states and jurisdictions in accordance with applicable state abandoned property law for holders who cannot be located.

        13.    Tax Reporting.

  (a)
  On or before January 31st of the year following the year of the payment, you will prepare and mail to each holder that is required to receive a Form 1099-B, a Form 1099-B reporting any cash payments, in accordance with United States treasury regulations (the "Treasury Regulations") promulgated under the Internal Revenue Code of 1986, as amended (the "Code"). You will also prepare and file copies of such Forms 1099-B by magnetic tape with the Internal Revenue Service, on or before February 28th of the year following the year of the payment and in accordance with the Treasury Regulations.

  (b)
  If you have not received notice from the surrendering holder of that holder's certified taxpayer identification number or other applicable tax forms or information required to be delivered pursuant to paragraph 5 of the instructions in the Letter of Transmittal, you shall deduct and withhold backup withholding tax from any cash payment made pursuant to the Treasury Regulations.

  (c)
  You shall deduct and withhold from a payment, and pay over to the appropriate government authority, any other amounts that are required to be deducted and withheld from any payment to a surrendering holder and pay any such amounts to the appropriate government authority.

  (d)
  You shall take any action regarding income tax reporting or withholding as the Company instructs you to take in writing. Additionally, you shall comply with all applicable information and other federal income tax reporting requirements in accordance with the Code, Treasury Regulations and other relevant provisions of federal income tax law. The Company shall use commercially reasonable efforts to provide you with any necessary information for you to comply with your reporting requirements under applicable law.

  (e)
  Should any issue arise regarding federal income tax reporting or withholding, you will notify the Company and take such action as the Company instructs you in writing.

        14.    Treatment of Restrictive Legends; Other.    The Company shall, if applicable, inform you as soon as possible in advance as to (a) whether any New Shares issued in exchange for the Old UHS Shares and Old FSAC Shares are to be issued with restrictive legend(s) and, if so, the Company shall provide the appropriate legend(s) and a list identifying the affected stockholders and certificate numbers (if applicable) and share amounts for such affected stockholders, and (b) the existence or termination of any restrictions on the transfer of shares, applicable to the Old UHS Shares and Old FSAC Shares, and whether such restrictions, may be removed from, any Old UHS Shares and Old FSAC Shares. You will consult with the Company (through its counsel) with respect to any transfers of shares by stockholders who are affiliates.

        15.    Termination.    Unless earlier terminated by the parties hereto, this Agreement shall terminate either (a) upon the exchange of all Old UHS Shares and all Old FSAC Shares and confirmation of payment of all cash entitlements pursuant to the Merger Agreement by the Company or (b) at the option of the Company or the Agent. Upon any such termination, you shall be relieved and discharged of any further responsibilities with respect to your duties hereunder. Upon payment of all your outstanding fees and expenses, you will forward to the Company or its designee promptly any certificates for Old UHS Shares, letters of transmittal or other documents relating to your duties hereunder that you may receive after your appointment has so terminated and immediately return to the Company or its designee any funds made available to you and not disbursed to holders of Old UHS Shares or Old FSAC Shares. After such time, any party entitled to such certificates, funds or property shall look solely to the Company and not the Agent therefor, and all liability of the Agent with respect thereto shall cease. Sections 16, 17 and 20 hereof shall survive any termination of this Agreement.

        16.    Authorizations and Protection.    As Agent for the Company hereunder you:

  (a)
  shall have no duties or obligations other than those specifically set forth herein or as may be subsequently agreed to in writing by you and the Company and no implied duties or obligations shall be read into this Agreement against you;

  (b)
  shall not be regarded as making any representations as to, and shall have no responsibility for the legality, validity, sufficiency, value or genuineness of any certificates for Old UHS Shares and you shall not be required to, and you shall not, make any representations as to the legality, validity, sufficiency, value or genuineness of the Transactions;

  (c)
  shall not be obligated to take any legal action hereunder which might in your sole judgment require you to risk your own funds or incur any liability, unless you shall have been furnished with indemnity satisfactory to you;

  (d)
  may rely on, and shall be protected in acting in reliance upon, any certificate, instrument, opinion, notice, letter, or other document or security delivered to you and believed by you to be genuine and to have been signed by the authorized party or parties thereto;

  (e)
  may rely on and shall be protected in acting in reliance upon the written instructions of the Company or any other authorized employee or representative of the Company designated by the Company with respect to any matter relating to your actions as Agent hereunder;

  (f)
  may consult counsel satisfactory to you (including your in-house counsel and the Company's counsel);

  (g)
  shall have no obligation to make any payment as the Agent unless the Company shall have provided the necessary available funds to make such payments;

  (h)
  shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to the Transactions, including without limitation obligations under applicable securities laws;

  (i)
  may perform any of your duties hereunder either directly or through agents approved by the Company (such approval not to be unreasonably delayed or withheld) or attorneys and you shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with reasonable care by you hereunder;

  (j)
  shall not be liable for any error in judgment made in good faith by any officer, director, employee, agent or attorney in the course of performance under this Agreement, unless it shall be proven that such officer, director, employee, agent or attorney was negligent or acted fraudulently, with willful misconduct or in bad faith;

  (k)
  shall have no obligation to make any exchange for New Shares unless the Company shall have provided a sufficient number New Shares; and

  (l)
  shall have no obligation to make any payment to former UHS or FSAC stockholders unless the Company shall have provided the necessary federal or immediately available funds to pay any amounts due and payable pursuant to the terms of the Merger Agreement.

        17.    Indemnification.    The Company hereby covenants and agrees to indemnify and to hold harmless you and your officers, directors, employees, affiliates, agents and controlling persons from and against any and all losses, claims, damages and liabilities to which any such person may become subject arising out of or in connection with this Agreement or the performance of your duties hereunder or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any of such indemnified parties is a party thereto, and to reimburse each of such indemnified parties upon demand for any reasonable and documented legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any indemnified party, apply to losses, claims, damages, liabilities or related expenses to the extent arising from the fraud, willful misconduct, gross negligence or bad faith of such indemnified party. In the event of the assertion against any indemnified party of any such claim or the commencement of any such action or proceeding you shall, promptly after receiving notice of any assertion or the commencement of any such action or proceeding, notify the Company by letter (or e-mail subsequently confirmed by letter) of the fact of such assertion and/or commencement; provided that failure to so notify shall not relieve the Company of any liability for indemnification with respect to such assertion or claim, except to the extent the Company is prejudiced by such failure. In the event of such assertion or commencement, the Company shall be entitled to participate in such action or proceeding and in the investigation of such claim and, after written notice from the Company to you, to assume the investigation or defense of such claim, action or proceeding with counsel of the Company's choice at the sole expense of the Company. Notwithstanding any election by the Company to assume the defense or investigation of such claim, action or proceeding, you shall have the right to employ separate counsel at the Company's expense, if in the good faith opinion of counsel to you, use of counsel of the Company's choice could reasonably be expected to give rise to a conflict of interest.

        18.    Fees.    The Company shall pay to you in compensation for your services, a one-time fee equal to $15,000, together with reimbursement for reasonable, documented out-of-pocket expenses, including reasonable fees and disbursements of counsel, regardless of whether any Old UHS Shares or Old FSAC Shares are surrendered to you, for your services as the Exchange Agent hereunder.

        19.    Representations, Warranties and Covenants.    The Company represents, warrants and covenants that (a) it is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, (b) the entry into and consummation of the Merger Agreement and the execution, delivery and performance of all transactions contemplated thereby (including without limitation this Agreement) have been duly authorized by all necessary corporate action and will not result in a material breach of or constitute a default under the certificate of incorporation or bylaws of the Company or any indenture, agreement or instrument to which it is a party or is bound, (c) assuming due authorization and execution by the Exchange Agent, this Agreement is a legal, valid, binding and enforceable obligation of the Company subject to (i) the effect of bankruptcy, insolvency, fraudulent conveyance and other similar laws and judicially developed doctrines in this area such as substantive consolidation and equitable subordination, (ii) the effect of general principles of equity and (iii) other commonly recognized statutory and judicial constraints on enforceability including statutes of limitations, (d) to the knowledge of the Company, the Transactions will comply in all material respects with all applicable requirements of law, and (e) to the knowledge of the Company, there is no material litigation pending or threatened as of the date hereof in connection with the Transactions.

        20.    Trust Account Waiver.    Notwithstanding anything else in this Agreement, you acknowledge that you have read the prospectus dated July 18, 2017 (the "Prospectus") and understand that FSAC has established the trust account for the benefit of FSAC's public stockholders (the "Trust Account") and that FSAC may disburse monies from the Trust Account only (a) to FSAC in limited amounts from time to time in order to permit FSAC to pay its operating expenses, (b) if FSAC completes the transactions which constitute a Business Combination (as such term is defined in the Amended and Restated Certificate of Incorporation of FSAC), then to those persons and in such amounts as described in the Prospectus, and (c) if FSAC fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Investment Management Trust Agreement, dated as of July 18, 2017, by and between FSAC and you, to FSAC in limited amounts to permit FSAC to pay the costs and expenses of its liquidation and dissolution, and then to FSAC's public stockholders. All liabilities and obligations of FSAC due and owing or incurred at or prior to the closing of the Transactions shall be paid as and when due, including all amounts payable (x) to FSAC's public stockholders in the event they elect to have their shares redeemed in accordance with FSAC's organizational documents and/or the liquidation of FSAC, (y) to FSAC after, or concurrently with, the consummation of a Business Combination, and (z) to FSAC in limited amounts for its operating expenses and tax obligations incurred in the ordinary course of business consistent with past practices. You further acknowledge that, if the Transactions (or, upon termination of the Merger Agreement, another Business Combination) are not consummated by July 24, 2019, FSAC will be obligated to return to its stockholders the amounts being held in the Trust Account, unless such date is otherwise extended. Upon the closing of the Transactions, FSAC shall cause the Trust Account to be disbursed to FSAC and as otherwise contemplated by the Merger Agreement. Accordingly, the Exchange Agent, for each of itself and its respective subsidiaries, affiliated entities, directors, officers, employees, stockholders, representatives, advisors and all other associates and affiliates, hereby waives all rights, title, interest or claim of any kind to collect from the Trust Account any monies that may be owed to them by FSAC for any reason whatsoever, including for a breach of this Agreement by FSAC or any negotiations, agreements or understandings with FSAC (whether in the past, present or future), and will not seek recourse against the Trust Account at any time for any reason whatsoever. The provisions contained in this paragraph shall remain in full force and effect and shall survive the termination of this Agreement.

        21.    Notices.    All notices, requests and other communications shall be in writing and sent or delivered to the addresses indicated on the signature page hereof.

        22.    Miscellaneous.    This Agreement shall be governed by and construed in accordance with the laws in the State of New York, without giving effect to the conflict of laws, rules or principles thereof.

  (a)
  No provision of this Agreement may be amended, modified or waived, except in a written document signed by both parties.

  (b)
  In the event that any claim of inconsistency between this Agreement and the terms of the Merger Agreement arise, as they may from time to time be amended, the terms of the Merger Agreement shall control, except with respect to your duties, liabilities and rights, including compensation and indemnification of you as Exchange Agent, which shall be controlled by the terms of this Agreement.

  (c)
  If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court of competent jurisdiction, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed binding and enforceable to the full extent permitted by applicable law.

  (d)
  This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective successors and assigns of the parties hereto.

  (e)
  This Agreement may not be assigned by either party without prior written consent of the other party.

  (f)
  You shall not be liable for any failure or delay arising out of conditions beyond your reasonable control, including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, storms, electrical, mechanical, computer or communications facilities failures, acts of God or similar occurrences.

        23.    Counterparts.    This Agreement may be executed in separate counterparts, each of which when executed and delivered shall be an original, but all of which shall together constitute but one and the same instrument.

[Signature Page Follows]

        Please acknowledge receipt of this Agreement and confirm the arrangements herein by signing and returning the enclosed copy to the Company, whereupon this Agreement and the terms and conditions herein provided shall constitute a binding agreement amongst us.

Very truly yours,
Agiliti, Inc.
By:
Name:
Title:
Address for notices:

Accepted and agreed to as of the date first above written:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Exchange Agent
By:
Name:
Title:
Telephone:
Address for Notices:

[Signature Page to Exchange Agent Agreement]

EXHIBIT A

AUTHORIZED PERSONS

Name	Title	Specimen Signature

EXHIBIT I

FORM OF TAX RECEIVABLE AGREEMENT
 by and among
AGILITI, INC.,
UHS HOLDCO, INC.,
and
IPC/UHS, L.P.,
as Stockholders' Representative
Dated as of [    •    ]

TAX RECEIVABLE AGREEMENT

        This TAX RECEIVABLE AGREEMENT (this "Agreement"), dated as of [    •    ] is hereby entered into by and among UHS Holdco, Inc., a Delaware corporation (the "Company"), Agiliti, Inc., a Delaware corporation, as guarantor hereunder ("PubCo"), IPC/UHS, L.P., solely in the capacity of the Stockholders' Representative (the "Stockholders' Representative"), and each of the successors and assigns thereto.

RECITALS

        WHEREAS, the Persons listed as stockholders and optionholders on Schedule A hereto (collectively, the "Sellers") are the record owners of the issued and outstanding Common Stock, Options and Restricted Stock Units of the Company as listed on Schedule A;

        WHEREAS, PubCo, Federal Street Acquisition Corp., a Delaware corporation ("Parent"), Umpire SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of PubCo ("Parent Merger Sub"), Umpire Equity Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of PubCo ("Company Equity Merger Sub"), Umpire Cash Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent Merger Sub ("Company Cash Merger Sub"), the Company, solely in their capacities as the Majority Stockholders, IPC/UHS, L.P. and IPC/UHS Co-Investment Partners, L.P., each a Delaware limited partnership, and the Stockholders' Representative entered into the Agreement and Plan of Merger, dated as of August 12, 2018 (the "Merger Agreement"; capitalized terms used and not otherwise defined herein are used as defined therein);

        WHEREAS, on the Closing Date, pursuant to the Merger Agreement, (a) Parent Merger Sub shall merge with and into Parent, with Parent surviving such merger (the "Parent Merger"), (b) immediately after the Parent Merger, Company Equity Merger Sub shall merge with and into the Company, with the Company surviving such merger ("Company Merger 1"), (c) immediately after Company Merger 1, Company Cash Merger Sub shall merge with and into the Company, with the Company surviving such merger ("Company Merger 2", and together with Company Merger 1, the "Company Mergers", and the Company Mergers collectively with the Parent Merger, the "Mergers"), and (d) PubCo shall contribute its Company stock to Parent (collectively with the Mergers, the "Transactions"), following which Parent will become a wholly-owned Subsidiary of PubCo, the Company will become a wholly-owned subsidiary of Parent, and PubCo will become a publicly traded company;

        WHEREAS, upon completion of the Transactions, PubCo, Parent, the Company, and Universal Hospital Services, Inc., a Delaware corporation and wholly-owned Subsidiary of the Company ("UHS Opco") and certain of the UHS Subsidiaries (together with the Company and UHS Opco, the "UHS Group") shall make an election to file a consolidated return and be treated as a consolidated group for U.S. federal income tax purposes, and may make similar elections under applicable state and local law, if available;

        WHEREAS, prior to and as a result of the Transactions, the UHS Group has generated NOLs (as defined herein) that the PubCo and its Subsidiaries may be entitled to utilize following the Closing;

        WHEREAS, this Agreement is intended to provide payments to the Stockholders' Representative for the benefit of the Sellers in an amount equal to eighty-five percent (85%) of the Realized Tax Benefit (as defined herein) from the utilization of the NOLs subject to the terms hereof;

        NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

        Section 1.1.    Definitions.    As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

        "Agreed Rate" means for any day, a rate per annum equal to the Prime Rate in effect on such date.

        "Agreement" is defined in the preamble.

        "Amended Schedule" is defined in Section 2.3(b).

        "Applicable Treasury Rate" means a rate equal to the yield to maturity, as of the date an Early Termination Notice is delivered, of United States Treasury securities with a constant maturity (the "Applicable Maturity") (as compiled and published in the most recent Federal Reserve Statistical Release H 15 (519)) equal to (a) if such Early Termination Notice is delivered prior to the fifth anniversary of the Closing Date, 10 years, (b) if such Early Termination Notice is delivered on or after the fifth anniversary of the Closing Date but prior to the fifteenth anniversary of the Closing Date, the number of years from the date such Early Termination Notice is delivered through the fifteenth anniversary of the Closing Date, or (c) if such Early Termination Notice is delivered on or after the fifteenth anniversary of the Closing Date, two years. If there are no United States Treasury securities with a constant maturity equal to the Applicable Maturity, the yield to maturity shall be interpolated from the United States Treasury securities with constant maturities that are most nearly longer than and shorter than the Applicable Maturity.

        "Business Day" has the meaning set forth in the Merger Agreement.

        "Change of Control" means any of the following to the extent occurring after the Closing:

              i.  a merger, reorganization, consolidation or similar form of business transaction directly involving PubCo unless, immediately following such transaction, more than fifty percent (50%) of the voting power of the then outstanding voting stock of PubCo resulting from consummation of such transaction (including, without limitation, any parent or ultimate parent of such Person that as a result of such transaction owns PubCo) is held, directly or indirectly, by the existing PubCo equity holders (determined immediately prior to such transaction and any related transactions) or one or more Affiliates;

             ii.  a transaction in which PubCo, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of PubCo's assets to Person other than a Person controlled by PubCo, with the term "control" for purposes of this clause (ii) meaning the possession, directly or indirectly, of the power to vote more than eighty percent (80%) of the securities having ordinary voting power for the election of directors (or comparable positions in the case of partnerships and limited liability companies);

            iii.  a transaction in which there is an acquisition of control of PubCo by a Person or group of Persons, with the term "control" for purposes of this clause (iii) meaning the possession, directly or indirectly, of the power to vote more than fifty percent (50%) of the securities having ordinary voting power for the election of directors (or comparable positions in the case of partnerships and limited liability companies); or

            iv.  the liquidation or dissolution of PubCo.

        "Code" means the United States Internal Revenue Code of 1986, as amended.

        "Company" is defined in the preamble.

        "Company Cash Merger Sub" is defined in the recitals.

        "Company Equity Merger Sub" is defined in the recitals.

        "Company Mergers" is defined in the recitals.

        "Company Merger 1" is defined in the recitals.

        "Company Merger 2" is defined in the recitals.

        "Deductible Expenses" means United States federal, state and local tax deductions available to the UHS Group (including any successor consolidated group, or any successor entities to the UHS Group, including, for the avoidance of doubt, Pubco and its Affiliates) attributable to (i) any and all deductible costs and expenses incurred by the UHS Group or by or on behalf of Sellers (to the extent such amounts are a liability of the UHS Group) as a direct result of the consummation of the Transactions contemplated by the Merger Agreement; (ii) all success-based fees of professionals (including investment bankers and other consultants and advisors) paid by or on behalf of any member of the UHS Group or any UHS Subsidiary in connection with the transactions contemplated by this Agreement (calculated taking into account any election made pursuant to Revenue Procedure 2011-29 for any fees to which it applies); (iii) the capitalized financing costs and expenses and any prepayment premium as a result of the satisfaction of Indebtedness in connection with the Closing; (iv) all sale, "stay-around," retention, change of control or similar bonuses or payments paid to current or former employees, directors or consultants of the UHS Group as a result of the Closing; (v) all payments made to holders of Cash Settled Options, Rollover Options or RSUs pursuant to Section 2.7 of the Merger Agreement; and (vi) the exercise or cancellation of each Rollover Option, limited to the excess of $10 over the exercise price of such Rollover Option, taken into account when a deduction is recognized for U.S. federal income tax purposes with respect to such Rollover Option; (vii) any Medicare taxes imposed with respect to any of the foregoing; and (viii) Incremental Debt Costs, in each case (except with respect to clause (vi) or the portion of clause (vii) that relates to clause (vi)), to the extent included in the calculation of Closing Company Transaction Expenses or Closing Indebtedness or otherwise paid by a member of the UHS Group prior to the Closing.

        "Default Rate" means Prime Rate plus 200 basis points.

        "Determination" has the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state and local tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.

        "Dispute" is defined in Section 6.8(a).

        "Divestiture" means the sale of the Company or any of its direct or indirect Subsidiaries, other than any such sale that is part of a Change of Control.

        "Divestiture Acceleration Payment" is defined in Section 4.4(c).

        "Early Termination Date" means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

        "Early Termination Effective Date" is defined in Section 4.3.

        "Early Termination Notice" is defined in Section 4.3.

        "Early Termination Schedule" is defined in Section 4.3.

        "Early Termination Payment" is defined in Section 4.4(b).

        "Early Termination Rate" means the Applicable Treasury Rate.

        "Expert" is defined in Section 6.9.

        "Hypothetical Tax Liability" means, with respect to any Taxable Year, the liability for Taxes of PubCo and its Subsidiaries using the same methods, elections, conventions and practices used on the relevant PubCo Group Return calculated without taking into account (i) the use of Tax Benefits, if any, (ii) the TRA Tax Benefits, (iii) any net operating losses generated by Parent prior to the Closing, and (iv) any net operating losses generated by PubCo and its Subsidiaries after the Closing Date, in each case as determined by PubCo pursuant to Section 2.1(b).

        "Interest Amount" is defined in Section 3.1(b).

        "IRS" means the United States Internal Revenue Service or any successor agency thereto.

        "Material Objection Notice" is defined in Section 4.3.

        "Mergers" is defined in the recitals.

        "Merger Agreement" is defined in the recitals.

        "Modified Tax Liability" means, with respect to any Taxable Year, the actual liability for Taxes of PubCo and its Subsidiaries for such Taxable Year, but excluding any deductions attributable to (i) any net operating losses generated by Parent prior to the Closing, (ii) any net operating losses generated by PubCo or its Subsidiaries after the Closing Date, in each case as determined by PubCo pursuant to Section 2.1(b).

        "Net Tax Benefit" is defined in Section 3.1(b).

        "New Tax Group" is defined in Section 6.11(a).

        "NOLs" means any United States federal, state and local deductions, net operating losses or net operating loss carryforwards (i) of any member of the UHS Group or any of the UHS Subsidiaries in existence as of the end of day on the Closing Date and (ii) without duplication, of PubCo and its Affiliates (including any members of the UHS Group) as a result of the incurrence or payment any Deductible Expenses.

        "Objection Notice" is defined in Section 2.2(a).

        "Parent" is defined in the preamble.

        "Parent Merger" is defined in the recitals.

        "Parent Merger Sub" is defined in the recitals.

        "Payment Date" means any date on which a payment is made pursuant to this Agreement.

        "Person" means any individual, corporation, partnership, joint venture, corporation, limited liability company, association, trust, unincorporated organization or other entity.

        "Prime Rate" means the highest prime rate of interest quoted from time to time by The Wall Street Journal, U.S. Edition, as the "base rate" on corporate loans at large money center commercial banks. The parties acknowledge that the "base rate" is not necessarily the lowest rate offered by such large money center commercial banks.

        "PubCo" is defined in the recitals.

        "PubCo Group Return" means the United States federal, state or local Tax Return, as applicable, of the affiliated or consolidated group of which PubCo is the parent, filed with respect to Taxes of any Taxable Year.

        "Realized Tax Benefit" means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability for such Taxable Year over the Modified Tax Liability of PubCo and its Subsidiaries for such Taxable Year. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

        "Reconciliation Dispute" is defined in Section 6.9.

        "Reconciliation Procedures" is defined in Section 2.2(a).

        "Schedule" means (i) a Tax Benefit Schedule, or (ii) the Early Termination Schedule.

        "Section 382 Ownership Change" means an "ownership change" in respect of the Company or any of its Subsidiaries for purposes of Section 382 of the Code, provided that a Section 382 Ownership Change shall not result from an "ownership change" that is substantially attributable to the Transactions.

        "Sellers" is defined in the recitals.

        "Stockholders' Representative" is defined in the preamble.

        "Tax Benefit Payment" is defined in Section 3.1(b).

        "Tax Benefit Schedule" is defined in Section 2.1(a).

        "Tax Benefits" means the NOLs.

        "Tax Return" means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

        "Taxable Year" means a taxable year as defined in Section 441(b) of the Code or a comparable section of state or local tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), ending on or after the Closing Date.

        "Taxes" means any and all United States federal, state and local taxes, assessments or similar charges that are based on or measured with respect to net income or profits, and any interest related to such Tax.

        "Taxing Authority" means any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising regulatory authority relating to Taxes.

        "TRA Tax Benefits" means (i) any interest imputed with respect to the Company's payment obligations under this Agreement under Sections 1272, 1274 or 483 (or other provision of the Code) and any similar provision of state and local tax law, (ii) any deductions with respect to compensatory payments made hereunder with respect to the Cash Settled Options, Rollover Options and RSUs, and (iii) any other deductions available to PubCo and its Subsidiaries attributable to the Company's payment obligations under this Agreement.

        "Transactions" is defined in the recitals.

        "Transferred NOLs" means, in the event of a Divestiture, the NOLs attributable to the Company or its Subsidiaries sold in a Divestiture to the extent such NOLs are transferred as part of such Divestiture under applicable Tax law (disregarding any limitation on the use of such NOLs as a result of the Divestiture) and do not remain under the applicable tax law as a Tax asset of PubCo or any of its Subsidiaries (other than the entity sold in such Divestiture).

        "Treasury Regulations" means the final and temporary regulations promulgated under the Code.

        "UHS Group" is defined in the recitals.

        "UHS Opco" is defined in the recitals.

        "UHS Subsidiaries" means any Person of which the Company or UHS Opco owns directly or indirectly through control of the outstanding capital stock (or other equity interests) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body.

        "Valuation Assumptions" means, as of an Early Termination Date, the assumptions that (a) PubCo and its Subsidiaries will have taxable income for the Taxable Year in which such date occurs sufficient to fully utilize the deduction attributable to any unutilized Tax Benefits and TRA Tax Benefits; (b) the United States federal, state and local income tax rates that will be in effect for any Taxable Year beginning after such Early Termination Date will be those specified for such Taxable Year by the Code and other law as in effect on such Early Termination Date; (c) the utilization of the NOLs for each such Taxable Year or future Taxable Year, as applicable, will be determined based on the Tax laws in effect on such Early Termination Date; and (d) any Rollover Options that have not been exercised on or before such Early Termination Date will be treated as exercised at the end of the day on such Early Termination Date; provided, that the amount of TRA Tax Benefits shall be determined by assuming that PubCo and its Subsidiaries will make payments pursuant to Section 3.1(a) on the date that is sixty-five (65) calendar days after the due date (including extensions) of PubCo's United States federal consolidated income Tax Return.

ARTICLE II

DETERMINATION OF REALIZED TAX BENEFIT

        Section 2.1.    Tax Benefit Schedule.

          (a)    Tax Benefit Schedule.    Within sixty (60) calendar days after the filing of the United States federal income tax return of PubCo for any Taxable Year, but in no event later than September 30, 2023 for the Taxable Year ending in 2022, the Company shall provide to the Stockholders' Representative a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit for such Taxable Year (a "Tax Benefit Schedule"). The Tax Benefit Schedule will become final as provided in Section 2.2(a) and may be amended as provided in Section 2.2(b)).

          (b)    Applicable Principles.    The Realized Tax Benefit for each Taxable Year is intended to measure the decrease in the modified liability for Taxes of PubCo and its Subsidiaries for such Taxable Year attributable to the Tax Benefits and the TRA Tax Benefits. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. For the purposes of calculating the Realized Tax Benefit, the liability for Taxes in a Taxable Year shall be calculated as if the UHS Group's NOLs are utilized prior to (i) any net operating losses generated by Parent prior to the Closing, (ii) any net operating losses generated by PubCo and its Subsidiaries on the Closing Date, and (iii) any net operating losses generated by the PubCo and its Subsidiaries at any time following the Closing, in each case as determined by PubCo, and the Company may use reasonable estimation methodologies for calculating the portion of the Realized Tax Benefit attributable to U.S. state or local Taxes. For the avoidance of doubt, the liability for Taxes will take into account (x) the deduction of the portion of the Tax Benefit Payment that must be accounted for as interest under the Code based upon the characterization of Tax Benefit Payments as additional consideration payable by the Company as consideration in Company Merger 2, and (y) any payments made pursuant to this Agreement in respect of Cash Settled Options, Rollover Options or RSUs shall be treated as compensatory payments for services and shall be deductible as such by PubCo and its Subsidiaries, as applicable. In the event of a Section 382 Ownership Change following the date hereof, all amounts payable under this Agreement, including any Tax Benefit Payments, shall, under all circumstances, continue to be calculated in all respects as if such Section 382 Ownership Change had not occurred. Carryovers or carrybacks of any NOL or other Tax item shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of applicable law governing the use, limitation and expiration of carryovers or carrybacks of the relevant type; provided that all amounts payable under this Agreement, including any Tax Benefit Payments, shall, under all circumstances, continue to be calculated in all regards as if the NOLs have not expired.

        Section 2.2.    Procedures, Amendments.

          (a)    Procedure.    Each time the Company delivers to the Stockholders' Representative an applicable Schedule pursuant to this Agreement, including any Amended Schedule delivered pursuant to Section 2.2(b), but excluding any Early Termination Schedule or amended Early Termination Schedule, the Company shall also (x) deliver to the Stockholders' Representative schedules, workpapers, and a reasonably detailed calculation by the Company of the Hypothetical Tax Liability, the Modified Tax Liability and the Realized Tax Benefit and (y) allow the Stockholders' Representative reasonable access during normal business hours at no cost to the appropriate representatives at the Company or any relevant Subsidiary of PubCo, as appropriate, as requested by the Stockholders' Representative in connection with a review of such Schedule. Without limiting the application of the preceding sentence, upon the reasonable request of the Stockholders' Representative, the Company shall deliver to the Stockholders' Representative any other relevant work papers and the final PubCo Group Return for the applicable Taxable Year. An applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days from the date upon which the Stockholders' Representative has received the applicable Schedule or amendment thereto unless the Stockholders' Representative (i) within thirty (30) calendar days after receiving an applicable Schedule or amendment thereto, provides the Company with notice of a material objection to such Schedule (an "Objection Notice") made in good faith or (ii) provides a written waiver of such right of any Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver is received by the Company. If the parties, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after receipt by the Company of an Objection Notice, the Company and the Stockholders' Representative shall employ the reconciliation procedures as described in Section 6.9 (the "Reconciliation Procedures").

          (b)    Amended Schedule.    The applicable Schedule for any Taxable Year may be amended from time to time by the Company (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in the Schedule, (iii) to comply with the Expert's determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit for such Taxable Year attributable to a carryback or carryforward of a Tax item to such Taxable Year, or (v) to reflect a change in the Realized Tax Benefit for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year (any such Schedule, an "Amended Schedule").

 ARTICLE III

TAX BENEFIT PAYMENTS

        Section 3.1.    Payments.

          (a)    Payments.    Within five (5) calendar days after a Tax Benefit Schedule delivered to the Stockholders' Representative becomes final in accordance with Section 2.2(a), the Company shall pay to the Sellers in accordance with their Pro Rata Percentages (as defined in the Merger Agreement) the Tax Benefit Payment for such Taxable Year as determined pursuant to Section 3.1(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by the Sellers to the Company for payment of the cash portion of the Merger Consideration or such other account as such Seller may specify in writing to the Company and the Stockholder Representative.. Notwithstanding the payment procedures above, compensatory payments in respect of any of the Cash Settled Options, Rollover Options or RSUs of the Sellers shall be paid through the Company's payroll procedures. Notwithstanding anything to the contrary in this Agreement, Tax Benefit Payments paid on or before the fifth anniversary of the Closing Date in respect of any of the Cash Settled Options, Rollover Options or RSUs of the Sellers are intended to qualify as "transaction-based compensation" under Treasury Regulation Section 1.409A-3(i)(5)(iv)(A). Notwithstanding anything to the contrary in this Agreement, Tax Benefit Payments due to the Sellers after the fifth anniversary of the Closing Date in respect of any of the Cash Settled Options, Rollover Options or RSUs of the Sellers shall be paid to a Seller only if either (i) such Seller is employed by the Company on the first day of the calendar year following the Taxable Year for which the Realized Tax Benefit was calculated with respect to such Tax Benefit Payment or (ii) the Company has aggregate revenue of at least $300,000,000 (equitably adjusted downward for any corporate divestitures, spin-offs or similar transactions) for the first two quarters of the Taxable Year following the Taxable Year for which the Realized Tax Benefit was calculated with respect to such Tax Benefit Payment.

          (b)    Tax Benefit Payments; Net Tax Benefit; Interest Amount.    A "Tax Benefit Payment" for a Taxable Year means an amount, not less than zero, equal to the sum of the Net Tax Benefit and the Interest Amount for such Taxable Year. Exhibit A attached hereto sets forth the Company's good faith estimate of applicable NOLs and Deductible Expenses as of the Closing Date. The "Net Tax Benefit" for a Taxable Year shall be an amount equal to the excess, if any, of 85% of the total of:

              (i)  the Realized Tax Benefit as of the end of such Taxable Year, plus

             (ii)  the amount of the excess, if any, of the Realized Tax Benefit reflected on an Amended Tax Benefit Schedule for a previous Taxable Year over the Realized Tax Benefit reflected on the Tax Benefit Schedule for such previous Taxable Year, minus

            (iii)  the amount of the excess, if any, of the Realized Tax Benefit reflected on a Tax Benefit Schedule for a previous Taxable Year over the Realized Tax Benefit reflected on the Amended Tax Benefit Schedule for such previous Taxable Year;

provided, however, that to the extent the amounts described in Section 3.1(b)(ii) and Section 3.1(b)(iii) were taken into account in determining any Tax Benefit Payment in a preceding Taxable Year, such amounts shall not be taken into account in determining a Tax Benefit Payment attributable to any other Taxable Year; provided, however, that to the extent that an amount described in Section 3.1(b)(iii) does not actually reduce the Tax Benefit Payment for a Taxable Year because the Tax Benefit Payment cannot be less than zero, such amount shall be carried forward and applied to future Tax Benefit Payments. The "Interest Amount" shall equal the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing the PubCo Group Return with respect to

Taxes for such Taxable Year until the Payment Date. Notwithstanding the foregoing, for each Taxable Year ending on or after the date of a Change of Control, all Tax Benefit Payments shall be calculated by utilizing the Valuation Assumptions substituting the terms "the closing date of a Change of Control" for an "Early Termination Date" in the definition thereof.

        Section 3.2.    Late Payments.    The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the Sellers when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment or Early Termination Payment was properly due and payable.

        Section 3.3.    Guarantee.    PubCo hereby guarantees, as a primary obligor and not as a surety to the Sellers or the Stockholders' Representative and their respective permitted successors and assigns, the prompt payment in full when due, any amount outstanding under, or the timely performance of, all of the Company's obligations under this Agreement. PubCo hereby agrees that, if the Company fails to pay in full when due any amount outstanding under any of the Company's obligations hereunder, PubCo shall promptly pay the same in cash, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Company's obligations hereunder, the same will be promptly paid in full when due in accordance with the terms of such extension or renewal. The obligations of PubCo under this Section 3.3 shall constitute a guaranty of payment and to the fullest extent permitted by applicable law, are absolute, irrevocable and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of the Company's obligations hereunder or any other agreement or instrument referred to herein or therein, and, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or PubCo (except for payment in full). The guarantee in this Section 3.3 is a continuing guarantee of payment and shall apply to all obligations of the Company hereunder whenever arising. PubCo hereby agrees that, until the payment in full in cash and satisfaction in full of all of the amount outstanding under, or the timely performance of, all of the Company's obligations hereunder and the expiration and termination of this Agreement, it shall subordinate any claim and shall not exercise any right or remedy, direct or indirect, arising by reason of any performance by it of its guarantee in this Section 3.3, whether by subrogation or otherwise, against the Sellers or the Stockholders' Representative.

ARTICLE IV

TERMINATION

        Section 4.1.    Termination Generally.    This Agreement shall terminate on the date on which all required Tax Benefit Payments have been made under this Agreement.

        Section 4.2.    Early Termination and Breach of Agreement.

          (a)   With the written approval of a majority of the board of directors of PubCo, the Company may terminate this Agreement with respect to all amounts payable to the Sellers at any time by causing the Company to pay to the Sellers their Pro Rata Percentage (as defined in the Merger Agreement) of the Early Termination Payment; provided, however, that this Agreement shall terminate only upon the receipt of the entire Early Termination Payment by the Sellers. Upon payment of the Early Termination Payment by the Company, the Company shall not have any further payment obligations under this Agreement, other than for any (i) Tax Benefit Payment agreed to by the Company and the Stockholders' Representative as due and payable but unpaid as of the Early Termination Notice and (ii) Tax Benefit Payment due for the Taxable Year ending with or including the date of the Early Termination Notice (except to the extent that the amount described in clause (i) or (ii) is included in the Early Termination Payment).

          (b)   In the event of a Change of Control, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the effective date of such Change of Control and shall include, but not be limited to, (i) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on such date, (ii) any Tax Benefit Payment agreed to by the Company and the Stockholders' Representative as due and payable but unpaid as of the date of the deemed Early Termination Notice, and (iii) any Tax Benefit Payment due for the Taxable Year ending with or including the date of the deemed Early Termination Notice (except to the extent that the amount described in clause (ii) or (iii) is included in the Early Termination Payment).

          (c)   In the event that (x) the Company breaches any of its material obligations under this Agreement, whether as a result of failure of the Company to make any payment when due or failure to honor any other material obligation required hereunder or (y) a case is commenced under the Bankruptcy Code against PubCo, Parent or the Company and is not dismissed in sixty (60) days, then, in the case of clause (x) upon notice from the Company and in the case of clause (y) automatically, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such event and shall include, but not be limited to, (i) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of such event, (ii) any Tax Benefit Payment agreed to by the Company and the Stockholders' Representative as due and payable but unpaid as of the date of such event, and (iii) any Tax Benefit Payment due for the Taxable Year ending with or including the date of such event (except to the extent that the amount described in clause (ii) or (iii) is included in the Early Termination Payment). Notwithstanding the foregoing, in the event that the Company breaches this Agreement, the Stockholders' Representative shall be entitled to elect for the Sellers to receive the amounts set forth in clauses (i), (ii) and (iii) above, or to seek specific performance of the terms hereof from the Company (or PubCo as guarantor). The parties agree that the failure of the Company to make any payment due pursuant to this Agreement within three (3) months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement, and that it will not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement until three (3) months of the date such payment is due.

          (d)   In the event of a Divestiture, the Company shall pay to the Sellers the Divestiture Acceleration Payment in respect of such Divestiture, which shall be calculated using the Valuation Assumptions.

        Section 4.3.    Early Termination Notice.    In the event of a Change of Control, Divestiture, or if the Company chooses to exercise its right of early termination under Section 4.2 above, the Company shall deliver to the Stockholders' Representative notice of such intention to exercise such right ("Early Termination Notice") and a schedule (the "Early Termination Schedule") specifying the Company's intention to exercise such right and showing in reasonable detail the calculation of the Early Termination Payment. The Early Termination Schedule shall become final and binding on all parties thirty (30) calendar days from the first date on which the Stockholders' Representative has received such Schedule or amendment thereto unless the Stockholders' Representative (i) within thirty (30) calendar days after receiving the Early Termination Schedule, provides the Company with notice of a material objection to such Schedule made in good faith ("Material Objection Notice") or (ii) provides a written waiver of such right of a Material Objection Notice within the period described in clause (i) above, in which case such Schedule becomes binding on the date the waiver is received by the Company (the "Early Termination Effective Date"). If the parties, for any reason, are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days after receipt by the Company of the Material Objection Notice, the Stockholders' Representative and the Company shall employ the Reconciliation Procedures.

        Section 4.4.    Payment upon Early Termination ..

          (a)   Within three (3) calendar days after the Early Termination Effective Date, the Company shall pay to the Sellers an amount equal to the Early Termination Payment. Such payment shall be made by wire transfer of immediately available funds in the manner described in Section 3.1.

          (b)   "Early Termination Payment" shall equal the present value, discounted at the Early Termination Rate as of the Early Termination Effective Date, of all Tax Benefit Payments that would be required to be paid by the Company to the Sellers beginning from the Early Termination Date and applying the Valuation Assumptions; provided, however, that in the event of a Change of Control, the Early Termination Payment shall be calculated without giving effect to any limitation on the use of the NOLs resulting from the Change of Control.

          (c)   A "Divestiture Acceleration Payment" as of the date of any Divestiture shall equal the present value (discounted at the Early Termination Rate as of such date) of the Tax Benefit Payments resulting solely from the Transferred NOLs that would be required to be paid by the Company to the Sellers beginning from the date of such Divestiture assuming the Valuation Assumptions are applied, provided that the Divestiture Acceleration Payment shall be calculated without giving effect to any limitation on the use of the Transferred NOLs arising from the Divestiture.

ARTICLE V

TAX MATTERS; CONSISTENCY; COOPERATION

        Section 5.1.    Participation in Tax Matters.    Except as otherwise provided herein and in Section 5.9 of the Merger Agreement, PubCo shall have full responsibility for, and sole discretion over, all Tax matters concerning PubCo and its Subsidiaries, including, without limitation, the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. PubCo shall act in good faith with respect to the foregoing and will not take any action, or authorize or permit any of its affiliates or representatives to take any action, that materially reduces the amount of any Tax Benefit Payment or delays the timing of any Tax Benefit Payment, including making any material change in accounting policies or practices (except for any such change required by GAAP or by applicable law). Notwithstanding the foregoing, PubCo shall notify the Stockholders' Representative of, and keep the Stockholders' Representative reasonably informed with respect to, the portion of any audit of PubCo or any of its Subsidiaries by a Taxing Authority the outcome of which is reasonably expected to affect the rights and obligations of the Company, the Stockholders' Representative or the Sellers under this Agreement, and shall provide the Stockholders' Representative with a reasonable opportunity to provide information and other input to PubCo and its advisors concerning the conduct of any such portion of such audit.

        Section 5.2.    Consistency.    PubCo, the Company, the Stockholders' Representative and the Sellers agree to report and cause to be reported for all purposes, including federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including, without limitation, each Tax Benefit Payment) in a manner consistent with that specified in any Schedule required to be provided by or on behalf of the Company under this Agreement, unless otherwise required by law.

        Section 5.3.    Deduction of Deductible Expenses.    PubCo shall deduct, or shall cause the appropriate Subsidiary of PubCo to deduct, any applicable Deductible Expenses to the fullest extent allowed by law in the earliest Taxable Year that such Deductible Expenses are permitted to be deducted; provided that PubCo or the applicable Subsidiary shall not be required to deduct any amount in any Taxable Year that is not "more likely than not" deductible in such Taxable Year.

ARTICLE VI

MISCELLANEOUS

        Section 6.1.    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received on the date of delivery if delivered personally or via email or on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

        If to PubCo or the Company, to:

Universal Hospital Services, Inc. 6625 West 78th Street, Suite 36 Minneapolis, Minnesota 55439
Attention:	Thomas Leonard, Chief Executive Officer
E-mail:	tomleonard@uhs.com

        and

c/o Federal Street Acquisition Corp. 100 Federal Street, 35th Floor Boston, MA 02110
Attention:	Shari H. Wolkon, General Counsel
E-mail:	swolkon@thl.com

        With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654
Attention:	Jon A. Ballis, P.C. Richard J. Campbell, P.C. Carol Anne Huff Christopher R. Elder
E-mail:	jon.ballis@kirkland.com richard.campbell@kirkland.com carolanne.huff@kirkland.com christopher.elder@kirkland.com

        If to the Stockholders' Representative, to:

c/o Irving Place Capital 745 Fifth Avenue, 7th Floor New York, New York 10153
Attention:	Keith Zadourian
E-mail:	kzadourian@irvingplacecapital.com

        With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153
Attention:	Harvey Eisenberg Mark Schwed
Email:	Harvey.Eisenberg@weil.com Mark.Schwed@weil.com

        Any party may change its address or email address by giving the other party written notice of its new address or email address in the manner set forth above.

        Section 6.2.    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile or PDF transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

        Section 6.3.    Entire Agreement; No Third Party Beneficiaries.    This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

        Section 6.4.    Governing Law.

          (a)   This Agreement, and all claims or causes of action (whether in contract, tort or statute) or matters (including matters of validity, construction, effect, performance and remedies) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and enforced in accordance with, the internal substantive and procedural laws of the State of New York, including its statutes of limitations (without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction and regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof).

          (b)   Each party hereby and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees that any Dispute shall be resolved in accordance with the provisions of this Agreement, including Section 6.8 and Section 6.9, and if legal action is permitted to be brought in a court of law, shall be brought only to the exclusive jurisdiction of the courts of the State of New York in the City of New York or the federal courts located in the City of New York, and each party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Dispute that is filed in accordance with this Section 6.4 is pending before a court, all actions, suits or proceedings with respect to such Dispute or any other Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such courts. Each party and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Dispute, that (a) such Party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party's property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 6.3 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES AND ANY PERSON

  ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

        Section 6.5.    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

        Section 6.6.    Successors; Assignment; Amendments; Waivers.

          (a)   Each of the Sellers may assign any of its rights under this Agreement to any Person as long as such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to the Company, agreeing to become a Seller for all purposes of this Agreement, except as otherwise provided in such joinder.

          (b)   The Stockholders' Representative may assign its rights under this Agreement in its sole discretion to any Person as long as such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to the Company, agreeing to become the Stockholders' Representative for all purposes of this Agreement, except as otherwise provided in such joinder. Each Seller agrees to that such transferee shall, with respect to this Agreement, be subject to all of the rights and obligations of the Stockholder' Representative set forth in Section 9.14 of the Merger Agreement.

          (c)   No provision of this Agreement may be amended unless such amendment is approved in writing by both the Company and the Stockholders' Representative. No provision of this Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective.

          (d)   All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto, including the Sellers, and their respective successors, assigns, heirs, executors, administrators and legal representatives. PubCo and the Company shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of PubCo or the Company, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that PubCo and/or the Company (as applicable) would be required to perform if no such succession had taken place.

        Section 6.7.    Titles and Subtitles.    The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

        Section 6.8.    Resolution of Disputes.    Except to the extent provided in Section 6.9, to the fullest extent permitted by Law and subject to the provisions of this Section 6.8, the parties hereto agree that any dispute, controversy or claim arising out of or relating to this Agreement, including the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement and the validity, scope and enforceability of this arbitration provision (whether based on contract, tort, statute or other legal or equitable theory) (a "Dispute"), shall be resolved in binding arbitration in accordance with the following provisions:

          (a)   Such Dispute shall be resolved by binding arbitration administered by JAMS in accordance with the provisions of JAMS' Comprehensive Arbitration Rules and Procedures as in effect at the time of the arbitration.

          (b)   Such arbitration shall be conducted by a tribunal consisting of three (3) arbitrators, with one neutral arbitrator to be appointed by each party within 15 days after commencement of the arbitration and the third neutral arbitrator to be appointed within 30 days of the commencement of the arbitration by the two (2) arbitrators so appointed. If a party fails to appoint an arbitrator within the allotted time, then JAMS shall appoint such arbitrator, and if the two arbitrators do not agree upon the third arbitrator within the allotted time, the third arbitrator shall be appointed by JAMS in accordance with its rules. All arbitrators shall serve as neutral, independent, and impartial arbitrators. The arbitrators shall be lawyers admitted to the practice of law in the State of New York.

          (c)   Such arbitration shall be held in the Borough of Manhattan, City of New York, State of New York, or such other location to which the parties hereto may agree, and shall be in the English language.

          (d)   Except as required by Law, the parties and the arbitrators shall maintain the confidential nature of the arbitration proceeding (including without limitation the existence of the proceeding, the pleadings, and any information exchange in discovery, the hearing, and the award), except as may be necessary to prepare for or conduct the arbitration, or except as may be necessary in connection with a court application for a preliminary remedy, a judicial challenge to an Award or its enforcement, except that to the extent necessary a party may disclose the existence of the arbitration and the pleadings to a party's legal or financial or tax advisors or as required by any of its organizational documents or agreements with respect to indebtedness; provided that each recipient has consented to keep the material confidential in accordance with applicable Law and professional norms. A party may request the arbitrators to order additional confidentiality protection with regard to particular information or types of information. Any court proceedings relating to the arbitration, including, without limiting the generality of the foregoing, any proceeding for provisional relief (including temporary restraining orders, temporary protective orders, and preliminary injunctive relief) pending arbitration or in aid of arbitration or both or any proceeding seeking to enforce, confirm, modify or vacate an arbitration award, shall be filed under seal with the court, to the extent permitted by Law.

          (e)   The arbitrators may grant any legal or equitable remedy that would otherwise be available from a court of competent jurisdiction under applicable Law, including specific performance or injunctive relief; provided, however, that before the arbitration panel is selected as provided in this Agreement, provisional relief, including temporary restraining orders, temporary protective orders, and preliminary injunctive relief, pending arbitration or in aid of arbitration or both shall be available solely from the federal and state courts of the State of New York as provided in Section 12.8 or pursuant to the JAMS Emergency Relief Procedures.

          (f)    Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof and enforcement of the award may be sought in any manner permitted by applicable Law.

          (g)   Expenses, attorneys' fees and costs incurred in such binding arbitration shall be the obligation of and paid by the party incurring such fees and expenses. The parties shall share equally all expenses of JAMS (including those of the arbitrators) incurred in connection with any arbitration.

          (h)   If JAMS is unable or unwilling to commence arbitration with regard to any such Dispute within thirty (30) calendar days after the parties have met the requirements for commencement as set forth in Rule 5 of the JAMS Comprehensive Arbitration Rules and Procedures, then the Dispute shall be resolved by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the "AAA") then in effect. Any such arbitration shall be subject to the provisions of subparagraphs (b) through (g) above (as if the AAA were JAMS). If the AAA is unable or unwilling to commence such arbitration within thirty (30) calendar days after the parties have met the requirements for such commencement set forth in the aforementioned rules, then either party may seek resolution of such Dispute through litigation in accordance with Section 6.4 hereof.

        Section 6.9.    Reconciliation.    In the event that the Company and Stockholders' Representative are unable to resolve a disagreement with respect to the matters governed by Section 2.1, Section 2.2, Section 3.1, Section 4.3 or Section 4.4 within the relevant period designated in this Agreement ("Reconciliation Dispute"), the Reconciliation Dispute shall be submitted for determination to a partner or principal in a nationally recognized accounting or law firm (the "Expert") in the particular area of disagreement mutually acceptable to both parties. Unless the Company and the Stockholders' Representative agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with PubCo, Parent, the Company, the Stockholders' Representative or other actual or potential conflict of interest. The Expert shall resolve any matter relating to the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. For the avoidance of doubt, the Expert shall determine only those matters that are in a Reconciliation Dispute and the Expert's determination will be based upon and consistent with the terms and conditions of this Agreement. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid as prescribed by this Agreement and such Tax Return may be filed as prepared by the Company, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Company except as provided in the next sentence. The Company and the Stockholders' Representative shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the Stockholders' Representative's position, in which case the Company shall reimburse the Stockholders' Representative for any reasonable out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts the Company's position, in which case the Stockholders' Representative shall reimburse the Company for any reasonable out-of-pocket costs and expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 6.9 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 6.9 shall be binding on the Company and the Stockholders' Representative and may be entered and enforced in any court having competent jurisdiction. The determination by the Expert will be based solely on presentations with respect to such disputed items by the Company and in deciding any matter, the Expert (i) will be bound by the provisions of this

Section 6.9, and (ii) may not assign a value to any item greater than the greatest value for such item claimed by either the Company or the Stockholders' Representative or less than the smallest value for such item claimed by the Company or the Stockholders' Representative.

        Section 6.10.    Withholding.    Notwithstanding any other provision of this Agreement, the Company or its withholding agent shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as the Company is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign tax law. Compensatory payments in respect of any of the Cash Settled Options, Rollover Options or RSUs of the Sellers shall be paid through the Company's payroll procedures and subject to applicable employment taxes. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Stockholders' Representative for the benefit of the Sellers.

        Section 6.11.    Consolidated Group Matters; Transfers of Corporate Assets.

          (a)   If PubCo, Parent or the Company becomes a member of an affiliated or consolidated group of corporations (other than the current affiliated or consolidated group of which PubCo is the parent) that files a consolidated income tax return pursuant to Sections 1501 et seq. of the Code (the "New Tax Group"): (i) the provisions of this Agreement relating to Parent, PubCo, the Company or the existing Tax Group shall be applied with respect to the New Tax Group as a whole; (ii) Tax Benefit Payments shall be computed with reference to the consolidated taxable income of the New Tax Group as a whole; and (iii) any net operating losses of the New Tax Group shall not be included when calculating Modified Tax Liability and Hypothetical Tax Liability under this Agreement. Notwithstanding anything herein, if PubCo, Parent or the Company become a member of a New Tax Group as a result of a Change of Control, the provisions of Articles III and IV shall control.

          (b)   If any Person the income of which is included in the income of PubCo and its Subsidiaries (or New Tax Group, as applicable) transfers one or more assets to a corporation (or any Person treated as such for Tax purposes) with which such entity does not file a consolidated tax return pursuant to Section 1501 of the Code, for purposes of calculating the amount of any Tax Benefit Payment (e.g., calculating the gross income of the Company's affiliated or consolidated group and determining the Realized Tax Benefit) due hereunder, such Person shall be treated as having disposed of such asset in a fully taxable transaction on the date of such transfer. For purposes of this Section 6.11(b), the consideration deemed to be received by such entity shall be equal to the fair market value of the transferred asset.

        Section 6.12.    Actions of the Stockholders' Representative.    For the purposes of this Agreement, any decision, act, consent or instruction of the Stockholders' Representative shall constitute a decision of all Sellers and shall be final, binding and conclusive upon each Seller, and the Company may rely upon any decision, act, consent or instruction of the Stockholders' Representative as being the decision, act, consent or instruction of each Seller. Section 9.14 (Stockholders' Representative) of the Merger Agreement applies to this Agreement mutatis mutandis.

[Remainder of page intentionally left blank.]

        IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

Agiliti, Inc.
By:
Name:
Title:
UHS Holdco, Inc.
By:
Name:
Title:
IPC/UHS, L.P., as Stockholders' Representative
By:
Name:
Title:

EXHIBIT J

FORM OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AGILITI, INC.

[    •    ], 2018

        Agiliti, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY AS FOLLOWS:

          1.     The name of the Corporation is "Agiliti, Inc." The original certificate of incorporation of the corporation was filed with the Secretary of State of the State of Delaware on August 1, 2018 (the "Original Certificate").

          2.     This Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate"), which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").

          3.     The text of the Original Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I
NAME

        The name of the corporation is Agiliti, Inc.

ARTICLE II
PURPOSE

        The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE III
REGISTERED AGENT

        The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation's registered agent at such address is Corporation Service Company.

ARTICLE IV
CAPITALIZATION

        Section 4.1    Authorized Capital Stock.    The total number of shares of all classes of capital stock which the Corporation is authorized to issue is [400] million shares consisting of:

          (a)   [350] million shares of common stock, par value $0.0001 per share (the "Common Stock"), and

          (b)   [50] million shares of preferred stock, par value $0.0001 per share (the "Preferred Stock").

        The Preferred Stock and the Common Stock shall have the designations, rights, powers and preferences and the qualifications, restrictions and limitations thereof, if any, set forth below.

        Section 4.2    Preferred Stock.    The Board of Directors of the Corporation (the "Board") is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a "Preferred Stock Designation") filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

        Section 4.3    Common Stock.

          (a)   The Board is hereby expressly authorized to provide for the issuance of shares of Common Stock from time to time. Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.

          (b)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), holders of shares of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

          (c)   Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

          (d)   Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

        Section 4.4    Rights and Options.    The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

 ARTICLE V
BOARD OF DIRECTORS

        Section 5.1    Board Powers.    The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Certificate or the Bylaws of the Corporation ("Bylaws"), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate, and any Bylaws adopted by the stockholders; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

        Section 5.2    Number, Election and Term.

          (a)   The initial number of directors shall be eleven, and except as set forth in the Director Nomination Agreements, dated as of [    •    ], 2018 (as each may be amended, restated, supplemented and/or otherwise modified from time to time, the "Director Nomination Agreements"), by and between the Corporation and each of THL Agiliti LLC ("THL Agiliti"), and IPC/UHS, L.P. and IPC/UHS Co-Investment Partners, L.P. (collectively, "IPC"), the number of directors of the Corporation shall be fixed from time to time exclusively by resolution of the Board.

          (b)   Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate; the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate; and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. Directors shall be elected by a plurality of the votes cast at an annual meeting of stockholders by holders of the Common Stock. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Amended and Restated Certificate (and therefore such classification) becomes effective in accordance with the DGCL and the Director Nomination Agreements.

          (c)   Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director's earlier death, resignation, retirement, disqualification or removal.

          (d)   Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.

        Section 5.3    Newly Created Directorships and Vacancies.    Subject to Section 5.5 hereof and except as otherwise set forth in the Director Nomination Agreements, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director's earlier death, resignation, retirement, disqualification or removal.

        Section 5.4    Removal.    Subject to Section 5.5 hereof and except as otherwise set forth in the Director Nomination Agreements, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

        Section 5.5    Preferred Stock—Directors.    Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

ARTICLE VI
BYLAWS

        In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE VII
MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

        Section 7.1    Meetings.    Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the President of the Corporation, the Chief Executive Officer of the Corporation or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by another person or persons.

        Section 7.2    Advance Notice.    Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

        Section 7.3    Action by Written Consent.    Except as may be otherwise provided for or fixed pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation)

relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION

        Section 8.1    Limitation of Director Liability.    A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless they violated their duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

        Section 8.2    Indemnification and Advancement of Expenses.

          (a)   To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

          (b)   The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

          (c)   Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

          (d)   This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees. Persons who are not covered by the foregoing provisions of this Section 8.2 and who are or were employees or agents of the Corporation, or who are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board.

          (e)   Notwithstanding that an indemnitee may have certain rights to indemnification and/or advancement of expenses provided by other persons (collectively, the "Other Indemnitors"), with respect to the rights to indemnification and/or advancement of expenses set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to such indemnitee are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such indemnitee are secondary); and (ii) shall be required to advance the full amount of expenses incurred by such indemnitee and shall be liable for the full amount of all liabilities, without regard to any rights such indemnitee may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of an indemnitee with respect to any claim for which such indemnitee has sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such indemnitee against the Corporation.

          (f)    For purposes of this Section 8.2, references to the "Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Section 8.2 with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

 ARTICLE IX
CORPORATE OPPORTUNITY

        Section 9.1    Corporate Opportunity.

          (a)   The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Amended and Restated Certificate or in the future. In addition to the foregoing, (i) the Corporation shall renounce its interest in any corporate opportunity offered to any director or officer and (ii) the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Corporation unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue.

          (b)   Without limiting the foregoing, none of the directors, officers, employees or representatives of IPC or THL Agiliti (each an "Exempted Person") nor their respective affiliates shall have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation and no Exempted Person nor their respective affiliates (except as provided in the second sentence of paragraph (a) above) shall be liable to the Corporation or its stockholders for breach of any fiduciary duty solely by reason of any such activities of such Exempted Person or any of their respective affiliates. In the event that an Exempted Person or any of their respective affiliates acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and the Corporation, no Exempted Person nor any of their respective affiliates shall have any duty to communicate or offer such corporate opportunity to the Corporation and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder of the Corporation solely by reason of the fact that an Exempted Person or any of their respective affiliates pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Corporation.

          (c)   In addition to and notwithstanding the foregoing provisions of this Article IX, a corporate opportunity shall not be deemed to belong to the Corporation if it is a business opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation's business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy.

          (d)   Except as provided in the second sentence of paragraph (a) above, if a director or officer of the Corporation who is also a director, officer, employee or representative of an Exempted Person or any of their respective affiliates acquires knowledge of a potential transaction or matter which may be a corporate opportunity, the Corporation shall have no interest in such corporate opportunity and no expectancy that such corporate opportunity be offered to it, any such interest or expectancy being hereby renounced, so that such person shall have no duty to present such corporate opportunity to the Corporation and shall have the right to hold and exploit any such corporate opportunity for its (and its officers', employees', directors', agents', stockholders', members', partners', affiliates' or subsidiaries') own account or to direct, sell, assign or transfer such corporate opportunity to persons other than the Corporation. Such person shall not breach any fiduciary duty to the Corporation or to its stockholders by reason of the fact that such person does not present such corporate opportunity to the Corporation or pursues, acquires or exploits such corporate opportunity for itself or directs, sells, assigns or transfers such corporate opportunity to another person.

        Section 9.2    Deemed Notice.    Any person or entity purchasing or otherwise acquiring or holding any interest in any capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

        Section 9.3    Severability.    To the extent that any provision or part of any provision of this Article IX is found to be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of any other provision or part of any other provision of this Article IX.

ARTICLE X
BUSINESS COMBINATIONS

        Section 10.1    Section 203 of the DGCL.    The Corporation expressly elects not to be subject to the provisions of Section 203 of the DGCL.

        Section 10.2    Limitations on Business Combinations.    Notwithstanding the foregoing, the Corporation shall not engage in any business combination, at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

          (a)   prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

          (b)   upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers or (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

          (c)   at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

        Section 10.3    Definitions.    For purposes of this Article X, the term:

          (a)   "Affiliate" means, with respect to any person, any other person that controls, is controlled by, or is under common control with such person.

          (b)   "associate," when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

          (c)   "business combination," when used in reference to the Corporation and any interested stockholder of the Corporation, means:

              (i)  any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (A) with the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 10.2 is not applicable to the surviving entity;

             (ii)  any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

            (iii)  any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (C) - (E) of this subsection (iii) shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

            (iv)  any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

             (v)  any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i)-(iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

          (d)   "control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article X, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

          (e)   "Exempted Holders" means (i) THL Agiliti or any of its Affiliates or associates including investment funds managed by Thomas H. Lee Partners, L.P., or any other Person with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing of shares of voting stock of the Corporation and (ii) IPC or any of its Affiliates or associates including investment funds managed by IPC, or any other Person with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing of shares of voting stock of the Corporation.

          (f)    "interested stockholder" means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, or (iii) an Affiliate or associate of any such person described in clauses (i) and (ii); provided, however, that the term "interested stockholder" shall not include (A) the Exempted Holders (B) any person who would otherwise be an interested stockholder because of a transfer, sale, assignment, conveyance, hypothecation, encumbrance, or other disposition of five percent (5%) or more of the outstanding voting stock of the Corporation (in one transaction or a series of transactions) by an Exempted Holder to such person, or (C) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, that such person specified in this clause (C) shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of "owner" below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

          (g)   "owner," including the terms "own" and "owned," when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

              (i)  beneficially owns such stock, directly or indirectly; or

             (ii)  has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

            (iii)  has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

          (h)   "person" means any individual, corporation, partnership, unincorporated association or other entity.

          (i)    "stock" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

          (j)    "voting stock" means stock of any class or series entitled to vote generally in the election of directors.

ARTICLE XI
AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

        The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI. Notwithstanding the foregoing and/or anything contained in this Amended and Restated Certificate or applicable law to the contrary, Sections 5.2, 7.1, 7.3 and Articles VI, VIII, IX and X of this Amended and Restated Certificate may not be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only with the affirmative vote of the holders of 66 2/3% of the voting power of the Corporation entitled to vote thereon, voting together as a single class.

        IN WITNESS WHEREOF, Agiliti, Inc. has caused this Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

Agiliti, Inc.
By:
Name:
Title:

[Signature Page to Amended and Restated Certificate of Incorporation]

EXHIBIT K

FORM OF BYLAWS
OF
AGILITI, INC.
(THE "CORPORATION")

ARTICLE I

OFFICES

        Section 1.1    Registered Office.    The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation's registered agent in Delaware.

        Section 1.2    Additional Offices.    The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the "Board") may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS MEETINGS

        Section 2.1    Annual Meetings.    The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

        Section 2.2    Special Meetings.    Subject to the rights of the holders of any outstanding series of the Preferred Stock and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, the President, the Chief Executive Officer or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation's notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

        Section 2.3    Notices.    Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the "DGCL"). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the

Corporation's notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

        Section 2.4    Quorum.    Except as otherwise provided by applicable law, the Corporation's Amended and Restated Certificate of Incorporation (as the same may be further amended or restated from time to time, the "Certificate of Incorporation") or these Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

        Section 2.5    Voting of Shares.

          (a)    Voting Lists.    The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

          (b)    Manner of Voting.    At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

          (c)    Proxies.    Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting, if permitted by the Certificate of Incorporation, may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary of the Corporation until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority.

              (i)  A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

             (ii)  A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

        Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

          (d)    Required Vote.    Subject to the rights of the holders of one or more series of preferred stock of the Corporation ("Preferred Stock"), voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

          (e)    Inspectors of Election.    The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

        Section 2.6    Adjournments.    Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

        Section 2.7    Advance Notice for Business.

          (a)    Annual Meetings of Stockholders.    No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.

              (i)  In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder's notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder's notice as described in this Section 2.7(a).

             (ii)  To be in proper written form, a stockholder's notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation, and, if any, the type and number of securities convertible into the capital stock of any class or series of the Corporation, that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

            (iii)  The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder's intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder's notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

            (iv)  In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

          (b)    Special Meetings of Stockholders.    Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting only pursuant to Section 3.2.

          (c)    Public Announcement.    For purposes of these Bylaws, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

        Section 2.8    Conduct of Meetings.    The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

        Section 2.9    Consents in Lieu of Meeting.    Unless otherwise specified in the Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders..

ARTICLE III DIRECTORS

        Section 3.1    Powers; Number.    The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to the Certificate of Incorporation and the Director Nomination Agreements, dated as of [], 2018 (as each may be amended, restated, supplemented and/or otherwise modified from time to time, the "Director Nomination Agreements"), by and between the Corporation and each of IPC/UHS, L.P. and IPC/UHS Co-Investment Partners, L.P. (collectively, "IPC"), and THL Agiliti LLC ("THL Agiliti"), the number of directors shall be fixed in the manner provided in the Certificate of Incorporation.

        Section 3.2    Advance Notice for Nomination of Directors.

          (a)   Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as otherwise provided in the Director Nomination Agreements, or as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation's notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.2.

          (b)   In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder's notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described in this Section 3.2.

          (c)   Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder's notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

          (d)   To be in proper written form, a stockholder's notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation and the type and number of securities convertible into the capital stock of any class or series of the Corporation, if any, that are owned beneficially or of record by the person, (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, without regard to the application of the Exchange Act to either the nomination or the Corporation; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation's books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation and, if any, the type and number of securities convertible into the capital stock of any class or series of the Corporation, that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

          (e)   If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2 or that the information provided in a stockholder's notice does not satisfy the information requirements of this Section 3.2. then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

          (f)    In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the parties to the Director Nomination Agreements or any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

        Section 3.3    Compensation.    Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

 ARTICLE IV

BOARD MEETINGS

        Section 4.1    Annual Meetings.    The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

        Section 4.2    Regular Meetings.    Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board.

        Section 4.3    Special Meetings.    Special meetings of the Board (a) may be called by the Chairman of the Board, the President or the Chief Executive Officer and (b) shall be called by the Chairman of the Board, the President, the Chief Executive Officer or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

        Section 4.4    Quorum; Required Vote.    A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

        Section 4.5    Consent In Lieu of Meeting.    Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

        Section 4.6    Organization.    The chairman of each meeting of the Board shall be (i) the Chairman of the Board, (ii) in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (provided he or she shall be a director), (iii) in the absence (or inability or refusal to act) of the Chief Executive Officer, the President (provided he or she shall be a director) or, (iv) in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V

COMMITTEES OF DIRECTORS

        Section 5.1    Establishment.    Subject to the Director Nomination Agreements, the Board may by resolution of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. Subject to the Director Nomination Agreements, the Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

        Section 5.2    Available Powers.    Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

        Section 5.3    Alternate Members.    The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.

        Section 5.4    Procedures.    Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article IV of these Bylaws.

ARTICLE VI

OFFICERS

        Section 6.1    Officers.    The officers of the Corporation appointed by the Board shall be a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and such other officers (including without limitation Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers appointed by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be confirmed by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

          (a)    Chairman of the Board.    The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall advise the Chief Executive Officer, and in the Chief Executive Officer's absence, other officers of the Corporation, and shall perform such other duties as may from time to time be assigned to him or her by the Board. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairman of the Board shall not include supervision or control of the preparation of the financial statements of the Company (other than through participation as a member of the Board). The position of Chairman of the Board and Chief Executive Officer may be held by the same person.

          (b)    Chief Executive Officer.    The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board pursuant to Section 6.1(a) above. The Chief Executive Officer shall also have control over officers, agents and employees of the Corporation and shall see that all orders and resolutions of the Board are carried into effect. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person. The Chief Executive Officer shall have such other powers and perform such other duties as shall be designated by the Board or as may be provided in these Bylaws.

          (c)    President.    The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board or the Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such other duties and have such other powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

          (d)    Vice Presidents.    In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

          (e)    Secretary.

              (i)  The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, the Chief Executive Officer or the President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

             (ii)  The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation's transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

            (iii)  Assistant Secretaries.    The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

          (f)    Chief Financial Officer.    The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer's hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

          (g)    Treasurer.    The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

        Section 6.2    Term of Office; Removal; Vacancies.    The officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly appointed and qualified or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or the President may also be removed, with or without cause, by the Chief Executive Officer or the President, as the case maybe, unless the Board otherwise provides. Any vacancy occurring in any appointed office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or the President may be filled by the Chief Executive Officer or the President, as the case may be, unless the Board then determines that such office shall thereupon be appointed by the Board, in which case the Board shall appoint such officer.

        Section 6.3    Other Officers.    The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

        Section 6.4    Multiple Officeholders; Stockholder and Director Officers.    Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE VII

SHARES

        Section 7.1    Certificated and Uncertificated Shares.    The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

        Section 7.2    Multiple Classes of Stock.    If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

        Section 7.3    Signatures.    Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, the Chief Executive Officer, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

        Section 7.4    Consideration and Payment for Shares.

          (a)   Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation, including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

          (b)   Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

        Section 7.5    Lost, Destroyed or Wrongfully Taken Certificates.

          (a)   If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

          (b)   If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

        Section 7.6    Transfer of Stock.

          (a)   If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

              (i)  in the case of certificated shares, the certificate representing such shares has been surrendered;

             (ii)  (ii) (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

            (iii)  the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;

            (iv)  the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

             (v)  such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

          (b)   Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

        Section 7.7    Registered Stockholders.    Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

        Section 7.8    Effect of the Corporation's Restriction on Transfer.

          (a)   A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice (including any notice sent pursuant to Section 7.2), offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

          (b)   A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice (including any notice sent pursuant to Section 7.2), offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.

        Section 7.9    Regulations.    The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII

INDEMNIFICATION

        Section 8.1    Right to Indemnification.    To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnity and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an "Indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

        Section 8.2    Right to Advancement of Expenses.    In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys' fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation's receipt of an undertaking (hereinafter an "undertaking"), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.

        Section 8.3    Right of Indemnitee to Bring Suit.    Any indemnification of a director or officer of the Corporation under Section 8.1 or advancement of expenses under Section 8.2 shall be made promptly, and in any event within 30 days for an indemnification claim under Section 8.1 and within

20 days for advancement of expenses under Section 8.2, upon the written request of the director or officer. If a determination by the Corporation that the director or officer is entitled to indemnification pursuant to Section 8.1 or 8.2 is required, and the Corporation fails to respond within sixty days to a written request for indemnity, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advancement of expenses, in whole or in part, or if payment in full pursuant to such request is not made within 30 days, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

        Section 8.4    Non-Exclusivity of Rights.    The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

        Section 8.5    Insurance.    The Corporation may secure insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

        Section 8.6    Indemnitor of First Resort.    Notwithstanding that an indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the "Other Indemnitors"), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to such indemnitee are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such indemnitee are secondary); and (ii) shall be required to advance the full amount of expenses incurred by such indemnitee and shall be liable for the full amount of all liabilities, without regard to any rights such indemnitee may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of an indemnitee with respect to any claim for which such indemnitee has sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such indemnitee against the Corporation.

        Section 8.7    Indemnification of Other Persons.    This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

        Section 8.8    Amendments.    Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

        Section 8.9    Certain Definitions.    For purposes of this Article VIII. (a) references to "other enterprise" shall include any employee benefit plan; (b) references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to "serving at the request of the Corporation" shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interest of the Corporation" for purposes of Section 145 of the DGCL.

        Section 8.10    Contract Rights.    The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee's heirs, executors and administrators.

        Section 8.11    Severability.    If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX

MISCELLANEOUS

        Section 9.1    Place of Meetings.    If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

        Section 9.2    Fixing Record Dates.

          (a)   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

          (b)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

        Section 9.3    Means of Giving Notice.

          (a)    Notice to Directors.    Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director's address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director's address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

          (b)    Notice to Stockholders.    Whenever under applicable law, the Certificate of Incorporation or these Bylaws, notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder's address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder's address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder's consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary, an Assistant Secretary, the Corporation's transfer agent or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

          (c)    Electronic Transmission.    "Electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

          (d)    Notice to Stockholders Sharing Same Address.    Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder's consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

          (e)    Exceptions to Notice Requirements.    Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

        Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder's address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder's then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230 (b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

        Section 9.4    Waiver of Notice.    Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

        Section 9.5    Meeting Attendance via Remote Communication Equipment.

          (a)    Stockholder Meetings.    If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

              (i)  participate in a meeting of stockholders; and

             (ii)  be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verity that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

          (b)    Board Meetings.    Unless otherwise restricted by applicable law, the Certificate of Incorporation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

        Section 9.6    Dividends.    The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation's capital stock) on the Corporation's outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

        Section 9.7    Reserves.    The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

        Section 9.8    Contracts and Negotiable Instruments.    Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person's supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

        Section 9.9    Fiscal Year.    The fiscal year of the Corporation shall be fixed by the Board.

        Section 9.10    Seal.    The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

        Section 9.11    Books and Records.    The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

        Section 9.12    Resignation.    Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

        Section 9.13    Surety Bonds.    Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, the Chief Executive Officer, the President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, the Chief Executive Officer, the President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

        Section 9.14    Securities of Other Corporations.    Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, the Chief

Executive Officer, the President, or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

        Section 9.15    Amendments.    The Board shall have the power to adopt, amend, alter or repeal the Bylaws. Unless otherwise specified in these Bylaws, the affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting (except as otherwise provided in Section 8.7 hereof) power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

        Section 9.16    Forum Selection.    Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws (in each case, as may be amended from time to time) or (iv) any action asserting a claim against the Corporation or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware, in all cases subject to the court's having personal jurisdiction over all indispensable parties named as defendants; provided, however, that any action or proceeding asserted under the United States federal securities laws or otherwise arising under such laws shall be exclusively brought in the federal district courts of the United States (except when, and only to the extent that, any such actions or proceedings are of a type for which a stockholder may not waive its right to maintain a legal action or proceeding in the Court of Chancery of the State of Delaware with respect to matters relating to internal corporate claims of the Corporation as set forth under Section 115 of the DGCL).

 Annex B

AGILITI, INC.

 FORM OF 2018 OMNIBUS INCENTIVE PLAN

 ARTICLE I
PURPOSE

        The purpose of this Agiliti, Inc. 2018 Omnibus Incentive Plan is to enhance the profitability and value of the Company for the benefit of its stockholders by enabling the Company to offer Eligible Individuals cash and stock-based incentives in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company's stockholders. The Plan is effective as of the date set forth in Article XV.

ARTICLE II
DEFINITIONS

        For purposes of the Plan, the following terms shall have the following meanings:

        2.1   "Affiliate" means each of the following: (a) any Subsidiary; (b) any Parent; (c) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its Affiliates; (d) any trade or business (including, without limitation, a partnership or limited liability company) which directly or indirectly controls 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) of the Company; and (e) any other entity in which the Company or any of its Affiliates has a material equity interest and which is designated as an "Affiliate" by resolution of the Committee; provided that, unless otherwise determined by the Committee, the Common Stock subject to any Award constitutes "service recipient stock" for purposes of Section 409A of the Code or otherwise does not subject the Award to Section 409A of the Code.

        2.2   "Award" means any award under the Plan of any Stock Option, Stock Appreciation Right, Restricted Stock Award, Performance Award, Other Stock-Based Award or Other Cash-Based Award. All Awards shall be granted by, confirmed by, and subject to the terms of, a written agreement between the Company and the Participant.

        2.3   "Award Agreement" means the written or electronic agreement setting forth the terms and conditions applicable to an Award.

        2.4   "Board" means the Board of Directors of the Company.

        2.5   "Cause" means, unless otherwise determined by the Committee in the applicable Award Agreement,(i) the commission by Participant of, or the indictment of Participant for (or pleading guilty or nolo contendere to), a felony or a crime involving moral turpitude, (ii) Participant's repeated failure or refusal to faithfully and diligently perform the usual and customary duties of his employment or to act in accordance with any lawful direction or order of the Board, which failure or refusal is not cured within thirty (30) days after written notice thereof is given to Participant, (iii) Participant's material breach of fiduciary duty, (iv) Participant's theft, fraud, or dishonesty with regard to the Company or any of its Affiliates or in connection with Participant's duties, (v) Participant's material violation of the Company's code of conduct or similar written policies, (vi) Participant's willful misconduct unrelated to the Company or any of its Affiliates having, or likely to have, a material negative impact on the Company or any of its Affiliates (economically or its reputation), (vii) an act of gross negligence or willful misconduct by the Participant that relates to the affairs of the Company or any of its Affiliates, or (viii) material breach by Participant of any provisions of the Award Agreement. With respect to a

Participant's Termination of Directorship, "cause" means an act or failure to act that constitutes cause for removal of a director under applicable Delaware law.

        2.6   "Change in Control" has the meaning set forth in 11.2.

        2.7   "Change in Control Price" has the meaning set forth in Section 11.1.

        2.8   "Code" means the Internal Revenue Code of 1986, as amended. Any reference to any section of the Code shall also be a reference to any successor provision and any treasury regulation promulgated thereunder.

        2.9   "Committee" means any committee of the Board duly authorized by the Board to administer the Plan. If no committee is duly authorized by the Board to administer the Plan, the term "Committee" shall be deemed to refer to the Board for all purposes under the Plan.

        2.10 "Common Stock" means the common stock, $0.001 par value per share, of the Company.

        2.11 "Company" means Agiliti, Inc., a Delaware corporation and its successors by operation of law.

        2.12 "Consultant" means any natural person who is an advisor or consultant to the Company or its Affiliates.

        2.13 "Disability" means, unless otherwise determined by the Committee in the applicable Award Agreement, with respect to a Participant's Termination, a permanent and total disability as defined in Section 22(e)(3) of the Code. Notwithstanding the foregoing, for Awards that are subject to Section 409A of the Code, Disability shall mean that a Participant is disabled under Section 409A(a)(2)(C)(i) or (ii) of the Code.

        2.14 "Effective Date" means the effective date of the Plan as defined in Article XV.

        2.15 "Eligible Employees" means each employee of the Company or an Affiliate.

        2.16 "Eligible Individual" means an Eligible Employee, Non-Employee Director or Consultant who is designated by the Committee in its discretion as eligible to receive Awards subject to the conditions set forth herein.

        2.17 "Exchange Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

        2.18 "Fair Market Value" means, for purposes of the Plan, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, as of any date, as determined in a manner established by the Committee in good faith that it considers appropriate taking into account the requirements of Section 409A of the Code.

        2.19 "Family Member" means "family member" as defined in Section A.1.(a)(5) of the general instructions of Form S-8.

        2.20 "Incentive Stock Option" means any Stock Option awarded to an Eligible Employee of the Company, its Subsidiaries and its Parents (if any) under the Plan intended to be and designated as an "Incentive Stock Option" within the meaning of Section 422 of the Code.

        2.21 "Non-Employee Director" means a director or a member of the Board of the Company or any Affiliate who is not an active employee of the Company or any Affiliate.

        2.22 "Non-Qualified Stock Option" means any Stock Option awarded under the Plan that is not an Incentive Stock Option.

        2.23 "Non-Tandem Stock Appreciation Right" shall mean the right to receive an amount in cash and/or stock equal to the difference between (x) the Fair Market Value of a share of Common Stock on the date such right is exercised, and (y) the aggregate exercise price of such right, otherwise than on surrender of a Stock Option.

        2.24 "Other Cash-Based Award" means an Award granted pursuant to Section 10.3 of the Plan and payable in cash at such time or times and subject to such terms and conditions as determined by the Committee in its sole discretion.

        2.25 "Other Stock-Based Award" means an Award under Article X of the Plan that is valued in whole or in part by reference to, or is payable in or otherwise based on, Common Stock, including, without limitation, an Award valued by reference to an Affiliate.

        2.26 "Parent" means any parent corporation of the Company within the meaning of Section 424(e) of the Code.

        2.27 "Participant" means an Eligible Individual to whom an Award has been granted pursuant to the Plan.

        2.28 "Performance Award" means an Award granted to a Participant pursuant to Article IX hereof contingent upon achieving certain performance goals.

        2.29 "Performance Period" means the designated period during which the performance goals must be satisfied with respect to the Award to which the performance goals relate.

        2.30 "Person" has the meaning shall ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

        2.31 "Plan" means this Agiliti, Inc. 2018 Omnibus Incentive Plan, as amended from time to time.

        2.32 "Proceeding" has the meaning set forth in Section 14.9.

        2.33 "Reference Stock Option" has the meaning set forth in Section 7.1.

        2.34 "Registration Date" means the date on which the Company sells its Common Stock in a bona fide, firm commitment underwriting pursuant to a registration statement under the Securities Act.

        2.35 "Reorganization" has the meaning set forth in Section 4.2(b)(ii).

        2.36 "Restricted Stock" means an Award of shares of Common Stock under the Plan that is subject to restrictions under Article VIII.

        2.37 "Restriction Period" has the meaning set forth in Section 8.3(a) with respect to Restricted Stock.

        2.38 "Rule 16b-3" means Rule 16b-3 under Section 16(b) of the Exchange Act as then in effect or any successor provision.

        2.39 "Section 409A of the Code" means the nonqualified deferred compensation rules under Section 409A of the Code and any applicable treasury regulations and other official guidance thereunder.

        2.40 "Securities Act" means the Securities Act of 1933, as amended and all rules and regulations promulgated thereunder. Reference to a specific section of the Securities Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

        2.41 "Stock Appreciation Right" shall mean the right pursuant to an Award granted under Article VII.

        2.42 "Stock Option" or "Option" means any option to purchase shares of Common Stock granted to Eligible Individuals granted pursuant to Article VI.

        2.43 "Subsidiary" means any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

        2.44 "Tandem Stock Appreciation Right" shall mean the right to surrender to the Company all (or a portion) of a Stock Option in exchange for an amount in cash and/or stock equal to the difference between (i) the Fair Market Value on the date such Stock Option (or such portion thereof) is surrendered, of the Common Stock covered by such Stock Option (or such portion thereof), and (ii) the aggregate exercise price of such Stock Option (or such portion thereof).

        2.45 "Ten Percent Stockholder" means a person owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its Subsidiaries or its Parent.

        2.46 "Termination" means a Termination of Consultancy, Termination of Directorship or Termination of Employment, as applicable.

        2.47 "Termination of Consultancy" means: (a) that the Consultant is no longer acting as a consultant to the Company or an Affiliate; or (b) when an entity which is retaining a Participant as a Consultant ceases to be an Affiliate unless the Participant otherwise is, or thereupon becomes, a Consultant to the Company or another Affiliate at the time the entity ceases to be an Affiliate. In the event that a Consultant becomes an Eligible Employee or a Non-Employee Director upon the termination of such Consultant's consultancy, unless otherwise determined by the Committee, in its sole discretion, no Termination of Consultancy shall be deemed to occur until such time as such Consultant is no longer a Consultant, an Eligible Employee or a Non-Employee Director. Notwithstanding the foregoing, the Committee may otherwise define Termination of Consultancy in the Award Agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Consultancy thereafter, provided that any such change to the definition of the term "Termination of Consultancy" does not subject the applicable Award to Section 409A of the Code.

        2.48 "Termination of Directorship" means that the Non-Employee Director has ceased to be a director of the Company; except that if a Non-Employee Director becomes an Eligible Employee or a Consultant upon the termination of such Non-Employee Director's directorship, such Non-Employee Director's ceasing to be a director of the Company shall not be treated as a Termination of Directorship unless and until the Participant has a Termination of Employment or Termination of Consultancy, as the case may be.

        2.49 "Termination of Employment" means: (a) a termination of employment (for reasons other than a military or personal leave of absence granted by the Company) of a Participant from the Company and its Affiliates; or (b) when an entity which is employing a Participant ceases to be an Affiliate, unless the Participant otherwise is, or thereupon becomes, employed by the Company or another Affiliate at the time the entity ceases to be an Affiliate. In the event that an Eligible Employee becomes a Consultant or a Non-Employee Director upon the termination of such Eligible Employee's employment, unless otherwise determined by the Committee, in its sole discretion, no Termination of Employment shall be deemed to occur until such time as such Eligible Employee is no longer an Eligible Employee, a Consultant or a Non-Employee Director. Notwithstanding the foregoing, the Committee may otherwise define Termination of Employment in the Award Agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Employment thereafter, provided that any such change to the definition of the term "Termination of Employment" does not subject the applicable Award to Section 409A of the Code.

        2.50 "Transfer" means: (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in any entity), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in any entity) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law). "Transferred" and "Transferable" shall have a correlative meaning.

ARTICLE III
ADMINISTRATION

        3.1   The Committee.    The Plan shall be administered and interpreted by the Committee.

        3.2   Grants of Awards.    The Committee shall have full authority to grant, pursuant to the terms of the Plan, to Eligible Individuals: (i) Stock Options, (ii) Stock Appreciation Rights, (iii) Restricted Stock Awards, (iv) Performance Awards; (v) Other Stock-Based Awards; and (vi) Other Cash-Based Awards. In particular, the Committee shall have the authority:

          (a)   to select the Eligible Individuals to whom Awards may from time to time be granted hereunder;

          (b)   to determine whether and to what extent Awards, or any combination thereof, are to be granted hereunder to one or more Eligible Individuals;

          (c)   to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

          (d)   to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder (including, but not limited to, the exercise or purchase price (if any), any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the shares of Common Stock relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);

          (e)   to determine the amount of cash to be covered by each Award granted hereunder;

          (f)    to determine whether, to what extent and under what circumstances grants of Options and other Awards under the Plan are to operate on a tandem basis and/or in conjunction with or apart from other awards made by the Company outside of the Plan;

          (g)   to determine whether and under what circumstances a Stock Option may be settled in cash, Common Stock and/or Restricted Stock under Section 6.4(d);

          (h)   to determine whether a Stock Option is an Incentive Stock Option or Non-Qualified Stock Option;

          (i)    to determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award;

          (j)    to modify, extend or renew an Award, subject to Article XII and Section 6.4(l), provided, however, that such action does not subject the Award to Section 409A of the Code without the consent of the Participant; and

          (k)   solely to the extent permitted by applicable law, to determine whether, to what extent and under what circumstances to provide loans (which may be on a recourse basis and shall bear interest at the rate the Committee shall provide) to Participants in order to exercise Options under the Plan.

        3.3   Guidelines.    Subject to Article XII hereof, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions. Notwithstanding the foregoing, no action of the Committee under this Section 3.3 shall impair the rights of any Participant without the Participant's consent. To the extent applicable, the Plan is intended to comply with the applicable requirements of Rule 16b-3.

        3.4   Decisions Final.    Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company, the Board or the Committee (or any of its members) arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors and assigns.

        3.5   Procedures.    If the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings, subject to the By-Laws of the Company, at such times and places as it shall deem advisable, including, without limitation, by telephone conference or by written consent to the extent permitted by applicable law. A majority of the Committee members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by all of the Committee members in accordance with the By-Laws of the Company, shall be fully effective as if it had been made by a vote at a meeting duly called and held. The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

        3.6   Designation of Consultants/Liability.

          (a)   The Committee may designate employees of the Company and professional advisors to assist the Committee in the administration of the Plan and (to the extent permitted by applicable law and applicable exchange rules) may grant authority to officers to grant Awards and/or execute agreements or other documents on behalf of the Committee.

          (b)   The Committee may employ such legal counsel, consultants and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent. Expenses incurred by the Committee or the Board in the engagement of any such counsel, consultant or agent shall be paid by the Company. The Committee, its members and any person designated pursuant to sub-section (a) above shall not be liable for any action or determination made in good faith with respect to the Plan. To the maximum extent permitted by applicable law, no officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under it.

        3.7   Indemnification.    To the maximum extent permitted by applicable law and the Certificate of Incorporation and By-Laws of the Company and to the extent not covered by insurance directly insuring such person, each officer or employee of the Company or any Affiliate and member or former member of the Committee or the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Committee) or liability (including any sum paid in settlement of a claim with the approval of the Committee), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the administration of the Plan, except to the extent arising out of such officer's, employee's, member's or former member's own fraud or bad faith. Such indemnification shall be in addition to any right of indemnification the employees, officers, directors or members or former officers, directors or members may have under applicable law or under the Certificate of Incorporation or By-Laws of the Company or any Affiliate. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to such individual under the Plan.

ARTICLE IV
SHARE LIMITATION

        4.1   Shares.    The aggregate number of shares of Common Stock that may be issued or used for reference purposes or with respect to which Awards may be granted under the Plan shall not exceed 10,356,000 shares (subject to any increase or decrease pursuant to Section 4.2) (the "Share Reserve"), which may be either authorized and unissued Common Stock or Common Stock held in or acquired for the treasury of the Company or both. The maximum number of shares of Common Stock with respect to which Incentive Stock Options may be granted under the Plan shall be equal to the Share Reserve. With respect to Stock Appreciation Rights settled in Common Stock, upon settlement, only the number of shares of Common Stock delivered to a Participant (based on the difference between the Fair Market Value of the shares of Common Stock subject to such Stock Appreciation Right on the date such Stock Appreciation Right is exercised and the exercise price of each Stock Appreciation Right on the date such Stock Appreciation Rights was awarded) shall count against the aggregate and individual share limitations set forth under this Article IV. If any Option, Stock Appreciation Right or Other Stock-Based Awards granted under the Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of shares of Common Stock underlying any unexercised Award shall again be available for the purpose of Awards under the Plan. If any shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in shares of Common Stock awarded under the Plan to a Participant are forfeited for any reason, the number of forfeited shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in shares of Common Stock shall again be available for purposes of Awards under the Plan. If a Tandem Stock Appreciation Right or a Limited Stock Appreciation Right is granted in tandem with an Option, such grant shall only apply once against the maximum number of shares of Common Stock which may be issued under the Plan. Any Award under the Plan settled in cash shall not be counted against the foregoing maximum share limitations. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all Awards granted to any Non-Employee Director during any single calendar year (excluding Awards made at the election of the Director in lieu of all or a portion of annual and committee cash retainers pursuant to Section 6.3) shall not exceed $500,000.

        4.2   Changes.

          (a)   The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, (ii) any merger or consolidation of the Company or any Affiliate, (iii) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock, (iv) the dissolution or liquidation of the Company or any Affiliate, (v) any sale or transfer of all or part of the assets or business of the Company or any Affiliate or (vi) any other corporate act or proceeding.

          (b)   Subject to the provisions of Section 11.1:

              (i)  If the Company at any time subdivides (by any split, recapitalization or otherwise) the outstanding Common Stock into a greater number of shares of Common Stock, or combines (by reverse split, combination or otherwise) its outstanding Common Stock into a lesser number of shares of Common Stock, then the respective exercise prices for outstanding Awards that provide for a Participant elected exercise and the number of shares of Common Stock covered by outstanding Awards, as well as the Share Reserve, shall be appropriately adjusted by the Committee to prevent dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

             (ii)  Excepting transactions covered by Section 4.2(b)(i), if the Company effects any merger, consolidation, statutory exchange, spin-off, reorganization, sale or transfer of all or substantially all the Company's assets or business, or other corporate transaction or event in such a manner that the Company's outstanding shares of Common Stock are converted into the right to receive (or the holders of Common Stock are entitled to receive in exchange therefor), either immediately or upon liquidation of the Company, securities or other property of the Company or other entity (each, a "Reorganization"), then, subject to the provisions of Section 11.1, (A) the aggregate number or kind of securities that thereafter may be issued under the Plan, (B) the number or kind of securities or other property (including cash) to be issued pursuant to Awards granted under the Plan (including as a result of the assumption of the Plan and the obligations hereunder by a successor entity, as applicable), or (C) the purchase price thereof, shall be appropriately adjusted by the Committee to prevent dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

            (iii)  If there shall occur any change in the capital structure of the Company other than those covered by Section 4.2(b)(i) or 4.2(b)(ii), including by reason of any extraordinary dividend (whether cash or equity), any conversion, any adjustment, any issuance of any class of securities convertible or exercisable into, or exercisable for, any class of equity securities of the Company, then the Committee shall adjust any Award and make such other adjustments to the Plan to prevent dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

            (iv)  Any such adjustment determined by the Committee pursuant to this Section 4.2(b) shall be final, binding and conclusive on the Company and all Participants and their respective heirs, executors, administrators, successors and permitted assigns. Any adjustment to, or assumption or substitution of, an Award under this Section 4.2(b) shall be intended to comply with the requirements of Section 409A of the Code and Treasury Regulation §1.424-1 (and any amendments thereto), to the extent applicable. Except as expressly provided in this Section 4.2 or in the applicable Award Agreement, a Participant shall have no additional rights under the Plan by reason of any transaction or event described in this Section 4.2.

             (v)  Fractional shares of Common Stock resulting from any adjustment in Awards pursuant to Section 4.2(a) or this Section 4.2(b) shall be aggregated until, and eliminated at, the time of exercise or payment by rounding-down for fractions less than one-half and rounding-up for fractions equal to or greater than one-half. No cash settlements shall be required with respect to fractional shares eliminated by rounding. Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

        4.3   Non-Employee Director Compensation.    Notwithstanding any provision of the Plan to the contrary, the aggregate value of all compensation paid or granted to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted under this Plan and cash fees paid by the Company to such Non-Employee Director outside of the Plan, shall not exceed six hundred thousand dollars ($600,000), calculating the value of any Awards granted during such calendar year based on the grant date fair value of such Awards for financial reporting purposes.

ARTICLE V
ELIGIBILITY

        5.1   General Eligibility.    All current and prospective Eligible Individuals are eligible to be granted Awards. Eligibility for the grant of Awards and actual participation in the Plan shall be determined by the Committee in its sole discretion. The Committee shall have full discretion to treat different Participants under the Plan differently in any circumstance, and will not be required to treat all Participants in a uniform manner.

        5.2   Incentive Stock Options.    Notwithstanding the foregoing, only Eligible Employees of the Company, its Subsidiaries and its Parent (if any) are eligible to be granted Incentive Stock Options under the Plan. Eligibility for the grant of an Incentive Stock Option and actual participation in the Plan shall be determined by the Committee in its sole discretion.

        5.3   General Requirement.    The vesting and exercise of Awards granted to a prospective Eligible Individual are conditioned upon such individual actually becoming an Eligible Employee, Consultant or Non-Employee Director, respectively.

ARTICLE VI
STOCK OPTIONS

        6.1   Options.    Stock Options may be granted alone or in addition to other Awards granted under the Plan. Each Stock Option granted under the Plan shall be of one of two types: (a) an Incentive Stock Option or (b) a Non-Qualified Stock Option.

        6.2   Grants.    The Committee shall have the authority to grant to any Eligible Employee one or more Incentive Stock Options, Non-Qualified Stock Options, or both types of Stock Options. The Committee shall have the authority to grant any Consultant or Non-Employee Director one or more Non-Qualified Stock Options. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not so qualify shall constitute a separate Non-Qualified Stock Option.

        6.3   Incentive Stock Options.    Notwithstanding anything in the Plan to the contrary, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be so exercised, so as to disqualify the Plan under Section 422 of the Code, or, without the consent of the Participants affected, to disqualify any Incentive Stock Option under such Section 422.

        6.4   Terms of Options.    Options granted under the Plan shall be subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

          (a)   Exercise Price.    The exercise price per share of Common Stock subject to a Stock Option shall be determined by the Committee at the time of grant, provided that the per share exercise price of a Stock Option shall not be less than 100% (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, 110%) of the Fair Market Value of the Common Stock at the time of grant.

          (b)   Stock Option Term.    The term of each Stock Option shall be fixed by the Committee, provided that no Stock Option shall be exercisable more than 10 years after the date the Option is granted; and provided further that the term of an Incentive Stock Option granted to a Ten Percent Stockholder shall not exceed five years.

          (c)   Exercisability.    Unless otherwise provided by the Committee in accordance with the provisions of this Section 6.4, Stock Options granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at the time of grant. If the Committee provides, in its discretion, that any Stock Option is exercisable subject to certain limitations (including, without limitation, that such Stock Option is exercisable only in installments or within certain time periods), the Committee may waive such limitations on the exercisability at any time at or after the time of grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which such Stock Option may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion.

          (d)   Method of Exercise.    Subject to whatever installment exercise and waiting period provisions apply under Section 6.4(c), to the extent vested, Stock Options may be exercised in whole or in part at any time during the Option term, by giving written notice of exercise to the Company specifying the number of shares of Common Stock to be purchased. Such notice shall be accompanied by payment in full of the purchase price as follows: (i) in cash or by check, bank draft or money order payable to the order of the Company; (ii) solely to the extent permitted by applicable law, if the Common Stock is traded on a national securities exchange, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the purchase price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, with the consent of the Committee, having the Company withhold shares of Common Stock issuable upon exercise of the Stock Option, or by payment in full or in part in the form of Common Stock owned by the Participant, based on the Fair Market Value of the Common Stock on the payment date as determined by the Committee). No shares of Common Stock shall be issued until payment therefor, as provided herein, has been made or provided for.

          (e)   Non-Transferability of Options.    No Stock Option shall be Transferable by the Participant other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Participant's lifetime, only by the Participant. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, at the time of grant or thereafter that a Non-Qualified Stock Option that is otherwise not Transferable pursuant to this Section is Transferable to a Family Member in whole or in part and in such circumstances, and under such conditions, as specified by the Committee, provided that "for-value" Transfers shall not be permitted. A Non-Qualified Stock Option that is Transferred to a Family Member pursuant to the preceding sentence (i) may not be subsequently Transferred other than by will or by the laws of descent and distribution and (ii) remains subject to the terms of the Plan and the applicable Award Agreement. Any shares of Common Stock acquired upon the exercise of a Non-Qualified Stock Option by a permissible transferee of a Non-Qualified Stock Option or a permissible transferee pursuant to a Transfer after the exercise of the Non-Qualified Stock Option shall be subject to the terms of the Plan and the applicable Award Agreement.

          (f)    Termination by Death or Disability.    Unless otherwise determined by the Committee at the time of grant, or if no rights of the Participant are reduced, thereafter, if a Participant's Termination is by reason of death or Disability, all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant's Termination may be exercised by the Participant (or in the case of the Participant's death, by the legal representative of the Participant's estate) at any time within a period of ninety (90) days from the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options.

          (g)   Involuntary Termination Without Cause.    Unless otherwise determined by the Committee at the time of grant, or if no rights of the Participant are reduced, thereafter, if a Participant's Termination is by involuntary termination by the Company without Cause, all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant's Termination may be exercised by the Participant at any time within a period of ninety (90) days from the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options.

          (h)   Voluntary Resignation.    Unless otherwise determined by the Committee at the time of grant, or if no rights of the Participant are reduced, thereafter, if a Participant's Termination is voluntary (other than a voluntary termination described in Section 6.4(i)(y) hereof), all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant's Termination may be exercised by the Participant at any time within a period of ninety (90) days from the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options.

          (i)    Termination for Cause.    Unless otherwise determined by the Committee at the time of grant, or if no rights of the Participant are reduced, thereafter, if a Participant's Termination (x) is for Cause or (y) is a voluntary Termination (as provided in Section 6.4(h)) after the occurrence of an event that would be grounds for a Termination for Cause, all Stock Options, whether vested or not vested, that are held by such Participant shall thereupon terminate and expire as of the date of such Termination.

          (j)    Unvested Stock Options.    Unless otherwise determined by the Committee at the time of grant, or if no rights of the Participant are reduced, thereafter, Stock Options that are not vested as of the date of a Participant's Termination for any reason shall terminate and expire as of the date of such Termination.

          (k)   Incentive Stock Option Limitations.    To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year under the Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options. In addition, if an Eligible Employee does not remain employed by the Company, any Subsidiary or any Parent at all times from the time an Incentive Stock Option is granted until three months prior to the date of exercise thereof (or such other period as required by applicable law), such Stock Option shall be treated as a Non-Qualified Stock Option. Should any provision of the Plan not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

          (l)    Form, Modification, Extension and Renewal of Stock Options.    Subject to the terms and conditions and within the limitations of the Plan, Stock Options shall be evidenced by such form of agreement or grant as is approved by the Committee, and the Committee may (i) modify, extend or renew outstanding Stock Options granted under the Plan (provided that the rights of a Participant are not reduced without such Participant's consent and provided further that such action does not subject the Stock Options to Section 409A of the Code without the consent of the Participant), and (ii) accept the surrender of outstanding Stock Options (to the extent not theretofore exercised) and authorize the granting of new Stock Options in substitution therefor (to the extent not theretofore exercised). Notwithstanding the foregoing, an outstanding Option may not be modified to reduce the exercise price thereof nor may a new Option at a lower price be substituted for a surrendered Option (other than adjustments or substitutions in accordance with Section 4.2), unless such action is approved by the stockholders of the Company. Moreover, no payment in cash for an Option that has an exercise price less than the Fair Market Value shall be permitted.

          (m)  Deferred Delivery of Common Stock.    The Committee may in its discretion permit Participants to defer delivery of Common Stock acquired pursuant to a Participant's exercise of an Option in accordance with the terms and conditions established by the Committee in the applicable Award Agreement, which shall be intended to comply with the requirements of Section 409A of the Code.

          (n)   Early Exercise.    The Committee may provide that a Stock Option include a provision whereby the Participant may elect at any time before the Participant's Termination to exercise the Stock Option as to any part or all of the shares of Common Stock subject to the Stock Option prior to the full vesting of the Stock Option and such shares shall be subject to the provisions of Article VIII and be treated as Restricted Stock. Unvested shares of Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Committee determines to be appropriate.

          (o)   Other Terms and Conditions.    The Committee may include a provision in an Award Agreement providing for the automatic exercise of a Non-Qualified Stock Option on a cashless basis on the last day of the term of such Option if the Participant has failed to exercise the Non-Qualified Stock Option as of such date, with respect to which the Fair Market Value of the shares of Common Stock underlying the Non-Qualified Stock Option exceeds the exercise price of such Non-Qualified Stock Option on the date of expiration of such Option, subject to Section 14.4. Stock Options may contain such other provisions, which shall not be inconsistent with any of the terms of the Plan, as the Committee shall deem appropriate.

ARTICLE VII
STOCK APPRECIATION RIGHTS

        7.1    Tandem Stock Appreciation Rights.    Stock Appreciation Rights may be granted in conjunction with all or part of any Stock Option (a "Reference Stock Option") granted under the Plan ("Tandem Stock Appreciation Rights"). In the case of a Non-Qualified Stock Option, such rights may be granted either at or after the time of the grant of such Reference Stock Option. In the case of an Incentive Stock Option, such rights may be granted only at the time of the grant of such Reference Stock Option.

        7.2    Terms and Conditions of Tandem Stock Appreciation Rights.    Tandem Stock Appreciation Rights granted hereunder shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, and the following:

          (a)    Exercise Price.    The exercise price per share of Common Stock subject to a Tandem Stock Appreciation Right shall be determined by the Committee at the time of grant, provided that the per share exercise price of a Tandem Stock Appreciation Right shall not be less than 100% of the Fair Market Value of the Common Stock at the time of grant.

          (b)    Term.    A Tandem Stock Appreciation Right or applicable portion thereof granted with respect to a Reference Stock Option shall terminate and no longer be exercisable upon the termination or exercise of the Reference Stock Option, except that, unless otherwise determined by the Committee, in its sole discretion, at the time of grant, a Tandem Stock Appreciation Right granted with respect to less than the full number of shares covered by the Reference Stock Option shall not be reduced until, and then only to the extent that the exercise or termination of the Reference Stock Option causes, the number of shares covered by the Tandem Stock Appreciation Right to exceed the number of shares remaining available and unexercised under the Reference Stock Option.

          (c)    Exercisability.    Tandem Stock Appreciation Rights shall be exercisable only at such time or times and to the extent that the Reference Stock Options to which they relate shall be exercisable in accordance with the provisions of Article VI, and shall be subject to the provisions of Section 6.4(c).

          (d)    Method of Exercise.    A Tandem Stock Appreciation Right may be exercised by the Participant by surrendering the applicable portion of the Reference Stock Option. Upon such exercise and surrender, the Participant shall be entitled to receive an amount determined in the manner prescribed in this Section 7.2. Stock Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent that the related Tandem Stock Appreciation Rights have been exercised.

          (e)    Payment.    Upon the exercise of a Tandem Stock Appreciation Right, a Participant shall be entitled to receive up to, but no more than, an amount in cash and/or Common Stock (as chosen by the Committee in its sole discretion) equal in value to the excess of the Fair Market Value of one share of Common Stock over the Option exercise price per share specified in the Reference Stock Option agreement multiplied by the number of shares of Common Stock in respect of which the Tandem Stock Appreciation Right shall have been exercised, with the Committee having the right to determine the form of payment.

          (f)    Deemed Exercise of Reference Stock Option.    Upon the exercise of a Tandem Stock Appreciation Right, the Reference Stock Option or part thereof to which such Stock Appreciation Right is related shall be deemed to have been exercised for the purpose of the limitation set forth in Article IV of the Plan on the number of shares of Common Stock to be issued under the Plan.

          (g)    Non-Transferability.    Tandem Stock Appreciation Rights shall be Transferable only when and to the extent that the underlying Stock Option would be Transferable under Section 6.4(e) of the Plan.

        7.3    Non-Tandem Stock Appreciation Rights.    Non-Tandem Stock Appreciation Rights may also be granted without reference to any Stock Options granted under the Plan.

        7.4    Terms and Conditions of Non-Tandem Stock Appreciation Rights.    Non-Tandem Stock Appreciation Rights granted hereunder shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, and the following:

          (a)    Exercise Price.    The exercise price per share of Common Stock subject to a Non-Tandem Stock Appreciation Right shall be determined by the Committee at the time of grant, provided that the per share exercise price of a Non-Tandem Stock Appreciation Right shall not be less than 100% of the Fair Market Value of the Common Stock at the time of grant.

          (b)    Term.    The term of each Non-Tandem Stock Appreciation Right shall be fixed by the Committee, but shall not be greater than 10 years after the date the right is granted.

          (c)    Exercisability.    Unless otherwise provided by the Committee in accordance with the provisions of this Section 7.4, Non-Tandem Stock Appreciation Rights granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at the time of grant. If the Committee provides, in its discretion, that any such right is exercisable subject to certain limitations (including, without limitation, that it is exercisable only in installments or within certain time periods), the Committee may waive such limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which such right may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion.

          (d)    Method of Exercise.    Subject to whatever installment exercise and waiting period provisions apply under Section 7.4(c), Non-Tandem Stock Appreciation Rights may be exercised in whole or in part at any time in accordance with the applicable Award Agreement, by giving written notice of exercise to the Company specifying the number of Non-Tandem Stock Appreciation Rights to be exercised.

          (e)    Payment.    Upon the exercise of a Non-Tandem Stock Appreciation Right a Participant shall be entitled to receive, for each right exercised, up to, but no more than, an amount in cash and/or Common Stock (as chosen by the Committee in its sole discretion) equal in value to the excess of the Fair Market Value of one share of Common Stock on the date that the right is exercised over the Fair Market Value of one share of Common Stock on the date that the right was awarded to the Participant.

          (f)    Termination.    Unless otherwise determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, subject to the provisions of the applicable Award Agreement and the Plan, upon a Participant's Termination for any reason, Non-Tandem Stock Appreciation Rights will remain exercisable following a Participant's Termination on the same basis as Stock Options would be exercisable following a Participant's Termination in accordance with the provisions of Sections 6.4(f) through 6.4(j).

          (g)    Non-Transferability.    No Non-Tandem Stock Appreciation Rights shall be Transferable by the Participant other than by will or by the laws of descent and distribution, and all such rights shall be exercisable, during the Participant's lifetime, only by the Participant.

        7.5    Limited Stock Appreciation Rights.    The Committee may, in its sole discretion, grant Tandem and Non-Tandem Stock Appreciation Rights either as a general Stock Appreciation Right or as a Limited Stock Appreciation Right. Limited Stock Appreciation Rights may be exercised only upon the occurrence of a Change in Control or such other event as the Committee may, in its sole discretion, designate at the time of grant or thereafter. Upon the exercise of Limited Stock Appreciation Rights, except as otherwise provided in an Award Agreement, the Participant shall receive in cash and/or Common Stock, as determined by the Committee, an amount equal to the amount (i) set forth in Section 7.2(e) with respect to Tandem Stock Appreciation Rights, or (ii) set forth in Section 7.4(e) with respect to Non-Tandem Stock Appreciation Rights.

        7.6    Other Terms and Conditions.    The Committee may include a provision in an Award Agreement providing for the automatic exercise of a Stock Appreciation Right on a cashless basis on the last day of the term of such Stock Appreciation Right if the Participant has failed to exercise the Stock Appreciation Right as of such date, with respect to which the Fair Market Value of the shares of Common Stock underlying the Stock Appreciation Right exceeds the exercise price of such Stock Appreciation Right on the date of expiration of such Stock Appreciation Right, subject to Section 14.4. Stock Appreciation Rights may contain such other provisions, which shall not be inconsistent with any of the terms of the Plan, as the Committee shall deem appropriate.

ARTICLE VIII
RESTRICTED STOCK

        8.1    Awards of Restricted Stock.    Shares of Restricted Stock may be issued either alone or in addition to other Awards granted under the Plan. The Committee shall determine the Eligible Individuals, to whom, and the time or times at which, grants of Restricted Stock shall be made, the number of shares to be awarded, the price (if any) to be paid by the Participant (subject to Section 8.2), the time or times within which such Awards may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the Awards.

        The Committee may condition the grant or vesting of Restricted Stock upon the attainment of specified performance targets (including, the performance goals) or such other factor as the Committee may determine in its sole discretion.

        8.2    Awards and Certificates.    Eligible Individuals selected to receive Restricted Stock shall not have any right with respect to such Award, unless and until such Participant has delivered a fully executed copy of the agreement evidencing the Award to the Company, to the extent required by the Committee, and has otherwise complied with the applicable terms and conditions of such Award. Further, such Award shall be subject to the following conditions:

          (a)    Purchase Price.    The purchase price of Restricted Stock shall be fixed by the Committee. Subject to Section 4.3, the purchase price for shares of Restricted Stock may be zero to the extent permitted by applicable law, and, to the extent not so permitted, such purchase price may not be less than par value.

          (b)    Acceptance.    Awards of Restricted Stock must be accepted within a period of 60 days (or such shorter period as the Committee may specify at grant) after the grant date, by executing a Restricted Stock agreement and by paying whatever price (if any) the Committee has designated thereunder.

          (c)    Legend.    Each Participant receiving Restricted Stock shall be issued a stock certificate in respect of such shares of Restricted Stock, unless the Committee elects to use another system, such as book entries by the transfer agent, as evidencing ownership of shares of Restricted Stock. Such certificate shall be registered in the name of such Participant, and shall, in addition to such legends required by applicable securities laws, bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

    "The anticipation, alienation, attachment, sale, transfer, assignment, pledge, encumbrance or charge of the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Agiliti, Inc. (the "Company") 2018 Omnibus Incentive Plan (the "Plan") and an Agreement entered into between the registered owner and the Company dated                        . Copies of such Plan and Agreement are on file at the principal office of the Company."

          (d)    Custody.    If stock certificates are issued in respect of shares of Restricted Stock, the Committee may require that any stock certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a duly signed stock power or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the shares subject to the Restricted Stock Award in the event that such Award is forfeited in whole or part.

        8.3    Restrictions and Conditions.    The shares of Restricted Stock awarded pursuant to the Plan, as well as any dividend equivalent rights awarded in respect to shares of Restricted Stock, shall be subject to the following restrictions and conditions:

          (a)    Restriction Period.    The Participant shall not be permitted to Transfer shares of Restricted Stock awarded under the Plan during the period or periods set by the Committee (the "Restriction Period") commencing on the date of such Award, as set forth in the Restricted Stock Award Agreement and such agreement shall set forth a vesting schedule and any event that would accelerate vesting of the shares of Restricted Stock. Within these limits, based on service, attainment of performance goals and/or such other factors or criteria as the Committee may determine in its sole discretion, the Committee may condition the grant or provide for the lapse of such restrictions in installments in whole or in part, or may accelerate the vesting of all or any part of any Restricted Stock Award and/or waive the deferral limitations for all or any part of any Restricted Stock Award.

          (b)   If the grant of shares of Restricted Stock or the lapse of restrictions is based on the attainment of performance goals, the Committee shall establish the objective performance goals and the applicable vesting percentage of the Restricted Stock applicable to each Participant or class of Participants in writing prior to the beginning of the applicable fiscal year or at such later date as otherwise determined by the Committee and while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances.

          (c)   Rights as a Stockholder.    Except as provided in Section 8.3(a) and this Section 8.3(c) or as otherwise determined by the Committee in an Award Agreement, the Participant shall have, with respect to the shares of Restricted Stock, all of the rights of a holder of shares of Common Stock of the Company, including, without limitation, the right to receive dividends, the right to vote such shares and, subject to and conditioned upon the full vesting of shares of Restricted Stock, the right to tender such shares. The Committee may, in its sole discretion, determine at the time of grant that the payment of dividends shall be deferred until, and conditioned upon, the expiration of the applicable Restriction Period.

          (d)   Termination.    Unless otherwise determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, subject to the applicable provisions of the Award Agreement and the Plan, upon a Participant's Termination for any reason during the relevant Restriction Period, all Restricted Stock still subject to restriction will be forfeited in accordance with the terms and conditions established by the Committee at grant or thereafter.

          (e)   Lapse of Restrictions.    If and when the Restriction Period expires without a prior forfeiture of the Restricted Stock, the certificates for such shares shall be delivered to the Participant. All legends shall be removed from said certificates at the time of delivery to the Participant, except as otherwise required by applicable law or other limitations imposed by the Committee.

ARTICLE IX
PERFORMANCE AWARDS

        9.1    Performance Awards.    The Committee may grant a Performance Award to a Participant payable upon the attainment of specific performance goals. If the Performance Award is payable in shares of Restricted Stock, such shares shall be transferable to the Participant only upon attainment of the relevant performance goal in accordance with Article VIII. If the Performance Award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of Restricted Stock (based on the then current Fair Market Value of such shares), as determined by the Committee, in its sole and absolute discretion. Each Performance Award shall be evidenced by an Award Agreement in such form that is not inconsistent with the Plan and that the Committee may from time to time approve.

        9.2    Terms and Conditions.    Performance Awards awarded pursuant to this Article IX shall be subject to the following terms and conditions:

          (a)    Earning of Performance Award.    At the expiration of the applicable Performance Period, the Committee shall determine the extent to which the performance goals established pursuant to Section 9.2(c) are achieved and the percentage of each Performance Award that has been earned.

          (b)    Non-Transferability.    Subject to the applicable provisions of the Award Agreement and the Plan, Performance Awards may not be Transferred during the Performance Period.

          (c)    Performance Goals; Dividends.    Unless otherwise determined by the Committee at the time of grant, amounts equal to dividends declared during the Performance Period with respect to the number of shares of Common Stock covered by a Performance Award will not be paid to the Participant. Any dividend equivalents may be accrued but are subject to the same restrictions of the underlying Performance Award.

          (d)    Payment.    Following the Committee's determination in accordance with Section 9.2(a), the Company shall settle Performance Awards, in such form (including, without limitation, in shares of Common Stock or in cash) as determined by the Committee, in an amount equal to such Participant's earned Performance Awards.

          (e)    Termination.    Subject to the applicable provisions of the Award Agreement and the Plan, upon a Participant's Termination for any reason during the Performance Period for a given Performance Award, the Performance Award in question will vest or be forfeited in accordance with the terms and conditions established by the Committee at grant.

          (f)    Accelerated Vesting.    Based on service, performance and/or such other factors or criteria, if any, as the Committee may determine, the Committee may, at or after grant, accelerate the vesting of all or any part of any Performance Award.

ARTICLE X
OTHER STOCK-BASED AND CASH-BASED AWARDS

        10.1    Other Stock-Based Awards.    The Committee is authorized to grant to Eligible Individuals Other Stock-Based Awards, including restricted stock units, that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Common Stock, including but not limited to, shares of Common Stock awarded purely as a bonus and not subject to restrictions or conditions, shares of Common Stock in payment of the amounts due under an incentive or performance plan sponsored or maintained by the Company or an Affiliate, stock equivalent units, restricted stock units, and Awards valued by reference to book value of shares of Common Stock. Other Stock-Based Awards may be granted either alone or in addition to or in tandem with other Awards granted under the Plan.

        Subject to the provisions of the Plan, the Committee shall have authority to determine the Eligible Individuals, to whom, and the time or times at which, such Awards shall be made, the number of shares of Common Stock to be awarded pursuant to such Awards, and all other conditions of the Awards. The Committee may also provide for the grant of Common Stock under such Awards upon the completion of a specified Performance Period.

        The Committee may condition the grant or vesting of Other Stock-Based Awards upon the attainment of specified performance goals as the Committee may determine, in its sole discretion.

        10.2    Terms and Conditions.    Other Stock-Based Awards made pursuant to this Article X shall be subject to the following terms and conditions:

          (a)    Non-Transferability.    Subject to the applicable provisions of the Award Agreement and the Plan, shares of Common Stock subject to Awards made under this Article X may not be Transferred prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses.

          (b)    Dividends.    Unless otherwise determined by the Committee at the time of Award, subject to the provisions of the Award Agreement and the Plan, the recipient of an Award under this Article X shall not be entitled to receive, currently or on a deferred basis, dividends or dividend equivalents in respect of the number of shares of Common Stock covered by the Award.

          (c)    Vesting.    Any Award under this Article X and any Common Stock covered by any such Award shall vest or be forfeited to the extent so provided in the Award Agreement, as determined by the Committee, in its sole discretion.

          (d)    Price.    Common Stock issued on a bonus basis under this Article X may be issued for no cash consideration. Common Stock purchased pursuant to a purchase right awarded under this Article X shall be priced, as determined by the Committee in its sole discretion.

        10.3    Other Cash-Based Awards.    The Committee may from time to time grant Other Cash-Based Awards to Eligible Individuals in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by applicable law, as it shall determine in its sole discretion. Other Cash-Based Awards may be granted subject to the satisfaction of vesting conditions or may be awarded purely as a bonus and not subject to restrictions or conditions, and if subject to vesting conditions, the Committee may accelerate the vesting of such Awards at any time in its sole discretion. The grant of an Other Cash-Based Award shall not require a segregation of any of the Company's assets for satisfaction of the Company's payment obligation thereunder.

ARTICLE XI
CHANGE IN CONTROL PROVISIONS

        11.1    Benefits.    In the event of a Change in Control of the Company (as defined below), and except as otherwise provided by the Committee in an Award Agreement, a Participant's unvested Awards shall not vest automatically and a Participant's Awards shall be treated in accordance with one or more of the following methods as determined by the Committee:

          (a)   Awards, whether or not then vested, shall be continued, assumed, or have new rights substituted therefor, as determined by the Committee in a manner consistent with the requirements of Section 409A of the Code, and restrictions to which shares of Restricted Stock or any other Award granted prior to the Change in Control are subject shall not lapse upon a Change in Control and the Restricted Stock or other Award shall, where appropriate in the sole discretion of the Committee, receive the same distribution as other Common Stock on such terms as determined by the Committee; provided that the Committee may decide to award additional Restricted Stock or other Awards in lieu of any cash distribution. Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Stock Option shall comply with the requirements of Treasury Regulation Section 1.424-1 (and any amendment thereto). If the Awards are not continued or assumed, all of the unvested Awards (but only those that are not assumed, substituted, and/or continued) will vest.

          (b)   The Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash equal to the excess (if any) of the Change in Control Price (as defined below) of the shares of Common Stock covered by such Awards, over the aggregate exercise price of such Awards. For purposes hereof, "Change in Control Price" shall mean, in the sole discretion of the Committee, the highest price per share of Common Stock paid in any transaction related to a Change in Control of the Company.

          (c)   The Committee may, in its sole discretion, terminate all outstanding and unexercised Stock Options, Stock Appreciation Rights, or any Other Stock-Based Award that provides for a Participant elected exercise, effective as of the date of the Change in Control, by delivering notice of termination to each Participant at least twenty (20) days prior to the date of consummation of the Change in Control, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Change in Control, each such Participant shall have the right to exercise in full all of such Participant's Awards that are then outstanding (without regard to any limitations on exercisability otherwise contained in the Award Agreements), but any such exercise shall be contingent on the occurrence of the Change in Control, and, provided that, if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

          (d)   Notwithstanding any other provision herein to the contrary, the Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions, of an Award at any time.

          (e)   Notwithstanding the foregoing, any escrow, holdback, earnout or similar provisions in the definitive documents relating to such Change in Control may apply to any payment to Participants to the same extent and in the same manner as such provisions apply to the holders of Common Stock. In addition, Participants will be required to execute any definitive transaction documents in connection with any Change in Control at the request of the Company or its Subsidiaries or Affiliates, or any of their collective successors.

        11.2    Change in Control.    Unless otherwise determined by the Committee in the applicable Award Agreement or other written agreement with a Participant approved by the Committee, a "Change in Control" shall be deemed to occur if, in a single transaction or in a series of related transactions, one of any of the following events occur:

          (a)   any Person has "beneficial ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either (A) the then-outstanding shares of Stock ("Outstanding Company Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities");

          (b)   individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

          (c)   consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any entity controlled by the Company, or a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any entity controlled by the Company (each, a "Business Combination"), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation or entity resulting from such Business Combination (including, without limitation, a corporation or entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person beneficially owns, directly or indirectly, more than 50% of, respectively, the then-outstanding shares of common stock of the corporation or equity of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation or entity, and (C) at least a majority of the members of the board of directors or comparable governing body of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

          (d)   immediately prior to the complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, with respect to any Award that is characterized as "nonqualified deferred compensation" within the meaning of Section 409A of the Code, an event shall not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a "change in ownership," a "change in effective control" or a "change in the ownership of a substantial portion of the assets" of the Company within the meaning of Section 409A of the Code.

ARTICLE XII
TERMINATION OR AMENDMENT OF PLAN

        Notwithstanding any other provision of the Plan, the Board may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of the Plan (including any amendment deemed necessary to ensure that the Company may comply with any regulatory requirement referred to in Article XIV or Section 409A of the Code), or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided herein, the rights of a Participant with respect to Awards granted prior to such amendment, suspension or termination, may not be impaired without the consent of such Participant and, provided further, that without the approval of the holders of the Company's Common Stock entitled to vote in accordance with applicable law, no amendment may be made that would (i) increase the aggregate number of shares of Common Stock that may be issued under the Plan (except by operation of Section 4.2); (ii) change the classification of individuals eligible to receive Awards under the Plan; (iii) decrease the minimum option price of any Stock Option or Stock Appreciation Right; (iv) extend the maximum option period under Section 6.4; (v) award any Stock Option or Stock Appreciation Right in replacement of a canceled Stock Option or Stock Appreciation Right with a higher exercise price than the replacement award; or (vi) require stockholder approval in order for the Plan to continue to comply with the applicable provisions of Section 422 of the Code. In no event may the Plan be amended without the approval of the stockholders of the Company in accordance with the applicable laws of the State of Delaware to increase the aggregate number of shares of Common Stock that may be issued under the Plan, decrease the minimum exercise price of any Award, or to make any other amendment that would require stockholder approval under Financial Industry Regulatory Authority (FINRA) rules and regulations or the rules of any exchange or system on which the Company's securities are listed or traded at the request of the Company. Notwithstanding anything herein to the contrary, the Board may amend the Plan or any Award Agreement at any time without a Participant's consent to comply with applicable law including Section 409A of the Code in a manner that does not impair the rights of any holder of any Award or if necessary, impairs the rights of any holder of any Award to the minimum extent necessary. The Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but, no such amendment or other action by the Committee shall impair the rights of any holder without the holder's consent.

ARTICLE XIII
UNFUNDED STATUS OF PLAN

        The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payment as to which a Participant has a fixed and vested interest but which are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any right that is greater than those of a general unsecured creditor of the Company.

ARTICLE XIV
GENERAL PROVISIONS

        14.1    Legend.    The Committee may require each person receiving shares of Common Stock pursuant to a Stock Option or other Award under the Plan to represent to and agree with the

Company in writing that the Participant is acquiring the shares without a view to distribution thereof. In addition to any legend required by the Plan, the certificates for such shares may include any legend that the Committee deems appropriate to reflect any restrictions on Transfer. All certificates for shares of Common Stock delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed or any national securities exchange system upon whose system the Common Stock is then quoted, any applicable federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

        14.2    Other Plans.    Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

        14.3    No Right to Employment/Directorship/Consultancy.    Neither the Plan nor the grant of any Option or other Award hereunder shall give any Participant or other employee, Consultant or Non-Employee Director any right with respect to continuance of employment, consultancy or directorship by the Company or any Affiliate, nor shall there be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate such employment, consultancy or directorship at any time.

        14.4    Withholding of Taxes.    The Company shall have the right to deduct from any payment to be made pursuant to the Plan, or to otherwise require, prior to the issuance or delivery of shares of Common Stock or the payment of any cash hereunder, payment by the Participant of, any federal, state or local taxes required by law to be withheld. Upon the vesting of Restricted Stock (or other Award that is taxable upon vesting), or upon making an election under Section 83(b) of the Code, a Participant shall pay all required withholding to the Company. Any minimum statutorily required withholding obligation with regard to any Participant may be satisfied, unless otherwise otherwise prohibited by the Committee, by reducing the number of shares of Common Stock otherwise deliverable or by delivering shares of Common Stock already owned, provided, however, that, at the Participant's discretion, the number of shares of Common Stock otherwise deliverable to the Participant may be further reduced in an amount up to the maximum individual tax rate in the Participant's particular jurisdiction, and only if the Company has a statutory obligation to withhold taxes on the Participant's behalf, in such case only if such reduction would not result in adverse financial accounting treatment, as determined by the Company (and in particular in connection with the effectiveness of the amendments to FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, as amended by FASB Accounting Standards Update No. 2016-09, Improvements to Employee Share-Based Payment Accounting). Any fraction of a share of Common Stock required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant.

        14.5    No Assignment of Benefits.    No Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

        14.6    Listing and Other Conditions.

          (a)   Unless otherwise determined by the Committee, as long as the Common Stock is listed on a national securities exchange or system sponsored by a national securities association, the issuance of shares of Common Stock pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system. The Company shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any Option or other Award with respect to such shares shall be suspended until such listing has been effected.

          (b)   If at any time counsel to the Company shall be of the opinion that any sale or delivery of shares of Common Stock pursuant to an Option or other Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to shares of Common Stock or Awards, and the right to exercise any Option or other Award shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

          (c)   Upon termination of any period of suspension under this Section 14.6, any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Award.

          (d)   A Participant shall be required to supply the Company with certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval the Company deems necessary or appropriate.

        14.7    Stockholders Agreement and Other Requirements.    Notwithstanding anything herein to the contrary, as a condition to the receipt of shares of Common Stock pursuant to an Award under the Plan, to the extent required by the Committee, the Participant shall execute and deliver a stockholder's agreement or such other documentation that shall set forth certain restrictions on transferability of the shares of Common Stock acquired upon exercise or purchase, and such other terms as the Board or Committee shall from time to time establish. Such stockholder's agreement or other documentation shall apply to the Common Stock acquired under the Plan and covered by such stockholder's agreement or other documentation. The Company may require, as a condition of exercise, the Participant to become a party to any other existing stockholder agreement (or other agreement).

        14.8    Governing Law.    The Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of the State of Delaware (regardless of the law that might otherwise govern under applicable Delaware principles of conflict of laws).

        14.9    Jurisdiction; Waiver of Jury Trial.    Any suit, action or proceeding with respect to the Plan or any Award Agreement, or any judgment entered by any court of competent jurisdiction in respect of any thereof, shall be resolved only in the courts of the State of Delaware or the United States District Court for the District of Delaware and the appellate courts having jurisdiction of appeals in such courts. In that context, and without limiting the generality of the foregoing, the Company and each Participant shall irrevocably and unconditionally (a) submit in any proceeding relating to the Plan or any Award Agreement, or for the recognition and enforcement of any judgment in respect thereof (a "Proceeding"), to the exclusive jurisdiction of the courts of the State of Delaware, the court of the United States of America for the District of Delaware, and appellate courts having jurisdiction of appeals from any of the foregoing, and agree that all claims in respect of any such Proceeding shall be heard and determined in such Delaware State court or, to the extent permitted by law, in such federal court, (b) consent that any such Proceeding may and shall be brought in such courts and waives any objection that the Company and each Participant may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agree not to plead or claim the same, (c) waive all right to trial by jury in any

Proceeding (whether based on contract, tort or otherwise) arising out of or relating to the Plan or any Award Agreement, (d) agree that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, in the case of a Participant, at the Participant's address shown in the books and records of the Company or, in the case of the Company, at the Company's principal offices, attention General Counsel, and (e) agree that nothing in the Plan shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

        14.10    Construction.    Wherever any words are used in the Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

        14.11    Other Benefits.    No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefit under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

        14.12    Costs.    The Company shall bear all expenses associated with administering the Plan, including expenses of issuing Common Stock pursuant to Awards hereunder.

        14.13    No Right to Same Benefits.    The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

        14.14    Death/Disability.    The Committee may in its discretion require the transferee of a Participant to supply it with written notice of the Participant's death or Disability and to supply it with a copy of the will (in the case of the Participant's death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Award. The Committee may also require that the agreement of the transferee to be bound by all of the terms and conditions of the Plan.

        14.15    Section 16(b) of the Exchange Act.    All elections and transactions under the Plan by persons subject to Section 16 of the Exchange Act involving shares of Common Stock are intended to comply with any applicable exemptive condition under Rule 16b-3. The Committee may establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of the Plan and the transaction of business thereunder.

        14.16    Section 409A of the Code.    The Plan is intended to comply with the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in the Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with Section 409A of the Code and to the extent such provision cannot be amended to comply therewith, such provision shall be null and void. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Company and, in the event that any amount or benefit under the Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Company. Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of "nonqualified deferred compensation" (within the meaning of Section 409A of the Code) that are otherwise required to be made under the Plan to a "specified employee" (as defined under Section 409A of the Code) as a result of such employee's separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period.

        14.17    Successor and Assigns.    The Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate.

        14.18    Severability of Provisions.    If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provisions had not been included.

        14.19    Payments to Minors, Etc.    Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person's guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Company, its Affiliates and their employees, agents and representatives with respect thereto.

        14.20    Special Rule Related to Securities Trading Policy.    The Company has established (or may from time to time establish) a securities trading policy (the "Policy") relative to disclosure and trading on inside information as described in the Policy. Under the Policy, certain Participants are or may be prohibited from trading Common Stock or other securities of the Company except during certain "window periods" as described in the Policy. If, under the terms of an Agreement, the last day on which a Stock Option or Stock Appreciation Right can be exercised falls on a date that is not, in the opinion of counsel to the Company, within a window period permitted by the Policy, the applicable exercise period shall automatically be extended by this Section 14.20 until the second business day of, in the opinion of counsel to the Company, a window period under the Policy, but in no event beyond the expiration date of the Stock Option or Stock Appreciation Right. The Committee shall interpret and apply the extension automatically provided by the preceding sentence to ensure when possible without extending the exercise period beyond the expiration date that in no event shall the term of any Stock Option or Stock Appreciation Right expire except during a window period.

        14.21    Headings and Captions.    The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

        14.22    Company Recoupment of Awards.    A Participant's rights with respect to any Award hereunder shall in all events be subject to (i) any right that the Company may have under any Company recoupment policy or other agreement or arrangement with a Participant, or (ii) any right or obligation that the Company may have regarding the clawback of "incentive-based compensation" under Section 10D of the Exchange Act and any applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission.

ARTICLE XV
EFFECTIVE DATE OF PLAN

        The Plan shall become effective on [the closing date of the Business Combination], 2018.

ARTICLE XVI
TERM OF PLAN

        No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the earlier of the date that the Plan is adopted or the date of stockholder approval, but Awards granted prior to such tenth anniversary may extend beyond that date.

 ARTICLE XVII
NAME OF PLAN

        The Plan shall be known as the "Agiliti, Inc. 2018 Omnibus Incentive Plan."

Annex C

FORM OF SUBSCRIPTION AGREEMENT

Federal Street Acquisition Corp.
100 Federal Street, 35th Floor
Boston, MA 02110

Ladies and Gentlemen:

        In connection with the proposed business combination (the "Transaction") between Federal Street Acquisition Corp., a Delaware corporation (the "Company"), Agiliti, Inc., a Delaware corporation (the "Issuer"), and UHS Holdco, Inc., a Delaware corporation ("UHS"), pursuant to an Agreement and Plan of Merger, dated as of the date hereof, among the Company, the Issuer, UHS and the other parties thereto (as may be amended and/or restated, the "Transaction Agreement"), the Company is seeking commitments from certain interested investors to purchase shares of the Company's Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), for a purchase price of $10.00 per share, in a private placement in which the Company expects to raise an aggregate of up to $250 million (subject to increase or decrease in the discretion of the Company). In connection therewith, the undersigned (the "Subscriber"), the Company and the Issuer agree as follows:

        1.    Subscription.    Subject to the terms and conditions hereof, the Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to the Subscriber, upon the payment of the subscription price therefor, the number of shares of Class A Common Stock set forth on the signature page hereto (the "Shares"). The Subscriber understands that pursuant to the Transaction Agreement the Shares will become shares of common stock in the Issuer.

        2.    Closing.    The closing of the sale of Shares contemplated hereby (the "Closing") is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and immediately prior to, the consummation of the Transaction. Upon (i) satisfaction of the conditions set forth in Section 3 below and (ii) not less than five (5) business days' written notice from (or on behalf of) the Company to the Subscriber (the "Closing Notice") that the Company reasonably expects all conditions to the closing of the Transaction to be satisfied on a date that is not less than five (5) business days from the date of the Closing Notice, the Subscriber shall deliver to the Company on or prior to the closing date specified in the Closing Notice (the "Closing Date") the subscription amount for the Shares subscribed (the "Subscription Amount") by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice against delivery to the Subscriber of the Shares in book entry form to the Subscriber or to a custodian designated by the Subscriber, as applicable. In the event the closing of the Transaction does not occur within one (1) business day of the Closing Date, the Company shall promptly (but no later than one business day thereafter) return the Subscription Amount to the Subscriber by wire transfer of Unites States dollars in immediately available funds to the account specified by the Subscriber, and any book entries shall be deemed cancelled.

        3.    Closing Conditions.    The Closing is also subject to the conditions that, on the Closing Date:

          (a)   no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred other than in connection with the consummation of the Transaction;

          (b)   all representations and warranties of the Company, the Issuer and the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by each of the

  Company, the Issuer and the Subscriber of each of the representations, warranties and agreements of each such party contained in this Subscription Agreement as of the Closing Date, but in each case without giving effect to consummation of the Transaction;

          (c)   no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition; and

          (d)   all conditions precedent to the closing of the Transaction, including the approval of the Company's shareholders, shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction).

        4.    Further Assurances.    At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

        5.    Company Representations and Warranties.    The Company represents and warrants to the Subscriber that:

          (a)   The Company has been duly incorporated, is validly existing and is in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted.

          (b)   The Shares have been duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company's Amended and Restated Certificate of Incorporation or under the laws of the State of Delaware.

          (c)   This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

          (d)   The issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions herein will be done in accordance with the NASDAQ marketplace rules and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would have a material adverse effect on the business, properties, financial condition, stockholders' equity or results of operations of the Company (a "Company Material Adverse Effect") or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Company

  Material Adverse Effect or materially affect the validity of the Shares or the legal authority of the Company to comply with this Subscription Agreement.

          (e)   There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares or (ii) the securities to be issued pursuant to any other subscription agreement with investors that have agreed to purchase securities in connection with the Transaction, that have not been or will be waived on or prior to the Closing Date.

          (f)    The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker's or finder's fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable.

          (g)   As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of 221,000,000 shares of capital stock, consisting of (i) 200,000,000 shares of Class A Common Stock, (ii) 20,000,000 shares of Class F Common Stock, par value $0.0001 per share, and (iii) 1,000,000 shares of Preferred Stock. As of the date of this Subscription Agreement, the issued and outstanding capital stock of the Company consists of 57,500,000 shares of capital stock, consisting of (A) 46,000,000 shares of Class A Common Stock, (B) 11,500,000 shares of Class F Common Stock, and (C) no shares of Preferred Stock. As of the date of this Subscription Agreement, the Company has 37,950,000 warrants outstanding, each such warrant entitling the holder thereof to purchase one (1) share of Class A Common Stock.

          (h)   The Company understands that the foregoing representations and warranties shall be deemed material and to have been relied upon by the Subscriber.

        6.    Issuer Representations and Warranties.    The Issuer represents and warrants to the Subscriber that:

          (a)   The Issuer has been duly incorporated, is validly existing and is in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted.

          (b)   This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and is enforceable in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

          (c)   The execution, delivery and performance of this Subscription Agreement by the Issuer and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject, which would have a material adverse effect on the business, properties, financial condition, stockholders' equity or results of operations of the Issuer (an "Issuer Material Adverse Effect") or materially affect the validity of the Shares or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would have an Issuer Material Adverse Effect or the legal authority of the Issuer to comply with this Subscription Agreement.

          (d)   There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares or (ii) the securities to be issued pursuant to any other subscription agreement with investors that have agreed to purchase securities in connection with the Transaction, that have not been or will be waived on or prior to the Closing Date.

          (e)   The Issuer has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker's or finder's fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable.

          (f)    The Issuer understands that the foregoing representations and warranties shall be deemed material and to have been relied upon by the Subscriber.

        7.    Subscriber Representations and Warranties.    The Subscriber represents and warrants to the Company that:

          (a)   The Subscriber is (i) a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act of 1933 as amended, (the "Securities Act")) or (ii) an institutional "accredited investor" (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the requirements set forth on Schedule A, and is acquiring the Shares only for his, her or its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A following the signature page hereto). The Subscriber is not an entity formed for the specific purpose of acquiring the Shares.

          (b)   The Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entry account representing the Shares shall contain a legend to such effect. The Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

          (c)   The Subscriber understands and agrees that the Subscriber is purchasing Shares directly from the Company. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Company, or its officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.

          (d)   The Subscriber's acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

          (e)   The Subscriber acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has reviewed (i) the Company's filings with the Securities and Exchange Commission ("SEC"); (ii) the filings with the SEC by Universal Hospital Services, Inc., a direct wholly owned subsidiary of UHS; and (iii) the disclosure package provided to the Subscriber, delivered on [    •    ], 2018 (the "Disclosure Package"). The Subscriber represents and agrees that the Subscriber and the Subscriber's professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Subscriber and such Subscriber's professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

          (f)    The Subscriber became aware of this offering of the Shares solely by means of direct contact between the Subscriber and the Company or a representative of the Company, and the Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Company or a representative of the Company. The Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to the Subscriber, by any other means. The Subscriber acknowledges that the Company represents and warrants that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

          (g)   The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the Disclosure Package and in the Company's and Universal Hospital Services, Inc.'s filings with the SEC. The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision.

          (h)   Alone, or together with any professional advisor(s), the Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Subscriber and that the Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber's investment in the Company. The Subscriber acknowledges specifically that a possibility of total loss exists.

          (i)    In making its decision to purchase the Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber. Without limiting the generality of the foregoing, the Subscriber has not relied on any statements or other information provided by the Placement Agents (as defined below) concerning the Company or the Shares or the offer and sale of the Shares.

          (j)    The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

          (k)   The Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

          (l)    The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound, and, if the Subscriber is not an individual, will not violate any provisions of the Subscriber's charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Subscriber is an individual, has legal competence and capacity to execute the same or, if the Subscriber is not an individual the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.

          (m)  Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Shares nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber's right to rely on the truth, accuracy and completeness of the Company's representations and warranties contained herein.

          (n)   The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") or in any Executive Order issued by the President of the United States and administered by OFAC ("OFAC List"), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a "Prohibited Investor"). The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the "BSA"), as amended by the USA PATRIOT Act of 2001 (the "PATRIOT Act"), and its implementing regulations (collectively, the "BSA/PATRIOT Act"), the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Shares were legally derived.

          (o)   No disclosure or offering document has been prepared by Citigroup Global Markets Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Placement Agents") or any of their respective affiliates in connection with the offer and sale of the Shares.

          (p)   The Placement Agents and each of their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Company.

          (q)   In connection with the issue and purchase of the Shares, neither of the Placement Agents has acted as the Subscriber's financial advisor or fiduciary.

          (r)   At the Closing, the Subscriber will have sufficient funds to pay the subscription amount pursuant to Section 2.

        8.    Registration Rights.

          (a)   In the event that the Shares are not registered on Form S-4 in connection with the consummation of the Transaction, the Issuer agrees that, within thirty (30) calendar days after the consummation of the Transaction, the Issuer will file with the SEC (at the Issuer's sole cost and expense) a registration statement registering the resale of the Shares (the "Registration Statement"), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective within ninety (90) calendar days after consummation of the Transaction, or such earlier practicable date. The Issuer agrees that it will cause such registration statement or another shelf registration statement to remain effective until the earlier of (i) two years from the issuance of the Shares, (ii) on the first date on which the Subscriber can sell all of its Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act within 90 days without limitation as to the amount of such securities that may be sold or (iii) the date on which Subscriber ceases to own all Shares that were covered by the Registration Statement (such period, the "Registration Period"). The Subscriber agrees to disclose its ownership to the Issuer upon request to assist it in making the determination described above. The Issuer's obligation to include the Shares (or shares issued in exchange therefor) in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Issuer such information regarding the Subscriber, the securities of the Issuer held by the Subscriber and the intended method of disposition of the Shares (or shares issued in exchange therefor) as shall be reasonably requested by the Issuer to effect the registration of the Shares (or shares issued in exchange therefor), and shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations.

          (b)   In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform the Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense the Issuer shall:

              (i)  except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to the Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, during the Registration Period;

             (ii)  advise the Subscriber within five (5) business days:

              (1)   when a Registration Statement or any amendment thereto has been filed with the SEC and when such Registration Statement or any post-effective amendment thereto has become effective;

              (2)   of any request by the SEC for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;

              (3)   of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

              (4)   of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

              (5)   subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (1) through (5) above constitutes material, nonpublic information regarding the Issuer;

            (iii)  use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

            (iv)  upon the occurrence of any event contemplated above, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

             (v)  use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Common Stock issued by the Issuer has been listed; and

            (vi)  use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby and to enable Subscriber to sell the Shares under Rule 144.

          (c)   Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer's board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer's board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a "Suspension Event"); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two occasions or for more than sixty (60) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s)

  referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber's sole discretion destroy, all copies of the prospectus covering the Shares in Subscriber's possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

          (d)    Indemnification.

              (i)  The Issuer agrees to indemnify, to the extent permitted by law the Subscriber, its directors and officers and agents and each person who controls the Subscriber (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys' fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement ("Prospectus") or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Issuer by such Subscriber expressly for use therein.

             (ii)  In connection with any Registration Statement in which a Subscriber is participating, such Subscriber shall furnish to the Issuer in writing such information and affidavits as the Issuer reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Issuer, its directors and officers and agents and each person who controls the Issuer (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys' fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Subscriber expressly for use therein; provided, however, that the liability of each such Subscriber shall be several and not joint and shall be in proportion to and limited to the net proceeds received by such Subscriber from the sale of Shares pursuant to such Registration Statement.

            (iii)  Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

        9.    Termination.    This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement or (c) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall promptly notify the Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement.

        10.    Trust Account Waiver.    The Subscriber acknowledges that the Company is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets. The Subscriber further acknowledges that, as described in the Company's prospectus relating to its initial public offering dated July 18, 2017 (the "Prospectus") available at www.sec.gov, substantially all of the Company's assets consist of the cash proceeds of the Company's initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the "Trust Account") for the benefit of the Company, its public shareholders and the underwriters of the Company's initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, if any, and for working capital, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Company entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement.

        11.    Miscellaneous.

          (a)   Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned.

          (b)   The Company may request from the Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of the Subscriber to acquire the Shares, and the Subscriber shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

          (c)   The Subscriber acknowledges that the Company, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Subscriber agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate. The Subscriber further acknowledges and agrees that the Placement Agents are a third-party beneficiary of the representations and warranties of the Subscriber contained in Section 6 of this Subscription Agreement.

          (d)   The Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

          (e)   All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

          (f)    This Subscription Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.

          (g)   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. This Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

          (h)   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

          (i)    If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

          (j)    This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

          (k)   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

          (l)    THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

        12.    Non-Reliance and Exculpation.    The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agent or any of their respective affiliates or any of their or their control persons, officers, directors and employees), other than the statements, representations and warranties contained in this Subscription Agreement, in making its investment or decision to invest in the Company. The Subscriber agrees that neither (i) any other purchaser pursuant to this Subscription Agreement or any other Subscription Agreement related to the private placement of the Shares (including the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser) nor (ii) the Placement Agent, their respective affiliates or any of their or their control persons, officers, directors or employees, shall be liable to any other purchaser pursuant to this Subscription Agreement or any other Subscription Agreement related to the private placement of the Shares for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.

        13.    Disclosure.    The Issuer shall not publicly disclose the name of Subscriber or any of its affiliates, or include the name of Subscriber or any of its affiliates in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of Subscriber, except (i) as required by the federal securities law in connection with the Registration Statement and (ii) to the extent such disclosure is required by law, at the request of the Staff of the SEC or regulatory agency or under the regulations of NASDAQ, in which case the Issuer shall use its reasonable best efforts to provide Subscriber with advance notice thereof.

[SIGNATURE PAGES FOLLOW]

        IN WITNESS WHEREOF, the Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:
By:
Name:
Its:
Name in which shares are to be registered (if different):	Date: August 13, 2018
Investor's EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:

Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Number of Shares subscribed for:
Aggregate Subscription Amount:	Price Per Share: $10

        You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice).

        IN WITNESS WHEREOF, each of the Company and the Issuer has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

FEDERAL STREET ACQUISITION CORP.
By:
Name:
Title:
Date: August 13, 2018
AGILITI, INC.
By:
Name:
Title:
Date: August 13, 2018

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
	1.	☐	We are a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act).
B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):
	1.	☐	We are an "accredited investor" (within the meaning of Rule 501(a) under the Securities Act. for one or more of the following reasons (Please check the applicable subparagraphs):
☐
We are a bank, as defined in Section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or a fiduciary capacity.
			☐	We are a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.
			☐	We are an insurance company, as defined in Section 2(13) of the Securities Act.
			☐	We are an investment company registered under the Investment Company Act of 1940 or a business development company, as defined in Section 2(a)(48) of that act.
			☐	We are a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.
☐
We are a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if the plan has total assets in excess of $5 million.
☐
We are an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is being made by a plan fiduciary, as defined in Section 3(21) of such act, and the plan fiduciary is either a bank, an insurance company, or a registered investment adviser, or if the employee benefit plan has total assets in excess of $5 million.
			☐	We are a private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.
☐
We are a corporation, Massachusetts or similar business trust, or partnership, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, that was not formed for the specific purpose of acquiring the Securities, and that has total assets in excess of $5 million.
☐
We are a trust with total assets in excess of $5 million not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.
			☐	We are an entity in which all of the equity owners are accredited investors.
C.	AFFILIATE STATUS
(Please check the applicable box)
THE INVESTOR:
	☐	is:
	☐	is not:
an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
This page should be completed by the Investor and constitutes a part of the Subscription Agreement

Annex D

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

Federal Street Acquisition Corp.
100 Federal Street, 35th Floor
Boston, MA 02110

Ladies and Gentlemen:

        In connection with the proposed business combination (the "Transaction") between Federal Street Acquisition Corp., a Delaware corporation (the "Company"), Agiliti, Inc., a Delaware corporation (the "Issuer"), and UHS Holdco, Inc., a Delaware corporation ("UHS"), pursuant to an Agreement and Plan of Merger, dated as of the date hereof, among the Company, the Issuer, UHS and the other parties thereto (as may be amended and/or restated, the "Transaction Agreement"), the Company is seeking commitments from certain interested investors to purchase shares of the Company's Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), for a purchase price of $10.00 per share, in a private placement in which the Company expects to raise an aggregate of up to $250 million (subject to increase or decrease in the discretion of the Company). In connection therewith, the undersigned (the "Subscriber"), the Company and the Issuer agree as follows:

        1.    Subscription.    Subject to the terms and conditions hereof, the Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to the Subscriber, upon the payment of the subscription price therefor, the number of shares of Class A Common Stock set forth on the signature page hereto (the "Shares"). The Subscriber understands that pursuant to the Transaction Agreement the Shares will become shares of common stock in the Issuer.

        2.    Closing.    The closing of the sale of Shares contemplated hereby (the "Closing") is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and immediately prior to, the consummation of the Transaction. Upon (i) satisfaction of the conditions set forth in Section 3 below and (ii) not less than five (5) business days' written notice from (or on behalf of) the Company to the Subscriber (the "Closing Notice") that the Company reasonably expects all conditions to the closing of the Transaction to be satisfied on a date that is not less than five (5) business days from the date of the Closing Notice, the Subscriber shall deliver to the Company on or prior to the closing date specified in the Closing Notice (the "Closing Date") the subscription amount for the Shares subscribed (the "Subscription Amount") by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice against delivery to the Subscriber of the Shares in book entry form to the Subscriber or to a custodian designated by the Subscriber, as applicable. In the event the closing of the Transaction does not occur within one (1) business day of the Closing Date, the Company shall promptly (but no later than one business day thereafter) return the Subscription Amount to the Subscriber by wire transfer of Unites States dollars in immediately available funds to the account specified by the Subscriber, and any book entries shall be deemed cancelled.

        3.    Closing Conditions.    The Closing by the Subscriber is also subject to the conditions (which conditions may be waived by the Subscriber) that, on the Closing Date:

          (a)   no suspension of the qualification of the Shares for offering or sale or trading in the United States, New York or NASDAQ or initiation or threatening of any proceedings for any of such purposes, shall have occurred other than in connection with the consummation of the Transaction;

          (b)   all representations and warranties of the Company and the Issuer contained in this Subscription Agreement shall be true and correct in all material respects (other than

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  representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by each of the Company and the Issuer of each of the representations, warranties and agreements of each such party contained in this Subscription Agreement as of the Closing Date, but in each case without giving effect to consummation of the Transaction;

          (c)   no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition;

          (d)   all conditions precedent to the closing of the Transaction, including the approval of the Company's shareholders, shall have been satisfied or waived, other than those conditions that, by their nature, are to be satisfied at the closing of the Transaction, but subject to the satisfaction of those conditions at such time (without any material waiver of any such conditions that would reasonably be expected to adversely affect the Subscriber except waivers to which the Subscriber consents in writing) and the Debt Financing contemplated by the Debt Commitment Letter (as defined in the Transaction Agreement) to be funded at Closing has been funded or will be funded at the Closing (and the Debt Financing (as defined in the Transaction Agreement) to be funded after the Closing for the purpose of the Existing Notes Refinancing (as defined in the Transaction Agreement) is not subject to any event of default or unsatisfied condition which would permit the lenders not to fund all or a portion of the Debt Financing as contemplated by the Debt Commitment Letter); and

          (e)   no material amendment or modification of the Transaction Agreement (as the same exists on the date hereof as provided to the Subscriber) shall have occurred that would reasonably be expected to adversely affect the Subscriber, unless the Subscriber has consented in writing to such amendment or modification.

        4.    Further Assurances.    At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

        5.    Company Representations and Warranties.    The Company represents and warrants to the Subscriber that:

          (a)   The Company has been duly incorporated, is validly existing and is in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted.

          (b)   The Shares have been duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company's Amended and Restated Certificate of Incorporation or under the laws of the State of Delaware.

          (c)   This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

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          (d)   The issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions herein will be done in accordance with the NASDAQ marketplace rules and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would have a material adverse effect on the business, properties, financial condition, stockholders' equity or results of operations of the Company (a "Company Material Adverse Effect") or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Company Material Adverse Effect or materially affect the validity of the Shares or the legal authority of the Company to comply with this Subscription Agreement.

          (e)   There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares or (ii) the securities to be issued pursuant to any other subscription agreement with investors that have agreed to purchase securities in connection with the Transaction, that have not been or will be waived on or prior to the Closing Date.

          (f)    The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker's or finder's fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable.

          (g)   As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of 221,000,000 shares of capital stock, consisting of (i) 200,000,000 shares of Class A Common Stock, (ii) 20,000,000 shares of Class F Common Stock, par value $0.0001 per share, and (iii) 1,000,000 shares of Preferred Stock. As of the date of this Subscription Agreement, the issued and outstanding capital stock of the Company consists of 57,500,000 shares of capital stock, consisting of (A) 46,000,000 shares of Class A Common Stock, (B) 11,500,000 shares of Class F Common Stock, and (C) no shares of Preferred Stock. As of the date of this Subscription Agreement, the Company has 37,950,000 warrants outstanding, each such warrant entitling the holder thereof to purchase one (1) share of Class A Common Stock.

          (h)   The Company understands that the foregoing representations and warranties shall be deemed material and to have been relied upon by the Subscriber.

        6.    Issuer Representations and Warranties.    The Issuer represents and warrants to the Subscriber that:

          (a)   The Issuer has been duly incorporated, is validly existing and is in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted.

          (b)   This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and is enforceable in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other

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  laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

          (c)   The execution, delivery and performance of this Subscription Agreement by the Issuer and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject, which would have a material adverse effect on the business, properties, financial condition, stockholders' equity or results of operations of the Issuer (an "Issuer Material Adverse Effect") or materially affect the validity of the Shares or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would have an Issuer Material Adverse Effect or the legal authority of the Issuer to comply with this Subscription Agreement.

          (d)   There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares or (ii) the securities to be issued pursuant to any other subscription agreement with investors that have agreed to purchase securities in connection with the Transaction, that have not been or will be waived on or prior to the Closing Date.

          (e)   The Issuer has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker's or finder's fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable.

          (f)    The Issuer understands that the foregoing representations and warranties shall be deemed material and to have been relied upon by the Subscriber.

        7.    Subscriber Representations and Warranties.    The Subscriber represents and warrants to the Company that:

          (a)   The Subscriber is (i) a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act of 1933 as amended, (the "Securities Act")) or (ii) an institutional "accredited investor" (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the requirements set forth on Schedule A, and is acquiring the Shares only for his, her or its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A following the signature page hereto).

          (b)   The Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and

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  (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entry account representing the Shares shall contain a legend to such effect. The Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

          (c)   The Subscriber understands and agrees that the Subscriber is purchasing Shares directly from the Company. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Company, or its officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.

          (d)   The Subscriber's acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

          (e)   The Subscriber acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has reviewed (i) the Company's filings with the Securities and Exchange Commission ("SEC"); and (ii) the filings with the SEC by Universal Hospital Services, Inc., a direct wholly owned subsidiary of UHS. The Subscriber represents and agrees that the Subscriber and the Subscriber's professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Subscriber and such Subscriber's professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

          (f)    The Subscriber became aware of this offering of the Shares solely by means of direct contact between the Subscriber and the Company or a representative of the Company, and the Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Company or a representative of the Company. The Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to the Subscriber, by any other means. The Subscriber acknowledges that the Company represents and warrants that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

          (g)   The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the Company's and Universal Hospital Services, Inc.'s filings with the SEC. The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision.

          (h)   Alone, or together with any professional advisor(s), the Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Subscriber and that the Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber's investment in the Company. The Subscriber acknowledges specifically that a possibility of total loss exists.

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          (i)    In making its decision to purchase the Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber. Without limiting the generality of the foregoing, the Subscriber has not relied on any statements or other information provided by the Placement Agents (as defined below) concerning the Company or the Shares or the offer and sale of the Shares.

          (j)    The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

          (k)   The Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

          (l)    The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound, and, if the Subscriber is not an individual, will not violate any provisions of the Subscriber's charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Subscriber is an individual, has legal competence and capacity to execute the same or, if the Subscriber is not an individual the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.

          (m)  Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Shares nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber's right to rely on the truth, accuracy and completeness of the Company's representations and warranties contained herein.

          (n)   The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") or in any Executive Order issued by the President of the United States and administered by OFAC ("OFAC List"), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a "Prohibited Investor"). The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the "BSA"), as amended by the USA PATRIOT Act of 2001 (the "PATRIOT Act"), and its implementing regulations (collectively, the "BSA/PATRIOT Act"), the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Shares were legally derived.

          (o)   No disclosure or offering document has been prepared by Citigroup Global Markets Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Placement Agents") or any of their respective affiliates in connection with the offer and sale of the Shares.

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          (p)   The Placement Agents and each of their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Company.

          (q)   In connection with the issue and purchase of the Shares, neither of the Placement Agents has acted as the Subscriber's financial advisor or fiduciary.

          (r)   Subject to the satisfaction of the terms and conditions of this Subscription Agreement, the Subscriber will have sufficient funds to pay the subscription amount pursuant to Section 2 at the Closing.

        8.    Registration Rights and Director Nomination Agreement.    Subscriber and the Issuer shall enter into a registration rights agreement and a director nomination agreement in connection with the closing of the transactions contemplated by the Transaction Agreement, substantially in the forms attached as Exhibits D and E, respectively, thereto.

        9.    Termination.    This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto and UHS to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing, or (d) if UHS or any of its affiliates asserts any right or seeks any remedy against the Subscriber or any of its direct or indirect equityholders, management companies, affiliates, agents, attorneys, or representatives, and any financial advisor or lender or any affiliate of any of the foregoing, other than (i) the right of specific performance by UHS against the Subscriber in accordance with the terms and conditions of Section 11(g) of this Subscription Agreement, (ii) a claim against Parent or PubCo under the Transaction Agreement, (iii) the right of specific performance by UHS as a third party beneficiary of the equity commitment letter, dated as of August 13, 2018, by and among Thomas H. Lee Equity Fund VIII, L.P., Thomas H. Lee Parallel Fund VIII, L.P., and THL Executive Fund VIII, L.P. and THL Agility Investors LLC (the "Equity Commitment Letter"), or (iv) a claim by UHS or any other Person who is an affiliate of the Company under any Ancillary Agreement (as defined in the Transaction Agreement) to which UHS or such Person is a party against any other party to such Ancillary Agreement, in the case of each of clauses (i) through (iv), in accordance with and subject to the terms and limitations of the applicable agreements; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall promptly notify the Subscriber of (i) the termination of the Transaction Agreement promptly after the termination of such agreement, (ii) any amendment to the Transaction Agreement and (iii) any waiver of any of the conditions specified in Article 6 of the Transaction Agreement.

        10.    Trust Account Waiver.    The Subscriber acknowledges that the Company is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets. The Subscriber further acknowledges that, as described in the Company's prospectus relating to its initial public offering dated July 18, 2017 (the "Prospectus") available at www.sec.gov, substantially all of the Company's assets consist of the cash proceeds of the Company's initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the "Trust Account") for the benefit of the Company, its public shareholders and the underwriters of the Company's initial public offering. Except with respect to interest earned on the

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funds held in the Trust Account that may be released to the Company to pay its tax obligations, if any, and for working capital, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Company entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement.

        11.    Miscellaneous.

          (a)   Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned.

          (b)   The Company may request from the Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of the Subscriber to acquire the Shares, and the Subscriber shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

          (c)   The Subscriber acknowledges that the Company, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Subscriber agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate. The Subscriber further acknowledges and agrees that the Placement Agents are a third-party beneficiary of the representations and warranties of the Subscriber contained in Section 6 of this Subscription Agreement.

          (d)   The Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

          (e)   All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

          (f)    This Subscription Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought and, to the extent such modification, waiver or termination is material and would reasonably be expected to adversely affect UHS, UHS.

          (g)   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. This Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns; provided, that, subject to the terms and conditions of this Subscription Agreement and Section 9.10(b) of the Transaction Agreement, UHS shall have the right, as a third party beneficiary of this Subscription Agreement, to obtain specific performance of the Subscriber's obligation to cause the Subscription Amount to be funded when due hereunder (including, to the extent necessary to cause such funding, to cause the Subscriber to use reasonable best efforts to enforce contractual commitments available to the Subscriber), but solely to the extent the Company has the right hereunder to enforce such obligation pursuant to the terms, and subject to the conditions, hereof and solely to the extent required to give effect to a grant of specific performance to UHS under and in accordance with the terms and conditions of Section 9.10(b) of the Transaction Agreement (as in effect on the date hereof), and for no other purpose, which right of UHS as third party beneficiary shall be the sole and exclusive direct or indirect right and remedy (whether at law or in equity) available to UHS and its security holders and affiliates (or available to any Person claiming by, through, or on behalf or for the benefit of any of them)

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  against the Subscriber or any of its direct or indirect equityholders, management companies, affiliates, agents, attorneys, or representatives, and any financial advisor or lender or any affiliate of any of the foregoing, with respect to any claim (whether sounding in contract or tort, under statute or otherwise) arising under or related to the Transaction Agreement or this Subscription Agreement or the transactions contemplated hereby or thereby or related negotiations, including without limitation in connection with any beach or alleged breach by the Company or the Issuer of any obligation under or related to the Transaction Agreement (whether or not any such breach or alleged breach is caused by the Subscriber's breach of its obligations under this Subscription Agreement) and any breach or alleged breach by the Subscriber of any obligation under or related to this Subscription Agreement; provided that nothing herein limits (i) a claim by UHS against Parent or PubCo under the Transaction Agreement, (ii) the right of specific performance by UHS as a third party beneficiary of the Equity Commitment Letter, or (iii) a claim by UHS or any other Person who is a security holder or affiliate of the Company under any Ancillary Agreement (as defined in the Transaction Agreement) to which UHS or such Person is a party against any other party to such Ancillary Agreement, in the case of each of clauses (i) through (iii), in accordance with and subject to the terms and limitations of the applicable agreements; provided, further, that, for the avoidance of doubt, nothing in the foregoing proviso shall, or shall be deemed to, increase the scope of any rights held by UHS or such other Person under any of the foregoing agreements or allow recourse against any Person other than as expressly provided in such foregoing agreements.

          (h)   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

          (i)    If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

          (j)    This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

          (k)   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

          (L)  THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

          (m)  Each party hereto hereby, and any person asserting rights as a third party beneficiary hereunder may do so only if he, she or it, irrevocably agrees that any claims shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in

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  the State of Delaware, and each party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a claim that is filed in accordance with this Section 11(m) is pending before a court, all actions, suits or proceedings with respect to such claim or any other claim, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any claim, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party's property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 11(m) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          12.    Non-Reliance and Exculpation.    The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agent or any of their respective affiliates or any of their or their control persons, officers, directors and employees), other than the statements, representations and warranties contained in this Subscription Agreement, in making its investment or decision to invest in the Company. The Subscriber agrees that neither (i) any other purchaser pursuant to this Subscription Agreement or any other Subscription Agreement related to the private placement of the Shares (including the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser) nor (ii) the Placement Agent, their respective affiliates or any of their or their control persons, officers, directors or employees, shall be liable to any other purchaser pursuant to this Subscription Agreement or any other Subscription Agreement related to the private placement of the Shares for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.

        13.    Disclosure.    The Issuer shall not publicly disclose the name of Subscriber or any of its affiliates, or include the name of Subscriber or any of its affiliates in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of Subscriber, except (i) as required by the federal securities law in connection with the Registration Statement and (ii) to the extent such disclosure is required by law, at the request of the Staff of the SEC or regulatory agency or under the regulations of NASDAQ, in which case the Issuer shall use its reasonable best efforts to provide Subscriber with advance notice thereof.

[SIGNATURE PAGES FOLLOW]

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        IN WITNESS WHEREOF, the Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber:			State/Country of Formation or Domicile: Delaware
By:	/s/ KENT R. WELDON
	Name:	Kent R. Weldon
	Its:	Authorized Signatory
Name in which shares are to be registered (if different):			Date: August 13, 2018
Subscriber's EIN:
Business Address-Street: 100 Federal Street, 35th Floor			Mailing Address-Street (if different):
City, State, Zip: Boston, MA 02110			City, State, Zip:
Attn: Shari H. Wolkon			Attn:
Telephone No.: (617) 227-1050			Telephone No.:
Facsimile No.: (617) 227-3514			Facsimile No.:
Number of Shares subscribed for: 20,000,000
Aggregate Subscription Amount: $200,000,000.00			Price Per Share: $10

        You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice).

        IN WITNESS WHEREOF, each of the Company and the Issuer has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

FEDERAL STREET ACQUISITION CORP.
	By:	/s/ CHARLES P. HOLDEN
		Name:	Charles P. Holden
		Title:	Chief Financial Officer
Date: August 13, 2018
AGILITI, INC.
	By:	/s/ CHARLES P. HOLDEN
		Name:	Charles P. Holden
		Title:	Chief Financial Officer
Date: August 13, 2018

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF THE SUBSCRIBER

A.
QUALIFIED INSTITUTIONAL BUYER STATUS

  (Please check the applicable subparagraphs):

  1.
  ☐    We are a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act).

B.
INSTITUTIONAL ACCREDITED INVESTOR STATUS

  (Please check the applicable subparagraphs):

  1.
  ☐    We are an "accredited investor" (within the meaning of Rule 501(a) under the Securities Act. for one or more of the following reasons (Please check the applicable subparagraphs):

    ☐
    We are a bank, as defined in Section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or a fiduciary capacity.

    ☐
    We are a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.

    ☐
    We are an insurance company, as defined in Section 2(13) of the Securities Act.

    ☐
    We are an investment company registered under the Investment Company Act of 1940 or a business development company, as defined in Section 2(a)(48) of that act.

    ☐
    We are a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

    ☐
    We are a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if the plan has total assets in excess of $5 million.

    ☐
    We are an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is being made by a plan fiduciary, as defined in Section 3(21) of such act, and the plan fiduciary is either a bank, an insurance company, or a registered investment adviser, or if the employee benefit plan has total assets in excess of $5 million.

    ☐
    We are a private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

    ☐
    We are a corporation, Massachusetts or similar business trust, or partnership, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, that was not formed for the specific purpose of acquiring the Securities, and that has total assets in excess of $5 million.

    ☐
    We are a trust with total assets in excess of $5 million not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

    ☒
    We are an entity in which all of the equity owners are accredited investors.

C.
AFFILIATE STATUS

  (Please check the applicable box)

  THE SUBSCRIBER:

  ☐
  is:

  ☒
  is not:

    an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

This page should be completed by the Subscriber and constitutes a part of the Subscription Agreement

Annex E

August 13, 2018

Board of Directors
Federal Street Acquisition Corp.
100 Federal Street, 35th Floor
Boston, MA 02110

The Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to Federal Street Acquisition Corp. (the "Company") of the Consideration (as defined below) in connection with the Agreement and Plan of Merger (the "Agreement") to be entered into by and among the Company, Agiliti, Inc. ("PubCo"), Umpire Spac Merger Sub, Inc., Umpire Equity Merger Sub, Inc., Umpire Cash Merger Sub, Inc., UHS Holdco, Inc. ("Target"), solely in their capacities as the Majority Stockholders, IPC/UHS, L.P. ("IPC"), and IPC/UHS Co-Investment Partners, L.P. and, solely in its capacity as the Stockholders' Representative pursuant to Section 9.14 of the Agreement, IPC. As more fully described in the Agreement, the Company will pay, in the aggregate and subject to certain adjustments, approximately $630 million in cash and approximately $238 million of common stock of PubCo ("PubCo Stock") and options to purchase PubCo Stock to acquire the Target (the "Transaction"). In connection with the Transaction, as more fully described in the Agreement, the Company will repay approximately $695 million of debt of the Target, assume approximately $17 million of existing capital leases of the Target and pay approximately $45 million of transaction expenses (all such indebtedness, liabilities and estimated transaction expenses, together with existing founders shares in the Company valued at approximately $115 million and amounts payable pursuant to the foregoing sentence, the "Consideration"). With your consent, we have assumed that any adjustments to the Consideration in accordance with the Agreement or otherwise would not be material to our analysis or this opinion.

        In arriving at our opinion, we have, among other things: (i) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Target furnished to us by the Company, including financial forecasts provided to, or discussed with, us by the management of the Company; (ii) reviewed certain pro forma financial effects of the Transaction furnished to us by the Company; (iii) conducted discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i)—(ii) of this paragraph, as well as the businesses and prospects of the Target and the Company generally; (iv) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (v) reviewed the financial terms of certain other transactions that we deemed relevant; (vi) reviewed a draft, dated August 5, 2018, of the Agreement; and (vii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

        In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of any of such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory, and accounting advisors with respect to legal, tax, regulatory, and accounting matters. With respect to the financial forecasts and other information relating to the Target and the Company, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Target or the Company, as the case may be, as to the future performance of the Target and the Company. In addition, we have relied, with your consent, on the assessments of the management of the Company as to the Company's ability to retain key employees of the Target. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Target or the Company, nor have we been furnished with any such evaluation or appraisal.

        Our opinion does not address the Company's underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax, or accounting matters. At your direction, we have not been asked, nor do we offer, any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Consideration from a financial point of view to the Company. With your consent, we express no opinion as to the prices at which PubCo Stock or any other securities of the Company may trade at any time. With your consent, we are not expressing any opinion on any cash payments pursuant to a tax receivable agreement to be entered into by PubCo, IPC and the Target. We are not expressing any opinion as to the solvency of the Target or the Company following the closing of the Transaction. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, and that the parties to the Agreement will comply with all the material terms of the Agreement in respects material to our analysis. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the completion of the Transaction will be obtained except to the extent that could not be material to our analysis. We also have not been requested to, and have not, participated in the structuring or negotiation of the Transaction.

        Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof. In addition, as you are aware, certain data underlying our analysis and opinion pre-date (and/or do not reflect the impact of) recently enacted federal tax legislation. The financial and stock markets have been adjusting to the impacts of such legislation, and we express no opinion or view as to any potential effects of such impacts on the Company, the Target or the Transaction.

        We have been engaged by the Company to render this opinion and will receive a fee payable in two installments following delivery of this opinion, which fee is not contingent upon either the conclusion expressed in this opinion or the successful consummation of the Transaction. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Target.

        This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction

E-2

or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company or the Target, other than the fairness of the Consideration from a financial point of view to the Company. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the Company.

Very truly yours,
/s/ Moelis & Company LLC MOELIS & COMPANY LLC

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